As filed with the U.S. Securities and Exchange Commission on September 8, 2023

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARTEMIS STRATEGIC INVESTMENT CORPORATION*

(Exact name of registrant as specified in its charter)

Delaware	6770	86-1303512
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3310 East Corona Avenue

Phoenix, Arizona 85040

(602) 346-0329

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Holly Gagnon

Artemis Strategic Investment Corporation

3310 East Corona Avenue

Phoenix, Arizona 85040

Telephone: (602) 346-0329

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barry I. Grossman, Esq. Lloyd Steele, Esq. Nahal A. Nellis, Esq.	Jonathan H. Talcott, Esq. Andrew M. Tucker, Esq. Lorie Mason, Esq.
Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105-0302 (212) 370-1300	Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW Suite 900 Washington, D.C. 20001 (202) 689-2800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and after all conditions under the Business Combination Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated	☒
Accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

*	The Registrant is currently named Artemis Strategic Investment Corporation. Upon closing of the transactions described herein, the Registrant will change its name to Danam Health Holding Corporation.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permissible.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

DATED SEPTEMBER 8, 2023, SUBJECT TO COMPLETION

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF

ARTEMIS STRATEGIC INVESTMENT CORPORATION

AND

PROSPECTUS FOR UP TO 20,170,434 SHARES OF CLASS A COMMON STOCK OF

ARTEMIS STRATEGIC INVESTMENT CORPORATION

TO THE STOCKHOLDERS OF ARTEMIS STRATEGIC INVESTMENT CORPORATION:

We are pleased to enclose the proxy statement/prospectus of Artemis Strategic Investment Corporation, a Delaware corporation (“Artemis”), relating to the proposed merger (the “Merger”) of ASIC Merger Sub Inc., a Delaware corporation and newly formed wholly-owned subsidiary of Artemis (“Merger Sub”), with and into Danam Health, Inc., a Delaware corporation (“Danam”), pursuant to an Agreement and Plan of Merger, dated as of August 7, 2023 (as amended, including by that First Amendment to Agreement and Plan of Merger dated September 7, 2023, and as further amended or supplemented from time to time, the “Business Combination Agreement”), by and among Artemis, Merger Sub, Danam, Artemis Sponsor, LLC, a Delaware limited liability company, in the capacity as representative for the stockholders of Artemis after effective time (the “Effective Time”) of the Business Combination (as defined below) and Suren Ajjarapu, an individual, in the capacity as representative of the stockholders of Danam from and after the Effective Time. If (i) the Business Combination Agreement is adopted and the Merger and the other transactions contemplated thereby (collectively, the “Business Combination”) are approved by Artemis’ and Danam’s stockholders, and (ii) the Business Combination is subsequently completed, Merger Sub will merge with and into Danam with Danam surviving the Business Combination as a wholly-owned subsidiary of Artemis, and all shares of Danam stock issued and outstanding immediately prior to the Effective Time of the Business Combination (other than those properly exercising any applicable dissenters or appraisal rights under applicable law) will be converted into the right to receive shares of Artemis common stock as set forth herein. Upon the consummation of the Business Combination, Artemis will change its name to “Danam Health Holding Corporation.” We refer to Artemis following the consummation of the Business Combination as “New Danam.”

Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the Effective Time, the stockholders of Danam (each a “Danam Stockholder”) shall be entitled to receive a number of shares of Artemis Class A Common Stock (as defined below) with an aggregate value (the “Merger Consideration”) of $170 million (subject to adjustment by amounts of working capital and net debt as provided in the Business Combination Agreement), with each share valued at $10.00 per share in an amount equal to such Danam Stockholder’s pro rata share of such Merger Consideration, in each case as provided in the Business Combination Agreement.

Upon the Effective Time, (1) the outstanding publicly traded units of Artemis will be separated into their component securities, consisting of one share of Class A common stock, par value $0.0001 per share, of Artemis (the “Artemis Class A Common Stock”) and one-half of one redeemable public warrant, with each whole warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock at a purchase price of $11.50 per share (the “Artemis Warrant”); (2) pursuant to the amended and restated certificate of incorporation of Artemis, each Class B common stock, par value $0.0001 per share, of Artemis, will be automatically converted into one share of Artemis Class A Common Stock; and (3) each outstanding share of Artemis Class A Common Stock will be converted automatically into common stock, par value $0.0001 per share, of Artemis at and following the Closing, which will be renamed New Danam (the “New Danam Common Stock”), and each whole Artemis Warrant will become exercisable into one share of New Danam Common Stock.

The exact number of shares of New Danam Common Stock to be issued in connection with the Business Combination is subject to adjustment based on the number of equity securities of Danam outstanding as of immediately prior to the Effective Time and shall be finally determined in accordance with, and subject to, the terms of the Business Combination Agreement. All convertible securities of Danam, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Danam common stock or New Danam Common Stock.

Up to an additional 3,000,000 shares of New Danam Common Stock (the “Earnout Shares”) will be contingently issuable, in the form of an earnout, to those existing holders of Danam common stock immediately prior to the Effective Time (“Existing Danam Holders”), subject to certain terms and conditions relating to specified gross revenue of New Danam equal or exceeding $50 million at any time during the year ended December 31, 2024 (resulting in eligibility for a pro rata issuance to Existing Danam Holders of up to 1 million Earnout Shares), and $85 million at any time during the year ended December 31, 2025 (resulting in eligibility for a pro rata issuance of up to the remaining Earnout Shares).

It is anticipated that, upon the completion of the Business Combination, Artemis’ public stockholders will retain an ownership interest of approximately 7.3% of the outstanding capital stock of New Danam; Artemis Sponsor, LLC (Artemis’ sponsor) and the other Initial Stockholders will retain an aggregate ownership interest of approximately 17.4% of the outstanding capital stock of New Danam; and the Danam stockholders will own approximately 58.1% of the outstanding capital stock of New Danam. On a diluted basis, reflecting the vested Danam options as of June 30, 2023, Artemis’ public shareholders will retain 7.3% and the Danam Stockholders would retain an aggregate of 58.1% of the capital stock of New Danam. The foregoing ownership percentages with respect to New Danam following the Business Combination exclude any outstanding Warrants and assume that (i) there are no redemptions of any shares by Artemis’ public stockholders in connection with the Business Combination (or in connection with an amendment to the Artemis Charter prior to the Closing to extend the deadline by which Artemis must complete its initial business combination), (ii) no awards are issued under New Danam’s 2023 Equity Incentive Plan, (iii) no shares are issued under the New Danam’s Employee Stock Purchase Plan, (iv) no warrants are issued in respect of additional funds provided to the Company for working capital, and (v) Artemis does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Artemis’ existing stockholders in New Danam will be different.

Artemis’ units, Artemis’ Class A Common Stock and Public Warrants are publicly traded on the Nasdaq Global Market (“Nasdaq”). Artemis will apply to list the New Danam Common Stock and public warrants on Nasdaq under the symbols “DLVM” and “DLVMW”, respectively, upon the Closing. Upon the Closing, Artemis’ units will be separated into their component securities and will cease to be listed on Nasdaq.

Artemis will hold a virtual special meeting of its stockholders (the “Artemis Special Meeting”) in order to obtain the stockholder approvals necessary to complete the Business Combination. At the Artemis Special Meeting, which will be held exclusively via a live audio webcast at https://www.cstproxy.com/[●], on [●], 2023 at [●] a.m., Eastern time, unless postponed or adjourned to a later date, Artemis will ask its stockholders to adopt the Business Combination Agreement and the related transactions, thereby approving the Business Combination, and to approve the other proposals described in this proxy statement/prospectus. To participate in the virtual meeting, an Artemis stockholder of record will need the control number included on such stockholder’s proxy card or instructions that accompanied such stockholder’s proxy materials. If an Artemis stockholder holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, such Artemis stockholder should contact his, her or its broker, bank or nominee to ensure that votes related to the shares he, she or it beneficially owns are properly counted. In this regard, such Artemis stockholder must provide the record holder of his, her or its shares with instructions on how to vote his, her or its shares or, if such Artemis stockholder wishes to attend the Artemis Special Meeting and vote in person, obtain a proxy from his, her or its broker, bank or nominee. The live audio webcast of the Artemis Special Meeting will begin promptly at [●] a.m., Eastern Time. Artemis stockholders are encouraged to access the Artemis Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.

If you have any questions or need assistance voting your Artemis common stock, please contact Alliance Advisors, Artemis’ proxy solicitor, by calling 800-574-6216 or by emailing bvalerio@allianceadvisors.com. This notice of the Artemis Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/[●].

After careful consideration, the respective Artemis and Danam boards of directors have unanimously approved the Business Combination Agreement and the Business Combination, and the board of directors of Artemis has approved the other Artemis proposals described in this proxy statement/prospectus, and determined that it is advisable to consummate the Business Combination.

The Artemis board of directors recommends that its stockholders vote “FOR” the Artemis proposals described in this proxy statement/prospectus.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Artemis Special Meeting. We urge you to read the accompanying proxy statement/prospectus including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, when Artemis stockholders consider the recommendation regarding these proposals by the board of directors of Artemis, they should keep in mind that Artemis’ directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, their interests as an Artemis stockholder. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Artemis. In addition, you should carefully consider the matters discussed under “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

Your vote is very important. If you are an Artemis stockholder, whether or not you plan to attend the Artemis Special Meeting, please take the time to vote as soon as possible.

Very truly yours,

Holly Gagnon
Co-Chief Executive Officer of Artemis	,2023

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination, or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [•], 2023, and is first being mailed to stockholders of Artemis on or about [•], 2023.

Artemis Strategic Investment Corporation

33130 East Corona Avenue

Phoenix, AZ 85040

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On[•], 2023

[•], Eastern Time

TO THE STOCKHOLDERS OF /ARTEMIS STRATEGIC INVESTMENT CORPORATION:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “Artemis Special Meeting”) of Artemis Strategic Investment Corporation, a Delaware corporation (“Artemis”), will be held virtually at https://www.cstproxy.com/[●] at [●] Eastern Time on [●], 2023. Details on how to participate are set forth in the section titled “The Artemis Special Meeting” of the accompanying proxy statement/prospectus. At the Artemis Special Meeting, Artemis stockholders will be asked to consider and vote upon the following proposals (the “Proposals”):

(i)	The Business Combination Proposal (Proposal 1) — To approve and adopt the Agreement and Plan of Merger, dated as of August 7, 2023 (as amended , including by that First Amendment to Agreement and Plan of Merger dated September 7, 2023, and as further amended or supplemented from time to time, the “Business Combination Agreement”), by and among Artemis Strategic Investment Corporation, a Delaware corporation (“Artemis”), ASIC Merger Sub Inc., a Delaware corporation and newly formed wholly-owned subsidiary of Artemis (“Merger Sub”), and Danam Health, Inc., a Delaware corporation (“Danam”), Artemis Sponsor, LLC, a Delaware limited liability company, in the capacity as representative for the stockholders of Artemis after the effective time (the “Effective Time”) of the Business Combination (as defined below) and Suren Ajjarapu, an individual, in the capacity as representative of the stockholders of Danam from and after the Effective Time, and approve the transactions contemplated thereby, including the merger of Merger Sub with and into Danam, with Danam continuing as the surviving corporation (the “Surviving Subsidiary”) and as a wholly-owned subsidiary of Artemis (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the Effective Time of the Business Combination:

(a)	the stockholders of Danam (each a “Danam Stockholder”) shall be entitled to receive a number of shares of Artemis Class A Common Stock (as defined below) with an aggregate value (the “Merger Consideration”) of $170 million (subject to adjustment by amounts of working capital and net debt as provided in the Business Combination Agreement), with each share valued at $10.00 per share, in an amount equal to such Danam Stockholder’s pro rata share of such Merger Consideration, in each case as provided in the Business Combination Agreement;
(b)	the outstanding publicly traded units of Artemis will be separated into their component securities, consisting of one share of Class A common stock, par value $0.0001 per share, of Artemis (the “Artemis Class A Common Stock”) and one-half of one redeemable public warrant, with each whole warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock at a purchase price of $11.50 per share (the “Artemis Warrant”);
(c)	pursuant to the amended and restated certificate of incorporation of Artemis, each Class B common stock, par value $0.0001 per share, of Artemis, will be automatically converted into one share of Artemis Class A Common Stock; and
(d)	each outstanding share of Artemis Class A Common Stock will be converted automatically into common stock, par value $0.0001 per share, of Artemis at and following the Closing, which will be renamed New Danam (the “New Danam Common Stock”), and each whole Artemis Warrant will become exercisable into one share of New Danam Common Stock.

The exact number of shares of New Danam Common Stock to be issued in connection with the Business Combination is subject to adjustment based on the number of equity securities of Danam outstanding as of immediately prior to the Effective Time and shall be finally determined in accordance with, and subject to, the terms of the Business Combination Agreement. All Company Convertible Securities, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Danam common stock or New Danam Common Stock.

Up to an additional 3,000,000 shares of New Danam Common Stock (the “Earnout Shares”) will be contingently issuable, in the form of an earnout, to those existing holders of Danam common stock immediately prior to the Effective Time (“Existing Danam Holders”), subject to certain terms and conditions relating to specified gross revenue of New Danam equal or exceeding $50 million at any time during the year ended December 31, 2024 (resulting in eligibility for a pro rata issuance to Existing Danam Holders of up to 1 million Earnout Shares), and $85 million at any time during the year ended December 31, 2025 (resulting in eligibility for a pro rata issuance of up to the remaining Earnout Shares).

We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the proxy statement/prospectus as Annex A.

(ii)	Amended and Restated Charter Proposal (Proposal 2) — To consider and vote upon a proposal to amend, in connection with the closing of the Business Combination, the Artemis Charter by adopting the second amended and restated certificate of incorporation attached hereto as Annex B (the “Amended and Restated Charter”), which we refer to as the “Amended and Restated Charter Proposal”;
(iii)	The Nasdaq Proposal (Proposal 3) — To consider and vote upon, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of Artemis common stock pursuant to the Business Combination Agreement, which we refer to as the “Nasdaq Proposal”;
(iv)	Incentive Plan Proposal (Proposal 4) — To consider and vote upon a proposal to adopt the 2023 Equity Incentive Plan (the “2023 Plan”), a copy of which is attached to the accompanying proxy statement/consent solicitation statement /prospectus as Annex D, which we refer to as the “Incentive Plan Proposal”;
(v)	Employee Stock Purchase Plan Proposal (Proposal 5) — To consider and vote upon a proposal to adopt the Employee Stock Purchase Plan (the “ESPP”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex E, which we refer to as the “ESPP Proposal”; and
(vi)	The Adjournment Proposal (Proposal 6) — To consider and vote upon a proposal to adjourn the Artemis Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Artemis Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal. We refer to this proposal as the “Adjournment Proposal” and, together with the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal, as the “Proposals.”

Only holders of record of Artemis common stock at the close of business on [●], 2023 (the “Record Date”) are entitled to notice of the Artemis Special Meeting and to vote at the Artemis Special Meeting and any adjournments or postponements of the Artemis Special Meeting. A complete list of Artemis stockholders of record entitled to vote at the Artemis Special Meeting will be available for ten days before the Artemis Special Meeting at the principal executive offices of Artemis for inspection by stockholders during ordinary business hours for any purpose germane to the Artemis Special Meeting.

Pursuant to the Artemis Charter, Artemis is providing Artemis public stockholders with the opportunity to redeem, upon the closing of the Business Combination, shares of Artemis Class A Common Stock then held by them for cash equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to Artemis to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. As of September 6, 2023, based on funds in the Trust Account of approximately $22.9 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of Artemis Class A Common Stock was approximately $10.83 per share. Artemis public stockholders are not required to affirmatively vote for or against the Business Combination in order to redeem their shares of common stock for cash. This means that public stockholders who hold shares of Artemis Class A Common Stock on or before [•], 2023 (two (2) business days before the Artemis Special Meeting) will be eligible to elect to have their shares of Artemis Class A Common Stock redeemed for cash in connection with the Artemis Special Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Artemis Special Meeting. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 25% or more of the shares of Artemis common stock included in the units of Artemis sold in the Artemis initial public offering (the “Artemis IPO”) (including overallotment securities sold to Artemis’ underwriters after the Artemis IPO).

Holders of Artemis’ outstanding public warrants and units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Artemis units must separate the underlying shares of Artemis Class A Common Stock and public warrants prior to exercising redemption rights with respect to the public Artemis Class A Common Stock. Our sponsor, Artemis Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and our officers and directors have agreed to waive their redemption rights with respect to any shares of Artemis common stock they may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Your vote is very important, regardless of the number of shares of Artemis common stock that you own. Approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each requires the affirmative vote of the holders of a majority of the shares of Artemis common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Artemis Special Meeting. The approval of the Amended and Restated Charter Proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of Artemis common stock and a majority of the issued and outstanding shares of Artemis Class A Common Stock as of the Record Date for the Artemis Special Meeting. If the Business Combination Proposal is not approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the Artemis stockholders for a vote. The approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination. The Business Combination Agreement also requires a minimum of $5,000,001 in Artemis’ net tangible assets at the Closing. The Artemis board of directors has considered the Business Combination and the terms of the Business Combination Agreement (as amended through the date hereof), and unanimously approved and declared advisable the Business Combination Agreement and the Business Combination, upon the terms and conditions set forth in the Business Combination Agreement, and unanimously determined that Business Combination Agreement and the Business Combination are in the best interests of Artemis and its stockholders. The Artemis board of directors recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus. When you consider the recommendation regarding these proposals by the Artemis board of directors, you should keep in mind that Artemis’ directors and officers have interests in the Business Combination that are different from or in addition to, or may conflict with, your interests as a Artemis stockholder. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Artemis. See the section entitled “The Business Combination Proposal — Certain Interests of Artemis’ Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please contact Alliance Advisors, Artemis’ proxy solicitor, by calling 800-574-6216 or by emailing bvalerio@allianceadvisors.com.

By Order of the Board of Directors of Artemis

Holly Gagnon

Co-Chief Executive Officer and Chairperson of Artemis               ,2023

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF ARTEMIS CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF ARTEMIS CLASS A COMMON STOCK

AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF ARTEMIS CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE ARTEMIS SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Artemis, constitutes a prospectus of Artemis under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Artemis Class A Common Stock to be issued to Danam’s stockholders under the Business Combination Agreement. This document also constitutes a notice of a meeting and a proxy statement of Artemis under Section 14(a) of the Exchange Act with respect to the special meeting at which Artemis stockholders will be asked to consider and vote on a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to Artemis stockholders or Danam stockholders nor the issuance by Artemis of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Artemis and its business, operations, management and other matters has been provided by Artemis and information contained in this proxy statement/prospectus regarding Danam and its business, operations, management and other matters has been provided by Danam.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, please contact Artemis’ proxy solicitor listed below. You will not be charged for any of the documents these documents that you request.

Brian Valerio, SVP

Alliance Advisors

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Toll Free: 800-574-6216

Email: bvalerio@allianceadvisors.com

In order for you to receive timely delivery of the documents in advance of the special meeting to be held on [•], 2023, you must request the information by [•], 2023.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section captioned “Where You Can Find More Information” beginning on page 247 of this proxy statement/prospectus.

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FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Artemis” refer to Artemis Strategic Investment Corporation.

In this document:

“Amended and Restated Charter” means the Fourth Amended and Restated Certificate of Incorporation of Artemis in the form included as Annex B to this proxy statement/prospectus, to be adopted by Artemis pursuant to the Amended and Restated Charter Proposal.

“Artemis Anchor Investors” means certain qualified institutional buyers or institutional accredited investors, within the meaning of applicable U.S. securities laws, that are not affiliated with Artemis, the Sponsor or Artemis’ management and that purchased an aggregate of 13,020,000 Artemis Units, 2,000,000 Private Placement Warrants and 1,618,434 shares of Artemis Class B common stock in, or in private placements simultaneously with the consummation of, the IPO.

“Artemis Board” means the board of directors of Artemis.

“Artemis Charter” means the Third Amended and Restated Certificate of Incorporation of Artemis, as amended from time to time.

“Artemis Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Artemis.

“Artemis Class B common stock” means the Class B common stock, par value $0.0001 per share, of Artemis.

“Artemis Common Stock” or “Artemis common stock” means the Artemis Class A Common Stock and Artemis Class B common stock.

“Artemis IPO” means Artemis’ initial public offering that was consummated by Artemis on October 4, 2021.

“Artemis IPO Prospectus” means the final prospectus of Artemis, dated as of September 29, 2021, in connection with the Artemis IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act October 1, 2021 (File No. 333-253092).

“Artemis Public Stockholders” means the holders of Public Shares.

“Artemis Special Meeting” means the special meeting of the stockholders of Artemis, to be held virtually at [•] a.m. Eastern Time on [•], 2023.

“Artemis Stockholder” means a holder of Artemis Common Stock.

“Artemis Units” means the equity securities of Artemis issued in the IPO, each consisting of one (1) share of Artemis Class A Common Stock and one-half of one redeemable Public Warrant.

“Artemis Warrant” means a warrant to purchase one share of Artemis Class A Common Stock at the price of $11.50 per share, in accordance with the terms of the Warrant Agreement, and includes Public Warrants and Private Placement Warrants.

“Business Combination” means the Merger and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Agreement and Plan of Merger, dated August 7, 2023, as amended, including by that First Amendment to Agreement and Plan of Merger dated September 7, 2023, and as further amended or supplemented from time to time, by and among Artemis, Merger Sub and Danam.

“Danam” means Danam Health, Inc., a Delaware corporation. References herein to Danam will include its subsidiaries to the extent reasonably applicable.

“Danam Board” means the board of directors of Danam.

“Danam common stock” means shares of common stock, par value $0.001 per share, of Danam.

“Danam stock” means the Danam common stock.

“Danam stockholders” refers to holders of capital stock of Danam as of the time immediately before the Effective Time.

“Closing” means the closing of the Business Combination.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Entity” or “New Danam” refers to Danam Health Holding Corporation (which will be the new name of Artemis giving effect to the Business Combination, and which will include Danam and any other direct or indirect subsidiaries of Artemis to the extent reasonably applicable).

“Company Convertible Securities” means, collectively, each outstanding option, warrant, convertible note or other right to subscribe or purchase any capital stock of Danam or securities convertible into or exchange for, or that otherwise confer on the holder any right to acquire any capital stock of Danam.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DWAC” means The Depository Trust Company’s deposit withdrawal at custodian.

“Earnout Shares” means the up to 3,000,000 shares of New Danam Common Stock that may be issued to Danam securityholders if certain share prices of New Danam Common Stock are achieved and other conditions are satisfied, as specified in the Business Combination Agreement.

“Effective Time” means the effective time of the Merger in accordance with the Business Combination Agreement.

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Founder Shares” means (i) the 1,618,434 shares of Artemis Class B common stock held by the Artemis Anchor Investors and (ii) the 3,412,816 shares of Artemis Class A Common Stock held by the Sponsor that were converted from Class B common stock.

“Founder Share Letter” means the letter agreement, dated August 7, 2023, between Sponsor, Artemis and Danam, in the form attached to the Business Combination Agreement, pursuant to which the Sponsor has agreed that effective upon the Closing, 2,000,000 of the Founder Shares owned by the Sponsor will be subject to vesting and a price-based post-Closing earnout.

“Founder Warrants” means the Private Placement Warrants issued to the Sponsor and the Artemis Anchor Investors in the Private Placement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Initial Stockholders” means the Sponsor and the Artemis Anchor Investors (or their permitted transferees).

“Marshall & Stevens” means Marshall & Stevens Transaction Advisory Services LLC.

“Merger” means the merger of Merger Sub with and into Danam, with Danam continuing as the surviving corporation and as a wholly-owned subsidiary of Artemis, in accordance with the terms of the Business Combination Agreement.

“Merger Consideration Shares” means the number of shares of Artemis Class A Common Stock with an aggregate value equal to the Merger Consideration.

“Merger Consideration” means a number of shares of Artemis Class A Common Stock with an aggregate value equal to (a) $170,000,000, subject to adjustments for net working capital and net debt as provided in the Business Combination Agreement, divided by (b) the Redemption Price.

“Merger Sub” means ASIC Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Artemis.

“New Danam” means the combined company of Artemis and Danam (as wholly owned subsidiary of Artemis) pursuant to and immediately following the Closing.

“New Danam Board” means the board of directors of New Danam, immediately following the Closing.

“New Danam Common Stock” means the common stock, par value $0.0001 per share, of Artemis (which will be renamed Danam Health Holding Corporation) following the Business Combination; such common stock was previously designated Artemis Class A Common Stock of Artemis, and New Danam Common Stock will include any shares of Artemis Class B common stock that are converted into Artemis Class A Common Stock in connection with the Closing pursuant to the Artemis Charter.

“Pro Rata Share” means with respect to each Danam Stockholder, a fraction expressed a percentage equal to (i) the portion of the Merger Consideration Shares payable by Artemis to such Danam stockholder in accordance with the terms of the Business Combination Agreement, divided by (ii) the total Merger Consideration Shares payable by Artemis to all Danam stockholders in accordance with the terms of the Business Combination Agreement, subject to certain exclusions set forth in the Business Combination Agreement.

“Private Placement” means the private placement of the Private Placement Warrants.

“Private Placement Warrants” means 10,000,000 warrants to purchase shares of Artemis Class A Common Stock issued to the Initial Stockholders in the Private Placement (including the additional warrants purchased after the Artemis IPO in connection with the overallotment securities issued by Artemis’ underwriters). Each Private Placement Warrant entitles the holder thereof to purchase one share of Artemis Class A Common Stock for $11.50 per share.’

“Proposals” means the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal.

“Public Shares” or “public shares” means Artemis Class A Common Stock underlying the Units sold in the Artemis IPO, including any overallotment securities acquired by Artemis’ underwriters.

“Public Warrants” means Public Warrants underlying the Units issued in the Artemis IPO. Each whole Public Warrant entitles the holder thereof to purchase one share of Artemis Class A Common Stock for $11.50 per share.

“Redemption” means the right of the holders of Class A common stock to have their shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus and the Artemis Charter.

“Required Proposals” means the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Artemis Sponsor, LLC, a Delaware limited liability company.

“Targets” means Wood Sage, which owns 100% of the equity interests in Community Specialty Pharmacy and Alliance Pharma Solutions, and Wellgistics.

“Trust Account” means the trust account of Artemis, which holds the net proceeds of the Artemis IPO, including from overallotment securities sold by Artemis’ underwriters, and the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay franchise and income tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to redemptions.

“Units” means Artemis Units or Units issued in the Artemis IPO, including any overallotment securities acquired by Artemis’ underwriters, consisting of one share of Artemis Class A Common Stock and one-half of one Public Warrant.

“Warrants” means any of the Private Placement Warrants, the Public Warrants and the Working Capital Warrants (if any).

“Working Capital Warrants” means any warrants issued to the Sponsor or its affiliates or Artemis’ officers or directors in connection with any loans made by them to Artemis prior to the closing of Artemis’ initial business combination in accordance with the Artemis IPO Prospectus. As described in the Artemis IPO Prospectus, up to $1,500,000 of such loans may be converted at the election of the applicable lender into warrants at a price of $1.00 per warrant, which warrants would be identical to the Private Placement Warrants.

TRADEMARKS

Artemis and Danam own or have rights to trademarks that they use in connection with the operation of their respective businesses and that are used in this proxy statement/prospectus. This proxy statement/prospectus also includes other trademarks, trade names and service marks that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry position and industry data and forecasts that Artemis and Danam obtained or derived from internal company reports, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above. Although both Artemis and Danam believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Artemis’ and Danam’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available. While Artemis and Danam are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Artemis and Danam caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Artemis and Danam’s control, that could cause the actual results to differ materially from the expected results. Unless the context requires otherwise, references to “Danam” in this section are to the business and operations of Danam following the acquisitions of Wood Sage and Wellgistics, as contemplated by the Business Combination Agreement. As of the date of this proxy statement/prospectus, Danam is a holding company with no operations. Following the consummation of the acquisitions of Wood Sage and Wellgistics, Danam’s business and operations will be affected by its ownership of the businesses of Wellgistics and Wood Sage, including its subsidiaries Alliance Pharma Solutions, LLC and Community Specialty Pharmacy, LLC. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, potential benefits and the commercial attractiveness to its customers of Danam’s products and services, the potential success of Danam’s marketing and expansion strategies, the potential for Danam to achieve design awards, potential benefits of the Business Combination (including with respect to shareholder value), and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of Danam’s and Artemis’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements are subject to a number of risks and uncertainties, including:

●	Reductions in third-party reimbursement levels, from private or governmental agency plans, and potential changes in industry pricing benchmarks for prescription drugs could materially and adversely affect Danam’s results of operations;
●	A shift in pharmacy mix toward lower margin plans, margin compression on branded medications, increased offering of specialty products, direct and indirect remuneration (DIR) fees, mail order pharmacy steering, and programs could adversely affect Danam’s results of operations;
●	Danam derives a portion of Danam’s sales from prescription drug sales reimbursed by pharmacy benefit management companies;
●	Danam could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs;
●	Consolidation and strategic alliances in the healthcare industry could adversely affect Danam’s business operations, competitive positioning, financial condition and results of operations;
●	Changes in economic conditions could adversely affect consumer/client buying practices and market adoption of Danam’s DelivMeds mobile application and the accompanying revenues to premium access/services;
●	The industries in which Danam operates are highly competitive and constantly evolving and changes in market dynamics could adversely impact us;
●	If Danam does not successfully create and implement relevant omni-channel experiences for Danam’s customers, Danam’s businesses and results of operations could be adversely impacted;
●	Danam may be unable to achieve Danam’s environmental, social and governance goals;

●	Danam’s business results depend on Danam’s ability to successfully manage ongoing organizational change and business transformation and achieve cost savings and operating efficiency initiatives through Danam’s healthcare eco-system;
●	Global health developments and economic uncertainty resulting from COVID-19 have adversely impacted, and may continue to adversely impact, Danam’s business, results of operations, cash flows and financial position;
●	Disruption in Danam’s global supply chain could negatively impact Danam’s businesses;
●	Danam’s business and operations are subject to risks related to climate change;
●	Failure to retain and recruit, or failure to manage succession of, key personnel could have an adverse impact on Danam’s future performance;
●	Failure to renew facility leases in a timely manner could have an adverse impact on Danam’s business operations;
●	Danam may be unable to keep existing store locations or open new locations in desirable places on favorable terms, which could materially and adversely affect Danam’s results of operations;
●	Danam’s ability to maintain current business, scale for growth, renew pharmacy and wholesale state licenses, and retain commercial and federal contracts while preventing restrictions and termination;
●	Danam’s relationships with Danam’s primary wholesaler for pharmacy operations and Danam’s manufacturer relationships for with Danam’s wholesale and hub technology platform entities;
●	Danam outsources certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs;
●	Danam may not be successful in executing elements of Danam’s business strategy, which may have a material adverse impact on Danam’s business and financial results;
●	Danam’s growth strategy is partially dependent upon Danam’s ability to identify and successfully complete acquisitions, joint ventures and other strategic partnerships and alliances;
●	Businesses acquired could experience losses or liabilities that would result in a material adverse effect on Danam’s business operations, results of operation and financial condition;
●	If Danam make investments in companies over which Danam do not have sole control and some of these companies may operate in sectors that differ from Danam’s current operations and have different risks;
●	The success of Danam’s hub technology platform and clinical services depends on the willingness of participants in the network of independent partner pharmacies to continue receiving prescriptions and enrolling in a-la-carte services for outsourced work;
●	A significant disruption in Danam’s information technology and computer systems or those of businesses Danam rely on could harm us;
●	Privacy and data protection laws increase Danam’s compliance burden and any failure to comply could harm us;
●	Danam and businesses Danam interact with experience cybersecurity incidents and might experience significant computer system compromises or data breaches;

●	Danam is subject to payment-related and other financial services risks that could increase Danam’s operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt Danam’s business operations;
●	Danam and Wood Sage have significant outstanding debt; Danam’s and Wood Sage’s debt and associated payment obligations could significantly increase in the future if Danam and Wood Sage incur additional debt and do not retire existing debt;
●	As a holding company, Danam is dependent on funding from Danam’s operating subsidiaries to pay dividends and other obligations;
●	Danam’s quarterly results may fluctuate significantly based on seasonality and other factors;
●	Danam has a substantial amount of goodwill and other intangible assets which could, in the future, become impaired and result in material non-cash charges to Danam’s results of operations;
●	Changes in the healthcare industry and regulatory environments may adversely affect Danam’s businesses;
●	Danam is exposed to risks related to litigation and other legal proceedings;
●	A significant change in, or noncompliance with, governmental regulations and other legal requirements could have a material adverse effect on Danam’s reputation and profitability;
●	Danam could be adversely affected by product liability, product recall, personal injury or other health and safety issues;
●	Danam could be subject to adverse changes in tax laws, regulations and interpretations or challenges to Danam’s tax positions;
●	estimates for the financial performance of Danam’s business may prove to be incorrect or materially different from actual results;
●	the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Artemis or Danam is not obtained;
●	failure to realize the anticipated benefits of the proposed business combination;
●	risks relating to the uncertainty of the projected financial and operating information with respect to Danam, including whether Danam will be able to achieve its target milestones and other strategic partners to re-source or cancel vehicle or technology programs;
●	risks related to future market adoption of Danam’s offerings;
●	risks related to Danam’s marketing and growth strategies;
●	the effects of competition on Danam’s future business;
●	the amount of redemption requests made by Artemis’ public stockholders;
●	the ability of Artemis or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future;

●	Danam and Artemis’ inability to complete the proposed Business Combination contemplated by the Business Combination Agreement;
●	matters discovered by the parties as they complete their respective due diligence investigation of the other;
●	the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by Artemis’ stockholders;
●	the ability of the combined company to meet the initial listing standards of The Nasdaq Stock Market upon consummation of the Business Combination;
●	costs related to the proposed Business Combination;
●	expectations with respect to future operating and financial performance and growth, including when Danam will generate positive cash flow from operations;
●	Danam’s ability to raise funding on reasonable terms as necessary to develop its product in the timeframe contemplated by its business plan;
●	Danam’s ability to execute its business plans and strategy;
●	the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination and definitive agreements for the Business Combination by the stockholders of Artemis;
●	the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination;
●	the outcome of any legal proceedings that may be instituted against Danam or Artemis related to Business Combination;
●	risks and uncertainties discussed in Artemis’ final prospectus filed on October 1, 2021 under the heading “Risk Factors,” and other documents of Artemis filed, or to be filed, with the SEC; and
●	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of Artemis’ or Danam’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Artemis nor Danam presently knows or that Artemis and Danam currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artemis’ and Danam’s expectations, plans or forecasts of future events and views as of the date of this proxy statement/prospectus. Artemis and Danam anticipate that subsequent events and developments will cause Artemis’ and Danam’s assessments to change. However, while Artemis and Danam may elect to update these forward-looking statements at some point in the future, Artemis and Danam specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artemis’ and Danam’s assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Artemis’ and Danam’s control.

QUESTIONS AND ANSWERS

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Artemis Special Meeting and in connection with Danam’s consent solicitation, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to stockholders of Artemis and Danam. We urge the stockholders of Artemis and Danam to read carefully this entire proxy statement/prospectus, including the Annexes and other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Artemis Special Meeting. See also the section of this proxy statement/prospectus titled “Where You Can Find More Information”.

QUESTIONS AND ANSWERS ABOUT THE ARTEMIS SPECIAL MEETING

Q:Why am I receiving this proxy statement/prospectus?

A:

Artemis stockholders are being asked to consider and vote upon a proposal to approve the Business Combination contemplated by the Business Combination Agreement, among other proposals. Upon the completion of the transactions contemplated by the Business Combination Agreement, Danam will become a wholly-owned subsidiary of Artemis. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/consent solicitation/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Artemis Special Meeting. You should read this proxy statement/consent solicitation/prospectus and its annexes carefully and in their entirety.

THE VOTE OF ARTEMIS STOCKHOLDERS IS IMPORTANT. ARTEMIS STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE ARTEMIS SPECIAL MEETING.

Below are proposals on which Artemis stockholders are being asked to vote.

(1)	The Business Combination Proposal (Proposal 1) — To approve and adopt the Business Combination Agreement and the transactions contemplated therein pursuant to which at the Effective Time of the Business Combination:
(a)	the stockholders of Danam (each a “Danam Stockholder”) shall be entitled to receive a number of shares of Artemis Class A Common Stock (as defined below) with an aggregate value (the “Merger Consideration”) of $170 million (subject to adjustment by amounts of working capital and net debt as provided in the Business Combination Agreement), with each share valued at $10.00 per share, in an amount equal to such Danam Stockholder’s pro rata share of such Merger Consideration, in each case as provided in the Business Combination Agreement;
(b)	the outstanding publicly traded units of Artemis will be separated into their component securities, consisting of one share of Artemis Class A Common Stock and one-half of one redeemable public warrant, with each whole warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock at a purchase price of $11.50 per share (the “Public Warrant”);
(c)	pursuant to the amended and restated certificate of incorporation of Artemis, each Class B common stock, par value $0.0001 per share, of Artemis, will be automatically converted into one share of Artemis Class A Common Stock; and
(d)	each outstanding share of Artemis Class A Common Stock will be converted automatically into a share of New Danam Common Stock, and each whole Public Warrant will become exercisable into one share of New Danam Common Stock.

The exact number of shares of New Danam Common Stock to be issued in connection with the Business Combination is subject to adjustment based on the number of equity securities of Danam outstanding as of immediately prior to the Effective Time and shall be finally determined in accordance with, and subject to, the terms of the Business Combination Agreement. All Company Convertible Securities, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Artemis Class A Common Stock or New Danam Common Stock.

Up to an additional 3,000,000 shares of New Danam Common Stock (the “Earnout Shares”) will be contingently issuable, in the form of an earnout, to those existing holders of Danam common stock immediately prior to the Effective Time (“Existing Danam Holders”), subject to certain terms and conditions relating to specified gross revenue of New Danam equal or exceeding $50 million at any time during the year ended December 31, 2024 (resulting in eligibility for a pro rata issuance to Existing Danam Holders of up to 1 million Earnout Shares), and $85 million at any time during the year ended December 31, 2025 (resulting in eligibility for a pro rata issuance of up to the remaining Earnout Shares).

We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the proxy statement/prospectus as Annex A.

In addition to the approval of the Proposals at the Artemis Special Meeting, unless waived by the parties to the Business Combination Agreement, in accordance with applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among other things, receipt of the requisite stockholder approval contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus titled “Business Combination Proposal — Conditions to the Closing of the Business Combination.”

The Business Combination Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of Danam and Artemis, or by Danam or Artemis acting alone, in specified circumstances. For more information about the termination rights under the Business Combination Agreement, see the section titled “Business Combination Proposal — Termination.”

Pursuant to the Artemis Charter, in connection with the Business Combination, holders of Public Shares may elect to redeem, subject to the closing of the Business Combination, shares of Artemis Class A Common Stock then held by them for cash equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of Artemis’ Business Combination, including interest earned on the funds held in the trust account and not previously released to Artemis to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. As of September 6, 2023, based on funds in the Trust Account of approximately $22.9 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of Artemis Class A Common Stock was approximately $10.83 per share. Artemis public stockholders are not required to attend or vote at the Artemis Special Meeting in order to redeem their shares of Artemis Class A Common Stock for cash. This means that public stockholders who hold shares of Artemis Class A Common Stock on or before [•], 2023 (two (2) business days before the Artemis Special Meeting) will be eligible to elect to have their shares of Artemis Class A Common Stock redeemed for cash, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Artemis Special Meeting. If a holder exercises its redemption rights in connection with the Business Combination, then such holder will be exchanging its Artemis Class A Common Stock for cash and will only have equity interests in New Danam pursuant to its right to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our transfer agent at least two business days prior to the Artemis Special Meeting. Holders of Public Shares may elect to redeem their shares whether or not such shares are voted at the Artemis Special Meeting. See the section titled “Artemis Special Meeting — Redemption Rights.”

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal are approved at the Artemis Special Meeting. In addition, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The Business Combination involves numerous risks. For more information about these risks, see the section titled “Risk Factors.”

(2)	The Amended and Restated Charter Proposal (Proposal 2) — Artemis stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and the consummation of the Business Combination, a second amendment and restatement of the Artemis Charter, as set out in the form of second amended and restated version of Artemis’ certificate of incorporation appended to this proxy statement/prospectus as Annex B (the

“Amended and Restated Charter”). The Amended and Restated Charter, which will be effective as of the Closing, will provide for the following:
(a)	change the name of Artemis to “Danam Health Holding Corporation”;
(b)	increase the total number of authorized shares of capital stock to [•] shares and, in accordance with the Amended and Restated Charter, all shares of outstanding Class B common stock will automatically convert into shares of Class A common stock on a one-to-one basis and thereafter, all Class A common stock will be renamed as common stock;
(c)	change the size and the structure of the New Danam Board to be divided into three classes, designated Class A, Class B and Class C. Each class will consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director will serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A will serve for a term expiring at Artemis’ first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B will serve for a term expiring at Artemis’ second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C will serve for a term expiring at Artemis’ third annual meeting of stockholders held after the Effective Time; and
(d)	remove and change certain provisions in the Artemis Charter related to Artemis’ status as a special purpose acquisition company.
(3)	The Nasdaq Proposal (Proposal 3) — To consider and vote upon, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of Artemis common stock pursuant to the Business Combination Agreement.
(4)	The Incentive Plan Proposal (Proposal 4) — To approve and adopt the equity incentive award plan established to be effective as of the Closing of the Business Combination. A summary of the 2023 Plan is set forth in the “The Incentive Plan Proposal (Proposal 4)” section of this proxy statement/prospectus and a complete copy of the 2023 Plan is attached hereto as Annex D. You are encouraged to read the 2023 Plan in its entirety.
(5)	The ESPP Proposal (Proposal 5) — To approve and adopt the ESPP established to be effective as of the Closing of the Business Combination. A summary of the ESPP is set forth in the “ESPP Proposal” section of this proxy statement/prospectus and a complete copy of the ESPP is attached hereto as Annex E. You are encouraged to read the ESPP in its entirety.
(6)	The Adjournment Proposal (Proposal 6) — To consider and vote upon a proposal to adjourn the Artemis Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Artemis Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal.
Q:	When and where will the Artemis Special Meeting take place?
A:

The Artemis Special Meeting will be held on [•], 2023 at [•], Eastern Time, via live audio webcast at https://www.cstproxy.com/[●] or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals.

Q:	Are the proposals conditioned on one another?
A:

Unless the Business Combination Proposal is approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal will not be presented to the stockholders of Artemis at the Artemis Special Meeting, insofar as the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if the Business Combination Proposal does not receive the requisite vote for approval, Artemis will not consummate the Business Combination. If Artemis does not consummate the Business Combination and fails to complete an initial business combination by April 4, 2024, Artemis will be required, in accordance with the Artemis Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (less amounts released to pay franchise and income tax obligations and up to $100,000 for dissolution expenses, and amounts paid pursuant to redemptions) to its public stockholders, unless it seeks and obtains the approval of Artemis stockholders to amend the Artemis Charter to extend such date.

Q:	What will happen in the Business Combination?
A:

At the Closing, Merger Sub will merge with and into Danam, with Danam surviving such Merger, as a result of which Danam stockholders (except those who properly exercise appraisal or dissenters rights under applicable law) will receive newly issued shares of New Danam Common Stock, and all Company Convertible Securities, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Danam common stock or New Danam Common Stock. Upon consummation of the Business Combination, Danam will become a wholly-owned subsidiary of Artemis. After the Closing of the Business Combination, the cash held in the Trust Account will be released from the Trust Account and used to pay each of Artemis’ and Danam’s transaction expenses and other liabilities of Artemis due as of the Closing, and for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	What equity stake will current stockholders of Artemis and Danam stockholders hold in New Danam after the Closing?
A:

It is anticipated that, upon the completion of the Business Combination, Artemis’ public stockholders will retain an ownership interest of approximately 7.3% of the outstanding capital stock of New Danam, the Initial Stockholders will retain an aggregate ownership interest of approximately 17.4% of the outstanding capital stock of New Danam, and the Danam stockholders will own approximately 58.1% of the outstanding capital stock of New Danam. On a diluted basis, reflecting 10,062,500 related to the Public Warrants and 100,000 shares related to Artemis’ SPAC Extension Loan, Artemis’ public shareholders will retain 31.3%, and the Danam Stockholders would retain an aggregate of 48.1% of the capital stock of Danam. The foregoing ownership percentages with respect to New Danam following the Business Combination excludes any outstanding Warrants and assumes that (i) there are no redemptions of any shares by Artemis’ public stockholders in connection with the Business Combination (or in connection with an amendment to the Artemis Charter prior to the Closing to extend the deadline by which Artemis must complete its initial business combination (an “Extension Redemption”)), (ii) no awards are issued under the 2023 Plan, (iii) no shares are issued under the ESPP, (iv) no Public Warrants are exercised and no Working Capital Warrants are issued, and (v) Artemis does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Artemis’ existing stockholders in New Danam will be different.

If any of Artemis’ public stockholders exercise their redemption rights, the percentage of New Danam’s outstanding common stock held by Artemis’ public stockholders will decrease and the percentages of New Danam’s outstanding common stock held by the Sponsor and by the Danam stockholders will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.

If any of Artemis’ public stockholders redeem their Public Shares at Closing in accordance with the Artemis Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant of $0.036 as of September 5, 2023, would be $724,500 regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of New Danam Common Stock in connection with the Business Combination, the percentage ownership of New Danam by Artemis’ public stockholders who do not redeem their Public Shares will be diluted. Artemis public stockholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Artemis public stockholders. The percentage of the total number of outstanding shares of Common Stock that will be owned by Artemis public stockholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.

The following table illustrates varying beneficial ownership levels in New Danam, as well as possible sources and extents of dilution for non-redeeming public stockholders, assuming no redemptions by Public Shareholders, low (i.e., 33%) redemptions by public stockholders, high (i.e., 67%) redemptions by public stockholders, and the maximum (i.e., 100%) redemptions by public stockholders:

	No Redemptions(1)%		Low (33%) Redemptions(2)%		High (67%) Redemptions(3)%		Maximum (100%) Redemptions(4)%
Existing Danam shareholders	15,167,000	34%	15,167,000	35%	15,167,000	35%	15,167,000	36%
Former Wellgistics owner(5)	375,000	1%	375,000	1%	375,000	1%	375,000	1%
Danam vendor(6)	10,000	0%	10,000	0%	10,000	0%	10,000	0%
Public Shareholders	2,112,027	5%	1,415,058	3%	696,969	2%	—	0%
Anchor IPO Investors	1,618,434	4%	1,618,434	4%	1,618,434	4%	1,618,434	4%
Sponsor, including Directors and Executive Officers of Artemis	3,412,816	8%	3,412,816	8%	3,412,816	8%	3,412,816	8%
Artemis bridge loan investors	1,000,000	2%	1,000,000	2%	1,000,000	2%	1,000,000	2%
Danam bridge loan investors(7)	1,000,000	2%	1,000,000	2%	1,000,000	2%	1,000,000	2%
PIPE Investors(8)	3,000,000	7%	3,000,000	7%	3,000,000	7%	3,000,000	7%
Pro Forma New Danam Stock at June 30, 2023	27,695,277	63%	26,998,308	62%	26,280,219	61%	25,583,250	61%
Potential sources of dilution:
Artemis Public Warrants(9)	10,062,500	23%	10,062,500	23%	10,062,500	23%	10,062,500	24%
Artemis Private Placement Warrants(10)	2,000,000	5%	2,000,000	5%	2,000,000	5%	2,000,000	5%
Earnout Shares on Danam acquisition(11)	3,000,000	7%	3,000,000	7%	3,000,000	7%	3,000,000	7%
Earnout shares on Wellgistics acquisition(12)	1,500,000	3%	1,500,000	3%	1,500,000	4%	1,500,000	4%
	44,257,777	100%	43,560,808	100%	42,842,719	100%	42,145,750	100%
(1)	Redemption scenarios based on a total of 2,112,027 Public Shares held by Public Shareholders as of or June 30, 2023.
(2)	Assumes that 696,969 Public Shares are redeemed for aggregate redemption payments of $7,032,477 assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Artemis outside of the Trust Account as of June 30, 2023.
(3)	Assumes that 1,415,058 Public Shares are redeemed for aggregate redemption payments of $14,277,935, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Artemis outside of the Trust Account as of June 30, 2023.
(4)	Assumes that 2,112,027 Public Shares are redeemed for aggregate redemption payments of $21,313,499, assuming a $10.09 per share Redemption Price and based on funds in the Trust Account and working capital available to Artemis outside of the Trust Account as of June 30, 2023.
(5)	Represents shares to be issued to a former owner of Wellgistics at the Closing.
(6)	Represents estimated shares to be issued at Closing to a Danam vendors for transaction expenses.
(7)	Represents shares to be issued in connection with a proposed bridge loan.
(8)	Represents shares to be issued in a proposed PIPE offering.
(9)	Assumes exercise of 10,062,500 Public Warrants (at a purchase price of $11.50 per Public Warrant) resulting into a cash inflow of $115,718,750 for New Danam and 10,062,500 shares of New Danam common stock issued to holders of Public Warrants.
(10)	Assumes exercise of 8,000,000 Private Placement Warrants (at $11.50 per Private Placement Warrant) resulting into a cash inflow of $92,000,000 for New Danam and 8,000,000 shares of New Danam common stock issued to holders of Private Placement Warrants.
(11)	Assumes that a total of 3,000,000 shares of New Danam common stock will be contingently issuable, in the form of an earnout to those Existing Danam Holders stock immediately prior to the Effective Time, subject to certain terms and conditions relating to specified gross revenue of New Danam equal to or exceding $50 million for the year ending December 31, 2024 (resulting in eligibility for a pro rata issuance to Existing Danam Holders of up to 1 million Earnout Shares), and $85 million for the year ending December 31, 2025 (resulting in eligibility for a pro rata issuance of up to the remaining Earnout Shares).
(12)	Assumes that a total of 1,500,000 shares of New Danam common stock will be contingently issuable, in the form of an earnout to the former owners of Wellgistics, subject to certain specified terms and conditions relating to specified gross revenue of Wellgistics equal to or exceeding $47,200,200 for the calendar year ending December 31, 2023 (resulting in eligibility for a pro rata issuance to former Wellgistics shareholders of up to 500,000 earnout shares), $57,000,000 for the calendar year ending December 31, 2024 (resulting in eligibility for a pro rata issuance to former Wellgistics shareholders of up to 500,000 earnout shares), and $63,500,000 for the calendar year ending December 31, 2025 (resulting in eligibility for a pro rata issuance to former Wellgistics shareholders of up to 500,000 earnout shares).

See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Q:What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by the stockholders of Artemis and the stockholders of Danam of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal. The Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are subject to and conditioned on the approval of the Business Combination Proposal. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section titled “The Business Combination Proposal — The Business Combination Agreement” and “Summary of the Proxy statement/prospectus The Proposals — The Business Combination Proposal (Proposal 1) — Merger Closing Conditions.”

Q:Why is Artemis providing stockholders with the opportunity to vote on the Business Combination?

A:

Under the Artemis Charter, Artemis must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Artemis’ initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, Artemis has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Artemis is seeking to obtain the approval of its stockholders of the Business Combination Proposal in order to allow its public stockholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination.

Q:How many votes do I have at the Artemis Special Meeting?

A:

Artemis stockholders are entitled to one vote at the Artemis Special Meeting for each share of Artemis common stock held of record as of [•], 2023 the record date for the Artemis Special Meeting (the “Record Date”). Subject to the discussion set forth in this proxy statement/prospectus, holders of Artemis Class A Common Stock and Artemis Class B Common Stock will vote together as a single class on all Proposals, other than the Amended and Restated Charter Proposal (on which both (i) the holders of the Artemis Class A Common Stock will vote separately as a single class and the holders of the Artemis Class B Common Stock will vote separately as a single class and (ii) the holders of the Artemis Class A Common Stock and Artemis Class B Common Stock will vote together as a single class).

Q:What vote is required to approve the proposals presented at the Artemis Special Meeting?

A:

The approval of each of the Business Combination Proposal and the Amended and Restated Charter Proposal, requires the affirmative vote of the holders of a majority of the outstanding shares of Artemis Common Stock as of the record date, voting together as a single class. Abstentions and broker non-votes will count as votes “against” the Business Combination Proposal and Amended and Restated Charter Proposal because an absolute percentage of affirmative votes is required to approve the proposal, regardless of how many votes are cast.

The approval of the remaining Proposals (consisting of the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal) in each case require the affirmative vote of the holders of a majority of the shares of Artemis Common Stock that are voted at the Special Meeting, voting together as a single class. Assuming a quorum is present, abstentions and broker non-votes will have no effect on the outcome of the vote of these other Proposals because abstentions and broker non-votes are not votes cast.

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Q:	May Sponsor, Artemis, their directors, officers or affiliates purchase shares in connection with the Business Combination?
A:

In connection with the stockholder vote to approve Proposals, including the Business Combination Proposal, Artemis and its affiliates may purchase shares prior to the Closing from stockholders who would have otherwise elected to have their shares redeemed for a pro rata portion of the Trust Account upon consummation of the Business Combination. Such a purchase would in a privately negotiated purchase arrangement include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. While they have no current plans to do so, the Sponsor, Artemis’ directors, officers or advisors, or their affiliates reserve the right to purchase shares from holders of Artemis Common Stock who have already elected to exercise their redemption rights, in which event such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction. The consideration for any such transaction would consist of cash and/or Artemis Common Stock owned by the Sponsor and/or Artemis’ directors, officers, advisors, or their affiliates.

None of Artemis, the Sponsor or Artemis’ directors, officers or advisors, or their respective affiliates, will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Any Artemis Common Stock purchased by the Sponsor or Artemis’ directors, officers or their respective affiliates will not (i) be purchased at a price higher than the price offered through the redemption process in the Redemption, (ii) be voted in favor of the Business Combination or (iii) have redemption rights, and if such Artemis Common Stock does have redemption rights then such rights will be waived by each of the Sponsor, or Artemis’ directors, officers or their respective affiliates. The purpose of these purchases could be to increase the amount of cash available to Artemis for use in the Business Combination to satisfy the closing condition that requires Artemis to have a minimum amount of cash upon the consummation of the Business Combination, where it appears that such requirement would otherwise not be met. The purpose of these purchases would be to increase the amount of cash available to Artemis for use in the Business Combination.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by the persons described above have been entered into with any such investor or holder. In the event of any such newly purchases shares (i) the Sponsor or its affiliates will purchase the Artemis Public Shares at a price no higher than the price offered through the redemption process; (ii) any such purchases by Sponsor or its affiliates will not be voted in favor of approving the Business Combination; and (iii) the Sponsor and its affiliates have waived their redemption rights to such shares. Prior to the special meeting to approve the Business Combination, Artemis will disclose in a Form 8-K (i) the amount of Public Shares purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price; (ii) the purpose of the purchases by the Sponsor or its affiliates; (iii) the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination transaction will be approved; (iv) the identities of stockholders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of stockholders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and (v) the number of Public Shares for which Artemis has received redemption requests pursuant to its redemption offer.

Unlike our Sponsor’s and Artemis Initial Stockholders’ holdings currently, such newly purchased shares (if any) by those purchasers would not be subject to a lock-up period under the terms of our Sponsor Support Agreement. However, these newly purchased shares would be subject to limitations on resale under Rule 144 of the Securities Act as “control securities”, to the extent those shares were acquired by an affiliate of Artemis, unless they are registered on a subsequent registration statement filed under the Securities Act. Limitations on resale would require those affiliated purchasers of such newly purchased shares to hold them for at least one year (from the date Artemis files certain information on Form 8-K following the Closing in accordance with rules applicable to special purpose acquisition companies), assuming they are not registered on a registration statement following the Closing and Artemis has fully complied with its reporting requirements and other requirements under Rule 144. When eligible to be sold, such securities if not registered under such a registration statement would be limited by applicable requirements of Rule 144, including limitations in their manner of sale and to the volume of sales eligible under Rule 144.

Entering into any such incentive arrangements may have an effect of lowering the price of Artemis Common Stock or possibly reducing the public float of New Danam Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting. In addition, if such purchases are made, the public float of Artemis Common Stock and the number of its beneficial holders may be reduced, possibly making it difficult to maintain the quotation, listing or trading of New Danam Common Stock on a national securities exchange.

Q:What constitutes a quorum at the Artemis Special Meeting?

A:

Holders of a majority in voting power of Artemis Common Stock issued and outstanding and entitled to vote at the Artemis Special Meeting constitute a quorum. In the absence of a quorum, the chairman of the meeting has power to adjourn the Artemis Special Meeting from time to time until a quorum shall be present. As of the Record Date, 3,571,639 shares of Artemis Common Stock would be required to achieve a quorum.

Q:How will the Sponsor, the Initial Stockholders and the directors and officers of Artemis vote?

A:

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Q:What interests do Artemis’ Sponsor and current officers and directors have in the Business Combination?

A:

In considering the recommendation of Artemis’ Board to vote in favor of the Business Combination, public stockholders should be aware that, aside from their interests as stockholders, Artemis’ Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Artemis’ other stockholders generally, including the aggregate amount at risk to Artemis’ Sponsor of $25,000, which is the amount that the Sponsor paid for its Founder Shares. Artemis’ directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the public stockholders that they approve the Business Combination. Further, the interests of members of the Sponsor and current officers or directors of Artemis may be different from or in addition to (and which may conflict with) your interests and may be incentivized to complete a less favorable business combination rather than liquidating Artemis. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact that:

●	If the Business Combination, or another business combination, is not consummated by April 4, 2024 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the Artemis’ certificate of incorporation or amendment to such certificate), then Artemis will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
●	The Sponsor (including its representatives and affiliates) and Artemis’ directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Artemis’ and the Sponsor and Artemis’ directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Artemis completing its initial business combination, and as result of which, the Sponsor and Artemis’ officers and directors may become aware of business opportunities which may be appropriate for presentation to Artemis, and the other entities to which they owe fiduciary or contractual duties, and may have conflicts of interests in determining to which entity a particular business opportunity should be presented (and these conflicts may include presentation to other entities prior to their presentation, if at all, to Artemis, and may not always be resolved in the favor of Artemis, subject to applicable fiduciary duties under Delaware law, in that Artemis has provided in its amended and restated certificate of incorporation that Artemis has renounced its interest in any corporate opportunity presented to Artemis).
●	The Sponsor and its affiliates’ total potential ownership in the New Danam, assuming the exercise and conversion of all of securities following the consummation of the Business Combination, is estimated to comprise approximately 11.8% of outstanding New Danam Common Stock in a no redemption scenario, 12.1% of outstanding New Danam Common Stock in a

33% redemption scenario, 12.4% of outstanding Danam common stock in a 33% redemption scenario and 12.7% of outstanding New Danam Common Stock in a maximum redemption scenario (see the section entitled “Beneficial Ownership of Securities” for more information).
●	The Sponsor owns 3,412,816 Founder Shares and purchased such shares (along with shares forfeited to the Artemis Anchor Investors) for an aggregate of $25,000. These 3,412,816 Founder Shares were converted by the Sponsor to Artemis Class A Common Stock on June 29, 2023. The market value of such shares as of September 5, 2023 (assuming they are valued at the same price as the public shares) was approximately $36.1 million. These shares are expected to have a significantly higher value than $25,000 at the time of the Business Combination, and if Artemis does not complete an initial business combination, such shares will expire worthless.
●	The Sponsor purchased an aggregate of 8,000,000 Private Placement Warrants, at an aggregate purchase price of $8,000,000, or $1.00 per warrant, with each whole Private Placement Warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock for $11.50 per share, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated. The aggregate value of the 8,000,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $3.6 million, assuming the per warrant value of the Private Placement Warrant is the same as the $0.036 closing price of the Public Warrants on Nasdaq on September 5, 2023;
●	The Initial Stockholders and each of their permitted transferees, including our officers and directors, have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Founder Shares(but not public shares) held by them if Artemis fails to complete its initial business combination by the time required prior to Artemis’ liquidation in accordance with its amended and restated certificate of incorporation (which waiver was provided in connection with the Artemis IPO and without any separate consideration paid in connection with providing such waiver), and therefore if Artemis is unable to consummate a business combination by that time, those shares would expire worthless.
●	The Initial Stockholders, and each of their permitted transferees, including our officers and directors, have waived their redemption rights with respect to any Founder Shares and (with respect to the Sponsor) public shares held by them (other than relating to liquidating distributions to public shares from the Trust Account if Artemis fails to complete its initial business combination by the time required prior to Artemis’ liquidation in accordance with its amended and restated certificate of incorporation), which waiver was provided in connection with the IPO and without any separate consideration paid in connection with providing such waiver.
●	The Sponsor and the Artemis Anchor Investors can earn a positive rate of return on their overall investment in Artemis and Danam after the Business Combination, even if other holders of Artemis common stock experience a negative rate of return, due to having purchased the Founder Shares, as described above, for $25,000 or approximately $0.006 per share.

In summation of the foregoing, the aggregate dollar amount that the Sponsor and its affiliates have at risk depending on the completion of an initial business combination, including the Business Combination, is approximately $39.7 million, as of September 5, 2023.

These interests may have influenced Artemis’ directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:What interests do Danam’s current officers and directors have in the Business Combination?

A:

Members of the Danam Board and Danam’s executive officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests. These interests include, among others, upon consummation of the Business Combination Agreement: (i) certain Danam’s executive officers may enter into employment arrangements which may provide for the payment of certain sign-on bonuses, (ii) subject to approval of the Incentive Plan Proposal, Danam’s executive officers and directors are expected to receive grants of stock options and other equity awards under the 2023 Plan, (iii) certain members of the Danam Board are expected to serve as members of the New Danam Board and (iv) certain members of the Danam Board and executive officers hold equity interests in Danam, which will be converted into the right to receive equity interests in New Danam in connection with the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Danam’s Directors and Officers in the Business Combination” and “Executive and Director Compensation of Danam — Employment Agreements and Other Arrangements with Executive Officers and Directors” of this proxy statement/prospectus for a further discussion of these interests.

Q:How do the Public Warrants differ from the Private Placement Warrants?

A:

The Private Placement Warrants are identical to the Public Warrants sold in the IPO, except that the Private Placement Warrants, so long as they are held by the Sponsor, the Artemis Anchor Investors or their respective permitted transferees, (i) are not redeemable by Artemis, (ii) may not be transferred, assigned or sold by such holders (including the Class A common stock issuable upon exercise of such Private Placement Warrants) until 30 days after the completion of Artemis’ initial business combination, subject to specified permitted transferees, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights. If the Private Placement Warrants are held by holders other than the Sponsor, Artemis Anchor Investors, or any of its or their permitted transferees, they will be redeemable by Artemis and exercisable by the holders on the same basis as the Public Warrants. For a description of the circumstances in which Artemis may redeem the Public Warrants, see “Description of Securities of Artemis (New Danam).”

Q:What happens if I sell my shares of Artemis Class A Common Stock before the Artemis Special Meeting?

A:

The Record Date is earlier than the date of the Artemis Special Meeting. If you transfer your shares of Artemis Class A Common Stock after the Record Date, but before the Artemis Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Artemis Special Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your shares of Artemis Class A Common Stock prior to the Record Date, you will have no right to vote those shares at the Artemis Special Meeting.

Q:	What happens if a substantial number of the public stockholders vote in favor of the Business Combination and exercise their redemption right?
A:

Artemis stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders.

In addition, with fewer Public Shares and public stockholders, the trading market for the New Danam’s stock may be less liquid than the market for Artemis common stock was prior to consummation of the Business Combination and New Danam may not be able to meet the listing standards for Nasdaq. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Danam’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which Artemis’ public stockholders exercise the Maximum allowed redemption rights.

Q:	What happens if I vote against any of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal?
A:

If any of the Required Proposals are not approved, the Business Combination is not consummated and Artemis does not otherwise consummate an alternative business combination by April 4, 2024, pursuant to the Artemis Charter, Artemis will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders, unless Artemis seeks and obtains the consent of its stockholders to amend the Artemis Charter to extend the date by which it must consummate its initial business combination (an “Extension”), in which event, Artemis’ public stockholders will be entitled to an Extension Redemption.

Q:Do I have redemption rights in connection with the Business Combination?

A:

Pursuant to the Artemis Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Artemis Charter. As of September 6, 2023, based on funds in the Trust Account of approximately $22.9 million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of public shares of Artemis Class A Common Stock was approximately $10.83 per share. If a holder exercises its redemption rights, then such holder will be exchanging its Artemis Class A Common Stock for cash and will only have equity interests in New Danam pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Artemis’ transfer agent prior to the Artemis Special Meeting. See the section titled “Artemis Special Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Q:Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether or not you attend or vote your shares of Artemis common stock at the Artemis Special Meeting, and regardless of how you vote your shares. As a result, the Business Combination Agreement and the Required Proposals can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern time, on [•], 2023 (two (2) business days before the date of the Artemis Special Meeting), tender your shares physically or electronically and submit a request in writing that Artemis redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Artemis’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

Please also affirmatively certify in your request to Continental Stock Transfer & Trust Company for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Artemis common stock. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the Public Shares, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a public stockholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Artemis’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Artemis does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Artemis’ consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Artemis’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Artemis’ transfer agent return the shares (physically or electronically). You may make such request by contacting Artemis’ transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

Q:What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

We expect that a U.S. holder (as defined below) that exercises its redemption rights to receive cash from the Artemis Trust Account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. holder owns or is deemed to own (including through the ownership of public warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:If I am a warrant holder, can I exercise redemption rights with respect to my Public Warrants?

A:	No. The holders of Warrants have no redemption rights with respect to Public Warrants.

Q:If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:	No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, our transfer agent, with written instructions to separate such Units into Public Shares, and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using The Depository Trust Company’s deposit withdrawal at custodian (“DWAC”) system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:Do I have appraisal rights if I object to the proposed Business Combination?

A:	No. There are no appraisal rights available to holders of Artemis common stock in connection with the Business Combination.

Q:What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:	If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:
●	Artemis stockholders who properly exercise their redemption rights;
●	certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by Artemis or Danam in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement; and
●	for general corporate purposes including, but not limited to, working capital for operations.

Any remaining cash will be used for working capital and general corporate purposes of the Combined Entity.

Q:What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section titled “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, Artemis is unable to complete the Business Combination or another initial business combination transaction by April 4, 2024, Artemis’ Charter provides that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to Artemis’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Artemis expects that the amount of any distribution its public stockholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Artemis’ obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founder Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no liquidating distributions with respect to Artemis’ outstanding Warrants. Accordingly, the Warrants will expire worthless.

Q:When is the Business Combination expected to be completed?

A:

The Closing is expected to take place (i) as promptly as practicable, but in no event later than the third business day following the satisfaction or waiver of the conditions described below under the section titled “The Business Combination Proposal (Proposal 1) — Conditions to the Closing” or (ii) on such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Business Combination Agreement may be terminated by either Artemis or Danam if the Closing has not occurred by December 26, 2023, subject to certain exceptions.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Business Combination Proposal (Proposal 1)”.

Q:What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:How do I vote?

A:	If you are a stockholder of record of Artemis as of [•], 2023, the Record Date, you may submit your proxy before the Artemis Special Meeting in any of the following ways, if available:
●	use the toll-free number shown on your proxy card;
●	visit the website shown on your proxy card to vote via the Internet; or

●	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Stockholders who choose to participate in the Artemis Special Meeting can vote their shares electronically during the meeting via live audio webcast by visiting https://www.cstproxy.com/[●]. You will need the control number that is printed on your proxy card to enter the Artemis Special Meeting. Artemis recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Artemis Special Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” stockholders who wish to vote at the Artemis Special Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Artemis Special Meeting?
A:

At the Artemis Special Meeting, Artemis will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal. Abstentions will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?
A:

Signed and dated proxies received by Artemis without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Artemis Special Meeting.

Q:	If I am not going to attend the Artemis Special Meeting in person, should I return my proxy card instead?
A:

Yes. Whether or not you plan to attend the Artemis Special Meeting, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Artemis believes the proposals presented to the stockholders will be considered non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the proposals presented at the Artemis Special Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	May I change my vote after I have mailed my signed proxy card?
A:

Yes. If you are a holder of record of Artemis common stock as of the close of business on the Record Date, whether you vote by mail, you can change your vote or revoke your proxy before it is voted at the Artemis Special Meeting by sending a later-dated, signed proxy card to Artemis’ secretary at the address listed below so that it is received by Artemis’ secretary prior to the Artemis Special Meeting or attend the Artemis Special Meeting in person online and vote (although attending the Artemis Special Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to Artemis’ secretary, which must be received by Artemis’ secretary prior to the Artemis Special Meeting. If you are a beneficial owner of Artemis common stock as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?
A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:

Artemis will pay the cost of soliciting proxies for the Artemis Special Meeting. Artemis has engaged Alliance Advisors, which we refer to as “Alliance,” to assist in the solicitation of proxies for the Artemis Special Meeting. Artemis has agreed to pay Alliance a fee of $19,500, plus disbursements. Artemis will reimburse Alliance for reasonable out-of-pocket expenses and will indemnify Alliance and its affiliates against certain claims, liabilities, losses, damages and expenses. Artemis will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Artemis common stock for their expenses in forwarding soliciting materials to beneficial owners of the Artemis common stock and in obtaining voting instructions from those owners. Artemis’ directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?
A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

info@artemisspac.com

3310 East Corona Avenue, Phoenix, Arizona 85040
(602) 346-0329

You may also contact our proxy solicitor, Alliance Advisors, at:

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Toll Free: 800-574-6216

To obtain timely delivery, Artemis stockholders must request the materials no later than [•], 2023.

You may also obtain additional information about Artemis from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Artemis’ transfer agent prior to the Artemis Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary summarizes certain information contained in this proxy statement/consent solicitation/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Artemis Special Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section titled “Where You Can Find More Information” of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to “New Danam” refer to Artemis and its consolidated subsidiaries after giving effect to the Business Combination, including Danam and its subsidiaries. References to the “Company” or “Artemis” refer to Artemis Strategic Investment Corporation and references to “Danam” refer to Danam Health, Inc.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by holders of Artemis’ public shares and do not include any shares of Artemis common stock issuable upon the exercise of the Public Warrants.

The Parties to the Business Combination

Artemis Strategic Investment Corporation

Artemis is a blank check company incorporated in Delaware on January 4, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The Artemis Units, the Artemis Public Shares and the Artemis Public Warrants are listed on Nasdaq under the symbols “ARTEU,” “ARTE” and “ARTEW,” respectively.

The mailing address for Artemis’ principal executive office is 3310 East Corona Avenue, Phoenix, Arizona 85040, and its telephone number at such office is (602) 346-0329. For more information about Artemis, see the sections entitled “Information About Artemis” and “Artemis’ Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Danam Health, Inc.

Founded in 2022, Danam Health, Inc. is a holding company for several strategic businesses centered around pharmaceuticals and healthcare services, which will be acquired in connection with the Business Combination. As a micro health ecosystem, Danam’s portfolio of companies consists of a pharmacy, wholesale operations, and a technology division with a novel platform for hub and clinical services. The mailing address of Danam’s principal executive office is 100 Whitaker Road, Lutz, FL 33549, and its telephone number is (408) 459-7579.

For more information about Danam, see the sections entitled “Information About Danam” and “Danam’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Sponsor

Artemis Sponsor, LLC, a Delaware limited liability company, is the sponsor of Artemis and currently owns approximately 22.6% of the issued and outstanding shares of Artemis Common Stock. Pursuant to the Business Combination Agreement, the Sponsor serves in the capacity as representative for specified stockholders of Artemis prior to the Closing, regarding matters set forth in the Business Combination Agreement after the Effective Time. The Sponsor’s principal executive office is 3310 East Corona Avenue, Phoenix, Arizona 85040, and its telephone number at such office is (602) 346-0329.

Merger Sub

Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of Artemis, formed on August 2, 2023 to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into Danam with Danam surviving the Merger. As a result, Danam will become a wholly-owned subsidiary of Artemis. The mailing address and telephone number of Merger Sub’s principal executive office is the same as for Artemis. At the consummation of the Business Combination, Merger Sub will cease to exist after being merged into Danam.

The Proposals

The Business Combination Proposal (Proposal 1)

On August 7, 2023, Artemis, Danam, Merger Sub, Artemis Sponsor, LLC, a Delaware limited liability company, in the capacity as representative for the stockholders of Artemis after the Effective Time and Suren Ajjarapu, an individual, in the capacity as representative of the stockholders of Danam from and after the Effective Time, entered into the Business Combination Agreement.

Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, at the Closing (as defined in the Business Combination Agreement), Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Artemis will merge with and into Danam, with Danam continuing as the surviving entity and becoming a wholly-owned subsidiary of Artemis.

For more information about the transactions contemplated by the Business Combination Agreement, please see the section entitled “The Business Combination Proposal (Proposal 1)—Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference.

Business Combination Consideration

Subject to the terms and conditions set forth in the Business Combination Agreement, in connection with the Effective Time of the Business Combination:

(a)	the stockholders of Danam (each a “Danam Stockholder”) shall be entitled to receive a number of shares of Artemis Class A Common Stock (as defined below) with an aggregate value (the “Merger Consideration”) of $170 million (subject to adjustment by amounts of working capital and net debt as provided in the Business Combination Agreement), with each share valued at $10.00 per share, in an amount equal to such Danam Stockholder’s pro rata share of such Merger Consideration, in each case as provided in the Business Combination Agreement;
(b)	the outstanding publicly traded units of Artemis will be separated into their component securities, consisting of one share of Class A common stock, par value $0.0001 per share, of Artemis (the “Artemis Class A Common Stock”) and one-half of one redeemable public warrant, with each whole warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock at a purchase price of $11.50 per share (the “Public Warrant”);
(c)	pursuant to the amended and restated certificate of incorporation of Artemis, each Class B common stock, par value $0.0001 per share, of Artemis, will be automatically converted into one share of Artemis Class A Common Stock; and
(d)	each outstanding share of Artemis Class A Common Stock will be converted automatically into common stock, par value $0.0001 per share, of Artemis at and following the Closing, which will be renamed New Danam (the “New Danam Common Stock”), and each whole Public Warrant will become exercisable into one share of New Danam Common Stock.

Merger Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

●	receipt of the Artemis stockholder approval;
●	receipt of the Danam Stockholder Approval;
●	expiration of any applicable waiting period under any antitrust laws;
●	receipt of requisite consents from governmental authorities to consummate the Transaction, and receipt of specified requisite consents from other third parties to consummate the Transaction;

●	the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Business Combination Agreement;
●	upon the Closing, after giving effect to the completion of the Redemption, Artemis shall have net tangible assets of at least $5,000,001;
●	the absence of any pending claim, demand, action, litigation complaint, or other proceeding by or before a governmental authority seeking to enjoin the consummation of the Merger and the Transaction;
●	the members of the Post-Closing Board shall have been elected or appointed as of the Closing;
●	the effectiveness of the Registration Statement;
●	Artemis and Danam shall have both received confirmation from Nasdaq that the Artemis Class A Common Stock and warrants shall be eligible for continued listing on the Nasdaq Global Market;

Unless waived by Artemis, the obligations of Artemis and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

●	the representations and warranties of Danam being true and correct as of the date of the Business Combination Agreement and as of the Closing except for (i) representations and warranties that address matters as of a particular date (which shall be accurate as of such date), and (ii) any failure to be true and correct that (without giving effect to any materiality or Material Adverse Effect limitations) individually or in the aggregate have no had and would not reasonably be expected to have a Material Adverse Effect;
●	Danam having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;
●	Absence of any Material Adverse Effect with respect to Danam and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured;
●	Each Lock-Up Agreement and Non-Competition Agreement shall be in full force and effect;
●	Artemis having received a copy of Danam’s charter certified by the Secretary of State of the State of Delaware no more than ten business days prior to the Closing date;
●	Artemis having received evidence reasonably acceptable to Artemis that Danam has completed the acquisitions of: (i) Wellgistics, LLC a Florida limited liability company (“Wellgistics”); and (ii) Wood Sage, LLC, a Florida limited liability company (“Wood Sage”);
●	Artemis having received a standard secretary’s certificates certifying to the validity and effectiveness of Danam’s organizational documents, resolutions of Danam’s board of directors, the required Company Stockholder approval and incumbency of officers to execute transaction agreements on behalf of Danam;
●	Artemis receiving a standard officers certificate signed by an executive officer of Danam certifying as to the satisfaction of the closing conditions regarding representations and warranties and covenants;
●	Artemis having received a customary Registration Rights Agreement, waiver of deferred underwriting commissions from both underwriters involved in Artemis’ initial public offering executed by the relevant underwriters;
●	Artemis shall have received evidence reasonably acceptable to Artemis that Danam shall have converted, terminated, extinguished and cancelled in full any outstanding convertible securities or commitments therefor;

●	Artemis shall have received written confirmation, reasonably acceptable to Artemis, from both of the underwriters in its initial public offering that all outstanding deferred underwriting compensation otherwise due to them at or prior to the Closing, have been satisfied or waived in full;
●	The Exchange Agent shall have received the Transmittal Documents from each Company Stockholder; and
●	Artemis shall have received evidence reasonably acceptable to Artemis that Danam has terminated certain contracts with related persons as agreed to among the parties.

Unless waived by Danam, the obligations of Danam to consummate the Merger are subject to the satisfaction of the following additional conditions:

●	the representations and warranties of Artemis set forth in the Business Combination Agreement and any certificate being true and correct as of the date of the Business Combination Agreement and as of the Closing except for (i) representations and warranties that address matters as of a particular date (which shall be accurate as of such date), and (ii) any failure to be true and correct that (without giving effect to any materiality or Material Adverse Effect limitations) individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;
●	Artemis having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;
●	absence of any Material Adverse Effect with respect to Artemis and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured;
●	Danam having received a copy of the resignations of the directors and officers of Artemis, duly executed by the directors and officers Artemis;
●	Danam having received a customary Registration Rights Agreement executed by the Artemis and the Sponsor;
●	Danam having received a secretary’s certificate certifying to the validity and effectiveness of Artemis’ organizational documents, resolutions of Artemis’ board of directors, the Required Purchaser Stockholder Approval and incumbency of officers to execute transaction agreements on behalf of Danam;
●	Danam having received an officers certificate signed by an executive officer of Artemis certifying as to the satisfaction of the closing conditions regarding representations and warranties and covenants;
●	Artemis’ Class A Common Stock shall not have been suspended from trading as a result of a delisting from Nasdaq and the shares of Purchaser Class A Common Stock shall have been approved for continued listing on Nasdaq, subject to official notice of issuance;
●	All warrants issued to investors of the Purchaser Representative shall have been redeemed, canceled or otherwise forfeited; and
●	Artemis shall be in compliance in all material respects with the reporting requirements applicable to it under the Securities Exchange Act.

Merger Structure

Pursuant to the Business Combination Agreement, upon the Closing, Merger Sub, a subsidiary of Artemis, will be merged with and into Danam, with Danam continuing as the surviving entity of the Merger and becoming a wholly-owned subsidiary of Artemis. See “The Business Combination Proposal (Proposal 1) — General Description of the Business Combination Agreement” and “The Business Combination Proposal (Proposal 1) — Merger Consideration.”

Covenants

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants with respect to: (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to their properties, books, records, contracts, personnel, and policies, (3) provision of financial statements by Danam; (4) Artemis’ stock listing an public filings; (5) notifications of certain breaches, consent requirements, material adverse changes or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) tax matters and transfer taxes; (8) further assurances; (9) confidentiality; (10) public announcements; and (11) proposed PIPE Investment and Non-Redemption Agreements; and (12) the HSR Act compliance (if applicable). There are also certain customary post-Closing covenants regarding: (1) maintenance of books and records; (2) indemnification of directors and officers; and (3) use of trust account proceeds.

Pursuant to the Business Combination Agreement, Artemis has agreed to file a Registration Statement on Form S-4 with respect to the issuance of the New Danam Common Stock to the Danam stockholders, which will contain a proxy statement/prospectus for the Artemis Special Meeting for Artemis stockholders to consider the Business Combination Agreement and the related transactions and matters, including the Required Proposals described herein.

In the event that the Closing does not occur on or before December 31, 2023, Danam shall, as an accommodation to Artemis pay when due, all federal excises payable under the Inflation Reduction Act resulting from any redemptions by Artemis, in connection with an Extension occurring in calendar year 2023, of shares of Purchaser Class A Common Stock held by its Public Stockholders; provided that the amount of such payment shall increase the Merger Consideration by the amount of such excise tax.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including among other reasons:

●	by mutual written consent of Artemis and Danam;
●	by either Artemis or Danam if the Closing has not occurred by the later of (i) 60 days after the filing of the Form S-4 and (ii) December 26, 2023, other than as a result of a breach by the party seeking termination but an extension of up to 60 days is permissible if the Purchaser obtains an Extension;
●	by either Artemis or Danam if a Governmental Authority (as defined in the Business Combination Agreement) shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Business Combination Agreement, but a party substantially causing the action of the Governmental Authority may not seek the termination;
●	by Artemis if Danam fails to obtain the required Company Stockholder approval;
●	by Danam if Artemis fails to obtain the required Artemis stockholder approval;
●	by Artemis upon a breach of any representation, warranty, covenant or agreement on the part of Danam set forth in the Business Combination Agreement, or if any representation or warranty of Danam becomes untrue and is not cured by Danam 20 days after written notice, provided Artemis is not in breach of the Business Combination Agreement;
●	by Danam upon a breach of any representation, warranty, covenant or agreement on the part of Artemis or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Artemis or Merger Sub becomes untrue and is not cured Artemis 20 days after written notice, provided Danam is not in breach of the Business Combination Agreement;

●	by Artemis if there is a Material Adverse Effect (as defined in the Business Combination Agreement) on Danam and its subsidiaries, taken as a whole that remains uncured; and
●	by Danam if there is a Material Adverse Effect (as defined in the Business Combination Agreement) on Artemis that remains uncured.

Anticipated Accounting Treatment

Under any of the redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded for the Business Combination, in accordance with GAAP. Danam has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) Danam’s former stockholders will have approximately 55% of the voting power under the no redemption scenario and approximately 59% of the voting power under the maximum redemption scenario; (ii) Danam will appoint the majority of the board of directors of New Danam; (iii) Danam’s existing management will comprise the management of New Danam; (iv) Danam will comprise the ongoing operations of New Danam; (v) Danam is the larger entity based on historical revenues and business operations; and (vi) New Danam will change its name to “Danam Health Holding Corporation.”

Under this method of accounting, Artemis will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Danam issuing stock for the net assets of Artemis, accompanied by a recapitalization. The net assets of Artemis will be stated at historical cost, with no goodwill or other intangible assets recorded.

Executive Officers and Directors of the Combined Entity

The following persons are expected to be elected or appointed by the Artemis board to serve as executive officers and directors of New Danam following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management after the Business Combination — Executive Officers and Directors After the Business Combination”.

The following table sets forth the name, age and position of each of the expected directors and executive officers of New Danam upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Suren Ajjarapu	53	Chief Executive Officer
Prashant Patel	49	Chief Operating Officer
[●]	[●]	Chief Financial Officer
Non-Employee Directors
Philip N. Kaplan	56	Director
[●]	[●]
(1)	Designated by Danam
(2)	Designated by Artemis

Interests of Danam’s and Artemis’ Directors and Officers in the Business Combination

When you consider the recommendation of our board of directors in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the directors and executive officers of Artemis and of Danam have interests in the Business Combination and other proposals that may be different from, or in addition to, those of Artemis stockholders and warrant holders generally. These interests include, among other things, the fact that certain of Danam’s directors and officers will become directors and officers of New Danam upon the consummation of the Business Combination.

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Danam’s Directors and Officers in the Business Combination” and “The Business Combination Proposal (Proposal 1) — Interests of Artemis Directors and Officers in the Business Combination” of this proxy statement/prospectus for a further discussion of this and other risks.

Classified Board of Directors

New Danam’s board of directors will consist of five members upon the closing of the Business Combination. In accordance with the Amended and Restated Charter to be filed, immediately after the consummation of the Business Combination, the board of directors will be divided into three classes designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at New Danam’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at New Danam’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at New Danam’s third annual meeting of stockholders held after the Effective Time. Directors will not be able to be removed during their term except for cause. The directors will be divided among the three classes as follows:

●	Class A, which we anticipate will consist of [●], whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;
●	Class B, which we anticipate will consist of [●], whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and
●	Class C, which we anticipate will consist of [●], whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

New Danam expects that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.

The Amended and Restated Charter Proposal (Proposal 2)

Artemis stockholders will be asked to approve and adopt, subject to and conditional on (but with immediate effect therefrom) approval of each of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal and the consummation of the Business Combination, a second amendment and restatement of the Artemis Charter, as set out in the Amended and Restated Charter appended to this proxy statement/prospectus as Annex B. The Amended and Restated Charter, which will be effective as of the Closing, will provide for the following:

(a)	change the name of Artemis to “Danam Health Holding Corporation”;
(b)	increase the total number of authorized shares of capital stock to [•] shares and, in accordance with the Amended and Restated Charter, all shares of outstanding Class B common stock will automatically convert into shares of Class A common stock on a one-to-one basis and thereafter, all Class A common stock will be renamed as common stock;
(c)	change the size and the structure of the New Danam Board to be divided into three classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at Artemis’ first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at Artemis’ second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at Artemis’ third annual meeting of stockholders held after the Effective Time; and
(d)	remove and change certain provisions in the Artemis Charter related to Artemis’ status as a special purpose acquisition company.

The Nasdaq Proposal (Proposal 3)

To consider and vote upon a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market, the issuance of shares of New Danam Common Stock pursuant to the Business Combination Agreement.

The Incentive Plan Proposal (Proposal 4)

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed 2023 Plan will initially reserve up a number of shares of New Danam Common Stock equal to ten percent of the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination for issuance pursuant to awards granted in accordance with the terms of the 2023 Plan (subject to reduction for certain stock options granted by Danam prior to the closing and to increase each January during the term of the plan and to the extent awards granted by Danam prior to the closing are terminated or forfeited, in each case as provided in the 2023 Plan). The purpose of the 2023 Plan is to assist in attracting, retaining and motivating certain employees, officers, directors, and consultants of New Danam and its affiliates, and promoting the creation of long-term value for stockholders of New Danam through the grant of equity-based incentives to help align the interests of such individuals with those of other stockholders.

A summary of the 2023 Plan is set forth in the “The Incentive Plan Proposal (Proposal 4)” section of this proxy statement/prospectus and a complete copy of the 2023 Plan is attached hereto as Annex D. You are encouraged to read the 2023 Plan in its entirety.

The ESPP Proposal (Proposal 5)

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed ESPP will initially reserve a number of shares of New Danam Common Stock equal to two percent of the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination for issuance pursuant to the ESPP (subject to increase each January during the term of the plan). Pursuant to the ESPP, New Danam will be authorized to provide eligible employees with an opportunity to purchase a number of shares of New Danam Common Stock at a discount and in an amount determined in accordance with the ESPP’s terms. A copy of the ESPP is attached to this proxy statement/prospectus as Annex E.

The Adjournment Proposal (Proposal 6)

Artemis is proposing that its stockholders approve and adopt to adjourn the Artemis Special Meeting to a later date or time, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Artemis Special Meeting (or any adjournment thereof), there are not sufficient votes to approve the Proposals.

The Artemis Special Meeting

Date, Time and Place of the Artemis Special Meeting

The Artemis Special Meeting will be held virtually at [•], Eastern time, on [•], 2023 or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. We will hold the Artemis Special Meeting solely by means of remote communication.

Registering for the Artemis Special Meeting

As a registered Artemis stockholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: 917 -262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting [•], 2023 at [●] a.m. Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/[●], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

An Artemis stockholder that holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 (toll- free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 2186163#. This is listen-only, you will not be able to vote or enter questions during the meeting.

Purpose of the Artemis Special Meeting

At the Artemis Special Meeting, Artemis is asking its stockholders to consider and vote upon:

●	The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.
●	The Amended and Restated Charter Proposal. The form of Amended and Restated Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex B.
●	The Nasdaq Proposal.
●	The Incentive Plan Proposal. A copy of the 2023 Plan to be used by New Danam from and after the Business Combination is attached to this proxy statement/prospectus as Annex D.
●	The ESPP Proposal. A copy of the ESPP to be used by New Danam from and after the Business Combination is attached to this proxy statement/prospectus as Annex E.
●	The Adjournment Proposal, if presented at the Artemis Special Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the Artemis Special Meeting if you owned shares of Artemis common stock at the close of business on [•], 2023 which is the Record Date. You are entitled to one vote for each share of Artemis common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 7,143,277 shares of Artemis common stock outstanding, of which 2,112,027 are Public Shares, and 5,031,250 are Founder Shares held by the Initial Stockholders.

Vote of the Initial Stockholders, Directors and Officers

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Contemporaneously with the execution and delivery of the Business Combination Agreement, Danam and certain Artemis stockholders entered into Stockholder Support Agreements (the “Artemis Stockholder Support Agreements”). Pursuant the Artemis Stockholder Support Agreements, the Artemis stockholders party thereto agreed, among other things, to vote their shares of Artemis Class A and Class B common stock in favor of the adoption an approval of the Business Combination Agreement and the Transactions.

Artemis’ Initial Stockholders have waived any redemption rights, including with respect to shares of Artemis Class A Common Stock issued or purchased in the Artemis IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Sponsor have no redemption rights upon Artemis’ liquidation and will be worthless if no business combination is effected by Artemis by April 4, 2024 (as such deadline may be extended by amendment to Artemis’ organizational documents).

Quorum and Required Vote for Stockholder Proposals

A quorum of Artemis stockholders is necessary to hold a valid meeting. A quorum will be present at the Artemis Special Meeting if a majority of the Artemis common stock issued and outstanding and entitled to vote at the Artemis Special Meeting is represented in person or by proxy at the Artemis Special Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of the Amended and Restated Charter Proposal requires the affirmative vote (in person online or by proxy) of a majority of the issued and outstanding shares of Artemis common stock and a majority of the issued and outstanding shares of Artemis Class A Common Stock as of the Record Date. Accordingly, an Artemis stockholder’s failure to vote by proxy or to vote in person at the Artemis Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Artemis common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Artemis Special Meeting. A Artemis stockholder’s failure to vote by proxy or to vote in person at the Artemis Special Meeting or an abstention will not be counted towards the number of shares of Artemis common stock required to validly establish a quorum, and if a valid quorum is otherwise established, it will have no effect on the outcome of the vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and Adjournment Proposal.

The Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal, are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal), and unless the Business Combination Proposal is approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the stockholders of Artemis at the Artemis Special Meeting. The Adjournment Proposal is not conditioned on any other Proposal and does not require the approval of any other Proposal to be effective. It is important for you to note that in the event the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal do not receive the requisite vote for approval, then Artemis will not consummate the Business Combination. If Artemis does not consummate the Business Combination and fails to complete an initial business combination by April 4, 2024, it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public stockholders, unless it seeks and obtains the approval of Artemis stockholders to amend the Artemis Charter to extend such date.

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “The Artemis Special Meeting — Quorum and Required Vote for Proposals.”

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged Alliance Advisors to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Artemis Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section titled “Artemis Special Meeting — Revoking Your Proxy.”

Redemption Rights

Pursuant to the Artemis Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the Artemis IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes). For illustrative purposes, based on funds in the Trust Account of approximately $22.9 million on September 6, 2023, the estimated per share redemption price would have been approximately $10.83. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 25% or more of the shares of Artemis common stock included in the units of Artemis sold in the Artemis IPO (including overallotment securities sold to Artemis’ underwriters after the Artemis IPO).

In order to exercise your redemption rights, you must:

●	prior to 5:00 PM Eastern time on [•], 2023 (two (2) business days before the Artemis Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, Artemis’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004

Attn: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

●	In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock; and
●	deliver your Public Shares either physically or electronically through DTC to Artemis’ transfer agent at least two (2) business days before the Artemis Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Artemis’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Artemis does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Artemis’ consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Artemis’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Artemis’ transfer agent return the shares (physically or electronically). You may make such request by contacting Artemis’ transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Artemis common stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Artemis common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Artemis common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Artemis common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Artemis otherwise does not consummate an initial business combination by April 4, 2024 (as such deadline may be extended by amendment to Artemis’ organizational documents), Artemis will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the Warrants will expire worthless.

Appraisal Rights

Artemis stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Interests of Artemis’ Initial Stockholders, Directors and Officers in the Business Combination

When you consider the recommendation of Artemis’ board of directors to vote in favor of approval of the Proposals, you should keep in mind that Artemis directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Artemis. These interests include, among other things:

●	If the Business Combination, or another business combination, is not consummated by April 4, 2024 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the Artemis’ certificate of incorporation or amendment to such certificate), then Artemis will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
●	The Sponsor (including its representatives and affiliates) and Artemis’ directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Artemis’ and the Sponsor and Artemis’ directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Artemis completing its initial business combination, and as result of which, the Sponsor and Artemis’ officers and directors may become aware of business opportunities which may be appropriate for presentation to Artemis, and the other entities to which they owe fiduciary or contractual duties, and may have conflicts of interests in determining to which entity a particular business opportunity should be presented (and these conflicts may include presentation to other entities prior to their presentation, if at all, to Artemis, and may not always be resolved in the favor of Artemis, subject to applicable fiduciary duties under Delaware law, in that Artemis has provided in its amended and restated certificate of incorporation that Artemis has renounced its interest in any corporate opportunity presented to Artemis).
●	The Sponsor and its affiliates’ total potential ownership in the New Danam, assuming the exercise and conversion of all of securities following the consummation of the Business Combination , is estimated to comprise approximately 11.8% of outstanding New Danam Common Stock in a no redemption scenario, 12.1% of outstanding New Danam Common Stock in a 33% redemption scenario, 12.4% of outstanding Danam common stock in a 33% redemption scenario and 12.7% of outstanding New Danam Common Stock in a maximum redemption scenario (see the section entitled “Beneficial Ownership of Securities” for more information).
●	The Sponsor owns 3,412,816 Founder Shares, and purchased such shares (along with shares forfeited to the Artemis Anchor Investors) for an aggregate of $25,000. These 3,412,816 Founder Shares were converted by the Sponsor to Artemis Class A Common Stock on June 29, 2023. The market value of such shares as of September 5, 2023 (assuming they are valued at the same price as the public shares) was approximately $36.1 million. These shares are expected to have a significantly higher value than $25,000 at the time of the Business Combination, and if Artemis does not complete an initial business combination, such shares will expire worthless.
●	The Sponsor purchased an aggregate of 8,000,000 Private Placement Warrants, at an aggregate purchase price of $8,000,000, or $1.00 per warrant, with each whole Private Placement Warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock for $11.50 per share, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated. The aggregate value of the 8,000,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $3.6 million, assuming the per warrant value of the Private Placement Warrant is the same as the $0.036 closing price of the Public Warrants on Nasdaq on September 5, 2023;
●	The Initial Stockholders and each of their permitted transferees, including our officers and directors, have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Founder Shares (but not public shares) held by them if Artemis fails to complete its initial business combination by the time required prior to Artemis’ liquidation in accordance with its amended and restated certificate of incorporation (which waiver was provided in connection with the Artemis IPO and without any separate consideration paid in connection with providing such waiver), and therefore if Artemis is unable to consummate a business combination by that time, those shares would expire worthless.
●	The Initial Stockholders, and each of their permitted transferees, including our officers and directors, have waived their redemption rights with respect to any Founder Shares and (with respect to the Sponsor) public shares held by them (other than relating to liquidating distributions to public shares from the Trust Account if Artemis fails to complete its initial business combination by the time required prior to Artemis’ liquidation in accordance with its amended and restated certificate of incorporation), which waiver was provided in connection with the IPO and without any separate consideration paid in connection with providing such waiver.
●	The Sponsor and the Artemis Anchor Investors can earn a positive rate of return on their overall investment in Artemis and Danam after the Business Combination, even if other holders of Artemis common stock experience a negative rate of return, due to having purchased the Founder Shares, as described above, for $25,000 or approximately $0.006 per share.

Recommendation to Artemis Stockholders

Artemis’ board of directors believes that the Proposals to be presented at the Artemis Special Meeting are in the best interests of Artemis and its stockholders and unanimously recommends that Artemis stockholders vote “FOR” the Proposals.

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that no Artemis stockholders exercise their redemption rights in connection with the Business Combination.

Sources		Uses
Cash in Trust Account(1)	$22,061	Cash to Wellgistics Sellers(3)	$9,9,825
		Cash to Wood Sage Sellers	400
Cash from Danam	2,304	Danam estimated transaction costs	6,519
Cash from Artemis	51	Artemis estimated transaction costs	1,281
Cash from Artemis Convertible Loan	1,000	Payment for Artemis Convertible Loan	1,000
Cash from Proposed Danam Bridge Loan	1,000	Payment for Artemis Vendor Liabilities	880
		Payment for Wellgistics Loan(3)	5,483
Cash from Proposed PIPE Investors(2)	30,000	Danam employee compensation	720
		Cash to Balance Sheet	30,308
Total Sources(4)	$56,416	Total Uses(4)	$56,416
(1)	Assumes no Artemis stockholder has exercised their redemption rights to receive cash from the Trust Account.
(2)	Assumes Danam will receive $30 million from the proposed PIPE investment.
(3)	The proposed Wellgistics acquisition cashflow includes $9,826 closing cash payment and $5,484 debt payment.
(4)	Totals may be different due to rounding.

The following table summarizes the sources and uses for funding the Business Combination. These figures assume a Low Redemption Threshold in connection with the Business Combination.

Sources		Uses
Cash in Trust Account(1)	$14,957	Cash to Wellgistics Sellers(3)	$9,825
		Cash to Wood Sage Sellers	400
Cash from Danam	2,304	Danam estimated transaction costs	6,519
Cash from Artemis	51	Artemis estimated transaction costs	1,281
Cash from Artemis Convertible Loan	1,000	Payment for Artemis Convertible Loan	1,000
Cash from Proposed Danam Bridge Loan	1,000	Payment for Artemis Vendor Liabilities	880
		Payment for Wellgistics Loan(3)	5,483
Cash from Proposed PIPE Investors(2)	30,000	Danam employee compensation	720
		Cash to Balance Sheet	23,204
Total Sources(4)	$49,312	Total Uses(4)	$49,312
(1)	Assumes a Low Redemption threshold meaning Artemis stockholders have exercised their redemption rights to receive cash from the Trust Account up to an amount of such redemptions of 7.354.
(2)	Assumes Danam will receive $30 million from the proposed PIPE investment.
(3)	The proposed Wellgistics acquisition cashflow includes $9,826 closing cash payment and $5,484 debt payment.
(4)	Totals may be different due to rounding.

The following table summarizes the sources and uses for funding the Business Combination. These figures assume a High Redemption Threshold in connection with the Business Combination.

Sources		Uses
Cash in Trust Account(1)	$7,852	Cash to Wellgistics Sellers(3)	$9,825
		Cash to Wood Sage Sellers	400
Cash from Danam	2,304	Danam estimated transaction costs	6,519
Cash from Artemis	51	Artemis estimated transaction costs	1,281
Cash from Artemis Convertible Loan	1,000	Payment for Artemis Convertible Loan	1,000
Cash from Proposed Danam Bridge Loan	1,000	Payment for Artemis Vendor Liabilities	880
		Payment for Wellgistics Loan(3)	5,483
Cash from Proposed PIPE Investors(2)	30,000	Danam employee compensation	720
		Cash to Balance Sheet	16,099
Total Sources(4)	$42,207	Total Uses(4)	$42,207
(1)	Assumes a High Redemption threshold meaning Artemis stockholders have exercised their redemption rights to receive cash from the Trust Account up to an amount of such redemptions of 14,707.
(2)	Assumes Danam will receive $30 million from the proposed PIPE investment.
(3)	The proposed Wellgistics acquisition cashflow includes $9,826 closing cash payment and $5,484 debt payment.
(4)	Totals may be different due to rounding.

The following table summarizes the sources and uses for funding the Business Combination. These figures assume that a maximum number of Artemis stockholders exercise their redemption rights in connection with the Business Combination.

Sources		Uses
Cash in Trust Account(1)	$748	Cash to Wellgistics Sellers(3)	$9,825
		Cash to Wood Sage Sellers	400
Cash from Danam	2,304	Danam estimated transaction costs	6,519
Cash from Artemis	51	Artemis estimated transaction costs	1,281
Cash from Artemis Convertible Loan	1,000	Payment for Artemis Convertible Loan	1,000
Cash from Proposed Danam Bridge Loan	1,000	Payment for Artemis Vendor Liabilities	880
		Payment for Wellgistics Loan	5,483
Cash from Proposed PIPE Investors(2)	30,000	Danam employee compensation	720
		Cash to Balance Sheet	8,995
Total Sources(4)	$35,103	Total Uses(4)	$35,103
(1)	Assumes a Maximum Redemption threshold meaning Artemis stockholders have exercised their redemption rights to receive cash from the Trust Account up to an amount of such redemptions of 22,061.
(2)	Assumes Danam will receive $30 million from the proposed PIPE investment.
(3)	The proposed Wellgistics acquisition cashflow includes $9,826 closing cash payment and $5,484 debt payment.
(4)	Totals may be different due to rounding.

U.S. Federal Income Tax Consequences

The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations” beginning on page 162 for a more detailed discussion of the U.S. federal income tax consequences of the merger. You should also consult your tax advisor for a complete analysis of the effect of the merger on your federal, state and local and/or foreign taxes.

Risk Factors

In evaluating the Business Combination and the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section titled “Risk Factors” beginning on page 37 of this proxy statement/prospectus. Unless the context requires otherwise, references to “Danam” in this section are to the business and operations of Danam following the acquisitions of Wood Sage and Wellgistics, as contemplated by the Business Combination Agreement. As of the date of this proxy statement/prospectus, Danam is a holding company with no operations. Following the consummation of the acquisitions of Wood Sage and Wellgistics, Danam’s business and operations will be affected by its ownership of the businesses of Wellgistics and Wood Sage, including its subsidiaries Alliance Pharma Solutions, LLC and Community Specialty Pharmacy, LLC.Among these important risks are the following:

Risks Relating to Danam’s Business

●	Reductions in third-party reimbursement levels and potential changes in industry pricing benchmarks for prescription drugs could materially and adversely affect Danam’s results of operations.
●	A shift in pharmacy mix toward lower margin plans, margin compression on branded medications, increased offering of specialty products, direct and indirect remuneration (DIR) fees, mail order pharmacy steering, and programs could adversely affect Danam’s results of operations.
●	Danam could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.
●	Consolidation and strategic alliances in the healthcare industry could adversely affect Danam’s business operations, competitive positioning, financial condition and results of operations.
●	Changes in economic conditions could adversely affect consumer buying practices and market adoption of Danam’s DelivMeds mobile application and revenues to premium access/services.
●	If Danam does not successfully create and implement relevant omni-channel experiences for Danam’s customers, Danam’s businesses and results of operations could be adversely impacted.

Risks Relating to Danam’s Operations

●	Disruption in Danam’s global supply chain could negatively impact Danam’s businesses.
●	Failure to retain and recruit, or failure to manage succession of, key personnel could have an adverse impact on Danam’s future performance.
●	Danam’s ability to maintain business, scale for growth, renew pharmacy and wholesale state licenses, and retain commercial and federal contracts while preventing restrictions and termination.
●	Danam’s relationships with Danam’s primary wholesaler for pharmacy operations and Danam’s manufacturer relationships for with Danam’s wholesale and hub technology platform entities.
●	Danam outsources certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.

Risks Relating to Danam’s Business Strategy

●	Danam may not be successful in executing elements of Danam’s business strategy, which may have a material adverse impact on Danam’s business and financial results.
●	If Danam make investments in companies over which Danam do not have sole control and some of these companies may operate in sectors that differ from Danam’s current operations and have different risks.
●	The success of Danam’s hub technology platform and clinical services depends on the willingness of participants in the network of independent partner pharmacies to continue receiving prescriptions and enrolling in a-la-carte services for outsourced work.

Risks Related to Cybersecurity, Data Privacy, and Information Security

●	Privacy and data protection laws increase Danam’s compliance burden and any failure to comply could harm us.
●	Danam is subject to payment-related and other financial services risks that could increase Danam’s operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt Danam’s business operations.

Risks Related to Financial and Accounting

●	Danam and Wood Sage have significant outstanding debt; Danam’s and Wood Sage’s debt and associated payment obligations could significantly increase in the future if Danam and Wood Sage incur additional debt and do not retire existing debt;
●	As a holding company, Danam is dependent on funding from Danam’s operating subsidiaries to pay dividends and other obligations.
●	Danam have a substantial amount of goodwill and other intangible assets which could, in the future, become impaired and result in material non-cash charges to Danam’s results of operations.

Risks Related to Regulatory and Legal Considerations

●	Changes in the healthcare industry and regulatory environments, or noncompliance with, governmental regulations. May adversely affect Danam’s businesses.
●	Danam is exposed to risks related to litigation and other legal proceedings.
●	Danam could be subject to adverse changes in tax laws, regulations and interpretations or challenges to Danam’s tax positions.

Risks Related to Artemis and the Business Combination

●	You may be unable to ascertain the merits or risks of Danam’s operations.
●	There is no assurance that Artemis’ diligence will reveal all material risks that may present with regard to Danam. Subsequent to the completion of the Business Combination, New Danam may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.
●	Because Danam will become a publicly traded company through a merger as opposed to an underwritten public offering, no underwriter has conducted due diligence in connection with the business combination, and while sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering.

Risks Related to Ownership of New Danam’s Shares

●	The Artemis Charter and the Amended and Restated Charter require, to the fullest extent permitted by law, that derivative actions brought in Artemis’ or New Danam’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Artemis’ or New Danam’s directors, officers, other employees or stockholders, as applicable.
●	Anti-takeover provisions contained in the Amended and Restated Charter and the Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt. A copy of the Proposed Bylaws is attached as Annex C to the accompanying proxy statement/prospectus.
●	Claims for indemnification by New Danam’s directors and officers may reduce New Danam’s available funds to satisfy successful third-party claims against New Danam and may reduce the amount of money available to New Danam.

Risks Related to the Redemption

●	Artemis does not have a specified Maximum redemption threshold. The absence of such a redemption threshold may make it possible for Artemis to complete the Business Combination with which a substantial majority of Artemis’ stockholders do not agree.
●

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Artemis will acquire all of the outstanding equity interests of Danam in the Business Combination, Artemis will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Danam issuing shares for the net assets of Artemis, followed by a recapitalization. Operations prior to the Business Combination will be those of Danam. The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2023 gives effect to the Business Combination and related transactions as if they had occurred on June 30, 2023. The summary unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2023 and for the year ended December 31, 2022 give effect to the Business Combination and related transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Artemis and Danam for the applicable periods included in this proxy statement/prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-Business Combination company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-Business Combination company following the reverse recapitalization.

The unaudited pro forma combined financial Information has been prepared using the assumptions below with respect to the potential redemption for cash of Artemis Public Shares:

●	Assuming No (0%) Redemptions: This presentation assumes that no Artemis Public Stockholders will exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account.
●	Assuming Low (33%) Redemptions: This presentation assumes that Artemis public stockholders holding 704,009 Public Shares will exercise their redemption rights for $7.1 million of funds in Artemis’s Trust Account.
●	Assuming High (67%) Redemptions: This presentation assumes that Artemis public stockholders holding 1,408,018 Public Shares will exercise their redemption rights for $14.2 million of funds in Artemis’s Trust Account.

●	Assuming Maximum (100%) Redemptions: This presentation assumes that 100% of the outstanding 2,112,027 Public Shares are redeemed for aggregate redemption payments of $21.1 million, assuming a $10.00 per share redemption price. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 100% redemptions.
	Scenario 1	Scenario 2	Scenario 3	Scenario 4
	Assuming No (0%)	Assuming Low (33%)	Assuming High (67%)	Assuming Maximum (100%)
	Redemptions	Redemptions	Redemptions	Redemptions
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the six months ended June 30, 2023
Net loss	$(162)	$(162)	$(162)	$(162)
Weighted average shares outstanding – basic and diluted	27,695,277	26,998,308	26,280,219	25,583,250
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
	Assuming No (0%)	Assuming Low (33%)	Assuming High (67%)	Assuming Maximum (100%)
	Redemptions	Redemptions	Redemptions	Redemptions
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the year ended December 31, 2022
Net loss	$(24,575)	$(24,575)	$(24,575)	$(24,575)
Weighted average shares outstanding – basic and diluted	27,695,277	26,998,308	26,280,219	25,583,250
Basic and diluted net loss per share	$(0.89)	$(0.91)	$(0.94)	$(0.96)

	Scenario 1	Scenario 2	Scenario 3	Scenario 4
	Assuming No (0%)	Assuming Low (33%)	Assuming High (67%)	Assuming Maximum (100%)
	Redemptions	Redemptions	Redemptions	Redemptions
	(in thousands)
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of June 30, 2023
Total assets	$62,961	$55,857	$48,752	$41,648
Total liabilities	$20,068	$20,068	$20,068	$20,068
Total stockholders’ equity	$42,893	$35,789	$28,684	$21,580

MARKET PRICE AND DIVIDEND INFORMATION

Artemis

Holders

As of the Record Date, there were holders of record of our units, holder of record of our shares of Artemis Class A Common Stock and holders of record of our warrants.

Ticker Symbol and Market Price

Artemis Units, Artemis Class A Common Stock and the Public Warrants are currently listed on the Nasdaq Global Market under the symbols “ARTEU,” “ARTE,” and “ARTEW,” respectively. The closing price of the Artemis Units, Artemis Class A Common Stock and the Public Warrants on August 4, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.68, $10.59 and $0.07 respectively. As of [•], 2023, the Record Date, the closing price for the Artemis Units, Artemis Class A Common Stock and the Public Warrants was $[•], $[•], and $[•], respectively.

Dividend Policy

Artemis has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Danam

There is no public market for Danam common stock.

Dividend Policy of New Danam Following the Business Combination

The payment of cash dividends in the future will be dependent upon New Danam’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the board of directors of the Combined Entity.

RISK FACTORS

The following risk factors will apply to the business and operations of New Danam following the Closing. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, prospects, financial condition and operating results of Danam and New Danam’s business, prospects, financial condition and operating results following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Artemis common stock. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of Danam and New Danam following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Artemis and Danam that later may prove to be incorrect or incomplete. Artemis and Danam may face additional risks and uncertainties that are not presently known to Artemis or Danam, or that Artemis and Danam currently deem immaterial, which may also impair New Danam’s business, prospects, financial condition or operating results. The following discussion should be read in conjunction with the financial statements of Danam and the financial statements of Artemis and the notes thereto included elsewhere in this proxy statement/prospectus.

Unless the context requires otherwise, references to “Danam” in this section are to the business and operations of Danam following the acquisitions of Wood Sage and Wellgistics, as contemplated by the Business Combination Agreement. As of the date of this proxy statement/prospectus, Danam is a holding company with no operations. Following the consummation of the acquisitions of Wood Sage and Wellgistics, Danam’s business and operations will be affected by its ownership of the businesses of Wellgistics and Wood Sage, including its subsidiaries Alliance Pharma Solutions, LLC and Community Specialty Pharmacy, LLC.

Risks Relating to Danam’s Business

Danam may not be successful in completing the acquisitions of Wood Sage and Wellgistics, and, if it is, Danam, experience difficulties in integrating the operations of Wood Sage and Wellgistics and in realizing the expected benefits of these transactions.

The success of the Business Combination, if completed, will depend in part on the ability of Danam to successfully complete the transactions described above and to realize the anticipated benefits of combining the operations of Wood Sage and Wellgistics with Danam in an efficient and effective manner. The integration process could take longer than anticipated and could result in the loss of key employees from either company, the disruption of each company’s ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect Danam’s ability to continue relationships with Wood Sage’s and Wellgistics’ customers, employees or other third parties, or Danam’s ability to achieve the anticipated benefits of the transactions or the Business Combination, and could harm the Company’s financial performance. If Danam is unable to successfully or timely integrate the operations of Wood Sage and Wellgistics with its business, it may incur unanticipated liabilities and be unable to realize the revenue growth, operating efficiencies, synergies and other anticipated benefits resulting from such transactions and the Business Combination, and Danam’s business, results of operations and financial condition could be materially and adversely affected.

Reductions in third-party reimbursement levels, from private or governmental agency plans, and potential changes in industry pricing benchmarks for prescription drugs could materially and adversely affect Danam’s results of operations.

The substantial majority of the prescriptions Danam will fill at Danam’s Community Specialty Pharmacy division, upon the Closing of the Business Combination, will be reimbursed by third-party payers, including private and governmental agency payers. The continued efforts of health maintenance organizations, managed care organizations, PBM companies, governmental agencies, and other third-party payers to reduce prescription drug costs and pharmacy reimbursement rates, as well as litigation and other legal proceedings relating to how drugs are priced, may adversely impact Danam’s results of operations. In the U.S., plan changes with rate adjustments often occur in January and Danam’s reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. In addition, the timing and amount of periodic contractual reconciliations payments can vary significantly and may not follow a predictable path. Further, in an environment where some PBM clients utilize narrow or restricted pharmacy provider networks, some of these entities may offer pricing terms that Danam may not be willing to accept or otherwise restrict Danam’s participation in their networks of pharmacy providers. This may also impact the ability for Danam’s pharmacy network partners to adjudicate certain prescription claims received via transfer from Danam’s DelivMeds hub platform technology which may impact several revenue generating channels in the form of technology-related fees. Further, Danam’s wholesale operations may be impacted as pharmacy coverage/margin is diminished on certain products effecting the ability to carry and move this inventory thereby affecting buying patterns.

In addition, many payers in the U.S. are increasingly considering new metrics as the basis for reimbursement rates. It is possible that the pharmaceutical industry or regulators may evaluate and/or develop an alternative pricing reference to replace average wholesale price, which will be the pricing reference used for Danam’s pharmacy and network partner pharmacies contracts. This will also have a direct impact on Danam’s secondary wholesalers sourcing and procurement strategies. Future changes to the pricing benchmarks used to establish pharmaceutical pricing, including changes in the basis for calculating reimbursement by third-party payers, could adversely affect us.

A shift in pharmacy mix toward lower margin plans, margin compression on branded medications, increased offering of specialty products, direct and indirect remuneration (DIR) fees, mail order pharmacy steering, and programs could adversely affect Danam’s results of operations.

Danam’s Community Specialty Pharmacy division and network of independent partner pharmacies, upon the Closing of the Business Combination, will seek to grow prescription volume while operating in a marketplace with continuous reimbursement pressure. A shift in the mix of pharmacy prescription volume towards programs offering lower reimbursement rates could adversely affect Danam’s results of operations both from an in-house prescription fulfillment perspective and also technology and transactional fees from Danam’s network of independent partner pharmacies. General trends Danam may observe impacting independent pharmacies include but are not limited to: a shift in pharmacy mix towards 90-day fills which are often reimbursed at lower amounts compared to 30-day fills, direct and indirect remuneration (DIR) fees from PBMs on Medicare Part D prescriptions often leading to negative reimbursements, lower plan paid amounts for branded and specialty medications while simultaneously observing an increase in the number of patients requiring a “specialty-lite” or full specialty medication, narrow networks with unfavorable contract pricing, delivery and shipping-related restrictions impacting the pharmacies ability to gain additional market share, enhanced PBM tactics to steer patients to mail order pharmacies thereby reducing market opportunities, and little to no remuneration for in-demand consumer-driven concierge services from pharmacists. Danam’s pharmacy division retains access to all major plans with as expected market competitive reimbursement rates for an independent pharmacy. In-network coverage for PBMs and payors at the independent network partner pharmacy level will vary from store-to-store and Danam continue to add more network participants to provide robust coverage.

If Danam is not able to generate prescription volume and other business from patients participating in these programs that is sufficient to offset the impact of lower reimbursement, or if the degree or terms of Danam’s participation in such preferred networks declines in future years, Danam’s results of operations could be materially and adversely affected. Furthermore, changes in political, economic, and regulatory influences, as Well as industry-wide changes in business practices, including with respect to the imposition of direct and indirect remuneration fees by PBMs, may significantly affect Danam’s business. Danam’s failure to successfully anticipate and respond to, or appropriately adapt to, evolving industry conditions or any of these changes or trends, none of which are within Danam’s control, in a timely and effective manner could have a significant negative impact on Danam’s competitive position and materially adversely affect Danam’s business, financial condition and results of operations.

Danam will derive a portion of Danam’s sales from prescription drug sales reimbursed by pharmacy benefit management companies.

Danam will derive a portion of Danam’s sales from prescription drug sales reimbursed through prescription drug plans administered by PBM companies. PBM companies typically administer multiple prescription drug plans that expire at various times and provide for varying reimbursement rates, and often limit coverage to specific drug products on an approved list, known as a formulary, which might not include all of the approved drugs for a particular indication. Changes in pricing and other terms of Danam’s contracts with PBM companies can significantly impact Danam’s results of operations. There can be no assurance that Danam will participate in any particular PBM company’s pharmacy provider network in any particular future time period or on terms reasonably acceptable to us. If Danam’s participation in the pharmacy provider network for a prescription drug plan administered by one or more of the large PBM companies is restricted or terminated, Danam expects that Danam’s sales would be adversely affected, at least in the short-term. If Danam is unable to replace any such lost sales, either through an increase in other sales or through a resumption of participation in those plans, Danam’s operating results could be materially and adversely affected. If Danam exits a pharmacy provider network and later resume participation, there can be no assurance that Danam will achieve any particular level of business on any particular pace, or that all clients of the PBM company will choose to include us again in the pharmacy network for their plans, initially or at all. In addition, in such circumstances Danam may incur increased marketing and other costs in connection with initiatives to regain former patients and attract new patients covered by such plans.

Danam could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.

The profitability of Danam’s eco-systems business model pharmacy will depend upon the utilization of prescription drugs. Utilization trends are affected by, among other factors, the introduction of new and successful prescription drugs as well as lower-priced generic alternatives to existing brand name drugs. Inflation in the price of drugs also can adversely affect utilization, particularly given the increased prevalence of high-deductible health insurance plans and related plan design changes. New brand name drugs can result in increased drug utilization and associated sales, while the introduction of lower priced generic alternatives typically results in relatively lower sales, but relatively higher gross profit margins.

In addition, if Danam experiences an increase in the amounts Danam pays to procure pharmaceutical drugs, including generic drugs, Danam’s gross profit margins would be adversely affected to the extent Danam are not able to offset such cost increases. Any failure to fully offset any such increased prices and costs or to modify Danam’s activities to mitigate the impact could have a material adverse effect on Danam’s results of operations. Also, any future changes in drug prices could be significantly different than Danam’s expectations.

A 2019 study performed by The National Association of Chain Drug Stores (NACDS) entitled “Cost of Dispensing Study” found that the overall cost of dispensing for all drugs was $12.40 per fill. After factoring inflation, that same cost is estimated to be $14.68 per fill. The latter does not account for other costs associated with medication dispensing noted in this “Risk Factor” section which clearly demonstrates further strain to gross profit margin on prescription-related fills.

Accordingly, a decrease in the number or magnitude of significant new brand name drugs or generics successfully introduced, delays in their introduction, a decrease in the utilization of previously introduced prescription drugs, and or rising costs associated with medication dispensing could materially and adversely affect Danam’s business, financial condition and results of operations.

Consolidation and strategic alliances in the healthcare industry could adversely affect Danam’s business operations, competitive positioning, financial condition and results of operations.

Many organizations in the healthcare industry, including PBM companies, have consolidated in recent years to create larger healthcare enterprises with greater bargaining power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for Danam’s products and services. If these pressures result in reductions in Danam’s prices, Danam’s businesses would become less profitable unless Danam are able to achieve corresponding reductions in costs or develop profitable new revenue streams.

Below is a 2022 Snapshot of Vertical Integration amongst key healthcare stakeholders/entities:

Changes in economic conditions could adversely affect consumer/client buying practices and market adoption of Danam’s DelivMeds mobile application and the accompanying revenues to premium access/services.

Danam’s performance may be adversely impacted by changes in global, national, regional or local economic conditions and consumer confidence. These conditions can also adversely affect Danam’s key vendors and customers. External factors that affect consumer confidence and over which Danam exercises no influence include unemployment rates, inflation, levels of personal disposable income, levels of taxes and interest and global, national, regional or local economic conditions, health epidemics or pandemics (such as COVID-19), as well as looting, vandalism, acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns, which could lead to a decrease in overall consumer spending as Well as in prescription drug, services, and digital health services utilization and which could be exacerbated by the increasing prevalence of high-deductible health insurance plans and related plan design changes. From a client perspective, increasing pressures from margin compression, inflation, prescription pricing negotiations, and other known stressors as outlined in this “Risk Factors” section may negatively impact a manufacturer’s willingness to adopt and utilize various a-la-carte services Danam will provide through Danam’s hub platform and clinical services, upon the Closing of the Business Combination.

In addition to general levels of inflation, Danam will also be subject to risk of specific inflationary pressures on product prices due to, for example, the continuing impacts of COVID-19, related global supply chain disruptions, and the uncertain economic and geopolitical environment. If inflation continues to increase, Danam may not be able to adjust prices sufficiently to offset the effect without negatively impacting consumer demand or Danam’s gross margin. Furthermore, reduced or flat consumer spending may affect Danam’s ability to convert users of Danam’s DelivMeds mobile technology from free to various subscription model offerings which will impact financial condition. Further threats from market competitors to offer additional products at promotional pricing could lead to lower pricing floors as well. All of these factors could materially and adversely impact Danam’s business operations, financial condition and results of operations.

The industries in which Danam will operate are highly competitive and constantly evolving and changes in market dynamics could adversely impact us.

The level of competition in the pharmacy (i.e., retail, independent, specialty, and digital), healthcare and clinical concierge like services, and pharmaceutical wholesale industries is high. Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact us. Disruptive innovation, or the perception of potentially disruptive innovation, by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and if required make timely and effective changes to Danam’s strategies and business model to compete effectively. All of Danam’s businesses will face intense competition from multiple existing and new businesses, some of which are aggressively expanding in markets Danam will serve. Danam will develop Danam’s offerings to respond to market dynamics; however, if Danam’s customers are not receptive to these changes, if Danam is unable to expand successful programs in a timely manner, or Danam otherwise does not effectively respond to changes in market dynamics, Danam’s businesses and financial performance could be materially and adversely affected.

There are a significant number of competitors that provide one or more comprehensive services, including distribution, with respect to specialty pharmacy drugs, hub and clinical services to perform patient financial assistance; prior authorization coordination; copay tiered reductions; tele-pharmacy; and access to digital health resources, some of whom have greater resources than Danam does, including: PBMs; retail pharmacy chains and independent retail pharmacies; digital pharmacies; national, regional and niche specialty pharmacies; home and specialty infusion therapy companies; provider practices and systems; and group purchasing organizations.

The four’s leading specialty pharmacies, Express Scripts (Cigna); CVS Caremark (Aetna); Walgreens (Prime Therapeutics); and OptumRx (United Healthcare), all of whom have a great degree of vertical integration, have significantly greater market share, resources and purchasing power than Danam does and, in the aggregate, these competitors generally have access to substantially the same limited distribution drugs that will be in Danam’s portfolio. These companies also benefit from their acquisition activity with healthcare organizations, as Danam has seen recent acquisitions in the home healthcare and primary care services arena (i.e., One Medical, Signify Health, Village MD, Summit Health, CareCentrix, among others).

Digital pharmacies both national and regional have been increasingly entering the market over the course of the last decade with well-known players such as Roman, Lemonaid Health, ForHims, TruePill, and Amazon’s acquisition of PillPack. At the regional level, Danam has seen the emergence of companies like Capsule, Alto, and many others outlined below looking to penetrate markets and gain access to lives by looking for additional points of differentiation. The competitive healthcare landscape along with macroeconomic pressures has also seen increased chapter 11 filings for bankruptcy and or other means of dissolution including Medley, NowRx, AmazonCare, Haven (i.e., joint venture of Amazon, Berkshire Hathaway, and JPMorgan Chase) over recent years. Many of these companies leverage access to telehealth services and backend partnerships with mail order pharmacies to provide consumers with cash-paying models for access to niche services. The evolution of centralized digital patient support networks with network pharmacies has also recently been gaining steam.

As Danam will increase in scale and market share, or provide additional healthcare services, Danam expects more direct competition for certain drugs, payer and patient access, and services from this myriad of companies. These factors together with the impact of the competitive marketplace or other significant differentiating factors between us and Danam’s competitors may make it difficult to gain market access and penetration all of which could materially and adversely impact Danam’s business operations, financial condition and results of operations.

Below is a 2022 Snapshot of Vertical Integration amongst key healthcare stakeholders/entities:

If Danam does not successfully create and implement relevant omni-channel experiences for Danam’s customers, Danam’s businesses and results of operations could be adversely impacted.

The portion of total consumer expenditures from various business sectors completing online shopping has drastically changed over the last two decades. Danam is seeing a complete paradigm shift, as consumer sentiment and behavior has moved towards mobile application use. The COVID-19 pandemic was the accelerant, and Danam expects this pace of increase exponentially. Consumers are now able to have more have more and more services delivered to their homes or work and more recently Danam is seeing this same push with healthcare services. Moreover, prescription related deliveries have become the new normal versus waiting for pharmacy pick-up which is often not as efficient or convenient for this everchanging mindset and expectation of the consumer.

In order to be successful with executing on this service delivery, Danam’s strategy must offer enhanced value services while also being convenient to the consumer. To accomplish this, an omni-channel approach, intelligent user experience, and home health differentiated model is a necessity to keep up with the rapidly evolving pace of changing customer expectations and new developments by Danam’s competitors. Danam must compete by offering a consistent and convenient shopping experience for Danam’s customers regardless of the ultimate sales channel and by investing in, providing and maintaining digital tools for Danam’s customers. If Danam is unable to make, improve, or develop relevant customer-facing technology in a timely manner that keeps pace with technological developments and dynamic customer expectations, Danam’s ability to compete and Danam’s results of operations could be materially and adversely affected. In addition, if Danam’s online activities or Danam’s other customer-facing technology systems do not function as designed, Danam may experience a loss of customer confidence, data security breaches, lost sales, or be exposed to fraudulent purchases, any of which could materially and adversely affect Danam’s business operations, reputation and results of operations.

Danam may be unable to achieve Danam’s environmental, social and governance goals.

Danam recognizes the rising importance of environmental, social, and governance matters among Danam’s team members, customers, and certain shareholders and will be committed to upholding a culture dedicated to corporate responsibility. Danam will establish certain goals that allow us to better communicate and align to Danam’s environmental, social, and governance strategy. However, these goals are subject to risks and uncertainties, which are outside of Danam’s control and might prohibit us from meeting the goals. Further, there is a risk that team members, customers, or certain shareholders might not be satisfied with Danam’s goals or strategy and efforts to meet the goals. Some of the risks that Danam will be subject to include, but are not limited to: Danam’s ability to execute Danam’s operational strategy within the timeframe or costs projected; the availability or cost of renewable energy, materials, goods, and/or services required, and evolving regulations or requirements that change or limit Danam’s ability to set standards or gather information from Danam’s supplier partners or third party contractors. Failure to meet Danam’s goals could negatively impact public perception of Danam’s company with interested stakeholders.

Environmental, social, and governance matters are also increasingly important to current and potential employees. In order to retain and attract talent Danam knows that it is critical that Danam clearly communicate Danam’s environmental, social, and governance strategy, and a delay or inability to meet Danam’s goals on time could impact Danam’s reputation as a desirable place to work. With increased interest from certain shareholders, an inability to meet Danam’s goals could also have a negative impact on New Danam’s stock price. These impacts could make it more difficult for us to operate efficiently and effectively and could have a negative effect on Danam’s business, operating results and financial conditions.

Danam’s business results will depend on Danam’s ability to successfully manage ongoing organizational change and business transformation and achieve cost savings and operating efficiency initiatives through Danam’s healthcare eco-system.

The key to Danam Health’s success will be executing on Danam’s win-win strategy for all stakeholders in the healthcare delivery model. Through leveraging Danam’s portfolio of subsidiaries upon closing of the Business Combination, Danam’s leadership will need to deliver on a value proposition to patients, pharmacies, providers, payors/PBMs, and pharmaceutical manufacturers. This is obtained by making healthcare services affordable and convenient in a centralized model. Danam’s success will hinge on the Danam’s leadership team to improve operational efficiency, decreasing costs, market access and insights, data transparency, value-based outcomes, and innovative technology via automation.

There can be no assurance that Danam will realize, in full or in part, the anticipated benefits of leveraging these subsidiaries and what that market adoption will be like. Danam’s financial goals assume a level of productivity improvement and other business optimization initiatives. If Danam is unable to implement the programs or deliver these expected productivity improvements, while continuing to invest in business growth, or if the volume and nature of change overwhelms available resources, Danam’s business operations, financial condition and results of operations could be materially and adversely impacted.

Global health developments and economic uncertainty resulting from COVID-19 have adversely impacted, and may continue to adversely impact, Danam’s business, results of operations, cash flows and financial position.

COVID-19 has severely impacted, and may continue to severely impact, the economies of the U.S. and other countries around the world. As a result, governmental authorities imposed a variety of restrictions on people and businesses and public health authorities offered regular guidance on health and safety, all of which may have an adverse impact on Danam’s backend pharmacy location, Danam’s network of pharmacies, and Danam’s wholesale operations, general economic activity and consumer behavior and spending patterns. COVID-19 has created significant volatility, uncertainty, and economic disruption in every region in which Danam will operate, all of which have adversely affected and may adversely affect Danam’s business, financial condition and results of operations.

COVID-19 and related measures may impact many aspects of Danam’s business, financial condition and results of operations in a number of ways, including but not limited to Danam’s growth, product costs, supply chain disruptions and the potential for inventory spoilage, labor shortages and costs, operating costs, logistics constraints, customer demand for Danam’s products and industry demand generally, consumer spending, Danam’s liquidity, the price of New Danam’s securities, Danam’s ability to access capital markets, and the global economy and financial markets generally. Danam’s business operations remain open and operational, however, any future illness or absence of a substantial number of employees could require that Danam temporarily close one or more of Danam’s facilities, one of Danam’s network partner pharmacies, and or impact Danam’s remote teams. Danam may experience in the future, disruptions in operational capability at Danam’s facilities, including temporary closure.

Danam will incur additional costs to protect the health and well-being and meet the needs of Danam’s customers and team members. These measures may not be sufficient to prevent the spread of COVID-19 among Danam’s customers, employees and partner locations. Illness, absenteeism, or other workforce disruptions could negatively affect Danam’s business operations. Further, the shift to a remote working environment and other policies will have, impacts on Danam’s business, including increased costs related to information technology infrastructure and the ability of Danam’s business and that of Danam’s suppliers to work with the same productivity. The increase in remote work arrangements will increase certain operational risks, including but not limited to cybersecurity risks, and could adversely affect Danam’s ability to manage Danam’s business.

The extent of the impact of COVID-19 on Danam’s future operational and financial performance is currently uncertain and will depend on many factors outside Danam’s control, including, without limitation, the development and availability of effective treatments and vaccines, the imposition of public safety measures, and the impact of COVID-19 on the global economy. Potential negative impacts of these external factors include, but are not limited to, material adverse effects on demand for Danam’s products and services; Danam’s supply chain and sales and distribution channels; Danam’s ability to execute strategic plans; impairments; and Danam’s profitability and cost structure. To the extent COVID-19 adversely affects Danam’s business, results of operations and financial condition, it may also have the effect of exacerbating the other risks discussed in this “Risk Factors” section.

Risks Relating to Danam’s Operations

Disruption in Danam’s global supply chain could negatively impact Danam’s businesses.

The pharmaceutical products for Danam’s wholesale division will be sourced from pharmaceutical manufacturers with a wide variety of domestic and international vendors, and any future disruption in Danam’s supply chain or inability to find qualified vendors and access products that meet requisite quality and safety standards in a timely and efficient manner could adversely impact Danam’s businesses. The loss or disruption of such supply arrangements for any reason, including for issues such as COVID-19 or other health epidemics or pandemics, labor disputes, loss or impairment of key manufacturing sites, inability to procure sufficient raw materials, quality control issues, ethical sourcing issues, a supplier’s financial distress, natural disasters, looting, vandalism or acts of war (such as the conflict in Ukraine) or terrorism, trade sanctions or other external factors over which Danam has no control, could interrupt product supply and, if not effectively managed and remedied, have a material adverse impact on Danam’s business operations, financial condition and results of operations.

Danam’s pharmacy division and to the greater extent, Danam’s independent network of partner pharmacies may also be impacted by disruptions in global supply chain as listed above based on primary wholesaler and direct pharmaceutical manufacturing contracts.

Danam’s business and operations will be subject to risks related to climate change.

The long-term effects of global climate change present both physical risks (such as extreme weather conditions or rising sea levels) and transition risks (such as regulatory or technology changes), are expected to be widespread and unpredictable. These changes could over time affect, for example, the availability and cost of products, commodities and energy (including utilities), which in turn may impact Danam’s ability to procure goods or services required for the operation of Danam’s business at the quantities and levels Danam require. In addition, Danam’s facilities may be in locations that may be impacted by the physical risks of climate change, and Danam may face the risk of losses incurred as a result of physical damage to stores, distribution or fulfillment centers, loss or spoilage of inventory and business interruption caused by such events. Danam will also use natural gas, diesel fuel, gasoline and electricity in Danam’s operations, all of which could face increased regulation as a result of climate change or other environmental concerns. Whether internally or via Danam’s third-party relationships with Danam’s national and regional ride-sharing partners (i.e., Lyft and Roadie) for prescription delivery; and shipping carriers (i.e., USPS, UPS, FedEx), rising fuel costs will lead to an increase in tiered rates for mileage/distance which will increase Danam’s costs associated with prescription delivery or shipping. Regulations limiting greenhouse gas emissions and energy inputs may also increase in coming years, which may increase Danam’s costs associated with compliance and merchandise. These events and their impacts could otherwise disrupt and adversely affect Danam’s operations and could materially adversely affect Danam’s financial performance.

Failure to retain and recruit, or failure to manage succession of, key personnel could have an adverse impact on Danam’s future performance.

Danam’s ability to attract, engage, develop and retain qualified and experienced employees at all levels, including in executive and other key strategic positions, is essential for us to meet Danam’s objectives. Competition among potential employers might result in increased salaries, benefits or other employee-related costs, or in Danam’s failure to recruit and retain employees which could have a materially adverse impact on Danam’s business operations, financial condition and results of operations.

Additionally, any failure to adequately plan for and manage succession of key management roles or the failure of key employees to successfully transition into new roles could have a material adverse effect on Danam’s business and results of operations. While Danam has succession plans in place and employment arrangements with certain key executives, these do not guarantee the services of these executives will continue to be available to us.

Failure to renew facility leases in a timely manner could have an adverse impact on Danam’s business operations.

Danam’s facilities will include multiple corporate offices, physical location of the pharmacy, and multiple warehouse facilities for wholesale product warehousing and distribution. These locations are subject to competition from with other retailers and businesses for suitable locations for Danam’s facilities. Local land use and zoning regulations, environmental regulations and other regulatory requirements may impact Danam’s ability to find suitable locations and influence the cost of constructing, renovating and operating Danam’s stores. In addition, real estate, zoning, construction and other delays may adversely affect Danam’s business and increase Danam’s costs. Further, changing local demographics may adversely affect revenue and profitability levels. The terms of leases at existing facility locations may adversely affect Danam if the renewal terms of, or requested modifications to, those leases are unacceptable to Danam, and Danam will be forced to close or relocate operations. If Danam is unable to maintain Danam’s facility locations or open/move to new facility locations in desirable places and on favorable terms, Danam’s results of operations could be materially and adversely affected.

Danam’s ability to maintain business, scale for growth, renew pharmacy and wholesale state licenses, and retain commercial and federal contracts while preventing restrictions and termination.

The ability to maintain business channels, service existing pharmacies from a wholesale product distribution perspective, and service Danam’s patient base at the pharmacy will all be potential areas for adverse impacts to Danam’s financial condition and operations due to everchanging regulations and requirements to maintain contracts and licenses. Danam’s wholesale operations will retain 50 state licenses for whole distribution from the various state boards of pharmacy or equivalent along with the federal level as maintained by the Food & Drug Administration (FDA), third-party logistics and controlled substance licenses from all 50 state boards of pharmacy, and an accreditation with the National Association of Boards of Pharmacy (NABP) as an Accredited Drug Distributor (ADD) formerly known as Verified Accredited Wholesale Distributor (VAWD).

Danam’s pharmacy division will have the equivalent to 35 state board of pharmacy licenses along with the District of Columbia. Many of these licenses include the ability to dispense controlled substance with only a few states retaining waivers for exemption. The pharmacy will also have a Florida state Medicaid contract, several National Provider Identification (NPI) numbers, and a Drug Enforcement Agency (DEA) certificate. The pharmacy formerly had accreditation status with ACHC and URAC as a specialty pharmacy and plans on pursing reaccreditation along with URAC Small Business Mail Order accreditation. The pharmacy will retain all major PBM/payor direct contracts with little to no restrictions. The pharmacy will be affiliated with Elevate as its Pharmacy Services Administration Organization (PSAO) to provide the relevant minor PBM contracts.

The ability to retain all of these state board, federal, and PBM/payor contracts through the renewal process while expanding Danam’s reach is critical to conducting business and generating revenues. Contract restrictions, termination, and or an inability to expand would be deemed as events that could disrupt and adversely affect Danam’s operations and could materially adversely affect Danam’s financial performance.

Danam’s relationships with Danam’s primary wholesaler for pharmacy operations and Danam’s manufacturer relationships for Danam’s wholesale and hub technology platform entities will be critical to Danam’s success.

Danam’s internal pharmacy division will have a primary contract with AmerisourceBergen for pharmaceutical distribution agreement pursuant to which Danam will source branded and generic pharmaceutical products from AmerisourceBergen. CSP executed this agreement in September of 2022 and it requires the pharmacy to purchase a certain volume per month while also maintain compliance with the generic compliance ratio (GCR). Danam’s pharmacy will have a relationship with HD Smith, Wellgistics, and Trxade Health to acquire products via the secondary channel. This is seen as a potential risk for the business as the secondary channel providers often do not provide full spectrum catalogs and more specifically used to assist with cost savings opportunities through the purchase of short-dated products and or access to specialty or niche therapeutic category products. Consequently, Danam’s business may be adversely affected by any operational, financial or regulatory difficulties that these wholesalers or pharmaceutical manufacturers experience, including those resulting from COVID-19. For example, if operations are seriously disrupted for any reason, whether due to a natural disaster, pandemic, labor disruption, regulatory action, computer or operational systems or otherwise, it could adversely affect Danam’s business and Danam’s results of operations.

Danam’s distribution agreement with AmerisourceBergen will be subject to early termination in certain circumstances and, upon the expiration or termination of the agreement, there can be no assurance that Danam or AmerisourceBergen will be willing to renew the agreement or enter into a new agreement, on terms favorable to us or at all. If such expiration or termination occurred, Danam believes that alternative sources of supply for most generic and brand- name pharmaceuticals are readily available and that Danam could obtain and qualify alternative sources, which may include self-distribution in some cases, for substantially all of the prescription drugs Danam will sell on an acceptable basis, such that the impact of any such expiration or termination would be temporary. However, there can be no assurance Danam would be able to engage alternative supply sources as a primary wholesaler for generic and branded products in a timely basis or on terms favorable to us, or effectively manage these transitions, any of which could adversely affect Danam’s business operations, financial condition and results of operations.

At the wholesale level, Danam’s operations will have relationships with 60+ manufacturers to distribute products to retail, independent, and specialty pharmacies. At the hub technology platform division, Danam will cultivate 7 pharmaceutical manufacturer relationships and through Danam’s internal wholesale operation, Danam will have the ability to expand that to another 60+ pharmaceutical manufacturers. Danam’s combined portfolio of company’s ability to work together synergistically, after the Closing of the Business Combination, while also adding additional value to pharmaceutical manufacturers is imperative to expand relationships and territories which in turn will help lower costs and provide additional market access. In recent years, an increasing number of pharmaceutical manufacturers have attempted to significantly limit the number of pharmacies that may dispense their drugs. Pharmacies dispensing products from direct manufacturer relationships need to ensure they can manage a drug’s rollout, obtain real-time data, and confirm the unique patient population’s receipt of the necessary services and support to remain adherent. Access to limited-distribution drugs provides us with significant competitive advantages in developing relationships with payers and physicians. If Danam cannot obtain access to new limited-distribution pharmaceuticals or lose access to limited-distribution pharmaceuticals Danam currently distribute this could have a material and adverse impact on Danam’s business, profitability and results of operations.

Danam will obtain access to limited-distribution drugs primarily from small to mid-size pharmaceutical companies, often many of these are boutique companies, many of whom are bringing their first or second drug to market. Danam will incur significant expense, time and opportunity cost to educate and assist emerging small and mid-size manufacturers in bringing these products to the marketplace without any guarantee of a successful drug launch or future sales. The failure to monetize these relationships and supply Danam’s independent network of pharmacies with prescriptions could adversely impact Danam’s profitability and Danam’s prospects.

Danam will also provide a significant amount of direct and indirect services for the benefit of Danam’s pharmaceutical manufacturer customers and Danam’s patients to gain access to these products, and Danam’s failure to provide services at optimal quality could result in losing access to existing and future drugs. In addition, Danam will incur significant costs in providing these services and if manufacturers require significant additional services and products to obtain access to their drugs without a corresponding increase in service fees paid to us, Danam’s profitability could be adversely impacted.

Danam’s contracts with pharmaceutical manufacturers and wholesalers will be generally for one-year terms on the hub technology platform and clinical services and three years on the wholesale side and are terminable on reasonably short notice by either party before or after the contract term. If several of these contractual relationships are terminated or materially altered by the pharmaceutical manufacturers or wholesalers or if Danam is otherwise unable to renew these contracts or enter into similar contracts on favorable terms, Danam could lose a major source of revenue from the pharmaceuticals Danam will dispense or distribute, and also prescriptions Danam is able to generate and pass through to Danam’s network of independent pharmacy partners which would materially impact Danam’s operations and financial condition.

Danam will outsource certain business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.

Danam will outsource certain business, administrative, and development functions and rely on third-party technologies such as plug-ins and advanced programming interfaces (APIs) to perform certain services for Danam’s hub technology platform and other divisions on Danam’s behalf. Various examples of this will include relationships with both domestic and foreign developers for Danam’s mobile solutions as part of Danam’s hub technology platform, relationships with various pharmacy management software (PMS) system providers, relationships with various ride-sharing platform providers and their network of drivers, carrier relationships for shipping of products, and various relationships with third party clinical service providers or technology solutions to be able to offer Danam’s end-to-end holistic approach to patient-centered care services.

Danam will rely on third-party vendors and their licenses to meet Danam’s quality and performance requirements. Danam will utilize these third-party vendors for some of the technology to be used in Danam’s products, and intends to license technologies from third parties. Most of these licenses can be renewed only by mutual consent and may be terminated if Danam breaches the terms of the license and fails to cure the breach within a specified period of time. Danam may not be able to obtain these licenses on commercially reasonable terms, or at all. Danam’s inability to obtain or renew these licenses or find suitable alternatives could delay development of new products or prevent us from selling Danam’s existing products until suitable substitute technology can be identified, licensed, integrated, or developed by us. Danam cannot assure you as to when Danam would be able to do so, if at all.

Most of Danam’s third-party licenses will be non-exclusive. Danam’s competitors may obtain the right to use any of the technology covered by these licenses and use the technology to attempt to compete more effectively with us. In addition, Danam’s use of third-party technologies will expose us to risks associated with the integration of components from various sources into Danam’s products, such as unknown software errors or defects or unanticipated incompatibility with Danam’s systems and technologies, or unintended infringement resulting from the combination of intellectual property rights. Further, Danam will be dependent on Danam’s vendors’ support of the technology Danam will use. If a vendor chooses to discontinue or is unable to support a licensed technology, Danam may not be able to modify or adapt Danam’s products to fit other available technologies in a timely manner, which would lead us to experience operational difficulties, reputational harm, and increased costs that could materially and adversely affect Danam’s business operations and results of operations.

Risks Relating to Danam’s Business Strategy

Danam may not be successful in executing elements of Danam’s business strategy, which may have a material adverse impact on Danam’s business and financial results.

Danam’s ability to successfully implement Danam’s comprehensive strategy of leveraging product warehousing/distribution while simultaneously facilitating the hub technology platform to transfer prescriptions to Danam’s network of independent partner pharmacies will be crucial to Danam’s operations and financial condition. Danam’s wholesale operations will enable pharmaceutical companies to have a single entity for contracting which assists with minimizing product returns and eliminates chargebacks. Danam’s warehouse’s distribution capabilities will assist manufacturers with preventing inventory loss in the form of having to sell short-dated products at a lower margin and or potentially destroy expired and unusable products. Danam’s portfolio of products along with Danam’s sales strategy, upon the Closing of the Business Combination, will enable us to move niche specialty products that have a distinct place in the market and help maximize returns.

The ability to provide pharmaceutical manufacturer and provider groups like Account Care Organizations (ACOs) with a hub technology platform with an accompanying robust network of independent pharmacies is crucial to the success of Danam’s health eco-system strategy. Danam’s technology platform along with Danam’s mobile solutions will enable patients to access digital health resources for added visibility in their prescription journey, which leads to cost savings opportunities, convenience, and healthier outcomes. This is especially important for pharmaceutical manufacturers and provider group clients looking to improve health outcomes for the patient populations they serve. Danam will provide both of these clients with a reliable pharmacy network, clinical services, and transparent reporting with a primary focus on boosting medication adherence. Danam’s platform will be able to identify high-risk patients and provide actionable and meaningful outcomes geared towards patient engagement to boost medication adherence and preserve compliance to therapy. The ability to transfer these prescriptions to integrated and non-integrated pharmacies will be key to receiving the data which can then be mined and presented to various stakeholders and clients to improve operational efficiency, customize marketing, and share in cost savings.

Additionally, Danam will engage in strategic initiatives to, among other reasons, maximize long-term shareholder value, expand on Danam’s consumer-centric approach, strengthen Danam’s partnerships with local healthcare providers and improve health outcomes. These strategic initiatives do not guarantee improvements in future financial performance. Danam cannot provide any assurance that Danam will be able to successfully execute these strategic initiatives, or that these initiatives will not result in additional unanticipated costs. The failure to realize the benefits of any strategic initiatives or successfully structure Danam’s business to meet market conditions could have a material adverse effect on Danam’s business, financial condition, cash flows, or results of operations.

Danam’s growth strategy is partially dependent upon Danam’s ability to identify and successfully complete acquisitions, joint ventures and other strategic partnerships and alliances.

A significant element of Danam’s growth strategy is to identify, pursue and successfully complete and integrate acquisitions, joint ventures and other strategic partnerships and alliances that either expand or complement Danam’s existing operations. Acquisitions and other strategic transactions involve numerous risks, including difficulties in successfully integrating the operations and personnel, navigating the necessary regulatory approval requirements, distraction of management from overseeing, and disruption of, Danam’s existing operations, difficulties in entering markets or lines of business in which Danam has no or limited direct prior experience, the possible loss of key employees and customers, and difficulties in achieving the synergies Danam anticipated. Any failure to select suitable opportunities at fair prices, conduct appropriate due diligence, acquire and successfully integrate the acquired company, including particularly when acquired businesses operate in new geographic markets or areas of business, could materially and adversely impact Danam’s growth strategies, financial condition and results of operations.

Apart from acquisitions in the healthcare space and emerging technologies such as artificial intelligence and blockchain technologies, Danam’s strategy is to engage in business-to-business relationships that can help us gain further market penetration and adoption, all of which are imperative given the highly saturated healthcare market. Partnerships with strategic clients such as pharmaceutical manufacturers and provider groups will help us source products at lower costs and drive prescriptions through Danam’s hub technology platform, upon the Closing of the Business Combination, have been outlined in earlier sections of the “Risk Factors.” Other strategic partnerships range from pharmacy management software (PMS) systems, ride- sharing and shipping companies, group purchasing organizations (GPOs), and other clinical providers to provide robust and complementary services that are value adds for all stakeholders.

Currently, the hub technology platform has partnered with Best Rx pharmacy software system. There are approximately 1,400 independent pharmacies utilizing this software which accounts for greater than 6% of the independent pharmacy market share. These pharmacies are ideal candidates to be members of Danam’s integrated pharmacy network based on the various integrations Danam will develop to communicate with their systems. These locations are predominately located on the east coast. Danam’s ability to onboard pharmacies in an effective manner and being located on the east coast is a risk associated with gaining market share and providing patients with an adequate solution for fulfillment. To combat this, Danam will identify strategic partners within this network that are able to ship prescription medications through Danam’s integrations which aids in providing more coverage area options. Danam’s relationship with Trxade Health will provide access to 14,500+ pharmacies using a wide array of pharmacy management software systems which accounts for 66% of the independent pharmacy market share. Through Danam’s fax modality integrations and solutions for data capture for non-integrated pharmacies, Danam will have the means to provide patients with more robust network coverage. Danam’s team has identified additional PMS systems to partner with such as Prime Rx, Pioneer Rx, McKesson, Transactional Data Systems, and Digital Business Solutions. These additional PMS systems will help with Danam’s ability expand the integrated network which help drive additional value in the form of data capture elements. By integrating with the PMS system, Danam will then in turn able to recruit the pharmacies utilizing this software to join Danam’s network. Risks associated with this strategy include the PMS’s corporate team’s willingness to partner, Danam’s ability to integrate the software into Danam’s overall solution in a timely manner, and the pharmacies willingness to join the network.

Danam’s software solution will be integrated with two national ride-sharing logistics providers and all of the major shipping carriers to offer both pharmacies and patients with multiple means for sending and receiving their prescriptions. From the ride-sharing prospective, Danam’s core technology will be integrated with Lyft Healthcare, Inc., and Roadie. These integrations will help us provide nationwide coverage for same- day and next-day prescription delivery and a system with built in redundancies between both networks to ensure prompt delivery. Danam’s strategy is to onboard pharmacies across the United States and mapping out ride-sharing coverage to ensure adequate turnaround time for prescription delivery. Risks associated with this strategy include maintaining an on-going relationship with these entities, providing a significant number of transactions to ensure profitability for all partners, and Danam’s ability to renew contracts. Danam’s contractual relationships will be for one-year terms with one-year autorenewal terms. Either party will be able to terminate the relationship with proper notice. Danam’s integrations with carriers include USPS, UPS, and

FedEx. Danam will be able to transmit the respective rates to end users based on the network partner pharmacy’s availability and allow patients to price compare options due to the redundancies. Future risks associated with this include changes to rates based on factors such as inflation, fuel, and other variables that are not in control which could impact Danam’s business operations and financial condition.

Danam’s strategy to increase Danam’s network of independent partner pharmacies also leverages GPOs. By partnering with these entities, Danam will be able to onboard a larger cohort of pharmacies vs. individual sign-up, and in return, these GPOs will be able to promote Danam’s services as a business opportunity to help network pharmacies increase their business and improve their bottom line. Risks associated with this strategy include successfully presenting the value proposition to the corporate team and obtaining a contract, ability to convert pharmacy’s part of the GPO through combined marketing initiatives, execution of Danam’s onboarding strategies, and the pharmacies willingness to remain in the network and pay associated fees. It should be noted that each participating pharmacy within the GPO uses different PMS systems and that by successfully striking a partnership with the GPO, there is no guarantee that Danam will be able to onboard each pharmacy to the integrated network. Danam can however onboard them to the “soft network” which allows us to transfer the prescription via fax.

Integrating third-party clinical features and services is vital to the success of Danam’s business strategy as being an end-to-end solution for end users and Danam’s clients. Danam’s partners that offer these types of value-add services include patient enrollment campaigns, prior authorization coordination, digital health resources, calendar-based refill reminder systems, and other key pieces that will help boost the lifetime value (LTV) and net promoter score (NPS) for market adoption. Risks associated with these partnerships include willingness to integrate, costs associated with these services, end clients need for these services to continue driving growth, Danam’s ability to engage in cost-sharing with the pharmacies for the various service levels being provided, and the dependency on the quality of the services being performed by these third-party companies.

These acquisition transactions and potential partnerships may also cause us to significantly increase Danam’s interest expense, leverage and debt service requirements if Danam incurs additional debt to pay for an acquisition or investment, issue common stock that would dilute Danam’s current stockholders’ percentage ownership, or incur asset write-offs and restructuring costs and other related expenses that could have a material adverse impact on Danam’s operating results. Acquisitions, joint ventures and strategic investments also involve numerous other risks, including potential exposure to assumed litigation and unknown environmental and other liabilities, as well as undetected internal control, regulatory or other issues, or additional costs not anticipated at the time the transaction was completed. The failure to realize the benefits of any strategic initiatives and partnerships to meet market conditions could have a material adverse effect on Danam’s business, financial condition, or results of operations.

Businesses acquired could experience losses or liabilities that would result in a material adverse effect on Danam’s business operations, results of operation and financial condition.

Healthcare and technology businesses acquired could experience losses or liabilities, including medical liability claims, causing us to incur significant expenses and requiring us to pay significant damages if not covered by insurance. These businesses will be subject to medical liability claims in the ordinary course of business, and although Danam will carry insurance covering medical malpractice claims, including professional liability insurance, in amounts Danam believes is appropriate in light of the risks attendant to Danam’s business, successful medical liability claims could result in substantial damage awards that exceed the limits of Danam’s insurance coverage. Professional liability insurance is expensive and insurance premiums may increase significantly in the future, particularly as Danam expands Danam’s services. As a result, adequate professional liability insurance may not be available to us in the future at acceptable costs or at all. Any claims made against us or Danam’s acquired businesses that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of Danam’s management and Danam’s providers from Danam’s operations, which could harm Danam’s business. In addition, any claims may significantly harm Danam’s business or reputation.

In addition, businesses acquired expose us to risks that are inherent in the provision of healthcare services. If patients, clients or partners assert liability claims against us, any ensuing litigation, regardless of outcome, could result in a substantial cost to us, divert management’s attention from operations, and decrease market acceptance of Danam’s services and care delivery model. Danam does exert control over any provider led entities now or in the future with respect to the practice of medicine and the provision of healthcare services, and the risk of liability, including through unexpected medical outcomes, is inherent to the healthcare industry.

If Danam makes investments in companies over which Danam does not have sole control and some of these companies may operate in sectors that differ from Danam’s operations upon the Closing of the Business Combination and have different risks.

From time to time, Danam may make debt or equity investments in companies that Danam may not control or over which Danam may not have sole control but would be of strategic value to bolster Danam’s service and capabilities. Investments in these businesses, among other risks, subject us to the operating and financial risks of the businesses Danam invests in and to the risk that Danam does not have sole control over the operations of these businesses. Danam relies on the internal controls and financial reporting controls of these entities and their failure to maintain effectiveness or comply with applicable standards may materially and adversely affect us. Investments in entities over which Danam does not have sole control, including joint ventures and strategic partnerships and alliances, present additional risks such as having differing objectives from Danam’s partners or the entities in which Danam will be invested, becoming involved in disputes, or competing with those persons.

The success of Danam’s hub technology platform and clinical services, upon the Closing of the Business Combination, depends on the willingness of participants in the network of independent partner pharmacies to continue receiving prescriptions and enrolling in a-la-carte services for outsourced work.

Danam’s success in providing hub services, upon the Closing of the Business Combination, depends on the ability and willingness of participants in the independent partner pharmacy network to receive prescriptions and outsource the services Danam will provide in an a-la-carte model. Danam’s pharmacy network will be segregated into three networks: integrated network, soft network, and general pharmacy network. The integrated network would be any pharmacy that has completed onboarding and using a PMS system which Danam will have integrated with for the bidirectional exchange of electronic information including prescription transfer. The soft network would be any onboarded pharmacy who Danam will not have an integration with but that can still receive prescription transfers in the form of facsimile and who Danam will establish alternative means for data capture. Lastly, the general network is any pharmacy irrespective of whether they would be deemed as an independent pharmacy and that the patient has elected to transfer their prescription to thereby preserving patient autonomy. Specialty pharmacy system to outsource the services Danam will provide.

Accordingly, a general downturn in the pharmacy industry, or healthcare industry more generally, could materially harm Danam’s hub services offerings, upon the Closing of the Business Combination. In addition, demand for Danam’s hub services, upon the Closing of the Business Combination, may be affected by Danam’s customers’ perceptions regarding outsourcing as a whole. For example, other digital pharmacies or hub services companies could engage in conduct or fail to detect malfeasance that could render Danam’s customers less willing to do business with us or any digital pharmacy or hub services company. If any such event causing industry-wide reputational harm were to occur, even though outside Danam’s control, confidence in the industry generally could be impaired and the willingness of Danam’s customers to outsource services to organizations that provide digital pharmacy and hub services like Danam’s could diminish.

Moreover, demand for Danam’s digital pharmacy hub services will depend to a significant extent on the trust Danam’s customers place in us and Danam’s reputation for independent, high-quality service. To maintain client satisfaction and compliance, Danam will keep certain information and software systems, infrastructure, and employees “firewalled” on a need-to-know basis. In the event that Danam’s protocols or procedures are not followed, or contain undetected errors or defects that are subsequently discovered by us, Danam’s customers or a third-party, Danam’s reputation with current and potential customers could be harmed. If one or more of the foregoing events were to occur, it could have a material adverse effect on Danam’s business, financial condition and results of operations.

Risks Related to Cybersecurity, Data Privacy, and Information Security

A significant disruption in Danam’s information technology and computer systems or those of businesses Danam relies on could harm us.

At Danam’s internal pharmacy division, upon the Closing of the Business Combination, Danam will rely extensively on Danam’s computer/software systems to manage Danam’s ordering, pricing, point-of-sale, pharmacy fulfillment, inventory replenishment, finance and other processes. Additionally, Danam’s core architecture will be housed on AWS servers, and Danam will rely on various third-party vendors and partners who will provide various plug-ins and APIs that drive Danam’s end-to-end solution on the hub technology platform, upon the Closing of the Business Combination, that could significantly impact Danam’s business operations and financial condition. To a greater extent, Danam’s PMS system partners will be used by various network pharmacies and may impact Danam’s ability to electronically transmit information.

Danam’s systems will be subject to damage or interruption from power outages, facility damage, computer and telecommunications failures, computer viruses, security breaches including credit card or personally identifiable information breaches, vandalism, theft, natural disasters, catastrophic events, human error and potential cyber threats, including malicious codes, worms, phishing attacks, denial of service attacks, ransomware and other sophisticated cyber-attacks, and Danam’s disaster recovery planning cannot account for all eventualities. If any of Danam’s systems are damaged, fail to function properly or otherwise become unavailable, Danam may incur substantial costs to repair or replace them, and may experience loss or corruption of critical data and interruptions or disruptions and delays in Danam’s ability to perform critical functions, which could materially and adversely affect Danam’s businesses and results of operations.

In addition, Danam expects to make substantial investments in Danam’s information technology systems and infrastructure, some of which are significant. Implementing new systems carries significant potential risks, including failure to operate as designed, potential loss or corruption of data or information, changes in security processes, cost overruns, implementation delays, disruption of operations, and the potential inability to meet business and reporting requirements. Danam will rely on strategic partners and other service providers to help us with certain significant information technology projects and services. Information technology projects or services frequently are long-term in nature and may take longer to complete and cost more than Danam expects and may not deliver the benefits Danam projects once they are complete. Any system implementation and transition difficulty may result in operational challenges, reputational harm, and increased costs that could materially and adversely affect Danam’s business operations and results of operations. Danam also could be adversely affected by any significant disruption in the systems of third parties Danam interact with, including strategic and business partners, key payers and vendors.

Privacy and data protection laws will increase Danam’s compliance burden and any failure to comply could harm us.

The regulatory environment surrounding data security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses and geographic areas. Danam will be required to comply with increasingly complex and changing data security and privacy regulations in the jurisdictions in which Danam will operate that regulate the collection, use and transfer of personal data, including the transfer of personal data between or among countries. In the U.S., for example, HIPAA imposes extensive privacy and security requirements governing the transmission, use and disclosure of health information by covered entities in the healthcare industry, including healthcare providers such as pharmacies. In addition, the California Consumer Privacy Act, which went into effect on January 1, 2020, imposes stringent requirements on the use and treatment of “personal information” of California residents, and other jurisdictions have enacted, or are proposing similar laws related to the protection of personal data. Moreover, there are specific privacy requirements from Apple and Google’s respective mobile application stores that Danam will need to be up to date with as Danam’s mobile application is currently available on both stores.

Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. Failure to comply with these laws subjects us to potential regulatory enforcement activity, fines, private litigation including class actions, and other costs. Danam will have contractual obligations that might be breached if Danam fails to comply a significant privacy breach or failure to comply with privacy and information security laws could have a materially adverse impact on Danam’s reputation, business operations, financial position and results of operations.

Danam and businesses Danam will interact with may experience cybersecurity incidents and might experience significant computer system compromises or data breaches.

The protection of customer, employee and company data will be critical to Danam’s businesses. Cybersecurity and other information technology security risks, such as a significant breach or theft of customer, employee, or company data, could create significant workflow disruption, attract media attention, damage Danam’s customer relationships, reputation and brand, and result in lost sales, fines or lawsuits. Throughout Danam’s future operations, Danam will receive, retain and transmit certain personal information that Danam’s customers and others provide to purchase products or services, fill prescriptions, enroll in clinical and promotional programs, register on Danam’s website or mobile applications, or otherwise communicate and interact with us. In addition, aspects of Danam’s operations will depend upon the secure transmission of confidential information over public networks. Danam will also depend on and interact with the information technology networks and systems of third-parties for many aspects of Danam’s business operations, strategic partners, and cloud service providers. These third parties may have access to information

Danam will maintain about Danam’s company, operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact Danam’s business operations. Like other healthcare technology companies, Danam and the businesses Danam interact with will experience threats to data and systems, including from vandalism or theft of physical systems or media and from perpetrators of random or targeted malicious cyber- attacks, computer viruses, worms, phishing attacks, bot attacks or other destructive or disruptive software and attempts to misappropriate customer information, and cause system failures and disruptions.

Compromises of Danam’s data security systems or of those of businesses with which Danam interacts that result in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could in the future adversely impact us. Any such compromise could harm Danam’s reputation and expose us to regulatory actions, customer attrition, remediation expenses, and claims from customers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect Danam’s reputation, business operations, financial condition and results of operations. In addition, security incidents may require that Danam expend substantial additional resources related to the security of information systems and disrupt Danam’s businesses. The risks associated with data security and cybersecurity incidents have increased during COVID-19 given the increased reliance on remote work arrangements.

Danam will be subject to payment-related and other financial services risks that could increase Danam’s operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt Danam’s business operations.

Across Danam’s businesses, upon the Closing of the Business Combination, Danam will accept payments using a variety of methods, including cash, checks, credit and debit cards, mobile payment technologies such as Apple Pay or PayPal, and Danam may offer new payment options over time. Acceptance of these payment options will subject us to rules, regulations, contractual obligations, and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements and related interpretations may change over time, which has made and could continue to make compliance more difficult or costly. For certain payment methods, including credit and debit cards, Danam will pay interchange and other fees, which could increase over time and raise Danam’s operating costs. Danam will rely on third parties such as Stripe to provide payment processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. Danam will not store credit card information on file for Danam’s mobile technology to remain in PCI compliance, however, Danam’s other business entities may store this information on file for clients, partners, and vendors. If these companies become unable to provide these services to us, or if their systems are compromised, it could disrupt Danam’s business. The payment methods that Danam will offer also subject us to potential fraud and theft by persons who seek to obtain unauthorized access to or exploit any weaknesses that may exist in the payment systems. If Danam fails to comply with applicable rules or requirements, or if data is compromised due to a breach or misuse of data relating to Danam’s payment systems, Danam may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or Danam’s ability to accept or facilitate certain types of payments could be impaired. In addition, Danam’s reputation could suffer, and Danam’s customers could lose confidence in certain payment types, which could result in higher costs and/or reduced sales and materially and adversely affect Danam’s results of operations.

Risks Related to Financial and Accounting

Danam and Wood Sage have significant outstanding debt; Danam’s and Wood Sage’s debt and associated payment obligations could significantly increase in the future if Danam and Wood Sage incur additional debt and do not retire existing debt. As holding companies, Danam and Wood Sage are dependent on funding from Danam’s and Wood Sage’s investors, including any anticipated proposed PIPE, and operating subsidiaries to pay dividends and other obligations.

Danam Health and Wood Sage are holding companies with no business operations of their own. Their assets primarily consist of direct ownership interests in, and their business is conducted through, subsidiaries which are separate legal entities. As a result, they are dependent on funding from their investors, including any anticipated proposed PIPE, and subsidiaries, including Community Specialty pharmacy, LLC., Alliance Pharma Solutions, LLC (DelivMeds), and Wellgistics, LLC., to pay dividends and meet their obligations. Danam’s subsidiaries may continue to experience negative cash flows and be restricted in their ability to pay cash dividends or to make other distributions to Danam, which may limit the payment of cash dividends or other distributions to the holders of Danam’s common stock. Credit facilities and other debt obligations of Danam, as well as statutory provisions, may further limit the ability of Danam and its subsidiaries to pay dividends. Payments to Danam by its subsidiaries are also contingent upon its subsidiaries’ earnings, if any, and business considerations. Future dividends to Danam will be determined based on earnings, if any, capital requirements, financial condition and other factors considered relevant by its Board of Directors.

Danam’s quarterly results may fluctuate significantly based on seasonality and other factors.

Danam’s operating results have historically varied on a quarterly basis, including increased variability during COVID-19, and may continue to fluctuate significantly in the future. For instance, Danam’s pharmacy business and its PBM and payor contracts often experience significant changes twice per year as new formularies are introduced in January and July which often restrict certain products, allow new products to be covered, or products change covered insurance tiers thereby making them more difficult access for members. This same effect can be extrapolated to Danam’s hub technology platform division and the corresponding network pharmacies that are part of Danam’s network in the form of reduced transaction fees from transferred prescriptions. This in turn may impact Danam’s wholesale division as for the exact same reason which may negatively impact Danam’s ability to move certain products and increase Danam’s liabilities in the form of inventory.

In addition, both prescription and non-prescription drug sales are affected by the timing and severity of the cough, cold and flu season, which can vary considerably from year to year. Other factors that may affect Danam’s quarterly operating results, some of which are beyond the control of management, include, but are not limited to the impact and duration of COVID-19, the timing of the introduction of new generic and brand name prescription drugs; inflation, including with respect to generic drug procurement costs; seasonality, including the timing and severity of the cough, cold and flu season; changes or rates of change in payer reimbursement rates and terms; the timing and amount of periodic contractual reconciliation payments, fluctuations in inventory, energy, transportation, labor, healthcare and other costs; significant acquisitions, dispositions, joint ventures and other strategic initiatives; asset impairment charges, including the performance of and impairment charges related to Danam’s equity method investments; market conditions; and many of the other risk factors discussed herein. Accordingly, Danam believes that quarter-to-quarter comparisons of Danam’s operating results are not necessarily meaningful, and investors should not place undue reliance on the results of any particular quarter as an indication of Danam’s future performance.

Danam has a substantial amount of goodwill and other intangible assets which could, in the future, become impaired and result in material non-cash charges to Danam’s results of operations. Danam may be required to take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations, and stock price.

There can be no assurances that all material issues that may be present in Danam’s operations, including from the acquisitions of Wood Sage, Wellgistics and subsidiaries they acquired have been uncovered, or that factors outside of our control will not later arise. As a result, Danam may be forced to write- down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Unexpected risks may arise and previously known risks may materialize in a manner not consistent with each company’s preliminary risk analysis. Even though these charges may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities and may make our future financing difficult to obtain on favorable terms or at all.

From time to time, Danam’s intangible assets are subject to impairment testing. Under current accounting standards, our goodwill, including acquired goodwill, is tested for impairment on an annual basis and may be subject to impairment losses as circumstances change (e.g., after an acquisition). If we record an impairment loss, it could have a material adverse effect on our results of operations for the year in which the impairment is recorded.

Acquisitions Danam pursues in our industry and related industries could result in operating difficulties, dilution to Danam’s stockholders and other consequences harmful to Danam’s business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

●	increased expenses due to transaction and integration costs;
●	potential liabilities of the acquired businesses;
●	potential adverse tax and accounting effects of the acquisitions;
●	diversion of capital and other resources from our existing businesses;

●	diversion of our management’s attention during the acquisition process and any transition periods;
●	loss of key employees of the acquired businesses following the acquisition; and
●	inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates, and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Danam may incur non-cash impairment charges in the future associated with our portfolio of intangible assets, including goodwill.

As a result of past acquisitions, Danam carries a significant goodwill and other acquired intangible assets on our balance sheet. Goodwill and intangible assets, net, accounted for approximately 4.8% of the total assets on our balance sheet as of June 30, 2023. Danam tests goodwill for impairment annually as of December 31 and Danam tests goodwill and intangible assets, net, for impairment at other times if events have occurred or circumstances exist that indicate the carrying value of such assets may no longer be recoverable. It is possible we may incur impairment charges in the future, particularly in the event of a prolonged economic recession or loss of a key client or clients. A significant non-cash impairment could have a material adverse effect on Danam’s results of operations.

The loan agreements for Danam’s long-term debt obligations and other credit facilities contain financial ratio covenants that may impair Danam’s ability to conduct our business.

The loan agreements for Danam’s long-term and short-term debt obligations contain financial ratio covenants that may limit management’s discretion with respect to certain business matters. These covenants require Danam to maintain a specified maximum total leverage ratio, minimum debt service coverage ratio (earnings before interest and depreciation and amortization plus cash on hand minus short-term debt), a minimum tangible net worth and a minimum quick ratio, which may restrict our ability to incur additional indebtedness and limit Danam’s ability to use our cash. In the event of Danam’s default on these loans or a breach of a covenant, the lenders may immediately cancel the loan agreement, deem the full amount of the outstanding indebtedness immediately due and payable, charge us interest on a monthly basis on the full amount of the outstanding indebtedness and, if Danam cannot repay all of our outstanding obligations, sell the assets pledged as collateral for the loan in order to fulfill our obligation. Danam may also be held responsible for any damages and related expenses incurred by the lender as a result of any default. Any failure by us or our subsidiaries to comply with these agreements could harm our business, financial condition and operating results.

Danam’s level of debt may negatively impact our liquidity, restrict our operations and ability to respond to business opportunities, and increase Danam’s vulnerability to adverse economic and industry conditions.

Danam utilizes debt financing in our capital structure and may incur additional debt, including under our revolving credit facility subject to customary conditions in our loan agreements. Danam’s level of debt could have significant consequences, which include, but are not limited to, the following:

●	limiting Danam’s ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes;
●	requiring a substantial portion of Danam’s cash flows to be dedicated to debt service payments instead of other purposes;
●	imposing financial and other restrictive covenants on Danam’s operations, including minimum liquidity and free cash flow requirements and limitations on our ability to (i) declare or pay dividends or repurchase shares of Danam’s common stock; (ii) purchase assets, make investments, complete acquisitions, consolidate or merge with or into, or sell all or substantially all of our assets to, another person; (iii) enter into sale/leaseback transactions or certain transactions with affiliates; (iv) incur additional indebtedness and (v) incur liens; and

●	making Danam more vulnerable to economic downturns and limiting Danam’s ability to withstand competitive pressures or take advantage of new opportunities to grow Danam’s business.

Danam’s ability to meet our debt service obligations, comply with Danam’s debt covenants and deleverage depends on our cash flows and financial performance, which are affected by financial, business, economic and other factors. The rate at which Danam will be able to or choose to deleverage is uncertain. Failure to meet Danam’s debt service obligations or comply with Danam’s debt covenants could result in an event of default under the applicable indebtedness. We may be unable to cure, or obtain a waiver of, an event of default or otherwise amend Danam’s debt agreements to prevent an event of default thereunder on terms acceptable to Danam or at all. In that event, the debt holders could accelerate the related debt, which may result in the cross-acceleration or cross-default of other debt, leases or other obligations. If Danam does not have sufficient funds available to repay indebtedness when due, whether at maturity or by acceleration, Danam may be required to sell important strategic assets; refinance Danam’s existing debt; incur additional debt or issue common stock or other equity securities, which Danam may not be able to do on terms acceptable to us, in amounts sufficient to meet Danam’s needs or at all. Danam’s inability to service Danam’s debt obligations or refinance Danam’s debt could harm Danam’s business. Further, if Danam is unable to repay, refinance or restructure our secured indebtedness, the holder of such debt could proceed against the collateral securing the indebtedness. Refinancing Danam’s indebtedness may also require Danam to expense previous debt issuance costs or to incur new debt issuance cost.

As our bank debt contains a variable interest rate component based on our corporate credit ratings, a decline in our ratings could result in increased interest rates and debt service obligations. In addition, our ratings impact the cost and availability of future borrowings and, accordingly, our cost of capital. Danam’s ratings reflect the opinions of the ratings agencies as to our financial strength, operating performance and ability to meet Danam’s debt obligations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future.

Danam’s current credit agreement and any other credit or similar agreements into which Danam may enter in the future may restrict our operations, particularly Danam’s ability to respond to changes or to take certain actions regarding our business.

Danam’s Credit Agreement contains a number of restrictive covenants that may impose operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term best interest, including restrictions on Danam’s ability to incur indebtedness, grant liens, undergo certain fundamental changes, dispose of assets, make certain investments, enter into certain transactions with affiliates, and make certain restricted payments, in each case subject to limitations and exceptions set forth in the Credit Agreement.

The Credit Agreement also contains customary events of default that include, among other things, certain payment defaults, covenant defaults, cross-defaults to other indebtedness, change of control defaults, judgment defaults, and bankruptcy and insolvency defaults. Such events of default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies, which could have a material adverse effect on our business, operations, and financial results. Furthermore, if Danam is unable to repay the amounts due and payable under the Credit Agreement, those lenders could proceed against the collateral granted to them to secure that indebtedness, which could force Danam into bankruptcy or liquidation. In the event that Danam’s lenders accelerated the repayment of the borrowings, Danam may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the Credit Agreement would likely have a material adverse effect on Danam. As a result of these restrictions, Danam may be limited in how we conduct business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities.

In addition, Danam may enter into other credit agreements or other debt arrangements from time to time which contain similar or more extensive restrictive covenants and events of default, in which case Danam may face similar or additional limitations as a result of the terms of those credit agreements or other debt arrangements.

Risks Related to Regulatory and Legal Considerations

Changes in the healthcare industry and regulatory environments may adversely affect Danam’s businesses, upon the Closing of the Business Combination.

Political, economic and regulatory influences are subjecting the healthcare industry to significant changes that could adversely affect Danam’s results of operations. In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs and government spending. These changes include an increased reliance on managed care; cuts in certain Medicare and Medicaid funding in the U.S. and the funding of governmental payers in foreign jurisdictions; consolidation of competitors, suppliers and other market participants; and the development of large, sophisticated purchasing groups. In addition, on August 16, 2022, President Biden signed into law the Inflation Reduction Act of 2022, which, among other things, includes policies that are designed to have a direct impact on drug prices and reduce drug spending by the federal government, which shall take effect in 2023. For example, the Inflation Reduction Act requires drug manufacturers to pay rebates to Medicare if they increase prices faster than inflation for drugs used by Medicare beneficiaries. The mechanics of the rebate calculation would mimic those of the Medicaid rebate, but the expansion of inflation-based rebates may further complicate pricing strategies, particularly as to the launch of Danam’s new products. The Inflation Reduction Act of 2022 could have the effect of reducing the prices Danam can charge and reimbursement Danam receive for Danam’s products, thereby reducing Danam’s profitability.

Danam expects the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental funding for certain healthcare services or adverse changes in legislation or regulations governing prescription drug pricing, healthcare services or mandated benefits, may cause customers to reduce the amount of Danam’s products and services they purchase or the price they are willing to pay for Danam’s products and services. Danam expects continued governmental and private payer pressure to reduce pharmaceutical pricing, and these pressures could be further exacerbated if payer deficits or shortfalls increase due to COVID-19 or otherwise. Changes in pharmaceutical manufacturers’ pricing or distribution policies and practices as Well as applicable government regulations, including, for example, in connection with the federal 340B drug pricing program, could also significantly reduce Danam’s profitability.

Danam will be exposed to risks related to litigation and other legal proceedings.

Danam will operate in a highly regulated and litigious environment. Danam may become involved in the following types of legal proceedings but not limited to litigation, investigations, inspections, audits, claims, inquiries and similar actions by pharmacy, healthcare, tax, and other governmental authorities. Like other companies in the retail pharmacy, healthcare services and pharmaceutical wholesale industries, the Company is subject to extensive regulation by federal, state and local government agencies in the U.S. and other countries in which it operates. There continues to be a heightened level of review and/or audit by regulatory authorities of, and increased litigation regarding business, compliance and reporting practices of the Company and other industry participants. If Danam were to be exposed to litigation or other legal proceedings, it could have a material adverse effect on Danam’s business, financial condition, cash flows, or results of operations.

A significant change in, or noncompliance with, governmental regulations and other legal requirements could have a material adverse effect on Danam’s reputation and profitability.

Danam will operate in complex, highly regulated environments around the world and could be materially and adversely affected by changes to applicable legal requirements including the related interpretations and enforcement practices, new legal requirements and/or any failure to comply with applicable regulations. Danam’s businesses, upon the Closing of the Business Combination, will be subject to numerous country, state and local regulations including licensing, billing practices, utilization and other requirements for pharmacies and reimbursement arrangements. The regulations to which Danam will be subject include, but are not limited to: country and state registration and regulation of pharmacies and drug discount card programs; dispensing and sale of controlled substances and products containing pseudoephedrine; applicable governmental payer regulations including Medicare and Medicaid; data privacy and security laws and regulations including HIPAA; the ACA or any successor thereto; laws and regulations relating to the protection of the environment and health and safety matters, each of which continues to evolve, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the U.S. Food and Drug Administration (“FDA”) and Drug Enforcement Administration (“DEA”), trade regulations including those of the U.S. Federal Trade Commission, and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products Danam will sell as well as Danam’s loyalty and drug discount card programs; anti-kickback laws; false claims laws; laws against the corporate practice of medicine; and national and state laws governing healthcare fraud and abuse and the practice of the profession of pharmacy. For example, in the U.S., the DEA, FDA and various other regulatory authorities regulate the distribution and dispensing of pharmaceuticals and controlled substances. Danam is required to hold valid DEA and state-level licenses, meet various security and operating standards and comply with the federal and various state-controlled substance acts and related regulations governing the sale, dispensing, disposal, holding and distribution of controlled substances. The DEA, FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. On August 16, 2022, President Biden signed into law the Inflation Reduction

Act of 2022, which, among other things, includes policies that are designed to have a direct impact on drug prices and reduce drug spending by the federal government, which shall take effect in 2023. Danam is also governed by national and state laws of general applicability, including laws regulating matters of working conditions, health and safety and equal employment opportunity and other labor and employment matters as well as employee benefit, competition and antitrust matters. In addition, Danam could have significant exposure if Danam is found to have infringed another party’s intellectual property rights.

Changes in laws, regulations and policies and the related interpretations and enforcement practices may alter the landscape in which Danam will do business and may significantly affect Danam’s cost of doing business. The impact of new laws, regulations and policies and the related interpretations and enforcement practices generally cannot be predicted, and changes in applicable laws, regulations and policies and the related interpretations and enforcement practices may require extensive system and operational changes, be difficult to implement, increase Danam’s operating costs and require significant capital expenditures. Untimely compliance or noncompliance with applicable laws and regulations could result in the imposition of civil and criminal penalties that could adversely affect the continued operation of Danam’s businesses, including: suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements in which Danam will operate could result in significant legal and financial exposure, damage to Danam’s reputation and brand, and have a material adverse effect on Danam’s business operations, financial condition and results of operations.

Danam could be adversely affected by product liability, product recall, personal injury or other health and safety issues.

Danam could be adversely impacted by the supply of defective or expired products, including the infiltration of counterfeit products into the supply chain, errors in re-labeling of products, product tampering, product recall and contamination or product mishandling issues. Through Danam’s pharmacy, wholesale distribution centers, and Danam’s wholesale and manufacturer relationships, upon the Closing of the Business Combination, Danam will also be exposed to risks relating to the products and services Danam will offer. Errors in the dispensing and packaging of pharmaceuticals, including related counseling, and in the provision of other healthcare services could lead to serious injury or death. Product liability or personal injury claims may be asserted against us and mandatory or voluntary product recalls may apply to us with respect to any of the retail products or pharmaceuticals Danam will sell or services Danam will provide. For example, from time to time, the FDA issues statements alerting patients that products in Danam’s supply chain may contain impurities or harmful substances, and claims relating to the sale or distribution of such products may be asserted against us or arise from these statements. Danam could suffer significant reputational damage and financial liability if Danam, or any affiliated entities or third-party healthcare providers that Danam will do business with, experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on Danam’s business operations, financial condition and results of operations.

Danam could be subject to adverse changes in tax laws, regulations and interpretations or challenges to Danam’s tax positions.

As a corporation operating within the U.S., from time to time, changes in tax laws or regulations may be proposed or enacted that could adversely affect Danam’s overall tax liability. There can be no assurance that changes in tax laws or regulations, will not materially and adversely affect Danam’s effective tax rate, tax payments, financial condition and results of operations. Similarly, changes in tax laws and regulations that impact Danam’s customers and counterparties, or the economy generally may also impact Danam’s financial condition and results of operations.

Tax laws and regulations are complex and subject to varying interpretations, and Danam are subject to regular review and audit by tax authorities. Any adverse outcome of such a review or audit could have a negative impact on Danam’s effective tax rate, tax payments, financial condition and results of operations. In addition, the determination of Danam’s income tax provision and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. The ultimate tax determination may differ from the amounts recorded in Danam’s financial statements and may materially affect Danam’s results of operations in the period or periods for which such determination is made. Any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. Any changes in enacted tax laws, rules or regulatory or judicial interpretations; or any change in the pronouncements relating to accounting for income taxes could materially and adversely impact Danam’s effective tax rate, tax payments, financial condition and results of operations.

Risks Related to Danam’s Intellectual Property

Despite the actions Danam will take to defend and protect its intellectual property, upon the Closing of the Business Combination, Danam may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions. Danam’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

The success of Danam’s products and its business, upon the Closing of the Business Combination, depend in part on Danam’s ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other international jurisdictions. Danam will rely on a combination of patent, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect its proprietary rights, all of which provide only limited protection.

Danam cannot assure you that any patents will be issued with respect to its currently pending patent applications or that any trademarks will be registered with respect to its currently pending applications in a manner that gives Danam adequate defensive protection or competitive advantages, if at all, or that any patents issued to Danam or any trademarks registered by it will not be challenged, invalidated or circumvented. Danam has filed for patents and trademarks in the United States and in certain international jurisdictions, but such protections may not be available in all countries in which it operates or in which Danam seeks to enforce its intellectual property rights, or may be difficult to enforce in practice. Danam’s currently-issued patents and trademarks, upon the Closing of the Business Combination, and any patents and trademarks that may be issued or registered, as applicable, in the future with respect to pending or future applications may not provide sufficiently broad protection or may not prove to be enforceable in actions against alleged infringers. Upon the Closing of the Business Combination, Danam’s foreign intellectual property portfolio will not as comprehensive as its U.S. intellectual property portfolio and may not protect its intellectual property in some countries where its products are sold or may be sold in the future. Danam cannot be certain that the steps it has taken will prevent unauthorized use of its technology or the reverse engineering of its technology. Moreover, others may independently develop technologies that are competitive to Danam or infringe Danam’s intellectual property.

Protecting against the unauthorized use of Danam’s intellectual property, products and other proprietary rights is expensive and difficult, particularly internationally. Danam believes that its patents are foundational in the area of healthcare products and intends to enforce the intellectual property portfolio, upon the Closing of the Business Combination. Unauthorized parties may attempt to copy or reverse engineer Danam’s healthcare technology or certain aspects of Danam’s solutions that it considers proprietary. Litigation may be necessary in the future to enforce or defend Danam’s intellectual property rights, to prevent unauthorized parties from copying or reverse engineering its solutions, to determine the validity and scope of the proprietary rights of others or to block the importation of infringing products into the United States.

Any such litigation, whether initiated by Danam or a third party, could result in substantial costs and diversion of management resources, either of which could adversely affect Danam’s business, operating results and financial condition. Even if it obtains favorable outcomes in litigation, Danam may not be able to obtain adequate remedies, especially in the context of unauthorized parties copying or reverse engineering its solutions.

Further, many of Danam’s competitors have the ability to dedicate substantially greater resources to defending intellectual property infringement claims and to enforcing their intellectual property rights than Danam has. Attempts to enforce its rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against Danam or result in a holding that invalidates or narrows the scope of Danam’s rights, in whole or in part. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which Danam’s products will be available and competitors based in other countries may sell infringing products in one or more markets. Failure to adequately protect Danam’s intellectual property rights could result in Danam’s competitors offering similar products, potentially resulting in the loss of some of Danam’s competitive advantage and a decrease in its revenue, which would adversely affect Danam’s business, operating results, financial condition and prospects.

Third-party claims that Danam is infringing intellectual property, whether successful or not, could subject it to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

Although Danam will hold key patents related to its products upon the Closing of the Business Combination, a number of companies, both within and outside of the healthcare industry, hold other patents covering aspects of healthcare products. In addition to these patents, participants in this industry typically also protect their technology, especially embedded software, through copyrights and trade secrets.

As a result, there is frequent litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. Danam in the future may receive inquiries from other intellectual property holders and may become subject to claims that it infringes their intellectual property rights, particularly as Danam expands its presence in the market, expands to new use cases and faces increasing competition. In addition, parties may claim that the names and branding of Danam’s products infringe their trademark rights in certain countries or territories. If such a claim were to prevail, Danam may have to change the names and branding of its products in the affected territories and it could incur other costs.

Danam will have a number of agreements in effect, upon the Closing of the Business Combination, pursuant to which it has agreed to defend, indemnify and hold harmless its customers, suppliers, and channel partners and other partners from damages and costs which may arise from the infringement by Danam’s products of third-party patents or other intellectual property rights. The scope of these indemnity obligations varies, but may, in some instances, include indemnification for damages and expenses, including attorneys’ fees. Danam’s insurance may not cover all intellectual property infringement claims. A claim that its products infringe a third party’s intellectual property rights, even if untrue, could adversely affect Danam’s relationships with its customers, may deter future customers from purchasing its products and could expose Danam to costly litigation and settlement expenses. Even if Danam is not a party to any litigation between a customer and a third party relating to infringement by its products, an adverse outcome in any such litigation could make it more difficult for Danam to defend its products against intellectual property infringement claims in any subsequent litigation in which it is a named party. Any of these results could adversely affect Danam’s brand and operating results.

Danam may in the future need to initiate infringement claims or litigation in order to try to protect its intellectual property rights. In addition to litigation where Danam is a plaintiff, Danam’s defense of intellectual property rights claims brought against it or its customers, suppliers and channel partners, with or without merit, could be time-consuming, expensive to litigate or settle, divert management resources and attention and force Danam to acquire intellectual property rights and licenses, which may involve substantial royalty or other payments and may not be available on acceptable terms or at all. Further, a party making such a claim, if successful, could secure a judgment that requires Danam to pay substantial damages or obtain an injunction, and Danam may also lose the opportunity to license its technology to others or to collect royalty payments. An adverse determination also could invalidate or narrow Danam’s intellectual property rights and adversely affect its ability to offer its products to its customers and may require that Danam procure or develop substitute products that do not infringe, which could require significant effort and expense. Any of these events could adversely affect Danam’s business, reputation, operating results, financial condition and prospects.

Danam’s intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on Danam’s ability to prevent others from commercially exploiting products similar to Danam’s.

Danam cannot be certain that it is the first inventor of the subject matter to which it has filed a particular patent application, or if it is the first party to file such a patent application. If another party has filed a patent application to the same subject matter as Danam has, Danam may not be entitled to the protection sought by the patent application. Danam also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent or the timing of any approval or grant of a patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, Danam cannot be certain that the patent applications that it intends to file will issue, or that its issued patents, upon the Closing of the Business Combination, will afford protection against competitors with similar technology. In addition, Danam’s competitors may design around Danam’s issued patents upon the Closing of the Business Combination, which may adversely affect Danam’s business, prospects, financial condition and operating results.

In addition to patented technology, Danam will rely on its unpatented proprietary technology, trade secrets, designs, experiences, work flows, data, processes, software and know-how.

Danam will rely on proprietary information (such as trade secrets, designs, experiences, work flows, data, know-how and confidential information) to protect intellectual property that may not be patentable or subject to copyright, trademark, trade dress or service mark protection, or that Danam believes is best protected by means that do not require public disclosure. Danam generally will seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with its employees, consultants, contractors and third parties. However, Danam may fail to enter into the necessary agreements, and even once entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of its proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. Danam will have limited control over the protection of trade secrets used by its current or future manufacturing partners and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, Danam’s proprietary information may otherwise become known or be independently developed by its competitors or other third parties. To the extent that its employees, consultants, contractors, advisors and other third parties use intellectual property owned by others in their work for Danam, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time- consuming litigation could be necessary to enforce and determine the scope of Danam’s proprietary rights, and failure to obtain or maintain protection for its proprietary information could adversely affect its competitive business position. Furthermore, laws regarding trade secret rights in certain markets where Danam operates may afford little or no protection to its trade secrets.

Danam also will rely on physical and electronic security measures to protect its proprietary information, but it cannot provide assurance that these security measures will not be breached or provide adequate protection for its property. There is a risk that third parties may obtain and improperly utilize Danam’s proprietary information to its competitive disadvantage. Danam may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce its intellectual property rights.

Danam may be subject to damages resulting from claims that it or its current or former employees have wrongfully used or disclosed alleged trade secrets of its employees’ former employers. Danam may be subject to damages if its current or former employees wrongfully use or disclose Danam’s trade secrets.

Danam may be subject to claims that it or its current or former employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of a current or former employee’s former employers. Litigation may be necessary to defend against these claims. If Danam fails in defending such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent Danam’s ability to commercialize its products, which could severely harm its business. Even if Danam is successful in defending against these claims, litigation could result in substantial costs and demand on management resources.

Risks Related to Being a Public Company

New Danam will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

If Danam completes the Business Combination and becomes a public company, it will incur significant legal, accounting and other expenses that it did not incur as a private company, and these expenses may increase even more after New Danam is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, New Danam will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq, and other applicable securities rules and regulations, which impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Danam’s management and other personnel will need to devote a substantial amount of time to these public company requirements. Moreover, Danam expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase Danam’s net loss. Danam may need to hire additional legal, accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations and may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. New Danam intends to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If New Danam’s efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against Danam and its business may be adversely affected.

The rules and regulations applicable to public companies make it more expensive for New Danam to obtain and maintain director and officer liability insurance, and New Danam may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for New Danam to attract and retain qualified members of its board of directors, particularly to serve on New Danam’s audit committee and compensation committee, and qualified executive officers.

Danam cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for Danam to attract and retain qualified persons to serve on its board of directors, its board committees or as executive officers.

Danam’s management team has limited experience managing a public company.

Most of the members of Danam’s management team have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Additionally, certain members of Danam’s management team were recently hired, including Mr. Sussman, who began serving as CFO in August 2023. Danam’s management team has not worked together at prior companies that were publicly traded. Danam’s management team may not successfully or efficiently manage their new roles and responsibilities. Danam’s transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Danam’s senior management and could divert their attention away from the day-to-day management of Danam’s business, which could adversely affect Danam’s business, financial condition, and operating results.

Risks Related to Artemis and the Business Combination

The ability of Artemis’ stockholders to exercise redemption rights with respect to a large number of Artemis’ shares may not allow Artemis to complete the Business Combination or optimize its capital structure.

If Artemis’ initial business combination with Danam is unsuccessful, you would not receive your pro rata portion of the Trust Account until Artemis liquidates the Trust Account or consummates an alternative initial business combination or upon the occurrence of an Extension or certain other corporation actions as set forth in the Artemis Charter. If you are in need of immediate liquidity, you could attempt to sell your stock in the open market; however, at such time Artemis’ stock may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Artemis’ redemption until Artemis liquidates, consummates an alternative initial business combination, effectuates an Extension or takes certain other actions set forth in the Artemis Charter or you are able to sell your stock in the open market.

The fairness opinion obtained by the Artemis Board will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion.

Marshall & Stevens has provided a fairness opinion to the Artemis Board stating that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on review undertaken, and other matters considered by Marshall & Stevens in preparing such opinion, that the purchase price being paid by Artemis for Danam in the transaction was fair, from a financial point of view, to (i) Artemis, and (ii) through their ownership in Artemis, the Public Stockholders.

The Artemis Board has not obtained an updated fairness opinion as of the date of this proxy statement/prospectus from Marshall & Stevens, and the Artemis Board does not expect to receive an updated fairness opinion prior to the completion of the Business Combination. The opinion does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of the opinion, including changes in the operations and prospects of Artemis or Danam, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of Artemis and Danam and on which the fairness opinion was based, and that may alter the value of Artemis and Danam or the prices of the Class A Shares or the

Danam shares prior to consummation of the Business Combination. The value of the Class A Shares and the Danam shares has fluctuated since, and could be materially different from its value as of, the date of Marshall & Stevens’ opinion, and Marshall & Stevens’ opinion does not address the prices at which the New Danam Common Shares, Class A Shares, Class B Shares, or other securities or financial instruments of or relating to Artemis may trade. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Artemis does not anticipate asking Marshall & Stevens to update Marshall & Stevens’ opinion, and Marshall & Stevens does not have an obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events that may have occurred or may occur after the date of the opinion. The written opinion of Marshall & Stevens is attached as Annex F to this proxy statement/prospectus and is incorporated by reference herein.

You may be unable to ascertain the merits or risks of Danam’s operations.

If the Business Combination is consummated, New Danam will be affected by numerous risks inherent in Danam’s business operations. Although Artemis’ management has endeavored to evaluate the risks inherent in the proposed Business Combination with Danam, Artemis cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of Artemis’ control. Artemis also cannot assure you that an investment in Artemis’ securities will not ultimately prove to be less favorable to investors in Artemis than a direct investment, if an opportunity were available, in Danam. In addition, if Artemis’ stockholders do not believe that the prospects for the Business Combination are promising, a greater number of stockholders may exercise their redemption rights, which may make it difficult for Artemis to consummate the Business Combination.

There is no assurance that Artemis’ diligence will reveal all material risks that may present with regard to Danam. Subsequent to the completion of the Business Combination, New Danam may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Artemis cannot assure you that the due diligence Artemis has conducted on Danam will reveal all material issues that may be present with regard to Danam, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Artemis’ control will not later arise. Danam is aware that Artemis must complete the Business Combination by October 4, 2023 (or a later date approved by Artemis’ stockholders pursuant to the Artemis Charter). Consequently, Danam may have obtained leverage over us in negotiating the Business Combination Agreement, knowing that if Artemis does not complete the Business Combination with Danam, Artemis may not be able to complete an initial business combination with any other target business prior to such deadline. In addition, Artemis has had limited time to conduct due diligence. Danam is a privately held company and Artemis therefore has made its decision to pursue a business combination with Danam on the basis of limited information, which may result in a business combination that is not as profitable as expected, if at all. As a result of these factors, New Danam may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Artemis’ due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and would not have an immediate impact on Artemis’ liquidity, the fact that Artemis reports charges of this nature could contribute to negative market perceptions about Artemis or Artemis’ securities. Accordingly, any stockholders of Artemis who choose to remain stockholders of New Danam following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Artemis’ officers or directors of a duty of care or other fiduciary duty owed by them to Artemis, or if they are able to successfully bring a private claim under securities laws that the proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” may not be representative of New Danam’s results if the Business Combination is consummated and accordingly, you will have limited financial information on which to evaluate the financial performance of New Danam and your investment decision.

Artemis and Danam currently operate as separate companies. Artemis has had no prior history as a combined entity and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of New Danam. The pro forma statement of earnings does not reflect future nonrecurring charges resulting from the Business

Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” has been derived from Artemis’ and Danam’s historical financial statements and certain adjustments and assumptions have been made regarding the combined organization after giving effect to the transaction. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and New Danam’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Danam’s financial condition or results of operations following the Closing. Any potential decline in New Danam’s financial condition or results of operations may cause significant variations in the stock price of New Danam.

Artemis may issue additional shares of common or preferred stock to complete the Business Combination or under the 2023 Plan after completion of the Business Combination, any one of which would dilute the interest of Artemis’ stockholders and likely present other risks.

The Artemis Charter authorizes the issuance of up to 380,000,000 shares of Artemis Class A Common Stock, 20,000,000 shares of Artemis Class B common stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share. There are currently 376,269,539 authorized but unissued shares of Artemis Class A Common Stock available for issuance, which amount does not take into account shares reserved for issuance upon exercise of outstanding warrants. There are currently 14,968,750 authorized but unissued shares of Artemis Class B common stock available for issuance. There are currently no shares of preferred stock issued and outstanding. Artemis may issue a substantial number of additional shares of common or preferred stock to complete the initial business combination or under an employee incentive plan after completion of the Business Combination. However, the Artemis Charter provides, among other things, that prior to Artemis’ initial business combination, Artemis may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the Artemis Charter, like all other provisions thereof, may be amended with a stockholder vote. Artemis’ executive officers and directors have agreed, pursuant to a written agreement with Artemis, that they will not propose any amendment to the Artemis Charter that would affect the substance or timing of Artemis’ obligation to redeem 100% of its public shares if Artemis does not complete the initial business combination by April 4, 2024, unless Artemis provides its public stockholders with the opportunity to redeem their shares of Artemis Class A Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and working capital released to Artemis), divided by the number of then outstanding public shares. The issuance of additional shares of common or preferred stock:

●	may significantly dilute the equity interest of existing investors;
●	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded Artemis’ common stock;
●	could cause a change in control if a substantial number of common stock is issued, which may affect, among other things, Artemis’ ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Artemis’ present officers and directors; and
●	may adversely affect prevailing market prices for Artemis’ units, Artemis Class A Common Stock and/or warrants.

Artemis is dependent upon its executive officers and directors and their departure could adversely affect Artemis’ ability to operate and to consummate the initial business combination; Artemis’ executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Artemis’ ability to complete the initial business combination.

Artemis’ operations and its ability to consummate the initial business combination are dependent upon a relatively small group of individuals and, in particular, its executive officers and directors. Artemis believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the business combination. Artemis does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of Artemis’ directors or executive officers could have a detrimental effect on Artemis and the ability to consummate the business combination. In addition, Artemis’ executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the initial business combination. Each of Artemis’ executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation and Artemis’ directors also serve as officers and board members for other entities. If Artemis’ executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Artemis’ affairs which may have a negative impact on Artemis’ ability to consummate the initial business combination.

New Danam’s ability to be successful following the Business Combination will depend upon the efforts of New Danam’s board of directors and key personnel and the loss of such persons could negatively impact the operations and profitability of New Danam’s post-combination business.

New Danam’s ability to be successful following the Business Combination will be dependent upon the efforts of New Danam’s board of directors and key personnel. Artemis cannot assure you that New Danam’s board of directors and key personnel will be effective or successful or remain with New Danam. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause new Danam’s management to have to expend time and resources helping them become familiar with such requirements.

It is estimated that, pursuant to the Business Combination Agreement, Artemis’ public stockholders will own less than 5% of the equity interests or assets of New Danam and Artemis’ management will not be engaged in the management of New Danam’s business. Accordingly, the future performance of New Danam will depend upon the quality of the post-business combination board of directors, management and key personnel of New Danam.

Artemis’ key personnel may negotiate employment or consulting agreements with New Danam in connection with the Business Combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.

Artemis’ key personnel may be able to remain with New Danam after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place prior to the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of New Danam for services they would render to New Danam after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, Artemis believes the ability of such individuals to remain with New Danam after the completion of the Business Combination will not be the determining factor in Artemis’ decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of Artemis’ key personnel will remain with New Danam after the consummation of the Business Combination. Artemis cannot assure you that any of its key personnel will remain in senior management or advisory positions with the Combined Entity.

Because Artemis’ Initial Stockholders, executive officers and directors will lose their entire investment in Artemis if the Business Combination or an alternative business combination is not completed, and because Artemis’ sponsors, executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may have arisen in determining whether Danam was appropriate for Artemis’ initial business combination.

Artemis’ Initial Stockholders currently own 1,618,434 shares of Artemis Class B common stock, 3,412,816 shares of Artemis Class A Common Stock and 10,000 Private Placement Warrants. If Artemis does not consummate the Business Combination or another initial business combination by April 4, 2024, and Artemis is therefore required to be liquidated, (i) these warrants would be worthless and (ii) these shares would be worthless, as the Initial Stockholders are not entitled to participate in any redemption or liquidation of the Trust Account. Additionally, unless Artemis consummates an initial business combination, it is possible that Artemis’ officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account.

The personal and financial interests of Artemis’ executive officers and directors may have influenced their motivation in identifying and selecting a target business combination, completing an initial business combination and influencing the operation of the business following the initial business combination. At the closing of Artemis’ initial business combination, the Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Artemis’ behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. In the event the Business Combination or an alternative business combination is completed, there is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Artemis’ behalf. However, Artemis’ sponsors, executive officers and directors, or any of their respective affiliates will not be eligible for any such reimbursement if the Business Combination or an alternative business combination is not completed.

These interests, among others, may influence the officers and directors of Artemis and Danam to support or approve the Business Combination. For more information concerning the interests of Artemis and Danam executive officers and directors, see the sections entitled “The Artemis Business Combination Proposal — Interests of Artemis’ Initial Stockholders, Directors and Officers in the Business Combination” and “The Danam Business Combination Proposal — Interests of Danam Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus.

Artemis’ key personnel may negotiate employment or consulting agreements with New Danam in connection with the Business Combination. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.

Artemis’ key personnel may be able to remain with New Danam after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place prior to the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of New Danam for services they would render to New Danam after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, Artemis believes the ability of such individuals to remain with New Danam after the completion of the Business Combination will not be the determining factor in Artemis’ decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of Artemis’ key personnel will remain with New Danam after the consummation of the Business Combination. Artemis cannot assure you that any of its key personnel will remain in senior management or advisory positions with New Danam.

Artemis’ stockholders and Danam’s stockholders may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.

If New Danam is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Artemis’ stockholders and Danam’s stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent New Danam is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.

During the pendency of the Business Combination, Artemis and Danam may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Artemis and Danam to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s stockholders.

If the conditions to the Business Combination are not met, the Business Combination may not occur.

Even if the Business Combination is approved by the stockholders of Artemis (including each of the Required Approvals) and Danam, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to stockholder consent, include among other requirements, (i) approval by Danam’s stockholders of the approval and adoption of the Business Combination Agreement, the Merger, and all other transactions contemplated by the Business Combination Agreement;, (ii) approval by Artemis’ stockholders of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal; (iii) Artemis having at least $5,000,001 of net tangible assets as of the Effective Time; (iv) the expiration or termination of the waiting period under the HSR Act; the listing of the shares of Artemis Class A Common Stock to be issued in connection with the closing of the transactions contemplated by the Business Combination Agreement will be approved for listing on the Nasdaq, subject only to official notice of issuance thereof; (vi) the registration statement having been declared effective under the Securities Act; (vii) the Artemis Charter having been amended and restated by the Amended and Restated Charter; (viii) no governmental authority of competent jurisdiction having entered any law, rule, regulation, judgement, decree, executive order, or award that has the effect of making the transactions contemplated by the Business Combination Agreement, illegal or otherwise prohibiting consummation of the transactions contemplated by the Business Combination Agreement; and (ix) no Artemis or Danam Material Adverse Effect shall have occurred between the date the Business Combination Agreement was entered into and the Closing. See “The Business Combination Agreement and Related Agreements — Business Combination Agreement — Conditions to Consummation of the Business Combination” below for a more complete summary. Artemis and Danam cannot assure you that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed and such delay may cause Artemis and Danam to each lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Artemis may not be able to find another potential candidate for its initial business combination prior to Artemis’ deadline (currently April 4, 2024), and Artemis will be required to liquidate.

Because Danam will become a publicly traded company through a merger as opposed to an underwritten public offering, no underwriter has conducted due diligence in connection with the Business Combination.

In an underwritten public offering, underwriters typically conduct due diligence on the issuer in order to establish a due diligence defense against liability claims under federal securities laws. Because Artemis is already a publicly traded company, no underwriter has conducted due diligence in connection with the Business Combination. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in an underwritten public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business or material misstatements or omissions in this proxy statement/prospectus.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least a majority of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of shares of our Class A common stock purchasable upon exercise of a warrant could be decreased, all without your approval.

Our warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least a majority of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of our Class A common stock purchasable upon exercise of a warrant.

New Danam may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

New Danam will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant, provided that the last reported sales price of New Danam Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date New Danam gives notice of redemption. If and when the Public Warrants become redeemable by New Danam, New Danam may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

As of September 5, 2023, the sales price of the Artemis Class A Common Stock did not exceed the threshold that would allow New Danam to redeem the Public Warrants. None of the Private Placement Warrants will be redeemable by the Post-Combination Company so long as they are held by their initial purchasers or their permitted transferees.

Risks Related to Ownership of New Danam’s Shares

The Artemis Charter and the Amended and Restated Charter require, to the fullest extent permitted by law, that derivative actions brought in Artemis’ or New Danam’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Artemis’ or New Danam’s directors, officers, other employees or stockholders, as applicable.

The Artemis Charter and the Amended and Restated Charter require, to the fullest extent permitted by law, that derivative actions brought in Artemis’ or New Danam’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or, if the Court of Chancery does not have subject matter jurisdiction, in the federal district court of the State of Delaware. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Artemis or New Danam, as applicable, or any of their respective directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although their respective stockholders will not be deemed to have waived their compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in the Artemis Charter and the Amended and Restated Charter. If a court were to find such provision to be inapplicable or unenforceable in an action, Artemis or New Danam, as applicable, may incur additional costs associated with resolving such action in other jurisdictions, which could harm their business, operating results and financial condition.

The Artemis Charter and the Amended and Restated Charter provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. The Amended and Restated Charter also provides that to the fullest extent permitted by applicable law, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, federal courts will have exclusive jurisdiction over suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Amended and Restated Charter provides that the federal district courts of the United States will be, to the fullest extent permitted by applicable law, the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Anti-takeover provisions contained in the Amended and Restated Charter and the Proposed Bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

The Amended and Restated Charter and the Proposed Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

●	the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
●	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
●	the requirement that a special meeting of stockholders may be called only by the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;
●	limiting the liability of, and providing indemnification to, our directors and officers;
●	controlling the procedures for the conduct and scheduling of stockholder meetings;
●	providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;
●	granting the ability to remove directors with cause by the affirmative vote of 66 2∕3% in voting power of the outstanding shares of New Danam Common Stock entitled to vote thereon;
●	requiring the affirmative vote of at least 66 2∕3% of the voting power of the outstanding shares of capital stock of New Danam entitled to vote generally in the election of directors, voting together as a single class, to amend the Proposed Bylaws or Articles V, VIII and IX of the Amended and Restated Charter; and
●	advance notice procedures that stockholders must comply with in order to nominate candidates to New Danam Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Danam.

These provisions, alone or together, could delay hostile takeovers and changes in control of New Danam or changes in New Danam Board and New Danam’s management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the DGCL, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of New Danam Common Stock. Any provision of Amended and Restated Charter, the Proposed Bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of New Danam Common Stock and could also affect the price that some investors are willing to pay for New Danam Common Stock. For more information, see the section of this proxy statement/prospectus captioned “Description of Securities of Artemis — Certain Anti — Takeover Provisions of Delaware Law and the Artemis Charter and Bylaws.”

Claims for indemnification by New Danam’s directors and officers may reduce New Danam’s available funds to satisfy successful third-party claims against New Danam and may reduce the amount of money available to New Danam.

The Proposed Bylaws will provide that New Danam will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the Proposed Bylaws and its indemnification agreements that it will enter into with its directors and officers will provide that:

●	New Danam will indemnify its directors and officers for serving New Danam in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

●	New Danam may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
●	New Danam will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
●	New Danam will not be obligated pursuant to its Proposed Bylaws to indemnify a person with respect to proceedings initiated by that person against New Danam or its other indemnitees, except with respect to proceedings authorized by its board of directors or brought to enforce a right to indemnification; and
●	the rights conferred in the Proposed Bylaws are not exclusive, and New Danam is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

Following the consummation of the Business Combination, New Danam’s only significant asset will be ownership of 100% of Danam’s common stock, and New Danam does not currently intend to pay dividends on New Danam Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of New Danam Common Stock.

Following the consummation of the Business Combination, we will have no direct operations and no significant assets other than the ownership of 100% of Danam’s common stock. We will depend on Danam for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly-traded company, and to pay any dividends with respect to our common stock. Applicable state law and contractual restrictions, including in agreements governing the future indebtedness of Danam, as well as the financial condition and operating requirements of Danam, may limit our ability to obtain cash from Danam. Thus, we do not expect to pay cash dividends on New Danam Common Stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. As a result, you may not receive any return on an investment in New Danam Common Stock) unless you sell those securities, as applicable, for a price greater than that which you paid for it. In addition, in the event that the board of directors and stockholders of New Danam were to approve a sale of all of our common stock holdings of Danam, your equity interest would be in a holding company with no material assets other than those assets and other consideration received in such transaction.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Danam, its business, or its market, or if they change their recommendations regarding New Danam’s securities adversely, the price and trading volume of New Danam’s securities could decline.

The trading market for New Danam’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Danam, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Danam. If no securities or industry analysts commence coverage of New Danam, New Danam’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Danam change their recommendation regarding New Danam Common Stock adversely, or provide more favorable relative recommendations about New Danam’s competitors, the price of shares of New Danam Common Stock would likely decline. If any analyst who may cover New Danam were to cease coverage of New Danam or fail to regularly publish reports on it, New Danam could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Provisions in the agreements governing our financing arrangements may result in cross-triggers in other of our financing arrangements that may discourage investments in our securities.

In connection with the initial public offering of Artemis’ securities and the consummation of the Business Combination, Artemis and Danam have entered into various agreements governing our financing arrangements. These agreements include complex provisions that may result in cross-triggers in other of our financing arrangements. For example, the warrant agreement entered into between Artemis and Continental Stock Transfer & Trust Company provides that if:

●	Artemis issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per share,
●	the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and
●	the Market Value is below $9.20 per share (collectively, an “issuance”),

then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the price at which Artemis issues the additional shares of common stock or equity-linked securities, and the $18.00 redemption trigger price will be adjusted to 180% of this amount. “Market Value” is defined as the volume weighted average reported trading price of the Common Stock for the twenty (20) trading days starting on the trading day prior to the date of the consummation of the Business Combination. As a result, if we were to participate in such an issuance, then the exercise price and redemption trigger adjustments in the warrants would be triggered. These types of provisions may discourage investments in our securities.

Future issuances of debt securities and equity securities may adversely affect us, including the market price of the Artemis Class A Common Stock and may be dilutive to existing stockholders.

In the future, we may incur debt or issue equity-ranking senior to the Artemis Class A Common Stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting its operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of the Artemis Class A Common Stock. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of Artemis Class A Common Stock and be dilutive to existing stockholders.

There can be no assurance that New Danam Common Stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of Nasdaq.

In connection with the closing of the Business Combination, we intend to list New Danam Common Stock and warrants on Nasdaq under the symbols “DLVM” and “DLVMW,” respectively. New Danam’s continued eligibility for listing may depend on the number of Artemis’ shares that are redeemed. If, after the Business Combination, Nasdaq delists New Danam’s shares from trading on its exchange for failure to meet the listing standards, New Danam and its stockholders could face significant material adverse consequences including, but not limited to:

●	a limited availability of market quotations for New Danam’s securities;
●	reduced liquidity for New Danam’s securities;
●	a determination that New Danam Common Stock is a “penny stock” which will require brokers trading in New Danam Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Danam Common Stock;
●	a limited amount of analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because New Danam Common Stock and Public Warrants are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if New Danam was no longer listed on Nasdaq, New Danam’s securities would not be covered securities and New Danam would be subject to regulation in each state in which New Danam offers its securities.

An active market for New Danam’s securities may not develop, which would adversely affect the liquidity and price of New Danam’s securities.

The price of New Danam’s securities may vary significantly due to factors specific to New Danam as well as to general market or economic conditions. Furthermore, an active trading market for New Danam’s securities may never develop or, if developed, it may not be sustained. Holders of New Danam’s securities may be unable to sell their securities unless a market can be established and sustained.

The market price of New Danam Common Stock may decline as a result of the Business Combination or other market factors.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Artemis’ securities prior to the Closing may decline. The market values of New Danam’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which Artemis’ stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Danam’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Danam common stock. Accordingly, the valuation ascribed to Danam may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Danam’s securities develops and continues, the trading price of new Danam’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Danam’s control. Any of the factors listed below could have a material adverse effect on your investment in New Danam’s securities and New Danam’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Danam’s securities may not recover and may experience a further decline.

The market price of New Danam Common Stock may decline as a result of the Business Combination and for a number of other reasons including if:

●	investors react negatively to the prospects of New Danam’s business and the prospects of the Business Combination;
●	the effect of the Business Combination on New Danam’s business and prospects is not consistent with the expectations of financial or industry analysts;
●	New Danam does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by financial or industry analysts;
●	actual or anticipated fluctuations in New Danam’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;
●	changes in the market’s expectations about New Danam’s operating results;
●	success of competitors;

●	changes in financial estimates and recommendations by securities analysts concerning New Danam or the transportation industry in general;
●	operating and share price performance of other companies that investors deem comparable to New Danam;
●	New Danam’s ability to market new and enhanced products and technologies on a timely basis;
●	changes in laws and regulations affecting New Danam’s business;
●	New Danam’s ability to meet compliance requirements;
●	commencement of, or involvement in, litigation involving New Danam;
●	changes in New Danam’s capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of New Danam’s shares of common stock available for public sale; or
●	any major change in New Danam’s Board or management.

Future sales, or the perception of future sales, by New Danam or its stockholders in the public market following the Business Combination could cause the market price for New Danam Common Stock to decline.

The sale of shares of New Danam Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Danam Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Danam to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that New Danam will have a total of 28,991,642 shares of New Danam Common Stock outstanding (exclude any outstanding Warrants and assuming that (i) there are no redemptions of any shares by Artemis’ public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2023 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) Artemis does not engage in any kind of additional equity financing prior to the Closing). All shares currently held by Artemis public stockholders and all of the shares issued in the Business Combination to existing Danam stockholders will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Danam’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Danam’s directors, executive officers and other affiliates.

In connection with the Business Combination, certain existing Danam stockholders, who are expected to collectively own 16,848,365 shares of New Danam Common Stock following the Business Combination (based on the above assumptions and Danam’s current stock holdings), have agreed with Artemis, subject to certain exceptions, not to dispose of or hedge any of their shares of New Danam Common Stock or securities convertible into or exchangeable for shares of New Danam Common Stock during the period from the date of the Closing continuing through the earliest of: (i) the date that is one year from the Closing Date, (ii) the last trading day when the last reported sale price of New Danam Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 trading days within any 30-trading day period commencing at least 60 days after the Closing Date, or (iii) such date on which New Danam completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the New Danam stockholders having the right to exchange their shares of New Danam Common Stock for cash, securities or other property.

In addition, the shares of New Danam Common Stock reserved for future issuance under the 2023 Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed 2023 Plan will initially reserve up to a number of shares of New Danam Common Stock equal to ten percent of the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination for issuance pursuant to awards granted in accordance with the terms of the 2023 Plan. (subject to reduction for certain stock options granted by Danam prior to the closing and to increase each January during the term of the plan and to the extent awards granted by Danam prior to the closing are terminated or forfeited, in each case as provided in the 2023 Plan). New

Danam is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Danam Common Stock or securities convertible into or exchangeable for shares of New Danam Common Stock issued pursuant to the 2023 Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover shares of New Danam Common Stock.

In the future, New Danam may also issue its securities in connection with investments or acquisitions. The amount of shares of New Danam Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of New Danam Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Danam stockholders.

New Danam’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities.

If, after listing, New Danam fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, New Danam can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if New Danam’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

New Danam will qualify as an “emerging growth company” as well as a smaller reporting company within the meaning of the Securities Act, and if New Danam takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make New Danam’s securities less attractive to investors and may make it more difficult to compare New Danam’s performance with other public companies.

Following the consummation of the Business Combination, New Danam will qualify as an “emerging growth company” within the meaning of the Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Danam may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as New Danam continues to be an emerging growth company, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in New Danam’s periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, New Danam’s stockholders may not have access to certain information they may deem important. New Danam will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New Danam Common Stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which New Danam has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which New Danam has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Artemis Class A Common Stock in the Artemis IPO. Investors may find New Danam’s securities less attractive because New Danam will rely on these exemptions. Artemis cannot predict whether investors will find New Danam’s securities less attractive because it will rely on these exemptions. If some investors find New Danam’s securities less attractive as a result of its reliance on these exemptions, the trading prices of New Danam’s securities may be lower than they otherwise would be, there may be a less active trading market for its securities and the trading prices of its securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Danam’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, New Danam will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. New Danam will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of New Danam Common Stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of New Danam Common Stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent New Danam takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

The unaudited pro forma financial information included herein may not be indicative of what New Danam’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Danam’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

Risks Related to the Redemption

Artemis does not have a specified Maximum redemption threshold. The absence of such a redemption threshold may make it possible for Artemis to complete the Business Combination with which a substantial majority of Artemis’ stockholders do not agree.

The Artemis Charter does not provide a specified maximum redemption threshold. In the event the aggregate cash consideration Artemis would be required to pay for all shares of Artemis Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to Artemis, Artemis will not complete the Business Combination or redeem any shares, all shares of Artemis Class A Common Stock submitted for redemption will be returned to the holders thereof, and Artemis instead may search for an alternate business combination.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) Artemis’ completion of an initial business combination, and then only in connection with those shares of Artemis Class A Common Stock that such Public Stockholder properly elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Artemis Charter (A) to modify the substance or timing of Artemis’ obligation to redeem 100% of the Public Shares if Artemis does not complete an initial business combination by April 4, 2024 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity and (iii) the redemption of the Public Shares if Artemis is unable to complete an initial business combination by April 4, 2024, subject to applicable law and as further described herein. In no other circumstances will a Public Stockholder have any right or interest of any kind in the Trust Account. Holders of Public Warrants will not have any right to the proceeds held in the Trust Account with respect to the Public Warrants. Accordingly, to liquidate their investment, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the issued and outstanding shares of Artemis Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 25% of the issued and outstanding shares of Artemis Class A Common Stock.

The Artemis Charter provides that a Public Stockholder, individually or together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to an aggregate of more than 15% of the shares of Artemis Class A Common Stock sold in the Artemis IPO without Artemis’ prior written consent (“Excess Shares”). The inability of a stockholder to redeem an aggregate of more than 15% of the shares of Artemis Class A Common Stock sold in the Artemis IPO will reduce its influence over Artemis’ ability to consummate its initial business combination and such stockholder could suffer a material loss on its investment in Artemis if it sells such excess shares in open market transactions. Additionally, stockholders will not receive redemption distributions with respect to the Excess Shares if Artemis consummates the Business Combination. As a result, stockholders will continue to hold that number of shares aggregating to more than 15% of the shares sold in Artemis IPO and, in order to dispose of such excess shares, would be required to sell its stock in open market transactions, potentially at a loss. We cannot assure stockholders that the value of such Excess Shares will appreciate over time following the Business Combination or that the market price of Artemis Class A Common Stock will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge North America’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.

However, Artemis stockholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

We can give no assurance as to the price at which a stockholder may be able to sell its Public Shares in the future following the completion of the Business Combination or any alternative initial business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a stockholder of Artemis might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Artemis Class A Common Stock for a pro rata portion of the funds held in the Trust Account.

Public Stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to our transfer agent or deliver their shares to the transfer agent electronically through the DWAC system at least two business days prior to the Artemis Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers, which we refer to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less Regulatory Withdrawals and franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Special Meeting of Artemis Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a stockholder fails to receive notice of Artemis’ offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

Artemis will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite Artemis’ compliance with these rules, if a stockholder fails to receive Artemis’ proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that Artemis will furnish to holders of the Public Shares in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. For example, Artemis may require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to tender their certificates to Artemis’ transfer agent up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

The future exercise of registration rights may adversely affect the market price of our common stock.

Certain of our stockholders will have registration rights for restricted securities. We are obligated to register certain securities, including all of the shares of Artemis Class B common stock held by our Sponsor and shares of New Danam Common Stock received by certain significant Danam stockholders as part of the Business Combination. We are obligated to (i) file a resale “shelf” registration statement to register such securities (and any shares of New Danam Common Stock into which they may be exercised following the consummation of the Business Combination) after filing an amendment to this proxy statement/prospectus following the receipt of the first round of SEC comments and (ii) use reasonable best efforts to cause such registration statement to be declared effective by the SEC as soon as reasonably practicable concurrently with the consummation of the Business Combination. Sales of a substantial number of shares of New Danam Common Stock pursuant to the resale registration statement in the public market could occur at any time the registration statement remains effective. In addition, certain registration rights holders can request underwritten offerings to sell their securities. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of New Danam Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus, except as set forth in the following sentence. Unless the context otherwise requires, all references in this section to “New Danam” refer to the Artemis and its wholly-owned subsidiaries after giving effect to the Business Combination.

The unaudited pro forma condensed combined financial information of New Danam has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 and presents the combination of the historical financial information of Artemis, Danam, Alliance Pharmaceutical Solutions, LLC “APS”, Community Specialty Pharmacy, LLC (“CSP”), Wood Sage, LLC (“Wood Sage”), and Wellgistics, LLC (“Wellgistics”) adjusted to give effect to the Business Combination, other related events contemplated by the Transaction Agreements (See “Other Related Events” for more information below) and other financing and reorganization events (see “Other Financing and Reorganization Events” for more information below).

The unaudited pro forma condensed combined financial information contained herein assumes that the Artemis and Danam shareholders approve the Business Combination.

There are two pro forma presentations:

●	The first pro forma presentation is for the combination of Danam, APS, CSP, Wood Sage, and Wellgistics as if the transaction had been consummated on June 30, 2023 for balance sheet purposes. The statement of operations has been presented as if the transaction was consummated on January 1, 2022. This transaction will occur immediately prior to the Business Combination of Danam and Artemis, except that Wood Sage acquired APS and CSP in August, 2023.
●	The second pro forma presentation is for the combination of Danam, APS, CSP, Wood Sage and Wellgistics (“Danam Group”) and Artemis as if the transaction had been consummated on June 30, 2023 for balance sheet purposes. The statement of operations has been presented as if the transaction was consummated on January 1, 2022.

Description of the Business Combination

Pursuant to the Business Combination Agreement, Merger Sub, a Delaware corporation and newly formed wholly-owned subsidiary of Artemis will merge with and into Danam with continuing as the surviving corporation and as a wholly-owned subsidiary of Artemis. At the Closing, Artemis will change its name to “Danam Health Holding Corporation.”

Other Related Events

Other Related Events that are contemplated to occur in connection with the Business Combination are summarized below:

•	the amendment and restatement of Artemis’ amended and restated certificate of incorporation, to occur upon the Effective Time;
●	Each Danam Stockholder shall be entitled to receive a number of shares of Artemis Class A Common Stock with an aggregate value of $170 million (subject to adjustment by amounts of working capital and net debt as provided in the Business Combination Agreement), with each share valued at $10.00 per share, in an amount equal to such Danam Stockholder’s pro rata share of such Merger Consideration;
●	the outstanding publicly traded units of Artemis will be separated into their component securities, consisting of one share of Class A common stock and one-half of one redeemable public warrant, with each whole warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock at a purchase price of $11.50 per share;
●	each Class B common stock, par value $0.0001 per share, of Artemis, will be automatically converted into one share of Artemis Class A Common Stock;

●	each outstanding share of Artemis Class A Common Stock will be converted automatically into common stock, par value $0.0001 per share, of Artemis at and following the Closing, which will be renamed New Danam, and each whole Public Warrant will become exercisable into one share of New Danam Common Stock;
●	the payment of certain outstanding debt and member payables, which is expected to occur immediately after the consummation of Business Combination; and
●	the conversion of the proposed Danam Bridge Loan.

Other Financing and Reorganization Events

Other Financing and Reorganization Events consummated by Danam that are reflected in the historical financial information of Danam and are considered material transactions related to the Business Combination are summarized below:

●	Artemis is currently pursuing a proposed PIPE financing in order to raise additional capital (the “PIPE Investment”). At the time of this filing, there is no commitment for the proposed additional financing from the proposed PIPE Investment, but management believes it is probable that an estimated $30,000,000 will be raised through a proposed PIPE Financing. The unaudited pro forma condensed combined financial information reflects the proceeds from the proposed PIPE Investment through the issuance of up to 3,000,000 shares of Artemis Class A Common Stock.

Expected Accounting Treatment of Danam’s Acquisition of the Targets

As noted above, as part of Danam’s acquisition of the Targets, Danam has acquired the outstanding equity interest of Wood Sage, which owns 100% of the equity interests in Community Specialty Pharmacy and Alliance Pharma Solutions, and Wellgistics (“Target Acquisitions”, “Danam Group”). The Target Acquisitions will be accounted for in accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), with Danam considered to be the accounting acquirer. To determine the accounting for this transaction under ASC 805 a company must assess whether an integrated set of assets and activities will be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the relative fair value of the gross assets acquired is concentrated in a single asset or group of similar non-financial assets. If that screen is met, the set is not a business.

Danam is expected to be the accounting acquirer of the Target Acquisitions based on evaluation of the following facts and circumstances:

●	Danam will own 100% of Wood Sage and Wellgistics;
●	Danam will appoint the majority of the board of directors: and
●	Danam’s existing senior management will remain as the senior management of Danam.
●	Danam is a Newco formed to affect the Target Acquisitions, that has been determined to be a substantive entity primarily based on the following:
●	Danam survives the Target Acquisitions;
●	There is a change in control when considering the ownership structure of Danam compared to the ownership structure of the Target Acquisitions;
●	Danam paid cash for its interest in Wood Sage, which in turn paid cash for its acquisitions of Community Specialty Pharmacy and Alliance Pharma Solutions.
●	81% of the purchase consideration for Wellgistics is in a combination of cash and debt; the remaining 19% of the purchase consideration is in equity in New Danam;

●	There was a 100% change in control of Wood Sage, with Danam owning 100% of Wood Sage after that acquisition; and
●	There will be a change in control of Wellgistics before and after the Closing, with Danam owning 100% of Wellgistics after the transaction and a former owner of Wellgistics owning only 1% of New Danam after the Business Combination.

In connection with the Target Acquisitions, Danam has not yet obtained a valuation of the identifiable intangible assets and goodwill acquired in the Target Acquisitions, and has preliminary reflected the excess of the purchase consideration (excluding earnouts) over the book values of the identified assets acquired and liabilities assumed as goodwill in the Unaudited Condensed Combined Financial Statements.

Expected Accounting Treatment of the Business Combination among Artemis and Danam

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Artemis is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Danam will represent a continuation of the consolidated financial statements of Danam with the Business Combination treated as the equivalent of Danam issuing stock for the net assets of Artemis, accompanied by a recapitalization. The net assets of Artemis will be stated at historical cost, with no goodwill or other intangible assets recorded. At Closing, Artemis will change its name to Danam Health Holding Corporation, and its common stock is expected to list on the Nasdaq Capital Market under the ticker symbol “DLVM”. Operations prior to the Business Combination will be those of Danam in future reports of Danam Health Holding Corporation.

Danam is the accounting acquirer based on evaluation of the following facts and circumstances:

●	Majority of the New Danam’s board of directors is determined by Danam;
●	Danam’s senior management will be the senior management of New Danam;
●	Danam’s name will be the name of the combined company;
●	Danam’s business activities will be the business activities of the combined entity; and
●	Under the 0% redemption, 33% redemption, 67% redemption and 100% redemption scenarios, existing Danam Stockholders have a majority ownership of New Danam.

Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Artemis, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Danam will be treated as the accounting acquirer. This determination was primarily based on the following facts and circumstances: (i) Danam’s existing stockholders will have approximately 55% of the voting interest of New Danam assuming the no redemption scenario and 59% under the 100% redemption scenario; (ii) Danam’s senior management will replace Artemis’ senior management and comprise the senior management of New Danam; (iii) the directors nominated by Danam will represent a majority of the board of directors of New Danam; (iv) Danam is the larger entity based on historical revenues and business operations; and (v) Danam’s operations will comprise the ongoing operations of New Danam. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which Danam is issuing stock for the net assets of Artemis. The net assets of Artemis will be stated at historical cost, with no goodwill or other intangible assets recorded. The unaudited pro forma condensed combined balance sheet as of June 30, 2023 assumes the Business Combination occurred on June 30, 2023. The unaudited pro forma condensed combined statements of operation for the six months ended June 30, 2023 and for the year ended December 31, 2022 present the pro forma effect of the Business Combination as if it had been completed on January 1, 2022, the beginning of the earliest period presented. These periods are presented on the basis of Danam as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 has been prepared using, and should be read in conjunction with, the following:

●	Artemis’s unaudited balance sheet as of June 30, 2023 and the related notes for the period ended June 30, 2023, included elsewhere in this proxy statement/prospectus; and
●	The unaudited consolidated balance sheets as of June 30, 2023 and the related notes for the period ended June 30, 2023 of Danam Health, Inc., Wellgistics, LLC, Wood Sage, LLC Alliance Pharmaceutical Solutions, LLC, and Community Specialty Pharmacy, LLC, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 have been prepared using, and should be read in conjunction, with the following:

●	Artemis’s historical statement of operations for the six months ended June 30, 2023, as derived from Artemis’s unaudited condensed statement of operations for the six months ended June 30, 2023 and 2022 respectively, audited condensed statement of operations for the year ended December 31, 2022 and 2021 respectively, and the related notes included elsewhere in this proxy statement/prospectus; and
●	The consolidated statements of operations for the six months ended June 30, 2023 (unaudited) and for the years ended December 31, 2022 and 2021 respectively, and the related notes of Danam Health, Inc., Wellgistics, LLC, Wood Sage, LLC Alliance Pharmaceutical Solutions, LLC, and Community Specialty Pharmacy, LLC, included elsewhere in this proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain available information as of the date of these unaudited pro forma combined financial statements and certain assumptions and methodologies that Artemis believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Artemis believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Danam. They should be read in conjunction with the historical financial statements and notes thereto of Artemis and Danam.

Business Combination

Pursuant to the Business Combination Agreement, Artemis public shareholders may elect to redeem their public shares for cash even if they approve the Business Combination as described elsewhere in this proxy statement/prospectus. Artemis cannot predict how many of its public shareholders will exercise their right to redeem their public shares of Artemis’ Class A common stock for cash. The unaudited pro forma condensed combined financial information has been prepared assuming four redemption scenarios after giving effect to the Business Combination, as follows:

●	Assuming No Redemptions: This presentation assumes that no Artemis public stockholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

●	Assuming Low (33%) Redemptions: This presentation assumes that Artemis public stockholders holding 696,969 Public Shares will exercise their redemption rights for $7.0 million of funds in Artemis’s Trust Account.
●	Assuming High (66%) Redemptions: This presentation assumes that Artemis public stockholders holding 1,415,058 Public Shares will exercise their redemption rights for $14.3 million of funds in Artemis’s Trust Account.
●	Assuming Maximum (100%) Redemptions: This presentation assumes that Artemis public stockholders holding 2,112,027 Public Shares, will exercise their redemption rights for $ 22.9 million of funds in Artemis’s Trust Account.

The following summarizes the pro forma ownership of New Danam Common Stock issued and outstanding immediately after the Business Combination based on Danam’s capitalization as of September 1, 2023, presented under the assumed 0% redemption, 33% redemption, 67% redemption, and 100% redemption scenarios, assuming (i) no additional issuance of Danam equity and (ii) the Closing occurred on September 1, 2023.

If the actual facts are different from these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

	Pro Forma Combined		Pro Forma Combined		Pro Forma Combined		Pro Forma Combined
	(Assuming No		(Assuming 33%		(Assuming 66%		(Assuming 100%
	Redemptions)		Redemptions)		Redemptions)		Redemptions)
	Number of	%	Number of	%	Number of	%	Number of	%
	Shares	Ownership	Shares	Ownership	Shares	Ownership	Shares	Ownership

Danam Shareholders(1)	15,167,000	55%	15,167,000	56%	15,167,000	58%	15,167,000	59%
Former Wellgistics shareholder(1)(2)	375,000	1%	375,000	1%	375,000	1%	375,000	1%
Danam vendor(1)(3)	10,000	0%	10,000	0%	10,000	0%	10,000	0%
Public Shareholders	2,112,027	8%	1,415,058	5%	696,969	3%	—	0%
Anchor IPO Investors(4)	1,618,434	6%	1,618,434	6%	1,618,434	6%	1,618,434	6%
Sponsor, including Directors and Executive Officers of Artemis(5)	3,412,816	12%	3,412,816	13%	3,412,816	13%	3,412,816	13%
Artemis bridge loan investors	1,000,000	4%	1,000,000	4%	1,000,000	4%	1,000,000	4%
Proposed Danam bridge loan investors	1,000,000	4%	1,000,000	4%	1,000,000	4%	1,000,000	4%
Proposed PIPE Investors	3,000,000	11%	3,000,000	11%	3,000,000	11%	3,000,000	12%
Total	27,695,277	100%	26,998,308	100%	26,280,219	100%	25,583,250	100%
(1)	Represents 15,552,000 shares of Artemis Common Stock to be issued at the Closing as the Merger Consideration.
(2)	Represents shares to be issued to a former owner of Wellgistics at the Closing.
(3)	Represents shares to be issued at Closing to Danam vendors for transaction expenses.
(4)	Represents Sponsor’s Class B Shares not converted to Artemis Common Stock.
(5)	Includes 3,412,816 of Sponsor’s Class B shares converted to Artemis Common Stock.
(6)	Represents shares to be issued in connection with a proposed bridge loan.
(7)	Represents shares to be issued in a proposed PIPE offering.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2023

(In thousands)

						Pro
	Alliance	Community				Forma					Pro
	Pharma	Specialty	Wood			Combined –					Forma
	Solutions,	Pharmacy,	Sage,	Transaction		Wood	Danam	Wellgistics	Transaction		Combined –
	LLC	LLC	LLC	Accounting		Sage,	Health	LLC	Accounting		Danam
	(Historical)	(Historical)	(Historical)	Adjustments	Notes	LLC	(Historical)	(Historical)	Adjustments	Notes	Health
ASSETS
Current Assets
Cash	$1	$92	$1	$—		$94	$—	$2,210	$—		$2,304
Accounts receivable	—	52	—	—		52	—	974	—		1,026
Inventories	—	55	—	—		55	—	8,684	—		8,739
Prepaid and Other current assets	—	1	—	—		1	—	18	—		19
Total current assets	1	199	1	—		201	—	11,887	—		12,088
Property and equipment, net	—	—	—	—		—	—	687	—		687
Right of use assets	—	—	—	—		—	—	1,773	—		1,773
Goodwill	—	—	—	828	A	828	—	872	—		1,700
Capitalized software under development	760	—	—	—		760	—	—	—		760
Investment in unconsolidated entity	—	—	—	—		—	—	100	—		100
Notes receivable	—	—	—	—	—	—	—	276	—		276
Other assets	—	—	—	—		—	—	37	—		37
Total assets	$761	$199	$1	$828	$—	$1,789	$—	$15,632	$—	$—	$17,421

LIABILITIES AND STOCKHOLDERS' (Deficit) EQUITY
Current liabilities:
Accounts payable	$19	$249	$23	$—		$291	$271	$1,666	$—		$2,228
Accrued expenses	—	—	—	—		—	650	160	—		810
Current portion of debt obligations	—	—	—	—	—	—	—	5,173	—		5,173
Lease liabilities	—	—	—	—		—	—	501	—		501
Other current liabilities	—	220	—	—		220		—	—		220
Total current liabilities	19	469	23	—		511	921	7,500	—		8,932

Long-term debt	—	—	—	—		—	—	310	—		310
Lease liabilities	—	—	—	—		—	—	1,326	—		1,326
Notes payable	—	—	—	1,300	A	1,300	—	—	—		1,300
Total liabilities	19	469	23	1,300		1,811	921	9,136	—		11,868

Stockholders’ (Deficit) Equity
Common stock	—	—	—	—		—	—	—	—		—
Due to parent company	1,611	2,132	—	(3,744)	A	—	—	—	—		—
	—	—	—	40	B	—	—	—	—		—
	—	—	—	(40)	B	—	—	—	—		—
Additional paid-in capital	—	—	—	—		—	—	(30,974)	—		(30,974)
Accumulated deficit	(869)	(2,402)	(22)	3,271	A	(22)	(921)	37,470			36,528

Total stockholders’ (deficit) equity	742	(270)	(22)	(472)		(22)	(921)	6,496	—		5,554
Total Liabilities and Stockholders' (Deficit) Equity	$761	$199	$1	$828		$1,789	$—	$15,632	$—		$17,421

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2023 (continued)

(In thousands)

			Assuming No (0%)			Assuming Low (33%)			Assuming High (67%)			Assuming Maximum (100%)
			Redemptions			Redemptions			Redemptions			Redemptions
	Pro	Artemis
	Forma	Strategic				Additional			Additional			Additional
	Combined –	Investment	Transaction		Pro	Transaction		Pro	Transaction		Pro	Transaction		Pro
	Danam	Corp.	Accounting		Forma	Accounting		Forma	Accounting		Forma	Accounting		Forma
	Health	(Historical)	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined
ASSETS
Current Assets
Cash	$2,304	$51	$22,061	E	$30,308	$(7,104)	D	$23,204	$(7,104)	D	$16,099	$(7,104)	D	$8,995
			30,000	F	—			—			—			—
	—	—	(9,825)	G	—	—		—	—		—	—		—
			(5,483)	Q
	—	—	(400)	H	—	—		—	—		—	—		—
	—	—	1,000	I	—	—		—	—		—	—		—
	—	—	(880)	J	—	—		—	—		—	—		—
	—	—	(720)	K	—	—		—	—		—	—		—
	—	—	1,000	M	—	—		—	—		—	—		—
	—	—	(1,000)	M	—	—		—	—		—	—		—
	—	—	(7,800)	L	—	—		—	—		—	—		—
Accounts receivable	1,026	—	—		1,026	—		1,026	—		1,026	—		1,026
Inventories	8,739	—	—		8,739	—		8,739	—		8,739	—		8,739
Prepaid and Other current assets	19	35	—		54	—		54	—		54	—		54
Investment held in trust account	—	189,038	(189,038)	N	—	—		—	—		—	—		—
Total Current Assets	12,088	189,125	(161,086)	—	40,127	(7,104)	—	33,022	(7,104)	—	25,918	(7,104)	—	18,814
Property and equipment, net	687	—	—		687	—		687	—		687	—		687
Right of use assets	1,773	—	—		1,773	—		1,773	—		1,773	—		1,773
Goodwill	1,700	—	17,079	G	19,201	—		19,201	—		19,201	—		19,201
		—	422	H	—	—		—	—		—	—		—
Capitalized software under development	760	—	—		760	—		760	—		760	—		760
Investment in unconsolidated entity	100	—	—		100	—		100	—		100	—		100
Investment held in trust account	—	22,061	(22,061)	E	—	—		—	—		—	—		—
Notes receivable	276	—	—		276	—		276	—		276	—		276
Other assets	37	—	—		37	—		37	—		37	—		37
Total assets	$17,421	$211,185	$(165,646)	$—	$62,961	$(7,104)	$—	$55,857	$(7,104)	$—	$48,752	$(7,104)	$—	$41,648

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$2,228	$7,086	$(880)	J	$4,560	$—		$4,560	$—		$4,560	$—		$4,560
			(3,227)	T
			(647)	U
Accrued expenses and other current liabilities	810	—	—		810	—		810	—		810	—		810
Current portion of debt obligations	5,173	—	(5,173)	Q	—	—		—	—		—	—		—
Lease liabilities	501	—	—		501	—		501	—		501	—		501
Amounts due to redeemed Class A common stockholders	—	189,038	(189,038)	N	—	—		—	—		—	—		—
Other current liabilities	220	—	—		220	—		220	—		220	—		220
Total Current Liabilities	8,932	196,124	(198,965)		6,091	—		6,091	—		6,091	—		6,091
Lease liabilities	1,326	—	—		1,326	—		1,326	—		1,326	—		1,326
Notes payable	1,300	—	10,000	G	11,300	—		11,300	—		11,300	—		11,300
Bridge loan	—	—	1,000	I	1,000	—		1,000	—		1,000	—		1,000
Convertible loan	—	—	1,000	M	—	—		—	—		—	—		—
			(1,000)	M
Long-term debt	310	—	(310)	Q	—	—		—	—		—	—		—
Derivative warrant liabilities	—	584	(233)	O	351	—		351	—		351	—		351
Total Liabilities	11,868	196,709	(188,508)		20,068	—		20,068	—		20,068	—		20,068

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2023 (continued)

(In thousands)

			Assuming No (0%)			Assuming Low (33%)			Assuming High (67%)			Assuming Maximum (100%)
			Redemptions			Redemptions			Redemptions			Redemptions
		Artemis				Additional			Additional			Additional
	Pro Forma	Strategic	Transaction			Transaction			Transaction			Transaction
	Combined - Danam	Investment Corp.	Accounting		Pro Forma	Accounting		Pro Forma	Accounting		Pro Forma	Accounting		Pro Forma
	Health	(Historical)	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined
Commitments and Contingencies
Convertible preferred stock	—	—	—		—	—		—	—		—	—		—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at June 30, 2023	—	—	—		—	—		—	—		—	—		—
Class A common stock; 2,112,027 shares subject to possible redemption at $10.09 per share at June 30, 2023	—	21,313	(21,313)	P	—	—		—	—		—	—		—
Stockholders’ (Deficit) Equity
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 3,412,816 shares issued and outstanding at June 30, 2023	—	—	—	P	1	—	D	1	—	D	1	—	D	1
	—	—	—	F	—	—		—	—		—	—		—
	—	—	—	R	—	—		—	—		—	—		—
	—	—	—	S	—	—		—	—		—	—		—
	—	—	—	L	—	—		—	—		—	—		—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,618,434 shares issued and outstanding at June 30, 2023	—	—	—		—	—		—	—		—	—		—
Additional paid-in capital	(30,974)	—	21,313	P	68,326	(7,104)	D	61,222	(7,104)	D	54,118	(7,104)	D	47,013
	—	—	30,974	G	—	—		—	—		—	—		—
	—	—	3,750	G	—	—		—	—		—	—		—
	—	—	(6,837)	C	—	—		—	—		—	—		—
	—	—	30,000	F	—	—		—	—		—	—		—
	—	—	10,000	R	—	—		—	—		—	—		—
	—	—	10,000	S	—	—		—	—		—	—		—
	—	—	100	L	—	—		—	—		—	—		—
Accumulated deficit	36,528	(6,837)	6,837	C	(25,434)	—		(25,434)	—		(25,434)	—		(25,434)
	—	—	(37,470)	G	—	—		—	—		—	—		—
	—	—	(720)	K	—	—		—	—		—	—		—
	—	—	(10,000)	R	—	—		—	—		—	—		—
	—	—	(10,000)	S	—	—		—	—		—	—		—
	—	—	(143)	L	—	—		—	—		—	—		—
	—	—	(7,757)	L	—	—		—	—		—	—		—
	—	—	22	H	—	—		—	—		—	—		—
	—	—	233	O	—	—		—	—		—	—		—
			3,227	T
			647	U
Total stockholders’ (deficit) equity	5,554	(6,837)	44,176		42,893	(7,104)		35,789	(7,104)		28,684	(7,104)		21,580
Total Liabilities and Stockholders’ (Deficit) Equity	$17,421	$211,185	$(165,646)		$62,961	$(7,104)		$55,856	$(7,104)		$48,752	$(7,104)		$41,648

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

(In thousands)

	Alliance	Community
	Pharma	Specialty		Pro Forma
	Solutions,	Pharmacy,	Wood Sage,	Combined –	Wellgistics	Transaction		Danam	Pro Forma
	LLC	LLC	LLC	Wood Sage,	LLC	Accounting		Health	Combined –
	(Historical)	(Historical)	(Historical)	LLC	(Historical)	Adjustments	Notes	(Historical)	Danam Health
Revenue	$—	$484	$—	$484	$15,696	$—		$—	$16,180
Cost of Revenue	—	431	—	431	12,588	—		—	13,019
Gross Profit	—	53	—	53	3,108	—		—	3,162

Operating Expenses
General and administrative	26	448	7	481	3,109	—		916	4,506
Depreciation and Amortization	—	—	—	—	139	—		—	139
Total Operating Expenses	26	448	7	481	3,248	—		916	4,645

Loss from Operations	(26)	(395)	(7)	(428)	(140)	—		(916)	(1,484)

Other Income (Expense):
Other income (expense), net	—	6	—	6	—	—		—	6
Interest expense, net	—	—	—	—	(174)	174	V	—	—
Loss before income taxes	(26)	(389)	(7)	(423)	(314)	174		(916)	(1,478)

Provision for income taxes	—	—	—	—	—	—		—	—
Net loss	$(26)	$(389)	$(7)	$(423)	$(314)	$174		$(916)	$(1,478)

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 (continued)

(In thousands, except share data)

			Assuming No (0%)			Assuming Low (33%)			Assuming High (67%)			Assuming Maximum (100%)
		Artemis	Redemptions			Redemptions			Redemptions			Redemptions
	Pro Forma	Strategic				Additional			Additional			Additional
	Combined –	Investment	Transaction			Transaction			Transaction			Transaction
	Danam	Corp.	Accounting		Pro Forma	Accounting		Pro Forma	Accounting		Pro Forma	Accounting		Pro Forma
	Health	(Historical)	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined
Revenue	$16,180	$—	$—		$16,180	$—		$16,180	$—		$16,180	$—		$16,180
Cost of Revenue	13,019	—	—		13,019	—		13,019	—		13,019	—		13,019
Gross Profit	3,161	—	—		3,161	—		3,161	—		3,161	—		3,161

Operating Expenses
General and administrative	4,506	813	—		5,319	—		5,319	—		5,319	—		5,319
Depreciation and Amortization	139	—	—		139	—		139	—		139	—		139
Total operating expenses	4,645	813	—		5,458	—		5,458	—		5,458	—		5,458

Loss from operations	(1,484)	(813)	—		(2,297)	—		(2,297)	—		(2,297)	—		(2,297)

Other income (expense):
Interest earned on investment held in trust account	—	3,836	(3,836)	W	—	—		—	—		—	—		—
Change in fair value of warrant liabilities	—	2,129	—		2,129	—		2,129	—		2,129	—		2,129
Other income	6	—	—		6	—		6	—		6	—		6
Income (Loss) before income taxes	(1,477)	5,152	(3,836)		(162)	—		(162)	—		(162)	—		(162)

Provision for income taxes	—	1,225	(1,225)	U	—	—		—	—		—	—		—
Net income (loss)	$(1,477)	$3,926	$(2,610)		$(162)	$—		$(162)	$—		$(162)	$—		$(162)

Weighted average shares of Artemis Class A common stock outstanding, basic & diluted		19,745,490		X	27,695,277		X	26,998,308		X	26,280,219		X	25,583,250
Basic and diluted net income (loss) per share, Artemis Class A common stock		$0.16			$(0.01)			$(0.01)			$(0.01)			$(0.01)
Weighted average shares of Artemis Class B common stock outstanding, basic & diluted		4,938,965	(4,938,965)		—	—		—	—		—	—		—
Basic and diluted net income (loss) per share, Artemis Class B common stock		$0.16			$—			$—			$—			$—

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

(In thousands)

	Alliance	Community
	Pharma	Specialty						Pro Forma
	Solutions,	Pharmacy,	Wood Sage,	Wellgistics	Transaction		Danam	Combined –
	LLC	LLC	LLC	LLC	Accounting		Health	Danam
	(Historical)	(Historical)	(Historical)	(Historical)	Adjustments	Notes	(Historical)	Health
Revenue	$—	$889	$—	$31,888	$—		$—	$32,778
Cost of Revenue	—	866	—	26,163	—		—	27,029
Gross Margin	—	23	—	5,725			—	5,749

Operating expenses
Research and development	1	—	—	—	—		—	1
General and administrative	24	497	15	6,541	—		5	7,083
Depreciation and Amortization	1	—	—	380	—		—	381
Total operating expenses	27	497	15	6,921	—		5	7,465

Loss from operations	(27)	(474)	(15)	(1,195)	—		(5)	(1,717)

Other income (expense):
Loss from unconsolidated affiliate	—	—	—	(52)	—		—	(52)
Interest expense	—	—	—	(287)	287	V	—	—
Gain on settlement of lawsuits	—	—	—	1,818	—		—	1,818
Income (Loss) before income taxes	(27)	(474)	(15)	284	287		(5)	50
Provision for income taxes
Net income (loss)	$(27)	$(474)	$(15)	$284	$287		$(5)	$50

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022 (continued)

(In thousands, except share data)

			Assuming No (0%)			Assuming Low (33%)			Assuming High (67%)			Assuming Maximum (100%)
			Redemptions			Redemptions			Redemptions			Redemptions
	Pro	Artemis
	Forma	Strategic				Additional			Additional			Additional
	Combined –	Investment	Transaction		Pro	Transaction		Pro	Transaction		Pro	Transaction		Pro
	Danam	Corp.	Accounting		Forma	Accounting		Forma	Accounting		Forma	Accounting		Forma
	Health	(Historical)	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined	Adjustments	Notes	Combined
Revenue	$32,778	$—	$—		$32,778	$—		$32,778	$—		$32,778	$—		$32,778
Cost of Revenue	27,029	—	—		27,029	—		27,029	—		27,029	—		27,029
Gross Margin	5,749	—	—		5,749	—		5,749	—		5,749	—		5,749

Operating expenses
Research and development	1	—	—		1	—		1	—		1	—		1
General and administrative	7,083	6,469	720	K	14,415	—		14,415	—		14,415	—		14,415
	—	—	143	L	—	—		—	—		—	—		—
Depreciation and Amortization	381	—	—		381	—		381	—		381	—		381
Total operating expenses	7,465	6,469	863		14,798	—		14,798	—		14,798	—		14,798

Loss from operations	(1,717)	(6,469)	(863)		(9,049)	—		(9,049)	—		(9,049)	—		(9,049)

Other income (expense):
Interest earned on investment held in trust account	—	3,071	(3,071)	W	—	—		—	—		—	—		—
Transaction costs			(10,000)	R	(27,757)	—		(27,757)	—		(27,757)	—		(27,757)
			(10,000)	S	—	—		—	—		—	—		—
			(7,757)	L	—	—		—	—		—	—		—
Change in fair value of warrant liabilities	—	7,144	(233)	O	6,911	—		6,911	—		6,911	—		6,911
Gain from recognition of deferred underwriting fee payable	—	326	—		326	—		326	—		326	—		326
Loss from unconsolidated affiliate	(52)	—	—		(52)	—		(52)	—		(52)	—		(52)
Gain from foregiveness of vendor	—	—	3,227	T	3,227	—		3,227	—		3,227	—		3,227
Gain on settlement of lawsuits	1,818	—	—		1,818	—		1,818	—		1,818	—		1,818
Loss before income taxes	(50)	4,072	(28,697)		24,575	—		24,575	—		24,575	—		24,575

Provision for income taxes		592	(592)	U	—			—			—			—
Net income (loss)	$50	$3,480	$(28,105)		$(24,575)	$—		$(24,575)	$—		$(24,575)	$—		$(24,575)

Weighted average shares of Artemis Class A common stock outstanding, basic & diluted	—	20,125,000	—	X	27,695,277	—	X	26,998,308	—	X	26,280,219	—	X	25,583,250
Basic and diluted net income (loss) per share, Artemis Class A common stock		$0.14			$(0.89)			$(0.91)			$(0.94)			$(0.96)
Weighted average shares of Artemis Class B common stock outstanding, basic & diluted		5,031,250	(5,031,250)		—	—		—	—		—	—		—
Basic and diluted net income (loss) per share, Artemis Class B common stock		$0.14			$—			$—			$—			$—

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Business Combination. Danam and Artemis have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Danam filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of New Danam's shares outstanding, assuming the Business Combination had been completed on January 1, 2022, the beginning of the earliest period presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

(A)

To record the Notes payable and goodwill, as well as elimination of the historical equity, in conjunction with the Wood Sage acquisition of Alliance Pharmacy Solutions (APS) and Community Specialty Pharmacy (CSP) from Trxade Health, Inc. The Goodwill is an estimate subject to valuation and other currently unknown inputs. The following table summarizes the allocation of the preliminary purchase price as of the transaction's closing date in August, 2023.

APS Acquisition
Non-Intangible Assets acquired	1
Identifiable intangible assets	760
Goodwill	458
Liabilities assumed	(19)
Total purchase price	1,200
CSP Acquisition
Assets acquired	199
Goodwill	370
Liabilities assumed	(469)
Total purchase price	100
(B)	To eliminate the intercompany payable and receivable between APS and CSP.
(C)	To reclass Artemis Accumulated Deficit as Danam is the Accounting Acquirer.
(D)

To adjust for the low redemption 33%, high redemption 67%, and maximum redemption 100% scenarios. This amount was determined by taking an additional 33% of the shares subject to possible redemption balance of $21,313 as adjustment in each scenario.

(E)	To reclass the Investment held in trust balance to Cash.
(F)	To record the proposed PIPE investment of $30,000 equating to 3,000 shares of New Danam Class A common stock, assuming a ten dollar per share price.

(G)

To record the purchase accounting adjustments for the proposed acquisition of Wellgistics by Danam upon Closing of the Business Combination. The amount of Goodwill, being an estimate subject to valuation, does not include the effect of the earnout provision in the Business Combination agreement.

Wellgistics Acquisition
Assets acquired	15,632
Goodwill	17,079
Liabilities assumed	(9,136)
Total purchase price	23,575
Cash payment for Wellgistics	$9,825
Note payable to owners of Wellgistics	10,000
Stock payment for Wellgistics	3,750
Total purchase price	23,575
(H)

To record the purchase accounting adjustments for the proposed acquisition of Wood Sage by Danam at the time of Closing of the Business Combination. The amount of Goodwill is an estimate subject to valuation.

Wood Sage Acquisition
Assets acquired	1,789
Goodwill	422
Liabilities assumed	(1,811)
Total purchase price	400
(I)

To record the proposed bridge loan that Danam is seeking for up to a total of $1,000, for which the payment upon Closing of the Business Combination is projected to be $1,000 cash and 1,000 New Danam shares at the rate of up to one share for each one dollar of principal.

(J)	To settle vendor liability with stocks upon Closing of the Business Combination.
(K)	To record the compensation expense and cash payment for the Danam employee.
(L)	To record the accrual of $7,900 including G&A expenses of $143 and transaction costs of $7,757, as well as the related $7,800 payment in cash and $100 in New Danam Class A common stock to be issued.
(M)

To record the $1,000 Artemis convertible loan borrowed on July 5, 2023, which is to be paid upon the Closing of Business Combination, with a projected payment including $1,000 cash and 1,000 New Danam shares at the rate of up to one share for each one dollar of principal.

(N)	To record the July 10, 2023 redemptions by Artemis Trust investors.
(O)	To record the cancellation of the 8,000 private placement warrants.
(P)

To reclass the non-redeemed shares of Artemis Class A Common Stock subject to redemption to New Danam Class A common stock, initially in the no redemption scenarios, further adjusted as per Adjustment in Note D above.

(Q)	To record the payoff of Wellgistics loan upon Closing of the Business Combination.
(R)	To record the issuance of 1,000 shares of New Danam Class A common stock additionally as transaction costs to the proposed Danam Bridge Loan lender, see Adjustment Note I.
(S)	To record the issuance of 1,000 shares of New Danam Class A common stock additionally to the Artemis Convertible Loan lender, see Adjustment Note M.
(T)	To recognize the gain from extinguishing AP liabilities to vendors through company’s negotiation.

(U)	To reverse the tax provision for the six months ended June 30, 2023 and the year ended December 31, 2022, as well as the remained tax payable balance as of June 30, 2023.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 respectively are as follows:

(V)	To reverse the interest expense in conjunction with payoff of Wellgistics Debt upon the Closing of Business Combination.
(W)	To reverse the interest income on the Investment in Trust account.
(X)

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2022, the beginning of the earliest period presented. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming Maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

2. Earnings per Share

The unaudited pro forma condensed combined financial information has been prepared assuming the no redemptions, low redemptions, high redemptions, and Maximum redemptions scenarios:

	For the Six Months Ended June 30, 2023
				Pro Forma
	Pro Forma	Pro Forma	Pro Forma	Combined
	Combined	Combined	Combined	(Assuming
	(Assuming No –	(Assuming Low –	(Assuming High –	Maximum –
	0% Redemptions)	33% Redemptions)	67% Redemptions)	100% Redemptions)
Pro forma net loss	$(162)	$(162)	$(162)	$(162)
Weighted average shares outstanding, basic and diluted	27,695,277	26,998,308	26,280,219	25,583,250
Net loss per share – Basic and Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)

	Year Ended December 31, 2022
				Pro Forma
	Pro Forma	Pro Forma	Pro Forma	Combined
	Combined	Combined	Combined	(Assuming
	(Assuming No –	(Assuming Low –	(Assuming High –	Maximum –
	0% Redemptions)	33% Redemptions)	67% Redemptions)	100% Redemptions)
Pro forma net loss	$(24,575)	$(24,575)	$(24,575)	$(24,575)
Weighted average shares outstanding, basic and diluted	27,695,277	26,998,308	26,280,219	25,583,250
Net loss per share – Basic and Diluted	$(0.89)	$(0.91)	$(0.94)	$(0.96)

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical comparative unit and share information for Artemis and Danam, respectively, and unaudited pro forma condensed combined per share information of Artemis after giving effect to the Business Combination, assuming four redemption scenarios as follows:

●	Assuming No Redemptions: This presentation assumes that no Artemis public stockholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.
●	Assuming Low Redemptions: This presentation assumes that Artemis public stockholders holding 704,009 Public Shares will exercise their redemption rights for $7.1 million of funds in Artemis’s Trust Account.
●	Assuming High Redemptions: This presentation assumes that Artemis public stockholders holding 1,408,018 Public Shares will exercise their redemption rights for $14.2 million of funds in Artemis’s Trust Account.
●	Assuming Maximum Redemptions: This presentation assumes that Artemis public stockholders holding 2,112,027 Public Shares, will exercise their redemption rights for $ 21.1 million of funds in Artemis’s Trust Account.

This information is only a summary and should be read together with the audited and unaudited financial statements of Artemis and Danam and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited Artemis and Danam pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Artemis and Danam would have been had the companies been combined during the period presented.

	Scenario 1 Assuming No (0%) Redemptions	Scenario 2 Assuming Low (33%) Redemptions	Scenario 3 Assuming High (67%) Redemptions	Scenario 4 Assuming Maximum (100%) Redemptions
	(in thousands, except share and per share data)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the six months ended June 30, 2023
Net loss	$(162)	$(162)	$(162)	$(162)
Weighted average shares outstanding – basic and diluted	27,695,277	26,998,308	26,280,219	25,583,250
Basic and diluted net loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the year ended December 31, 2022
Net loss	$(24,575)	$(24,575)	$(24,575)	$(24,575)
Weighted average shares outstanding – basic and diluted	27,695,277	26,998,308	26,280,219	25,583,250
Basic and diluted net loss per share	$(0.89)	$(0.91)	$(0.94)	$(0.96)

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Artemis Strategic Investment Corporation

Artemis is a special purpose acquisition company formed for the purpose of effecting a Business Combination, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Artemis common stock, Units and Warrants are currently listed on Nasdaq under the symbols “Artemis”, “ARTEU”, “ARTE” and “ARTEW”, respectively. The mailing address for Artemis’ principal executive office is 3310 East Corona Avenue, Phoenix, Arizona 85040, and its telephone number at such office is (602) 346-0329.

Business Combination Sub

Business Combination Sub is a wholly-owned subsidiary of Artemis, incorporated in Delaware on August 2, 2023 solely for the purpose of consummating the Business Combination. Business Combination Sub owns no material assets and does not operate any business.

Danam Health, Inc.

Founded in 2022, Danam Health, Inc. is a holding company for several strategic businesses centered around pharmaceuticals and healthcare services, which will be acquired in connection with the Business Combination. As a micro health ecosystem, our portfolio of companies consists of a pharmacy, wholesale operations, and a technology division with a novel platform for hub and clinical services.

The mailing address of Danam’s principal executive office is 100 Whitaker Road, Lutz, FL 33549, and its telephone number is (408) 459-7579. For more information about Danam, see the sections entitled “Information About Danam” and “Danam’s Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

Sponsor

Artemis Sponsor, LLC, a Delaware limited liability company, is the sponsor of Artemis and currently owns approximately 22.6% of the issued and outstanding shares of Artemis Common Stock. Pursuant to the Business Combination Agreement, the Sponsor serves in the capacity as representative for specified stockholders of Artemis prior to the Closing, regarding matters set forth in the Business Combination Agreement after the Effective Time. The Sponsor’s principal executive office is 3310 East Corona Avenue, Phoenix, Arizona 85040, and its telephone number at such office is (602) 346-0329.

THE ARTEMIS SPECIAL MEETING

General

Artemis is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the board of directors for use at the Artemis Special Meeting to be held on [•], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Artemis’ stockholders with information they need to know to be able to vote or direct their vote to be cast at the Artemis Special Meeting.

This proxy statement/prospectus is being first mailed on or about [•], 2023 to all stockholders of record of Artemis as of on [•], 2023, which is the Record Date. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Artemis Special Meeting.

Date, Time and Place

The Artemis Special Meeting will be held as a “virtual meeting” via live audio webcast on [•], 2023 at [•] Eastern Time. Due to concerns about COVID-19 and warnings from public officials regarding public gatherings, you may also access Artemis’ proxy materials at the following website: https://www.cstproxy.com/[●].

Registering for the Artemis Special Meeting

As a registered Artemis stockholder, you received a proxy card from Continental Stock Transfer & Trust Company. The form contains instructions on how to attend the virtual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer & Trust Company at the phone number or e-mail address below. Continental Stock Transfer & Trust Company’s support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting [•], 2023 at [•] am Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/[●], enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Artemis stockholder that holds his, her or its shares in “street name,” which means his, her or its shares are held of record by a broker, bank or other nominee, may need to contact Continental Stock Transfer & Trust Company to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental Stock Transfer & Trust Company will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 (toll-free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 2186163#. This is listen-only, you will not be able to vote or enter questions during the meeting.

Purpose of the Artemis Special Meeting

At the Artemis Special Meeting, Artemis is asking its stockholders to consider and vote upon:

●	The Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.
●	The Amended and Restated Charter Proposal. The form of Amended and Restated Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus as Annex B.
●	The Nasdaq Proposal.

●	The Incentive Plan Proposal. A copy of the 2023 Plan to be used by New Danam from and after the Business Combination is attached to this proxy statement/prospectus as Annex D.
●	The ESPP Proposal. A copy of the ESPP to be used by New Danam from and after the Business Combination is attached to this proxy statement/prospectus as Annex E.
●	The Adjournment Proposal, if presented at the Artemis Special Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the Artemis Special Meeting if you owned shares of Artemis common stock at the close of business on [•], 2023 which is the Record Date. You are entitled to one vote for each share of Artemis common stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 7,143,277 shares of Artemis common stock outstanding, of which 2,112,027 are Public Shares, and 5,031,250 are Founder Shares held by the Initial Stockholders.

Vote of the Sponsor, Directors and Officers

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Artemis’ Initial Stockholders have waived any redemption rights, including with respect to shares of Artemis Class A Common Stock issued or purchased in the Artemis IPO or in the aftermarket, in connection with Business Combination. The Founder Shares held by the Sponsor have no redemption rights upon Artemis’ liquidation and will be worthless if no business combination is effected by Artemis by April 4, 2024 (as such deadline may be extended by amendment to Artemis’ organizational documents).

Quorum and Required Vote for Proposals

A quorum of Artemis stockholders is necessary to hold a valid meeting. A quorum will be present at the Artemis Special Meeting if a majority of the Artemis common stock outstanding and entitled to vote at the Artemis Special Meeting is represented in person or by proxy at the Artemis Special Meeting.

The approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Artemis common stock and a majority of the issued and outstanding shares of Artemis Class A Common Stock as of the Record Date for the Artemis Special Meeting.

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal each require the affirmative vote of the holders of a majority of the shares of Artemis common stock cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Artemis Special Meeting.

If the Business Combination Proposal is not approved, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal will not be presented to the Artemis stockholders for a vote. The approval of the Amended and Restated Charter Proposal, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are preconditions to the consummation of the Business Combination. The Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal, are conditioned on the approval of the Business Combination Proposal (and the Business Combination Proposal is conditioned on the approval of the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal). The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Business Combination Proposal does not receive the requisite vote for approval, then Artemis will not consummate the Business Combination. If Artemis does not consummate the Business Combination and fails to complete an initial business combination by April 4, 2024 and does not seek to obtain the approval of its stockholders for an Extension, Artemis will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders.

Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of the vote on the Nasdaq Proposal, the Incentive Plan Proposal, and the ESPP Proposal and Adjournment Proposal. The approval of the Amended and Restated Charter Proposal requires the affirmative vote of a majority of the issued and outstanding shares of Artemis common stock and a majority of the issued and outstanding shares of Artemis Class A Common Stock as of the Record Date. Accordingly, a Artemis stockholder’s failure to vote by proxy or to vote in person at the Artemis Special Meeting or an abstention will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal and the Business Combination Proposal.

Recommendation of Artemis’ Board of Directors

Artemis’ board of directors has unanimously determined that each of the proposals is fair to and in the best interests of Artemis and its stockholders, and has unanimously approved such proposals. Artemis’ board of directors unanimously recommends that stockholders:

●	vote “FOR” the Business Combination Proposal;
●	vote “FOR” the Amended and Restated Charter Proposal;
●	vote “FOR” the Nasdaq Proposal;
●	vote “FOR” the Incentive Plan Proposal;
●	vote “FOR” the ESPP Proposal; and
●	vote “FOR” the Adjournment Proposal, if it is presented to the meeting.

When you consider the recommendation of Artemis’ board of directors in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of Artemis’ board of directors and officers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Artemis. These interests include, among other things:

Voting Your Shares

Each share of Artemis common stock that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your shares of Artemis Common Stock at the Artemis Special Meeting:

1.	Vote by Internet.
●	Before the meeting: Go online to https://www.cstproxy.com/[●]. Use the Internet to transmit your voting instructions and for electronic delivery information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Artemis common stock.
●	During the meeting: Go online to https://www.cstproxy.com/[●]. You will be able to attend the Artemis Special Meeting online, vote your shares electronically until voting is closed and submit your questions during the Artemis Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Artemis common stock.
2.	Vote by mail. Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States). By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Artemis Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Artemis Special Meeting so that your shares will be voted if you are unable to attend the Artemis Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Artemis Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Artemis common stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Proposals. Votes submitted by mail must be received by [•], on [•], 2023.
3.	Vote by telephone. You may vote by proxy by calling and following the instructions on the proxy card. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of Artemis common stock.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change your vote or revoke your proxy at any time before it is exercised at the Artemis Special Meeting by doing any one of the following:

●	submitting a valid, later-dated proxy card or voting instructions via the Internet or by telephone before 11:59 p.m., Eastern Time, on the calendar day immediately preceding the Artemis Special Meeting, or by mail that is received prior to the Artemis Special Meeting;
●	sending a written revocation of a proxy to Artemis’ secretary at 3310 East Corona Avenue, Phoenix, Arizona 85040, that bears a date later than the date of the proxy you want to revoke and is received prior to the date of the Artemis Special Meeting; or
●	attending the Artemis Special Meeting (or, if the special meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person online, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Artemis common stock, you may call Alliance Advisors, Artemis’ proxy solicitor, at 800-574-6216 or by email bvalerio@allianceadvisors.com.

No Additional Matters May Be Presented at the Artemis Special Meeting.

The Artemis Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. Under Artemis’ bylaws, other than procedural matters incident to the conduct of the Artemis Special Meeting, no other matters may be considered at the Artemis Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Artemis Special Meeting.

Redemption Right

Pursuant to the Artemis Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the Artemis IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay the Company’s franchise and income taxes ). For illustrative purposes, based on funds in the Trust Account of approximately $22.9 million on September 6, 2023, the estimated per share redemption price would have been approximately $10.83. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to 15% or more of the shares of Artemis common stock included in the units of Artemis sold in the Artemis IPO (including overallotment securities sold to Artemis’ underwriters after the Artemis IPO).

In order to exercise your redemption rights, you must:

●	prior to 5:00 PM Eastern time on [•], 2023 (two (2) business days before the Artemis Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, Artemis’ transfer agent, at the following address:

Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

●	In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock; and
●	deliver your Public Shares either physically or electronically through DTC to Artemis’ transfer agent at least two (2) business days before the Artemis Special Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Artemis’ understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Artemis does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Artemis’ consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Artemis’ transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Artemis’ transfer agent return the shares (physically or electronically). You may make such request by contacting Artemis’ transfer agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Artemis common stock as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Artemis common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Artemis common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of Artemis common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Entity, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Artemis otherwise does not consummate an initial business combination by April 4, 2024 (as such deadline may be extended by amendment to Artemis’ organizational documents), Artemis will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public stockholders and the Warrants will expire worthless.

Appraisal Rights

Artemis stockholders do not have appraisal rights in connection with the Business Combination or the other proposals.

Proxy Solicitation

Artemis is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Artemis and its directors, officers and employees may also solicit proxies in person. Artemis will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Artemis will bear the cost of the solicitation.

Artemis has hired Alliance Advisors to assist in the proxy solicitation process. Artemis will pay that firm a fee of $19,500, plus disbursements.

Artemis will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Artemis will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Artemis or its securities, the Sponsor, Danam, and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who redeem, or indicate an intention to redeem, their Public Shares, or they may enter into non-redemption agreements or other transactions with such investors and others to provide them with incentives to not redeem Public Shares owned by them or to acquire Public Shares and not redeem them or vote their shares in favor of the Business Combination Proposal. Any such non-redemption agreements may provide for an agreement by the investor (i) not to redeem the Public Shares it owns, or (ii) to sell such Public Shares to the Sponsor, Danam or their respective affiliates, or (iii) to acquire Public Shares in the market or in privately negotiated transactions from other shareholders who redeem or indicate an intention to redeem, and to hold such Public Shares and not redeem them. Any Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the redemption price for the Public Shares, which is currently estimated to be $10.42 per share. Any Public Shares so purchased would not be voted by the Sponsor or its affiliates at the Special Meeting and would not be redeemable by the Sponsor or its affiliates. The purpose of such non-redemption agreements, share purchases or other transactions would be to decrease the number of Redemptions. In the event that the Sponsor, Artemis’ directors, officers, advisors, or their affiliates purchase shares in privately negotiated transactions from Artemis Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their Public Shares.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. Artemis will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

General

Holders of Artemis common stock are being asked to approve and adopt the Business Combination Agreement and the Business Combination. Artemis stockholders should read carefully this proxy statement/consent solicitation statement /prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section titled “— The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because Artemis is holding a stockholder vote on the Business Combination, Artemis may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of Artemis common stock as of the Record Date for the Artemis Special Meeting.

The Business Combination Agreement

The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A hereto, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Business Combination Agreement carefully and in its entirety (and, if appropriate, with the advice of financial and legal counsel) because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, which may be updated prior to the closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement

On August 7, 2023, Artemis entered into the Business Combination Agreement with Business Combination Sub and Danam, the Sponsor and Suren Ajjarapu as the Seller Representative, which was amended by that First Amendment to Agreement and Plan of Merger dated September 7, 2023. Unless otherwise defined herein, the capitalized terms used in this section “The Business Combination Proposal (Proposal 1) — The Business Combination Agreement” will have the meaning ascribed to such terms in the Business Combination Agreement.

Subject to the terms and conditions set forth in the Business Combination Agreement, among other matters, at the Effective Time:

(a)	the stockholders of Danam (each a “Danam Stockholder”) shall be entitled to receive a number of shares of Artemis Class A Common Stock (as defined below) with an aggregate value (the “Merger Consideration”) of $170 million (subject to adjustment by amounts of working capital and net debt as provided in the Business Combination Agreement), with each share valued at $10.00 per share, in an amount equal to such Danam Stockholder’s pro rata share of such Merger Consideration, in each case as provided in the Business Combination Agreement;
(b)	the outstanding publicly traded units of Artemis will be separated into their component securities, consisting of one share of Class A common stock, par value $0.0001 per share, of Artemis (the “Artemis Class A Common Stock”) and one-half of one redeemable public warrant, with each whole warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock at a purchase price of $11.50 per share (the “Public Warrant”);

(c)	pursuant to the amended and restated certificate of incorporation of Artemis, each Class B common stock, par value $0.0001 per share, of Artemis, will be automatically converted into one share of Artemis Class A Common Stock; and
(d)	each outstanding share of Artemis Class A Common Stock will be converted automatically into common stock, par value $0.0001 per share, of Artemis at and following the Closing, which will be renamed New Danam (the “New Danam Common Stock”), and each whole Public Warrant will become exercisable into one share of New Danam Common Stock.

Up to an additional 3,000,000 shares of New Danam Common Stock (the “Earnout Shares”) will be contingently issuable, in the form of an earnout, to those existing holders of Danam common stock immediately prior to the Effective Time (“Existing Danam Holders”), subject to certain terms and conditions relating to specified gross revenue of New Danam equal or exceeding $50 million at any time during the year ended December 31, 2024 (resulting in eligibility for a pro rata issuance to Existing Danam Holders of up to 1 million Earnout Shares), and $85 million at any time during the year ended December 31, 2025 (resulting in eligibility for a pro rata issuance of up to the remaining Earnout Shares).

Post-Business Combination Ownership of the Combined Entity

Immediately after the Closing, Artemis, which will be renamed Danam Health Holding Corporation will own 100% of Danam.

It is anticipated that, upon the completion of the Business Combination, Artemis’ public stockholders will retain an 2,112,027 aggregate ownership interest of approximately 7.3% of the outstanding capital stock of New Danam, the Initial Stockholders will retain an aggregate ownership interest of approximately 17.4% of the outstanding capital stock of New Danam, and the Danam stockholders will own approximately 58.1% of the issued and outstanding shares of New Danam Common Stock or 43.0% of New Danam Common Stock on a diluted basis (including vested Danam options as of December 31, 2022), immediately following the Closing (in each case, excluding outstanding unvested Danam options). The foregoing ownership percentages with respect to New Danam following the Business Combination exclude any outstanding Warrants and assumes that (i) there are no redemptions of any shares by Artemis’ public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2023 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) Artemis does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Artemis’ existing stockholders in New Danam will be different.

Merger Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

●	receipt of the Artemis stockholder approval;
●	receipt of the Danam Stockholder Approval;
●	expiration of any applicable waiting period under any antitrust laws;
●	receipt of requisite consents from governmental authorities to consummate the Transaction, and receipt of specified requisite consents from other third parties to consummate the Transaction;
●	the absence of any law or order that would prohibit the consummation of the Merger or other transactions contemplated by the Merger Agreement;
●	upon the Closing, after giving effect to the completion of the Redemption, Artemis shall have net tangible assets of at least $5,000,001;
●	the absence of any pending claim, demand, action, litigation complaint, or other proceeding by or before a governmental authority seeking to enjoin the consummation of the Merger and the Transaction;
●	the members of the Post-Closing Board shall have been elected or appointed as of the Closing;

●	the effectiveness of the Registration Statement;
●	Artemis and Danam shall have both received confirmation from Nasdaq that the Artemis Class A Common Stock and warrants shall be eligible for continued listing on the Nasdaq Global Market;

Unless waived by Artemis, the obligations of Artemis and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

●	the representations and warranties of Danam being true and correct as of the date of the Merger Agreement and as of the Closing except for (i) representations and warranties that address matters as of a particular date (which shall be accurate as of such date), and (ii) any failure to be true and correct that (without giving effect to any materiality or Material Adverse Effect limitations) individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;
●	Danam having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;
●	Absence of any Material Adverse Effect with respect to Danam and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;
●	Each Lock-Up Agreement and Non-Competition Agreement shall be in full force and effect;
●	Artemis having received a copy of Danam’s charter certified by the Secretary of State of the State of Delaware no more than ten business days prior to the Closing date;
●	Artemis having received a standard secretary’s certificates certifying to the validity and effectiveness of Danam’s organizational documents, resolutions of Danam’s board of directors, the required Company Stockholder approval and incumbency of officers to execute transaction agreements on behalf of Danam;
●	Artemis receiving a standard officers certificate signed by an executive officer of Danam certifying as to the satisfaction of the closing conditions regarding representations and warranties and covenants;
●	Artemis having received evidence reasonably acceptable to Artemis that Danam has completed the acquisitions of: (i) Wellgistics, LLC a Florida limited liability company (“Wellgistics”); and (ii) Wood Sage, LLC, a Florida limited liability company (“Wood Sage”);
●	Artemis having received a customary Registration Rights Agreement, waiver of deferred underwriting commissions from both underwriters involved in Artemis’ initial public offering executed by the relevant underwriters;
●	Artemis shall have received evidence reasonably acceptable to Artemis that Danam shall have converted, terminated, extinguished and cancelled in full any outstanding convertible securities or commitments therefor;
●	Artemis shall have received written confirmation, reasonably acceptable to Artemis, from both of the underwriters in its initial public offering that all outstanding deferred underwriting compensation otherwise due to them at or prior to the Closing, have been satisfied or waived in full;
●	The Exchange Agent shall have received the Transmittal Documents from each Company Stockholder; and
●	Artemis shall have received evidence reasonably acceptable to Artemis that Danam has terminated certain contracts with related persons as agreed to among the parties.

Unless waived by Danam, the obligations of Danam to consummate the Merger are subject to the satisfaction of the following additional conditions:

●	the representations and warranties of Artemis set forth in the Business Combination Agreement and any certificate being true and correct as of the date of the Merger Agreement and as of the Closing except for (i) representations and warranties that address matters as of a particular date (which shall be accurate as of such date), and (ii) any failure to be true and correct that (without giving effect to any materiality or Material Adverse Effect limitations) individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect;
●	Artemis having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior to the date of the Closing;
●	absence of any Material Adverse Effect with respect to Artemis and its subsidiaries, taken as a whole, since the date of the Business Combination Agreement which is continuing and uncured;
●	Danam having received a copy of the resignations of the directors and officers of Artemis, duly executed by the directors and officers Artemis;
●	Danam having received a customary Registration Rights Agreement executed by the Artemis and the Sponsor;
●	Danam having received a secretary’s certificate certifying to the validity and effectiveness of Artemis’ organizational documents, resolutions of Artemis’ board of directors, the Required Purchaser Stockholder Approval and incumbency of officers to execute transaction agreements on behalf of Danam;
●	Danam having received an officers certificate signed by an executive officer of Artemis certifying as to the satisfaction of the closing conditions regarding representations and warranties and covenants;
●	Artemis Class A Common Stock shall not have been suspended from trading as a result of a delisting from Nasdaq and the shares of Purchaser Class A Common Stock shall have been approved for continued listing on Nasdaq, subject to official notice of issuance;
●	All warrants issued to investors of the Purchaser Representative shall have been redeemed, canceled or otherwise forfeited; and
●	Artemis shall be in compliance in all material respects with the reporting requirements applicable to it under the Securities Exchange Act.

Covenants

Each party to the Business Combination Agreement has agreed to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including covenants with respect to: (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to their properties, books, records, contracts, personnel, and policies, (3) provision of financial statements by Danam; (4) Artemis’ stock listing; (5) notifications of certain breaches, consent requirements, material adverse changes or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) tax matters and transfer taxes; (8) further assurances; (9) confidentiality; (10) public announcements; and (11) proposed PIPE Investment and Non-Redemption Agreements; and (12) the HSR Act compliance (if applicable). There are also certain customary post-Closing covenants regarding: (1) maintenance of books and records; (2) indemnification of directors and officers; and (3) use of trust account proceeds.

Pursuant to the Business Combination Agreement, Artemis has agreed to file a Registration Statement on Form S-4 with respect to the issuance of the New Danam Common Stock to the Danam stockholders, which will contain a proxy statement/prospectus for the

Artemis Special Meeting for Artemis stockholders to consider the Business Combination Agreement and the related transactions and matters, including the Required Proposals described herein.

In the event that the Closing does not occur on or before December 31, 2023, Danam shall, as an accommodation to Artemis pay when due, all federal excises payable under the Inflation Reduction Act resulting from any redemptions by Artemis, in connection with an Extension occurring in calendar year 2023, of shares of Purchaser Class A Common Stock held by its Public Stockholders; provided that the amount of such payment shall increase the Business Combination Consideration by the amount of such excise tax.

Representations and Warranties

Under the Business Combination Agreement, Artemis made customary representations and warranties to Danam relating to, among other things: organization and standing; authorization; binding agreement; governmental approvals; non-contravention; capitalization; SEC filings and Artemis financials; absence of certain changes; compliance with laws; actions; orders; permits; taxes and returns; employees and employee benefit plans; properties; material contracts; transactions with affiliates; Business Combination sub activities; Investment Company Act; finders and brokers; ownership of Business Combination consideration shares; certain business practices; insurance; independent investigation; and information supplied.

Under the Business Combination Agreement, Danam made customary representations and warranties to Artemis relating to, among other things: organization and standing; authorization; binding agreement; capitalization; subsidiaries; governmental approvals; non-contravention; financial statements; absence of certain changes; compliance with laws; company permits; litigation; material contracts; intellectual property; taxes and returns; real property; personal property; title to and sufficiency of assets; employee matters; benefit plans; environmental matters; transactions with related persons; insurance; books and records; top customers and suppliers; certain business practices; Healthcare Industry Matters; Investment Company Act; finders and brokers; independent investigation; information supplied; and disclosure.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior the Closing, including among other reasons:

●	by mutual written consent of Artemis and Danam;
●	by either Artemis or Danam if the Closing has not occurred by the later of (i) 60 days after the filing of the Form S-4 and (ii) December 26, 2023, other than as a result of a breach by the party seeking termination but an extension of up to 60 days is permissible if the Purchaser obtains an Extension;
●	by either Artemis or Danam if a Governmental Authority (as defined in the Business Combination Agreement) shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Business Combination Agreement, but a party substantially causing the action of the Governmental Authority may not seek the termination;
●	by Artemis if Danam fails to obtain the required Company Stockholder approval;
●	by Danam if Artemis fails to obtain the required Artemis stockholder approval;
●	by Artemis upon a breach of any representation, warranty, covenant or agreement on the part of Danam set forth in the Business Combination Agreement, or if any representation or warranty of Danam becomes untrue and is not cured by Danam 20 days after written notice, provided Artemis is not in breach of the Business Combination Agreement;
●	by Danam upon a breach of any representation, warranty, covenant or agreement on the part of Artemis or Business Combination Sub set forth in the Business Combination Agreement, or if any representation or warranty of Artemis or Business Combination Sub becomes untrue and is not cured by Artemis 20 days after written notice, provided Danam is not in breach of the Business Combination Agreement;

●	by Artemis if there is a Material Adverse Effect (as defined in the Business Combination Agreement) on Danam and its subsidiaries, taken as a whole, that remains uncured; and
●	by Danam if there is a Material Adverse Effect (as defined in the Business Combination Agreement) on Artemis that remains uncured.

Trust Account

Danam agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Artemis’ Trust Account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Governing Law and Dispute Resolution

The Business Combination Agreement is governed by Delaware law and the parties are subject to exclusive jurisdiction of federal and state courts located in New York County, State of New York (and any appellate courts thereof), and each party waived its rights to a jury trial in connection therewith.

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to such agreement filed as an exhibit to this proxy statement/prospectus. Stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Voting Agreements

The Business Combination Agreement provides that certain Danam stockholders will enter into voting and Support agreements (the “Voting Agreements”). Pursuant to the Voting Agreements, each Danam stockholder party thereto agreed to, among other things, vote their Company Shares (as defined in the Business Combination Agreement) in favor of the adoption and approval of the Business Combination Agreement and the Transactions.

Registration Rights Agreement

Contemporaneously with the Closing of the Business Combination, Artemis, the Initial Stockholders and certain other Artemis shareholders parties thereto (collectively, the “Initial Holders”), Danam, and certain Danam stockholders will enter a Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Initial Holders and the undersigned parties listed under “Holder” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Amended Registration Rights Agreement). The Registration Rights Agreement would supersede the registration rights agreements between Artemis and certain of the Initial Holders.

Non-Competition and Non-Solicitation Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain Danam stockholders have entered into a Non-Competition and Non-Solicitation Agreement with Artemis, contingent upon Closing (each, a “Non-Competition and Non-Solicitation Agreement”). Pursuant to the Non-Competition and Non-Solicitation Agreement, each Danam party thereto agrees for a period of three years from the Closing not to directly or indirectly engage in the business or own, manage, finance or control, or participate in the ownership, management, financing or control of, or become engaged or serve as an officer, director, member, partner, employee, agent, consultant, contactor, advisor or representative of, a business or entity that engages in the business of a competitor.

Lock-Up Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain Danam stockholders have entered into a Lock-up Agreement with Artemis, contingent upon Closing (each, a “Lock-Up Agreement”). Pursuant to the Confidentiality and Lock-Up Agreements, each Danam stockholder party thereto will agree to a six month lock-up of its restricted Artemis securities following Closing, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Confidentiality and Lock-Up Agreement.

Founder Share Letter

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain Danam stockholders have entered into a Founder Share Letter with Artemis (the “Founder Share Letter”). Pursuant to the Founder Share Letter, 2,000,000 Earnout Shares shall not vest until the earlier of (i) 18 months following the Closing Date, (ii) ) the date on which the volume weighted average price of the New Danam Common Stock on the principal exchange on which such securities are then listed or quoted shall have been at or above $10.00 for twenty (20) or more trading days (which need not be consecutive) over a thirty (30) trading day period at any time during the Earnout Period, or (iii) ) early release upon certain corporate transactions.

Interests of Artemis’ Initial Stockholders, Directors and Officers in the Business Combination

When you consider the recommendation of Artemis’ board of directors in favor of approval of the Proposals, you should keep in mind that Artemis directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination on terms less favorable to shareholders rather than liquidating Artemis. These interests include, among other things:

●	If the Business Combination, or another business combination, is not consummated by April 4, 2024 (or such later date as may be extended by means of a further contribution to the Trust Account in accordance with the Artemis’ certificate of incorporation or amendment to such certificate), then Artemis will (i) cease all operations except for the purpose of winding up, (ii) redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.
●	The Sponsor (including its representatives and affiliates) and Artemis’ directors and officers, are, or may in the future become, affiliated with entities that are engaged in a similar business to Artemis’ and the Sponsor and Artemis’ directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Artemis completing its initial business combination, and as result of which, the Sponsor and Artemis’ officers and directors may become aware of business opportunities which may be appropriate for presentation to Artemis, and the other entities to which they owe fiduciary or contractual duties, and may have conflicts of interests in determining to which entity a particular business opportunity should be presented (and these conflicts may include presentation to other entities prior to their presentation, if at all, to Artemis, and may not always be resolved in the favor of Artemis, subject to applicable fiduciary duties under Delaware law, in that Artemis has provided in its amended and restated certificate of incorporation that Artemis has renounced its interest in any corporate opportunity presented to Artemis).
●	The Sponsor and its affiliates’ total potential ownership in the New Danam, assuming the exercise and conversion of all of securities following the consummation of the Business Combination , is estimated to comprise approximately 11.8% of outstanding New Danam Common Stock in a no redemption scenario, 12.1% of outstanding New Danam Common Stock in a 33% redemption scenario, 12.4% of outstanding Danam common stock in a 33% redemption scenario and 12.7% of outstanding New Danam Common Stock in a maximum redemption scenario (see the section entitled “Beneficial Ownership of Securities” for more information).
●	The Sponsor owns 3,412,816 Founder Shares, and purchased such shares (along with shares forfeited to the Artemis Anchor Investors) for an aggregate of $25,000. These 3,412,816 Founder Shares were converted by the Sponsor to Artemis Class A

Common Stock on June 29, 2023. The market value of such shares as of September 5, 2023 (assuming they are valued at the same price as the public shares) was approximately $36.1 million. These shares are expected to have a significantly higher value than $25,000 at the time of the Business Combination, and if Artemis does not complete an initial business combination, such shares will expire worthless.
●	The Sponsor purchased an aggregate of 8,000,000 Private Placement Warrants, at an aggregate purchase price of $8,000,000, or $1.00 per warrant, with each whole Private Placement Warrant entitling the holder thereof to purchase one share of Artemis Class A Common Stock for $11.50 per share, in the Private Placement consummated simultaneously with the IPO, which warrants will be worthless if a business combination is not consummated. The aggregate value of the 8,000,000 Private Placement Warrants held by the Sponsor is estimated to be approximately $3.6 million, assuming the per warrant value of the Private Placement Warrant is the same as the $0.036 closing price of the Public Warrants on Nasdaq on September 5, 2023;
●	The Initial Stockholders and each of their permitted transferees, including our officers and directors, have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and Founder Shares (but not public shares) held by them if Artemis fails to complete its initial business combination by the time required prior to Artemis’ liquidation in accordance with its amended and restated certificate of incorporation (which waiver was provided in connection with the Artemis IPO and without any separate consideration paid in connection with providing such waiver), and therefore if Artemis is unable to consummate a business combination by that time, those shares would expire worthless.
●	The Initial Stockholders, and each of their permitted transferees, including our officers and directors, have waived their redemption rights with respect to any Founder Shares (with respect to the Sponsor) and public shares held by them (other than relating to liquidating distributions to public shares from the Trust Account if Artemis fails to complete its initial business combination by the time required prior to Artemis’ liquidation in accordance with its amended and restated certificate of incorporation), which waiver was provided in connection with the IPO and without any separate consideration paid in connection with providing such waiver.
●	The Sponsor and the Artemis Anchor Investors can earn a positive rate of return on their overall investment in Artemis and Danam after the Business Combination, even if other holders of Artemis common stock experience a negative rate of return, due to having purchased the Founder Shares, as described above, for $25,000 or approximately $0.006 per share.

Certificate of Incorporation; Bylaws

Pursuant to the Business Combination Agreement, upon the Closing, the Artemis Charter will be amended and restated in accordance with the Amended and Restated Charter. See “The Amended and Restated Charter Proposal (Proposal 2).” We currently also expect that upon the Closing, Artemis’ bylaws will be amended and restated promptly to:

●	reflect necessary changes and to be consistent with the proposed Amended and Restated Charter; and
●	make certain other changes that our board of directors deems appropriate for a public operating company.

Name and Headquarters of the Combined Entity

The name of New Danam will be Danam Health Holdings Corporation and its headquarters will be located at 100 Whitaker Road, Lutz, FL 33549.

Background of the Business Combination

The Business Combination was the result of a broad search for a potential transaction using the network and investing and operating experience of the Artemis management team and the Artemis Board. The terms of the Business Combination Agreement were the result of extensive negotiations between Artemis and Danam. The following is a brief description of the background to the Business Combination and related transactions.

Artemis is a blank check company incorporated on January 4, 2021, as a Delaware corporation formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 4, 2021, Artemis completed its initial public offering of 20,125,000 Artemis Units, including the issuance of 2,625,000 Artemis Units as a result of the underwriters’ exercise of their over-allotment option in full, at a price of $10.00 per unit, generating gross proceeds of $201,250,000 before transaction costs (including deferred underwriting commissions of an aggregate of approximately $7,043,750 which, prior to the resignation of Barclays and fee waivers of Barclays and BMO, was to be paid to the underwriters of the IPO upon the completion of Artemis’ initial business combination as described below, but has been waived following their withdrawals). Each Artemis unit consists of one share of Artemis Class A Common Stock and one-half of one Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one share of Artemis Class A Common Stock at a price of $11.50 per share, subject to certain adjustments. Simultaneously with the closing of the initial public offering, Artemis completed the private sale of an aggregate of 10,000,000 Private Placement Warrants at a price of $1.00 per warrant, 8,000,000 of which were purchased by the Sponsor and 2,000,000 of which were purchased by certain Artemis Anchor Investors. At the closing of the initial public offering and the private sale of the Private Placement Warrants, Artemis placed a total of $205,275,000 into the Trust Account, or approximately $10.20 per Public Share.

In connection with Artemis’ initial public offering, Barclays and BMO acted as the representatives of the several underwriters. An aggregate amount of approximately $7,043,750 was to be paid as deferred underwriting commissions from the Trust Account, of which $4,578,438 was to be payable to Barclays and $2,465,312 was to be payable to BMO. An additional advisory fee of $3,000,000 was to be paid to Barclays contingent upon the consummation of the Business Combination or an alternate initial business combination that closes within 12 months of the termination of Barclays’ services under the engagement letter. Effective as of July 14, 2022, Barclays resigned from its role as financial and capital markets advisor to Artemis and waived its entitlement to all fees, including its portion of the deferred underwriting commissions and the additional advisory fee. Effective as of July 20, 2022, BMO waived its entitlement to its portion of the deferred underwriting commissions in connection with the IPO. Prior to the consummation of its initial public offering, neither Artemis nor its representatives contacted any prospective business combination targets.

Following the closing of its initial public offering, Artemis’ officers and directors commenced an active search for prospective businesses or assets to acquire in an initial business combination. During this process, Artemis considered approximately forty potential target businesses (including Danam) with contemplated valuations ranging from approximately $300 million to approximately $6 billion, consistent with its strategy to identify companies in experiential entertainment with disruptive technology. Representatives of Artemis contacted or were contacted by numerous third parties, including financial advisors, who presented ideas for business combination opportunities with respect to companies in the gaming, entertainment, sports and technology sectors. Some of the potential target businesses were based in the United States but a majority of these potential target businesses had strong international operations with plans to expand or enter into North America. Barclays assisted in the general identification, selection and evaluation of these potential targets. Barclays was subsequently engaged by Artemis as its exclusive financial and capital markets advisor, formalized by an engagement letter, dated as of March 8, 2022, pursuant to which Barclays would receive an additional advisory fee of $3,000,000 contingent upon the consummation of the Business Combination or an alternate initial business combination that closes within 12 months of the termination of Barclays’ services under the engagement letter. As additional consideration for the services to be provided by Barclays, Artemis agreed that Barclays would have the right to arrange or lead certain financings of Artemis for a period of 12 months following Closing or, in the event that Artemis is not the surviving entity of its initial business combination (which is the case in the proposed Business Combination with Danam), to use commercially reasonable efforts to cause the surviving entity to provide Barclays with such right. Effective as of July 14, 2022, Barclays resigned and withdrew from its role as financial and capital markets advisor and waived its entitlement to any fees and tail rights under the engagement letter.

Description of Negotiation Process with Candidates other than Danam

Artemis entered into non-disclosure agreements with approximately twenty (20) potential business combination targets. Upon preliminary review of information provided, Artemis ruled out ten of these potential target businesses as such businesses did not comport with the investment criteria laid out in Artemis’ IPO prospectus.

From mid-October 2021 through December 2021, Artemis held subsequent discussions with the remaining potential target businesses to evaluate their suitability. These efforts included multiple meetings with (i) two potential targets in the online business to business gambling industry (“Target A” and “Target B”); and (ii) a potential target in the sports media and betting industry (“Target C”). In the case of Target A and Target C, Artemis received access to a virtual data room in order to conduct preliminary diligence. In the case of Target B, Artemis provided an initial term sheet. None of these discussions, however, progressed to signed letters of intent due to various factors, including disagreement on valuation or lack of alignment on timing or process.

On March 30, 2022, Artemis entered into an agreement and plan of reorganization, as amended on September 2, 2022 and December 14, 2022 (the “Novibet Merger Agreement”), with Novibet PLC (“Novibet”), Komisium Limited, Logflex MT Holding Limited and Novibet Merger Sub Inc.

On June 6, 2023, Artemis informed Novibet and the other parties to the Novibet Merger Agreement of its decision to terminate the Novibet Merger Agreement, with immediate effect. The termination was made pursuant to Section 11.1(b) of the Novibet Merger Agreement, which permitted such termination if the transactions contemplated by the Novibet Merger Agreement had not been consummated by December 30, 2022. The termination of the Novibet Merger Agreement was reported on a Form 8-K filed with the SEC on June 9, 2023.

Subsequent to the termination of the Novibet Merger Agreement, Artemis held multiple meetings with (i) a potential target in the casino management industry and (ii) another potential target in the motorsport racing industry. None of these discussions, however, progressed to signed letters of intent due to various factors, including disagreement on valuation or lack of necessary interim financing.

Description of Negotiations between Artemis and Danam

In the first week of June 2023, in the context of understanding SPAC strategic alternatives, an investment banker at Cohen & Co. introduced Philip Kaplan, Artemis’ Co-Chief Executive Officer, and Thomas Granite, Artemis’ Chief Financial Officer at the time, to Suren Ajjarapu, Danam’s Chief Executive Officer and Chairman. An introductory call between Messrs. Kaplan and Ajjarapu took place on June 8, 2023, during which Mr. Kaplan, Mr. Granite and Mr. Ajjarapu spoke by phone to discuss possible business combination targets for Artemis. Mr. Ajjarapu raised the possibility of a business combination with Danam.

Following such discussions, on June 8, 2023, Danam granted Artemis access to a virtual data room (“VDR”) with more detailed Danam information in order for Artemis to commence initial due diligence regarding Danam. Between June 8, 2023 and June 10, 2023, calls were held between Mr. Kaplan and Mr. Ajjarapu regarding the potential terms of a business combination transaction, as well as capitalization structures that would result in the Combined Company being listed on Nasdaq after a business combination transaction.

On June 11, 2023, Mr. Kaplan sent an initial draft letter of intent (“LOI”) on behalf of Artemis to Mr. Ajjarapu, which was ultimately executed by both parties on June 20, 2023. The LOI terms proposed by Artemis included, among other things, (i) a forty-five mutual exclusivity period, (ii) proposed transaction consideration to Danam security holders consisting of newly issued shares of Artemis Class A Common Stock with an aggregate value of $170.0 million, subject to adjustment for Danam’s closing indebtedness (net of cash), valued at a price per share equal to the redemption price per Public Share of Artemis at the closing of the proposed business combination and (iii) a six-month post-closing lock-up period for Danam stockholders.

The proposed transaction consideration to Danam security holders described in clause (ii) aforementioned was proposed by Artemis management to Danam management and subsequently discussed between the parties prior to executing the LOI. Artemis management suggested offering Danam the transaction consideration with an aggregate value of $170 million, subject to adjustment for Danam’s net debt at Closing, on the basis of Artemis’s preliminary due diligence findings and the information about Danam shared with Artemis by Danam management and based on initial financial analyses carried out by Artemis management (which analyses were subsequently bolstered and refined and ultimately presented to the Artemis Board prior to the execution of the Business Combination Agreement, as further described under the heading “Comparable Company Analysis”).

Subsequent to the execution of the LOI on June 19, 2023, a “kick-off” meeting was held by teleconference on June 22, 2023, among representatives of Artemis and its legal counsel. During this meeting, the participants discussed the anticipated terms of the proposed business combination outlined in the LOI and a high-level anticipated timeline for the proposed transaction. Following that meeting, on June 29, 2023, Danam provided Artemis’ counsel access to the VDR containing certain financial and legal information of Danam.

Between June 20, 2023, and the date of execution of the Business Combination Agreement, representatives of Artemis held extensive meetings with representatives of Danam and Artemis management and gathered information to analyze and share with the Artemis Board in connection with Artemis’s evaluation of Danam and the proposed Business Combination. Among other things, Artemis management utilized the information provided by Danam management to inform its review and analysis of Danam’s business. As described below, Artemis management also analyzed and prepared comparisons of Danam with public companies with attributes similar to Danam’s. Artemis management also reviewed private company valuations for well-known comparable parties such as Capsule, Pillpack and Alto.

During the period between execution of the LOI and signing of the Business Combination Agreement, Artemis’s legal counsel conducted legal due diligence based on the documents and other information provided by Danam in the VDR and carried out meetings with Danam management and Danam’s counsel, Nelson Mullins Riley & Scarborough LLP (“NM”). Due diligence efforts focused, among other areas, on Danam’s capitalization, intellectual property and platform technology, material contracts and employment and benefits arrangements. To facilitate legal due diligence efforts, Danam uploaded customary due diligence documents into a data room. Shortly thereafter, on July 25, 2023, counsel to Artemis sent NM a supplemental legal due diligence request list, as further supplemented on July 27, 2023 and July 30, 2023, respectively, which requests were responded to by Danam and its counsel in writing, orally during meetings and by Danam periodically uploading responsive documents and other information to the VDR. Over the following weeks and until the Business Combination Agreement was signed, Artemis, Danam and their respective counsel continued to hold supplemental diligence meetings and engage in related communication, including on July 27, 2023, EGS and NM attended a meeting to discuss due diligence-related matters; periodic updates were provided by Artemis management to the Artemis Board, who were kept informed about the status of due diligence and transaction negotiations.

In parallel with legal diligence efforts, and after reviewing the qualifications, experience and reputation of several potential fairness opinion providers, Artemis engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) to act as a provider of the fairness opinion. On July 25, 2023, Artemis entered into an engagement letter with Marshall & Stevens, to evaluate the Transaction and opine as to the fairness, from a financial point of view, of the purchase price to be paid by Artemis to Danam. Marshall & Stevens considered the equity value of Danam as of a valuation date of July 28, 2023, and on August 3, 2023, Marshall & Stevens issued its final opinion and concluded that the Transaction was fair from a financial point of view.

While Artemis and its advisors continued to engage in due diligence, the parties and their legal counsel discussed and negotiated the terms of the Business Combination Agreement, an initial draft of which was prepared and sent by EGS to NM on July 11, 2023. Between July 11, 2023, and August 7, 2023, Artemis, EGS, NM, and Danam exchanged multiple drafts of the Business Combination Agreement. Numerous calls and virtual meetings between EGS and NM were held during this period to discuss the terms of the Business Combination Agreement, including meetings on July 6, 2023, July 27, 2023, and August 6, 2023. The topics discussed during these calls and virtual meetings included, without limitation, (i) the potential tax-related implication involved in the structure of the Business Combination, (ii) due diligence findings affecting the representations and warranties in the Business Combination Agreement, and (iii) review of the open workstreams and open negotiation points in the Business Combination Agreement and the Ancillary Agreements (defined below) in anticipation of signing of the Business Combination Agreement.

During the course of negotiations of the Business Combination Agreement, the parties also exchanged drafts of, and negotiated the terms of, the Form of Voting Agreement, Form of Lock-Up Agreement, Form of Non-Competition Agreement, and Form of Founder Share Letter (the “Ancillary Agreements”).

The Artemis Board was kept apprised on a regular basis by Artemis management of the status of negotiations with Danam. On August 3, 2023, Marshall & Stevens issued its final opinion to the Artemis Board, and on the same day, the Artemis Board convened a virtual meeting to consider the terms of the Business Combination Agreement and the transactions contemplated thereby. Artemis’ management team provided the Artemis Board with a summary of the overall process and progress of the proposed Business Combination. Thereafter, advisors of Marshall & Stevens participated in the initial portion of the meeting to provide the members of the Artemis Board a detailed overview of its fairness opinion work, process, and its findings regarding the valuation of Danam Health. Marshall & Stevens evaluated the fairness of the acquisition and concluded that the Transaction was fair from a financial point of view. Lastly, Artemis’ legal counsel gave brief presentations to the Artemis Board regarding (i) the terms of the Business Combination Agreement and the transactions contemplated thereby and (ii) the fiduciary duties of directors when considering whether to authorize a potential business combination transaction. After review and discussion, including questions from members of the

Artemis Board posed to legal counsel and to Artemis management, the Artemis Board adjourned the August 3, 2023, meeting, and agreed to take additional action with regard to the Business Combination Agreement by written consent, a form of which was circulated to the members of the Artemis Board on August 6, 2023. On August 6, 2023, the members of the Artemis Board agreed, by unanimous written consent, to approve the proposed final version of the Business Combination Agreement and the transactions contemplated thereby and recommended that Artemis’s stockholders adopt and approve in all respects the Business Combination Agreement and the transactions contemplated thereby.

On August 7, 2023, Artemis and Danam executed the Business Combination Agreement and the applicable Ancillary Agreements and issued a joint press release announcing the transaction. Since the date that the Business Combination Agreement was executed, the parties have held, and expect to continue to hold, regular discussions regarding the timing of consummating the Business Combination and various preparatory efforts in connection therewith.

The Artemis Board’s Reasons for the Approval of the Business Combination

In reaching its unanimous resolutions (i) that the Business Combination Agreement, the ancillary agreements and the transactions contemplated thereby are fair, advisable and in the best interests of Artemis and its stockholders, (ii) approving the Business Combination, the Business Combination Agreement and the ancillary documents and the transactions contemplated thereby, (iii) recommending the approval and adoption by Artemis’ stockholders of each of the proposals that will be presented to Artemis’ stockholders at the Special Meeting, including the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby, and (iv) directing that the Business Combination, the Business Combination Agreement and the transactions contemplated thereby be submitted for consideration by Artemis’ stockholders; the Artemis Board considered and evaluated a range of factors, including, but not limited to, the factors discussed below. In light of the complexity of those factors, the Artemis Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual directors may have given different weight to different factors. The Artemis Board cautions investors that there can be no assurance about future results, including results considered or expected as disclosed below. This explanation of the Artemis Board’s reasons for approving the Business Combination and all other information presented in this section are forward-looking in nature and therefore should be read in light of the factors discussed under “Forward-Looking Statements.” Prior to reaching the decision to approve the Business Combination Agreement and the Business Combination, the Artemis Board consulted with Artemis’ management, as well as its external advisors.

In addition, before reaching the above resolutions, the Artemis Board reviewed various industry and financial data, including, but not limited to, Danam’s existing business model and historical and projected financials, and reviewed the results of Artemis’ advisors’ due diligence review of Danam, which included:

●	Research on the pharmaceutical industry in which Danam operates;
●	Extensive meetings with Danam’s management team and its advisors to understand and analyze Danam’s operations and financial prospects, including a visit to Danam’s offices in Lutz, Florida by members of Artemis’ management on July 24, 2023;
●	Legal and commercial due diligence of Danam’s material business contracts, books and records, regulatory compliance, intellectual property and information technology;
●	Financial projections of Danam;
●	Financial and market information prepared by Artemis’ financial and capital markets advisor;
●	Financial, tax, and accounting due diligence;
●	Regulatory due diligence; and
●	Review of Danam’s historical audited and unaudited financial statements.

In the prospectus for its initial public offering, Artemis identified the following general criteria and guidelines that it believed would be important in evaluating prospective target businesses:

●	Focus: Artemis’ management has extensive experience in the gaming, hospitality and entertainment industries and focused their search for a potential business combination target on companies that provide transformative technology to experiential entertainment within such industries in segments such as Online Casino, sports, Sports Betting and B/B iGaming, gaming technology and equipment, lodging, social and casual mobile games, restaurants and wellness, live entertainment and leisure.

●	Strong, Committed and Motivated Management Team: Artemis sought companies with professional management teams that have a proven track record of driving growth and creating long-term value for stockholders.
●	Benefit from Artemis’ Extensive and Diverse Operational Expertise: Artemis focused its search on companies for which the skills of Artemis’ management team and the Artemis Board can accelerate the growth position and financial performance of the target.
●	Highly Defensible Business Models with a Sustainable Competitive Advantage: Artemis sought companies that have defensible proprietary technology and intellectual property rights that are differentiated and superior to the industry standard, as Artemis believes these criteria will provide sustained and growing market share and leverage the target company’s ability to grow faster than the broader industry.
●	Transformative Business with Strong Runway for Growth: Artemis sought companies that create strong value for their customers by improving customer experience, including utilizing technology to enhance convenience, speed, personalization, frictionless transactions or other similar factors that seek to take advantage of liberalizing regulations and the shift from land-based to mobile entertainment.
●	Dislocated Valuations or Underperforming Peak Operations within Fundamentally Strong Sectors and Businesses: Artemis sought companies that possess fundamentally sound long-term business plans, particularly in the location-based experiential entertainment sector that had been temporarily disrupted due to COVID-19.
●	Appropriate Valuations Relative to Long Term Potential: As a value-centric investor, Artemis focused on the intrinsic value of a potential business combination by evaluating future cash flow potential, relative industry valuation metrics and precedent transactions, among other items, with the intention of finding a business combination target with an attractive price relative to such intrinsic value.
●	Benefit from Being Public and Seek Opportunities for Add-on Strategic Acquisitions to Further Grow Stockholder Value: Artemis focused its search on companies with management and stakeholders who aspire to have their company become a public entity and generate substantial growth. Artemis also planned to utilize the Sponsor’s extensive networks to source and execute additional opportunities to help the business combination target grow through acquisitions, if appropriate or beneficial.

These criteria and guidelines were not intended to be exhaustive. Artemis stated in its IPO prospectus that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that Artemis’ management may deem relevant.

The Artemis Board considered a number of factors when making its determination that the Business Combination is consistent with the investment criteria and guidelines listed above and in making its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including the following positive factors, although not weighted or in any order of significance:

●	High Growth Industry With Large Total Addressable Market (“TAM”) and Significant Growth Opportunity: The healthcare industry has seen rising costs, with $378 billion spent on prescription drugs in 2021 alone, and the industry is threatened with margin compression. The Artemis Board believes that there is a significant opportunity to lower these costs, improve medication adherence and promote favorable outcomes in patient care. The Artemis Board believes that Danam has the necessary experience and technology infrastructure to take advantage of this opportunity by combining its patient-centric prescription technology with its well-established value-added distribution platform.
●	Danam Revenue Performance and Growth Prospects: With approximately $31.9 million of revenue in 2022 and a business-to-business model for gaining further market penetration and adoption, the Artemis Board believes that Danam can generate self-funded growth and iteratively improve performance in existing markets.
●	Competitive Advantages: The Artemis Board believes that Danam’s relationships with biotechnology and specialty drug manufacturers, including exclusive or semi-exclusive relationships, provide a sustainable competitive advantage.
●	Scaled Cost Structure with High Operating Leverage: The Artemis Board believes that Danam benefits from significant economies of scale driven by highly scalable vertically integrated business model, which allows Danam to excel across numerous metrics as compared to peer companies, including larger, better capitalized market incumbents.
●	Market-Leading Software and Technology: Danam’s DelivMeds is self-developed proprietary technology. Based on its review of Danam’s software platform and its DelivMeds mobile application. Artemis believes that Danam’s systems and platform can be scaled up to support ongoing sustained growth.

●	Experienced and Motivated Management Team: The Artemis Board believes that Danam is led by an experienced management team with a depth of experience and a strong track record of success.
●	Opportunities for Growth by Roll-up Acquisitions: The Artemis Board believes that Danam is well positioned to consolidate a number of smaller players in an accretive manner, relying on Danam’s management’s expertise and the Sponsor’s extensive networks to source proprietary opportunities.
●	Anchor Investor Feedback: The Artemis Board considered the fact that, following the agreement on principal terms of the Merger, the feedback gathered from Artemis’ management from several of Artemis’ anchor investors indicates support by such investors for the Merger based on the contemplated valuation and other terms and conditions thereof.
●	Other Alternatives: The Artemis Board believes, after an extensive review of other business combination opportunities reasonably available to Artemis, that the proposed Business Combination represents the best potential initial business combination for Artemis in light of the valuation of the other targets, the competitive nature of the processes for the other targets, the estimated speed of executing a business combination and how the potential targets fit with Artemis’ investment criteria and guidelines, in each case, relative to Danam.
●	Terms of the Business Combination Agreement and Related Agreements: The Artemis Board reviewed the financial and other terms of the Business Combination Agreement and related agreements and determined that they were the product of arm’s-length negotiations among the parties.

The Artemis Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the factors listed below and the risks described in the section of this proxy statement/prospectus entitled “Risk Factors.” The factors listed below are not weighted or in any order of significance.

●	Competition: Danam’s business is rapidly evolving and Danam competes against a variety of companies, including larger, more established and better-capitalized companies and new entrants challenging Danam’s position.
●	Regulatory Risk: The realization of Danam’s business and financial projections depends on successful penetration of Danam in new jurisdictions by obtaining the necessary regulatory approvals and licenses in such jurisdictions. Any delays in obtaining or difficulty in maintaining such regulatory approvals and licenses may negatively affect Danam’s growth, including the growth of its customer base, or delay its ability to recognize revenue from such jurisdictions.
●	Potential Inability to Complete the Business Combination: The Artemis Board considered the possibility that the Business Combination may not be completed and the resulting potential adverse consequences to Artemis, in particular the expenditure of time and resources in pursuit of the Business Combination and the fact that the Business Combination Agreement prohibits Artemis from soliciting other initial business combination proposals while the Business Combination Agreement is in effect, which could limit Artemis’ ability to seek an alternative business combination. If the Business Combination is not completed, Artemis would have until April 4, 2024 (or such later date as provided in the Existing Artemis Charter) to complete an initial business combination.
●	Exercise of Redemption Rights by Public Stockholders: The Artemis Board considered the risk that some or all of the Public Stockholders would decide to exercise their redemption rights, thereby depleting the amount of cash available to New Danam following Closing.
●	Litigation: The Artemis Board considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin consummation of the Business Combination.
●	Interests of Certain Persons: Artemis’ officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Artemis Stockholders generally. For instance, the Sponsor, and the officers and directors of Artemis who have invested in the Sponsor entity, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Stockholders. See “Interests of Artemis’ Initial Stockholders, Directors and Officers in the Business Combination” for more information.
●	Other Risks: The Artemis Board considered various other risks associated with Danam’s business, as described in the section of this proxy statement/prospectus titled “Risk Factors.”

Comparable Company Analysis

In order to benchmark Danam’s pre-transaction enterprise value, Artemis’s management and the Artemis Board reviewed ratios of enterprise value to 2025 projected revenue, 2022 projected EBITDA, and 2025 projected EBITDA of several selected public companies (the “Comparable Companies”), based on company information, broker research and other publicly available information as of June 8, 2023 through June 10, 2023. Such data is set forth in the table below. Artemis’s management believed this data provided useful reference point on the value that the public markets would likely ascribe to Danam as a public company following the Business Combination. While these selected companies encompass several related sectors, they all have characteristics different from Danam (including with respect to size, growth rate and profitability), and the Board recognized that no company was identical in nature to Danam. Certain of the Comparable Companies were suggested by Danam. In each case, Artemis management’s considerations in selecting such comparable companies was based upon its application of its professional judgment and experience.

These Comparable Companies include:

●	AmerisourceBergen Corporation — sources and distributes pharmaceutical products.
●	Cardinal Health, Inc. — Integrated healthcare services and products providing customized solutions for hospitals, healthcare systems, pharmacies, ambulatory surgery centers, clinical laboratories, physician offices, and patients in the home.
●	GoodRx Holdings, Inc. — offers information and tools that enable consumers to compare prices and save on their prescription drug purchases in the United States.
●	Hims & Hers Health, Inc. operates a telehealth platform that connects consumers to licensed healthcare professionals.
●	McKesson Corporation — provides healthcare services in the United States and internationally. It operates through four segments: U.S. Pharmaceutical, Prescription Technology Solutions (RxTS), Medical-Surgical Solutions, and International.

The Artemis Board reviewed the Comparable Companies’ enterprise value as a multiple of EBITDA for the years ending December 31, 2024 and December 31, 2025 forecast for each Comparable Company, as provided by Danam from Cohen & Company and internal expertise. The multiples of enterprise value to EBITDA for the Comparable Companies ranged from 5.7x to 20.8x. The multiples selected were based upon the median and 25th percentile size-adjusted multiples.

EV/EBITDA
Company	2024E	2025E
AmerisourceBergen Corporation	6.7x	NA
Cardinal Health, Inc.	5.7x	NA
GoodRx Holdings, Inc.	9.5x	8.2x
Hims & Hers Health, Inc.	20.8x	12.2x
McKesson Corporation	6.2x	5.8x

Given the expected growth profile of Danam, the years ending December 31, 2024 and December 31, 2025 forecasted value indications utilizing the enterprise value as a multiple of EBITDA were weighted equally to arrive at the final range of value as these indications best reflect Danam’s normalized EBITDA indications. The indication of enterprise value for Danam using the guideline public company method in the final value conclusion was based on the multiple of EBITDA method and was estimated to be between approximately $175,000,000 to $200,000,000. Subsequently, the indication of equity value for Danam using the guideline public company method in the final value conclusion was estimated to be between approximately $175,000,000 to $200,000,000.

Artemis management and the Artemis Board also reviewed the following benchmarking data with respect to the selected comparable public companies:

Artemis’s management has extensive and diverse experience in the gaming, hospitality, entertainment and technology industries. Detailed descriptions of the experience of Artemis’s executive officers are included in the section of this proxy statement/prospectus entitled “Artemis Management — Directors and Executive Officers.” As a result, the members of the Artemis Board believe they are well qualified to evaluate the Business Combination. Additionally, the Artemis Board has extensive experience in investing, investment banking and operational management, which Artemis believes made them well qualified to oversee the due diligence efforts undertaken by Artemis’s management and evaluate the merits of the Business Combination.

Overall, the Artemis Board concluded that the potential benefits of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Artemis Board determined that the Business Combination is in the best interests of Artemis and its stockholders and presents an opportunity to increase shareholder value.

Impact of the Business Combination on Artemis’ Public Float

It is anticipated that, upon the completion of the Business Combination, Artemis’ public stockholders will retain an aggregate ownership interest of approximately 7.3% of the outstanding capital stock of New Danam, the Initial Stockholders will retain an aggregate ownership interest of approximately 17.4% of the outstanding capital stock of New Danam, and the Danam stockholders will own approximately 58.1% of the outstanding capital stock of New Danam. The foregoing ownership percentages with respect to New Danam following the Business Combination exclude any outstanding Warrants and assumes that (i) there are no redemptions of any shares by Artemis’ public stockholders in connection with the Business Combination or an Extension Redemption, (ii) no awards are issued under the 2023 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) Artemis does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by the Artemis’ existing stockholders in New Danam will be different.

The following tables summarize the pro forma New Danam shares of common stock issued and outstanding immediately after the Business Combination both on an issued and outstanding share and diluted basis, presented under the four redemption scenarios:

	No	%	Low	%	High	%	Maximum	%
Issued and Outstanding Share Basis	Redemption	Owned	Redemption	Owned	Redemption	Owned	Redemption	Owned
Artemis public shares	2,112,027	7.3%	1,415,058	5.0%	696,969	2.5%	—	—%
Artemis Founder Shares	5,031,250	17.4%	5,031,250	17.8%	5,031,250	18.2%	5,031,250	18.7%
Artemis shares issued in the merger	18,848,365	65.0%	18,848,365	66.6%	18,848,365	68.3%	18,848,365	70.1%
Artemis shares issued to Proposed PIPE Investors	3,000,000	10.3%	3,000,000	10.6%	3,000,000	10.9%	3,000,000	11.2%
Pro Forma common stock at June 30, 2023	28,991,642	100%	28,294,673	100%	27,576,584	100%	26,879,615	100%

	No	%	Low	%	High	%	Maximum	%
Diluted Basis(1)	Redemption	Owned	Redemption	Owned	Redemption	Owned	Redemption	Owned
Artemis public shares	12,174,527	31.1%	11,477,558	29.8%	10,759,469	28.5%	10,062,500	27.2%
Artemis Founder Shares	5,031,250	12.8%	5,031,250	13.1%	5,031,250	13.3%	5,031,250	13.6%
Artemis shares issued in the merger	18,948,365	48.4%	18,948,365	49.3%	18,948,365	50.2%	18,948,365	51.2%
Artemis shares issued to Proposed PIPE Investors	3,000,000	7.7%	3,000,000	7.8%	3,000,000	7.9%	3,000,000	8.1%
Pro Forma common stock at June 30, 2023	39,154,142	100%	38,457,173	100%	37,739,084	100%	37,042,115	100%
(1)	Diluted Basis is equal to the issued and outstanding share basis plus vested Converted Options as of June 30, 2023.

Opinion of Marshall & Stevens

On July 25, 2023, Artemis engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) to evaluate the fairness, from a financial point of view, to Artemis of the consideration to be received by Artemis in consideration of the issuance of its equity securities to the equity holders of Danam in connection with the anticipated acquisition by Artemis of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business (the “business”) of Danam. On August 3, 2023, Artemis’ board of directors met to review the proposed merger. During this meeting, Marshall & Stevens reviewed with Artemis’ board of directors certain financial analyses as described below and rendered its oral opinion to Artemis’ board of directors, which opinion was confirmed by delivery of a written opinion, dated August 3, 2023 (the “M&S Opinion”), to the effect that, as of August 3, 2023 and based on and subject to the matters described in its opinion, the purchase price being paid by Artemis for Danam in the transaction was fair, from a financial point of view, to (i) Artemis, and (ii) through their ownership in Artemis, the Public Stockholders.

The full text of M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex F and is incorporated into this proxy statement by reference in its entirety. Holders of the Class A Common Stock are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ opinion was provided to Artemis’ board of directors for their information in connection with their evaluation of the consideration to be received by Artemis in consideration of the issuance of its equity securities to the equity holders of Danam in the merger and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. The summary of Marshall & Stevens’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Marshall & Stevens:

●	reviewed the Business Combination Agreement dated August 6, 2023;
●	reviewed certain operating and financial information relating to Danam’s business and prospects, including financial statements for the two years ended December 31, 2021 and December 31, 2022, including the year to date period ended June 30, 2023, projections for the years ending December 31, 2023 through 2025, all as prepared by Danam’s management and provided to Marshall & Stevens;
●	spoke with certain members of Danam’s management regarding Danam’s operations, financial condition, future prospects and projected operations and performance and regarding the merger;
●	participated in discussions with the board and its counsel regarding Danam’s projected financials results, among other matters;
●	reviewed certain business, financial and other information regarding Danam that was furnished to it by Danam through its management;
●	reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis;
●	performed a discounted cash flow analysis based on the projected financial information provided by Danam’s management; and
●	conducted such other financial studies, analyses and inquiries as it deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Danam’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that Danam’s projected financial information provided to Marshall & Stevens was reasonably prepared on bases reflecting the best currently available estimates and judgments of Danam’s future financial results and condition. In evaluating fairness, Marshall & Stevens assumed a fair market value for Artemis’ shares of $10.00 per share (the estimated redemption value of such shares). This value was used, with the consent of Artemis’ board of directors, due to the fact that Artemis is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalent and an as yet to be approved merger agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the common stock to be issued pursuant to the Business Combination Agreement.

Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in Danam’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that Danam is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the merger), recapitalization, acquisition or merger, divestiture or spin-off (other than the merger or other publicly disclosed transactions).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Business Combination Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the merger will be satisfied without waiver thereof and (d) the merger will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Danam, Artemis or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which Danam or Artemis is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, of the consideration to be received by Artemis in consideration of the issuance of its equity securities to the equity holders of Danam in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Marshall & Stevens’ opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Artemis, nor did it address Artemis’ underlying business decision to proceed with the merger. Except as described herein, Artemis’ board of directors imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

In preparing its opinion to Artemis’ board of directors, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with Artemis’ board of directors in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Danam’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to Danam or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined between Artemis and Danam, and the decision to enter into the merger was solely that of Artemis’ board of directors. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by Artemis’ board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Artemis’ board of directors or Artemis management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with Artemis’ board of directors in connection with Marshall & Stevens’ opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.

Fees Paid to Marshall & Stevens

Marshall & Stevens was engaged on a fixed fee basis and their compensation is not contingent upon the completion of the transaction. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for the Sponsor.

Financial Projections

Using financial projections provided by Danam’s management, Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that Danam’s business is forecasted to generate for the financial years 2023 through 2025, then extended through 2030, plus the present value of the terminal value of Danam’s business in year 2031.

Discounted Cash Flow Analysis

The major inputs and assumptions used in Marshall & Stevens’s discounted cash flow method were as follows:

●	As discussed above, Danam provided the projections from December 31, 2023 through December 31, 2025, which was extended to December 31, 2030 by Marshall & Stevens reflecting a gradual decrease in revenue growth, margin improvements, and normalizing in the terminal year, in line with management’s estimate, as the basis for the Discounted Cash Flow analysis.
●	The duration of the projection provided assumes a time period by which Danam believes it would achieve a stabilized long term growth rate.
●	A weighted average cost of capital (WACC) was used as the discount rate in Marshall & Stevens’s analysis and applied to debt free, after-tax cash flows. The WACC was calculated to be approximately 17.0% and was determined based upon a cost of equity of approximately 19.0% and an after-tax cost of debt of approximately 5.0%.
●	A cost of equity was determined using a 20-year U.S. Treasury Rate (4.22%), Equity Risk Premium of 5.85% (Kroll Cost of Capital Navigator 2023 (“KCOC”)), Re-levered Equity beta of 0.84 based upon the Guideline Companies discussed below, a size premium of 4.83% based upon KCOC data for the 10th decile, and a company specific risk premium of 5.0% based upon anticipated forecast risk.
●	After-tax cost of debt was determined using BBB rated bond yields and a tax rate of 25.0%.
●	The debt-to-capital ratio was estimated at 15.0% and the equity-to-capital ratio was estimated at 85.0% using input from the Guideline Companies discussed below.
●	Estimated income tax expense of 25.0% of pre-tax income;

●	Capital expenditures requirements were forecast at 0.25% of net revenue, for the duration of the forecast period. This percentage falls in line with the comparable Guideline Public Companies selected for the valuation;
●	Working capital requirements were projected at 5.0% of the annual change in net revenue throughout the forecast period. This ratio falls in line with the selected Guideline Public Companies. The expectation that this level of debt-free, cash-free working capital would be sufficient going forward;
●	A terminal year multiple of 7.14 (Rounded) was calculated using the Gordon Growth Model and based upon a WACC of 17.0% and terminal growth rate of 3.0%.

Marshall & Stevens performed sensitivity analyses utilizing the projections, including varying the terminal growth rate, the WACC rate, and the revenue growth rate.

Marshall & Stevens first determined the enterprise value of Danam, which is defined as the market value of invested capital, less cash. The transaction is assumed to be on a ‘cash free, debt free’ basis and, therefore, Marshall & Stevens subsequently determined the fair value of equity by adding the estimated cash balance ($0) and subtracting the estimated debt balance ($0) as of the valuation date. The indication of enterprise value for Danam using the discounted cash flow method was based on the projections and was estimated to be between approximately $170,000,000 and $210,000,000. The indication of equity value for Danam using the discounted cash flow method using the projections was estimated to be between approximately $170,000,000 and $210,000,000.

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about Danam provided by Danam’s management and compared this information to certain financial information of thirteen (13) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to Danam (each a “Guideline Company” and, collectively, the “Guideline Companies”). The initial Guideline Companies were provided by Danam, and Marshall & Stevens reviewed these Guideline Companies to determine the comparability to Danam. Marshall & Stevens also performed their own independent search for other Guideline Companies, which were reviewed and verified by Danam, and subsequently included in the analysis. The criteria for selecting the Guideline Companies were mainly based upon each Guideline Company’s industry and business description.

Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Shareholders are referred to, and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.

AmerisourceBergen Corporation (NYSE:ABC)

AmerisourceBergen Corporation sources and distributes pharmaceutical products. Its U.S. Healthcare Solutions segment distributes brand-name and generic pharmaceuticals, over-the-counter healthcare products, home healthcare supplies and equipment, and related services to acute care hospitals and health systems, independent and chain retail pharmacies, mail order pharmacies, medical clinics, long-term care and alternate site pharmacies, and other customers. The company also provides pharmacy management, staffing, and other consulting services; supply management software to retail and institutional healthcare providers; packaging solutions to various institutional and retail healthcare providers; clinical trial support, product post-approval, and commercialization support services; data analytics, outcomes research, and additional services for biotechnology and pharmaceutical manufacturers; and pharmaceuticals, vaccines, parasiticides, diagnostics, micro feed ingredients, and other products to customers in the companion animal and production animal markets, as well as demand-creating sales force services to manufacturer. In addition, this segment distributes plasma and other blood products, injectable pharmaceuticals, vaccines, and other specialty products; and provides other services primarily to physicians who specialize in various disease states, primarily oncology, as well as to other healthcare providers, including hospitals and dialysis clinics. The company’s International Healthcare Solutions segment offers international pharmaceutical wholesale and related service, and global commercialization services; and distributes pharmaceuticals, other healthcare products, and related services to pharmacies, doctors, health centers and hospitals primarily in Europe. This segments also provides specialty transportation and logistics services for the biopharmaceutical industry. The company was incorporated in 2001 and is headquartered in Conshohocken, Pennsylvania.

Cardinal Health, Inc. (NYSE:CAH)

Cardinal Health, Inc. operates as an integrated healthcare services and products company in the United States, Canada, Europe, Asia, and internationally. It provides customized solutions for hospitals, healthcare systems, pharmacies, ambulatory surgery centers, clinical laboratories, physician offices, and patients in the home. The company operates in two segments, Pharmaceutical and Medical. The Pharmaceutical segment distributes branded and generic pharmaceutical, specialty pharmaceutical, and over-the-counter healthcare and consumer products. The segment also provides services to pharmaceutical manufacturers and healthcare providers for specialty pharmaceutical products; operates nuclear pharmacies and radiopharmaceutical manufacturing facilities; repackages generic pharmaceuticals and over-the-counter healthcare products; and offers medication therapy management and patient outcomes services to hospitals, other healthcare providers, and payers, as well as provides pharmacy management services to hospitals. The Medical segment manufactures, sources, and distributes Cardinal Health branded medical, surgical, and laboratory products and devices that include exam and surgical gloves; needles, syringe, and sharps disposals; compressions; incontinences; nutritional delivery products; wound care products; single-use surgical drapes, gowns, and apparels; fluid suction and collection systems; urology products; operating room supply products; and electrode product lines. The segment also distributes a range of national brand products, including medical, surgical, and laboratory products; provides supply chain services and solutions to hospitals, ambulatory surgery centers, clinical laboratories, and other healthcare providers; and assembles and sells sterile, and non-sterile procedure kits. The company was incorporated in 1979 and is headquartered in Dublin, Ohio.

CVS Health Corporation (NYSE: CVS)

CVS Health Corporation provides health services in the United States. It operates through Health Care Benefits, Pharmacy Services, and Retail/LTC segments. The Health Care Benefits segment offers traditional, voluntary, and consumer-directed health insurance products and related services. It serves employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers, governmental units, government-sponsored plans, labor groups, and expatriates. The Pharmacy Services segment offers pharmacy benefit management solutions, including plan design and administration, formulary management, retail pharmacy network management, mail order pharmacy, specialty pharmacy and infusion, clinical, and disease and medical spend management services. It serves employers, insurance companies, unions, government employee groups, health plans, prescription drug plans, Medicaid managed care plans, plans offered on public health insurance and private health insurance exchanges, other sponsors of health benefit plans, and individuals. This segment operates retail specialty pharmacy stores; and specialty mail-order, mail-order dispensing, and compounding pharmacies, as well as branches for infusion and enteral nutrition services. The Retail/LTC segment sells prescription and over-the-counter drugs, consumer health and beauty products, and personal care products; and provides health care services through its MinuteClinic walk-in medical clinics. This segment also distributes prescription drugs; and provides related pharmacy consulting and other ancillary services to care facilities and other care settings. The company was formerly known as CVS Caremark Corporation and changed its name to CVS Health Corporation in September 2014. CVS Health Corporation was incorporated in 1996 and is headquartered in Woonsocket, Rhode Island.

GoodRx Holdings, Inc. (NasdaqGS:GDRX)

GoodRx Holdings, Inc., through its subsidiaries, offers information and tools that enable consumers to compare prices and save on their prescription drug purchases in the United States. The company operates a price comparison platform that provides consumers with curated, geographically relevant prescription pricing, and access to negotiated prices through GoodRx codes that are used to save money on prescriptions across the United States. It also offers other healthcare products and services, including subscriptions, pharma manufacturer solutions, and telehealth services. It serves pharmacy benefit managers that manage formularies and prescription transactions, including establishing pricing between consumers and pharmacies. GoodRx Holdings, Inc. was incorporated in 2015 and is headquartered in Santa Monica, California.

Hims & Hers Health, Inc. (NYSE: HIMS)

Hims & Hers Health, Inc. operates a telehealth platform that connects consumers to licensed healthcare professionals. The company offers a range of health and wellness products and services available to purchase on its websites and mobile application directly by customers. It also provides prescription medication on a recurring basis and ongoing care from healthcare providers; and over-the-counter drug and device products, cosmetics, and supplement products, primarily focusing on wellness, sexual health and wellness, skincare, and hair care. The company’s curated non-prescription products include vitamin C, melatonin, biotin, and collagen protein supplements in the wellness category; moisturizer, serums, and face wash in the skincare category;

condoms, climax delay spray and wipes, vibrators, and lubricants in the sexual health and wellness category; and shampoos, conditioners, scalp scrubs, and topical treatments, such as minoxidil in the hair care category. In addition, it offers medical consultation services, as well as health and wellness products through wholesale partners. The company is based in San Francisco, California.

LifeMD, Inc. (NasdaqGM: LFMD)

LifeMD, Inc. operates as a direct-to-patient telehealth company that connects consumers to healthcare professionals for care across various indications, including urgent and primary care, men’s and women’s health, and dermatology, chronic care management, and others in the United States. The company provides ShapiroMD, a telehealth platform brand that offers access to virtual medical treatment, prescription medications, patented doctor formulated OTC products, topical compounded medications, and food and drug administration approved medical device for male and female hair loss; RexMD, a men’s telehealth brand that offers virtual medical treatment from licensed providers for a variety of men’s health needs; LifeMD Primary Care, a virtual primary care platform that provides patients with primary care, urgent care, and chronic care needs, as well as offers a mobile first platform that incorporates virtual consultations and treatment, prescription medications, diagnostics, and imaging; Cleared, a telehealth brand that provides personalized treatments for allergy, asthma, and immunology; and NavaMD, a female-oriented and tele-dermatology brand that offers virtual medical treatment from dermatologists and other providers. It also offers PDFSimpli, an online software-as-a-service platform that allows users to create, edit, convert, sign, and share PDF documents. The company sells its products directly to consumers and through e-commerce platforms, as well as through third party partner channels. The company was formerly known as Conversion Labs, Inc. and changed its name to LifeMD, Inc. in February 2021. LifeMD, Inc. was founded in 1994 and is headquartered in New York, New York.

McKesson Corporation (NYSE:MCK)

McKesson Corporation provides healthcare services in the United States and internationally. It operates through four segments: U.S. Pharmaceutical, Prescription Technology Solutions (RxTS), Medical-Surgical Solutions, and International. The U.S. Pharmaceutical segment distributes branded, generic, specialty, biosimilar and over-the-counter pharmaceutical drugs, and other healthcare-related products. This segment also provides practice management, technology, clinical support, and business solutions to community-based oncology and other specialty practices; and consulting, outsourcing, technological, and other services, as well as sells financial, operational, and clinical solutions to pharmacies. The RxTS segment serves biopharma and life sciences partners and patients to address medication challenges for patients by working across healthcare; connects patients, pharmacies, providers, pharmacy benefit managers, health plans, and biopharma companies to deliver innovative solutions to help people get the medicine needed to live healthier lives; and provides prescription price transparency, benefit insight, dispensing support, third-party logistics, and wholesale distribution support services. The Medical-Surgical Solutions segment provides medical-surgical supply distribution, logistics, and other services to healthcare providers, including physician offices, surgery centers, nursing homes, hospital reference labs, and home health care agencies. The International segment offers distribution and services to wholesale, institutional, and retail customers in Europe and Canada. McKesson Corporation was founded in 1833 and is headquartered in Irving, Texas.

TRxADE HEALTH, Inc. (NasdaqCM: MEDS)

TRxADE HEALTH, Inc. operates as a health services IT company in the United States. The company focuses on digitalizing the retail pharmacy experience by optimizing drug procurement, prescription journey, and patient engagement. It operates the TRxADE drug procurement marketplace, which offers price transparency, purchasing capabilities, and other value-added services; and offers patient centric telehealth services under the Bonum Health brand name. The company was formerly known as Trxade Group, Inc. and changed its name to TRxADE HEALTH, Inc. in June 2021. TRxADE HEALTH, Inc. is based in Lutz, Florida.

OptimizeRx Corporation (NasdaqCM: OPRX)

OptimizeRx Corporation, a digital health technology company, provides various solutions to life sciences organizations, healthcare providers (HCPs), and patients. Its products and applications include Evidence-Based Physician Engagement solution to assist HCPs in identifying patients who may be qualified for specific therapies, raise awareness of patient access pathways, and identify early indicators of non-adherence among patient populations; and Point of Care Banner messaging solution to deliver a variety of awareness and messaging within the clinical workflow. The company also offers Social Network Banner Messaging solution to deliver banner messaging to HCPs within their social network apps; Institutional Account-based Banner Messaging solution that provides its clients access to delivering banner messaging online and on the intranets of targeted health system accounts; and Financial Messaging solution, which provides prescribers visibility to branded copay offers and other patient support programs directly within their electronic health record and/or e-Prescribe systems. In addition, it provides Patient Engagement, a technology solution that provides digital messaging services through its cloud-based Mobile Health Messenger platform; HIPAA-compliant automated mobile messaging platform, which allows pharmaceutical manufactures and related entities to directly engage with patients to enhance regimen compliance; and Therapy Initiation Workflow, a group of digital solutions that focuses on accelerating patient access to treatments where time-consuming medical documentation is required of HCPs prior to pharmacies dispensing prescribed drugs. The company was founded in 2006 and is headquartered in Rochester, Michigan.

Rite Aid Corporation (NYSE: RAD)

Rite Aid Corporation, through its subsidiaries, operates a chain of retail drugstores in the United States. The company operates through two segments, Retail Pharmacy and Pharmacy Services. The Retail Pharmacy segment sells prescription drugs and provides various other pharmacy services and an assortment of products comprising over-the-counter medications, health and beauty aids, personal care products, seasonal merchandise, cosmetics, household items, food and beverages, greeting cards, seasonal and seasonal merchandise, pet care, and a variety of other everyday and convenience products, as well as brand and generic prescription drugs; and a private brand product line. It also operates retail pharmacies and clinics; and offers healthcare services, including administering immunizations for COVID-19, the flu, shingles, and others; assists its customers with high blood pressure, cholesterol, and diabetes; provides guidance on combating obesity and tobacco addiction; and educates customers on managing medications and potential side effects. The Pharmacy Services segment provides integrated suite of pharmacy benefit management (PBM) offerings, including technology solutions, mail delivery services, specialty pharmacy, network and rebate administration, claims adjudication, and pharmacy discount programs, as well as drug benefits under the federal government’s Medicare Part D program and insurance offerings for individuals and groups. This segment serves health plans, commercial employers, labor groups, and state and local governments. In addition, it offers its products through online retail site. Rite Aid Corporation was founded in 1962 and is headquartered in Philadelphia, Pennsylvania.

Tabula Rasa HealthCare, Inc. (NasdaqGM: TRHC)

Tabula Rasa HealthCare, Inc. operates as a healthcare technology company in the United States. The company operates in two segments, CareVention HealthCare and MedWise HealthCare. It offers EireneRx, a cloud-based medication decision-support and e-prescribing platform to access patient medication-related information; and MedWise Risk Score, a medication risk stratification technology for identification of patients in need of clinical intervention. The company also provides TruChart that offers electronic health records (EHR), care coordination, and financial management in one program allowing Programs of All-Inclusive Care for the Elderly (PACE) to track measurable outcomes in defined timeframes for the populations they serve; and PACElogic, which delivers sharable workflows comprising EHR, customer relationship management, claims adjudication, electronic data interchange, care management, coordination and planning, integration with community-based providers, and various federal and state that requires reporting. In addition, it provides clinical pharmacist collaboration, prescription fulfillment and adherence packaging, and pharmacy benefit management services, as well as health plan management services, including risk adjustment and third-party administrator services. As of December 31, 2022, it served approximately 150 healthcare organizations. The company provides cloud-based software applications to assist prescribers and pharmacists. Tabula Rasa HealthCare, Inc. was founded in 2009 and is headquartered in Moorestown, New Jersey.

UpHealth, Inc. (NYSE: UPH)

UpHealth, Inc., together with its subsidiaries, operates as a digital health services company in the Americas, Europe, and Asia. The company operates through three segments Integrated Care Management, Virtual Care Infrastructure, and Services segments. The Integrated Care Management segment offers SyntraNet, an integrated health management platform that enables clinical and community-based care teams to share information, coordinate care, manage utilization, and improve health outcomes for individuals and populations. The Virtual Care Infrastructure segment provides the Martti platform, a digital health infrastructure that enables its partners to implement unique, private-label telehealth strategies customized to their specific needs and markets, including integrated telehealth and language access services. Its platform also offers telemedicine, such as telestroke, teleneurology, and telepsychiatry services. The Services segment offers behavioral health and pharmacy services, as well as operates HelloLyf CX platform for digital dispensary services and HelloLyf HX platform for digital hospital services; and

provides diagnostic laboratory testing services. UpHealth, Inc. was founded in 2019 and is headquartered in Delray Beach, Florida.

Walgreens Boots Alliance, Inc. (NasdaqGS: WBA)

Walgreens Boots Alliance, Inc. operates as a pharmacy-led health and beauty retail company. It operates through two segments, the United States and International. The United States segment sells prescription drugs and an assortment of retail products, including health, wellness, beauty, personal care, consumable, and general merchandise products through its retail drugstores. It also provides central specialty pharmacy services and mail services. The company operates under the Walgreens and Duane Reade brands in the United States. The International segment sells prescription drugs; and health and wellness, beauty, personal care, and other consumer products through its pharmacy-led health and beauty retail stores and optical practices, as well as through boots.com and an integrated mobile application. It also engages in pharmaceutical wholesaling and distribution business in Germany. The company operates retail stores under the Boots, Benavides, and Ahumada in the United Kingdom, Thailand, Norway, the Republic of Ireland, the Netherlands, Mexico, and Chile. Walgreens Boots Alliance, Inc. was founded in 1901 and is based in Deerfield, Illinois.

The following is a table including details regarding the specific EBTIDA multiples considered for each Guideline Company:

Guideline Public Company Name	Ticker	CY+2	CY+3	Selected Size Discount/Premium	CY+2	CY+3
AmerisourceBergen Corporation	ABC	10.4x	NA	-0.4x	6.7x	NA
Cardinal Health, Inc.	CAH	8.3x	NA	-0.3x	5.7x	NA
CVS Health Corporation	CVS	6.6x	6.4x	-0.3x	4.5x	4.3x
GoodRx Holdings, Inc.	GDRX	11.3x	9.7x	-0.2x	9.5x	8.2x
Hims & Hers Health, Inc.	HIMS	24.7x	14.5x	-0.2x	20.8x	12.2x
LifeMD, Inc.	LFMD	7.2x	NA	0.0x	7.2x	NA
McKesson Corporation	MCK	10.2x	9.6x	-0.4x	6.2x	5.8x
TRxADE HEALTH, Inc.	MEDS	NA	NA	0.0x	NA	NA
OptimizeRx Corporation	OPRX	36.6x	17.5x	0.0x	36.6x	17.5x
Rite Aid Corporation	RAD	9.8x	9.7x	0.0x	9.7x	9.6x
Tabula Rasa HealthCare, Inc.	TRHC	14.7x	12.9x	0.0x	14.7x	12.9x
UpHealth, Inc.	UPH	12.7x	8.8x	0.0x	12.7x	8.8x
Walgreens Boots Alliance, Inc.	WBA	7.6x	NA	-0.2x	5.9x	NA
Min		6.6x	6.4x	NA	4.5x	4.3x
25th Percentile		8.1x	9.4x	NA	6.1x	7.6x
Median		10.3x	9.7x	NA	8.4x	9.2x
Average		13.4x	11.1x	NA	11.7x	9.9x
75th Percentile		13.2x	13.3x	NA	13.2x	12.4x
Max		36.6x	17.5x	NA	36.6x	17.5x

Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of EBITDA for the years ending December 31, 2024 and December 31, 2025 forecast for each Guideline Company. The multiples of enterprise value to EBITDA for the Guideline Companies ranged from 4.3x to 36.6x. The multiples selected were based upon the median and 25th percentile size-adjusted multiples.

Given the expected growth profile of Danam, the years ending December 31, 2024 and December 31, 2025 forecasted value indications utilizing the enterprise value as a multiple of EBITDA were weighted equally to arrive at the final range of value as these indications best reflect Danam’s normalized EBITDA indications. The selected EBITDA multiples were as follows:

	EBITDA
	Projected 12/31/2024	Projected 12/31/2025
Indicated Enterprise Value Calculation:
Danam Health Inc. Financial Metrics	$20,515,563	$24,793,320
Selected Multiples – Low	8.0x	7.5x
Selected Multiples – High	9.0x	8.5x
Indicated Enterprise Value – Low	$164,124,507	$185,949,900
Indicated Enterprise Value – High	$184,640,071	$210,743,220
Weights	50.0%	50.0%
Indicated Enterprise Value – Low	$82,062,254	$92,974,950
Indicated Enterprise Value – High	$92,320,035	$105,371,610
Indicated Enterprise Value (Rounded) – Low	$175,000,000
Indicated Enterprise Value (Rounded) – High	$200,000,000

The indication of enterprise value for Danam using the guideline public company method in the final value conclusion was based on the multiple of EBITDA method and was estimated to be between approximately $175,000,000 to $200,000,000. Subsequently, the indication of equity value for Danam using the guideline public company method in the final value conclusion was estimated to be between approximately $175,000,000 to $200,000,000.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method and the guideline public company method. A 90.0% weighting was placed on the discounted cash flow method given the detailed forecast provided by Danam management. A 10.0% weighting was placed on the multiple of EBITDA approach using the guideline public company method due to discrepancies in financial size, growth potential, and service offerings between the guideline companies and Danam.

Giving the weighing discussed above, Marshall & Stevens concluded to a final equity value range of approximately $170,000,000 to $210,000,000.

Estimated Fair Value of the Earnout and Total Consideration

Because the transaction consideration includes a contingent earnout, Marshall & Stevens performed an analysis of such earnout to compute its fair value as of the valuation date for purposes of determining total consideration paid. Such analysis uses a probability-based Monte Carlo simulation approach to determine the expected fair value of the 2024 Earnout Year (1,000,000 shares) and 2025 Earnout Year (2,000,000 shares) that will be granted based upon certain trigger points and as stated in the Business Combination Agreement. The values assigned to the shares were estimated based upon the average value of over 100,000 iterations that simulated share price and used the prices when achieved. Based upon this method, Marshall & Stevens estimated the fair value of the 2024 Earnout and 2025 Earnout to be $23,073,000 (Rounded). Therefore, total consideration was comprised of (a) the upfront consideration of 17,000,000 shares valued at $10.00 or $170,000,000 plus (b) the fair value of the 2024 Earnout and 2025 Earnout ($23,073,000) for total consideration of $193,073,000.

Satisfaction of 80% Test

It is a requirement under Nasdaq listing rules that any business acquired by Artemis have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of Danam considered in approving the transaction, including primarily a comparison of comparable companies, the Artemis’ board of directors determined that Danam had a fair market value of approximately $185 million. As of August 7, 2023, the date the Business Combination Agreement was executed, the balance of the funds in the Trust Account was approximately $22 million and the threshold amount for satisfaction of the 80% test was therefore approximately $17.6 million.

Accordingly, the Artemis’ board of directors determined that such test was met. Artemis’ board of directors believes that the financial skills and background of its members qualify it to conclude that the Business Combination with met this test.

Anticipated Accounting Treatment

Under any of the redemption scenarios, the Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded for the Business Combination, in accordance with GAAP. Danam has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) Danam’s former stockholders will have approximately 57% of the voting power under the no redemption scenario and approximately 61% of the voting power under the maximum redemption scenario; (ii) Danam will appoint the majority of the board of directors of New Danam; (iii) Danam’s existing management will comprise the management of New Danam; (iv) Danam will comprise the ongoing operations of New Danam; Danam is the larger entity based on historical revenues and business operations; and (vi) New Danam will assume Danam’s name.

Under this method of accounting, Artemis will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Danam issuing stock for the net assets of Artemis, accompanied by a recapitalization. The net assets of Artemis will be stated at historical cost, with no goodwill or other intangible assets recorded for the Business Combination.

Potential Purchases of Public Shares

In connection with the stockholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Artemis’ shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such stockholder to vote such shares in favor of the proposals presented at the Artemis Special Meeting. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. None of Artemis’ directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination and other proposals or, where the purchases are made by the Initial Stockholders, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the DOJ issues a Second Request, the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which Artemis and Danam each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither Artemis nor Danam is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations for (1) holders of shares of Artemis Class A Common Stock that (i) hold New Danam Common Stock following the adoption of the Amended and Restated Charter in connection with the Business Combination or (ii) elect to have their Artemis Class A Common Stock redeemed for cash if the Business Combination is completed and (2) holders of Danam stock. This discussion applies only to Artemis Class A Common Stock, New Danam Common Stock or Danam stock, as applicable, that is held as a capital asset for U.S. federal income tax purposes. This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, such as:

●	financial institutions or financial services entities;
●	broker dealers;
●	insurance companies;
●	dealers or traders in securities subject to a mark-to-market method of accounting with respect to shares of Artemis Class A Common Stock, New Danam Common Stock or Danam stock;
●	persons holding Artemis Class A Common Stock, New Danam Common Stock or Danam stock as part of a “straddle,” hedge, integrated transaction or similar transaction;
●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
●	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
●	U.S. expatriates or former long-term residents of the U.S.;
●	governments or agencies or instrumentalities thereof;
●	regulated investment companies or real estate investment trusts;
●	persons subject to the alternative minimum tax provisions of the Code;
●	persons who received their shares of Artemis Class A Common Stock, New Danam Common Stock or Danam common stock as compensation;
●	persons holding Artemis Class A Common Stock or Danam stock eligible for the benefits of Sections 1045 or 1202 of the Code;
●	partnerships or other pass-through entities for U.S. federal income tax purposes; and

●	tax-exempt entities.

If you are a partnership (or other pass-through entity) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners (or other owners) will generally depend on the status of the partners and your activities. Partnerships and their partners (or other owners) should consult their tax advisors with respect to the consequences to them under the circumstances described herein.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. No assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Ellenoff Grossman & Schole LLP will deliver an opinion that the statements under this section titled “The Business Combination Proposal (Proposal 1) — United States Federal Income Tax Considerations” constitute the opinion of Ellenoff Grossman & Schole LLP. In rendering its opinion, counsel assumes that the statements and facts concerning the Business Combination set forth in this proxy statement/prospectus and in the Merger Agreement, are true and accurate in all respects, and that the Business Combination will be completed in accordance with this proxy statement/prospectus and the Business Combination Agreement. Counsel’s opinion also assumes the truth and accuracy of certain representations and covenants as to factual matters made by Artemis, Danam and Merger Sub in tax representation letters provided to counsel. In addition, counsel bases its tax opinion on the law in effect on the date of the opinion and assumes that there will be no change in applicable law between such date and the time of the Business Combination. If any of these assumptions is inaccurate, the tax consequences of the Business Combination could differ from those described in this proxy statement/prospectus.

We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Artemis Class A Common Stock, New Danam Common Stock or Danam stock who or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation purposes regardless of its source; or
●	an entity treated as a trust for U.S. federal income tax purposes if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

A “Non-U.S. holder” is a beneficial owner of Artemis Class A Common Stock, New Danam Common Stock or Danam stock who, or that is, for U.S. federal income tax purposes:

●	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
●	a foreign corporation; or

●	an estate or trust that is not a U.S. holder.

Tax Consequences of the Business Combination to Holders of Danam Stock

Subject to the qualifications and assumptions described in this proxy statement/prospectus, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Danam stockholders generally will not recognize gain or loss upon the exchange of their Danam stock for New Danam Common Stock, except to the extent of cash received in lieu of a fractional share of New Danam Common Stock as described below. A U.S. holder who receives cash in lieu of a fractional share of New Danam Common Stock in the Merger will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received instead of a fractional share and the U.S. holder’s tax basis allocable to such fractional share. Danam stockholders generally will obtain a tax basis in the New Danam Common Stock they receive in the Merger equal to their tax basis in the Danam stock exchanged therefor, decreased by the amount of any tax basis allocable to a fractional share for which cash is received. The holding period of the shares of New Danam Common Stock received by a Danam stockholder in the Merger will include the holding period of the shares of Danam stock surrendered in exchange therefor.

Neither Artemis nor Danam has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Danam stock is urged to consult its own tax advisor with respect to the particular tax consequence of the Merger to such holder. If the Merger is not treated as a “reorganization” within the meaning of Section 368(a) of the Code, then each U.S. holder of Danam stock generally will be treated as exchanging its Danam stock in a fully taxable transaction in exchange for New Danam Common Stock. Danam stockholders will generally recognize capital gain or loss in such exchange equal to the difference between such stockholder’s adjusted tax basis in the Danam stock surrendered in the Merger and the fair market value of the New Danam Common Stock received in exchange therefor. Any recognized capital gain or capital loss will be long-term capital gain or capital loss if the U.S. holder has held the shares of Danam stock for more than one year. The deductibility of capital losses is subject to limitations. The tax consequences to a Non-U.S. holder if the Merger is treated as a taxable exchange of Danam stock by the Non-U.S. holder generally will be the same as described below under the section titled “Redemption of Artemis Class A Common Stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock” with respect to the Danam stock so exchanged.

If a holder acquired different blocks of Danam stock at different times or different prices, it is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances, including the possible application of the installment sale rules.

The Amended and Restated Charter

Holders of Artemis Class A Common Stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Amended and Restated Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Danam Common Stock after the adoption of the Amended and Restated Charter as that holder has in the corresponding Artemis Class A Common Stock immediately prior to the adoption of the Amended and Restated Charter and such holder’s holding period in the New Danam Common Stock would include the holder’s holding period in the corresponding Artemis Class A Common Stock. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Amended and Restated Charter does not result in an exchange by the holders of Artemis Class A Common Stock for New Danam Common Stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Amended and Restated Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Amended and Restated Charter in connection with the Business Combination.

The remainder of this discussion assumes that the adoption of the Amended and Restated Charter will not result in an exchange for U.S. federal income tax purposes.

Redemption of Artemis Class A Common Stock

In the event that a holder’s shares of Artemis Class A Common Stock are redeemed pursuant to the redemption provisions described in this proxy statement under the section entitled “Special Meeting of Artemis Stockholders — Redemption Rights”, the

treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of shares of Artemis Class A Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of Artemis Class A Common Stock, a U.S. holder will be treated as described below under the section entitled “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section entitled “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock.” If the redemption does not qualify as a sale of shares of Artemis Class A Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “— U.S. Holders — Taxation of Distributions,” and the tax consequences to a Non-U.S. holder described below under the section entitled “— Non-U.S. Holder — Taxation of Distributions.”

Whether a redemption of shares of Artemis Class A Common Stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of Artemis Class A Common Stock generally will be treated as a sale of Artemis Class A Common Stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include Artemis Class A Common Stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of Artemis Class A Common Stock must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of Artemis Class A Common Stock and the Artemis Class A Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other stock.

The redemption of Artemis Class A Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests is satisfied, then the redemption of shares of Artemis Class A Common Stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders — Taxation of Distributions,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders — Taxation of Distributions.” After the application of those rules, any remaining tax basis of the holder in the redeemed Artemis Class A Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders

This section applies to you if you are a U.S. holder.

Taxation of Distributions. If our redemption of a U.S. holder’s shares of Artemis Class A Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Artemis Class A Common Stock,” such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Artemis Class A Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described below under the section entitled “— Redemption of Artemis Class A Common Stock — U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the Maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the Artemis Class A Common Stock described in this proxy statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock. If our redemption of a U.S. holder’s shares of Artemis Class A Common Stock is treated as a sale, taxable exchange or other taxable disposition, as discussed above under the section entitled “— Redemption of Artemis Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the shares of Artemis Class A Common Stock redeemed. A U.S. holder’s adjusted tax basis in its Artemis Class A Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of Artemis Class A Common Stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Artemis Class A Common Stock so disposed of exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of Artemis Class A Common Stock (shares of Artemis Class A Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders

This section applies to you if you are a Non-U.S. holder.

Taxation of Distributions. If our redemption of a Non-U.S. holder’s shares of Artemis Class A Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of Class A common stock,” to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Artemis Class A Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Artemis Class A Common Stock, which will be treated as described below under the section entitled “— Redemption of Artemis Class A Common Stock — Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock.”

It may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and such determination will depend in part on a Non-U.S. holder’s particular circumstances, therefore we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Accordingly, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s shares of Artemis Class A Common Stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of Artemis Class A Common Stock”). There can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, the Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Artemis Class A Common Stock. If our redemption of a U.S. holder’s shares of Artemis Class A Common Stock is treated as a sale or other taxable disposition, as discussed above under the section entitled “— Redemption of Artemis Class A Common Stock,” a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

●	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);
●	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or
●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Artemis Class A Common Stock and, in the circumstance in which shares of Artemis Class A Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Artemis Class A Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of Artemis Class A Common Stock. There can be no assurance that Artemis Class A Common Stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation, and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to Artemis Class A Common Stock and proceeds from the sale, taxable exchange or taxable redemption of Artemis Class A Common Stock may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a Non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A Non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30 percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on Artemis Class A Common Stock. Previously, withholding with respect to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest was scheduled to begin on January 1, 2019; however, such withholding has been eliminated under proposed U.S. Treasury regulations, which can be relied on until final regulations become effective. In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisers regarding the effects of FATCA on a redemption of Artemis Class A Common Stock.

Vote Required for Approval

The Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding shares of Artemis common stock vote “FOR” the Business Combination Proposal and the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Artemis Special Meeting. Failure to vote by proxy or to vote in person at the Artemis Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Recommendation of the Board of Directors

ARTEMIS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARTEMIS STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE AMENDED AND RESTATED CHARTER PROPOSAL (PROPOSAL 2)

If the Business Combination is to be consummated, Artemis will replace the Artemis Charter, with the Amended and Restated Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Artemis Board, is necessary to adequately address the needs of New Danam following the Closing.

The following table sets forth a summary of the principal proposed changes and the differences between the Artemis Charter and the Amended and Restated Charter. This summary is qualified by reference to the complete text of the Restated Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Amended and Restated Charter in its entirety for a more complete description of its terms.

	Artemis Charter	Amended and Restated Charter

Number of Authorized Shares

The Artemis Charter authorized 401,000,000 shares, consisting of (a) 400,000,000 shares of common stock, including (i) 380,000,000 shares of Artemis Class A Common Stock, and (ii) 20,000,000 shares of Artemis Class B common stock, and (b) 1,000,000 shares of preferred stock.

The Amended and Restated Charter increases the total number of authorized shares of all classes of capital stock to [●] shares, consisting of [●] shares of New Danam Common Stock and [●] shares of preferred stock, each having a par value of $0.00001. As part of the transactions contemplated by the Business Combination Agreement, and in accordance with the Amended and Restated Charter, all shares of outstanding Artemis Class B common stock shall automatically converted, on a one-to-one basis, into shares of Artemis Class A Common Stock such that, at the effectiveness of the Amended and Restated Charter, only Artemis Class A Common Stock remain outstanding. All Artemis Class A Common Stock shall be renamed as Common Stock.

Name	Artemis Strategic Investment Corporation	Danam Health Holding Corporation
Purpose

The Artemis Charter provides that the purpose of Artemis is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon Artemis by law and those incidental thereto, Artemis shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of Artemis, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving Artemis and one or more businesses.

The Amended and Restated Charter provides that the purpose of New Danam is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.
Duration of Existence

The Artemis Charter provides that if Artemis does not consummate the Business Combination and fails to complete an initial business combination within 18 months from the closing of the Offering (subject to the requirements of law), it will be required to dissolve and liquidate its trust account by returning the then-remaining funds in such account to the Public Stockholders.

The Amended and Restated Charter deletes the liquidation provision in the Artemis Charter and retains the default of perpetual existence under the DGCL.

	Artemis Charter	Amended and Restated Charter

Provisions Specific to a Blank Check Company	Under the Artemis Charter, Article IX sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.

The Amended and Restated Charter deletes the provisions previously included as Article IX in the Artemis Charter in their entirety because, upon consummation of the Business Combination, Artemis will cease to be a blank check company. In addition, the provisions requiring that the proceeds from the Offering be held in a trust account until a business combination or liquidation of Artemis and the terms governing Artemis’ consummation of a proposed business combination will not be applicable following consummation of the Business Combination and thus will be deleted.

Composition of the Board of Directors	Under the Artemis Charter, Article V sets out the composition of the Board of Directors, dividing the board into two (2) classes, as nearly equal in number as possible, Class I and Class II.

The Amended and Restated Charter modifies the composition of the Board of Directors to be divided into three (3) classes, designated Class A, Class B, and Class C with each consisting as nearly as may be possible, one-third (1/3) of the total number of directors constituting the entire Board of Directors.

Choice of Forum

The Artemis Charter provides that unless Artemis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any Artemis stockholder to bring (i) any derivative action or proceeding brought on behalf of Artemis, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Artemis to Artemis or Artemis stockholders, (iii) any action asserting a claim against Artemis, its directors, officers or employees arising pursuant to any provision of the DGCL or the Artemis Charter or the Artemis bylaws, or (iv) any action asserting a claim against Artemis, its directors, officers or employees governed by the internal affairs doctrine. The exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and unless Artemis consents in writing to the selection of an alternative forum.

The Amended and Restated Charter, unless New Danam consents in writing to the selection of an alternative forum, generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of New Danam, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of New Danam to New Danam or New Danam’s stockholders, (iii) any action asserting a claim against New Danam, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Amended and Restated Charter or the Proposed Bylaws, (iv) any action asserting a claim against New Danam, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions, unless New Danam consents in writing to an alternative forum. The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Reasons for the Amendments to Artemis’ Charter

In the judgment of the Artemis Board, the Amended and Restated Charter is necessary to address the needs of New Danam following the Closing. In particular:

●	The greater number of authorized shares of capital stock is desirable for New Danam to have sufficient shares to complete the Business Combination. Additionally, the Artemis Board believes that it is important for us to have available for issuance a number of authorized shares sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares would be issuable for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans, pursuant to which we may provide equity incentives to employees, officers and directors. The Artemis Board believes that these additional shares will provide us with needed flexibility to issue shares in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. Following the consummation of the Business Combination, all outstanding shares of Artemis Class A Common Stock will be reclassified as shares of Common Stock on a one-to-one basis.
●	The additional changes to the Artemis Charter, including the name change from “Artemis Strategic Investment Corporation” to “Danam health Holding Corporation”, the change in purpose, the change in duration of existence, and the deletion of provisions specific to a blank check company, are necessary to adequately address the needs of New Danam following the Closing. The elimination of certain provisions related to Artemis’ status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve Artemis and allow New Danam to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the Artemis Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Artemis Charter require that proceeds from Artemis Offering be held in the Trust Account until a business combination or liquidation of Artemis has occurred. These provisions cease to apply once the Business Combination is consummated.
●	The Amended and Restated Charter increases the number of classes of directors from two to three, with staggered, three-year terms. We believe the three-class classified board structure will help to attract and retain qualified director candidates who are willing to make long-term commitments of their time and energy. In addition, the three-class classified board structure reduces New Danam’s vulnerability to coercive takeover tactics and inadequate takeover bids, by encouraging persons seeking control of New Danam to negotiate with the New Danam Board and thereby better positioning the New Danam Board to negotiate effectively on behalf of all of New Danam’s stockholders. The three-class classified board structure is designed to safeguard against a hostile purchaser replacing a majority of New Danam’s directors with its own nominees at a single meeting, thereby gaining control of New Danam and its assets without paying fair value to New Danam’s stockholders.
●	Artemis’ board believes the choice of forum provision is desirable to delineate matters for which the Court of Chancery of the State of Delaware or the federal district courts of the U.S., as applicable, is the sole and exclusive forum, in order that New Danam is not subject to such types of claims in numerous jurisdictions, unless New Danam consents in writing to the selection of an alternative forum.

Vote Required for Approval

The Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are conditioned on the approval of the Amended and Restated Charter Proposal at the Artemis Special Meeting.

This Amended and Restated Charter Proposal will be approved and adopted only if the holders of at least a majority of the issued and outstanding shares of Artemis common stock and holders of a majority of the issued and outstanding shares of Artemis Class A Common Stock vote “FOR” the Amended and Restated Charter Proposal and each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Artemis Special Meeting. Failure to vote by proxy or to vote in person online at the Artemis Special Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Amended and Restated Charter Proposal.

Recommendation of the Board

ARTEMIS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

ARTEMIS STOCKHOLDERS VOTE “FOR” APPROVAL OF THE AMENDED AND RESTATED CHARTER PROPOSAL.

THE NASDAQ PROPOSAL (PROPOSAL 3)

Overview

Upon the consummation of the Business Combination, we expect to issue up to 15,167,000 shares of Class A common stock to Danam stockholders in connection with the Business Combination subject to adjustment for indebtedness (net of cash) as set forth in the Business Combination Agreement, and up to 3,000,000 shares of Class A common stock upon satisfaction of specified gross revenue conditions.

For further information, please see the section entitled “The Business Combination Proposal (Proposal 1),” as well as the annexes to this proxy statement/prospectus.

Why Artemis Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635(a), (b), (c) and (d), as applicable.

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Stockholder approval of the Nasdaq Proposal is also a condition to the Closing under the Business Combination Agreement.

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, upon the consummation of the Business Combination, we expect to issue up to 15,167,000 shares of Class A common stock to Danam stockholders in connection with the Business Combination subject to adjustment for indebtedness (net of cash) as set forth in the Business Combination Agreement, and up to 3,000,000 shares of Class A common stock upon satisfaction of specified gross revenue conditions.

The issuance of the shares of Artemis Common Stock described above would result in significant dilution to Artemis stockholders and result in Artemis stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Artemis.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Nasdaq Proposal will have no effect and will not be presented at the Artemis Special Meeting. The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person online or by proxy and entitled to a vote at the Artemis Special Meeting.

Failure to submit a proxy or to vote online during the Artemis Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Nasdaq Proposal.

Recommendation of the Artemis Board of Directors

ARTEMIS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARTEMIS STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 4)

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the 2023 Plan. A number of shares of New Danam Common Stock equal to ten percent of the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination will initially be reserved for issuance under the 2023 Plan (subject to reduction for certain stock options granted by Danam prior to the Closing as provided in the 2023 Plan), and additional shares will become available for issuance under the 2023 Plan each year as described below under “Aggregate Share Limit.” Depending on the number of shares redeemed by Artemis’ public stockholders in connection with the Business Combination, we estimate that the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing will be between 25,583,250 and 27,695,277 (i.e. the initial share limit for the 2023 Plan would be between [●] million and [●] million shares). Our Board of Directors has approved the 2023 Plan, subject to stockholder approval at the Artemis Special Meeting.

The Company believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of the Company, and that incentive compensation plans like the proposed 2023 Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, our Board of Directors recommends that our stockholders approve the 2023 Plan.

Summary Description of the 2023 Equity Incentive Plan

The principal terms of the 2023 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2023 Plan, which appears as Annex D to this this proxy statement/prospectus.

Purpose. The purpose of the 2023 Plan is to promote the success of the Company by providing an additional means for us to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and stockholders.

Administration. The Company’s Board of Directors or one or more committees appointed by the Board of Directors will administer the 2023 Plan. The Board of Directors has delegated general administrative authority for the 2023 Plan to the Compensation Committee. The Board of Directors or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the 2023 Plan. (The appropriate acting body, be it the Board of Directors or a committee or other person within its delegated authority is referred to in this proposal as the “Administrator”).

The Administrator has broad authority under the 2023 Plan, including, without limitation, the authority:

●	to select eligible participants and determine the type(s) of award(s) that they are to receive;
●	to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;
●	to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the Maximum term of the award);
●	to cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

●	subject to the other provisions of the 2023 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;
●	to determine the method of payment of any purchase price for an award or shares of New Danam Common Stock delivered under the 2023 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of New Danam Common Stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;
●	to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where the Company or one of its subsidiaries operates or where one or more eligible participants reside or provide services;
●	to approve the form of any award agreements used under the 2023 Plan; and
●	to construe and interpret the 2023 Plan, make rules for the administration of the 2023 Plan, and make all other determinations for the administration of the 2023 Plan.

No Repricing. In no case (except due to an adjustment to reflect a stock split or other event referred to under “Adjustments” below, or any repricing that may be approved by stockholders) will the Administrator (1) amend an outstanding stock option or stock appreciation right to reduce the exercise price or base price of the award, (2) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (3) cancel, exchange, or surrender an outstanding stock option or stock appreciation right in exchange for an option or stock appreciation right with an exercise or base price that is less than the exercise or base price of the original award.

Eligibility. Persons eligible to receive awards under the 2023 Plan include officers or employees of the Company or any of its subsidiaries, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries. We estimate that, immediately following the Closing of the Business Combination, approximately [●] officers and employees of the Company and its subsidiaries (including all of the Company’s named executive officers), and each of the [●] members of the Company’s Board of Directors who are not employed by the Company or any of its subsidiaries (“Non-Employee Directors”), will be considered eligible under the 2023 Plan. In addition, we estimate that approximately [●] individual consultants and advisors engaged by the Company and its subsidiaries will then be considered eligible under the 2023 Plan.

Aggregate Share Limit. The Maximum number of shares of New Danam Common Stock that may be issued or transferred pursuant to awards under the 2023 Plan is determined as follows (such total number of shares, the “Share Limit”):

●	A number of shares of New Danam Common Stock equal to (x) ten percent multiplied by (y) the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination.

Additional Share Limits. The following other limits are also contained in the 2023 Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above and, in the case of share-based limits, are applied on a one-for-one basis without applying the premium share-counting ratio for full-value awards discussed above.

●	The number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is [●] shares. (For clarity, any shares issued in respect of incentive stock options granted under the plan will also count against the overall Share Limit above.)
●	Awards that are granted under the 2023 Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2023 Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by the Company to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $[●]; provided that this limit is $[●] as to (1) a Non-Employee Director who is serving as the independent

Chair of the Board of Directors or as a lead independent director at the time the applicable grant is made or (2) any new Non-Employee Director for the calendar year in which the non-employee director is first elected or appointed to the Board of Directors. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Company’s financial reporting. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Company or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Share-Limit Counting Rules. The Share Limit of the 2023 Plan is subject to the following rules:

●	Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2023 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Plan.
●	Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2023 Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be charged against the Share Limit with respect to such exercise.)
●	Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award granted under the 2023 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the 2023 Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Plan (but such shares shall not again become available for issuance as incentive stock options).
●	To the extent that an award granted under the 2023 Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Plan.
●	In the event that shares are delivered in respect of a dividend equivalent right granted under the 2023 Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the 2023 Plan other than the aggregate Share Limit.

In addition, the 2023 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2023 Plan. The Company may not increase the applicable share limits of the 2023 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards. The 2023 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in New Danam Common Stock or units of New Danam Common Stock, as well as cash bonus awards. The 2023 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of New Danam Common Stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of New Danam Common Stock on the date of grant. The Maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “Federal Income Tax Consequences of Awards Under the 2023 Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the U.S. Internal Revenue Code and the 2023 Plan. Incentive stock options may only be granted to employees of the Company or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of New Danam Common Stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of New Danam Common Stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The Maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2023 Plan include, without limitation, stock bonuses, restricted stock, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the 2023 Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals. The Administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2023 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of New Danam Common Stock, provided that any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).

Assumption and Termination of Awards. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Company, awards then-outstanding under the 2023 Plan will not automatically become fully vested pursuant to the provisions of the 2023 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2023 Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target” performance level), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2023 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

Transfer Restrictions. Subject to certain exceptions contained in Section 5.6 of the 2023 Plan, awards under the 2023 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2023 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, merger, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2023 Plan does not limit the authority of the Board of Directors or any committee to grant awards or authorize any other compensation, with or without reference to New Danam Common Stock, under any other plan or authority.

Termination of or Changes to the 2023 Plan. The Board of Directors may amend or terminate the 2023 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the Board of Directors. Unless terminated earlier by the Board of Directors and subject to any extension that may be approved by stockholders, the authority to grant new awards under the 2023 Plan will terminate on [•], 2033. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

U.S. Federal Income Tax Consequences of Awards under the 2023 Plan

The U.S. federal income tax consequences of the 2023 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2023 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local, or international tax consequences.

With respect to nonqualified stock options, the company is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the company is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the company will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2023 Plan in connection with a “change in control” (as this term is used under the U.S. Internal Revenue Code), the company may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the U.S. Internal Revenue Code (and certain related excise taxes may be triggered). Furthermore, under Section 162(m) of the Code, the aggregate compensation in excess of $1,000,000 payable to current or former named executive officers (including amounts attributable to equity-based and other incentive awards) may not be deductible by the Company in certain circumstances.

Specific Benefits under the 2022 Equity Incentive Plan

The Company has not approved any awards that are conditioned upon stockholder approval of the 2023 Plan. The Company is not currently considering any other specific award grants under the 2023 Plan. If the 2023 Plan had been in existence in fiscal 2022, the Company expects that its award grants for fiscal 2022 would not have been substantially different from those actually made by the Company in that year. For information regarding share-based awards granted to the Company’s named executive officers during fiscal 2022, see the material under the heading “Executive and Director Compensation” below.

Equity Compensation Plan Information

Artemis did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2022.

Vote Required

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Artemis Special Meeting, assuming that a quorum is present. Abstentions will have no effect on this Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

The approval and adoption of the Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, and each other proposal at the Artemis Special Meeting.

Recommendation of the Board

ARTEMIS’ BOARD UNANIMOUSLY RECOMMENDS THAT ARTEMIS’ STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

THE ESPP PROPOSAL (PROPOSAL 5)

Overview

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the ESPP. A Maximum number of shares of New Danam Common Stock equal to two percent of the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination will initially be reserved for issuance under the ESPP, and additional shares will become available for issuance under the ESPP each year as described below under “Limits on Authorized Shares; Limits on Contributions.” Depending on the number of shares redeemed by Artemis’ public stockholders in connection with the Business Combination, we estimate that the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing will be between 25,583,250 and 27,695,277 (i.e. the initial share limit for the ESPP would be [●]% of such outstanding numbers). Our Board of Directors has approved the ESPP, subject to stockholder approval at the Artemis Special Meeting.

Under the ESPP, shares of New Danam Common Stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of New Danam Common Stock at a discount during periodic offering periods. The ESPP will not be effective without stockholder approval.

The Board of Directors believes that the ESPP will help the Company retain and motivate eligible employees and will help further align the interests of eligible employees with those of the Company’s stockholders. The Company has not yet determined the timing of the initial offering period under the ESPP.

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which appears as Annex E to this proxy statement/prospectus.

Purpose. The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of New Danam Common Stock at a favorable price and upon favorable terms in consideration of the participating employees’ continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company’s employ and to advance the best interests of the Company and those of the Company’s stockholders.

Operation of the ESPP. It is currently expected that the ESPP will operate in successive six-month periods referred to as “Offering Periods.” The ESPP administrator may change the duration of Offering Periods from time to time in advance of the applicable Offering Period, provided that no Offering Period may be shorter than three months or longer than 27 months. The ESPP administrator may also provide that an Offering Period will consist of multiple “purchase periods,” with a purchase of shares under the ESPP to occur at the end of each such purchase period. However, only one Offering Period may be in effect at any one time.

On the first day of each Offering Period (referred to as the “Grant Date”), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of New Danam Common Stock. A participant must designate in the election the percentage of the participant’s compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant’s contributions under the ESPP will be credited to a bookkeeping account in his or her name. A participant generally may elect to terminate, but may not otherwise increase or decrease, his or her contributions to the ESPP during an Offering Period. Amounts contributed to the ESPP constitute general corporate assets of the Company and may be used for any corporate purpose.

Each option granted under the ESPP will automatically be exercised on the last day of the Offering Period with respect to which it was granted, or the last day of each purchase period for an Offering Period that consists of multiple purchase periods (each such date on which ESPP options are exercised is referred to as an “Exercise Date”). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant’s ESPP account balance as of the Exercise Date by the Option Price for the applicable period. The determination of the Option Price for each Offering Period (or each purchase period within an Offering Period) will be established by the ESPP administrator in advance of the applicable period, except that in no event may the Option Price be lower than the lesser of (i) 85% of the fair market value of a share of New Danam Common Stock on the applicable Grant Date, or (ii) 85% of the fair market value of a share of New Danam Common Stock on the applicable Exercise Date. A participant’s ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price for the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility. Only certain employees will be eligible to participate in the ESPP. To participate in an Offering Period, on the Grant Date of that period an individual must:

●	be employed by the Company or one of its subsidiaries that has been designated as a participating subsidiary;
●	be customarily employed for more than 20 hours per week; and
●	be customarily employed for more than five months per calendar year.

We estimate that, immediately following the Closing of the Business Combination, approximately 120 officers and employees of the Company and its subsidiaries (including all of the Company’s named executive officers), would be eligible to participate in the ESPP if the plan were then in effect.

Limits on Authorized Shares; Limits on Contributions. If stockholders approve the ESPP, a maximum number of shares of New Danam Common Stock equal to (i) [●] multiplied by (ii) the total number of issued and outstanding shares of New Danam Common Stock immediately following the Closing of the Business Combination will initially be available for delivery under the ESPP (provided that in no event shall this initial share limit exceed [●] shares). In addition, this share limit will automatically increase on the first trading day in January of each of the calendar years during the term of the ESPP, with the first such increase to occur in January 2024, by an amount equal to the lesser of (A) one percent of the total number of shares of New Danam Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B) [●] shares of New Danam Common Stock, or (C) such number of shares of New Danam Common Stock as may be established by the Board of Directors.

Participation in the ESPP is also subject to the following limits:

●	A participant cannot contribute more than 15% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.
●	A participant cannot purchase more than 5,000 shares of New Danam Common Stock under the ESPP in any one Offering Period (subject to adjustment by the ESPP administrator for any Offering Period that is longer or shorter than six months).
●	A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.
●	A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of all classes of stock of the Company or one of its subsidiaries or to the extent it would exceed certain other limits under the Code.

We have the flexibility to change the 15%-contribution and the individual-share limit referred to above from time to time without stockholder approval. However, we cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Antidilution Adjustments. As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation. A participant’s election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant’s participation in the ESPP generally will terminate if, prior to the applicable Exercise Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than 20 hours per week or five months per calendar year.

If a participant’s ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, the participant will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, the participant’s option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant’s termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions. A participant’s rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration. The ESPP is administered by the Board of Directors or by a committee appointed by the Board of Directors. The Board of Directors has appointed the Compensation Committee of the Board of Directors as the administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans. The ESPP does not limit the ability of the Board of Directors or any committee of the Board of Directors to grant awards or authorize any other compensation, with or without reference to New Danam Common Stock, under any other plan or authority.

Amendments. The Board of Directors generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable listing rules. The ESPP administrator also may, from time to time, without stockholder approval, designate those subsidiaries of the Company whose employees may participate in the ESPP and make certain other administrative changes as authorized by the plan.

Termination. No new Offering Periods will commence under the ESPP on or after [•], 2033, unless the Board of Directors terminates the ESPP earlier. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased. If an event occurs in which the Company does not survive (or does not survive as a public company in respect of its common stock), subject to any provision made by the Board of Directors for the assumption or continuation of the options then outstanding under the ESPP, the Offering Period then in progress will be shortened and the outstanding options will automatically be exercised on a date established by the ESPP administrator that is not more than 10 days before the closing of the transaction.

Federal Income Tax Consequences of the ESPP

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and does not describe state, local or international tax consequences.

The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant’s ESPP contributions are deducted from compensation that is taxable to the participant and for which the Company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a “Required Holding Period” before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Exercise Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date), or (2) the gain on the sale of the shares. Any portion of the participant’s gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a “Disqualifying Disposition” if the participant disposes of the shares before the Required Holding Period has been met. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Exercise Date on which the participant acquired the shares, and the Company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Exercise Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Exercise Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Exercise Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Exercise Date and the selling price of the shares. The Company will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of New Danam Common Stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Equity Compensation Plan Information

Artemis did not maintain, or have any securities authorized for issuance under, any equity compensation plans as of December 31, 2022.

Vote Required

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the stockholders represented in person or by proxy and entitled to vote thereon at the Artemis Special Meeting, assuming that a quorum is present. Abstentions will have no effect on this Proposal. Broker non-votes will have no effect with respect to the approval of this proposal.

The approval and adoption of the ESPP is conditioned on the approval of the Business Combination Proposal, and each other proposal at the Artemis Special Meeting.

Recommendation of the Board

ARTEMIS’ BOARD UNANIMOUSLY RECOMMENDS THAT ARTEMIS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 6)

Overview

The Adjournment Proposal, if adopted, will allow the Artemis Board to adjourn the Artemis Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Artemis’ stockholders in the event that based upon the tabulated vote at the time of the Artemis Special Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Amended and Restated Charter Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the ESPP Proposal. In no event will the Artemis Board adjourn the Artemis Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Artemis Charter and Delaware law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Artemis’ stockholders, the Artemis Board may not be able to adjourn the Artemis Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of holders of a majority of the shares of Artemis common stock represented in person online or by proxy and entitled to vote thereon at the Artemis Special Meeting to vote “FOR” the Adjournment Proposal. Failures to vote by proxy or to vote in person online at the Artemis Special Meeting or abstentions will have no effect on the outcome of the vote on the Adjournment Proposal.

Recommendation of the Artemis Board of Directors

ARTEMIS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARTEMIS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION RELATED TO ARTEMIS

Unless the context otherwise requires, references in this section to “Artemis,” “we,” “our,” “us” or “the Company” refer to Artemis Strategic Investment Corporation, a Delaware corporation.

Introduction

Artemis is a blank check company incorporated in Delaware on January 4, 2021, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Based on its business activities, Artemis is a “shell company” as defined under the Exchange Act, because it has no operations and nominal assets consisting almost entirely of cash. Although Artemis is not limited to a particular industry or geographic region for purposes of consummating a business combination, Artemis has focused its search for an initial business combination on companies that provide transformational technology to experiential entertainment within the gaming, hospitality and entertainment industries. Artemis has neither engaged in any operations nor generated any revenue to date. Prior to executing the Business Combination Agreement, Artemis’ efforts were limited to organizational activities, completion of the IPO and the identification and evaluation of possible acquisition targets for business combinations.

IPO

On October 4, 2021, Artemis consummated its IPO of 20,125,000 Artemis Units, including the full exercise of the over-allotment option of 2,625,000 Artemis Units. Each Artemis Unit consists of one share of Class A Common Stock and one-half of one redeemable Public Warrant, with each whole warrant entitling the holder thereof to purchase one share of Class A Common Stock at a purchase price of $11.50 per share commencing upon 30 days after Artemis’ completion of a business combination. The Artemis Units in the IPO were sold at an offering price of $10.00 per unit, generating total gross proceeds of $201,250,000.

Prior to the consummation of the IPO, on January 5, 2021, the Sponsor purchased 4,312,500 shares of Class B Common Stock for an aggregate purchase price of $25,000, or $0.006 per share. On March 16, 2021, Artemis effected a stock split of the Artemis Class B Common Stock, resulting in an aggregate of 5,031,250 shares of Class B Common Stock outstanding and held by the Sponsor. The number of Class B shares issued was determined based on the expectation that the total size of the IPO would be a Maximum of 20,125,000 Artemis Units if the underwriters’ option to purchase additional Artemis Units was exercised in full, and therefore, that such Class B shares would represent 20% of the issued and outstanding shares of Artemis Common Stock after the IPO. In connection with the purchase of Artemis Units in the IPO by the Artemis Anchor Investors, on October 4, 2021, the Sponsor forfeited 1,618,434 Class B shares and Artemis issued 1,618,434 Class B Shares to the Artemis Anchor Investors at the original purchase price of $0.006 per share.

Simultaneous with the closing of the IPO, Artemis consummated the sale of 8,000,000 Sponsor Warrants at a price of $1.00 per Sponsor Warrant in a private placement to the Sponsor, generating gross proceeds of $8,000,000, and consummated the sale of 2,000,000 Anchor Investor Warrants at a price of $1.00 per Anchor Investor Warrant in a private placement to certain Artemis Anchor Investors, generating gross proceeds of $2,000,000. The Private Placement Warrants are identical to the Public Warrants, except that, so long as they are held by their initial purchasers or their permitted transferees, (1) the Private Placement Warrants will not be redeemable by Artemis; (2) the Private Placement Warrants (including the shares of Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after Artemis completes its initial business combination; and (3) the Private Placement Warrants may be exercised by the holders on a cashless basis.

Artemis placed a total of $205,275,000 in the Trust Account. Except with respect to interest earned on the funds held in the Trust Account that may be released to Artemis to pay its taxes, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of Artemis’ initial business combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Existing Artemis Charter to modify the substance or timing of Artemis’ obligation to redeem 100% of the Public Shares if Artemis does not complete its initial business combination by the Liquidation Date or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of the Public Shares if Artemis is unable to complete an initial business combination by the Liquidation Date, subject to applicable law. Until the earlier of (i) the consummation of an initial business combination and (ii) the distribution of the Trust Account, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct United States government treasury obligations.

After the payment of underwriting discounts and commissions (excluding the deferred portion of approximately $7,043,750 in underwriting discounts and commissions, which has been waived by Barclays and BMO), $13,796,426 of offering costs related to the fair value of the Founder Shares issued to certain Artemis Anchor Investors, and approximately $894,595 in other offering costs, an amount of $205,275,000 of the net proceeds of the IPO and private placement was placed into the Trust Account and approximately $1,678,491 of the net proceeds of the IPO and private placement was not deposited into the Trust Account and was retained by Artemis for working capital purposes. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of [•], 2023, the record date, there was approximately $[•] in investments and cash held in the Trust Account and $[•] of cash held outside the Trust Account available for working capital purposes.

Fair Market Value of Target Business

It is a requirement under the Existing Artemis Charter and Nasdaq rules that Artemis’ initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination, although Artemis may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The Artemis Board determined that this test was met in connection with the proposed Business Combination as described in the section titled “The Business Combination Proposal — Satisfaction of 80% Test” herein.

Stockholder Approval of Business Combination

Under the Existing Artemis Charter, in connection with any proposed business combination, Artemis must seek stockholder approval of an initial business combination at a meeting called for such purpose at which Artemis Public Stockholders may seek to redeem their Public Shares for cash, regardless of whether they vote for or against the proposed business combination, subject to the limitations described in the prospectus for the IPO. Accordingly, in connection with the Business Combination, the Artemis Public Stockholders may seek to redeem their Public Shares in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Stockholder Meeting

Artemis’ Sponsor and its officers and directors at the time of the IPO have entered into agreements to vote their Founder Shares and any Public Shares purchased during or after the IPO in favor of Artemis’ initial business combination, and the Anchor Investors have entered into agreements to vote their shares of Artemis Class B Common stock in favor of Artemis’ initial business combination . As of the date hereof, the Sponsor owns approximately 47.8% of the total outstanding Artemis Common Stock, and the shares of Class B Common Stock held by the Anchor Investors represent approximately 22.7% of the total outstanding Artemis Common Stock. Accordingly, Artemis will receive sufficient votes to approve the Business Combination, regardless of how any other Artemis Public Stockholder votes its shares.

Permitted Purchases of Artemis Securities

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding Artemis or its securities, the Sponsor, Danam, and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or who redeem, or indicate an intention to redeem, their Public Shares, or they may enter into non-redemption agreements or other transactions with such investors and others to provide them with incentives to not redeem Public Shares owned by them or to acquire Public Shares and not redeem them or vote their shares in favor of the Business Combination Proposal. Any such non-redemption agreements may provide for an agreement by the investor (i) not to redeem the Public Shares it owns, or (ii) to sell such Public Shares to the Sponsor, Danam or their respective affiliates, or (iii) to acquire Public Shares in the market or in privately negotiated transactions from other shareholders who redeem or indicate an intention to redeem, and to hold such Public Shares and not redeem them. Any Public Shares purchased by the Sponsor or its affiliates would be purchased at a price no higher than the redemption price for the Public Shares, which is currently estimated to be $10.42 per share. Any Public Shares so purchased would not be voted by the Sponsor or its affiliates at the Special Meeting and would not be redeemable by the Sponsor or its affiliates. The purpose of such non-redemption agreements, share purchases or other transactions would be to decrease the number of Redemptions. In the event that the Sponsor, Artemis’ directors, officers, advisors, or their affiliates purchase shares in privately negotiated transactions from Artemis Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their Public Shares.

No agreements dealing with the above arrangements or purchases have been entered into as of the date of this proxy statement/prospectus. Artemis will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Liquidation if No Business Combination

The Existing Artemis Charter provides that Artemis will have until October 4, 2023 (or April 4, 2024) (collectively, the “Liquidation Date”) to complete its initial business combination. If Artemis is unable to complete an initial business combination by the Liquidation Date, Artemis will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Artemis Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the Artemis Board, liquidate and dissolve, subject in each case to Artemis’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to Public Warrants, which will expire worthless if Artemis fails to complete an initial business combination by the Liquidation Date.

Artemis’ Sponsor, officers and directors have agreed, pursuant to a letter agreement with Artemis dated September 29, 2021, that they will not propose any amendment to the Existing Artemis Charter to modify the substance or timing of Artemis’ obligation to redeem 100% of its Public Shares if Artemis does not complete an initial business combination by the Liquidation Date or with respect to any other material provisions relating to stockholders’ rights or pre-initial business combination activity, unless Artemis provides the Artemis Public Stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares.

Artemis expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1.7 million of proceeds held outside the Trust Account at the time of the IPO, although Artemis cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay taxes on interest income earned on the Trust Account balance, Artemis may request the trustee to release to Artemis an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

The proceeds deposited in the Trust Account could, however, become subject to the claims of Artemis’ creditors which would have higher priority than the claims Artemis Public Stockholders. Artemis cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.20. Under Section 281(b) of the DGCL, its plan of dissolution must provide for all claims against Artemis to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before Artemis makes any distribution of its remaining assets to its stockholders. While Artemis intends to pay such amounts, if any, Artemis cannot assure you that Artemis will have funds sufficient to pay or provide for all creditors’ claims.

Although Artemis will seek to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which Artemis does business execute agreements with Artemis waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Artemis Public Stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Artemis’ assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Artemis’ management will consider whether competitive alternatives are reasonably available to Artemis and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Artemis under the circumstances. Examples of possible instances where Artemis may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. The underwriters of the IPO and Artemis’ independent registered public accounting firm have not executed agreements with Artemis waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Artemis and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Artemis if and to the extent any claims by a third party for services rendered or products sold to Artemis, or a prospective target business with which Artemis has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act. However, Artemis has not asked the Sponsor to reserve for such indemnification obligations, nor has Artemis independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Artemis believes that the Sponsor’s only assets are securities of Artemis. Therefore, Artemis cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.20 per Public Share. In such event, Artemis may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Artemis’ officers or directors will indemnify Artemis for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, in each case, less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, the independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Artemis currently expects that the independent directors would take legal action on Artemis’ behalf against the Sponsor to enforce its indemnification obligations to Artemis, it is possible that the independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Artemis cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per share.

Artemis will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which Artemis does business execute agreements with Artemis waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that Artemis liquidates and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from Artemis’ Trust Account could be liable for claims made by creditors.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of Artemis’ Trust Account distributed to Artemis Public Stockholders upon the redemption of Artemis’ Public Shares in the event Artemis does not complete its initial business combination by the Liquidation Date may be considered a liquidating distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of Artemis’ Trust Account distributed to Artemis Public Stockholders upon the redemption of its Public Shares in the event Artemis does not complete an initial business combination by the Liquidation Date, is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution. If Artemis is unable to complete its initial business combination by the Liquidation Date, Artemis will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Artemis Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the Artemis Board, dissolve and liquidate, subject in each case to Artemis’ obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is Artemis’ intention to redeem its Public Shares as soon as reasonably possible following the Liquidation Date and, therefore, Artemis does not intend to comply with those procedures. As such, Artemis Stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the stockholders may extend well beyond the third anniversary of such date.

Because Artemis will not be complying with Section 280, Section 281(b) of the DGCL requires Artemis to adopt a plan, based on facts known to Artemis at such time that will provide for its payment of all existing and pending claims or claims that may be potentially brought against Artemis within the subsequent 10 years. However, because Artemis is a blank check company, rather than an operating company, and its operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from its vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. As described above, Artemis will seek to have all vendors, service providers, prospective target businesses or other entities with which Artemis does business execute agreements with Artemis waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account. As a result of this obligation, the claims that could be made against Artemis are significantly limited and the likelihood that any claim that would result in any liability extending to the Trust Account is remote. Further, the Sponsor may be liable only to the extent necessary to ensure that the amounts in the Trust Account are not reduced below (i) $10.20 per Public Share and (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case, net of the amount of interest withdrawn to pay taxes and will not be liable as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.

If Artemis files a bankruptcy petition or an involuntary bankruptcy petition is filed against Artemis that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Artemis cannot assure you Artemis will be able to return $10.20 per share to the Artemis Public Stockholders. Additionally, if Artemis files a bankruptcy petition or an involuntary bankruptcy petition is filed against Artemis that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by Artemis Stockholders. Furthermore, the Artemis Board may be viewed as having breached its fiduciary duty to Artemis’ creditors and/or may have acted in bad faith, and thereby exposing itself and Artemis to claims of punitive damages, by paying Artemis Public Stockholders from the Trust Account prior to addressing the claims of creditors. Artemis cannot assure you that claims will not be brought against Artemis for these reasons.

Redemption Rights

Redemption Rights for Artemis Public Stockholders upon Completion of the Business Combination

Any holder of Public Shares as of the record date may demand that Artemis redeem such Public Shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $10.83 per Public Share as of September 6, 2023), calculated as of two business days prior to the consummation of the Business Combination. If an Artemis Public Stockholder properly seeks redemption as described in this section and the Business Combination is consummated, Artemis will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account, and the Artemis Public Stockholder will no longer own these Public Shares following the Business Combination.

The per share amount Artemis will distribute to Artemis Public Stockholder who properly redeem their Public Shares will not be reduced by the deferred underwriting commissions it pays to the representatives of the underwriters. The Sponsor, officers and directors have entered into a letter agreement with Artemis, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares they may hold in connection with the completion of the Business Combination. The Sponsor and Artemis’ officers, and directors did not receive separate consideration for their waiver of redemption rights.

Limitations on Redemptions

In the event the aggregate cash consideration Artemis would be required to pay for all shares of Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to it, Artemis will not complete the Business Combination or redeem any shares in connection with such Business Combination, and all shares of Artemis Class A Common Stock submitted for redemption will be returned to the holders thereof. Artemis may, however, raise funds through additional debt or equity financing.

Notwithstanding the foregoing, an Artemis Public Stockholder, together with any affiliate or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the issued and outstanding Public Shares, without Artemis’ prior consent. Accordingly, all Public Shares in excess of 15% held by a stockholder, together with any affiliate or any other person with whom he, she or it is acting in concert or as group, will not be redeemed for cash without Artemis’ prior consent.

Manner of Conducting Redemptions

Each Artemis Public Stockholder may elect to redeem its Public Shares irrespective of whether they vote for or against the Business Combination Proposal or whether they were a stockholder on the record date for the stockholder meeting held to approve the Business Combination Proposal.

Holders of Public Shares who wish to exercise their redemption rights must, prior to [●], Eastern time, on [•], 2023 (two business days prior to the scheduled date of the Special Meeting), (a) submit a written request, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, Artemis’ transfer agent, that Artemis redeem their Public Shares for cash and (b) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian).

If the Business Combination is not approved or completed for any reason, then stockholders who elected to exercise their redemption rights will not be entitled to redeem their Public Shares for a pro rata portion of the Trust Account. In such case, Artemis will promptly return any Public Shares delivered by such holders.

Delivering Stock Certificates in Connection with the Exercise of Redemption Rights

Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their Public Shares.

Any request to redeem such Public Shares, once made, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with Artemis’ consent, until the Closing. A stockholder that has delivered his, her or its Public Shares to the Transfer Agent in connection with a redemption request who subsequently decides not to exercise redemption rights may withdraw the redemption request any time prior to the deadline for submitting redemption requests and thereafter, with our consent, until the Closing, by contacting the Transfer Agent and requesting that it return the Public Shares (physically or electronically) to such stockholder.

Facilities

Artemis currently maintains its principal executive offices at 3310 East Corona Avenue, Phoenix, Arizona 85040. The cost for this space, as well as for secretarial and administrative support services, is provided by the Sponsor at a rate of $10,000 per-month pursuant to a letter agreement between Artemis and the Sponsor. Artemis believes, based on rents and fees for similar services in the relevant areas, that the fee charged by the Sponsor is at least as favorable as Artemis could have obtained from an unaffiliated person. Artemis considers its current office space adequate for its current operations.

Upon consummation of the Business Combination or Artemis’ liquidation, Artemis will cease paying these monthly fees.

Employees

Artemis has three officers: Holly Gagnon, Philip N. Kaplan, and Scott Shulak. These individuals are not obligated to devote any specific number of hours to Artemis’s matters and they intend to devote only as much time as they deem necessary to its affairs. Artemis does not intend to have any full time employees prior to the consummation of the Business Combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Artemis or any members of Artemis’ management team in their capacity as such, and Artemis and the members of Artemis’ management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Artemis has registered the Artemis Units, Artemis Class A Common Stock, and Public Warrants under the Exchange Act and has reporting obligations, including the requirement that it file annual, quarterly and current reports with the SEC. Artemis has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

ARTEMIS’ MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Artemis before the Business Combination.

Directors and Executive Officers

The directors and executive officers of Artemis are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Holly Gagnon	60	Co-Chief Executive Officer, Chairperson of the Board and Principal Executive Officer
Philip Kaplan	56	Co-Chief Executive Officer, President and Principal Financial Officer
Scott Shulak	37	Senior Vice President, Acquisition and Accounting
Matthew Anfinson	44	Director
Rodney Butler	46	Director
Anna Massion	45	Director
Andro Londarse-León	46	Director
Leonard Wanger	58	Director

Holly Gagnon serves as our Co-Chief Executive Officer and Chairperson and Principal Executive Officer. Ms. Gagnon serves as President of HGC Hospitality Gaming Consulting LLC. From 2017 to 2020, Ms. Gagnon served as Chief Executive Officer of Seneca Gaming Corporation, which manages the gaming operations of the Seneca Nation of Indians. Prior to this, she served as Chief Executive Officer for Chumash Enterprises for the Santa Ynez Band of Chumash Indians from 2015 to 2017. Before joining Chumash Enterprises, Ms. Gagnon served as the President and Chief Executive Officer of Pearl River Resort from 2012 to 2015 and, prior to this, in a number of key financial and operational roles with Caesars Entertainment Corporation, MGM Resorts International and Harrah’s Entertainment Inc. Ms. Gagnon serves as a board member of Bragg Gaming Group Inc. In addition, she is a founding board member of Global Gaming Women Charitable Education Fund and a Distinguished Fellow for the International Gaming Institute at the University of Nevada, Las Vegas. Ms. Gagnon holds a B.S. in Accounting from Bentley University in Massachusetts and an MBA from Chaminade University of Honolulu.

Philip N. Kaplan serves as our Co-Chief Executive Officer, President and Principal Financial Officer. In addition, Mr. Kaplan serves as the Executive Chairman of Velocity Esports, Inc. since 2021, which operates entertainment venues focusing on video gaming. From 2018 to 2021, Mr. Kaplan was Chairman and Chief Executive Officer of GameWorks, Inc., which operates a chain of entertainment venues focusing on video gaming, and as Managing Partner of April Mountain Properties, LLC since 2013. From 2010 to 2013, Mr. Kaplan was the Chief Executive Officer and board member at dbtech, a private equity-held provider of healthcare workflow automation solutions. Mr. Kaplan served as Chief Operating Officer and board member of Quality Systems, Inc., an electronic health records company, from 2008 to 2010 and as President, Chief Operating Officer and board member at VitalStream Holdings, Inc. from 2000 to 2008. Mr. Kaplan holds a B.A. in Economics from University of California, Davis.

Scott Shulak has served as our Senior Vice President since inception. In addition, Mr. Shulak serves as Vice President of Financial Accounting and Reporting at PLAYSTUDIOS, Inc, which develops and operates online and mobile social gaming applications. From 2019 to 2020, he served as Senior Vice President Corporate Accounting at Maverick Gaming LLC. Prior to this, Mr. Shulak served as Vice President and Chief Accounting Officer at Cannae Holdings, Inc. from 2018 to 2019 and as auditor at Deloitte & Touche from 2012 to 2018. Prior to joining Deloitte & Touche, Mr. Shulak was an auditor with KPMG from 2010 to 2012. Mr. Shulak is a licensed certified public accountant and holds a B.S. in Finance and Accounting from Florida State University.

Matthew Anfinson has served on the Artemis Board since October 2021. Mr. Anfinson serves as the Chief Operating Officer of Great Canadian Gaming Corporation, the largest gaming company in Canada. Prior to this, Mr. Anfinson held various operational, finance and marketing roles during a 15-year career at Caesars Entertainment Corporation, most recently as Corporate Senior Vice President of Operations from 2016 to 2019. Mr. Anfinson holds a B.A. in Finance from Wartburg College and an MBA from the Tippie School of Management at University of Iowa.

Rodney Butler has served on the Artemis Board since October 2021. Mr. Butler serves as the Chairman of the Mashantucket Pequot Tribal Nation, a position he has held since 2010. Simultaneously, he served as the Interim Chief Executive Officer for

Foxwoods Resort Casino from June 2018 to August 2019. Mr. Butler was also the Chairman of the Tribal Business Advisory Board, an executive body responsible for overseeing non-gaming businesses and commercial properties of the Mashantucket Pequot Tribal Nation from 2001 to 2004. Mr. Butler serves on the board of trustees for Roger Williams University and as a member of the board of directors for the Mystic Aquarium. Mr. Butler holds a B.S. in Finance from the University of Connecticut.

Anna Massion has served on the Artemis Board since October 2021. Ms. Massion currently serves as Independent Non-Executive Director at Playtech plc, a gambling software development company, PlayAGS, Inc., a company that develops and manufactures casino games, systems and technology, and BetMakers Technology Group, a wagering technology and data provider for the business-to-business wagering market. From 2014 to 2019, she served as Senior Analyst at PAR Capital Management Inc. Prior to this, Ms. Massion served as Director of Gaming, Lodging and Leisure Research at Hedgeye Risk Management, LLC from 2008 to 2014 and as Vice President and Senior Research Analyst at Marathon Asset Management in 2008. Ms. Massion holds a B.S in Finance and an MBA from the Wharton School at the University of Pennsylvania.

Andro Nodarse-León has served on the Artemis Board since October 2021. Mr. Nodarse-León currently serves as the Chief Executive Officer of LionGrove LLC, a hospitality investment firm that he founded in 2018. From 2005 to 2018, Mr. Nodarse-León served as the Co-Founder and Managing Partner of Leon, Mayer & Co., a private equity and investment banking firm that he co-founded in 2005. From 2012 to 2018, Mr. Nodarse-León co-founded Endeavor Schools, where he led financing efforts, investment activities, operational oversight and optimization. From 2003 to 2005, Mr. Nodarse-Leon worked at KKR where he focused on the acquisition hospitality, media, entertainment and consumer products companies. Mr. Nodarse-León began his career in investment banking at Goldman Sachs & Co. advising media and entertainment companies. Mr. Nodarse-León holds a B.S. in Economics and a B.S.E. in Systems Engineering from the University of Pennsylvania.

Leonard Wanger has served on the Artemis Board since October 2021. Mr. Wanger currently serves as a Managing Partner at Deer Valley Ventures, LLC, a financing firm. He is also President of Velocity Esports, Inc. and previously served as the Chief Technology Manager at Impossible Objects, Inc., an industrial 3D printer manufacturer, from 2017 to 2022 and as a technology sector analyst and portfolio manager of the William Harris Technology Fund, an equity hedge fund he founded, from 2002 to 2013. Prior to this, Mr. Wanger founded or co-founded several technology companies. He serves as a director of the Acorn Foundation, as a member of the Museum of Science and Industry Presidents Counsel and as an advisor to the Fab Foundation. Mr. Wanger holds a B.S. in Computer Science from University of Iowa and an M.S. in Computer Graphics from Cornell University.

Our Advisors

Artemis’ current advisors are as follows:

Virginia McDowell has significant executive experience working for gaming corporations, including publicly traded entities. Ms. McDowell is currently acting as non-executive director of Entain plc, a FTSE100 company and one of the world’s largest sports betting and gaming groups, operating both in the online and retail sectors. She is also a founding board member of Global Gaming Women and a member of the Board of Trustees of Saint Louis University. Previously, Ms. McDowell worked in executive roles at Isle of Capri Casinos, Inc., first as President and Chief Operating Officer from 2007 to 2011 and, most recently, as President and Chief Executive Officer from 2011 to 2016.

Maureen Sweeny has served in executive roles across multiple geographies and industries, including gaming, energy, financial services, hospitality and telecommunications. Ms. Sweeny is Senior Vice President and Chief Commercial Officer of Unisys. Previously, Ms. Sweeny served as Executive Vice President and Chief Development Officer of Delaware North, a global hospitality and food service company, from 2017 to 2020 and as Chief Commercial Officer of Aristocrat Leisure Limited, a global provider of gaming solutions, from 2014 to 2016. Prior to this, she spent 30 years at International Business Machines Corporation (IBM), most recently as General Manager, Financial Services Sector from 2011 to 2014.

Oakvale is a boutique advisory and consulting firm with extensive knowledge of the gaming, sports and digital media sectors across multiple jurisdictions and countries. Based in London, Artemis believes Oakvale has access to an unparalleled global network and a long track record of executing successful transactions, including several special purpose acquisition companies pursuing acquisition opportunities in the Online Gaming industry. Some of the recent transactions in which Oakvale has played a key role include as exclusive advisor to Super Group in its business combination with Sports Entertainment Acquisition Corp., Rush Street Interactive, LP’s reverse merger with dMY Technology Group, Inc. into a publicly traded entity in 2020, the sale of Super Free Games to Stillfront, the sale of Sportcaller to Bally and Genius Sports Group Ltd.’s reverse merger with dMY Technology Group, Inc. II into a publicly traded entity in 2021.

Our advisors provided guidance to us in the completion of the IPO, assisted us in sourcing and negotiating with potential business combination targets and provided business insights when we assessed potential business combination targets. We expect our advisors to, upon our request, provide business insights as we work to create additional value in the businesses that we acquire. In this regard, our advisors will fulfill some of the same functions as our board members. However, our advisors have no written advisory agreement with us, nor do they have any other employment arrangements with us. Moreover, our advisors will not be under any fiduciary obligation to us nor will they perform board or committee functions, nor will they have any voting or decision making capacity on our behalf. Our advisors will not be required to devote any specific amount of time to our efforts or be subject to the fiduciary requirements to which our board members are subject. Accordingly, if our advisors become aware of a business combination opportunity which is suitable for any of the entities to which they have fiduciary or contractual obligations, they will honor their fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We may modify or expand our roster of advisors as we source potential business combination targets or create value in businesses that we may acquire.

Number and Terms of Office of Officers and Directors

The Artemis Board consists of six members and is divided into three classes with only annual meeting of stockholders) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Mr. Anfinson and Mr. Butler, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Ms. Massion and Mr. Nodarse-León, will expire at the second annual meeting of stockholders. The term of office of the third class of directors, consisting of Ms. Gagnon and Mr. Wanger, will expire at the third annual meeting of stockholders.

Our officers are appointed by the Artemis Board and serve at the discretion of the Artemis Board, rather than for specific terms of office. The Artemis Board is authorized to appoint officers as it deems appropriate pursuant to our Existing Artemis Charter.

Director Independence

Nasdaq listing standards require that a majority of the Artemis Board be independent within one year of our initial public offering. The Artemis Board has determined that five are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Artemis Board

The Artemis Board has two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of Nasdaq require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

Mr. Anfinson, Ms. Massion and Mr. Nodarse-León serve as members of our audit committee, all of whom are independent.

Ms. Massion serves as the chairperson of the audit committee. Each member of the audit committee is financially literate and the Artemis Board has determined that Ms. Massion qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The audit committee is responsible for:

●	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;
●	monitoring the independence of the independent registered public accounting firm;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	inquiring and discussing with management our compliance with applicable laws and regulations;
●	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;
●	appointing or replacing the independent registered public accounting firm;
●	determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;
●	monitoring compliance on a quarterly basis with the terms of the IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the IPO; and
●	reviewing and approving all payments made to our existing stockholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by the Artemis Board, with the interested director or directors abstaining from such review and approval.

Compensation Committee

Mr. Anfinson, Mr. Butler and Mr. Wanger serve as members of our compensation committee, and Mr. Butler serves as chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Co-Chief Executive Officers’ compensation evaluating our Co-Chief Executive Officers’ performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Co-Chief Executive Officers based on such evaluation;
●	reviewing and approving the compensation of all of our other Section 16 executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our proxy statement and annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	producing a report on executive compensation to be included in our annual proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Artemis Board. The Artemis Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Mr. Butler and Mr. Wanger. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Artemis Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Artemis Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Artemis Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the Artemis Board.

Executive Officer and Director Compensation

None of Artemis’ directors have received any cash compensation for services rendered to Artemis. Commencing on the date that Artemis’ securities were first listed on Nasdaq through the earlier of consummation of its initial business combination and its liquidation, Artemis will pay the Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of Artemis’ management team. In addition, the Sponsor, Artemis’ executive officers and directors and their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on Artemis’ behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations.

Artemis’ audit committee reviews on a quarterly basis all payments that are made to the Sponsor, Artemis’ executive officers or directors, or any of their respective affiliates. Any such payments prior to an initial business combination are made from funds held outside the Trust Account. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by Artemis to the Sponsor, Artemis’ executive officers and directors or any of their respective affiliates, prior to completion of Artemis’ initial business combination.

After the completion of Artemis’ initial business combination, directors or members of Artemis’ management team who remain may be paid consulting, management or other fees from the post-combination company. For a discussion of executive compensation arrangements after the closing of the Business Combination, see the section entitled “Executive Compensation — Executive Officer and Director Compensation Following the Business Combination.”

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Artemis or any members of Artemis’ management team in their capacity as such, and Artemis and the members of Artemis’ management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Code of Business Conduct and Ethics

Artemis has adopted a Code of Business Conduct and Ethics applicable to its directors, officers and employees. You can review these documents by accessing Artemis’ public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics will be provided without charge upon request from Artemis.

ARTEMIS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this section to “Artemis,” “we,” “our,” “us” or “the Company” refer to Artemis Strategic Investment Corporation, a Delaware corporation.

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated in Delaware on January 4, 2021 formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We reviewed a number of opportunities to enter into an initial business combination with an operating business, and entered into the Business Combination Agreement with Danam, and Merger Sub on August 7, 2023. The consummation of the Business Combination is subject to the approval of Artemis Stockholders and the satisfaction of other customary closing conditions, as described in more detail elsewhere in this proxy statement/prospectus.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception were organizational activities, those necessary to prepare for the Initial Public Offering, described below, and subsequent to the Initial Public Offering, identifying and evaluating a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on investments held in the Trust Account. We will incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended June 30, 2023, we had net income of $1,393,931, which consisted of $227,545 of operating costs, offset by non-cash gains of $619,931 related to change in fair value of warrant liabilities and interest income of $1,807,023.

For the six months ended June 30, 2023, we had net income of $3,926,383, which consisted of $812,684 of operating costs, offset by non-cash gains of $2,128,631 related to change in fair value of warrant liabilities and interest income of $3,835,611.

For the three months ended June 30, 2022, we had net income of $4,517,549, which consisted of $781,914 of operating costs, offset by non-cash gains of $5,067,788 related to change in fair value of warrant liabilities and interest income of $231,675.

For the six months ended June 30, 2022, we had net income of $3,263,313, which consisted of $5,054,348 of operating costs, offset by non-cash gains of $8,051,082 related to change in fair value of warrant liabilities and interest income of $266,579.

Liquidity and Going Concern Consideration

On October 4, 2021, we consummated the Initial Public Offering of 20,125,000 Units, which includes the full exercise by the underwriters of their over-allotment option in the amount of 2,625,000 Units, at $10.00 per Unit, generating gross proceeds of $201,250,000. Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,000,000 Sponsor Warrants at a price of $1.00 per Sponsor Warrant in a private placement to the Sponsor, generating gross proceeds of $8,000,000, which is described in Note 4. The Company also consummated the sale of 2,000,000 Anchor Investor Warrants at a price of $1.00 per Anchor Investor Warrant in a private placement to certain Institutional Anchor Investors, generating gross proceeds of $2,000,000.

Following the closing of the Initial Public Offering on October 4, 2021, an amount of $205,275,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and a portion of the proceeds from the sale of the Private Placement

Warrants was placed in the Trust Account. We incurred transaction costs totaling $25,559,771, consisting of $3,825,000 of underwriting fees, $7,043,750 of deferred underwriting commissions, $13,796,426 of offering costs related to the fair value of the Founder Shares issued to certain Institutional Anchor Investors and $894,595 of other offering costs. Effective as of July 14, 2022, Barclays resigned and withdrew from its role as financial advisor and capital markets advisor to the Company and waived its entitlement to all fees in connection with the Business Combination, including its portion of the deferred underwriting commissions in the amount of approximately $4,578,438. Effective as of July 20, 2022, BMO waived its entitlement to its portion of the deferred underwriting commissions in the amount of approximately $2,465,312.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Private Placement Warrants at a price of $1.00 per warrant, at the option of the lender.

With the Extension Amendment Proposal approved by the Company’s stockholders at the 2023 Special Meeting, the Company plans to continue its efforts to complete a Business Combination by October 4, 2023, with extensions up to April 4, 2024 by resolution of the Company’s board of directors.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through October 4, 2023 or April 4, 2024 if extensions are exercised. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements - Going Concern,” management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to raise additional capital.

However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

For the six months ended June 30, 2023, cash used in operating activities was $1,090,188. Net income of $3,926,383 was affected by non-cash gains of $2,128,631 related to changes in the fair value of warrant liabilities, interest income of $3,835,611 and changes in operating assets and liabilities of $947,671.

As of June 30, 2023, we had cash of $51,409 and investments of $211,099,084 held in the Trust Account. We intend to use substantially all of the funds held in the Trust Account (less taxes paid) to complete our initial Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of June 30, 2023 or December 31, 2022. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee of $10,000 for office space, administrative and support services. We began incurring these fees on September 30, 2021 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

Registration Rights

The holders of Artemis Class B common stock, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans, if any (and any Artemis Class A Common Stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans and upon conversion of Artemis Class B common Stock), are entitled to registration rights pursuant to a registration rights agreement entered into in connection with the consummation of the IPO. These holders will be entitled to certain demand and “piggyback” registration rights. We will bear the expenses incurred in connection with the filing of any such registration statements.

Critical Accounting Policies and Estimates

Class A Common Stock Subject to Possible Redemption

All of the 20,125,000 shares of Artemis Class A Common Stock sold as part of the Artemis Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares in connection with Artemis’ liquidation, if there is a stockholder vote or tender offer in connection with the initial business combination, and in connection with certain amendments to the Existing Artemis Charter. In accordance with ASC 480, conditionally redeemable Artemis Class A Common Stock (including Artemis Class A Common Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Artemis’ control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. As of June 30, 2023, 2,112,027 shares of Artemis Class A Common Stock subject to possible redemption at the redemption amount were presented at redemption value as temporary equity, outside of the stockholders’ deficit section of Artemis’s balance sheet.

Warrant Liabilities

Artemis accounts for warrants for shares of Artemis Class A Common Stock that are not indexed to its own stock as liabilities at fair value on the balance sheet in accordance with ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity (“ASC 815-40”). Such Public Warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. Artemis will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of any Public Warrants. At that time, the portion of the warrant liability related to the Public Warrants will be reclassified to additional paid-in capital.

Recent Accounting Standards

Artemis’ management does not believe that there are any recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on Artemis’ financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company,” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of the IPO or until we are no longer an “emerging growth company,” whichever is earlier.

CERTAIN ARTEMIS RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Founder Shares

On January 5, 2021, Artemis issued 4,312,500 shares of Artemis Class B common stock to the Sponsor in consideration for the Sponsor paying certain offering and formation costs on behalf of Artemis with a value of $25,000. The number of shares of Artemis Class B common stock was determined based on the expectation that the total size of this IPO would be a maximum of 20,125,000 Artemis Units if the underwriters’ over-allotment option is exercised in full, and therefore that such shares of Artemis Class B common stock would represent 20% of the outstanding shares after the IPO. On March 16, 2021, Artemis effected a stock split of such shares, resulting in an aggregate of 5,031,250 shares of Artemis Class B common stock outstanding and held by the Sponsor. Simultaneously with the consummation of the IPO, the Sponsor forfeited 1,618,434 shares of Artemis Class B common stock and Artemis issued 1,618,434 shares of Artemis Class B common stock to the Artemis Anchor Investors at the original purchase price of $0.006 per share.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial business combination; and (ii) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for share splits, bonus share issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Artemis Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement Warrants

On October 4, 2021, simultaneously with the closing of the IPO, the Sponsor and the Artemis Anchor Investors purchased an aggregate of 10,000,000 Private Placement Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $10,000,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to certain adjustments. The proceeds from the sales of these Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account. If Artemis does not complete a business combination by the Liquidation Date, the proceeds from the sale of the Private Placement Warrants that are held in the Trust Account will be used to fund the redemption of the Artemis Class A Common Stock (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan funds to Artemis as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. If Artemis completes a business combination, Artemis would repay the Working Capital Loans out of the proceeds of the Trust Account released to Artemis. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, Artemis may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of the date of this proxy statement/prospectus, no Working Capital Loans were outstanding.

Administrative Services Agreement

Artemis entered into an agreement, commencing on September 29, 2021, through the earlier of Artemis’ consummation of a business combination and Artemis’ liquidation, to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative support.

Registration Rights

Pursuant to a registration rights agreement entered into on September 29, 2021, the holders of the Founder Shares, the Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and any shares of Artemis

Class A Common Stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) will be entitled to registration rights, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to shares of Artemis Class A Common Stock). The holders of these securities are entitled to make up to three demands, excluding short form demands, that Artemis register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination and rights to require Artemis to register for resale such securities pursuant to Rule 415 under the Securities Act. Artemis will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Prior to Barclays’ resignation and Barclays’ and BMO’s waivers of fees, the underwriters of Artemis’ IPO were entitled to deferred underwriting fee commissions approximately $7,043,750 in the aggregate. The deferred underwriting commissions were payable to the underwriters from the amounts held in the Trust Account solely in the event that Artemis completes a business combination, subject to the terms of the underwriting agreement. The underwriters agreed to waive their rights to the deferred underwriting commissions held in the Trust Account in the event Artemis does not complete a business combination within the prescribed time period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

Effective as of July 14, 2022, Barclays resigned and withdrew from its role as financial and capital markets advisor to Artemis and waived its entitlement to all fees in connection with the Business Combination, including its portion of the deferred underwriting commissions. Effective as of July 20, 2022, BMO, one of the underwriters in the IPO, waived its entitlement to its portion of the deferred underwriting commissions in connection with the IPO.

INFORMATION ABOUT DANAM

Unless the context requires otherwise, references to “Danam” in this section are to the business and operations of Danam following the acquisitions of Wood Sage and Wellgistics, as contemplated by the Business Combination Agreement. As of the date of this proxy statement/prospectus, Danam is a holding company with no operations. Following the consummation of the acquisitions of Wood Sage and Wellgistics, Danam’s business and operations will be affected by its ownership of the businesses of Wellgistics and Wood Sage, including its subsidiaries Alliance Pharma Solutions, LLC and Community Specialty Pharmacy, LLC.

Company Overview

Danam Health, Inc., a Delaware corporation (referred herein as “Danam”), was incorporated in 2022 and is a holding company for several companies to be centered around pharmaceuticals and healthcare services, upon the Closing of the Business Combination. As a micro health ecosystem, Danam’s portfolio of companies will consist of a pharmacy, wholesale operations, and a technology division with a novel platform for hub and clinical services. Danam will be focused on improving the lives of patients while delivering unique solutions for pharmacies, providers, pharmaceutical manufacturers, and payors. The successful integration of Danam’s patient-centric approach combined with innovative healthcare applications positions Danam to shift the dynamic of care to revolve around the patient for a wide range of therapeutic conditions. Danam will offer a full spectrum of integrated solutions by leveraging the synergies of our business segments to address access, care coordination, dispensing, delivery, and clinical management of pharmaceutical products ranging from “specialty-lite” to general maintenance conditions.

Danam’s revenues will be derived from: (i) pharmaceutical dispensing of products, (ii) product procurement and distribution to independent pharmacies, (iii) care management services we deliver to patients and offer to pharmaceutical manufacturer clients, and (iv) software-as-a-service (SaaS) fees for use of our platform technology services through acquired businesses. Danam’s various subsidiaries, upon the Closing of the Business Combination, will be highly concentrated on offering “specialty-lite” or niche pharmaceutical products and services. Danam’s intends to source and distribute these products to Danam’s pharmacy and network of independent pharmacy partners throughout the U.S., which will adequately position us to negotiate greater discounts based on market share. Danam’s digital pharmacy, business, which Danam intends to acquire in connection with the Business Combination Agreement, along with its hub and clinical services technology platform will be poised to add significant value in this key specialty-lite market by providing patients access and convenience, while providing partners with ready-to-go market solutions with big data.

The latest data released from the Centers for Medicare & Medicaid Services (CMS) illustrates that the National Health Expenditure (NHE) for 2021 has increased to $4.3 trillion dollars (USD) and has accounted for 18.3% of Gross Domestic Product (GDP), with an expected increase in the health spending share of GDP to 19.6% by 2031. A deeper dive of this report reveals that prescription drug spend increased by 7.8% to $378 billion (USD). It is well documented in the literature that the specialty drug market accounts for less than 10% of total drugs in the market, however, is responsible for greater than 80% of the prescription drug spending per annum. After evaluating reasons for increased healthcare expenditure, poor medication adherence continues to be a challenge that causes unnecessary strain on the healthcare system including but not limited to increased hospital admissions and readmissions rates from medication non-compliance and adverse events. Many of these factors are completely preventable by empowering patient autonomy in their healthcare journey, identifying cost savings opportunities, and providing access to clinical resources and support.

Danam’s business model, upon the Closing of the Business Combination, will be in a prime position to address the prescription spending in the “specialty lite” therapy area while improving patient health outcomes by equipping patients with innovative digital health tools. The addition of a pharmacy business upon the Closing the Business Combination will expand its service coverage area while strengthening our clinical expertise in several key therapeutic categories, including services such as care coordination and patient financial assistance. Furthermore, potential partner relationships will enable the pharmacy business to offer a competitive cash formulary as an alternative option when high insurance deductibles make it economically feasible. Additionally, the wholesale operations continue to expand as they continue to partner and establish new manufacturer relationships. With many of these new relationships, the wholesale operations provide sales and clinical education support to the pharmacies purchasing these products. The wholesale operations have also strategically identified opportunities to wholesale products that are normally not carried by the three largest wholesalers in the U.S. They carve out exclusivity or semi-exclusive relationships based on a time period to ensure they are maximizing their revenues. New partnerships with group purchasing organizations (GPOs) will be effective, as they increase the business divisions visibility with all or many of the member pharmacies. The addition of a technology division in connection with the Business Combination, will be comprised of a novel platform performing pharmacy hub and clinical services is connected to the pharmacy enabling the mobile application for patients to provide an end-to-end solution to digitize their prescription journey. The solution helps to preserve patient autonomy, improve prescription price transparency, and provide additional concierge services in an effort to boost medication adherence and improve patient outcomes. The pharmacy hub furthermore aggregates the data collected from administering the software to provide aggregated reports that are tied to medication adherence and outcomes to make a meaningful impact for all stakeholders involved.

Pharmacy — Community Specialty Pharmacy, LLC

Community Specialty Pharmacy (referred to herein as “CSP”), was founded in 2011 as a retail community specialty pharmacy. Specializing in HIV/AIDS, the pharmacy obtained URAC and ACHC accreditations for Specialty Pharmacy and also performed general pharmacy services in its community. In 2018, it was acquired by TRxADE Health, Inc., and relocated to Tampa, Florida. The business operations expanded to perform 340B services by partnering with local clinics and provider groups. During this time period, the pharmacy initiated its pursuit of additional pharmacy state licenses to convert the business to a mail order pharmacy. Currently, CSP is licensed in 35 states plus the District of Columbia, with superb license coverage along the east coast. This business shift was strategic, and the leadership team chose to voluntarily forfeit its specialty accreditations, however, it maintains the specialty internal standard operating procedures and performs all of the functions of a specialty pharmacy. Upon the Closing of the Business Combination, CSP will be acquired by Danam Health, Inc., and will serve as the backbone of Danam’s healthcare ecosystem.

CSP provides general and specialty pharmacy services dedicated to servicing the needs of patients, while also providing clinical expertise, technology-driven innovation tools and administrative efficiencies that support physicians, payers, and pharmaceutical manufacturers. CSP purchases pharmaceuticals including specialty medications from manufacturers and wholesale distributors, fill prescriptions, and label, package and deliver the pharmaceuticals to patients’ homes or physicians’ offices through contract couriers or carriers. CSP’s call center and customer support are housed within the pharmacy located in Tampa, Florida. CSP has several 340B relationships, acting as the dispensing pharmacy for these healthcare facilities which helps drive revenue and prescription volume. CSP’s direct ownership of a wholesale entity along with our deep- rooted ties to other wholesalers enables CSP to offer a competitive cash-based formulary for the uninsured and underinsured patient populations. CSP continues to see an uptick in utilization, as more patients elect to pay out of pocket due to our low-cost model. CSP sees this model as an opportunity to gain market share with small to medium size employer groups in a partnership model with other consumer driven healthcare companies. The services provided to CSP’s patients and other constituents described below are vital to the revenue and prescription volume generated from this division.

CSP’s general and specialty pharmacy services include:

●	Patient Care Coordination: CSP’s dedicated pharmacy team coordinates and tracks patient adherence and safety. Pharmacists and pharmacy technicians work together to complete patient enrollment and work with prescribers to identify potential adherence failures and implement proactive plans to optimize treatment effectiveness.
●	Clinical Services: CSP’s pharmacists with the assistance of our pharmacy technicians, provide clinically based drug therapy management programs for clients and patients. These programs include new disease state counseling, adverse event monitoring, refill check-ins, and overall medication therapy management (MTM) services. CSP’s pharmacists’ work with patients’ prescribers to identify adherence failures and to implement a proactive plan to achieve intended effectiveness. CSP also provides emergency pharmacy support services.
●	Compliance and Persistency Programs: CSP’s compliance and persistency programs support the needs of patients based on their therapy regimen. High-risk patients are proactively managed by CSP’s pharmacy teams to ensure adherence to therapy programs. CSP offers special compliance packaging including unit dose and blister packs to promote patient adherence.
●	Patient Financial Assistance: CSP’s pharmacy team in conjunction with our partners assist patients by navigating their benefits and find third-party financial assistance to address coverage deficiencies. When available, CSP works with available co-pay assistance programs, including co-pay card enrollment and program management. CSP’s team also coordinates with many external charitable foundations and research grant organizations that help subsidize the cost of medications for patients.
●	Prior Authorization: CSP’s pharmacy team in conjunction with CSP’s partners assist in coordinating with the prescribing physician and their staff, contact the patient’s insurance plan and collect all necessary patient specific information, together with supporting documentation, to provide to the appropriate third party to support reimbursement for the prescribed medication. If the required therapy is not listed on the third-party payer’s formulary, CSP compiles the necessary information to file a formulary exception on behalf of the patient.
●	Risk Evaluation and Mitigation Strategy (“REMS”): CSP’s pharmacy team administers REMS protocols on all levels of risk mitigation, which is required by many pharmaceutical manufacturers due to regulatory requirements. The U.S. Food and Drug Administration (“FDA”) requires REMS from certain manufacturers to ensure that the benefits of a drug or biological product outweigh its risks. Manufacturers are required to comply with specific FDA requirements that may include medication use guides, black box warnings / patient package insert language, and a communication plan to healthcare providers. As part of REMS protocols, manufacturers may also be required to comply with Elements to Assure Safe Use (“ETASU”) to mitigate a specific serious risk listed in the labeling of the drug, including specialized training and certifications, required dispensing locations, patient monitoring, and associated reporting. CSP has standard operating procedures in place to support all aspects of a REMS program, including REMS administration, REMS drug fulfillment, disease management, medication guide dispensing, and the ETASU specific to a pharmaceutical manufacturer’s program.

Wholesale — Wellgistics, LLC

Wellgistics was founded in 2009 as the wholesale division to WellDyne Rx, Inc., located in Lakeland, Florida. In 2017, it was acquired by Strategix Global, LLC. Wellgistics is a 50-state FDA licensed and NAPB accredited pharmaceutical wholesaler distributor, bridging the gap between small to mid-size pharmaceutical manufacturers and independent retail pharmacies. Serving over 4,000 registered pharmacies nationwide, Wellgistics provides significant value by offering competitive pricing, unique products, and exceptional service, while also promoting manufacturers’ products to a diverse range of pharmacies. Wellgistics primary focus is on supporting independent retail pharmacies in search of better products, prices, and services, thereby ensuring their growth and sustainability in the competitive pharmaceutical sector. Upon the Closing of the Business Combination, Wellgistics will be acquired by Danam Health, Inc., and will serve as the wholesale arm of Danam’s healthcare ecosystem.

Wellgistics provides distribution and 3PL services to both pharmaceutical manufacturers and independent retail pharmacies. With over 60+ manufacturing relationships, Wellgistics identifies niche therapeutic products and work with our manufacturing clients to increase market access and visibility of our client relationships with product awareness and support campaigns. Specifically, Wellgistics helps promote product distribution through our network of pharmacy buyers by providing sales and marketing support. These services include providing product education, identifying opportunities for therapeutic substitution when clinically relevant, and cost savings opportunities for pharmacies and their patients. Wellgistics portfolio of products is comprised of 65% topical generics with a primary focus on the dermatology market, 20% oral generic formulations primarily in the non-narcotic pain category, 10% oral and topical brand formulations, and 5% in the over-the-counter market space. Wellgistics’ investments in cold chain infrastructure will position this division to compete in the specialty-lite therapy category while also expanding our ability to house additional branded products. The services provided to our manufacturing clients, pharmacy buyers, and other constituents described below are paramount to the revenue generated from this division.

Wellgistics’ wholesale services include:

●	Distribution: Wellgistics’ distribution segment specializes in distributing branded and generic pharmaceuticals, as well as over-the-counter healthcare and consumer products throughout the United States. Wellgistics has its primary distribution center located in Lakeland, Florida and another facility located in Columbus, Ohio. The corporate office for Wellgistics is located in Tampa, Florida, and serves as the primary location for our call center support services with a team of 20+ representatives. This segment is dedicated to supporting independent retail pharmacies in search of competitive pricing, unique products, and exceptional services, ensuring their growth and sustainability within the competitive pharmaceutical sector.
●	Third-Party Logistics (3PL): Wellgistics’ 3PL segment focuses on providing third-party logistics services, including warehousing, inventory management, Pick and Pack, and shipping, to small and mid-size pharmaceutical manufacturers. By investing in FDA-regulated warehouse facilities and a state- of-the-art cold chain infrastructure, we ensure the highest standards of product integrity and timely delivery. This segment allows Wellgistics to offer comprehensive supply chain solutions to both our manufacturer partners and independent retail pharmacies.

Technology (Hub & Clinical Services) — Alliance Pharma Solutions, LLC (dba DelivMeds)

Alliance Pharma Solutions (referred to herein as “DelivMeds” or “APS”), was founded in 2017 as a holding company for technology solutions wholly owned by Integral Health, Inc. (the successor in interest to TRxADE Health, Inc.). In 2020, the DelivMeds project was recommissioned to serve as a pharmaceutical hub, facilitating prescription transfer and clinical concierge services to a network of independent pharmacies. Several key differentiators were established after an extensive market research survey was conducted on the competition. These differentiators include integrations with pharmacy management software (PMS) systems and pharmacy point of sale (POS) systems, among other integrations to serve as a full end-to-end patient centric solution that automates the prescription journey. Powered by CSP as the backend pharmacy, DelivMeds is the frontend technology that serves as the middleware between all key stakeholders referenced in the 5P-Model.

DelivMeds aims to preserve patient autonomy, improve price transparency and aide in making a meaningful impact to patient outcomes by eliminating barriers to therapy while simultaneously boosting adherence. DelivMeds works with channel partners such as pharmaceutical manufacturers, provider groups and accountable care organizations (ACOs), telehealth companies, and employer groups to offer full suite of patient centered pharmacy services. The business-to-business (B2B) strategy approach enables prescriptions to be sent directly to CSP and uses the DelivMeds technology to transfer that prescription to an eligible in-network independent pharmacy. Each channel partner is equipped with de-identified data to improve its respective business operation and or improve its renumeration from the value-based services the clinical concierge arm provides. Upon the Closing of the Business Combination, DelivMeds will be acquired by Danam Health, Inc., and will serve as the middleware technology arm to the Danam’s integrated healthcare ecosystem.

DelivMeds’ hub and clinical services include:

●	Robust Hub Pharmacy Network: DelivMeds has relationships with multiple entities (i.e., PMS systems, wholesalers, buying groups, secondary channel partners, etc.) and their pharmacy networks to provide a robust pharmacy network for prescription dispensing services which spans across all 50 states.
●	Patient Care Coordination: DelivMeds’ dedicated pharmacy team coordinates and tracks patient adherence and safety. Pharmacists and pharmacy technicians work together to complete patient enrollment and work with prescribers to identify potential adherence failures and implement proactive plans to optimize treatment effectiveness.
●	Clinical Services: DelivMeds’ pharmacists, with the assistance of our pharmacy technicians, provide clinically based drug therapy management programs for clients and patients. These programs include new disease state counseling, adverse event monitoring, refill check-ins, and overall medication therapy management (MTM) services. DelivMeds’ pharmacists’ work with patients’ prescribers to identify adherence failures and to implement a proactive plan to achieve intended effectiveness. DelivMeds also provides emergency pharmacy support services. DelivMeds’ pharmacists also provide phone, email, and chat support. Coming soon: DelivMeds will be providing many of these services virtually, through our tele-pharmacy program to make it easier for patients to connect with clinical pharmacists from our mobile application.
●	Patient Compliance Programs: DelivMeds’ compliance and persistency programs support the needs of patients based on their therapy regimen. High-risk patients based on concomitant medications are screened and followed up to ensure compliance to therapy. DelivMeds’ data analytics platform aggregates adherence data to identify these high and medium-risk patients to conduct proactive interventions to ensure adherence to therapy programs.
●	Benefits Investigation: DelivMeds’ standard procedures require that DelivMeds conducts a benefits investigation for each patient we work with. In addition verifying patient eligibility, DelivMeds screens for prior authorization status prior to adjudicating the claim and also determine the projected deductibles, coinsurance and out-of-pocket maximums to assist the patient with adhering to therapy and or working with the prescriber to identify alternative recommendations. DelivMeds’ specialists provide all necessary coding for the prescribed therapy or service. Any prior authorization or predetermination requirements are defined at the time of the benefits investigation.
●	Patient Financial Assistance: DelivMeds’ pharmacy team in conjunction with DelivMeds’ partners assist patients by navigating their benefits and find third-party financial assistance to address coverage deficiencies. When available, DelivMeds works with available cash drug discount providers, manufacturer co-pay cards, co-pay payment plans, including co-pay card enrollment and program management. DelivMeds’ team also coordinates with many external charitable foundations and research grant organizations that help subsidize the cost of medications for patients.
●	Prior Authorization: DelivMeds’ pharmacy team in conjunction with our partners assist in coordinating with the prescribing physician and their staff, contact the patient’s insurance plan and collect all necessary patient specific information, together with supporting documentation, to provide to the appropriate third party to support reimbursement for the prescribed medication. If the required therapy is not listed on the third-party payer’s formulary, DelivMeds compiles the necessary information to file a formulary exception on behalf of the patient. These services work to minimize prescription abandonment while simultaneously improving outcomes and revenue optimization for provider groups and pharmaceutical manufacturing clients.
●	Data Access & Reporting: DelivMeds’ hub platform technology is able to produce de-identified customizable reports tailored to the requirements of each channel partner. These reports enable clients to conduct data mining on prescribing patterns, insurance coverage, track and trace dispositions status, among many others. DelivMeds’ technology arm has also created real-time data dashboards for enterprise clients such as ACOs, payors, and health systems.
●	AI Driven Technology: DelivMeds’ hub platform uses artificial intelligence to facilitate a convenient and easy-to-use pharmacy experience for users of DelivMeds’ digital pharmacy and mobile technology solutions. DelivMeds’ smart algorithm conducts efficient routing of prescriptions to partner pharmacies based on PBM/Payor contracts, pharmacy state licenses, pricing, and other location features such as hours of operations and service level provided thereby eliminating delays with receiving prescription products and time to initiate therapy. DelivMeds’ application will also auto- apply discount and manufacturer copay cards based on eligible commercial plans or cheaper cash options.
●	Optimized Prescription Journey: DelivMeds’ mobile technology provides the easy button for refill reminders and processing. It can be initiated by the dispensing pharmacy or the patient themselves. Reminders in the form of push notifications, texts, and emails are all configurable. Through our application and with our integrated pharmacy partners, DelivMeds’ is able to provide the end-to-end solution, assisting with co-pay collection and 100% pass through to DelivMeds’ integrated partner pharmacies and also arranging for the delivery of that medication via DelivMeds’ nationwide partnerships with Lyft and Roadie.

The 5P-Model:

Danam will be able to provide value to all stakeholders along the continuum of healthcare delivery in what is known as our 5P-Model: Patients, Providers, Pharmacies, Payors or Pharmacy Benefit Managers (PBM’s) and Pharmaceutical Manufacturing Companies. Our combined synergies will uniquely position Danam to increase patient medication adherence, improve price transparency for all stakeholders, and provide an all-around better patient/pharmacy centric experience.

Constituent/Stakeholder Relationships

DelivMeds’ patient-centric approach will position Danam at the epicenter of the healthcare continuum for the treatment of complex chronic diseases through partnerships with patients, providers, pharmacies, pharmaceutical manufacturers, and payors. The following sections will highlight the value proposition from the perspective of each stakeholder.

Patients:

DelivMeds’ core focus is on patients. DelivMeds helps patients adhere to complex medication therapies, process refills and manage any side effects and insurance concerns to ensure they get the best standard of care. The clinical efficacy of drug therapies, especially for chronic conditions, is typically enhanced when patients precisely follow the prescribed treatment regimens (including dosing and frequency). DelivMeds further believes that medication non-adherence (i.e., patients not following the instructions for their medication or failing to finish taking their medication) can contribute to a substantial worsening of disease and, in some cases, accelerated mortality, which increases hospital and other healthcare costs. DelivMeds has established benchmarks for patients based on HEDIS, NCQA, and URAC standards to help patients achieve adherence rates greater than 80 – 90% based on the disease state. DelivMeds also helps identify third-party funding support programs to help cover expensive out-of-pocket costs.

DelivMeds helps manage patients’ complex disease states through counseling and education regarding their treatment and by providing ongoing monitoring and, in some cases, proactive follow-up contact to encourage patient adherence to their prescribed therapy. The goal of DelivMeds’ patient care programs is to provide clinical services in a caring and supportive environment, optimize medication adherence, prevent disease progression and improve therapeutic effectiveness. To accomplish this, DelivMeds focuses on each patient and provide solutions related to medication access, tolerance and adherence. Further, DelivMeds’ digital pharmacy concept with mobile technology is able to provide these additional benefits:

●	Autonomy — Patients will be able to select the pharmacy of their choice based on a proprietary algorithm that factors numerous variables and data points for “smart” selection.
●	Convenience — The ability to receive medication via same-day delivery, mail order and or pick up options. Patients do not need to wait in long lines or waste time. They have a plethora of network pharmacies to choose from.
●	Transparency — Easy to use application that provides streamlined information and fair market value pricing for services rendered.
●	Cost Savings — Competitive pricing with options to process via insurance, cash and or with a drug discount card.
●	Clinical Value — A complete arsenal of clinical services bundled with the application from telehealth, tele-pharmacy, Rx interaction reports, basic disease and drug information and refill reminder programs.

Providers:

The Danam team will work with provider offices, groups, and account care organizations (ACOs) to manage prior-authorization and other managed care organization requirements, such as the denial and appeal process, to ensure that complicated administrative tasks do not impair the delivery of quality patient care. Danam’s focus on specialty-lite and general maintenance conditions will enable Danam to develop strong relationships with clinical experts and thought leaders in key therapeutic categories. Danam will leverage these relationships to gain greater visibility into future drug launches and to stay current on the latest advances in patient care.

Danam will assist prescribers with personalized and intensive patient support by providing care management related to their patients’ pharmacy needs and improving patient adherence to therapy protocols. Danam will eliminate the need for physicians to carry inventories of high-cost prescriptions by distributing medications directly to patients’ homes via the DelivMeds network of independent partner pharmacies. Danam will also assist providers and their clinical and non-clinical staff members by performing many of the administratively intensive tasks associated with benefits investigations, prior authorizations and other reimbursement-related matters. Further, Danam will assist physicians by helping their patients manage the side effects of their therapies and by monitoring adherence. Danam will also deliver clinical updates in the form or reporting. These reports are tailored to each organization requests by Danam’s data analytics team. These physicians with clinical updates and assist with managing the pipeline of potential new therapies. Danam’s custom de-identified reports will shed light on patients that enroll into patient compliance programs and also provides keen insights on engagements and or interventions made. Danam’s goal is to improve the renumeration potential for these providers by boosting medication adherence and improving their HEDIS scores. Further, Danam’s digital pharmacy concept with mobile technology will be able to provide these additional benefits:

●	Reporting — Providers too often are disconnected with patients once they leave the practice. Prescriptions can be stopped months before the next office visit, adverse reactions or side effect develop or the medication is transferred to another pharmacy without provider knowledge.
●	Adherence — Reports demonstrate compliance or adherence issues that can alert providers to become engaged sooner rather than later. The solution Danam is developing will enable providers to receive data on an easy to use and customizable dashboard that will allow providers to tweak variables associated to adherence.
●	HEDIS — Also referred to as the Healthcare Effectiveness Data and Information Set (HEDIS) is one of health care’s most widely used performance improvement tools. Providers are often reimbursed based on their performance in managing patients. The combination of clinical and concierge services help improve adherence to therapy which in turn boosts HEDIS scores for providers.

●	Convenience — An all-in-one solution that provides an integrated healthcare ecosystem that revolves around the patient. Instead of sending prescriptions to multiple pharmacies, providers can select one pharmacy which empowers the patient to pick and choose what variables are important to them for dispensing.
●	Efficiency — DelivMeds assists patients with locating the best option for their needs while also coordinating benefits such as prior authorizations (PA’s), applying manufacturing copay cards, analyzing formularies, etc.

Pharmacies:

The pharmacy business, which Danam intends to acquire upon the Closing of the Business Combination, will act as a digital non-dispensing pharmacy, as the primary goal is to route prescriptions by transferring them to an independent partner pharmacy based on patient preference, pharmacy capability, and access to prescription drugs, among other points noted. In the event that a patient elects mail order service delivery, Danam intends to use the backend pharmacy to fulfill the prescription for the patient. Danam’s relationship with its network of independent pharmacies is expected to help grow their business organically by transmitting prescriptions that Danam will be able to adjudicate without disrupting pharmacy workflow and causing undue delay to patients. Danam’s networks will be broken down into the following categories:

●	Integrated Network: in-network independent pharmacies utilizing Best Rx as their PMS system where our hub technology platform is able to electronically transfer prescriptions due to the integrations with the software.
●	Soft Network: in-network independent pharmacies that are not integrated and receive prescriptions transfer via facsimile transmission. This capability enables Danam to onboard any of the independent pharmacies in the U.S.
●	Retail Network: out of network pharmacies that have not onboarded with DelivMeds. Patients reserve the right to have their prescription sent to any of the 65,000+ pharmacies in the U.S., however, they will be unable to manage the prescription via DelivMeds mobile technology.
●	Mail Order Network: CSP will serve as Danam’s in-network independent pharmacy when patients elect to receive their prescriptions via mail.

Further, DelivMeds’ digital pharmacy concept with hub services is able to provide these additional benefits to partner pharmacies who join DelivMeds’ network:

●	Streamlined - A key differentiator when compared to other applications or programs claiming to do the same is workflow system integrations. DelivMeds works with pharmacy management software systems (PMS) to work in conjunction with pharmacy workflow processes, resolve PA’s before medication is sent to pharmacy, copay collection which is 100% pass through and coordinating the order delivery.
●	Rx Count - Participation in the network enables pharmacies to receive additional prescriptions outside of their normal patient base.
●	Increase Revenue - An increase in Rx Count leads to an increase in revenue. Many of the services provided by DelivMeds also eliminates overhead through automation and patient engagement via the app.
●	Patient Diversification - Opportunity to scale and reach more patients that may not have heard of the pharmacy. Through the proprietary “smart” pharmacy algorithm, pharmacies are presented to patients based off of their merit and services rendered.
●	Renumeration Opportunities - Every Rx dispensed through the network partners will have an opportunity to engage in clinical education services via tele-pharmacy. These consultations provide a unique renumeration opportunity to bill for clinical services with our easy-to-use technology.

Pharmaceutical Manufacturing Companies

Through the coverage and clinical expertise of Wellgistics, main distribution facility in Lakeland, Florida and supporting regional locations, Danam will be able to provide pharmaceutical manufacturers with a strong distribution channel for their existing pharmaceutical products. In many cases, our national presence and patient centric care model is critical to becoming a selected partner in the launch of new products.When providing new products to patients, the implementation a monitoring program through DelivMeds to promote adherence to the prescribed therapy, and subsequently aggregating valuable clinical information on behalf of the manufacturer can significantly aid in their evaluation of product efficacy and general market access. DelivMeds receives fees, which it will record as revenue, from certain pharmaceutical manufacturers in return for providing them with a reliable hub pharmacy network and the associated data in the form of reporting or a real-time data analytics dashboard, among other services.

DelivMeds offers specialized and highly customized prescription programs for pharmaceutical companies to help them optimize, encourage, and track patient adherence, which helps drive the clinical and commercial success of specialty-lite and other drug products. Through its customer engagement call center, DelivMeds promotes educational, sales, and marketing-related services to help them cultivate channel strategies as part of their commercial launch preparation, specifically with the pharmacy buyers. DelivMeds further provides pharmaceutical manufacturers with an established distribution channel for their existing pharmaceuticals and their new product launches. In some cases, DelivMeds believes that these engagements have led to exclusive rights to administer the products of these pharmaceutical companies or a trial period of exclusivity. The adherence rates that result from our patient-centered services directly benefit pharmaceutical manufacturers through clinically appropriate continuity of care of patients that utilize their products who might otherwise have not achieved full benefit from, or failed to achieve the benefit from, their prescribed therapies. In addition, the financial assistance and reimbursement management DelivMeds provides to patients from the digital pharmacy division acts further to drive pharmaceutical sales.

Pharmaceutical manufacturers frequently seek patient data on the efficacy and utilization of their products, which DelivMeds provide in a de-identified format compliant with the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). These data provide valuable drug level and clinical information in the form of effectiveness and adherence data to manufacturers to aid in their evaluation of product safety and efficacy. DelivMeds continues to make significant investments in technological upgrades that will enable us to better provide such analytical services.

At the close of quarter two for 2023, DelivMeds has identified more than 60+ manufacturing relationships with many of these relationships holding several SKUs, all of which are commercially available. DelivMeds intends to actively monitor the drug pipeline and maintain dialogue with a significant number of biotechnology and pharmaceutical manufacturers to identify opportunities in pre- and peri-commercial stages of drug development. DelivMeds believes that limited distribution has become the delivery system of choice for many drug manufacturers because it is conducive to smaller patient populations, facilitates high patient engagement, clinical expertise, and elevated focus on service, managing drug supply, and offers insight into real world utilization and patient specific product experience. DelivMeds believes the trend toward limited distribution of specialty drugs will continue to expand, making strong representation in this area essential. Additionally, DelivMeds’ digital pharmacy concept with hub services is able to provide these additional benefits to partner pharmacies who join DelivMeds’ network:

●	Reporting — One of the main components that demonstrates value for manufacturers are reporting metrics. DelivMeds is able to provide customized reporting on a granular level from its centralized database of pharmacies within the network. This in turn drives value across the supply chain as DelivMeds uses these rebates or subsidies to drive down costs in other areas for patients creating a holistic value-based system.
●	Compliance — Provider and pharmacy compliance through patient engagement within the app enables DelivMeds to ensure there are no gaps in therapy by executing and implementing refill reminder programs, working with providers on prior authorizations, automating refill requests, applying copay assistance programs, etc. Tied to Rx adherence, most patients discontinue therapy within the first couple of weeks of starting a regimen. By creating concierge services powered by retail pharmacists through our technology platform, DelivMeds provides pharmacists with an opportunity to get involved and make impacts before a patient discontinues therapy. In the event the retail pharmacist cannot assist, DelivMeds utilizes its network of clinical pharmacists to resolve patient concerns or potential red flags triggered by our application.
●	Wholesale Operations — Through our wholesale operations, Wellgisitcs is able to provide pharma companies with the ability to leverage its distribution network of over 4,000 participating pharmacies and serve as a single point for contracting. Wellgisitics is able to handle the ordering and returns associated with product purchases while also working with the pharmacies on fee collection and billing cycles. The ability to eliminate charge backs and effectively conduct revenue cycle management due to our cash flow serves as a win-win strategy for all.
●	Third-Party Logistics Provider — Wellgisitics’ warehouse operations can assist new manufacturers with the ability to pick, pack, and ship orders with Wellgisitics’ multi-state distribution centers. This removes added operational costs with setting up services in house along with the multitude of operational and administrative costs.
●	Integrated Pharmacy Network with KPI’s — DelivMeds has a robust network of pharmacy providers that span traditional enterprise, regional enterprise, independent pharmacies via Integral Health, Inc. (the successor in interest to TRxADE Health, Inc.) platform and mail order options that are multi- state licensed. Within this vast network, DelivMeds has carved out a preferred network that is continuously evaluated on key performance indicators such as Rx adherence, refill percentage, prior authorization success and prescription turnaround therapy (TAT) and prescription days covered (PDC). These performance indicators are benchmarks for several national accrediting bodies in pharmacy and are used as the gold standard in selecting pharmacies to have preferred distribution channels for manufacturer direct relationships.

Payors & Pharmacy Benefit Managers (PBM’s):

The last component of the 5P-Model consists of Payors and Pharmacy Benefit Managers. With the increasing trend of vertical integration in healthcare, the industry is seeing more alignment across Payors, PBMs, pharmacies, specialty pharmacy, digital health, primary care, and in home medical services. The notable acquisitions in the Payor and PBM space include CVS/Caremark and Aetna, United Healthcare and Optum Rx, and Cigna and Express Scripts. Many of the other PBMs have similar relationships including Prime Therapeutics and Blue Cross Blue Shield, Humana and DST Solutions, and the recent acquisitions made by Anthem.

With the healthcare system shifting from fee-for-service to value-based care, these companies are looking for strategic acquisitions or partnerships to taper the rising cost of healthcare. Self-funded organizations are on the rise and added government and regulatory pressure on the PBM industry as a whole is priming this market to re-evaluate antiquated business models and foster an environment with better pricing transparency. Managed care models such as per member per month (PMPM) with revenue sharing on savings has become largely popular in the healthcare space. DelivMeds sees this as an opportunity to penetrate this market based on synergistic services aimed at controlling high drug spend and improving patient outcomes. Although we are not currently servicing a Payor or PBM today, DelivMeds sees opportunities for market penetration. Further, DelivMeds’ digital pharmacy concept with mobile technology is able to provide these constituents with aggregate data to provide these additional benefits:

●	Compliance (Programs) — Enrolling patients into loyalty programs that rewards them for adherence to therapies, participation or patient engagement in clinical education programs that directly impact patient behavior and refill reminder programs to alert patients to stay on top of medication management.
●	Compliance (Therapy) — Programs with healthcare professionals spanning from Board-Certified Medical Providers for telehealth services to Clinical Pharmacists for tele-pharmacy services such as initial prescription counseling, monitoring side effects, adverse drug event reporting and therapy management programs (MTM’s).
●	Compliance (Costs) — Providing patients with cash-alternative options to supplement the expenses of insurance-based services.
a.	For Payor’s lacking an integrated PBM: An integrated healthcare ecosystem that provides mail order service, an integrated pharmacy network, and wholesale prescription acquisition pricing.
●	Compliance (Transportation) — A well-known barrier to patient adherence for medical visits and prescription therapy are transportation issues. DelivMeds solves this issue for patients by working with national delivery partners and getting meds to the doors of patients.
●	Reducing Expenses — Through the various synergistic clinical programs, DelivMeds plays a direct role in improving patient outcomes which aid payors and PBM’s in reducing long-term costs associated with nonadherence such as hospitalizations and procedures.

Vendors/Suppliers

DelivMeds obtains the pharmaceuticals and medical supplies that it provides to its patients through AmerisourceBergen, Wellgistics, Integral Health, Inc. (the successor in interest to TRxADE Health, Inc.), and other secondary wholesalers for our in-house pharmacy. AmerisourceBergen is considered to be the primary wholesaler due to the wide array of products they carry to service general and specialty lite medications required by DelivMeds’ patient population. Additionally, Wellgistics has direct contracts with several pharmaceutical manufacturers to offer the DelivMeds service and as part of that relationship, Wellgistics is able to source directly from these manufacturers for Community Specialty Pharmacy. In the event of a termination of DelivMeds’ relationship with AmerisourceBergen, DelivMeds believes there is typically at least one alternative drug wholesaler from whom we could source each indirectly purchased drug we dispense. DelivMeds further believes that it could replace the inventories without a material disruption to its operations. As for certain pharmaceuticals sometimes known as the specialty lite and other niche drugs we purchase directly from the pharmaceutical manufacturers, they are not available from any other source.

On the wholesale side Wellgistics sources products directly from pharmaceutical manufacturers. On occasion, Wellgistics may purchase products from other distributors when an opportunity presents based on pricing and our ability to move that product within Wellgistics’ network of purchasing pharmacies. Most of the manufacturers of the pharmaceuticals Wellgistics sells have the right to cancel their supply contracts with Wellgistics without cause and after giving notice (generally 90 days or less).

Billing and Significant Payers

The pharmacy, which Danam intends to acquire in connection with the Closing of the Business Combination Agreement, will derive revenue for Danam on the pharmacy side from contracts with third-party payers such as insurance companies, self-insured employers, PBMs, and Medicare and Medicaid programs. They will contract directly with most payers and PBMs and, in other limited cases, with third parties which in turn contract with payers and PBMs on our behalf.

They bill payers and track accounts receivable through computerized billing systems. These systems allow our billing staff the flexibility to review and edit claims in the system before they are submitted to payers. For the great majority of dispensing business, claims are submitted to payers electronically. They have extensive experience managing the coordination of benefits between commercial and government- sponsored plans. They primarily participate in the Medicare Part D program. A benefit coverage specialist reviews all Medicare coverage determinations to ensure that the appropriate benefit is being billed. Upon completion of all benefit verifications, they follow each plan’s guidelines to identify which plan is primary and secondary and submit the billing accordingly.

Danam’s financial and operational performance is highly dependent upon effective billing and collection practices as well as the use of Danam’s technology to adequately supply the network with prescription transfers that are able to be adjudicated at the dispensing pharmacy. The process will begin with an accurate and complete patient onboarding process, in which all critical information about the patient, the patient’s insurance and the patient’s care needs will be gathered. A critical part of this process will be verification of insurance coverage and authorization from insurance to provide the required care, which typically takes place before the initiation of services.

Competition

There are a significant number of competitors that distribute/wholesale specialty pharmacy drugs, perform digital pharmacy services including but not limited to hub and clinical services, and provide other pharmacy-oriented services that would compete with our healthcare ecosystem, some of which have greater resources than Danam does. Many of the competitive segments in which Danam will compete have experienced significant consolidation over the past few years as described further in the “Risk Factors” section.

The four leading specialty pharmacies, Express Scripts (Cigna); CVS Caremark (Aetna); Walgreens (Prime Therapeutics); and OptumRx (United Healthcare), all of whom have a great degree of vertical integration, have significantly greater market share, resources and purchasing power than Danam does and, in the aggregate, these competitors generally have access to substantially the same limited distribution drugs as the companies in Danam’s potential acquisition portfolio. These companies also benefit from their acquisition activity with healthcare organizations, as Danam has seen recent acquisitions in the home healthcare and primary care services arena (i.e., One Medical, Signify Health, Village MD, Summit Health, CareCentrix, among others).

Digital pharmacies both national and regional have been increasingly entering the market over the course of the last decade with well-known players such as Roman, Lemonaid Health, ForHims, TruePill, and Amazon’s acquisition of PillPack. At the regional level, Danam has seen the emergence of companies like Capsule, Alto, and many others outlined below looking to penetrate markets and gain access to lives by looking for additional points of differentiation. The competitive healthcare landscape along with macroeconomic pressures has also seen increased chapter 11 filings for bankruptcy and or other means of dissolution including Medley, NowRx, AmazonCare, Haven (i.e., joint venture of Amazon, Berkshire Hathaway, and JPMorgan Chase) over recent years. Many of these companies leverage access to telehealth services and backend partnerships with mail order pharmacies to provide consumers with cash-paying models for access to niche services. The evolution of centralized digital patient support networks with network pharmacies has also recently been gaining steam.

Danam will differentiate itself from our competitors in several key aspects that will place it in a prime position to positively impact overall patient outcomes while generating gross revenues. Danam’s affiliation with independent pharmacies will also be different than the national and regional enterprise pharmacy systems as noted above. On the wholesale side, Wellgistics’ product lines are designed to carry specialty lite and niche pharmaceutical products that improve margins for all stakeholders. DelivMeds’ technology utilizes an integrated model with pharmacy systems and provides patients with a holistic end-to-end solution that fosters an environment of access, price transparency, and digital convenience. Lastly, Danam’s data science methodology for capture, analysis, and promotion will be exemplary and will serve as a key channel for monetization.

Sales and Marketing

Danam’s sales and marketing efforts will focus on three primary objectives: (1) establishing, maintaining and strengthening relationships with pharmaceutical manufacturers to gain distribution access as they release new or improved products to carry within Wellgistics and also to perform hub and clinical services through DelivMeds; (2) establishing, maintaining and strengthening relationships with provider groups, ACOs, and other key opinion leaders to obtain prescription referrals for Community Specialty Pharmacy and DelivMeds; and (3) building new relationships with PMS system providers and the recruitment of those independent pharmacies utilizing that software to be part of our integrated pharmacy network; and (4) building new relationships with managed care organizations, hospitals, health systems, telehealth companies, employer groups, and other payers or PBMs. Danam will integrate national and regional sales teams to focus on establishing and expanding Danam’s pharmacy footprint and product pipelines, of the businesses that will be acquired upon the Closing of the Business Combination, while Danam will integrate account managers to focus on maximizing value for purchasing pharmacies and the network. Danam will also have a dedicated sales force, through a combination of internal (phone sales) and external (field sales) team members for scalability and efficiency. In addition, Danam’s sales team will be focused on maintaining and expanding relationships with biotechnology and specialty drug manufacturers to establish its position as an exclusive, semi-exclusive, or participating provider.

Information Technology

Each of the businesses that will be acquired upon the Closing of the Business Combination have information technology capabilities have significantly expanded across all divisions. Equally, each of their development, quality assurance, and support and monitoring teams use patent pending proprietary systems. Below is a brief summary of the technology stack for DelivMeds along with a diagram depicting our core technology.

High-level description of the tech stack:

●	Hosting Environment: WS (EC2, RDS/MSSQL, Lambda, S3, API Gateway)
●	Core API: node.js/express/doppler/sequelize/winston/sentryio/pm2
●	Linux (VM or Docker)
●	Core Providers (many): node.js/express/doppler/sequelize/winston/sentryio/pm2
●	Most providers run on Linux and can run in VM instance, or be dockerized
●	Some providers, intended to interface with PMS systems which are Windows base run on the same VM as the PMS so run on Windows.

●	Mobile Patient App: Flutter/Dart (iOS/Android/Web)
●	Mobile Admin App: Flutter/Dart (iOS/Android/Web)
●	Admin Panel: node.js/angular/kendoUI (Web)
●	Core/Providers Databases: MSSQL on AWS RDS
●	It is primarily MSSQL based as opposed to MYSQL based because so many of the PMS systems it works with are also MSSQL based and there are efficiencies in labor and cross- database reporting being within one database tech.

Additionally, DelivMeds has developed new software for T3 and T4.

DelivMeds can also provide HIPAA-compliant reports that contain inventory data, prescription status, persistency, compliance, discontinuation, and payer data for various stakeholders. In addition to reporting on patient and prescriber demographics, turnaround times, spend and error reporting, DelivMeds can also report on patient assessment data, clinical status, and other monitoring parameters. We also use an off-the- shelf pharmacy software system for purposes of transmitting claims to payers. DelivMeds has invested significantly in information technology in recent years to position DelivMeds to improve cost efficiencies among itself and its constituents and to provide additional services regarding the de-identified data DelivMeds accumulates to take greater advantage of its relationships with data-driven pharmaceutical manufacturers.

Governmental Regulation

The healthcare industry is subject to extensive regulation by several governmental entities at the federal, state and local level. The industry is also subject to frequent regulatory change. Laws and regulations in the healthcare industry are extremely complex and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. Moreover, the Target Companies’ businesses are impacted not only by those laws and regulations that are directly applicable to each of them, but also by certain laws and regulations that are applicable to its managed care and other clients.

Professional Licensure

Pharmacists and pharmacy technicians that will be employed by Danam are required to be individually licensed or certified under applicable state law. Each of the businesses that will be acquired upon the Closing of the Business Combination perform criminal, government exclusion and other background checks on employees and take steps to ensure that our employees possess all necessary licenses and certifications, and we believe that our employees comply, in all material respects, with applicable licensure laws.

Licensing and Registration

State laws require licensure status for each jurisdiction a pharmacy anticipates dispensing pharmaceutical products and each state the pharmacy distributes products as part of our wholesale operations. Wellgistics is licensed in all 50 states for its wholesale operations and CSP is licensed in 35 states plus the District of Columbia for our pharmacy. CSP will be pursuing additional state licenses to be able to dispense in all 50 states when patients elect to use mail order as their method of receipt for prescription medications. Each of the businesses that will be acquired upon the Closing of the Business Combination complies with all state licensing laws that are applicable to its respective business. Where required by law, CSP also has pharmacists licensed in all states in which it dispenses.

Laws enforced by the U.S. Drug Enforcement Administration (“DEA”), as well as some similar state agencies, require pharmacy businesses and wholesale operations businesses to individually register to handle controlled substances, including prescription pharmaceuticals. A separate registration is required at each principal place of business where Danam will dispense controlled substances for pharmaceutical dispensing. Danam anticipates that applicable federal and state laws will also require compliance regarding specific labeling, reporting and record-keeping requirements for controlled substances. Danam will maintain DEA registrations for each of its facilities that require such registration and follow procedures intended to comply with all applicable federal and state requirements regarding controlled substances.

Food, Drug and Cosmetic Act

Certain provisions of the federal Food, Drug and Cosmetic Act govern the handling, distribution and compounding of pharmaceuticals and medical devices. This law prohibits the adulteration or misbranding of these products while in interstate commerce. Companies engaged in drug and device distribution may be required to register their facilities with FDA, comply with track and trace requirements, and operate their businesses according to appropriate quality standards. The law applies to all parts of the drug and device distribution chain, but does exempt pharmacies from most federal registration, labeling and packaging requirements as long as any drugs or medical devices are not adulterated or misbranded and are dispensed in accordance with and pursuant to a valid prescription.

Fraud and Abuse Laws — Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered by Medicare, Medicaid, or other federal healthcare programs. The federal courts have held that an arrangement violates the Anti-Kickback Statute if any one purpose of the remuneration is to induce the referral of patients covered by a federal health care program, even if another purpose of the payment is to compensate an individual for rendered services. The Anti-Kickback Statute is broad and potentially covers many standard business arrangements. Violations can lead to significant penalties, including criminal fines of up to $100,000 per violation and/or ten years imprisonment, civil monetary penalties of up to $100,000 per violation plus treble damages and/or exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Certain types of payments are excluded from the statutory prohibition. Additionally, in an effort to clarify the conduct prohibited by the Anti-Kickback Statute, the Office of the Inspector General of HHS (the “OIG”) publishes regulations that identify a limited number of safe harbors. Business arrangements that satisfy all of the elements of a safe harbor are immune from criminal enforcement or civil administrative actions. The Anti-Kickback Statute is an intent-based statute and the failure of a business relationship to satisfy all of the elements of a safe harbor does not, in and of itself, mean that the business relationship violates the Anti-Kickback Statute. The OIG, in its commentary to the safe harbor regulations, has recognized that many business arrangements that do not satisfy a safe harbor nonetheless operate without the type of abuses the Anti-Kickback Statute is designed to prevent. Each of the businesses that will be acquired upon the Closing of the Business Combination attempts to structure its business relationships to satisfy an applicable safe harbor. However, in those situations where a business relationship does not fully satisfy the elements of a safe harbor, each attempts to satisfy as many elements of an applicable safe harbor as possible. The OIG is authorized to issue advisory opinions regarding the interpretation and applicability of the Anti-Kickback Statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions.

Several states have statutes and regulations that prohibit the same general types of conduct as those prohibited by the Anti-Kickback Statute described above. Some state anti-fraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other state anti-fraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private. Where applicable, each of the businesses that will be acquired upon the Closing of the Business Combination attempts to structure its business relationships to comply with these statutes and regulations.

Fraud and Abuse Laws — False Claims Act

All licensed facilities are subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim or causing a claim to be presented for payment from a federal healthcare program that is false or fraudulent. The standard for “knowing and willful” may include conduct that amounts to a reckless disregard for the accuracy of information presented to payers. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare or Medicaid programs and imprisonment. One of the most prominent of these laws is the federal False Claims Act, which may be enforced by the federal government directly or by a private plaintiff by filing a qui tam lawsuit on the government’s behalf. Under the False Claims Act, the government and private plaintiffs, if any, may recover monetary penalties in the amount of $11,181 to $22,363 per false claim, as well as an amount equal to three times the amount of damages sustained by the government as a result of the false claim. Several states have adopted their own false claims statutes as well as statutes that allow individuals to bring qui tam actions. In recent years, federal and state government authorities have launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws, and they have conducted numerous investigations of pharmaceutical manufacturers, PBMs, pharmacies and healthcare providers with respect to false claims, fraudulent billing and related matters. Each of the businesses that will be acquired upon the Closing of the Business Combination believes that it has procedures in place to ensure the accuracy of its dispensing claims and distribution records.

Ethics in Patient Referrals Law — Stark Law

The federal Physician Self-Referral Prohibition, commonly known as the Stark Law, generally prohibits a physician from ordering Designated Health Services for Medicare and Medicaid patients from an entity with which the physician or an immediate family member has a financial relationship and prohibits the entity from presenting or causing to be presented claims to Medicare or Medicaid for those referred services, unless an exception applies. A financial relationship is generally defined as an ownership, investment, or compensation relationship. Designated Health Services include, but are not limited to, outpatient pharmaceuticals, parenteral and enteral nutrition products, home health services, durable medical equipment, physical and occupational therapy services, and inpatient and outpatient hospital services. Among other sanctions, a civil monetary penalty of up to $15,000 may be imposed for each bill or claim for a service a person knows or should know is for a service for which payment may not be made due to the Stark Law. Such persons or entities are also subject to exclusion from the Medicare and Medicaid programs. Any person or entity participating in a circumvention scheme to avoid the referral prohibitions is liable for a civil monetary penalty of up to $100,000. A $10,000 fine may be imposed for failure to comply with reporting requirements regarding an entity’s ownership, investment and compensation arrangements for each day for which reporting is required to have been made under the Stark Law.

The Stark Law is a broad prohibition on certain business relationships, with detailed exceptions. However, unlike the Anti-Kickback Statute under which an activity may fall outside a safe harbor and still be lawful, a referral for Designated Health Services that does not fall within an exception is strictly prohibited by the Stark Law. Each of the businesses that will be acquired upon the Closing of the Business Combination attempts to structure all of its relationships with physicians who make referrals to us in compliance with an applicable exception to the Stark Law.

In addition to the Stark Law, many of the states in which each of the businesses that will be acquired upon the Closing of the Business Combination operate have comparable restrictions on the ability of physicians to refer patients for certain services to entities with which they have a financial relationship. Certain of these state statutes mirror the Stark Law while others may be more restrictive. Each of the businesses that will be acquired upon the Closing of the Business Combination attempts to structure all of its business relationships with physicians to comply with any applicable state self-referral laws.

HIPAA and Other Privacy and Confidentiality Legislation

DelivMeds activities involve the receipt, use and disclosure of confidential health information, including disclosure of the confidential information to a patient’s health benefit plan, as permitted in accordance with applicable federal and state privacy laws. In addition, DelivMeds uses and discloses de- identified data for analytical and other purposes. Many state laws restrict the use and disclosure of confidential medical information, and similar new legislative and regulatory initiatives are underway at the state and federal levels.

HIPAA imposes extensive requirements on the way in which healthcare providers that engage in certain actions covered by HIPAA, as well as healthcare clearinghouses (each known as “covered entities”) and the persons or entities that create, receive, maintain, or transmit protected health information (“PHI”) on behalf of covered entities (known as “business associates”) and their subcontractors, use, disclose and safeguard PHI, including requirements to protect the integrity, availability and confidentiality of electronic PHI. Many of these obligations were expanded under the Health Information Technology for Economic and Clinical Health Act (“HITECH”), passed as part of the American Recovery and Reinvestment Act of 2009. In January 2013, the Office for Civil Rights of HHS issued a final rule under HITECH that makes significant changes to the privacy, security, breach notification and enforcement regulations promulgated under HIPAA (the “Final Omnibus Rule”), and which generally took effect in September 2013. The Final Omnibus Rule enhances individual privacy protections, provides individuals new rights to their health information and strengthens the government’s ability to enforce HIPAA.

The privacy regulations (the “Privacy Rule”) issued by the Office of Civil Rights of HHS pursuant to HIPAA give individuals a number of rights, including the right to know how their PHI is used and disclosed, as well as the right to access, amend and obtain information concerning certain disclosures of PHI. Covered entities, such as pharmacies and health plans, are required to provide a written Notice of Privacy Practices to individuals that describes how the entity uses and discloses PHI, and how individuals may exercise their rights with respect to their PHI. For most uses and disclosures of PHI other than for treatment, payment, healthcare operations and certain public policy purposes, HIPAA generally requires that covered entities obtain a valid written individual authorization. In most cases, use or disclosure of PHI must be limited to the minimum necessary to achieve the purpose of the use or disclosure. The Final Omnibus Rule modifies the content of Notice of Privacy Practices in significant ways, requiring, among other things, statements informing individuals of their rights to receive notifications of any breaches of unsecured PHI and to restrict disclosures of PHI to a health plan where the individual pays out of pocket.

DelivMeds and CSP, which we intend to acquire upon the Closing of the Business Combination, are each considered a covered entity under HIPAA in connection with their operation when working with other network pharmacies. To the extent that we provide services other than as a covered entity and we perform a function or activity, or provide a service to, a covered entity that involves PHI, the covered entity may be required to enter into a business associate agreement with us. Business associate agreements mandated by the Privacy Rule create a contractual obligation for us, as a business associate, to perform its duties for the applicable covered entity in compliance with the Privacy Rule and applicable provisions of the security regulations (the “Security Rule”) issued by the Office of Civil Rights of HHS pursuant to HIPAA. In addition, HITECH subjects us to certain aspects of the Privacy Rule and the Security Rule when it acts as a business associate, including imposing direct liability on business associates for, among other things, impermissible uses and disclosures of PHI and the failure to disclose PHI to the covered entity, the individual, or the individual’s designee (as specified in the business associate agreement), as necessary to satisfy a covered entity’s obligations with respect to an individual’s request for an electronic copy of PHI. The Final Omnibus Rule also extends the business associate provisions of HIPAA to subcontractors where the function, activity, or service delegated by the business associate to the subcontractor involves the creation, receipt, maintenance, or transmission of PHI. As such, business associates are required to enter into business associate agreements with subcontractors for services involving access to PHI and may be subject to civil monetary penalties for the acts and omissions of their subcontractors.

Importantly, the Final Omnibus Rule greatly expands the types of product- and service-related communications to patients or enrollees that will require individual authorizations by requiring individual authorization for all treatment and healthcare operations communications where the covered entity receives payment in exchange for the communication from or on behalf of a third-party whose product or service is being described. While the Office of Civil Rights of HHS has established limited exceptions to this rule where individual authorization is not required, the marketing provisions finalized in the Final Omnibus Rule could potentially have an adverse impact on our business and revenues.

If a company which we intend to acquire upon the Closing of the Business Combination fails to comply with HIPAA or its policies and procedures are not sufficient to prevent the unauthorized disclosure of PHI, it could be subject to liability, fines and lawsuits under federal and state privacy laws, consumer protection statutes and other laws. Criminal penalties and civil sanctions may be imposed for failing to comply with HIPAA standards either as a covered entity or business associate, and these penalties and sanctions have significantly increased under HITECH. In addition to imposing potential monetary penalties, HITECH also requires the Office of Civil Rights of HHS to conduct periodic compliance audits and empowers state attorneys general to bring actions in federal court for violations of HIPAA on behalf of state residents harmed by such violations. Several such actions have already been brought, and continued enforcement actions are likely to occur in the future.

The transactions and code sets regulation promulgated under HIPAA requires that all covered entities that engage in certain electronic transactions, directly or through a third-party agent, use standardized formats and code sets. DelivMeds and CSP, in its role as a business associate of a covered entity, must conduct such transactions in accordance with such transaction rule and related regulations that require the use of operating rules in connection with HIPAA transactions. In DelivMeds’ and CSP’s roles as a specialty pharmacy operator, we must also conduct such transactions in accordance with such regulations or engage a clearinghouse to process each covered transactions. HHS promulgated a National Provider Identifiers (“NPI”) Final Rule that requires covered entities to utilize NPIs in all standard transactions. NPIs replaced National Association of Boards of Pharmacy numbers for pharmacies, DEA numbers for physicians and similar identifiers for other healthcare providers for purposes of identifying providers in connection with HIPAA standard transactions. Covered entities may be excluded from federal healthcare programs for violating these regulations.

The Security Rule issued pursuant to HIPAA mandates the use of administrative, physical and technical safeguards to protect the confidentiality of electronic PHI. Such Security Rule obligations apply to covered entities and business associates.

DelivMeds and CSP must also comply with the “breach notification” regulations, which implement provisions of HITECH. In the case of a breach of “unsecured PHI,” covered entities must promptly notify affected individuals and the HHS Secretary in cases where a beach of “unsecured PHI” affects 500 or more individuals. DelivMeds and CSP must also promptly notify the media in cases where a breach of “unsecured PHI” affects more than 500 individuals in a particular state or jurisdiction. Breaches of “unsecured PHI” affecting fewer than 500 individuals must be reported to the HHS Secretary on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of such breaches of “unsecured PHI” by the business associate.

Final regulations governing the accounting of disclosures implementing provision in HITECH are forthcoming, but have been subject to significant delay. The initial proposed rule, if finalized, would require covered entities to develop systems to monitor and record: (1) which of their employees and business associates access an individual’s electronic PHI contained in a designated record set; (2) the time and date access occurs; and (3) the action taken during the access session (e.g., modification, deletion, viewing). The final regulations could impose significant burdens on covered entities and business associates.

The Health Reform Laws (as defined in “Health Reform Legislation” below) require the HHS Secretary to develop new health information technology standards that could require changes to DelivMeds’ and CSP’s existing software products. For example, the statute requires the establishment of interoperable standards and protocols to facilitate electronic enrollment of individuals in federal and state health and human services programs and provides the government with authority to require incorporation of these standards and protocols in health information technology investments as a condition of receiving federal funds for such investments.

HIPAA generally preempts state laws, except when state laws are contrary to HIPAA and more stringent, protective of PHI, or are more restrictive than HIPAA requirements. Therefore, to the extent states continue to enact more stringent, protective, or restrictive legislation, DelivMeds and CSP could be required to make significant changes to their business operations. In addition, independent of any statutory or regulatory restrictions, individual health plan clients could increase limitations on DelivMeds’ and CSP’s use of medical information, which could prevent us from offering certain services.

Medicare Part D

The Medicare Part D program, which makes prescription drug coverage available to eligible Medicare beneficiaries, regulates various aspects of the provision of Medicare drug coverage, including enrollment, formularies, pharmacy networks, marketing, and claims processing. The Centers for Medicare & Medicaid Services (“CMS”) imposed restrictions and consent requirements for automatic prescription delivery programs, and further limited the circumstances under which Medicare Part D plans may recoup payments to pharmacies for claims that are subsequently determined not payable under Medicare Part D. CMS sanctions for non-compliance may include suspension of enrollment and even termination from the program.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception. Medicare Part D continues to attract a high degree of legislative and regulatory scrutiny, and applicable government rules and regulations continue to evolve. For example, CMS may issue regulations that limit the ability of Medicare Part D plans to establish preferred pharmacy networks.

On February 6, 2019, the U.S. Department of Health and Human Services (“HHS”) released a proposed regulation that would impact Medicare Part D. The proposed rulemaking would remove rebates paid by drug manufacturers to PBMs from the Anti-Kickback Statute safe-harbor and would also create new Anti-Kickback Statute safe-harbors for point-of-sale price reductions and fixed fee payments for certain PBM services. It is unknown what form the final regulation may take, but it may alter the economics of any PBM business within our potential acquisition portfolio or may require changes to Danam’s business strategy.

Accreditations

Where applicable the licensed facilities maintain accreditations from the following organizations:

●	Accredited Drug Distributor (formerly known as VAWD) from the National Association of Boards of Pharmacy (“NABP”): Wellgistics holds an Accredited Drug Distributor (ADD) accreditation from the NABP. This accreditation is designed for compliance with state and federal laws, for preventing counterfeit drugs from entering the U.S., and to protect patients from below-quality drug distribution by employing security and best practice standards for wholesale drug distribution.
●	Healthcare Merchant Accreditation (formerly known as Safe Pharmacy) from the National Association of Boards of Pharmacy (“NABP”): A Healthcare Merchant Accreditation (HMA) from NABP is held by Community Specialty Pharmacy, LLC., and Alliance Pharma Solutions, LLC (dba DelivMeds). This accreditation is designed for online advertising platforms and card brand networks which demonstrate compliance with state and federal laws for pharmacies. It is also a prerequisite for Digital Pharmacy Accreditation — which the Company is actively pursuing.
●	Healthcare Broker Platform Certification from LegitScript: A Healthcare Merchant Certification from LegitScript is held by Alliance Pharma Solutions, LLC (dba DelivMeds). This certification provides a recognized stamp of approval for businesses that facilitate transaction for pharmacies. DelivMeds remains PCI compliant, as its platform technology does not retain credit card information within its application or servers.
●	Healthcare Platform Certification from LegitScript: A Healthcare Merchant Certification from LegitScript is held by Community Specialty Pharmacy, LLC. This certification provides a recognized stamp of approval for businesses that conduct some aspect of pharmacy including but not limited to internet, mail order, brick-and-mortar, local, veterinary, and sterile compounding pharmacies.

Intellectual Property

Danam, along with the businesses Danam’s intends to acquire upon the consummation of the Business Combination, currently, rely or will rely on copyright, trademark, and trade secret laws, in addition to contractual restrictions, to establish and protect our proprietary rights. Danam, along with the businesses Danam’s intends to acquire upon the consummation of the Business Combination, have registered or applied to register a variety of our trademarks and service marks used throughout our businesses including but not limited, to Danam Health®, DelivMeds®, and DelivMeds Pharmacy®, among others, are service marks registered with the U.S. Patent Trademark Office. In addition, Danam, together with the subsidiaries it intends to acquire, rely on unregistered common law trademark rights and unregistered copyrights under applicable U.S. law to distinguish and/or protect our services and branding. Danam is not aware of any facts that could materially impact our continuing use of any of our intellectual property. Danam does not believe that the loss of copyrights, trademarks, or service marks would have a material adverse effect on its business.

Employees

As of June 30, 2023, there were 60 persons employed in the businesses we intend to acquire upon the consummation of the Business Combination, including 10 employees that are part of the executive and corporate teams of Danam. Additionally, there are numerous 1099 relationships with consultants and full stack technology developers.

DANAM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Danam Health, Inc. should be read together with our audited financial statements as of and for the year ended December 31, 2022, our unaudited interim condensed financial statements as of and for the six months ended June 30, 2023, and June 30, 2022, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Danam Health’s Business” and our combined pro forma financial information as of and for the year ended December 31, 2022, and the six months ended June 30, 2023. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Danam Health’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Danam,” “us,” “our” or “we” refer to Danam Health, Inc. prior to the Business Combination, and to New Danam Health following the consummation of the Business Combination.

OVERVIEW

Danam Health, Inc., a Delaware corporation (referred herein as “Company”), was incorporated in 2022 and is a holding company for several strategic acquisitions centered around pharmaceuticals and healthcare services. As a micro health ecosystem, our portfolio of companies will consist of a pharmacy, wholesale operations, and a technology division with a novel platform for hub and clinical services, upon the consummation of the Business Combination. We are focused on improving the lives of patients while delivering unique solutions for pharmacies, providers, pharmaceutical manufacturers, and payors. Our patient- centric approach combined with innovative healthcare applications positions us to shift the dynamic of care to revolve around the patient for a wide range of therapeutic conditions. We offer a full spectrum of integrated solutions by leveraging the synergies of our business segments to address access, care coordination, dispensing, delivery, and clinical management of pharmaceutical products ranging from “specialty-lite” to general maintenance conditions.

The Company’s revenues are derived from: (i) pharmaceutical dispensing of products, (ii) product procurement and distribution to independent pharmacies, (iii) care management services we deliver to patients and offer to pharmaceutical manufacturer clients, and (iv) software-as-a-service (SaaS) fees for use of our platform technology services. Upon the Closing of the Business Combination, we intend to derive revenue from the businesses we will be acquiring, which are highly concentrated on offering “specialty-lite” or niche pharmaceutical products and services. The Company’s ability to source and distribute these products to our pharmacy and network of independent pharmacy partners throughout the U.S. will adequately positions us to negotiate greater discounts based on market share. Our digital pharmacy along with our hub and clinical services technology platform is poised to add significant value in this key specialty-lite market by providing patients access and convenience, while providing partners with ready-to-go market solutions with big data.

The latest data released from the Centers for Medicare & Medicaid Services (CMS) illustrates that the National Health Expenditure (NHE) for 2021 has increased to $4.3 trillion dollars (USD) and has accounted for 18.3% of Gross Domestic Product (GDP), with an expected increase in the health spending share of GDP to 19.6% by 2031. A deeper dive of this report reveals that prescription drug spending increased by 7.8% to $378 billion (USD). It is well documented in the literature that the specialty drug market accounts for less than 10% of total drugs in the market, however, is responsible for greater than 80% of the prescription drug spend per annum. After evaluating reasons for increased healthcare expenditure, poor medication adherence continues to be a challenge that causes unnecessary strain on the healthcare system including but not limited to increased hospital admissions and readmissions rates from medication non-compliance and adverse events. Many of these factors are completely preventable by empowering patient autonomy in their healthcare journey, identifying cost savings opportunities, and providing access to clinical resources and support.

Our business model is in a prime position to address the prescription spend in the “specialty lite” therapy area while improving patient health outcomes by equipping patients with our innovative digital health tools. Our pharmacy business has expanded its service coverage area while strengthening our clinical expertise in several key therapeutic categories, including services such as care coordination and patient financial assistance. Furthermore, our partner relationships enable us to offer a competitive cash formulary as an alternative option when high insurance deductibles make it economically feasible. Additionally, our wholesale operations continue to expand as we continue to partner and establish new manufacturer relationships. With many of these new relationships, we provide sales and clinical education support to the pharmacies purchasing these products. We have also strategically identified opportunities to wholesale products that are normally not carried by the three largest wholesalers in the U.S. We carve out exclusivity or semi-exclusive relationships based on a time period to ensure we are maximizing our revenues. New partnerships with group purchasing organizations (GPOs) have proven to be effective, as we increase the business divisions visibility with all or many of the member pharmacies. Our technology division which comprises of a novel platform performing pharmacy hub and clinical services is connected to our pharmacy enabling us to operate as a digital pharmacy and hub. Our mobile application for patients provides an end-to-end solution for digitizing the prescription journey. The solution helps to preserve patient autonomy, improve prescription price transparency, and provide additional concierge services in an effort to boost medication adherence and improve patient outcomes. We aggregate the data collected from our solution to provide aggregated reports that are tied to medication adherence and outcomes to make a meaningful impact for all stakeholders involved.

THE BUSINESS COMBINATION

On August 6, 2023, we entered into a Business Combination Agreement (“BCA”), by and among Artemis Strategic Investment Corporation (“Artemis”), ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination, Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with pharmaceutical wholesaler, Wellgistics, LLC (“Wellgistics”), and its selling equity holders to acquire all of the issued and outstanding membership interests in a transaction that will close immediately prior the business combination of Artemis and Danam. The Company also entered into a membership interest purchase agreements to acquire all of the issued and outstanding membership interest of Wood Sage, LLC (“Wood Sage”), a holding company. The transaction will also close immediately prior the business combination of Artemis and Danam. Wood Sage acquired 100% of the outstanding membership interests of two of Trxade Health, Inc’s (“Trxade”) subsidiaries Alliance Pharma Solutions, LLC (“APS”) and Community Specialty Pharmacy, LLC (“CSP”).

The Business Combination between of Artemis and Danam is anticipated to be accounted for as a reverse recapitalization. Danam will be deemed the predecessor and New Danam will be the successor SEC registrant, meaning that Danam’s financial statements for previous periods will be disclosed in New Danam’s future periodic reports filed with the SEC. Artemis will be treated as the acquirer company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated net increase in cash (as compared to condensed consolidated balance sheet as of June 30, 2023) of between approximately $13.9 million assuming maximum shareholder redemptions permitted pursuant to the terms of the Business Combination, and $36 million, assuming no shareholder redemptions, and in each case including $30 million in gross proceeds from the private placement by Artemis. Total transaction costs are estimated at approximately $8.9 million. See “Unaudited Pro Forma Condensed Combined Financial Information.

KEY COMPONENTS OF RESULTS OF OPERATIONS

We are an early-stage company, and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

Danam is a holding company, which was specifically formed to hold our operating companies upon consummation of the BCA, as such, we have not generated any revenue to date. Following the consummation of the business combination, we expect to generate a significant portion of our revenues through our acquired subsidiaries Wellgistics and Wood Sage.

Expenses

Research and Development Expense

Our research and development expenses will consist primarily of internal and external expenses incurred in connection with our research activities and development programs. These expenses will include, but are not limited to, development supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation, (consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred.

Sales and Marketing Expense

Sales and marketing expenses consist of personnel and personnel-related expenses, including stock-based compensation for our business development team as well as advertising and marketing expenses. We expect to increase our sales and marketing activities in order to grow our customer base and increase market share. We also expect that our sales and marketing expenses will increase over time as we continue to hire additional personnel to scale the business. We will not begin incurring sales and marketing expenses until the last month of quarter three of 2023.

General and Administrative Expense

General and Administrative expenses currently consist of IT development and support and third-party software expenses. In the future it will consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development and other administrative functions. General and administrative expenses will also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses and, following the Business Combination, will include public company expenses such as costs associated with compliance with the rules and regulations of the SEC and the stock exchange.

Income Tax (Benefit) Expense

Our income tax provision will consist of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We will maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

General and Administrative Expense

General and administrative expenses were $916,220 for the six months ended June 30, 2023, which consisted of salary expenses and professional fees

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

General and Administrative Expense

General and administrative expenses were $5,250 for the year ended December 31, 2022, compared to $0 for the year ended December 31, 2021. The $5,250 increase is due to the IT support agreement that commenced in the fourth quarter of 2022.

Liquidity and Capital Resources

Liquidity

The Company’s future cash needs are expected to include cash for operating activities, working capital, purchases of property and equipment, strategic investments, development, and expansion of facilities.

The Company will fund its operations primarily through operating cash flows, the issuance of debt and sale of equity securities via New Danam. The Company expects to generate positive cash flow from the operations in quarter four of 2023 due to the annual revenue generated from the Wellgistics arm for 2023. In order to proceed with the Company’s business plan, the Company may need to raise additional funds through the issuance of debt, equity or other commercial arrangements, which may not be available to the

Company when needed or on terms that the Company deems to be favorable. To the extent the Company raises additional capital through the sale of equity or convertible securities, the ownership interest of its shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting the Company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If the Company is unable to obtain sufficient financial resources, its business, financial condition and results of operations may be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate parts of its strategic business plan or future commercialization efforts. There can be no assurance the Company will be able to obtain financing on acceptable terms.

Upon consummation of the Business Combination, the Company’s short-term liquidity requirements include initiatives related to (i) expansion of existing facilities and upgrade of equipment in order to increase operational capacity, (ii) recruitment of additional employees to increase operational and business needs, (iii) upgrade of information technology and (iv) continued buildout of corporate functions and public company compliance requirements, inclusive of accounting and legal fees. The Company’s long-term liquidity requirements include initiatives related to (i) strategic acquisitions to further the development of its health ecosystem such as electronic health record systems, (ii) expansion of micro-distribution centers for wholesale and other wholly owned pharmacies in strategic demographic regions, (iii) investments into artificial intelligence, machine learning, and data warehousing capabilities.(iv) additional integrations with third-party partners such as pharmacy management software (PMS) systems, ride-sharing logistics providers, enterprise health systems, and others to bolster the value proposition of our health ecosystem with a focus on improving operational efficiency while simultaneously removing interdependencies. The timing and amount of spend on these initiatives may be materially delayed, reduced, or cancelled depending on the level of redemptions at the time of consummation of the Business Combination.

The pro forma company expects to have over $2.3 million in cash, assuming limited redemptions by the Artemis stockholders, which have initially deposited $189 million in trust plus proceeds from a planned $30 million proposed PIPE offering that will close concurrently with completion of the merger

For more information about the estimated financial impacts of the Business Combination, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Debt

The Company does not currently have any debt. However, it is in advance talks with a related party in taking out proposed bridge financing in the amount of approximately $1 million. The proposed bridge financing will be used to fund the Company’s operations between now and the consummation of the merger. The proposed bridge financing is expected to be converted into equity in New Danam.

Dividends

The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. In addition, the Company’s ability to pay dividends is likely to be limited by covenants of any future indebtedness. Upon consummation of the Business Combination there will be no restrictions in the covenants of any existing and outstanding indebtedness on the Company’s wholly-owned subsidiaries from distributing earnings in the form of dividends, loans or advances and through repayment of loans or advances to Danam Health.

Cash Flow

The Company did not have any cash flow from operating activities, investing activities and financing activities.

Off-Balance Sheet Arrangements

As of June 30, 2023, Danam has not engaged in any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 1 to our financial statements included elsewhere in this proxy statement/prospectus.

Emerging Growth Company Status

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

Artemis is an “emerging growth company” as defined in Section 2(a) of the Securities Act and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the consummation of the Business Combination, Danam expects to remain an emerging growth company at least through the end of the 2022 fiscal year and to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare Danam’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the Artemis IPO, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding common equity held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

WELLGISTICS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Wellgistics. should be read together with our audited financial statements as of and for the year ended December 31, 2022, our unaudited interim condensed financial statements as of and for the six months ended June 30, 2023 and June 30, 2022, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Danam Health’s Business” and the combined pro forma financial information of Danam Health, Inc as of and for the year ended December 31, 2022 and the six months ended June 30, 2023. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Wellgistics’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Wellgistics,” “us,” “our” or “we” refer to Wellgistics, LLC. prior to the Business Combination.

OVERVIEW

Wellgistics was founded in 2009 as the wholesale division to WellDyne Rx, Inc., located in Lakeland, Florida. In 2017, Wellgistics was acquired by Strategix Global, LLC. Wellgistics is a 50-state FDA licensed and NAPB accredited pharmaceutical wholesaler distributor, bridging the gap between small to mid-size pharmaceutical manufacturers and independent retail pharmacies. Serving over 4,000 registered pharmacies nationwide, we provide significant value by offering competitive pricing, unique products, and exceptional service, while also promoting manufacturers’ products to a diverse range of pharmacies. Wellgistics primary focus is on supporting independent retail pharmacies in search of better products, prices, and services, thereby ensuring their growth and sustainability in the competitive pharmaceutical sector. Upon the Closing of the Business Combination, Wellgistics will be acquired by Danam Health, Inc., and will serve as the wholesale arm of the Company’s healthcare ecosystem.

Wellgistics provides distribution and 3PL services to both pharmaceutical manufacturers and independent retail pharmacies. With over 60+ manufacturing relationships, we identify niche therapeutic products and work with our manufacturing clients to increase market access and visibility of our client relationships with product awareness and support campaigns. Specifically, we help promote product distribution through our network of pharmacy buyers by providing sales and marketing support. These services include providing product education, identifying opportunities for therapeutic substitution when clinically relevant, and cost savings opportunities for pharmacies and their patients. Wellgistics portfolio of products is comprised of 65% topical generics with a primary focus on the dermatology market, 20% oral generic formulations primarily in the non-narcotic pain category, 10% oral and topical brand formulations, and 5% in the over-the-counter market space. Our investments in cold chain infrastructure will position this division to compete in the specialty-lite therapy category while also expanding our ability to house additional branded products. The services provided to our manufacturing clients, pharmacy buyers, and other constituents described below are paramount to the revenue generated from this division.

AGREEMENT TO BE AQUIRED BY DANAM HEALTH

On May 11, 2023, we entered into Membership Interest Purchase agreement with Danam Health, Inc (“Danam”) for the equity holders of the company to sell all the issued and outstanding membership interest in a transaction that will close prior to the business combination between Danam and Artemis Strategic Investment Corporation.

KEY COMPONENTS OF RESULTS OF OPERATIONS

The Components of Results of Operations section describes how we define the significant components of revenues and expenses. The fluctuations of these segments are further discussed in the Results of Operations section included within this prospectus. The drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

We recognize product revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Our product revenue is derived from product sales to our independent pharmacies purchasing exclusive drugs and diagnostic equipment sourced from the various manufacturers we represent.

Expenses

Selling and Marketing Expense

Selling and marketing expenses consist of personnel and personnel-related expenses, including stock-based compensation for our business development team as well as advertising and marketing expenses.

General and Administrative Expense

General and Administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development and other administrative functions. General and administrative expenses also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs.

Depreciation and amortization Expense

Our depreciation and amortization expense represents depreciation of property and equipment and amortization of intangible assets and capitalized software costs.

Other (expense) income, net

Other income and expenses consist of non-operating items that include gain on settlement of a lawsuit, gain from loan forgiveness from paycheck protection program, gain on disposal of assets and loss from fair value of assets.

Interest income (expense), net

Interest expense (income), net includes income generated from cash held in interest-bearing overnight sweep accounts or commercial money market accounts and interest accrued on money borrowed from our credit facility.

Income Tax (Benefit) Expense

Our income tax provision will consist of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law.

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

The following table presents our condensed results of operations for the six months ended June 30, 2023, and 2022:

	Six months ended June 30,		Period over period change
	2023	2022	($)	(%)
Revenue	$15,694,037	$12,829,327	$2,864,710	22%
Cost and expenses
Cost of revenue, excluding depreciation and amortization	12,407,552	10,486,290	1,921,262	18%
Selling, general and administrative	3,302,106	2,813,571	488,535	17%
Depreciation and amortization	182,931	190,583	(7,652)	-4%
Total operating expenses	15,892,589	13,490,444	2,402,146	18%
Income (loss) from operations	(198,552)	(661,117)	462,564	n.m.
Other income, net	137,773	—	137,773	n.m.
Interest expense, net	(143,615)	(102,763)	(40,852)	40%
Loss before income taxes	(204,394)	(763,880)	559,486	-73%
Provision for income taxes	—	—	—
Net loss	$(204,394)	$(763,880)	$559,486	-73%

n.m = not meaningful

Revenue

We recognized revenue of $15.7 million for the six months ended June 30, 2023, as compared to $12.8 million for the six months ended June 30, 2022, an increase of $2.9 million. The increase was primarily attributable to the restructuring of the sales team to drive sales as well as a heavy focus on new product procurement activities.

Cost of revenue

We recognized cost of revenue of $12.4 million for the six months ended June 30, 2023, as compared to $10.5 million for the six months ended June 30, 2022, an increase of $1.9 million. The increase was primarily attributable to the revenue recognized for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.

General and Administrative Expense

The following table summarizes our sales, general and administration expenses for the six months ended June 30, 2023, and 2022:

	Six months ended June 30,		Period over period change
	2023	2022	($)	(%)
Selling and marketing expense	$27,655	$26,415	$1,240	5%
General and administrative expense	3,274,451	2,787,156	487,295	17%
Total selling, general and administration expenses	$3,302,106	$2,813,571	$488,535	17%

Our selling, general and administrative expenses were $3.3 million for the six months ended June 30, 2023, as compared to $2.8 million for the six months ended June 30, 2022, an increase of $0.5 million, or 17%

Selling and marketing expenses saw an insignificant increase for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022, which can be attributable to the increase revenue between the comparative periods.

General and administrative expenses increased $0.5 million, for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase was primarily attributable to expanding the sales team, expanding data providers to assist with sales and guide new product procurement. In addition, outside services also increased due to costs related to diligence.

Other Income, net

Other income, net was $0.1 million for the six months ended June 30, 2023, compared to no other income, net for the six months ended June 30, 2022. The other income, net recognized during the six months ended June 30, 2023, is attributable to miscellaneous income from the employee retention credit.

Income expense, net

Interest expense, net was $144 thousand for six months ended June 30, 2023, compared to $103 thousand for the six-month ended June 30, 2022. The $41 thousand increase was primarily due to the increase in debt that resulted from the acquisition of APD.

Income Tax (Benefit) Expense

We did not incur income tax expense for the six months ended June 30, 2023, or 2022

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table presents our condensed results of operations for the year ended December 31, 2022, and 2021

	Year ended December 31,		Period over period change
	2022	2021	($)	(%)
Revenue	$31,888,349	$42,726,738	$(10,838,389)	-25%
Cost and expenses
Cost of revenue, excluding depreciation and amortization	26,162,860	34,861,545	(8,698,685)	-25%
Selling, general and administrative	6,540,584	6,779,794	(239,210)	-4%
Depreciation and amortization	380,284	361,664	18,620	5%
Total operating expenses	33,083,728	42,003,003	(8,919,275)	-21%
Loss from operations	(1,195,379)	723,735	(1,919,114)	n.m.
Other income, net	1,818,054	329,855	1,488,199	451%
Interest expense, net	(287,183)	(149,400)	(137,783)	92%
Income before income taxes	335,492	904,190	(568,698)	-63%
Provision for income taxes	—	—	—
Net income	$335,492	$904,190	$(568,698)	-63%

n.m = not meaningful

Revenue

We recognized revenue of $31.9 million for the year ended December 31, 2022, as compared to $42.7 million for the year ended December 31, 2021, a decrease of $10.8 million. The decrease was primarily attributable to formulary changes on core products prior to 2022. The shrinking coverage for some of our higher margin products reduced revenue year-over-year. We also saw a lack of innovation during Covid from the secondary market manufacturers.

Cost of revenue

We recognized cost of revenue of $26.2 million for the year ended December 31, 2022, as compared to $34.9 million for the year ended December 31, 2021, a decrease of $8.7 million. The decrease was primarily attributable to the decrease in revenue recognized for the year ended December 31, 2022, as compared to the year ended year ended December 31, 2021. We maintained our gross profit margin of approximately 18% for both periods.

General and Administrative Expense

The following table summarizes our sales, general and administration expenses for the year ended December 31, 2022, and 2021:

	Year ended December 31,		Period over period change
	2022	2021	($)	(%)
Selling and marketing expense	$96,372	$170,793	$(74,421)	-44%
General and administrative expense	6,444,212	6,609,001	(164,789)	-2%
Total sales, general and administration expenses	$6,540,584	$6,779,794	$(239,210)	-4%

Our selling, general and administrative expenses were $6.6 million for the year ended December 31, 2022, as compared to $6.8 million for the year ended December 31, 2021, a decrease of $0.2 million, or 4% Selling and marketing expenses decreased $0.1 million for the year ended December 31, 2022, as compared to the year ended December 31, 2021, which is attributable to selectively focusing trade show attendance and leveraging analytical software to more efficiently understand the market.

Other Income, net

Other income, net was $2.1 million for the year ended December 31, 2022, compared $1.1 million for the year ended December 31, 2021. The $1.0 million net increase is primarily attributable to the gain on settlement of a lawsuit recognized during the year ended December 31, 2022. The following summarizes the components of other income, net

	Year ended December 31,
	2022	2021
Other Income	$271,860	$22,292
Gain on settlement of lawsuit	1,818,054	—
Loss from fair value of assets	—	(422,412)
Gain from paycheck protection program loan forgiveness	—	752,267
Gain on disposal of assets	—	775,008
Other income, net	$2,089,914	$1,127,155

Income expense, net

Interest expense, net was $0.3 million for the year ended December 31, 2022, compared to $0.1 million for the year ended December 31, 2021. The $0.1 million increase was primarily due to the additional debt the company guaranteed in the acquisition of American Pharmaceutical Ingredients, LLC (“APD”).

Income Tax (Benefit) Expense

We did not incur income tax expense for the year ended December 31, 2022, or 2021.

Liquidity and Capital Resources

Liquidity

Our principal source of liquidity is cash generated from the operations of our core business and the potential to borrow under existing or future revolving lines of credit. We maintain our cash and restricted cash in domestic bank accounts which may at times exceed federally insured limits. We believe that our existing cash balance, together with cash generated from our core business operations and amounts available under existing or future revolving lines of credit will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of selling and marketing activities, as well as the overall economic conditions. Any debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results and financial condition would be adversely affected.

Our principal uses of cash have been for operating expenses and the acquisition of APD. We anticipate these uses will continue to be our principal uses of cash in the future in addition to any necessary business acquisitions. We currently do not have any material unused sources of liquid assets. Our primary objectives for 2023 are to continue negotiating opportunities to represent good products with good manufacturing relationships and continuing to innovate opportunities in the secondary space and work to increase our client base and operational revenue.

We have historically funded our operations primarily through revenue and cashflow, we plan to continue this strategy throughout 2023 and continue to build our institutional lending relationships for any additional product opportunities which may arise. We believe that we have adequate cash to implement our plan to operate a business-to-business web-based marketplace focused on the United States pharmaceutical industry. Our core service is designed to bring the nation’s independent pharmacies and accredited national suppliers of pharmaceuticals together to provide efficient and transparent buying and selling opportunities.

Sources and Uses of Cash

The following table sets forth the major components of our Statements of Cash Flows for the periods presented:

	Six Months ended June 30,		Year ended December 31,
	2023	2022	2022	2021
Net cash provided by operating activities	$(1,738,356)	$(2,266,557)	$275,438	$4,892,904
Net cash (used in) provided by investing activities	(2,330)	(147,956)	(127,315)	2,020,034
Net cash used in financing activities	$(204,663)	(473,476)	(2,677,159)	(5,189,254)
Net increase (decrease) in cash and cash equivalents	$(1,945,349)	$(2,887,989)	$(2,529,036)	$1,723,684

Operating Activities

During the six months ended June 30, 2023, net cashed used in operating activities was $1.7 million, which consisted of a net loss of $0.3 million and a net change of $1.7 million in our operating assets and liabilities, partially offset by non-cash charges of $0.2 million primarily comprised of depreciation.

For the year ended December 31, 2022, net cash provided by operating activities was $0.6 million, a decrease of $3.9 million compared to the year ended December 31, 2021, which was principally driven by changes in formulary which effected insurance coverage for our products. The formulary update affected some of the higher moving products and had a temporary negative effect on net cash for the year ended December 31, 2022, as compared to strong and stable formulary coverage for the year ended December 31, 2021.

Investing Activities

For the six months ended June 30, 2023, cash used in investing activities was immaterial. For the six months ended June 30, 2022, cash used in investing activities was $1.0 million, which consisted of expenditures on the acquisition of APD for $0.8 million and fixed assets of $0.1 million.

For the year ended December 31, 2022, cash used by investing activities was $0.1 million which consists of $0.3 million of capital expenditures, offset by $0.2 million of net cash acquired as part of the APD acquisition. For the year ended December 31, 2021, cash provided by investing activities was $2.4 million, which primarily consisted of proceeds from the sale of capital assets, offset by capital expenditures and cash paid for investments.

Financing Activities

For the six months ended June 30, 2023, cash provided by financing activities was $0.3 million, principally consisting of proceeds from the line of credit, partially offset by payments of $0.2 million of loans and cash distributions. For the six months ended June 30, 2022, cash used for financing activities was $0.5 million which consisted of $5.2 million for the repayment of loan and line of credit, $0.1 million from distributions, which were offset by $5.2 million from establishment of a new line of credit facility.

For the year ended December 31, 2022, cash used in financing activities was $3 million, consisting of $1.7 million in member distributions and $1.2 million of payments on borrowings under our credit facility. For the year ended December 31, 2021, cash used in financing activities was $5.2 million, consisting of $6 million in member distributions, partially offset my $0.5 million of member contributions and $0.3 million of proceeds from our credit facility.

Contractual Obligations and Other Commitments

Our principal commitments consist of obligations for office space under non-cancelable operating leases with various expiration dates through March 2028 as well as repayment of borrowings under our Credit Facility. Refer to Note 11 — Commitments and Contingencies in our financial statements included elsewhere in this proxy statement/prospectus for more details.

Off-Balance Sheet Arrangements

As of June 30, 2023, Wellgistics has not engaged in any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 1 to our financial statements included elsewhere in this proxy statement/prospectus.

WOOD SAGE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Wood Sage, LLC. should be read together with our audited financial statements as of and for the year ended December 31, 2022, our unaudited interim condensed financial statements as of and for the six months ended June 30, 2023, and June 30, 2022, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Danam Health’s Business” and our combined pro forma financial information as of and for the year ended December 31, 2022, and the six months ended June 30, 2023. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Wood Sage’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Danam,” “us,” “our” or “we” refer to Wood Sage LLC. prior to the Business Combination.

OVERVIEW

We are a holding company incorporated as a limited liability company formed under the laws of Florida on June 26, 2014. To date, we have had no operations. In connection with the Business Combination between Artemis Strategic Investment Corporation (“Artemis”) and Danam Health, Inc. (“Danam”), we acquired 100% of the outstanding membership interests of two subsidiaries previously owned by of Integral Health Inc. (the successor in interest to TRxADE HEALTH, Inc., “Integral”), subsidiaries Alliance Pharma Solutions, LLC (“APS”) and Community Specialty Pharmacy, LLC (“CSP”). In connection with the Wood Sage Membership Interest Purchase Agreement, we signed a promissory note payable to Integral in the amount of $1,300,000, which is described in the section titled “Certain Danam Relationships and Related Person Transactions.”

AGREEMENT TO BE ACQUIRED BY DANAM HEALTH

On May 11, 2023, we entered into a membership interest purchase agreement with Danam Health, Inc. (“Danam”), for the equity holders of the company to sell all the issued and outstanding membership interest in a transaction that will close prior to the business combination between Danam and Artemis Strategic Investment Corporation.

KEY COMPONENTS OF RESULTS OF OPERATIONS

We are an early-stage company and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

Wood Sage is a holding company for the operating companies we have entered into an agreement to acquire from Integral. We have not yet generated any revenue to date. Following the consummation of our business combination of APS and CSP, we expect to generate all of our revenues through our acquired subsidiaries.

Expenses

Research and Development Expense

Our research and development expenses will consist primarily of internal and external expenses incurred in connection with our research activities and development through the acquisition of CSP and ASP. These expenses will include, but are not limited to, development supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation, (consisting of various support and facility costs), stock-based compensation, and consulting fees. Research and development costs are expensed as incurred.

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel and personnel-related expenses, including stock-based compensation for our business development team as well as advertising and marketing expenses. We expect to increase our sales and marketing activities in order to grow our customer base and increase our market share. We also expect that our sales and marketing expenses will increase over time as we continue to hire additional personnel to scale the business. We will not begin incurring sales and marketing expenses until the last month of quarter three of 2023.

General and Administrative Expenses

General and administrative expenses currently consist of business development, consulting, and IT support expenses. The IT expenses are for ongoing software development and maintenance, in addition to supporting third-party software expenses. In the future it will consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development and other administrative functions. General and administrative expenses will also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses. On October 17, 2022, we entered into a management services agreement (MSA) with Trxade, to cover the costs of ongoing software development and all other operational-related costs prior to the close of the transaction. This was executed to ensure that the development and operations would continue seamlessly without interruption or delays.

Income Tax (Benefit) Expenses

Our income tax provision will consist of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We will maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

General and Administrative Expenses

General and administrative expenses were $7,387 for the six months ended June 30, 2023, compared to $828 for the six months ended June 30, 2022. The $6,559 increase is due to the set-up cost incurred in the half of 202, which were not incurred in the same half in 2021.

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

General and Administrative Expense

General and administrative expenses were $15,367 for the year ended December 31, 2022, compared to $200 for the year ended December 31, 2021. The increase is due to the set-up costs of the Company, which included consultancy expenses, IT costs and administrative services.

Liquidity and Capital Resources

Liquidity

The Company’s future cash needs are based on the acquisition of CSP, and APS. This is expected to include cash for operating activities, working capital, purchases of property and equipment, strategic investments, development, and expansion of facilities.

The Company will fund its operations primarily through funding from its parent company, who will likely fund via the consolidated operating cash flow, the issuance of debt and sale of equity securities. The Company does not expect to generate positive cash flow from operations until at least after quarter 4 of 2024. In order to proceed with the Company’s business plan, the Company will need to heavily rely on the financial strength of its parent company may need to raise additional funds through the issuance of debt, equity or other commercial arrangements, which may not be available to the parent company when needed or on terms that is deemed not to be favorable. If the parent company is unable to obtain sufficient financial resources, our business, financial condition and results of operations may be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate parts of its strategic business plan or future commercialization efforts. There can be no assurance our parent company will be able to obtain financing on acceptable terms.

Upon consummation of the Business Combination, the Company will gain access to its parent company’s short-term and long-term liquidity which will allow us to undertake in the initiatives cited in the MD&As of both APS and CSP, respectively. The timing and amount of spend on these initiatives may be materially delayed, reduced, or cancelled depending on the level of redemptions at the time of consummation of the Business Combination.

For more information about the estimated financial impacts of the Business Combination, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Debt

The Company does not currently have any debt.

Dividends

The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. In addition, the Company’s ability to pay dividends is likely to be limited by covenants of any future indebtedness. Upon consummation of the Business Combination there will be no restrictions in the covenants of any existing and outstanding indebtedness on the Company’s wholly-owned subsidiaries from distributing earnings in the form of dividends, loans or advances and through repayment of loans or advances to Danam Health.

Cash Flow

The Company did not have any cash flow from operating activities, investing activities and financing activities.

Off-Balance Sheet Arrangements

As of June 30, 2023, Danam has not engaged in any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 1 to our financial statements included elsewhere in this proxy statement/prospectus.

ALLIANCE PHARMA SOLUTIONS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Alliance Pharma Solutions, LLC. should be read together with our audited financial statements as of and for the year ended December 31, 2022, our unaudited interim condensed financial statements as of and for the six months ended June 30, 2023, and June 30, 2022, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Danam Health’s Business” and our combined pro forma financial information as of and for the year ended December 31, 2022, and the six months ended June 30, 2023. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Alliance Pharma Solution’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Danam,” “us,” “our” or “we” refer to Alliance Pharma Solution, LLC. prior to the Business Combination.

OVERVIEW

Alliance Pharma Solutions (referred to herein as “DelivMeds” or “APS”), was founded in 2017 as a holding company for technology solutions wholly owned by Integral Health Inc. (the successor in interest to TRxADE, “Integral”). In 2020, the DelivMeds project was recommissioned to serve as a pharmaceutical hub, facilitating prescription transfer and clinical concierge services to a network of independent pharmacies. Several key differentiators were established after an extensive market research survey was conducted on the competition. These differentiators include integrations with pharmacy management software (PMS) systems and pharmacy point of sale (POS) systems, among other integrations to serve as a full end-to-end patient centric solution that automates the prescription journey. Powered by CSP as the backend pharmacy, DelivMeds is the frontend technology that serves as the middleware between all key stakeholders referenced in the 5P-Model.

DelivMeds aims to preserve patient autonomy, improve price transparency and aide in making a meaningful impact to patient outcomes by eliminating barriers to therapy while simultaneously boosting adherence. We work with channel partners such as pharmaceutical manufacturers, provider groups and accountable care organizations (ACOs), telehealth companies, and employer groups to offer full suite of patient centered pharmacy services. The business-to-business (B2B) strategy approach enables prescriptions to be sent directly to CSP and uses the DelivMeds technology to transfer that prescription to an eligible in-network independent pharmacy. Each channel partner is equipped with de-identified data to improve its respective business operation and or improve its renumeration from the value-based services the clinical concierge arm provides. Upon the Closing of the Business Combination, DelivMeds will be acquired by Danam Health, Inc., and will serve as the middleware technology arm to the Company’s integrated healthcare ecosystem.

AGREEMENT TO BE ACQUIRED BY WOOD SAGE

In January 2023, Wood Sage, APS, and TRxADE entered into a Membership Interest Purchase Agreement pursuant to which TRxADE sold and Wood Sage acquired one hundred percent (100%) of the membership interest it owns in APS. In connection with the Business Combination Agreement, Danam will be acquiring, Wood Sage, LLC (“Wood Sage), therefore in connection with the Business Combination, Danam will acquire 100% of our outstanding membership interests.

KEY COMPONENTS OF RESULTS OF OPERATIONS

The Components of Results of Operations section describes how we define the significant components of revenues and expenses. The fluctuations of these segments are further discussed in the Results of Operations section included within this prospectus. The drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

We have not yet generated any revenue to date. Following the consummation of the business combination between Artemis and Danam and the success of our research and development projects, we expect to generate revenues starting in the fourth quarter of 2023.

Expenses

Research and Development Expenses

Our research and development expenses will consist primarily of internal and external expenses incurred in connection with our research activities and development programs. These expenses will include, but are not limited to, development supplies, testing materials, personnel costs (including salaries and benefits), depreciation expense, overhead allocation, (consisting of various support and facility costs), stock-based compensation and consulting fees. Research and development costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses currently consist of legal, travel, and IT expenses. The IT expenses are for ongoing software development and maintenance, in addition to supporting third-party software expenses. In the future it will consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development, and other administrative functions. General and administrative expenses will also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs not otherwise included in research and development expenses.

Income Tax (Benefit) Expenses

Our income tax provision will consist of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law. We will maintain a valuation allowance against the full value of our U.S. and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

General and Administrative Expenses

General and administrative expenses were $25,887 for the six months ended June 30, 2023, compared to $10,788 for the six months ended June 30, 2022. The $13,383 increase is due to a ramp-up in software development costs, quality assurance testing, and other technology-related expenses in an effort to commercialize the product in 2023.

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

General and Administrative Expenses

General and administrative expenses were $24,277 for the year ended December 31, 2022, compared to $53,768 for the year ended December 31, 2021. The $29,491 decrease is due to IT costs relating to successful development projects being able to be capitalized.

Liquidity and Capital Resources

Liquidity

The Company’s future cash needs are expected to include cash for operating activities, working capital, purchases of property and equipment, research and development activities, development, and expansion of facilities.

The Company will fund its operations primarily through funding from its parent company, who will likely fund via the consolidated operating cash flow, the issuance of debt and sale of equity securities. The Company does not expect to generate positive cash flow from operations until at least after quarter 4 of 2024 due to the large investments made in the technology and allowing the business to generate a significant amount of its revenue from cascading refills. In order to proceed with the Company’s business plan, the Company will need to heavily rely on the financial strength of its parent company may need to raise additional funds through the issuance of debt, equity or other commercial arrangements, which may not be available to the parent company when needed or on terms that is deemed not to be favorable. If the parent company is unable to obtain sufficient financial resources, our business, financial condition and results of operations may be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate parts of its strategic business plan or future commercialization efforts. There can be no assurance our parent company will be able to obtain financing on acceptable terms.

Upon consummation of the Business Combination, the Company will gain access to its parent company’s short-term liquidity which will allow us to undertake initiatives related to (i) our software development efforts, (ii) recruitment of additional employees to service our customer service and sales teams, (iii) upgrades to our information technology systems, and (iv) additional PMS integrations to expand our integrated network of pharmacies. The Company’s long-term liquidity requirements include initiatives related to (i) expanding our marketing efforts to gain market share, (ii) pursuing additional pharmacy accreditations, (iii) expanding the clinical integrations, and (iv) expanding our concierge services infrastructure. The timing and amount of spend on these initiatives may be materially delayed, reduced, or cancelled depending on the level of redemptions at the time of consummation of the Business Combination.

For more information about the estimated financial impacts of the Business Combination, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Debt

The Company does not currently have any debt.

Dividends

The Company intends to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. In addition, the Company’s ability to pay dividends is likely to be limited by covenants of any future indebtedness. Upon consummation of the Business Combination there will be no restrictions in the covenants of any existing and outstanding indebtedness on the Company’s wholly-owned subsidiaries from distributing earnings in the form of dividends, loans or advances and through repayment of loans or advances to Danam Health.

Sources and Uses of Cash

The following table sets forth the major components of our Statements of Cash Flows for the periods presented:

	Six Months ended June 30,		Year ended December 31,
	2023	2022	2022	2021
Net cash used in operating activities	$(79,959)	$(39,685)	$(141,998)	$(325,762)
Net cash used in investing activities	(192,858)	(338,113)	(427,845)	(23,018)
Net cash provided by financing activities	272,419	399,244	569,792	347,882
Net decrease in cash and cash equivalents	$(398)	$21,446	$(51)	$(898)

Operating Activities

During the six months ended June 30, 2023, net cash used in operating activities was $79,959, which consisted of a net loss of$26,262 and a net change of $53,696 in our operating assets and liabilities.

For the year ended December 31, 2022, net cash used in operating activities was $142 thousand, a decrease of $184 thousand compared to the year ended December 31, 2021, which was principally driven by the net loss of $143 thousand for the year ended December 31, 2022, as compared to a net loss of $402 thousand for the year ended December 31, 2021.

Investing Activities

For the six months ended June 30, 2023, cash used in investing activities was $192,858 which consists of payments made for intangibles under development. For the six months ended June 30, 2022, cash used in investing activities was $338,113, which consisted of $361,113 payments made for intangibles under development, which was partially offset by proceeds from sale of fixed assets.

For the year ended December 31, 2022, cash used in investing activities was $428 thousand which primarily consisted of $450 thousand of intangible assets under development, offset by $23 thousand in cash proceeds from the disposal of fixed assets. For the year ended December 31, 2021, cash used in investing activities was $23 thousand, which consisted of purchases of fixed assets.

Financing Activities

For the six months ended June 30, 2023, cash provided by financing activities was $272,419 consisting capital contribution from our parent company. For the six months ended June 30, 2022, cash provided by financing activities was $399,244 which was generated from capital contributions.

For the year ended December 31, 2022, cash provided by financing activities was $570 thousand, consisting of capital contributions from our parent company. For the year ended December 31, 2021, cash provided by financing activities was $347 thousand, consisting of capital contributions from our parent company.

Off-Balance Sheet Arrangements

As of June 30, 2023, Danam has not engaged in any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 1 to our financial statements included elsewhere in this proxy statement/prospectus.

COMMUNITY SPECIALTY PHARMACY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Community Specialty Pharmacy, LLC. should be read together with our audited financial statements as of and for the year ended December 31, 2022, our unaudited interim condensed financial statements as of and for the six months ended June 30, 2023, and June 30, 2022, together with related notes thereto. The discussion and analysis should also be read together with the section entitled “Danam Health’s Business” and the combined pro forma financial information of Danam Health, Inc as of and for the year ended December 31, 2022, and the six months ended June 30, 2023. See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those projected in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Certain amounts may not foot due to rounding. Unless the context otherwise requires, references in this “Community Specialty Pharmacy’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “the Company” “Community Specialty Pharmacy,” “us,” “our” or “we” refer to Community Specialty Pharmacy, LLC, prior to the Business Combination.

OVERVIEW

Community Specialty Pharmacy (referred to herein as “CSP”), was founded in 2011 as a retail community specialty pharmacy. Specializing in HIV/AIDS, the pharmacy obtained URAC and ACHC accreditations for Specialty Pharmacy and also performed general pharmacy services in its community. In 2018, CSP was acquired by Integral Health Inc. (the successor in interest to TRxADE, “Integral”), and relocated to Tampa, Florida. The business operations expanded to perform 340B services by partnering with local clinics and provider groups. During this time period, the pharmacy initiated its pursuit of additional pharmacy state licenses to convert the business toa mail order pharmacy. Currently, CSP is licensed in 35 states plus the District of Columbia, with superb license coverage along the east coast. This business shift was strategic, and the leadership team chose to voluntarily forfeit its specialty accreditations, however, it maintains the specialty internal standard operating procedures and performs all of the functions of a specialty pharmacy. Upon the Closing of the Business Combination, CSP will be acquired by Danam Health, Inc., and will serve as the backbone of the Company’s healthcare ecosystem.

CSP provides general and specialty pharmacy services dedicated to servicing the needs of patients, while also providing clinical expertise, technology-driven innovation tools and administrative efficiencies that support physicians, payers, and pharmaceutical manufacturers. We purchase our pharmaceuticals including specialty medications from manufacturers and wholesale distributors, fill prescriptions, and label, package and deliver the pharmaceuticals to patients’ homes or physicians’ offices through contract couriers or carriers. Our call center and customer support are housed within the pharmacy located in Tampa, Florida. CSP has several 340B relationships, acting as the dispensing pharmacy for these healthcare facilities which helps drive revenue and prescription volume. Our direct ownership of a wholesale entity along with our deep-rooted ties to other wholesalers enables us to offer a competitive cash-based formulary for the uninsured and underinsured patient populations. We continue to see an uptick in utilization, as more patients elect to pay out of pocket due to our low-cost model. We see this model as an opportunity to gain market share with small to medium size employer groups in a partnership model with other consumer driven healthcare companies. The services provided to our patients and other constituents described below are vital to the revenue and prescription volume generated from this division.

AGREEMENT TO BE ACQUIRED BY WOOD SAGE

In January 2023, Wood Sage CSP, and TRxADE entered into a Membership Interest Purchase Agreement, pursuant to which TRxADE sold and Wood Sage acquired one hundred percent (100%) of the membership interest it owns in CSP. In connection with the Business Combination Agreement, Danam will be acquiring, Wood Sage, therefore in connection with the Business Combination, Danam will acquire 100% of our outstanding membership interests.

KEY COMPONENTS OF RESULTS OF OPERATIONS

The Components of Results of Operations section describes how we define the significant components of revenues and expenses. The fluctuations of these segments are further discussed in the Results of Operations section included within this prospectus. The drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or future results of operations.

Revenues

We recognize product revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, when we transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We fill prescriptions for prescription and over-the-counter (OTC) drugs written by a provider and recognize revenue at the time the patient confirms the prescription order for payment of co-pays and when the insurance company or pharmacy benefit manager (PBM) remits payments on covered prescription claims.

Expenses

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation expense) for personnel in executive, finance, accounting, corporate development and other administrative functions. General and administrative expenses also include legal fees, professional fees paid for accounting, auditing, consulting, tax, and investor relations services, insurance costs, and facility costs.

Depreciation and amortization Expenses

Our depreciation and amortization expense represents the depreciation of property and equipment and the amortization of intangible assets and capitalized software costs.

Income Tax (Benefit) Expenses

Our income tax provision will consist of an estimate for U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in the tax law.

Results of Operations

Six Months Ended June 30, 2023, Compared to Six Months Ended June 30, 2022

The following table presents our condensed results of operations for the six months ended June 30, 2023, and 2022:

	Six months ended June 30,		Period over period change
	2023	2022	($)	(%)
Revenue	$490,426	$461,814	$28,612	6%
Cost and expenses
Cost of revenue, excluding depreciation and amortization	430,893	488,354	(57,461)	-12%
Selling, general and administrative	447,798	205,355	242,443	118%
Total operating expenses	878,691	693,709	184,982	27%
Net loss	$(388,265)	$(231,895)	$(156,370)	67%

n.m = not meaningful

Revenue

We recognized revenue of $0.4 million for the six months ended June 30, 2023, as compared to $0.5 million for the six months ended June 30, 2022, a small increase. The small increase was attributable to changes in the prescription drug formularies of insurance companies for previously covered specialty products and our patient base consisting of an older population that has either deceased or their care has transferred to a facility for management.

Cost of Revenue

We recognized cost of revenue of $0.4 million for the six months ended June 30, 2023, as compared to $0.5 million for the six months ended June 30, 2022, an increase of under $0.1 million. The increase was primarily attributable to rising prescription drug costs and an overall increase in the cost of goods associated with the prescription filling process for the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.

General and Administrative Expenses

Our general and administrative expenses were $0.4 million for the six months ended June 30, 2023, as compared to $0.2 million for the six months ended June 30, 2022, an increase of $0.2 million, or 118%. The increase was primarily attributable to a $0.1 million increase in salary costs for operations and an increase in our spend on professional fees.

Income Tax (Benefit) Expense

We did not incur income tax expenses for the six months ended June 30, 2023, or 2022

Year Ended December 31, 2022, Compared to Year Ended December 31, 2021

The following table presents our condensed results of operations for the year ended December 30, 2022, and 2021

	Year ended December 31,		Period over period change
	2022	2021	($)	(%)
Revenue	$889,379	$1,225,152	$(335,773)	-27%
Cost and expenses
Cost of revenue	866,014	1,068,367	(202,353)	-19%
Selling, general and administrative	497,262	546,035	(48,773)	-9%
Total operating expenses	1,363,276	1,614,402	(251,126)	-16%
Net income	$(473,897)	$(389,250)	$(84,647)	22%

General and Administrative Expense

Our general and administrative expenses were $0.5 million for the year ended December 31, 2022, as compared to $0.6 million for the year ended December 31, 2021, a small decrease of 9%. The decrease was attributed to lower consultancy costs.

Income Tax (Benefit) Expense

We did not incur income tax expense for the year ended December 31, 2022, or 2021.

Liquidity and Capital Resources

Liquidity

The Company’s future cash needs are expected to include cash for operating activities, working capital for inventory, equipment purchases, personnel expansion, and expansion of the facility to provide mail-order services and a customer call center to address the growth.

The Company will fund its operations primarily through funding from its parent company, who will likely fund via the consolidated operating cash flow, the issuance of debt and sale of equity securities. The Company does not expect to generate positive cash flow from operations until at least after quarter 4 of 2024 due to growth of the technology platform and a percentage of those prescriptions being filled internally by CSP where it will recognize additional revenue from the insurance claims and collected co-pays. In order to proceed with the Company’s business plan, the Company will need to heavily rely on the financial strength of its parent company may need to raise additional funds through the issuance of debt, equity or other commercial arrangements, which may not be available to the parent company when needed or on terms that is deemed not to be favorable. If the parent company is unable to obtain sufficient financial resources, our business, financial condition and results of operations may be materially and adversely affected. The Company may be required to delay, limit, reduce or terminate parts of its strategic business plan or future commercialization efforts. There can be no assurance our parent company will be able to obtain financing on acceptable terms.

Upon consummation of the Business Combination, the Company will gain access to its parent company’s short-term liquidity which will allow us to undertake initiatives related to (i) expanding our facility to provide mail-order services which will require a workflow redesign, minor construction, and equipment for automation, (ii) recruitment of additional employees to service the pharmacy and customer service teams, (iii) regulatory compliance fees associated with accreditations state licensing to expand the mail-order coverage to all 50 states, and (iv) increasing the pharmacy’s inventory to handle the growth. The Company’s long-term liquidity requirements include initiatives related to (i) expanding our marketing efforts to gain market share, (ii) implementation fees associated with adding new revenue-generating channels such as cash-based compounding among others, (iii) recruitment of sales representatives to promote our services and expand our coverage territory, and (iv) potential investments in the acquisition of additional pharmacies in other geographical regions. The timing and amount of spend on these initiatives may be materially delayed, reduced, or cancelled depending on the level of redemptions at the time of consummation of the Business Combination.

For more information about the estimated financial impacts of the Business Combination, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Sources and Uses of Cash

The following table sets forth the major components of our Statements of Cash Flows for the periods presented:

	Six Months ended June 30,		Year ended December 31,
	2023	2022	2022	2021
Net cash used in operating activities	$(255,112)	$(936,484)	$(268,872)	$(272,160)
Net cash (used in) provided by investing activities	—	—	—	—
Net cash used in financing activities	332,313	919,774	219,999	254,243
Net increase (decrease) in cash and cash equivalents	$77,201	$(16,710)	$(48,873)	$(17,917)

Operating Activities

During the six months ended June 30, 2023, net cash used in operating activities was $0.3 million, which consisted of a net loss of $0.3 million and a net change of $0.1 million in our operating assets and liabilities.

For the year ended December 31, 2022, net cash provided by operating activities was $0.3 million, an immaterial decrease from the year ended December 31, 2021

Investing Activities

For the interim period ended June 30, 2023, and 2022, and the year ended December 31, 2022, and 2021, the company had no investing activities

Financing Activities

For the six months ended June 30, 2023, cash provided by financing activities was $0.3 million, principally consisting of capital contributions. For the six months ended June 30, 2022, cash provided by financing activities was $0.9 million consisting of capital contributions from our parent company.

For the year ended December 31, 2022, cash provided by financing activities was $0.2 million, consisting of capital contributions from our parent company. For the year ended December 31, 2021, cash provided by financing activities was $0.3 million, consisting of capital contributions from our parent company.

Off-Balance Sheet Arrangements

As of June 30, 2023, Danam has not engaged in any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires our management to make a number of judgments, estimates and assumptions relating to the reported amount of expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our consolidated financial statements. Our significant accounting policies are described in Note 1 to our financial statements included elsewhere in this proxy statement/prospectus.

DESCRIPTION OF SECURITIES OF ARTEMIS (NEW DANAM)

The following summary of the material terms of the Artemis’ securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the proposed Amended and Restated Charter in its entirety for a complete description of the rights and preferences of Artemis’ securities following the Business Combination. The proposed Amended and Restated Charter is described in “The Amended and Restated Charter Proposal (Proposal 2),” and the full text of the proposed Amended and Restated Charter is attached as Annex B to this proxy statement/prospectus.

Pursuant to the Artemis Charter, our authorized capital stock consists of 380,000,000 shares of Artemis Class A Common Stock, $0.0001 par value, 20,000,000 shares of Artemis Class B common stock, $0.0001 par value, and 1,000,000 shares of undesignated preferred stock, $0.0001 par value. Following the Business Combination, pursuant to the Amended and Restated Charter, the authorized capital stock of New Danam will consist of 350,000,000 shares of common stock, $0.00001 par value, and 5,000,000 shares of undesignated preferred stock, $0.00001 par value. The following description summarizes the material terms of the capital stock of New Danam after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Units

Each unit had an offering price of $10.00 and consists of one whole share of Artemis Class A Common Stock and one-half of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of Artemis Class A Common Stock at a price of $11.50 per share, subject to adjustment. On February 2, 2021, Artemis closed the Artemis IPO for the sale of 17,250,000 units, including 2,250,000 units issued pursuant to the underwriters’ over-allotment option in full, at a price of $10.00 per unit.

Common Stock

Upon the Closing, the outstanding shares of Artemis Class A Common Stock, including any shares of Artemis Class B common stock that are converted into Artemis Class A Common Stock in accordance with the Artemis Charter, will be redesignated as common stock, par value $0.00001 per share, of Danam Health Holding Corporation (the new name of Artemis after the Closing), which shares are referred to herein as New Danam Common Stock.

It is anticipated that, immediately after the Closing of the Business Combination, New Danam will have a total of 28,991,642 shares of New Danam Common Stock issued and outstanding. The foregoing excludes any outstanding Warrants and assumes that (i) there are no redemptions of any shares by Artemis’ public stockholders in connection with the Business Combination or an Extension Redemption, (iii) no awards are issued under the 2023 Plan, (iii) no shares are issued under the ESPP, (iv) no Working Capital Warrants are issued, and (v) Artemis does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the total number of shares of New Danam Common Stock issued and outstanding immediately after the Closing of the Business Combination will be different.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Amended and Restated Charter or Proposed Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of New Danam Common Stock that are voted is required to approve any such matter voted on by our stockholders.

New Danam’s board of directors will consist of seven members upon the closing of the Business Combination. In accordance with the Amended and Restated Charter to be filed immediately prior to the Closing of the Business Combination, the board of directors of New Danam will be divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor

All of the outstanding Founder Shares that are Artemis Class B common stock will convert into shares of New Danam Common Stock at the Closing of the Business Combination. With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Initial Stockholders, each of whom will be subject to the same transfer restrictions) until the earlier of (A) one year after the completion of the Business Combination or earlier if, subsequent to our Business Combination, the closing price of the New Danam Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our Business Combination, and (B) the date following the completion of our Business Combination on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their New Danam Common Stock for cash, securities or other property.

Preferred Stock

The Amended and Restated Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Warrants

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of New Danam Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing, provided that we have an effective registration statement under the Securities Act covering the shares of New Danam Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Danam Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will expire five years after the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of New Danam Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Danam Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares of New Danam Common Stock upon exercise of a warrant unless the New Danam Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We are not registering the shares of New Danam Common Stock issuable upon exercise of the Public Warrants at this time. However, we have agreed that as soon as practicable, but in no event later than 15 business days after the Closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement covering the shares of New Danam Common Stock issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares of New Danam Common Stock until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares of New Danam Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the New Danam Common Stock issuable upon exercise of the warrants is not effective within a specified period following the Closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported last sale price of the New Danam Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

As of September 5, 2023, the sales price of the Artemis Class A Common Stock did not exceed the threshold that would allow New Danam to redeem the Public Warrants.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the New Danam Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants for New Danam Common Stock.

Commencing 90 days after the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the fair market value of our New Danam Common Stock (as defined below) except as otherwise described below;
●	if, and only if, the last reported sale price of our New Danam Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;
●	if, and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of New Danam Common Stock) as the outstanding public warrants, as described above; and

●	if, and only if, there is an effective registration statement covering the issuance of the shares of New Danam Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of New Danam Common Stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our New Danam Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below.

Pursuant to the warrant agreement, references above to New Danam Common Stock shall include a security other than New Danam Common Stock into which the New Danam Common Stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of New Danam Common Stock to be issued upon exercise of the warrants if we are not the surviving entity following our initial business combination.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant is adjusted as set forth in the first three paragraphs under the heading “- Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant.

	Fair Market Value of New Danam Common Stock
Redemption Date (period to expiration of warrants)	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Danam Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of our New Danam Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is

$11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 New Danam Common Stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our New Danam Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 New Danam Common Stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of New Danam Common Stock per warrant. Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of New Danam Common Stock.

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the New Danam Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the New Danam Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of our New Danam Common Stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “- Redemption of Warrants for Cash.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of our Prospectus. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the New Danam Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the New Danam Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer New Danam Common Stock than they would have received if they had chosen to wait to exercise their warrants for New Danam Common Stock if and when such New Danam Common Stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of New Danam Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of New Danam Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Danam Common Stock pursuant to the warrant agreement (for instance, if we are not the surviving company in our initial business combination), the warrants may be exercised for such security.

Redemption Procedures and Cashless Exercise

If we call the warrants for redemption as described above under “- Redemption of warrants for cash”, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of New Danam Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Danam Common Stock equal to the quotient obtained by dividing (x) the product of the number of New Danam Common Stock underlying the warrants, multiplied by the excess of the “fair market value” of our New Danam Common Stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the New Danam Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Danam Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Danam Common Stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments.

If the number of outstanding shares of New Danam Common Stock is increased by a share capitalization payable in shares of New Danam Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of New Danam Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase New Danam Common Stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of New Danam Common Stock equal to the product of (i) the number of shares of New Danam Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Danam Common Stock) and (ii)the quotient of (x) the price per share of New Danam Common Stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New Danam Common Stock, in determining the price payable for New Danam Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of New Danam Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the New Danam Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of New Danam Common Stock on account of such New Danam Common Stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of New Danam Common Stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Danam Common Stock in respect of such event.

If the number of outstanding shares of New Danam Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of New Danam Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Danam Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of New Danam Common Stock.

Whenever the number of shares of New Danam Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Danam Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Danam Common Stock so purchasable immediately thereafter.

In addition, if (x) we issue additional shares of New Danam Common Stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per share of New Danam Common Stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our Initial Stockholders or their affiliates, without taking into account any Founder Shares held by our Initial Stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions) and the volume weighted average trading price of our New Danam Common Stock during the 20 trading day period starting on the trading day after the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “- Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding New Danam Common Stock (other than those described above or that solely affects the par value of such New Danam Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding New Danam Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Danam Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Danam Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Danam Common Stock in such a transaction is payable in the form of New Danam Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, at least 50% of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which our Prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Danam Common Stock. After the issuance of New Danam Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of New Danam Common Stock to be issued to the warrant holder.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Private Placement Warrants (including the New Danam Common Stock issuable upon exercise of the Private Placement Warrants) are not transferable, assignable or salable until 30 days after the Closing (except, among certain other limited exceptions to our officers and directors and other persons or entities affiliated with Sponsor) and they will not be redeemable by us so long as they are held by Sponsor or its permitted transferees. Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than Sponsor or its permitted transferees, the Private Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of New Danam Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Danam Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the New Danam Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In order to finance transaction costs in connection with an intended initial business combination, Sponsor or its affiliate or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants (referred to in this registration statement as Working Capital Warrants) at a price of $1.00 per warrant at the option of the lender. Such Working Capital Warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such working capital loans by Sponsor or its affiliates, or our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the Closing of the Business Combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to the Closing. The payment of any cash dividends subsequent to the Closing will be within the discretion of our board of directors at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

The Artemis Charter

The Artemis Charter contains certain requirements and restrictions relating to the Artemis IPO that will apply to us until the completion of our initial business combination. These provisions cannot be amended without the approval of the holders of 65% of our common stock. Our Initial Stockholders, who collectively beneficially own approximately 20% of our common stock may participate in any vote to amend the Artemis Charter and will have the discretion to vote in any manner they choose. Specifically, the Artemis Charter provides, among other things, that:

●	If we are unable to complete our initial business combination prior to April 4, 2024, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account including interest earned on the funds held in the trust account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law;
●	Prior to our initial business combination, we may not issue additional shares of capital stock that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote on any initial business combination;

●	Although we do not intend to enter into an initial business combination with a target business that is affiliated with our Sponsor, our directors or our officers, we are not prohibited from doing so. In the event we enter into such a transaction, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that such an initial business combination is fair to our company from a financial point of view;
●	If a stockholder vote on our initial business combination is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act; whether or not we maintain our registration under the our Exchange Act or our listing on Nasdaq, we will provide our public stockholders with the opportunity to redeem their public shares by one of the two methods listed above;
●	So long as we obtain and maintain a listing for our securities on Nasdaq, Nasdaq rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the trust account) at the time of our signing a definitive agreement in connection with our initial business combination;
●	If our stockholders approve an amendment to the Artemis Charter (i) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 18 months from the closing of the Artemis IPO or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, we will provide our public stockholders with the opportunity to redeem all or a portion of their shares of Artemis Class A Common Stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares; and
●	We will not effectuate our initial business combination with another blank check company or a similar company with nominal operations.

Certain Anti-Takeover Provisions of Delaware Law and the Amended and Restated Charter and the Proposed Bylaws

New Danam will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●	a stockholder who owns 15% or more of New Danam’s outstanding voting stock (otherwise known as an “interested stockholder”);
●	an affiliate of an interested stockholder; or
●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of New Danam’s assets with a market value of 10% or more of its aggregate market value of all of its assets or of all of its outstanding stock. However, the above provisions of Section 203 do not apply if:

●	the New Danam Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of New Danam’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

●	on or subsequent to the date of the transaction, the initial business combination is approved by the New Danam Board and authorized at a meeting of New Danam’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Danam for a three-year period. This provision may encourage companies interested in acquiring New Danam to negotiate in advance with the New Danam Board because the stockholder approval requirement would be avoided if the New Danam Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the New Danam Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

The Amended and Restated Charter provides that the New Danam Board is classified into three classes of directors. As a result, in most circumstances, a person can gain control of the New Danam Board only by successfully engaging in a proxy contest at two or more annual meetings.

Authorized but Unissued Shares

New Danam’s authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval (including a specified future issuance) and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of New Danam by means of a proxy contest, tender offer, merger or otherwise.

Exclusive forum for certain lawsuits

The Amended and Restated Charter requires, to the fullest extent permitted by law, that derivative actions brought in New Danam’s name, actions against any current or former directors, officers, employees or stockholders of New Danam for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware or if such court does not have subject matter jurisdiction, the federal district court of the State of Delaware. The Amended and Restated Charter also requires, to the fullest extent permitted by applicable law, the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against New Danam’s directors and officers, although the New Danam stockholders will not be deemed to have waived New Danam’s compliance with federal securities laws and the rules and regulations thereunder.

Special meeting of stockholders

The Proposed Bylaws provide that special meetings of our stockholders may be called only by a resolution adopted by the New Danam Board.

Advance notice requirements for stockholder proposals and director nominations

The Proposed Bylaws provide that stockholders seeking to bring business before New Danam’s annual meeting of stockholders, or to nominate candidates for election as directors at New Danam’s annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the company secretary at New Danam’s principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14A-8 of the Exchange Act, proposals seeking inclusion in New Danam’s annual proxy statement must comply with the notice periods contained therein. The Proposed Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude New Danam’s stockholders from bringing matters before New Danam’s annual meeting of stockholders or from making nominations for directors at New Danam’s annual meeting of stockholders.

Action by written consent

Any action required or permitted to be taken at any annual and special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance of the DGCL and may not be taken by written consent of the stockholders without a meeting.

Classified Board of Directors

The New Danam Board will be divided into three classes, Class A, Class B and Class C, with members of each class serving staggered three-year terms. As a result, in most circumstances, a person can gain control of the New Danam Board only by successfully engaging in a proxy contest at two or more annual meetings. The Amended and Restated Charter and the Proposed Bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Subject to the terms of any preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all then outstanding shares of New Danam capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy on the New Danam Board, including a vacancy resulting from an enlargement of the New Danam Board, may be filled only by vote of a majority of New Danam’s directors then in office.

Listing of Securities

Artemis Class A Common Stock and Public Warrants are currently listed on Nasdaq under the symbols ARTEU,” “ARTE” and “ARTEW,” respectively. It is currently expected that after the Closing, the New Danam Common Stock and Public Warrants will be listed on Nasdaq under the symbols “DLVM” and “DLVMW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	1% of the total number of shares of Artemis Class A Common Stock (or after the Closing, New Danam Common Stock) then outstanding; or
●	the average weekly reported trading volume of the Artemis Class A Common Stock (or after the Closing, New Danam Common Stock) then during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

●	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
●	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
●	the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
●	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, there are 21,562,500 shares of Artemis common stock outstanding. Of these shares, the 17,250,000 shares sold in the Artemis IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of Artemis’ affiliates within the meaning of Rule 144 under the Securities Act. All of the remaining 4,312,500 shares owned by our Initial Stockholders are restricted securities under Rule 144, in that they were issued in a private transaction not involving a public offering.

The Company anticipates that following the consummation of the Business Combination, New Danam will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS

Both Artemis and Danam are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Danam stockholders will become stockholders of Artemis, and their rights will be governed by the DGCL, and, assuming the Amended and Restated Charter Proposal are approved by the Artemis stockholders at the Artemis Special Meeting, the Amended and Restated Charter attached to this proxy statement/prospectus as Annex B, and the bylaws of Artemis.

The table below summarizes the material differences between the current rights of Artemis stockholders under the Existing Charter and bylaws and the rights of New Danam stockholders, post-Closing, under the Amended and Restated Charter and bylaws of New Danam, each as amended, as applicable, and as in effect immediately following the Business Combination.

While Artemis and Danam believe that the summary tables cover the material differences between the rights of Artemis stockholders prior to the Business Combination and the rights of Artemis stockholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Artemis before the Business Combination and being a stockholder of Artemis after the Business Combination. Artemis has attached as Annex B to this proxy statement/prospectus a copy of the proposed Amended and Restated Charter, and has publicly filed its bylaws with the SEC, which you can find in the list of exhibits to this registration statement, and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. Danam will also send copies of its organizational documents referred to in this proxy statement/prospectus to you upon your request. See the section titled “Where You Can Find More Information” in this proxy statement.

Current Artemis Rights Versus New Danam Rights Post-Merger

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)
Number and Qualification of Directors	The Artemis Charter provides that the number of directors will be fixed from time to time by the Artemis Board.	The number of directors of New Danam shall be 5. The precise number of directors shall be fixed by the New Danam Board pursuant to a resolution adopted by the board of directors.
Classification of the Board of Directors

The Artemis Board is divided into three classes of directors, as nearly equal in number as possible, with each class being elected to a staggered three-year term. Each director will hold office until the annual meeting at which such director’s term expires and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal from office.

The board of directors of New Danam will be divided into three classes of directors, with (a) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (b) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (c) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing. Directors will not be able to be removed during their term except for cause.

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

Appointment of Directors

Subject to the rights of the holders of one or more series of preferred stock of Artemis, Artemis’ bylaws provide that, at all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect.

The DGCL provides that a corporation may grant stockholders cumulative voting rights for the election of directors in its certificate of incorporation. However, the Artemis Charter does not authorize cumulative voting.

At New Danam’s annual meeting, the stockholders elect directors each of whom shall hold office until his or her successor is elected and qualified, unless sooner displaced.

At stockholder meetings for the election of directors, the vote required for election of a director shall be by a plurality of the votes cast by stockholders entitled to vote in the election in favor or against the election of a nominee.

Removal of Directors

Artemis’ bylaws provide that the entire Artemis Board or any individual director may be removed from office with or without cause by a majority vote of the holders of the outstanding shares then entitled to vote at an election of directors; provided, that if Artemis Board is classified, stockholders may effect such removal of directors not up for re-election that year only for cause. If the Artemis Board or any one or more directors is so removed, new directors may be elected at the same time for the unexpired portion of the full term of the director or directors so remove.

Except any preferred stock director, any director may be removed from office with cause at any time, by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66⅔%) of the total voting power of all then outstanding shares of New Danam entitled to vote for the election of directors.

Vacancies on the Board of Directors

The Artemis Charter provides that newly created directorships resulting from an increase in the number of directors and any vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until the next election of the class for which such director shall have been chosen, and until his successor shall be elected and qualified, or until such director’s earlier resignation, removal from office, death or incapacity.

Any newly created directorship on the New Danam Board that results from an increase in the number of directors and any vacancies on the board are filled exclusively pursuant to a resolution adopted by a majority of the New Danam Board then in office, even if less than a quorum, or by a sole remaining director.

Any director elected to fill a vacancy resulting from an increase in the number of directors of such class will hold office for a term that shall coincide with the remaining term of that class and any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of their predecessor.

Special Meeting of the Board of Directors

Special meetings of the Artemis Board (a) may be called by the Chairman of the Artemis Board or President and (b) shall be called by the Chairman of the Artemis Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request.

Special meetings of the New Danam Board may be called by the Chairman of the New Danam Board, the Chief Executive Officer, the President or any two directors then in office.

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

Special Meeting of the Stockholders

Artemis’ bylaws provide that special meetings of stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Artemis Charter, may only be called by a majority of the Artemis Board, or the president or the chairman of Artemis, and shall be called by the secretary of Artemis at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice of special meeting.

Special meetings of the stockholders of New Danam may be called by a resolution adopted by the majority of the New Danam Board and may not be called by any other persons.
Notice of Stockholder Meetings

Artemis stockholder meetings generally require prior notice of not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the DGCL. If said notice is for a stockholders meeting other than an annual meeting, the notice must state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Artemis’ notice of meeting.

Except as otherwise required by law or in the current charter, written notice of each meeting of New Danam stockholders, whether annual or special, shall be given to each stockholder for record entitled to vote at such meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting unless otherwise required by law, the Amended and Restated Charter, or the bylaws of New Danam.

Voting

Except as otherwise required by law or the Artemis Charter, the holders of Artemis Common Stock exclusively possess all voting power with respect to the Artemis.

Except as otherwise required by law or the Artemis Charter, the holders of shares of Artemis Common Stock are entitled to one vote for each such share on each matter properly submitted to the stockholders of Artemis on which the holders of the common stock are entitled to vote.

Except as otherwise required bylaws or the Artemis Charter, at any annual or special meeting of the stockholders of Artemis, holders of the Artemis Class A Common Stock and holders of Artemis Class B Common Stock, voting together as a single class, have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

Except as otherwise required by law or the Amended and Restated Charter, holders of common stock are entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except as otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the charter of New Danam that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the Amended and Restated Charter or the DGCL.

Cumulative Voting	Delaware law allows for cumulative voting only if provided for in the Artemis Charter; however, the Artemis Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the charter of New Danam. The charter of New Danam does not authorize cumulative voting.

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

Drag Along	No equivalent provision.

Any action required or permitted to be taken by the stockholders of New Danam at any annual or special meeting of the stockholders may be effected only at a duly called annual or special meeting of stockholders of New Danam and may not be effected by any consent in writing by such stockholders.

Declaration and Payment of Dividends

The Artemis Board may from time to time declare, and Artemis may pay, dividends (payable in cash, property or shares of Artemis’ capital stock) on Artemis’ outstanding shares of capital stock, subject to applicable law and the Artemis Charter.

The board of directors of New Danam may from time to time declare, and New Danam may pay, dividends (payable in cash, property or shares of New Danam’s capital stock) on New Danam’s outstanding shares of capital stock, subject to the requirements of the DGCL and the Amended and Restated Charter.

Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Artemis Charter provides that an Artemis director may not be personally liable to Artemis or Artemis stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL unless they violated their duty of loyalty to Artemis or Artemis stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from their actions as directors.

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

The Amended and Restated Charter will provide that, to the fullest extent provided by law, no director will be personally liable to New Danam or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors, Officers

The Artemis Charter and Artemis’ bylaws provide that to the fullest extent permitted by the DGCL, To the fullest extent permitted by applicable law, Artemis shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of Artemis or, while a director or officer of the Artemis, is or was serving at the request of the Artemis as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

The charter of New Danam will provide that New Danam will indemnify each director and officer to the fullest extent permitted by applicable law.

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding.

Artemis shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified in accordance with the applicable provisions of the Artemis Charter.

Interested Directors

The Artemis Charter provides that the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to Artemis or any of its officers or directors, or any of their respective affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of the Artemis Charter or in the future.

Further, Artemis renounces any expectancy that any of the directors or officers of Artemis will offer any corporate opportunity of which he or she may become aware to Artemis, except, the doctrine of corporate opportunity will apply with respect to any of the directors or officers of Artemis with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of Artemis and (i) such opportunity is one Artemis is legally and contractually permitted to undertake and would otherwise be reasonable for Artemis to pursue and (ii) the director or officer is permitted to refer that opportunity to Artemis without violating any legal obligation.

To the fullest extent permitted by law, New Danam renounces any expectancy that any of the New Danam directors will offer any corporate opportunity in which he or she may become aware to New Danam, except with respect to any of the directors of New Danam with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director of New Danam while such person is performing services in such capacity.

Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions,

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The Artemis Board may exercise all such powers of Artemis and do all such lawful acts and things as allowed by statute or the Artemis Charter or Artemis’ bylaws.

information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

The New Danam Board may exercise all such powers of New Danam and do all such lawful acts and things as allowed by statute or the Amended and Restated Charter or the Proposed Bylaws of the stockholders’ agreement of New Danam stockholders directed or required to be exercised or done solely by stockholders.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. New Danam shall at its principal executive office or other place designated by the board of directors, keep a record of its stockholders, the number and class of shares held, a copy of the bylaws as amended to date, accounting books and other records.

Choice of Forum

The Artemis Charter provides that unless Artemis consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any Artemis stockholder to bring (i) any derivative action or proceeding brought on behalf of Artemis, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Artemis to Artemis or Artemis stockholders, (iii) any action asserting a claim against Artemis, its directors, officers or employees arising pursuant to any provision of the DGCL or the Artemis Charter or the Artemis bylaws, or (iv) any action asserting a claim against Artemis, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Amended and Restated Charter, unless New Danam consents in writing to the selection of an alternative forum, generally designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for any stockholder (including a beneficial owner) to: (i) any derivative action or proceeding brought on behalf of New Danam, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of New Danam to New Danam or New Danam’s stockholders, (iii) any action asserting a claim against New Danam, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Amended and Restated Charter or the Proposed Bylaws, (iv) any action asserting a claim against New Danam, its directors, officers, or employees governed by the internal affairs doctrine, subject to certain exceptions.

The federal district courts of the United States of America will be, to the fullest extent permitted by applicable law, the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

The Court of Chancery of the State of Delaware shall not be the sole and exclusive forum for any of the following actions: (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction.

The Artemis Charter also provides that the foregoing provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Quorum

Board of directors. A majority of the Artemis Board constitutes a quorum at any meeting of the Artemis Board.

Stockholders. The holders of a majority of shares of outstanding capital representing a majority of the voting power of all outstanding shares of capital stock of Artemis shall constitute a quorum at a meeting of stockholders for the transaction of any business.

Board of directors. A majority of the New Danam Board constitutes a quorum at any meeting of the New Danam Board.

Stockholders. The presence, in person or proxy, at a stockholders meetings of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum.

Amendment to Certificate of Incorporation

Under the DGCL, an amendment to a corporation’s certificate of incorporation generally requires the approval of the board of directors and the adoption of such amendment by a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class.

The Artemis Charter provides that any amendment to the Artemis Charter prior to the completion of its initial business combination or the date, no amendment to Article IX of the Artemis Charter shall be effective unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of Artemis Common Stock. Artemis is also required to provide the holders of Public Shares with the opportunity to redeem their Public Shares into cash in connection with any such amendment.

Under Delaware law, an amendment to a charter generally requires the approval of the New Danam Board and a majority of the combined voting power of the then-outstanding shares of voting stock, voting together as a single class. The affirmative vote of the holders of at least sixty-six and two-third percent (66⅔%) of the voting power of New Danam’s outstanding shares of capital stock entitled to vote in the election of directors, shall be required to amend the Amended and Restated Charter inconsistent with any provision inconsistent with Articles V, VIII or IX of the Amended and Restated Charter.

Provision	Artemis Strategic Investment Corporation (Pre-Merger)	New Danam (Post-Closing)

Amendment to Bylaws

The affirmative vote of a majority of the Artemis Board is required to amend the Artemis bylaws.

The Artemis bylaws also may be amended by the Artemis stockholders; provided, however, that in addition to any vote of the holders of any class or series of capital stock Artemis required by applicable law or the Artemis Charter, the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of Artemis entitled to vote generally in the election of directors, voting together as a single class, will be required to amend the bylaws, provided further that no bylaws adopted by the stockholders shall invalidate any prior act of the board that would have been valid if such by laws had not been adopted.

The New Danam Board will be expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of New Danam by an affirmative vote of the majority of the entire board of directors. The bylaws may also be amended, repealed or added to by the New Danam stockholders representing at least sixty-six and two-thirds percent (66⅔%) of the voting power of all of the then-outstanding shares of capital stock of New Danam entitled to vote generally in the election of directors, voting together as a single class.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of Artemis common stock as of June 30, 2023 (the “Ownership Date”), which is prior to the consummation of the Business Combination and (ii) the beneficial ownership of New Danam Common Stock immediately following the Closing, assuming that no Public Shares are redeemed, and alternatively that the Maximum number of Public Shares are redeemed, with respect to:

●	each of Artemis’ current executive officers and directors;
●	each person who is known by us to be or expected to be the beneficial owner of more than 5% of the issued and outstanding shares of the Artemis common stock;
●	each person who will (or is expected to) become an executive officer or director of New Danam following the Closing; and
●	all such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

The beneficial ownership of shares of Artemis common stock pre-Business Combination is based on 5,524,843 shares of Artemis Class A Common Stock and 1,618,434 shares of Artemis Class B common stock issued and outstanding as of the Ownership Date. The ownership percentages listed below do not include any such shares of Artemis Class A Common Stock that may be purchased after the Ownership Date.

The expected beneficial ownership percentages set forth in the table below post-Business Combination assume:

(i)	no exercise of the Public Warrants or Private Placement Warrants that will remain outstanding post-Business Combination, which will become exercisable at the holder’s option 30 days after Closing at an exercise price of $11.50 per share, provided that New Danam has an effective registration statement under the Securities Act covering the shares of New Danam Common Stock issuable upon exercise of the Public Warrants or Private Placement Warrants and a current prospectus relating to them is available, which are not expected to occur within 60 days of the date of this proxy statement/prospectus; and New Danam Common Stock
(ii)	that none of the potential 3,000,000 Earnout Shares are issued as the applicable milestones relating thereto are not expected to be achieved within 60 days of the date of this proxy statement/prospectus.

The expected beneficial ownership of shares of New Danam Common Stock upon the closing of the Business Combination assumes two scenarios:

(a)	a “no redemption” scenario where (i) no public stockholders exercise their redemption rights in connection with the Business Combination and (ii) New Danam has 27,695,277 outstanding shares of common stock immediately following the Business Combination, of which 15,167,000 shares will be issued to Danam’s existing securityholders, 2,112,027 shares will be held by the public stockholders and 5,031,250 will be held by the Initial Stockholders; and
(b)	a “Maximum Redemptions” scenario where (i) 2,112,027 of Artemis’ outstanding public shares are redeemed in connection with the Business Combination and (ii) New Danam has 25,583,250 outstanding shares of common stock immediately following the Business Combination, of which 15,167,000 shares will be held issued to Danam’s securityholders, no shares will be held by the public stockholders and 5,031,250 will be held by the Initial Stockholders.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Artemis’ existing stockholders in the Combined Company will be different.

Unless otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities

	Ownership of Artemis		Ownership of Artemis (New Danam)
	Common Stock		Common Stock
	Before the Business Combination		After the Business Combination
			No Redemptions Scenario		Maximum Redemptions Scenario
		Approximate		Approximate		Approximate
	Number of Shares	Percentage of	Number of Shares	Percentage of	Number of Shares	Percentage of
	Beneficially	Outstanding	Beneficially	Outstanding	Beneficially	Outstanding
Name of Beneficial Owner(1)	Owned	Shares	Owned	Shares	Owned	Shares
Artemis Directors and Executive
Officers Pre-Business
Combination
Holly Gagnon(2)	1,706,408	23.9%	1,706,408	6.2%	1,706,408	6.7%
Philip Kaplan(2)	1,706,408	23.9%	1,706,408	6.2%	1,706,408	6.7%
Scott Shulak	—	—	—	—	—	—
Matthew Anfinson	—	—	—	—	—	—
Rodney Butler	—	—	—	—	—	—
Anna Massion	—	—	—	—	—	—
Andro Nodarse-Leon	—	—	—	—	—	—
Leonard Wanger	—	—	—	—	—	—
All officers and directors as a group (8 individuals)	3,412,816	47.8%	3,412,816	12.4%	3,412,816	13.4%
New Danam Directors and Executive Officers Post-Business Combination
Suren Ajjarapu(4)	—	—	7,735,170	27.9%	7,735,170	30.2%
Prashant Patel(5)	—	—	6,976,820	25.2%	6,976,820	27.3%
Philip Kaplan(2)	1,706,408	23.9%	1,706,408	6.2%	1,706,408	6.7%
[•]	[•]	[•]	[•]	[•]	[•]	[•] %
All officers and directors as a group ([•] individuals)	1,706,408	23.9%	16,418,398	59.3%	16,418,398	64.2%
5% Holders
Artemis Sponsor, LLC(2)(3)	3,412,816	47.8%	3,412,816	12.3%	3,412,816	13.3%
Atlas Diversified Master Fund, Ltd.(6)	1,550,000	*	1,550,000	*	1,550,000	*
Citadel Advisors LLC(7)	1,621,525	*	2,621,525	*	2,621,525	*
HGC Investment Management Inc.(8)	1,275,000	*	1,275,000	*	1,275,000	*
NewGen Asset Management Limited(9)	1,599,600	*	1,599,600	*	1,599,600	*
Polar Asset Management Inc.(10)	1,129,990	*	2,129,990	*	2,129,990	*
Saba Capital Management, L.P.(11)	978,818	*	978,818	*	978,818	*
Tenor Capital Management, L.P.(12)	1,600,000	*	1,600,000	*	1,600,000	*
Fir Tree Capital Management LP(13)	1,496,653	*	1,496,653	*	1,496,653	*

*Based on information reported prior to redemptions in connection with the Extension Amendment Proposal approved by Artemis’ stockholders at the 2023 Special Meeting. Accordingly, the number of Class A ordinary shares set forth in the table may not reflect the Reporting Person’s current beneficial ownership.

(1)	Unless otherwise noted, the principal business address of each of these entities or individuals prior to the Business Combination is c/o Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, Arizona 85040.
(2)	Represents shares held by Artemis Sponsor, LLC, our Sponsor. Ms. Gagnon and Mr. Kaplan are the managing members of Artemis Sponsor, LLC. Ms. Gagnon and Mr. Kaplan have voting and investment discretion with respect to the common stock held of record by Artemis Sponsor, LLC. Each of our officers and directors other than Ms. Gagnon and Mr. Kaplan disclaims any beneficial ownership of any shares held by Artemis Sponsor, LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(3)	Includes 8,000,000 Private Placement Warrants exercisable within 30 days following the Closing.

(4)	Consists of 4,701,770 shares held by Sandhya Ajjarapu Revocable Trust 2007 and 3,033,400 shares held by Annapurna Gundlapalli Revocable Trust 2010. Mr. Ajjarapu has has voting and investment discretion with respect to the shares held by these entities.
(5)	Consists of 606,680 shares held directly and (i) 303,340 shares held by Patel Family Revocable Living Trust 2008, and (ii) 6,066,800 shares held by Patel Trust 2010. Mr. Patel has has voting and investment discretion with respect to the shares held by these entities.
(6)	Balyasny Asset Management L.P. is the investment manager of Atlas Diversified Master Fund, Ltd. (“ADMF”). Dimitry Balyasny is the portfolio manager of Balyasny Asset Management L.P. and has voting and investment control over the shares held by ADMF and may be deemed to beneficially own the shares beneficially owned by ADMF. The business address of each of ADMF, Balyasny Asset Management L.P., and Dimitry Balyasny is 444 W. Lake Street, 50th Floor, Chicago, IL 60606. Information derived from a Schedule 13G/A filed by ADMF on February 14, 2023.
(7)	Information before the Business Combination is based on a Schedule 13G/A filed by Citadel Advisors LLC (“Citadel Advisors”), Citadel Advisors Holdings LP (“CAH”), Citadel GP LLC (“CGP”), Citadel Securities LLC (“Citadel Securities”), Citadel Securities Group LP (“CALC4”), Citadel Securities GP LLC (“CSGP”) and Mr. Kenneth Griffin on February 14, 2023, with respect to the Artemis Class A Common Stock owned by Citadel Multi-Strategy Equities Master Fund Ltd., a Cayman Islands company (“CM”), and Citadel Securities. Such owned Artemis Class A Common Stock may include other instruments exercisable for or convertible into Artemis Class A Common Stock. After the Business Combination, includes 1,000,000 shares issuable upon the exercise of warrants held by Citadel Securities. Citadel Advisors is the portfolio manager of CEMF. CAH is the sole member of Citadel Advisors. CGP is the general partner of CAH. CALC4 is the non-member manager of Citadel Securities. CSGP is the general partner of CALC4. Mr. Griffin is the President and Chief Executive Officer of CGP, and owns a controlling interest in CGP and CSGP. This disclosure shall not be construed as an admission that Mr. Griffin or any of the Citadel related entities listed above is the beneficial owner of any securities of the Company other than the securities actually owned by such person (if any). The business address of Citadel Advisors, CAH, CGP, Citadel Securities, CALC4, CSGP, CEMF and Mr. Griffin is Southeast Financial Center, 200 S. Biscayne Blvd., Suite 3300, Miami, Florida 33131.
(8)	Information derived from a Schedule 13G filed with the SEC on February 14, 2022. HGC Investment Management Inc. has sole voting and dispositive control over the Artemis Class A Common Stock held by it. The business address of HCG is 1073 Yonge Street, 2nd Floor, Toronto, Ontario M4W 2L2, Canada.
(9)	Information derived from a Schedule 13G filed with the SEC on October 7, 2021 on behalf of NewGen Asset Management Limited (the “Investment Manager”), NewGen Holdco Limited (the “Holdco”), and NewGen Equity Long/Short Fund (the “Fund”). The Fund is an investment vehicle. The Investment Manager is the investment manager of the Fund and a separately managed account (the “SMA”). The Fund and the SMA directly beneficially own the Artemis Class A Common Stock. Holdco is the owner of the Investment Manager. The Investment Manager and Holdco may be deemed to beneficially own the Artemis Class A Common Stock directly beneficially owned by the Fund and the SMA. Each of the Investment Manager, the Holdco and the Fund disclaims beneficial ownership with respect to any shares other than the Artemis Class A Common Stock directly beneficially owned by it. The principal business address for each of the Investment Manager, the Holdco and the Fund is Commerce Court North, Suite 2900, 25 King Street West, Box 405, Toronto, Ontario M5L 1G3, Canada.
(10)	Information before the Business Combination is derived from a Schedule 13G/A filed by Polar Asset Management Partners Inc. (“Polar”) on February 9, 2023. Polar serves as the investment advisor to Polar Multi-Strategy Master Fund (“PMSMF”) with respect to the Artemis Class A Common Stock directly held by PMSMF. After the Business Combination, includes 1,000,000 shares issuable upon the exercise of warrants held by Polar. The address of the business office of the Polar is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.
(11)	Information derived from a Schedule 13G/A filed on behalf of Saba Capital Management L.P. (“Saba Capital”), Saba Capital Management GP, LLC (“Saba GP”), and Boaz R. Weinstein. on February 14, 2023. Each of Saba Capital, Saba GP, and Mr. Weinstein may be deemed to be the beneficial owner of the reported shares. The principal business address for each of Saba Capital, Saba GP, and Mr. Weinstein is 405 Lexington Ave, 58th Floor, New York, NY 10174.

(12)	Information derived from a Schedule 13G filed with the SEC on October 6, 2021 on behalf of Tenor Capital Management Company, L.P. (“Tenor Capital”), Tenor Opportunity Master Fund, Ltd. (“Tenor Opportunity”) and Robin Shah. Each of Tenor Capital, Tenor Opportunity and Mr. Shah may be deemed the beneficial owner of 1,475,000 shares of the Artemis Class A Common Stock. The principal business address for each of Tenor Capital, Tenor Opportunity and Mr. Shah is 810 Seventh Avenue, Suite 1905, New York, New York 10019.
(13)	Information derived from a Schedule 13G filed with the SEC on February 14, 2023 on behalf of Fir Tree Capital Management LP, a Delaware limited partnership (“Fir Tree”). Fir Tree has sole voting and dispositive power over 1,496,653 shares of the Artemis Class A Common Stock. The principal business address for Fir Tree is 500 5th Avenue, 9th Floor, New York, New York 10110.

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Danam will be managed by or under the direction of the New Danam Board. New Danam’s Amended and Restated Charter provides for a staggered, or classified, Board consisting of three classes of directors, each serving a staggered three-year term and with one class being elected at each year’s annual meeting of stockholders, as follows:

●	Class A, which we anticipate will consist of [•], whose terms will expire at the first annual meeting of stockholders to be held after the consummation of the Business Combination;
●	Class B, which we anticipate will consist of [•], whose terms will expire at the second annual meeting of stockholders to be held after the consummation of the Business Combination; and
●	Class C, which we anticipate will consist of [•], whose terms will expire at the third annual meeting of stockholders to be held after the consummation of the Business Combination.

At each annual meeting of stockholders to be held after the initial classification, directors for that class will be elected for a three-year term at the annual meeting of stockholders in the year in which the term expires. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the New Danam Board may be filled only by the affirmative vote of a majority of the directors then in office. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the New Danam Board may have the effect of delaying or preventing changes in New Danam’s control or management. New Danam’s directors may be removed for cause by the affirmative vote of the holders of at least two-thirds of New Danam’s voting securities.

The following table sets forth the name, age and position of each of the expected directors and executive officers of New Danam upon consummation of the Business Combination as of September 5, 2023:

Name	Age	Position
Executive Officers
Suren Ajjarapu	53	Chief Executive Officer
Prashant Patel	49	Chief Executive Officer
[•]	[•]	Chief Executive Officer
Non-Employee Directors
Philip N. Kaplan	56
[•]	[•]
(1)	Member of the New Danam audit committee, effective upon the consummation of the Business Combination.
(2)	Member of the New Danam compensation committee, effective upon the consummation of the Business Combination.
(3)	Member of the New Danam nominating and corporate governance committee, effective upon the consummation of the Business Combination.

Executive Officers

Surendra Ajjarapu, 53, is a director and Chief Executive Officer and Chairman of Danam Health and is expected to join the New Danam health Board effective upon the closing of the Business Combination. Mr. Ajjarapu has served on the board of directors of Semper Paratus Acquistion Corp, (NASDAQ: LGST). Since June 2023, OceanTech Acquisitions I Corp. (Nasdaq: OTEC) since March 2021, and has served as a director or officer of several public companies. Mr. Ajjarapu has served Trxade Health, Inc. (Nasdaq: MEDS) as Chairman of the Board, Chief Executive Officer and Secretary since its acquisition of Trxade Group, Inc., a Nevada corporation (“Trxade Nevada”) on January 8, 2014, and as the Chairman of the Board, Chief Executive Officer and Secretary of Trxade Nevada since its inception. Mr. Ajjarapu is also currently serving as a director of Ocean Biomedical Inc. (Nasdaq: OCEA)

(f.k.a. Aesther Healthcare Acquisition Corp.), and as Chairman of the Board of Kernel Group Holdings, Inc., a special purpose acquisition company (Nasdaq: KRNL). Mr. Ajjarapu has also served on the Board of Directors of Kano Energy, Inc which is involved in developing renewable natural gas sites in the United States since 2018 and as Chairman of the Board of Directors of Feeder Creek Group, Inc., a company involved in developing renewable natural gas sites in Iowa, since 2018. Mr. Ajjarapu was also a Founder, CEO and Chairman of Sansur Renewable Energy, Inc., a company involved in developing wind power sites in the Midwestern United States, from 2009 to 2012.

Prashant Patel, 49, is a Director, Chief Operating Officer and President of Danam Health. He has served on the board of Trxade Health Inc. (Nasdaq: MEDS) since its acquisition of Trxade Group, Inc., a Nevada corporation on January 8, 2014. He is an entrepreneur and a registered Pharmacist with experience in multiple aspects of the pharmaceutical supply chain. He started several starts ups including Retail/Community Pharmacy before expanding into pharmaceuticals distribution and sales, focusing on pharmaceutical disposal and reverse distribution. He has also been a consultant to several return logistics pharmaceutical companies over the years. Mr. Patel possesses an excellent vision to bring transparency, efficiency and cost benefits to US pharmaceutical channel partners. After graduating with a BPharm from University of Nottingham/UK, Mr. Patel completed MSC in Transport, Trade & Finance from Cass Business School, City University, UK.

Non-Employee Directors

Philip Kaplan, 56, has served as Artemis’ Co-Chief Executive Officer and President since inception. In addition, Mr. Kaplan serves as the Executive Chairman of Velocity Esports, Inc. since 2021, which operates entertainment venues focusing on video gaming. From 2018 to 2021, Mr. Kaplan was Chairman and Chief Executive Officer of GameWorks, Inc., which operates a chain of entertainment venues focusing on video gaming, and as Managing Partner of April Mountain Properties, LLC since 2013. From 2010 to 2013, Mr. Kaplan was the Chief Executive Officer and board member at dbtech, a private equity-held provider of healthcare workflow automation solutions. Mr. Kaplan served as Chief Operating Officer and board member of Quality Systems, Inc., an electronic health records company, from 2008 to 2010 and as President, Chief Operating Officer and board member at VitalStream Holdings, Inc. from 2000 to 2008. Mr. Kaplan holds a B.A. in Economics from University of California, Davis.

Board of Directors Leadership Structure

Upon the consummation of the Business Combination, New Danam’s Proposed Bylaws will not require separating the roles of Chair of the Board and Chief Executive Officer. The New Danam Board believes that combining these roles will help to promote unified leadership and direction for both the New Danam Board and management, and is consequently expected to appoint [•] as President, Chief Executive Officer and Chair of the New Danam Board upon consummation of the Business Combination.

In connection with the expected appointment of [•] as Chair of the New Danam Board, the Board is also expected to create the position of Lead Independent Director upon the consummation of the Business Combination and appoint [•] to serve in that role.

Board Composition

Upon the consummation of the Business Combination, the New Danam Board will be comprised of seven directors, of which six directors will be nominated by Danam, including the chief executive officer of the New Danam and one director will be nominated by Artemis, who shall be considered “independent” for Nasdaq listing purposes, to be approved by Danam.

Director Independence

Upon the consummation of the Business Combination, the New Danam Board is expected to determine that [•] will qualify as independent directors on the New Danam Board, as defined under the listing rules of Nasdaq, and the New Danam Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New Danam will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of the New Danam Board in Risk Oversight/Risk Committee

Upon the consummation of the Business Combination, one of the key functions of the New Danam Board will be informed oversight of New Danam’s risk management process. The New Danam Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Danam Board as a whole, as well as through various standing committees of the New Danam Board that address risks inherent in their respective areas of oversight. For example, the New Danam audit committee will be responsible for overseeing the management of risks associated with the New Danam’s financial reporting, accounting, and auditing matters; the New Danam’s compensation committee will oversee the management of risks associated with our compensation policies and programs.

Board Committees

Effective upon the consummation of the Business Combination, the New Danam Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The New Danam Board will adopt a charter for each of these committees, which will comply with the applicable requirements of current Nasdaq rules. New Danam intends to comply with future requirements to the extent they will be applicable to New Danam. Following the consummation of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Danam’s website.

Audit Committee

New Danam’s audit committee will consist of [•]. The New Danam Board has determined that each of the members of the audit committee will satisfy the independence requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the New Danam Board examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

[•] will serve as the Chair of the audit committee. The New Danam Board determined that [•] qualifies as an audit committee financial expert within the meaning of the rules and regulations of the SEC and meets the financial sophistication requirements of Nasdaq listing rules. In making this determination, the New Danam Board considered [•]’s formal education and previous experience in financial roles. Both New Danam’s independent registered public accounting firm and management periodically will meet privately with New Danam’s audit committee.

The functions of the audit committee will include, among other things:

●	evaluating the performance, independence and qualifications of New Danam’s independent auditors and determining whether to retain New Danam’s existing independent auditors or engage new independent auditors;
●	monitoring the integrity of New Danam’s financial statements and New Danam’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
●	reviewing the integrity, adequacy and effectiveness of New Danam’s internal control policies and procedures;
●	preparing the audit committee report required by the SEC to be included in New Danam’s annual proxy statement;
●	discussing the scope and results of the audit with New Danam’s independent auditors, and reviewing with management and New Danam’s independent auditors New Danam’s interim and year-end operating results;
●	establishing and overseeing procedures for employees to submit concerns anonymously about questionable accounting or auditing matters;
●	reviewing New Danam’s guidelines and policies on risk assessment and risk management;
●	reviewing and approving related party transactions;
●	obtaining and reviewing a report by New Danam’s independent auditors at least annually, that describes New Danam’s independent auditors internal quality control procedures, any material issues raised by review under such procedures, and any steps taken to deal with such issues when required by applicable law; and

●	approving (or, as permitted, pre-approving) all audit and non-audit services to be performed by New Danam’s independent auditors.

The composition and function of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Danam will comply with future requirements to the extent they become applicable to New Danam.

Compensation Committee

New Danam’s compensation committee will consist [•] will serve as the Chair of the compensation committee. The New Danam’s Board has determined that each of the members of the compensation committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy the independence requirements of Nasdaq.

The functions of the compensation committee will include, among other things:

●	approving the retention of compensation consultants and outside service providers and advisors;
●	reviewing and approving, or recommending that the New Danam Board approve, the compensation of New Danam’s executive officers, including annual base salary, annual incentive bonuses, specific performance goals relevant to their compensation, equity compensation, employment;
●	reviewing and recommending to the New Danam Board the compensation of New Danam’s directors;
●	administering and determining any award grants under New Danam’s equity and non-equity incentive plans;
●	reviewing and evaluating succession plans for the executive officers;
●	preparing the compensation committee report required by the SEC to be included in New Danam’s annual proxy statement; and
●	periodically reviewing New Danam’s practices and policies of employee compensation as they relate to risk management and risk-taking incentives.

The composition and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Danam will comply with future requirements to the extent they become applicable to New Danam.

Nominating and Corporate Governance Committee

New Danam’s nominating and corporate governance committee will consist of [•]. [•] will serve as the Chair of the nominating and corporate governance committee. The New Danam Board has determined that each of the members of New Danam’s nominating and corporate governance committee will satisfy the independence requirements of Nasdaq.

The functions of the nominating and corporate governance committee include, among other things:

●	identifying, evaluating, and recommending individuals qualified to become members of the New Danam Board and its committees;
●	evaluating the performance of the New Danam Board and of individual directors;
●	reviewing the Company’s environmental and social responsibility policies and practices;
●	developing and recommending corporate governance guidelines to the New Danam Board; and

●	overseeing an annual evaluation of the New Danam Board’s and management.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules. New Danam will comply with future requirements to the extent they become applicable to New Danam.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Danam’s compensation committee has ever been an executive officer or employee of New Danam. None of New Danam’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the New Danam Board or compensation committee.

Limitation on Liability and Indemnification of Directors and Officers

The Amended and Restated Charter, which will be effective upon consummation of the Business Combination, eliminates New Danam’s directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

●	for any transaction from which the director derives an improper personal benefit;
●	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
●	for any unlawful payment of dividends or redemption of shares; or
●	for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of New Danam’s directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Amended and Restated Charter requires New Danam to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. New Danam plans to maintain a directors’ and officers’ insurance policy pursuant to which New Danam’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Amended and Restated Charter prohibits any retroactive changes to the rights or protections or increasing the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, New Danam will enter into separate indemnification agreements with New Danam’s directors and officers. These agreements, among other things, require New Danam to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of New Danam’s directors or officers or any other company or enterprise to which the person provides services at New Danam’s request.

We believe these provisions in the Amended and Restated Charter are necessary to attract and retain qualified persons as directors and officers for New Danam following the completion of the Business Combination.

Code of Conduct and Ethics for Employees, Executive Officers and Directors

The New Danam Board will adopt a Code of Conduct and Ethics (the “Code of Ethics”) applicable to all of New Danam’s employees, executive officers and directors. The Code of Ethics will be available on New Danam’s website at www.Danamhealth.com. Information contained on or accessible through New Danam’s website is not a part of this proxy statement/prospectus, and the inclusion of New Danam’s website address in this proxy statement/prospectus is an inactive textual reference only. The nominating and corporate governance committee of the New Danam Board will be responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. New Danam expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.

EXECUTIVE AND DIRECTOR COMPENSATION OF DANAM

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Danam Health, Inc. and its subsidiaries prior to the consummation of the Business Combination, and to Danam Health Holding Corporation and its subsidiaries after the Business Combination. This discussion may contain forward-looking statements that are based on New Danam’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that it adopts following the completion of the Business Combination may differ materially from the currently planned programs summarized in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

This section describes the material components of the executive compensation program for certain of Danam’s executive officers (the “Target NEOs”) and directors. This discussion may contain forward-looking statements that are based on Danam’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that Danam adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.

Post-Combination Company Executive Compensation

In connection with the Business Combination, Danam intends to develop a compensation program that is designed to align executives’ compensation with Danam’s business objectives and the creation of stockholder value, while helping Danam to continue to attract, motivate and retain individuals who contribute to the long-term success of the company. Danam anticipates that compensation for its executive officers will have three primary components: base salary, an annual cash incentive bonus opportunity, and long-term equity-based incentive compensation. Danam expects to grant the long-term equity-based incentive compensation to its executive officers under the 2023 Plan if stockholders approve the plan as described above in “The Incentive Plan Proposal (Proposal 4)”.

Decisions on the design and implementation of the executive compensation program will be made by the compensation committee, as established at the closing of the Business Combination. The executive compensation program actually adopted will depend on the judgment of the members of the compensation committee. Danam has retained Mercer, an independent compensation consultant, to assist Danam in evaluating the compensation programs for the executive officers following the closing of the Business Combination. Mercer will also assist the board of directors in developing a compensation program for non-employee directors following the closing of the Business Combination.

Summary Compensation for Named Executive Officers

During the years ended December 31, 2022 and 2021, there was no compensation paid to or accrued by the Target NEOs. In January 2023 we entered into employment agreements with Mr. Ajjarapu and Mr. Patel, which are described below.

Executive Employment Agreements

Below are descriptions of the employment agreements Danam previously entered into with the Target NEOs in January 2023. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with the Target NEOs, please see “— Potential Payments Upon Termination or Change in Control” below.

Mr. Ajjarapu. In January 2023, Danam entered into an employment agreement with Mr. Ajjarapu, which governs the terms of his employment with Danam. Pursuant to his employment agreement, Mr. Ajjarapu is entitled to an initial annual base salary of $400,000 and is eligible to receive a 25% base salary increase on an annual basis, payable based upon the achievement of 70% of the requirements of any annual performance bonus, as established by the compensation committee. Pursuant to Mr. Ajjarapu’s employment agreement, if the $50 million annual revenue goal has been met, he will be issued 100,000 shares of restricted common stock, which shall be subject to forfeiture if not vested pursuant to the terms and conditions of Danam’s restricted stock award agreement and Danam’s second amended and restated 2023 stock incentive plan. Pursuant to his employment agreement, Mr. Ajjarapu also receives an automobile allowance of $2,000 per month during the term of his employment, and he is reimbursed for out-of-pocket business expenses incurred in the ordinary course of business. Mr. Ajjarapu is also eligible for standard benefits such as paid time off and to participate in employee benefit plans and programs. Mr. Ajjarapu’s employment is at will.

Mr. Patel. In January 2023, Danam entered into an employment agreement with Mr. Patel, which governs the terms of his employment with Danam. Pursuant to his employment agreement, Mr. Patel is entitled to an initial annual base salary of $400,000 and is eligible to receive a 25% base salary increase on an annual basis, payable based upon the achievement of 70% of the requirements of any annual performance bonus, as established by the compensation committee. Pursuant to Mr. Patel’s employment agreement, if the $50 million annual revenue goal has been met, he will be issued 100,000 shares of restricted common stock, which shall be subject to forfeiture if not vested pursuant to the terms and conditions of Danam’s restricted stock award agreement and Danam’s second amended and restated 2023 stock incentive plan. Pursuant to his employment agreement, Mr. Patel also receives an automobile allowance of $2,000 per month during the term of his employment, and he is reimbursed for out-of-pocket business expenses incurred in the ordinary course of business. Mr. Patel is also eligible for standard benefits such as paid time off and to participate in employee benefit plans and programs. Mr. Patel’s employment is at will.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a Target NEO’s service terminates, each Target NEO is entitled to receive amounts earned during his or her term of service, including unpaid salary, as applicable. In addition, the Target NEOs are entitled to certain severance benefits under their employment agreements, subject to their execution of a release of claims, compliance with post-termination obligations and resignation from all positions. In addition, the terms of share options granted to the Target NEOs generally provide that the vesting of the options will accelerate in full in the event that Danam undergoes a change of control.

Mr. Ajjarapu. Pursuant to the terms of his employment agreement, if Mr. Ajjarapu is terminated by Danam without “cause” or resigns for “good reason” (as each term is defined in Mr. Ajjarapu’s employment agreement), then Mr. Ajjarapu will receive (i) a continued salary at the rate in effect for eighteen (18) months following his termination or resignation date, (ii) a pro rata amount of any discretionary bonus and performance bonus for an additional eighteen (18) months following his termination or resignation date, (iii) a monthly COBRA payment for health coverage for a period of up to eighteen (18) months following his termination or resignation date, and (iv) any unvested benefits and outstanding stock options will vest immediately until (A) the earlier of one (1) year from the date of termination and (B) the latest date upon which the stock options would have expired under their original terms. If Mr. Ajjarapu is terminated by Danam without “cause” or resigns for “good reason” within six (6) months prior to or twelve (12) months following a “change in control” (as defined in Mr. Ajjarapu’s employment agreement), then Mr. Ajjarapu will receive (i) a lump sum cash payment equal to three (3) times the sum of (x) the base salary in effect immediately prior to his termination and (y) the amount of the most recent discretionary bonus and performance bonus payable under his employment agreement, and (ii) any unvested benefits and outstanding stock options will vest immediately until (A) the earlier of one (1) year from the date of termination and (B) the latest date upon which the stock options would have expired under their original terms.

Mr. Patel. Pursuant to the terms of his employment agreement, if Mr. Patel is terminated by Danam without “cause” or resigns for “good reason” (as each term is defined in Mr. Patel’s employment agreement), then Mr. Patel will receive (i) a continued salary at the rate in effect for eighteen (18) months following his termination or resignation date, (ii) a pro rata amount of any discretionary bonus and performance bonus for an additional eighteen (18) months following his termination or resignation date, (iii) a monthly COBRA payment for health coverage for a period of up to eighteen (18) months following his termination or resignation date, and (iv) any unvested benefits and outstanding stock options will vest immediately until (A) the earlier of one (1) year from the date of termination and (B) the latest date upon which the stock options would have expired under their original terms. If Mr. Patel is terminated by Danam without “cause” or resigns for “good reason” within six (6) months prior to or twelve (12) months following a “change in control” (as defined in Mr. Patel’s employment agreement), then Mr. Patel will receive (i) a lump sum cash payment equal to three (3) times the sum of (x) the base salary in effect immediately prior to his termination and (y) the amount of the most recent discretionary bonus and performance bonus payable under his employment agreement, and (ii) any unvested benefits and outstanding stock options will vest immediately until (A) the earlier of one (1) year from the date of termination and (B) the latest date upon which the stock options would have expired under their original terms.

Summary Compensation for Directors

During the year ended December 31, 2022, there was no compensation paid to or accrued by our directors.

CERTAIN DANAM RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following includes a summary of transactions since January 1, 2021 to which Danam has been a party in which the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets as of our last two completed fiscal years, and in which any of our directors, director nominees, executive officers or, to our knowledge, beneficial owners of more than 5% of our share capital or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and Director Compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Wellgistics Membership Interest Purchase Agreement

On May 11, 2023, Danam entered into a Membership Interest Purchase Agreement (the “Wellgistics MIPA”) with Wellgistics, LLC, a Florida limited liability company (“Wellgistics”), Strategix Global LLC, a Utah limited liability company (“Strategix”), Nomad Capital LLC, a Utah limited liability company (“Nomad”), and Jouska Holdings LLC, a Delaware limited liability company (“Jouska”; each, a “Seller” and collectively, “Sellers”). Upon the closing of the transaction contemplated in the Wellgistics MIPA, including the Business Combination Agreement, Sellers will sell and Danam will acquire all of the outstanding membership interests of Wellgistics, sixty percent (60%) of which Strategix is the holder and beneficial owner, twenty percent (20%) of which Nomad is the holder and beneficial owner, and twenty percent (20%) of which Jouska is the holder and beneficial owner, in exchange for Seven Million Dollars ($7,000,000), plus the aggregate principal amount of Ten Million Dollars ($10,000,000) in the form of promissory notes, plus the shares of capital stock of Danam with a value of Three Million Dollars ($3,000,000) at the closing and issued at a 20% discount, plus the Earn-Out Payment (as defined in the Wellgistics MIPA), plus the Bonus Payment (as defined in the Wellgistics MIPA), subject to further adjustment and on the terms and conditions set forth in the Wellgistics MIPA.

Integral Health Promissory Note

On August 22, 2023, Wood Sage entered into a non-interest bearing promissory note (“Note”) with Integral Health Inc. (the successor in interest to TRxADE, “Integral”), which is owned by Suren Ajjarapu and Prashant Patel, pursuant to which Integral made a certain loan to Wood Sage in the amount of One Million Three Hundred Thousand Dollars ($1,300,000) to satisfy the purchase price under the CSP MIPA and APS MIPA (each, as defined below). No later than 30 days after a change in control of Wood Sage, the aggregate unpaid principal balance of the Note, all unpaid interest and all amounts payable under the Note will be due and payable by Wood Sage.

Community Specialty Pharmacy Membership Interest Purchase Agreement

In January 2023, Wood Sage, LLC, a Florida limited liability company (“Wood Sage”), Community Specialty Pharmacy, LLC, a Florida limited liability company (“CSP”), and TRxADE HEALTH, Inc., a Delaware corporation (“TRxADE”) entered into a Membership Interest Purchase Agreement (the “CSP MIPA”), pursuant to which TRxADE sold and Wood Sage acquired one hundred percent (100%) of the membership interest it owns in CSP in exchange for (i) One Hundred Thousand Dollars ($100,000) and (ii) all amounts due and payable to TRxADE from Wood Sage under the Master Service Agreement (defined below). On August 22, 2023, Wood Sage entered into the Note with Integral, which is owned by Suren Ajjarapu and Prashant Patel, to satisfy the purchase price under the CSP MIPA. Upon the satisfaction of all closing conditions, the CSP MIPA closed in August 2023.

Amendment to the Community Specialty Pharmacy Membership Interest Purchase Agreement

In January 2023, Danam and CSP entered into an Amendment to the CSP MIPA, pursuant to which the parties revised the Closing Payment to One Hundred Thousand Dollars ($100,000) plus any amounts owed under the Management Services Agreement (as defined in the CSP MIPA).

Alliance Pharma Solutions Membership Interest Purchase Agreement

In January 2023, Wood Sage, Alliance Pharma Solutions, LLC, a Florida limited liability company (“APS”), and TRxADE entered into a Membership Interest Purchase Agreement (the “APS MIPA”), pursuant to which TRxADE sold and Wood Sage acquired one hundred percent (100%) of the membership interest it owns in APS in exchange for (i) One Hundred Twenty Five Thousand Dollars ($125,000) and (ii) all amounts due and payable to TRxADE from Wood Sage under the Master Service Agreement

(as defined below). On August 22, 2023, Wood Sage entered into the Note with Integral, which is owned by Suren Ajjarapu and Prashant Patel, to satisfy the Closing Payment under the APS MIPA. Upon the satisfaction of all closing conditions, the APS MIPA closed in August 2023.

Amendment to the Alliance Pharma Solutions Membership Interest Purchase Agreement

In January 2023, Danam and APS entered into an Amendment to the APS MIPA (the “APS MIPA Amendment”), pursuant to which the parties revised the Closing Payment to One Million Two Hundred Thousand Dollars ($1,200,000) plus any amounts owed under the Management Service Agreement (as defined in the APS MIPA).

Wood Sage Membership Interest Purchase Agreement

In January 2023, Danam entered into a Membership Interest Purchase Agreement (the “Wood Sage MIPA”) with Nikul Panchal, an individual resident of the State of Florida (“Seller”). Upon the closing of the transaction contemplated in the Wood Sage MIPA, including the Business Combination Agreement, Seller will own one hundred percent (100%) of the membership interests in CSP and APS, which the Seller will sell and Danam will acquire in exchange for (i) Four Hundred Thousand Dollars ($400,000) and (ii) all amounts due and payable to Seller from Danam under the Master Service Agreement, as defined below (the “Closing Payment”).

Amendment to the Wood Sage Membership Interest Purchase Agreement

In January 2023, Danam and Wood Sage entered into an Amendment to the Wood Sage MIPA, pursuant to which the parties revised the Closing Payment to Four Hundred Thousand Dollars ($400,000) plus any amounts owed under the Management Services Agreement (as defined in the Wood Sage MIPA).

Master Service Agreement

On October 17, 2022, Wood Sage entered into a Master Service Agreement, as amended by that certain Amendment to Master Service Agreement dated January 20, 2023, with CSP and APS (collectively the “Master Service Agreement”). Pursuant to the Master Service Agreement, CSP and APS provided management and other administrative services and assistance to Wood Sage in connection with Wood Sage’s pharmaceutical operations. Wood Sage was required to pay CSP and APS an aggregate amount of $265,881.44 for their services.

Amendment to the Master Service Agreement

Pursuant to that certain Amendment to the Master Service Agreement dated June 30, 2023, by and among Wood Sage, CSP, and APS, the parties revised the services to be provided as well as the payment that will be due to CSP and APS upon the closing of the CSP MIPA and the APS MIPA.

Termination of the Master Service Agreement

On June 29, 2023, Wood Sage and Danam entered into a termination agreement, which terminated the Master Service Agreement, as well as any amendments thereto, and released Wood Sage and Danam from their covenants, agreements, and undertakings made thereunder.

Agreements with Executive Officers and Directors

Danam has entered into employment agreements with its executive officers. These agreements contain customary provisions and representations, including confidentiality, non-competition and non-solicitation undertakings by the executive officers. However, the enforceability of the non-competition provisions may be limited under applicable law. Please see the section titled “Executive and Director Compensation of Danam — Executive Employment Agreements” for information regarding the employment agreements of Danam’s executive officers

Indemnification Agreements

New Danam intends to enter into separate indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in the Amended and Restated Charter and the Proposed Bylaws. These agreements, among other things, will require New Danam to indemnify New Danam’s directors and executive officers for certain expenses, including reasonable attorneys’ fees, incurred by a director or executive officer in generally any action or proceeding arising out of their services as one of New Danam’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at New Danam’s request. New Danam believes that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in the Amended and Restated Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit the New Danam and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Related Person Transaction Policy Following the Business Combination

Upon consummation of the Business Combination, it is anticipated that the New Danam Board will adopt a written Related Person Transactions Policy that sets forth New Danam’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of New Danam’s policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which New Danam or any of its subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to New Danam as an employee, consultant or director will not be considered related person transactions under this policy. A “related person” is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of New Danam’s voting securities, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of New Danam’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to New Danam’s audit committee (or, where review by New Danam’s audit committee would be inappropriate, to another independent body of the New Danam Board) for review. To identify related person transactions in advance, Danam will rely on information supplied by New Danam’s executive officers and directors and certain significant stockholders.

New Danam’s audit committee will approve only those transactions that it determines are fair to New Danam and in New Danam’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

APPRAISAL RIGHTS

Artemis Stockholder Appraisal Rights

Artemis’ stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

HOUSEHOLDING INFORMATION

In accordance with the rules of the SEC, Artemis may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if Artemis believes the stockholders are members of the same family unless such stockholders provide Artemis with contrary instructions. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Artemis’ expenses. However, if stockholders prefer to receive multiple sets of this proxy statement/prospectus at the same address, such stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of this proxy statement/prospectus, the stockholders should follow these instructions:

If the shares of Artemis Class A Common Stock are registered in the name of the stockholder, the stockholder should contact Artemis’ offices at c/o Artemis Strategic Investment Corporation, 3310 East Corona Avenue, Phoenix, Arizona 85040, (602) 346-0329. If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for Artemis by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements of Artemis as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as stated in their report hereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Artemis to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and have been included in this proxy statement/prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Danam Health, Inc. as of December 31, 2022, Wood Sage LLC for December 31, 2022 and 2021, Community Specialty Pharmacy LLC for December 31, 2022 and 2021, Alliance Pharmaceutical Solutions LLC for December 31, 2022 and 2021 and Consolidated Financial statements of Wellgistics LLC for December 31, 2022 and 2021, have been included herein in reliance upon the report of Suri & Co., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Artemis’ securities is Continental Stock Transfer & Trust Company.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Artemis and servicers that it employs to deliver communications to Artemis’ stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Artemis will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/consent solicitation/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request that Artemis deliver single copies of Artemis’ proxy statement in the future. Stockholders may notify Artemis of their requests by calling or writing Artemis at its principal executive offices at 3310 East Corona Avenue, Phoenix, Arizona 85040. Following the Business Combination, communications should be sent to Danam Health Holding Corporation at 100 Whitaker Road, Lutz, FL 33549.

SUBMISSION OF STOCKHOLDER PROPOSALS

Artemis’ board of directors is aware of no other matter that may be brought before the Artemis Special Meeting. Under Delaware law, only business that is specified in the notice of Special Meeting to stockholders may be transacted at the Artemis Special Meeting.

FUTURE STOCKHOLDER PROPOSALS

The Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Danam not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 70 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting is first made.

Further, the Proposed Bylaws, which will be effective upon the consummation of the Business Combination, provide notice procedures for stockholders to nominate a person as a director to be considered by stockholders at a meeting. To be timely in the case of an annual meeting, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Danam not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held during the preceding year or the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 70 days after such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public announcement of the date of such annual meeting was first made. To be timely in the case of a special meeting, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Danam not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Artemis Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Holly Gagnon, Co-Chief Executive Officer, Artemis Strategic Investment Corporation,3310 East Corona Avenue, Phoenix, Arizona 85040. Following the Business Combination, such communications should be sent to [•], Secretary, Danam Health Holding Corporation, 100 Whitaker Road, Lutz, Florida 33549. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

Artemis has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Artemis files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access Artemis’ filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, Artemis’ corporate website at https://www.Artemisorp.com. Artemis’ website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/consent solicitation/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Artemis Special Meeting, you should contact Artemis by telephone or in writing:

Philip N. Kaplan

Co-Chief Executive Officer and President

Artemis Strategic Investment Corporation

3310 East Corona Avenue

Phoenix, Arizona 85040

You may also obtain these documents by requesting them in writing or by telephone from Artemis’ proxy solicitor, Alliance Advisors, at the following address and telephone number:

Brian Valerio, SVP

Alliance Advisors

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Toll Free: 800-574-6216

Email: bvalerio@allianceadvisors.com

If you are a stockholder of Artemis and would like to request documents, please do so by [•], 2023, in order to receive them before the Artemis Special Meeting. If you request any documents from Artemis, Artemis will mail them to you by first class mail, or another equally prompt means.

All information contained or incorporated by reference in this proxy statement/prospectus relating to Artemis has been supplied by Artemis, and all such information relating to Danam has been supplied by Danam. Information provided by either Artemis or Danam does not constitute any representation, estimate or projection of any other party. Danam’s website is https://www.Danamhealth.com/. The information on this website is neither incorporated by reference into this proxy statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of Artemis for the Artemis Special Meeting. Artemis has not authorized anyone to give any information or make any representation about the Business Combination, Artemis or Danam that is different from, or in addition to, that contained in this proxy statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

This document is a proxy statement/prospectus of Danam for the Danam written consent. Danam has not authorized anyone to give any information or make any representation about the Business Combination, Artemis or Danam that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

Page
ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC
Condensed Financial Statements (Unaudited)
Condensed Balance Sheets at June 30, 2023 and December 31, 2022	F-65
Condensed Statements of Operations and Comprehensive Loss for six months ended June 30, 2023 and 2022	F-66
Condensed Statements of Owners’ Equity for six months ended June 30, 2023 and 2022	F-67
Condensed Statements of Cash Flows for six months ended June 30, 2023 and 2022	F-68
Notes to the Condensed Financial Statements	F-69
Financial Statements as of and for the years ended December 31, 2022 and 2021 (As Restated)
Report of Independent Registered Public Accounting Firm	F-73
Balance Sheets (As Restated)	F-75
Statements of Operations and Comprehensive Loss (As Restated)	F-76
Statements of Owners’ Equity (As Restated)	F-77
Statements of Cash Flows (As Restated)	F-78
Notes to the Restated Financial Statements	F-79
COMMUNITY SPECIALTY PHARMACY, LLC
Condensed Financial Statements (Unaudited)
Condensed Balance Sheets at June 30, 2023 and December 31, 2022	F-87
Condensed Statements of Operations and Comprehensive Loss for six months ended June 30, 2023 and 2022	F-88
Condensed Statements of Owners’ Deficit for six months ended June 30, 2023 and 2022	F-89
Condensed Statements of Cash Flows for six months ended June 30, 2023 and 2022	F-90
Notes to the Condensed Financial Statements	F-91
Financial Statements as of and for the years ended December 31, 2022 and 2021 (As Restated)
Report of Independent Registered Public Accounting Firm	F-96
Balance Sheets (As Restated)	F-98
Statements of Operations and Comprehensive Loss (As Restated)	F-99
Statements of Owners’ Equity (Deficit, As Restated)	F-100
Statements of Cash Flows (As Restated)	F-101
Notes to the Restated Financial Statements	F-102
ARTEMIS STRATEGIC INVESTMENT CORPORATION
Condensed Financial Statements (Unaudited)
Condensed Balance Sheets at June 30, 2023 and December 31, 2022	F-112
Condensed Statement of Operations for the three and six months ended June 30, 2023 and 2022	F-113
Condensed Statements of Changes in Stockholders’ Deficit for the three and six months ended June 30, 2023 and 2022	F-114
Condensed Statements of Cash Flows for the six months ended June 30, 2023 and 2022	F-115
Notes to Condensed Financial Statements	F-116
Financial Statements as of and for the years ended December 31, 2022 and 2021
Report of Independent Registered Public Accounting Firm	F-134
Balance Sheets as of December 31, 2022 and 2021	F-135
Statements of Operations for the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021	F-136
Statements of Changes in Stockholders’ Deficit for the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021	F-137
Statements of Cash Flows for the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021	F-138
Notes to the Financial Statements	F-139

DANAM HEALTH, INC.

CONDENSED BALANCE SHEETS

June 30, 2023 and December 31, 2022

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current Assets:
Cash & Cash equivalents	$480	$—
Total Current Assets	480	—
Total Assets	$480	$—

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts Payable	$271,450	$5,250
Other Current Liabilities	650,000	—
Total Current Liabilities	921,450	5,250
Total Liabilities	921,450	5,250
Commitments and Contingencies (Note 3)

Shareholders’ Deficit:
Accumulated Deficit	(920,970)	(5,250)
Total Stockholders’ Deficit	(920,970)	(5,250)
Total Liabilities and Shareholders’ deficit	$480	$—

The accompanying notes are an integral part of these condensed financial statements

DANAM HEALTH, INC.

CONDENSED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

for the Six Months Ended June 30, 2023

June 30, 2023
Operating Expenses
General and Administrative Expenses	$916,220
Loss from operations	(916,220)
Net Loss	$(916,220)

The accompanying notes are an integral part of these condensed financial statements

DANAM HEALTH, INC.

CONDENSED STATEMENT OF SHAREHOLDERS’ DEFICIT

(Unaudited)

for the Six Months Ended June 30, 2023

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholder’s
	Shares	Amount	Capital	Deficit	Deficit
Balance at December 31, 2022	$—			$(5,250)	$(5,250)
Capital Contributions from member	500			—	500
Net Loss	—			(916,220)	(916,220)
Balance at June 30, 2023	$500			$(921,470)	$(920,970)

The accompanying notes are an integral part of these condensed financial statements

DANAM HEALTH, INC.

CONDENSED STATEMENT OF CASH FLOWS

(Unaudited)

for the Six Months Ended June 30, 2023

June 30, 2023
OPERATING ACTIVITIES
Net loss	$(916,220)
Changes in operating assets and liabilities:
Accounts payable	266,200
Other current liabilities	650,000
Net cash used in operating activities	(20)
FINANCING ACTIVITIES
Capital contribution from member	500
Net cash provided by financing activities	500
Net increase in cash and cash equivalents	480
Cash and cash equivalents
Beginning of period	—
End of period	$480

The accompanying notes are an integral part of these condensed financial statements

DANAM HEALTH, INC.

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1 Organization and Summary of Significant Accounting Policies

The Company was initially organized in the name of Ayan Sponsors LLC on September 6, 2022, with a $100 capital contribution from Mr. Suren Ajjarapu, deemed immaterial. It was subsequently incorporated in the name Danam Health Inc. (“Danam”, the “Company”) as a Delaware Corporation that was registered on November 15, 2022, with Messrs. Suren Ajjarapu and Prashant Patel as officers.

The Company’s headquarter is in Lutz, Florida. Its fiscal year ends on December 31.

Basis of Presentation.

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, September 30, and December 31.

The accompanying unaudited condensed financial statements for the interim period ended June 30, 2023 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, these unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. The unaudited condensed prepared on the same basis as the audited financial statements.

These unaudited condensed financial statements should be read in conjunction with the entity’s audited financial statements and notes thereto. In the opinion of management, the unaudited condensed financial statements include all normal and recurring adjustments that are considered necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023 for any other interim period, or for any other future year.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;

Liquidity

The entity has just commenced operations and is expected to be funded by the members for liquidity purposes.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the year ended June 30, 2023.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts payable and accrued liabilities approximate fair value because of the short term nature of these instruments.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that supersedes most existing industry-specific guidance. Accounting Standards Codification (“ASC”) 606 creates a framework by which an entity allocates the transaction price to separate performance obligations and recognizes revenue when each performance obligation is satisfied. Under the new standard, entities are required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up in the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up in the current period. In July and December 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The Company plans to adopt the accounting standard once it starts generating revenue.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. The Company plans to adopt this new guidance when it acquires any new leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company plans to adopt this new guidance when it commences operations.

Note 2 Other Current Liability

Other current liabilities consist of the following:

June 30, 2023
Employee related payables	$650,000
Total	$650,000

Note 3 Commitments and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 4 Subsequent Events

The Company evaluated subsequent events through August 28, 2023, the date at which the Financial Statements were available to be issued.

In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc., a holding company Wood Sage, LLC (“Wood Sage) will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of Trxade. On or about January 20, 2023, Danam Health, Inc. (“Danam”) and Mr. Nikul Panchal entered into a membership interest purchase agreement (“Wood Sage MIPA”) whereby Danam would buy Mr. Panchal’s 100% membership interest in Wood Sage, LLC (“Wood Sage”). Danam would pay $400,000.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of New Danam. The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

Note 5 Comparative Figures

There are no previous year figures for comparative analysis.

DANAM HEALTH, INC.

INDEPENDENT AUDITORS’ REPORT

To the shareholders and Board of Directors of Danam Health Inc.

Opinion on the Financial Statements

We have audited the accompanying Balance Sheet of Danam Health Inc (the “Company”) as of December 31, 2022, the related Statement of Operations and Comprehensive Loss, Statement of Cash Flow and Statements of Shareholder’s Equity, and the related notes collectively referred to as the “Financial Statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with Generally Accepted Accounting Principles of United States of America. We were appointed as the independent auditors of Danam Health Inc since 2022.

Responsibilities of the Management for the Financial Statement

These financial statements are the responsibility of the Company’s management. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Danam Health Inc’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the applicable rules and regulations of the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have nor we have engaged to perform, an audit of its internal control over financial reporting.

As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:

(1)	relate to accounts or disclosures that are material to the financial statements and
(2)	involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Suri & Co.,Chartered Accountants

We have served as the Company’s auditors since 2022.

Date: 29th August 2023

Place: Chennai, India

DANAM HEALTH, INC.

BALANCE SHEET

as of December 31, 2022

December 31,
2022
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$5,250
Total current liabilities	5,250
Total liabilities	5,250
Owners’ deficit
Accumulated deficit	(5,250)
Total owners’ deficit	(5,250)
Total liabilities and shareholders’ deficit	$—

The accompanying notes are an integral part of these financial statements

DANAM HEALTH, INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

for the year ended December 31, 2022

Year ended December 31,
2022
Operating expenses
General and administrative expenses	$5,250
Total operating expenses	5,250
Loss from operations	(5,250)
Net loss	$(5,250)

The accompanying notes are an integral part of these financial statements

DANAM HEALTH, INC.

STATEMENTS OF OWNERS’ DEFICIT

for the year ended December 31, 2022

			Additional		Total
	Common stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance, January 1, 2022
Net Loss	—	$—	$—	$(5,250)	$(5,250)
Balance, December 31, 2022	—	$—	$—	$(5,250)	$(5,250)

The accompanying notes are an integral part of these financial statements

DANAM HEALTH, INC.

STATEMENTS OF CASH FLOWS

for the year ended December 31, 2022

For the Years Ended December 31,
2022
Operating Activities
Net loss	$(5,250)
Changes in operating activities:
Accounts payable	5,250
Net cash provided by operating activities	—
Net increase (decrease) in cash
Cash
Beginning of year	—
End of year	$—

The accompanying notes are an integral part of these financial statements

DANAM HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company was initially organized in the name of Ayan Sponsors LLC on September 6, 2022, with a $100 capital contribution from Mr. Suren Ajjarapu, deemed immaterial. It was subsequently incorporated in the name Danam Health Inc. (“Danam”, the “Company”) as a Delaware Corporation that was registered on November 15, 2022, with Messrs. Suren Ajjarapu and Prashant Patel as officers.

The Company’s headquarter is in Lutz, Florida. Its fiscal year ends on December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;

Liquidity

The entity has just commenced operations and is expected to be funded by the members for liquidity purposes

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of accounts payable approximate fair value because of the short-term nature of these instruments.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2 Subsequent Events

The Company evaluated subsequent events through August 28, 2023, the date at which the Financial Statements were available to be issued.

In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc., a holding company Wood Sage, LLC (“Wood Sage) will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of Trxade. On or about January 20, 2023, Danam Health, Inc. (“Danam”) and Mr. Nikul Panchal entered into a membership interest purchase agreement (“Wood Sage MIPA”) whereby Danam would buy Mr. Panchal’s 100% membership interest in Wood Sage, LLC (“Wood Sage”). Danam would pay $400,000.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of New Danam. The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

Wellgistics, LLC and Subsidiary

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,210,357	$4,234,630
Accounts receivable, net	974,038	721,710
Inventories	8,684,366	8,391,850
Prepaid expenses & Other Assets	17,807	112,284
Total Current Assets	11,886,568	13,460,474
Property, plant and equipment, net	686,757	3,519,237
Operating lease, right of use asset	1,772,869	2,036,682
Goodwill	872,433	872,433
Investments in unconsolidated entity	100,000	100,000
Note Receivable	276,439	276,439
Other Assets	37,009	41,015
Total Assets	$15,632,075	$20,306,280

LIABILITIES AND MEMBERS’ EQUITY

Current Liabilities
Accounts Payable	$1,666,976	$2,785,510
Accrued expenses and other current liabilities	159,853	252,275
Current portion of debt obligations	5,172,734	5,233,289
Operating – Lease liability	500,753	524,241
Total Current Liabilities	7,500,316	8,795,315

Long term debt	310,774	2,713,109
Operating lease liability	1,325,742	1,558,915
Total Liabilities	9,136,832	13,067,338
Commitments and contingencies (Note 11)
Members’ Equity:

Members’ Capital	1,272,838	1,272,838
Members’ Distribution	(32,247,848)	(31,817,766)
Accumulated earnings	37,470,252	37,783,870
Total Members’ equity	6,495,243	7,238,942
Total Liabilities and Members’ equity	$15,632,075	$20,306,280

The accompanying notes are an integral part of these condensed consolidated financial statements.

Wellgistics, LLC and Subsidiary

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six months ended June 30,
	2023		2022
Net Sales		$15,696,061		$12,829,327
Cost of Sales		12,587,799		10,594,240
Gross Profit		3,108,262		2,235,086

Operating Expenses
General & Administrative Expenses		3,108,676		2,705,620
Depreciation		139,309		190,583
Loss from operations		(139,723)		(661,117)
Interest Expense, net		(173,895)		(102,763)
Loss from unconsolidated affiliate		—		(25,971)
Net Loss	$	(313,618)	$	(789,851)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Wellgistics, LLC and Subsidiary

Condensed Consolidated Statements of Members’ Equity

(Unaudited)

	Members' Capital Contributions	Members' Distributions	Accumulated Earnings	Total Members' Equity
Balance at December 31, 2021	$1,272,838	$(30,102,760)	$37,500,319	$8,670,397
Distributions to member	—	(60,000)		(60,000)
Net loss	—	—	(789,851)	(789,851)
Balance at June 30, 2022	$1,272,838	$(30,162,760)	$36,710,468	$7,820,546

Balance at December 31, 2022	$1,272,838	$(31,817,767)	$37,783,870	$7,238,941
Capital Contribution from parent company	—	—	—	—
Distributions to member	—	(430,081)	—	(430,081)
Net loss	—	—	(313,618)	(313,618)
Balance at June 30, 2023	$1,272,838	$(32,247,848)	$37,470,252	$6,495,243

The accompanying notes are an integral part of these condensed consolidated financial statements.

Wellgistics, LLC and Subsidiary

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	June 30,
	2023		2022
Operating Activities
Net Loss	$	(313,618)	$	(789,851)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		139,309		190,583
Loss from unconsolidated affiliate				(51,162)
Changes in operating assets and liabilities:
Accounts Receivable		(252,327)		(637,194)
Prepaid expenses and other assets		94,477		405,292
Inventory		(292,516)		(1,799,292)
Other Assets		4,006		25,971
Accounts Payable		(1,118,534)		367,306
Accrued Expenses & Other Current Liabilities		(92,422)		(419,679)
Net cash used by operating activities		(1,824,473)		(2,708,027)

Investing Activities
Acquisition of property, plant & equipment		(2,330)		(96,794)
Net cash acquired from business combination		—		220,855
Net cash provided by (used in) investing activities		(2,330)		124,061

Financing Activities
Payments on Term Loan		88		(42,993)
Proceeds from revolving credit facility		29,250		—
Payments on revolving credit facility		—		(282,025)
Proceeds from Note Payable		—		80,995
Payments of Note Payable		(197,982)		—
Distributions to members		(28,827)		(60,000)
Net cash used in Financing Activities		(197,470)		(304,024)
Net Decrease in cash and cash equivalents		(2,024,273)		(2,887,989)
Cash and cash equivalents
Beginning of the period		4,234,630		6,763,667
End of Period		$2,210,357		$3,875,678

Supplemental cash flow information
Cash paid for interest		$211,918		$102,832

Supplemental non-cash investing and financing activities
Promissory notes assumed to acquire business		$—		$1,500,000
Notes issued as consideration for disposal of assets		$—		$641,000
Loan transferred during sale of interest in subsidiary		$2,301,347		$—
Asset transferred during sale of interest in subsidiary		$2,695,500		$—
Distribution to member during sale of interest in subsidiary		$394,153

The accompanying notes are an integral part of these condensed consolidated financial statements.

Wellgistics, LLC and Subsidiary

Notes to the Condensed Consolidated Financial Statements

(Unaudited)

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

Wellgistics, LLC (“Wellgistics”, the “Company”) was organized in 2013 as a limited liability company. Wellgistics is a pharmaceutical company that retails generic and specialty drugs to pharmacies. In 2017, the Company was sold to Strategix Global, LLC (Strategix). On May 1, 2019, Pharm Donkey, LLC (Pharm Donkey) acquired a 20% ownership interest in the Company. Strategix Global, LLC owned the remaining 80% when the transaction occurred. On July 25, 2020, Strategix Global, LLC, purchased the remaining 20% back from Pharm Donkey. As part of the purchase, Wellgistics assigned $2,500,000 of notes receivable to Pharm Donkey.

During 2021 Strategix sold 20% of its interest in Wellgistics to Nomad Capital LLC. Later during May 2022, the ownership agreement was amended, and the ownership was changed to Strategix Global, LLC holding 65%; Nomad Capital LLC holds 20% and the remaining 15% is held by Jouska Holdings LLC. In May 2023, Jouska Holdings LLC met a vesting goal, which resulted in the transfer of a 5% ownership interest in Wellgistics from Strategix Global, LLC to Jouska Holdings LLC. The equity holders of the Company entered into an agreement with Danam Health, Inc (“Danam”) for it to acquire all of the issued and outstanding membership interests. (See Note 12 — Subsequent Events).

Basis of Presentation and Principles of Consolidation

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, September 30, and December 31.

The accompanying unaudited condensed consolidated financial statements for the interim period ending June 30, 2023 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. The unaudited condensed prepared on the same basis as the audited financial statements.

The condensed Consolidated Financial Statements include the accounts of Wellgistics and Norton Aviation LLC the subsidiary it controls. All inter-company balances and transactions are eliminated on consolidation. In January 2023, the control in the subsidiary has been derecognized as the 100% membership interest has been sold.

These unaudited condensed financial statements should be read in conjunction with the entity’s audited consolidated financial statements and notes thereto. In the opinion of management, the unaudited condensed consolidated financial statements include all normal and recurring adjustments that are considered necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023 for any other interim period, or for any other future year.

Derecognition of Control

In January 2023, the company entered into an agreement with one of its owners, Nomad Capital to sell 100% of the issued and outstanding membership interest Norton Aviation LLC. At closing of the transaction Nomad Capital will assume liability and responsibility for all daily operating cost of Norton Aviation including loans, pledges, leases, contracts and the financial responsibility of all ongoing service and maintenance, licenses, registrations, and all other obligations. No cash will be exchanged in the transaction. Pursuant to such agreement the assets and liabilities of Norton Aviation LLC including Aircraft & hanger, Bank loan outstanding the respective bank accounts have been derecognized and the resultant net asset value of $ 0.4 Million has been transferred to member’s distribution account.

Use of Estimates

The preparation of the Company’s Consolidated Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Consolidated Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	fair value of long-term debt and notes receivable;
●	evaluation of goodwill for impairment
●	recoverability of long-lived assets and their related estimated lives;
●	accruals for estimated liabilities such as property tax accruals and; litigation settlement accrual;
●	evaluation of equity method investments for impairment; and

Liquidity

Historically, operations have been funded primarily positive operating cash flows, debt financing and capital contributions from its members. The Company has the ability to maintain the current level of spending or reduce expenditure to maintain operations.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the periods ended June 30, 2023, and 2022.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Accounts Receivable, net

Accounts Receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are due from various customers and are shown net of applicable reserves for doubtful accounts as shown on the face of the balance sheet. There were no accounts that had been placed on non-accrual status. The allowance for doubtful accounts has been estimated by management based on historical experience, current market trends and, for larger customer accounts, their assessment of the ability of the customers to pay outstanding balances. Past due balances and other higher risk amounts are reviewed individually for collectability. Changes in circumstances relating to the collectability of accounts receivable may result in the need to increase or decrease the allowance for doubtful accounts in the future. The company provides for 95% of the accounts receivable which are due over the period of 90 days.

The Company recognized bad debt expense of $63 thousand and $87 thousand within general and administrative expenses for the periods ended June 30, 2023 and 2022, respectively.

Inventories, net

Inventory is stated at lower of cost, determined on a first in first out basis (“FIFO”), or net realizable value. Production costs are comprised of direct material and labor and applicable manufacturing overhead. The Company records an inventory reserve for losses associated with excess and obsolete items, which is estimated based on the Company’s current knowledge with respect to inventory levels, planned production, and customer demand. Provisions for excess and obsolete inventory are charged to cost of sales and are permanent reductions to the carrying value of inventory.

Property, Plant and Equipment, net

Property, plant and equipment, net (“PP&E”) is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Depreciation and amortization are computed using the straight-line method over the assets’ estimated useful lives. The estimated useful lives of PP&E are as follows:

Equipment — 5 – 10 years

Furniture and Fixtures — 7 years

Aircraft and Hangar — 20 years

Software — 3 – 5 years

Leasehold improvements — Shorter of the estimate useful life or remaining lease term

Capitalized costs associated with construction in progress are not depreciated until the related assets are placed into service, at which time the capitalized balance will be transferred to the appropriate account of PP&E. Construction in progress is stated at the lower of cost or fair value, which includes the cost of construction and other direct costs attributable to the construction. The costs are capitalized as incurred or as payments are made pursuant to relevant construction contracts.

Major renewals and improvements are capitalized. Replacements, maintenance and repairs, which do not significantly improve or extend the useful life of the assets, are expensed when incurred.

Upon the sale or retirement of assets, costs and the related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by determining whether there were any triggering events that could impact the Company’s assets. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable the Company performs a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group. Should an impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the asset’s fair value generally determined by estimates of future discounted cash flows.

The Company has not identified any such impairment losses for the periods June 30, 2023 and 2022.

Business Combination

The Company accounts for business combinations using the acquisition method of accounting in accordance with Business Combinations (Topic 805), which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We engage third-party appraisal firms when appropriate to assist in the fair value determination of intangible assets. Initial purchase price allocations are subject to revisions within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

In May 20, 2022 the Company entered into an agreement with Karl Jebailey and Drew Warthen (the “Seller”), unrelated parties, to acquired 100% of the interest of American Pharmaceutical Ingredients, LLC (“APD”). APD is a national drug distribution company that provides bulk active ingredients and distributes pharmaceutical generic products. The Company acquired AOD Uto bring better products and services to independent retail pharmacies that the pharmacies are unable to get from big box distributors, which will strengthen manufacturer and pharmacy relationships and offer a more diversified product portfolio.

The total purchase consideration was approximately $1.4 million. The Company funded the purchase though the use of a $1.2 million note with the Seller the forgiveness of accounts receivable from APD in the amount of approximately $0.2 million. The aggregate purchase consideration has been allocated as follows:

Purchase Price
Fair value of consideration	$1,378,539

Allocation
Cash and cash equivalents	220,855
Accounts Receivable	231,102
Inventory	755,783
Property, plant and equipment	741,500
Goodwill	841,724
Accounts payable	(904,549)
Other current liabilities	(207,876)
Debt	(300,000)
$1,378,539

The Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimated fair values.

The goodwill is primarily attributed to the workforce acquired and the competitive edge the acquisition will provide the Company. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any interim indicators of impairment.

The Company also entered into a transaction simultaneously with Gift Health, Inc., an unrelated party, on May 20, 2022 to sell APD’s 100% interest in APD acquired from this transaction for $0.8 million. The Company received a note receivable in the amount of $0.6 million and a non-controlling interest in Gift Health, Inc. valued at $0.1 million in October 2022.

Goodwill

Goodwill is an asset representing the excess cost over the fair market value of net assets acquired in business combinations. In accordance with Intangibles — Goodwill and Other (Topic 350), goodwill is not amortized but is tested annually for impairment or on an interim basis when indicators of potential impairment exist. Goodwill is tested for impairment at the reporting unit level. The Company’s reporting units discrete financial information is available and management regularly reviews the operating results. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the reporting structure.

The Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the applicable reporting units include, but are not limited to, changes in macroeconomic conditions, industry and market considerations, cost factors, discount rates, competitive environments and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required.

The Company also has the option to proceed directly to the quantitative test. Under the quantitative impairment test, the estimated fair value of each reporting unit is compared to its carrying value, including goodwill. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized, up to a maximum amount of goodwill allocated to that reporting unit. Management can resume the qualitative assessment in any subsequent period for any reporting unit.

For 2023 and 2022, management performed a qualitative impairment assessment of our reporting units, of which there were no indications that it was more likely than not that the fair value of our reporting units were less than their respective carrying values. As such, a quantitative goodwill test was not required, and no goodwill impairment was recognized in 2023 and 2022.

Equity method investments

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over, but not control, of an investee. Significant influence generally exists if the investor has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. Accordingly, the company has accounted for its investment in Black Bay LLC (“Black Bay”) where it owns 50% of the membership rights under equity method and has accounted for the proportionate share of losses.

Non-marketable investments

Non-marketable investments in which the company neither has a control or exercises significant influence are recorded at cost and adjusted for observable transactions for same or similar investments of the same issuer or impairment events (referred to as the measurement alternative). All gains and losses on privately held equity securities, realized and unrealized, are recorded through gains (losses) on investment in unconsolidated entities net, in the statement of operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and short-term debt approximate their fair value because of the short-term nature of these instruments. The carrying amount of long-term debt approximates fair value because the debt is based on current rates at which the Company could borrow funds with similar maturities.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits. The Company’s federal and state income tax returns for 2018 through 2022 are subject to examination (generally for the three years after they are filed) by the Internal Revenue Service and other taxing authorities.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-13 effective January 1, 2023 the company determined that the update applied to trade receivables, but that there no material impact to the financial statements from the adoption of ASU 2016-13.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-2, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. In March 2019, the FASB issued ASU 2019-01, “Lease (842): Codification improvements.” This updated clarified that entities were exempt from disclosing the effect of the change on income from continuing operations, net income, and related per-share amounts, if applicable, for interim periods after the adoption of Accounting Standards Codification (“ASC”) 842.

The standard was initially effective for annual and interim reporting periods beginning after December 15, 2019. However, in November 2019, the FASB issued ASU 2019-10, "Financial Instruments Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates", which deferred the effective date of ASU 2016-02 by an additional year. At its April 8, 2020, meeting, the FASB voted to defer the effective date for ASC 842 another year. As such, the Company is required to adopt the new leases standard for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company adopted this new guidance effective January 1, 2022. ASC 842 requires a modified retrospective approach to each lease that existed at the date of initial application as well as leases entered into after that date. The Company has elected to report all leases at the beginning of the period of adoption and not restate its comparative periods. Based on the Company’s lease portfolio, the Company anticipates recognizing a right-of-use asset and a related lease liability on its balance sheet, with an immaterial impact on the Company’s consolidated statement of operations compared to the previous lease accounting guidance.

Practical Expedients Adopted with Topic 842

The Company has elected to adopt the following practical expedients upon the transition date to Topic 842 on January 1, 2022:

●	Transitional practical expedients package: An entity may elect to apply the listed practical expedients as a package to all the leases that commenced before the effective date. The practical expedients are:
●	The entity need not reassess whether any expired or existing contracts are or contains leases;
●	The entity need not reassess the lease classification for expired or existing contracts;
●	The entity need not reassess initial direct costs for any existing leases.

Use of portfolio approach: An entity can apply this guidance to a portfolio of leases with similar characteristics if the entity reasonably expects that the application of the lease model to the portfolio would not differ materially from the application of the lease model to the individual leases in that portfolio. This approach can also be applied to other aspects of the lease’s guidance for which lessees/lessors need to make judgments and estimates, such as determining the discount rate and determining and reassessing the lease term.

●	Short-term lease recognition exemption: Leases with a term of twelve months or less constitute short-term leases and will not be recognized on the balance sheet for all classes of assets. The Company has elected the short-term lease recognition exemption for all classes of assets. The impact of this exemption is that short-term lease cost will be recognized on a straight-line basis over the term.

Lease and non-lease components: As a practical expedient, a lessor may combine lease and non-lease components where the revenue recognition pattern is the same and where the lease component, when accounted for separately, would be considered an operating lease.

Revenue Recognition

Revenue is recognized when control of the promised products or services is transferred to customers, at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The new standard supersedes GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the previous standards. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Effective January 1, 2020, the Company adopted FASB ASU No. 2014-09, Revenue from Contracts with Customers and the related amendments, which are codified into ASC 606, which establishes a broad principle that requires entities to assess the products or services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenues, which is referred to as a performance obligation. Revenue is recognized when control of the promised products or services is transferred to customers, at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The new standard supersedes GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the previous standards. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

ASC 606 may be applied either retrospectively or through the use of a modified-retrospective method. The full retrospective method requires companies to recast each prior reporting period presented as if the new guidance had always existed. Under the modified retrospective method, companies recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at the date of initial application. The Company adopted ASC 606 on January 1, 2020, using the modified retrospective method, the impact of which was not material to the Company.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract was determined to be within the scope of ASC 606, the Company assessed the goods or services promised within each contract and determined those that were performance obligations, and assessed whether each promised good or service was distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. The Company recognizes revenue at the point of sale. The majority of orders are placed via the Company’s website. Customers generally pay by credit card at the time they place their order. The Company does have larger customers to whom they have extended terms for payment. Generally, payments from these customers are due within 30 days of their order being shipped. However, a few customers have been given terms extending out to 45 days.

The Company recognizes revenue when goods are delivered to the customer. All revenue for the Company is recognized at the point-in-time when delivered to customer based on contractual obligations. Any amount collected from customers for goods not yet delivered is recorded as unearned revenue.

Concentration of Credit Risks and Major Customers

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit

Insurance Corp limits. During the periods ended June 30, 2023, and 2022, no sales to customers represented greater than 10% of revenue.

Note 3 Accounts Receivable, net

Accounts receivable, net consist of the following:

	June 30, 2023	December 31, 2022
Billed – Third Party	$1,353,219	$976,811
Billed – Affiliates	5,513	5,513
Total Accounts Receivable	1,358,732	982,324
Less: Allowance for doubtful accounts	(384,694)	(260,614)
Total accounts receivable, net	$974,038	$721,710

Note 4 Inventories, net

The inventory consists of stock that was purchased in 2020 from First Defense Nasal Screen Corp (“FDNS”). An ongoing legal dispute between the Company and the supplier has been settled where the Company was awarded $ 4.6 million. The award has not been accounted for due to the uncertainty of receipt. Following the bankruptcy filing of FDNS the court awarded the complete possession of the inventory to the Company. The Company reserved 50% of the total inventory value of $6.72 Million during the year ended December 31, 2021

Note 5 Property, Plant and Equipment, net

Major classifications of Property, Plant and Equipment consist of the following:

	June 30, 2023	December 31, 2022
Aircraft & Hangar	$—	$2,995,000
Leasehold Improvements	766,467	766,467
Equipment	587,996	366,558
Furniture & Fixtures	152,161	152,161
Software	28,098	28,098
	1,534,721	4,308,283
Less: Accumulated Depreciation	(847,965)	(1,008,155)
	686,757	3,300,129
Construction in Progress		219,108
Property, plant and equipment, net	$686,757	$3,519,237

Depreciation expense for the periods ended June 30, 2023 and 2022 amounted to $0.2 million for each period.

Construction in progress primarily relates to a refrigeration system being constructed in the Company’s warehouse, was placed into service during the period ended June 2023.

Note 6 Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	June 30, 2023	December 31, 2022
Accrued Payroll and vacation	$37,885	$54,960
Credit card Obligation	77,101	108,789
Unearned Revenue		66,749
Accrued Interest	30,280	7,191
Customer Deposits	14,586	14,586
Total	$159,853	$252,275

Note 7 Lease

The Company elected the package of practical expedients permitted under the transition guidance within the new standard which, among other things, allows companies to carry forward their historical lease classification. The Company made an accounting policy election by class of underlying asset not to recognize the lease liability and related right-of-use asset for leases with a term of one year or less.

The Company has operating leases for administrative offices and warehouse facilities. The leases have remaining lease terms of one year to six years, some of which include options to extend the leases for up to 3 years, and some of which include options to terminate the leases within one year. Options to extend or terminate leases that are considered reasonably certain are included in our determination of the lease term.

The components of lease expense were as follows:

	Period Ended June 30
	2023	2022
Operating Lease Cost	$321,460	$242,550
Short term Lease Cost	$23,380	$12,967

Supplemental cash flow information related to leases was as follows:

	Period Ended June 30
	2023	2022
Cash Paid for amounts included in the measurement of lease liabilities Operating Cash Flows for Operating Leases	$314,309	$208,917
Right of Use obtained in exchange for new lease liabilities	$—	$2,033,745

Supplemental balance sheet information related to leases was as follows:

	Period Ended June 30
	2023	2022
Operating Leases
Right-of-use asset	$1,772,869	$1,880,121

Short-term Lease Liabilities	500,752	363,780
Long-Term Lease Liabilities	1,325,742	1,549,973
Total Lease Liabilities	$1,826,494	$1,913,754

Maturities of lease liabilities were as follows June 30, 2023:

2023	$318,223
2024	604,918
2025	375,124
2025	329,592
2027	337,831
Thereafter	04,976
Total Lease Payment	2,050,664
Less: Imputed Interest	(224,170)
Total	$1,826,494

Note 8 Debt

Outstanding debt consists of the following:

	June 30, 2023	December 31, 2022
Bank Loan	$—	$2,294,157
Former Revolving Line of Credit
New Revolving Line of Credit	4,774,780	4,745,531
Seller Promissory Note	708,728	906,711
Total Debt	5,483,508	7,946,399
Less: Current Portion of debt	(5,172,734)	(5,233,289)
Total	$310,774	$2,713,110

Bank Loan

The Bank loan of $2.3 Million outstanding as on December 31 2022 has been transferred as a part of the sale of membership interest in Norton Aviation LLC in January 2023 to Nomad Capital

Seller Promissory Note

In May 2022, the Company entered into a promissory note agreement with the seller of APD in the amount of$1.2 million. The promissory note was part of the consideration to the Seller in connection with the APD acquisition. The promissory note bears interest at a rate of 2% per annum and will Mature on 1 April 2025. Interest expenses related to the promissory note was immaterial for the period ended June 30, 2023. Accrued interest as of June 30, 2023 was immaterial. As of June 30, 2023 the amount outstanding is $ 0.7 million.

Revolving line of credit

In May 2022 the Company entered into a credit agreement for a new line of credit $ 5,000,000 replacing the former line of credit. The new line of credit has a variable interest rate of three months US treasury rate plus 2.75% adjusted for minimum and maximum ceiling rates. As of December 31, 2022, this interest rate works out to 6.21%. The line of credit is collateralized by Accounts Receivable and Inventory balances. The line of credit is subject to certain specified covenants. The most stringent covenant includes the compliance to certain specified financial ratios. Interest expense related to the line of credit amounted to $0.1 million for the period ended June 30, 2023. The outstanding balance on the line of credit as of June 30, 2023 was $4.7 million.

Maturities of the outstanding debt are as follows:

Years ended December 31,
2023	$4,974,418
2024	405,986
2025	102,771
Later	—
$5,483,175

Note 9 Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and short-term debt approximate their fair value because of the short-term nature of these instruments. The carrying amount of long-term debt approximates fair value because the debt is based on current rates at which the Company could borrow funds with similar maturities.

Note 10 Investment in Unconsolidated Affiliates

The Company has investments in affiliates that are not consolidated. The balances in these investments as of June 30, 2023 and December 31, 2022 are summarize below:

	Black Bay	Gift Health	Total
Balance as at December 31, 2021	$780	$—	$780
Contribution	51,152	100,000	151,152
Share of loss	(51,162)	—	51,162
Balance as at December 31, 2022	—	100,000	100,000
Contribution	—	—	—
Share of loss	—	—	—
Balance as at June 30, 2023	$—	$100,000	$—

The total share of loss for the year ended December 31, 2022 relating to the Black Bay investment was $62,512, however the amount of loss reported in the consolidated statement of operations is limited to the remaining investment the Company has in Black Bay. The unrecognized losses for Black Bay as of June 30, 2023 is $24,418.

Note 11 Commitment and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable. The Company does not record any anticipated gains relating to its litigation or legal claims. The gains are only recorded upon receipt of the settlement.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 12 Subsequent Events

The Company evaluated subsequent events through August 31, 2023, the date at which the Financial Statements were available to be issued.

On May 11, 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), the Company entered into Membership Interest Purchase agreement with Danam to sell all the issued and outstanding membership interest in a transaction that will close prior to the business combination between Danam and Artemis.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

Report of Independent Registered Public Accounting Firm

To the members of Wellgistics LLC.

Opinion on the Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Wellgistics LLC and the Subsidiary (the “Company”) as of December 31, 2022 and 2021, the related Consolidated Statement of Operations and Comprehensive Income, Consolidated Statement of Cash Flow and Consolidated Statements of Members’ Equity, and the related notes collectively referred to as the "Financial Statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with Generally Accepted Accounting Principles of United States of America. We were appointed as the independent auditors of Wellgistics LLC since 2021

As discussed in “Note 1 Significant Accounting Policies — Change in goodwill amortization policy” to the financial statements, the company has elected to change its method of accounting relating to amortization of goodwill with corresponding effect to retained earnings as of January, 1 2021, The Company, had previously elected to amortize goodwill following the Private Company Council (PCC) accounting alternative and has decided to adopt the accounting standard used by public companies resulting in a change in accounting policy for the year ending December 31, 2022.

Responsibilities of the Management for the Financial Statement

These financial statements are the responsibility of the Company’s management. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wellgistics LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the applicable rules and regulations of the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have nor we have engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:

(1)	relate to accounts or disclosures that are material to the financial statements and
(2)	involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Suri & Co., Chartered Accountants

We have served as the Company’s auditors since 2021.

Date: 31st August 2023

Place: Chennai, India

Wellgistics, LLC and Subsidiary

Consolidated Balance Sheets

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$4,234,630	$6,763,667
Accounts receivable, net	721,710	601,290
Inventories	8,391,850	5,813,873
Prepaid expenses and other assets	112,284	51,119
Total current assets	13,460,474	13,229,949
Property, plant and equipment, net	3,519,237	3,602,512
Operating lease right of use asset	2,036,682	—
Goodwill	872,433	30,709
Investments in unconsolidated affiliate	100,000	780
Note receivable	276,439	276,439
Other assets	41,015	28,393
Total assets	$20,306,280	$17,168,782

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$2,785,510	$664,036
Accrued expenses and other current liabilities	252,275	426,082
Current portion of debt obligations	5,233,289	5,114,111
Operating lease liabilities	524,241	—
Total current liabilities	8,795,315	6,204,229
Long-term debt	2,713,109	2,294,156
Operating lease liabilities	1,558,915	—
Total liabilities	13,067,339	8,498,385
Commitments and contingencies (Note 11)
Members’ equity:
Members’ Contributions	1,272,838	1,272,838
Members’ Distributions	(31,817,766)	(30,102,760)
Accumulated earnings	37,783,870	37,500,319
Total member's equity	7,238,941	8,670,397
Total liabilities and member's equity	$20,306,280	$17,168,782

The accompanying notes are an integral part of these consolidated financial statements.

Wellgistics, LLC and Subsidiary

Consolidated Statements of Operations and Comprehensive Income

	Year ended December 31,
	2022	2021
Net sales	$31,888,349	$42,726,738
Cost of sales	26,162,860	34,861,545
Gross Profit	5,725,489	7,865,193
Operating expenses:
General and administrative expenses	6,540,583	6,779,794
Depreciation and amortization	380,284	361,664
Income (Loss) from operations	(1,195,378)	723,735
Loss from unconsolidated affiliate	(51,942)	(14,220)
Interest expense, net	(287,183)	(149,400)
PPP Loan forgiveness	—	752,267
Gain on legal settlement	1,818,054	—
Write down of note receivable	—	(422,412)
Net income	$283,551	$889,970

The accompanying notes are an integral part of these consolidated financial statements.

Wellgistics, LLC and Subsidiary

Consolidated Statements of Members’ Equity

	Members' Capital Contributions	Members’ Distributions	Accumulated earnings	Total Member’s Equity
Balance at December 31, 2020	$772,838	$(24,062,924)	$36,610,349	$13,320,263
Capital Contributions	500,000			500,000
Distributions to member		(6,039,836)		(6,039,836)
Net income			889,970	889,970
Balance at December 31, 2021	$1,272,838	$(30,102,760)	$37,500,319	$8,670,397
Distributions to member		(1,715,007)		(1,715,007)
Net income			283,551	283,551
Balance at December 31, 2022	$1,272,838	$(31,817,767)	$37,783,870	$7,238,941

The accompanying notes are an integral part of these consolidated financial statements.

Wellgistics, LLC and Subsidiary

Consolidated Statements of Cash Flows

	December 31,
	2022	2021
Operating activities:
Net income	$283,551	$889,970
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	380,284	361,664
Loss from unconsolidated affiliate	51,942	14,220
Gain on disposition of assets	—	(775,008)
PPP Loan forgiveness	—	(752,267)
Change in fair value of loan receivable	—	422,412
Change in inventory reserve	—	1,662,371
Changes in operating assets and liabilities:
Accounts receivable	(67,574)	969,303
Prepaid expenses and other current assets	580,334	(17,478)
Inventory	(1,822,193)	8,776,207
Other assets	(12,624)	—
Accounts payable	1,055,524	(6,844,436)
Accrued expenses and other current liabilities	(173,806)	185,946
Net cash provided by operating activities	275,438	4,892,904
Investing activities:
Incremental investment in unconsolidated entities	(51,162)	(15,000)
Payments received on notes receivable	—	136,150
Net cash acquired from business combination	220,855	—
Acquisition of property, plant and equipment	(297,009)	(98,904)
Proceeds from disposition of assets	—	1,997,788
Net cash provided by (used in) investing activities	(127,316)	2,020,034
Financing activities:
Payments on term loan and notes payable	(680,127)	—
Proceeds from term loan	—	350,582
Repayments on revolving credit facility	(5,027,556)	—
Borrowings under revolving credit facility	4,745,531	—
Capital contributions from members	—	500,000
Distributions to members	(1,715,007)	(6,039,836)
Net cash used financing activities	(2,677,159)	(5,189,254)
Net increase (decrease) in cash and cash equivalents	(2,529,037)	1,723,684
Cash and cash equivalents
Beginning of period	6,763,667	5,039,983
End of period	$4,234,630	$6,763,667
Supplemental cash flow information
Cash paid for interest	$287,322	$209,509

Supplemental non-cash investing and financing activities
Promissory notes assumed to acquire business	$1,500,000	$—
Shares received as consideration for disposal of a business	$100,000	$—
Notes issued as consideration for disposal of a business	$641,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

Wellgistics, LLC and Subsidiary

Notes to the Consolidated Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

Wellgistics, LLC (“Wellgistics”, the “Company”) was organized in 2013 as a limited liability company. Wellgistics is a pharmaceutical company that retails generic and specialty drugs to pharmacies. In 2017, the Company was sold to Strategix Global, LLC (“Strategix”). On May 1, 2019, Pharm Donkey, LLC (Pharm Donkey) acquired a 20% ownership interest in the Company. Strategix Global, LLC owned the remaining 80% when the transaction occurred. On July 25, 2020, Strategix Global, LLC, purchased the remaining 20% back from Pharm Donkey. As part of the purchase, Wellgistics assigned $2.5 million of notes receivable to Pharm Donkey.

During 2021 Strategix sold 20% of its interest in Wellgistics to Nomad Capital LLC (“Nomad Capital”). Later during May 2022, the ownership agreement was amended, and the ownership was changed to Strategix Global, LLC holding 65%; Nomad Capital LLC holds 20% and the remaining 15% is held by Jouska Holdings LLC. The equity holders of the Company entered into an agreement with Danam Health, Inc (“Danam”) for it to acquire all of the issued and outstanding membership interests. (See Note 12 - Subsequent Events).

Basis of Presentation and Principles of Consolidation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Wellgistics and the subsidiary Norton Aviation LLC (“Norton Aviation”) which it controls. All inter-company balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of the Company’s Consolidated Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Consolidated Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	fair value of long-term debt and notes receivable;
●	evaluation of goodwill for impairment
●	recoverability of long-lived assets and their related estimated lives;
●	accruals for estimated liabilities such as property tax accruals and; litigation settlement accrual;
●	evaluation of equity method investments for impairment; and
●	valuation of assets and liabilities acquired in business combinations.

Liquidity

Historically, operations have been funded primarily positive operating cash flows, debt financing and capital contributions from its members. The Company has the ability to maintain the current level of spending or reduce expenditure to maintain operations.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the years ended December 31, 2022, and 2021.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Accounts Receivable, net

Accounts Receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are due from various customers and are shown net of applicable reserves for doubtful accounts as shown on the face of the balance sheet. There were no accounts that had been placed on non-accrual status. The allowance for doubtful accounts has been estimated by management based on historical experience, current market trends and, for larger customer accounts, their assessment of the ability of the customers to pay outstanding balances. Past due balances and other higher risk amounts are reviewed individually for collectability. Changes in circumstances relating to the collectability of accounts receivable may result in the need to increase or decrease the allowance for doubtful accounts in the future. The company provides for 95% of the accounts receivable which are due over the period of 90 days. The Company recognized bad debt expense of $298 thousand and bad debt reversal of $200 thousand within general and administrative expenses for the years ended December 31, 2022 and 2021, respectively.

Inventories, net

Inventory is stated at lower of cost, determined on a first in first out basis (“FIFO”), or net realizable value. Production costs are comprised of direct material and labor and applicable manufacturing overhead. The Company records an inventory reserve for losses associated with excess and obsolete items, which is estimated based on the Company’s current knowledge with respect to inventory levels, planned production, and customer demand. Provisions for excess and obsolete inventory are charged to cost of sales and are permanent reductions to the carrying value of inventory.

Property, Plant and Equipment, net

Property, plant and equipment, net (“PP&E”) is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Depreciation and amortization are computed using the straight‐line method over the assets’ estimated useful lives. The estimated useful lives of PP&E are as follows:

Equipment	5 – 10 years
Furniture and fixtures	7 years
Aircraft and Hangar	20 years
Software	3 – 5 years
Leasehold improvements	Shorter of the estimated useful life or remaining lease term

Capitalized costs associated with construction in progress are not depreciated until the related assets are placed into service, at which time the capitalized balance will be transferred to the appropriate account of PP&E. Construction in progress is stated at the lower of cost or fair value, which includes the cost of construction and other direct costs attributable to the construction. The costs are capitalized as incurred or as payments are made pursuant to relevant construction contracts.

Major renewals and improvements are capitalized. Replacements, maintenance and repairs, which do not significantly improve or extend the useful life of the assets, are expensed when incurred.

Upon the sale or retirement of assets, costs and the related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by determining whether there were any triggering events that could impact the Company’s assets. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable the Company performs a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group. Should an impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the asset’s fair value generally determined by estimates of future discounted cash flows.

The Company has not identified any such impairment losses for the years ended December 31, 2022 and 2021.

Business Combination

The Company accounts for business combinations using the acquisition method of accounting in accordance with Business Combinations (Topic 805), which allocates the fair value of the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. We engage third-party appraisal firms when appropriate to assist in the fair value determination of intangible assets. Initial purchase price allocations are subject to revisions within the measurement period, not to exceed one year from the date of acquisition. Acquisition-related expenses and transaction costs associated with business combinations are expensed as incurred.

Goodwill

Goodwill is an asset representing the excess cost over the fair market value of net assets acquired in business combinations. In accordance with Intangibles — Goodwill and Other (Topic 350), goodwill is not amortized but is tested annually for impairment or on an interim basis when indicators of potential impairment exist. Goodwill is tested for impairment at the reporting unit level. The Company’s reporting units discrete financial information is available and management regularly reviews the operating results. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the reporting structure.

The Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. Qualitative factors assessed for each of the applicable reporting units include, but are not limited to, changes in macroeconomic conditions, industry and market considerations, cost factors, discount rates, competitive environments and financial performance of the reporting units. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required.

The Company also has the option to proceed directly to the quantitative test. Under the quantitative impairment test, the estimated fair value of each reporting unit is compared to its carrying value, including goodwill. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized, up to a maximum amount of goodwill allocated to that reporting unit. Management can resume the qualitative assessment in any subsequent period for any reporting unit.

For 2022 and 2021, management performed a qualitative impairment assessment of our reporting units, of which there were no indications that it was more likely than not that the fair value of our reporting units were less than their respective carrying values. As such, a quantitative goodwill test was not required, and no goodwill impairment was recognized in 2022 and 2021.

Change in Goodwill Amortization Policy

As of January, 1 2021, the Company has elected to change its accounting policy related to the amortization of goodwill. The Company, which had previously elected to amortize goodwill in accordance with the Private Company Council (“PCC”) Accounting Alternative, has decided to adopt the accounting standard used by public companies in anticipation of the business combination disclosed in Note 12 – Subsequent Events. Starting from January 1, 2021 it will no longer amortize goodwill.

The impact of this change in accounting policy on the Company’s financial statements is as follows:

1.	Reversal of Accumulated Goodwill Amortization: As of January 1, 2021 the accumulated goodwill amortization previously recognized on the Company’s balance sheet has been reversed. The cumulative effect of this reversal has been recorded as an adjustment to retained earnings. The comparative financial statements for prior periods have been adjusted to reflect this change.
2.	Amortization Method: The Company will no longer amortize goodwill. Instead, the Company will test goodwill for impairment in accordance with ASC 350 Intangibles — Goodwill and Other on an annual basis, or more frequently if indicators of potential impairment arise.

The impact of this change in accounting policy on the financial statements will be an immaterial adjustment to the opening accumulated earnings for the year ended December 31, 2021.

Equity method investments

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives the Company the ability to exercise significant influence over, but not control, of an investee. Significant influence generally exists if the investor has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. Accordingly, the company has accounted for its investment in Black Bay LLC (“Black Bay”) where it owns 50% of the membership rights under equity method and has accounted for the proportionate share of losses.

Non-marketable investments

Non-marketable investments in which the company neither has a control or exercises significant influence are recorded at cost and adjusted for observable transactions for same or similar investments of the same issuer or impairment events (referred to as the measurement alternative). All gains and losses on privately held equity securities, realized and unrealized, are recorded through gains (losses) on investment in unconsolidated entities net, in the statement of operations.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts receivable, accounts payable, accrued liabilities and short-term debt approximate their fair value because of the short-term nature of these instruments. The carrying amount of long-term debt approximates fair value because the debt is based on current rates at which the Company could borrow funds with similar maturities.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits. The Company’s federal and state income tax returns for 2018 through 2022 are subject to examination (generally for the three years after they are filed) by the Internal Revenue Service and other taxing authorities.

Recent Accounting Pronouncements

Accounting Pronouncements Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that supersedes most existing industry-specific guidance. Accounting Standards Codification (“ASC”) 606 creates a framework by which an entity allocates the transaction price to separate performance obligations and recognizes revenue when each performance obligation is satisfied. Under the new standard, entities are required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up in the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up in the current period. In July and December 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The accounting standard is effective for reporting periods beginning after December 15, 2017. As a private company, the Company was not required to adopt until a later accounting period. As further described below under Revenue Recognition the Company adopted ASC 606 on January 1, 2020, using the modified retrospective method, the impact of which was not material to the Company.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-2, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. In March 2019, the FASB issued ASU 2019-01, “Lease (842): Codification improvements.” This updated clarified that entities were exempt from disclosing the effect of the change on income from continuing operations, net income, and related per-share amounts, if applicable, for interim periods after the adoption of Accounting Standards Codification (“ASC”) 842.

The standard was initially effective for annual and interim reporting periods beginning after December 15, 2019. However, in November 2019, the FASB issued ASU 2019-10, "Financial Instruments Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates", which deferred the effective date of ASU 2016-02 by an additional year. At its April 8, 2020, meeting, the FASB voted to defer the effective date for ASC 842 another year. As such, the Company is required to adopt the new leases standard for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company adopted this new guidance effective January 1, 2022. ASC 842 requires a modified retrospective approach to each lease that existed at the date of initial application as well as leases entered into after that date. The Company has elected to report all leases at the beginning of the period of adoption and not restate its comparative periods. Based on the Company’s lease portfolio, the Company anticipates recognizing a right-of-use asset and a related lease liability on its balance sheet, with an immaterial impact on the Company’s consolidated statement of operations compared to the previous lease accounting guidance.

Practical Expedients Adopted with Topic 842

The Company has elected to adopt the following practical expedients upon the transition date to Topic 842 on January 1, 2022:

●	Transitional practical expedients package: An entity may elect to apply the listed practical expedients as a package to all the leases that commenced before the effective date. The practical expedients are:
●	The entity need not reassess whether any expired or existing contracts are or contains leases;
●	The entity need not reassess the lease classification for expired or existing contracts;
●	The entity need not reassess initial direct costs for any existing leases.

Use of portfolio approach: An entity can apply this guidance to a portfolio of leases with similar characteristics if the entity reasonably expects that the application of the lease model to the portfolio would not differ materially from the application of the lease model to the individual leases in that portfolio. This approach can also be applied to other aspects of the lease’s guidance for which lessees/lessors need to make judgments and estimates, such as determining the discount rate and determining and reassessing the lease term.

●	Short-term lease recognition exemption: Leases with a term of twelve months or less constitute short-term leases and will not be recognized on the balance sheet for all classes of assets. The Company has elected the short-term lease recognition exemption for all classes of assets. The impact of this exemption is that short-term lease cost will be recognized on a straight-line basis over the term.

Lease and non-lease components: As a practical expedient, a lessor may combine lease and non-lease components where the revenue recognition pattern is the same and where the lease component, when accounted for separately, would be considered an operating lease.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to U.S. GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard, but does not expect the adoption to have a material impact on its Consolidated Financial Statements. The Company is anticipating it will adopt the standard on January 1, 2023.

Revenue Recognition

Revenue is recognized when control of the promised products or services is transferred to customers, at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The new standard supersedes GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the previous standards. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

ASC 606 may be applied either retrospectively or through the use of a modified-retrospective method. The full retrospective method requires companies to recast each prior reporting period presented as if the new guidance had always existed. Under the modified retrospective method, companies recognize the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at the date of initial application. The Company adopted ASC 606 on January 1, 2020, using the modified retrospective method, the impact of which was not material to the Company.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract was determined to be within the scope of ASC 606, the Company assessed the goods or services promised within each contract and determined those that were performance obligations, and assessed whether each promised good or service was distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. The Company recognizes revenue at the point of sale. The majority of orders are placed via the Company’s website. Customers generally pay by credit card at the time they place their order. The Company does have larger customers to whom they have extended terms for payment. Generally, payments from these customers are due within 30 days of their order being shipped. However, a few customers have been given terms extending out to 45 days.

The Company recognizes revenue when goods are delivered to the customer. All revenue for the Company is recognized at the point-in-time when delivered to customer based on contractual obligations. Any amount collected from customers for goods not yet delivered is recorded as unearned revenue.

Concentration of Credit Risks and Major Customers

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit Insurance Corp limits. During the years ended December 31, 2022, and 2021 no sales to customers represented greater than 10% of revenue.

Note 2 Business Combination

In May 20, 2022 the Company entered into an agreement with Karl Jebailey and Drew Warthen (the “Seller”), unrelated parties, to acquired 100% of the interest of American Pharmaceutical Ingredients, LLC (“APD”). APD is a national drug distribution company that provides bulk active ingredients and distributes pharmaceutical generic products. The Company acquired AOD Uto bring better products and services to independent retail pharmacies that the pharmacies are unable to get from big box distributors, which will strengthen manufacturer and pharmacy relationships and offer a more diversified product portfolio.

The total purchase consideration was approximately $1.4 million. The Company funded the purchase though the use of a $1.2 million note with the Seller the forgiveness of accounts receivable from APD in the amount of approximately $0.2 million. The aggregate purchase consideration has been allocated as follows:

Purchase Price
Fair value of consideration	$1,378,539

Allocation
Cash and cash equivalents	220,855
Accounts Receivable	231,102
Inventory	755,783
Property, plant and equipment	741,500
Goodwill	841,724
Accounts payable	(904,549)
Other current liabilities	(207,876)
Debt	(300,000)
$1,378,539

The Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimated fair values.

The goodwill is primarily attributed to the workforce acquired and the competitive edge the acquisition will provide the Company. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any interim indicators of impairment.

The Company also entered into a transaction simultaneously with Gift Health, Inc., an unrelated party, on May 20, 2022 to sell APD’s 100% interest in APD acquired from this transaction for $0.8 million. The Company received a note receivable in the amount of $0.6 million and a non-controlling interest in Gift Health, Inc. valued at $0.1 million. The note receivable has been repaid and the balance outstanding as of December 31,2022 is $0.08 million.

Note 3 Accounts Receivable, net

Accounts receivable, net consist of the following:

	December 31,
	2022	2021
Billed – third party	$976,811	$1,188,146
Billed – affiliates	5,513	65,514
Total accounts receivable	982,324	1,253,660
Less: Allowance for doubtful accounts	(260,614)	(652,370)
Total accounts receivable, net	$721,710	$601,290

Note 4 Inventories, net

The inventory consists of stock that was purchased in 2020 from First Defense Nasal Screen Corp (“FDNS”). An ongoing legal dispute between the Company and the supplier has been settled where the Company was awarded $ 4.6 million. The award has not been accounted for due to the uncertainty of receipt. Following the bankruptcy filing of FDNS the court awarded the complete possession of the inventory to the Company, for which the Company recorded a reserve at approximately 50% of the value during 2021. During 2022 the Company wrote off approximately half of the FDNS inventory.

	December 31,
	2022	2021
Finished goods	$5,190,108	$2,615,333
FDNS	3,369,953	6,717,373
Inventory reserve	(168,211)	(3,518,832)
Net inventory	$8,391,850	$5,813,873

Note 5 Property, Plant and Equipment, net

Major classifications of Property, Plant and Equipment consist of the following:

	December 31,
	2022	2021
Aircraft and Hangar	$2,995,000	$2,995,000
Leasehold Improvements	766,467	766,467
Equipment	366,558	288,657
Furniture and fixtures	152,161	152,161
Software	28,098	28,098
	4,308,284	4,230,383.00
Less: Accumulated depreciation	(1,008,155)	(627,871)
	3,300,129	3,602,512
Construction in progress	219,108	—
Property, plant and equipment, net	$3,519,237	$3,602,512

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to $0.4 million for each year.

Construction in progress primarily relates to a refrigeration system being constructed in the Company’s warehouse, not placed into service.

Note 6 Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2022	2021
Accrued payroll and vacation	$54,960	$76,880
Credit card obligations	108,789	89,789
Unearned revenue	66,749	237,365
Accrued interest	7,191	7,462
Customer deposits	14,586	14,586
	$252,275	$426,082

Note 7 Lease

During the first quarter of 2022, the Company adopted Topic 842, effective January 1, 2022. This ASC requires lessees to recognize an operating lease asset and an operating lease liability on the balance sheet, with the exception of short-term leases.

Under the transition method selected, leases existing at, or entered into after, January 1, 2022 are to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company’s historical accounting. The adoption of this standard resulted in the recording of operating lease assets and operating lease liabilities of approximately of $2.3 million as of January 1,, 2022, with no related impact on the statement of member’ equity or statement of operations. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, the leases do not provide a readily determinable implicit rate. Therefore, management must estimate the incremental borrowing rate to discount the lease payments based on information available at the lease commencement.

The Company elected the package of practical expedients permitted under the transition guidance within the new standard which, among other things, allows companies to carry forward their historical lease classification. The Company made an accounting policy election by class of underlying asset not to recognize the lease liability and related right-of-use asset for leases with a term of one year or less.

The Company has operating leases for administrative offices and warehouse facilities. The leases have remaining lease terms of one year to six years, some of which include options to extend the leases for up to 3 years, and some of which include options to terminate the leases within one year. Options to extend or terminate leases that are considered reasonably certain are included in our determination of the lease term.

The components of lease expense were as follows:

Year ended December 31
2022
Operating lease cost	$498,252
Short-term lease costs	$265,589

Supplemental cash flow information related to leases was as follows:

December 31,
2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$451,778

Right-of-use assets obtained in exchange for new lease liabilities	$2,419,307

Supplemental balance sheet information related to leases was as follows:

December 31,
2022
Operating Leases
Right-of-use asset	$2,036,682

Short-term lease liabilities	524,241
Long-term lease liabilities	1,558,915
Total lease liabilities	$2,083,156

Weight Average Remaining Lease Term	4.34 years

Weight Average Discount Rate	6.21%

Maturities of lease liabilities were as follows at December 31, 2022:

2023	$632,532
2024	604,918
2025	375,124
2026	329,592
2027	337,831
Thereafter	84,976
Total lease payments	2,364,973
Less: imputed interest	(281,817)
Total	$2,083,156

Note 8 Debt

Outstanding debt consists of the following:

	December 31,
	2022	2021
Bank loan	$2,294,157	$2,380,711
Former revolving line of credit	—	5,027,556
New revolving line of credit	4,745,531	—
Seller promissory note	906,710	—
Total debt	7,946,398	7,408,267
Less: current portion of debt	(5,233,289)	(5,114,111)
Total long-term debt	$2,713,109	$2,294,156

Bank Loan

The Company has a bank loan outstanding with a financial institution in the amount of $2.3 million outstanding as at December 31, 2022. The loan bears interest at a rate of 3.64% per annum and will mature by March 1, 2041. The note is collateralized by an airplane. Interest expense related to the Bank loan amounted to $0.1 million for the year ended December 31, 2022 and 2021. Accrued interest as of December 31, 2022 and 2021 was immaterial.

Seller Promissory Note

In May 2022, the Company entered into a promissory note agreement with the seller of APD in the amount of$1.2 million. The promissory note was part of the consideration to the Seller in connection with the APD acquisition (See Note 2 — Business Combination). The promissory note bears interest at a rate of 2% per annum and will Mature on 1 April 2025. Interest expenses related to the promissory note was immaterial for the year ended December 31, 2022. Accrued interest as of December 31, 2022 was immaterial. As of December 31, 2022 the amount outstanding is $0.9 million.

Revolving line of credit

Former line of credit

The Company had a $7.5 million revolving credit facility, pursuant to an agreement dated November 5, 2020. The line of credit bears an annualized interest rate of LIBOR plus 2.3% per year. The line of credit is collateralized by accounts receivable and inventory. Interest expense related to the line of credit was not material for the year ended December 31, 2022 and was $0.1 million for the year ended December 31, 2021. The outstanding balance on the line of credit as of December 31, 2021 was $5.0 million, the line of credit was fully repaid off in May 2022.

New line of credit

In May 2022 the Company entered into a new credit agreement for a new line of credit $5,000,000. Replacing the former line of credit. The new line of credit has a variable interest rate of three months US treasury rate plus 2.75% adjusted for minimum and maximum ceiling rates. As of December 31, 2022, this interest rate works out to 6.21%. The line of credit is collateralized by Accounts Receivable and Inventory balances. The line of credit is subject to certain specified covenants. The most stringent covenant includes the compliance to certain specified financial ratios. Interest expense related to the line of credit amounted to $0.1 million for the year ended December 31, 2022. The outstanding balance on the line of credit as of December 31, 2021 was $4.7 million.

Maturities of the outstanding debt are as follows:

Years ending December 31,
2023	$5,233,289
2024	498,933
2025	199,435
2026	100,294
2027	104,049
Later	1,810,398
$7,946,398

Paycheck Protection Program Loan

In 2020, the Company obtained a $0.8 million, 2-year loan from a regional bank (the “Lender”) pursuant to the U.S. Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) under Title I of the CARES Act. The loan bears interest at 1.0% per annum and no payments were due for the first six months. In accordance with the applicable provisions of the CARES Act, during 2020, the Company filed its forgiveness application (the “Application”) with the Lender. The Company certified in the Application that 100% of the loaned funds were utilized to pay for qualified payroll and payroll related costs, and as such, requested that the entire principal balance be forgiven. The forgiveness application was approved by the lender, and the Company’s loan was extinguished. During the year ended December 31, 2022, the Company recorded other income of $0.8 million in the consolidated statement of operations.

Note 9 Fair Value of Financial Instruments

The carrying amount of cash and equivalents, receivables, inventories, prepaids, accrued expenses, contract liabilities, and accounts payable, as reflected in the Consolidated Balance Sheets, approximates fair value due to the short-term maturities of these financial instruments.

Note 10 Related Party Transactions

The Company is partly owned by private equity company, Nomad Capital, which has ownership interest in a number of portfolio companies. The Company has had transactions with some of the affiliated companies of Nomad Capital. The transactions for purchases of pharmaceutical supplies are recorded in cost of sales. The purchases from the affiliated companies are sometimes sold below the value sold to a third party. Operating expenses, which include software expenses and marketing expenses, with affiliated companies are recorded within general and administrative expenses. The Company is charged a managerial service fee by its owners, which is recorded within general and administrative expenses.

The Company had the following related party balances recorded in accounts payable and accounts receivable”:

	December 31,
	2022	2021
Accounts payable to/(receivable from) affiliates of Nomad Capital	$92,157	$(161,183)

Accounts receivable from affiliates of Company	$5,514	$65,514

The Company had the following transactions with related parties:

	Years ended December 31,
	2022	2021
Operating expenses from affiliates of Nomad Capital	$466,878	$151,148

Cost of purchases	$135,493	$—
Less: Discount from affiliates	(100,061)	—
Purchases from affiliates of Nomad	$35,432	$—

Management service fee paid to Normad Capital	$105,000	$—
Management service fee paid to Strategix	$60,000	$420,000
Management service fee paid to BBPR	$80,000	$480,000

Investment in Unconsolidated Affiliates

The Company has investments in affiliates that are not consolidated. The balances in these investments as of December 31, 2022 and 2021 are summarize below:

	Black Bay, LLC	Gift Health	Total
Balance at December 31, 2020	$—	$—	$—
Contributions	15,000	—	15,000
Share of loss	(14,220)	—	(14,220)
Balance at December 31, 2021	780	—	780
Contributions	51,162	100,000	151,162
Share of loss (limited to investment)	(51,942)	—	(51,942)
Balance at December 31, 2022	$—	$100,000	$100,000

The total share of loss for the year ended December 31, 2022 relating to the Black Bay investment was $62,512, however the amount of loss reported in the consolidated statement of operations is limited to the remaining investment the Company has in Black Bay. The unrecognized losses for Black Bay as if December 31, 2022 is $10,570. There was no unrecognized loss as of December 31, 2021.

Note 11 Commitment and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable. The Company does not record any anticipated gains relating to its litigation or legal claims. The gains are only recorded upon receipt of the settlement.

The Company had an interest in a 2019 class action lawsuit relating to an illegal antitrust scheme, which results in one of the Company’s vendors conspiring with its competitor to overcharge for its medication. The vendor and its co-conspirators which a settlement, where direct purchasers of the medication was able to file a claim and receive a cash payment. In May 2022, the company successfully file a claim and received $1.8 million in settlement. For the period ending December 31, 2022 $1.8 million is recorded as non-operating income in the consolidated statement of operation under gain on legal settlement.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 12 Subsequent Events

The Company evaluated subsequent events through August 31, 2023, the date at which the Financial Statements were available to be issued.

On January 1, 2023, the Company entered into an agreement with one of its owners, Nomad Capital to sell 100% of the issued and outstanding membership interest Norton Aviation. At closing of the transaction Nomad Capital will assume liability and responsibility for all daily operating cost of Norton Aviation including loans, pledges, leases, contracts and the financial responsibility of all ongoing service and maintenance, licenses, registrations and all other obligations. No cash will be exchanged in the transaction.

In May 2023, Jouska Holdings LLC met a vesting goal, which resulted in the transfer of a 5% ownership interest in Wellgistics from Strategix Global, LLC to Jouska Holdings LLC.

On May 11, 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), the Company entered into Membership Interest Purchase agreement with Danam to sell all the issued and outstanding membership interest in a transaction that will close prior to the business combination between Danam and Artemis.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

WOOD SAGE, LLC

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash & cash equivalents	$863	$—
Total current assets	863	—
Total assets	$863	$—

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$22,628	$15,428
Total current liabilities	22,628	15,428
Total liabilities	$22,628	$15,428
Commitments and contingencies (Note 2)

Members’ equity:
Accumulated deficit	$(21,765)	$(15,428)
Total Members’ equity	(21,765)	(15,428)
Total liabilities and Members’ equity	$863	$—

The accompanying notes are an integral part of these condensed financial statements

WOOD SAGE, LLC

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2023	2022
Operating expenses
General and administrative expenses	$7,387	$828
Loss from operations	(7,387)	(828)
Net loss	$(7,387)	$(828)

The accompanying notes are an integral part of these condensed financial statements

WOOD SAGE, LLC

CONDENSED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Unaudited)

	Due to Members	Accumulated Deficit	Total Members’ Deficit
Balance at December 31, 2021	$—	$(200)	$(200)
Capital contributions from members	—	—	—
Net loss	—	(828)	(828)
Balance at June 30, 2022	$—	$(1,028)	$(1,028)

Balance at December 31, 2022	$—	$(15,428)	$(15,428)
Capital contributions from parent company	1,050	—	1,050
Net loss	—	(7,387)	(7,387)
Balance at June 30, 2023	$1,050	$(22,815)	$(21,765)

The accompanying notes are an integral part of these condensed financial statements

WOOD SAGE, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2023	2022
Operating activities
Net loss	$(7,387)	$(200)
	(7,387)	(200)
Changes in operating assets and liabilities:
Accounts payable	7,200	200
Net cash used in operating activities	(187)	—
Financing activities
Capital contribution from member	1,050	—
Net cash provided by financing activities	1,050	—
Net increase in cash and cash equivalents	863	—
Cash and cash equivalents
Beginning of period	—	—
End of period	$863	$—

The accompanying notes are an integral part of these condensed financial statements

WOOD SAGE, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1 Organization and Summary of Significant Accounting Policies

Wood Sage, LLC (“Wood Sage”, the “Company”) was formed as a limited liability company on June 26, 2014, when the Company’s Articles of Organization became effective upon filing with the Florida Department of State, Division of Corporations (the “DOC”).

The Company’s headquarter is in Tampa, Florida. Its fiscal year ends on December 31.

Basis of Presentation

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, September 30, and December 31.

The accompanying unaudited condensed financial statements for the interim period ending June 30, 2023 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, these unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. The unaudited condensed prepared on the same basis as the audited financial statements.

These unaudited condensed financial statements should be read in conjunction with the entity’s audited financial statements and notes thereto. In the opinion of management, the unaudited condensed financial statements include all normal and recurring adjustments that are considered necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023 for any other interim period, or for any other future year.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●provisions for income taxes and related valuation allowances and tax uncertainties;

Liquidity

The entity has just commenced operations and is expected to be funded by the members for liquidity purposes.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the periods ended June 30, 2023, and 2022.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts payable approximate fair value because of the short term nature of these instruments. The company does not have any long term debt.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that supersedes most existing industry-specific guidance. Accounting Standards Codification (“ASC”) 606 creates a framework by which an entity allocates the transaction price to separate performance obligations and recognizes revenue when each performance obligation is satisfied. Under the new standard, entities are required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up in the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up in the current period. In July and December 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The Company plans to adopt the accounting standard once it starts generating revenue.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. The Company plans to adopt this new guidance when it acquires any new leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company plans to adopt this new guidance when situations arise.

Note 2 Commitments and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 3 Subsequent Events

TRxADE’s 100% membership interest in APS. Wood Sage would pay $1,200,000 at closing. On or about January 20, 2023, Wood Sage, CSP and APS entered into a master service agreement (“Wood Sage MSA”), amended June 30, 2023, whereby CSP and APS would manage the operations of CSP and APS through closing.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior to the business combination of Artemis and Danam.

On August 22, 2023, Wood Sage purchased CSP and APS from Integral Health, Inc. (successor in interest to TRxADE). Wood Sage signed a promissory note payable to Integral Health, Inc. in the amount of $1,300,000, due 30 days from closing.

WOOD SAGE, LLC

INDEPENDENT AUDITORS’ REPORT

To the members of Wood Sage LLC

Opinion on the Financial Statements

We have audited the accompanying Balance Sheet of Wood Sage LLC (the “Company”) as of December 31, 2022 and 2021, the related Statement of Operations and Comprehensive Loss, Statement of Cash Flow and Statements of Owner’s Equity, and the related notes collectively referred to as the “Financial Statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with Generally Accepted Accounting Principles of United States of America. We were appointed as the independent auditors of Wood Sage LLC since 2021.

Responsibilities of the Management for the Financial Statement

These financial statements are the responsibility of the Company’s management. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wood Sage LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the applicable rules and regulations of the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have nor we have engaged to perform, an audit of its internal control over financial reporting.

As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:

(1)	relate to accounts or disclosures that are material to the financial statements and
(2)	involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Suri & Co.,Chartered Accountants

We have served as the Company’s auditors since 2021.

Date: 29th August 2023

Place: Chennai, India

WOOD SAGE, LLC

BALANCE SHEETS

	December 31,
	2022	2021
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$15,428	$200
Total current liabilities	15,428	200
Total liabilities	15,428	200
Members’ deficit
Accumulated deficit	(15,428)	(200)
Total Members’ deficit	(15,428)	(200)
Total liabilities and members’ deficit	$—	$—

The accompanying notes are an integral part of these financial statements

WOOD SAGE, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
	2022	2021
Operating expenses
General and administrative expenses	$15,228	$200
Total operating expenses	15,228	200
Loss from operations	(15,228)	(200)
Net loss	$(15,228)	$(200)

The accompanying notes are an integral part of these financial statements

WOOD SAGE, LLC

STATEMENTS OF MEMBERS’ DEFICIT

	Common stock		Additional Paid-In	Accumulated	Total Members’
	Shares	Amount	Capital	Deficit	Deficit
Balance, January 1, 2021	—	$—	$—	$—	$—
Net Loss	—	—	—	(200)	(200)
Balance, December 31, 2021	—	—	—	(200)	(200)
Capital contributions from parent company	—	—	—	—	—
Net Loss	—	—	—	(15,228)	(15,228)
Balance, December 31, 2022	—	$—	$—	$(15,428)	$(15,428)

The accompanying notes are an integral part of these financial statements

WOOD SAGE, LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021
Operating Activities
Net loss	$(15,228)	$(200)
Changes in operating activities:
Accounts payable	15,228	200
Net cash provided by operating activities	—	—
Net increase (decrease) in cash	—	—
Cash
Beginning of year	—	—
End of year	$—	$—

The accompanying notes are an integral part of these financial statements

WOOD SAGE, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

Wood Sage, LLC (“Wood Sage”, the “Company”) was formed as a limited liability company on June 26, 2014, when the Company’s Articles of Organization became effective upon filing with the Florida Department of State, Division of Corporations (the “DOC”).

The Company’s headquarter is in Tampa, Florida. Its fiscal year ends on December 31.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

•	provisions for income taxes and related valuation allowances and tax uncertainties;

Liquidity

The entity has just commenced operations and is expected to be funded by the members for liquidity purposes

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of accounts payable approximate fair value because of the short-term nature of these investments.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Note 2 Subsequent Events

The Company evaluated subsequent events through August 29, 2023, the date at which the Financial Statements were available to be issued. In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of Danam, a holding company Wood Sage will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of Trxade. On or about January 20, 2023, Danam Health, Inc. (“Danam”) and Mr. Nikul Panchal entered into a membership interest purchase agreement (“Wood Sage MIPA”) whereby Danam would buy Mr. Panchal’s 100% membership interest in Wood Sage, LLC (“Wood Sage”). Danam would pay $400,000.

On or about January 20, 2023, Wood Sage, Community Specialty Pharmacy, LLC (“CSP”), and TRxADE Health, Inc. (“TRxADE”) entered into a membership interest purchase agreement (“CSP MIPA”), amended on or about January 20, 2023, whereby Wood Sage would buy TRxADE’s 100% membership interest in CSP. Wood Sage would pay $100,000 at closing. On or about January 20, 2023, Wood Sage, Alliance Pharma Solutions (“APS”), and TRxADE entered into a membership interest purchase agreement (“APS MIPA”), amended on or about January 20, 2023, whereby Wood Sage would buy TRxADE’s 100% membership interest in APS. Wood Sage would pay $1,200,000 at closing. On or about January 20, 2023, Wood Sage, CSP and APS entered into a master service agreement (“Wood Sage MSA”), amended June 30, 2023, whereby CSP and APS would manage the operations of CSP and APS through closing.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior to the business combination of Artemis and Danam.

On August 22, 2023, Wood Sage purchased CSP and APS from Integral Health, Inc. (successor in interest to TRxADE). Wood Sage signed a promissory note payable to Integral Health, Inc. in the amount of $1,300,000, due 30 days from closing.

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2023	2022
ASSETS	(Unaudited)
Current assets:
Cash & cash equivalents	$1,022	$1,419
Prepaid expenses and other assets	—	3,196
Total current assets	1,022	4,615
Intangible assets under development	760,114	567,256
Total assets	$761,136	$571,871

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$18,926	$75,818
Total current liabilities	18,926	75,818
Total liabilities	18,926	75,818
Commitments and contingencies (Note 5)

Members’ equity:
Due to parent company	1,611,473	1,339,053
Accumulated deficit	(869,263)	(843,000)
Total members’ equity	742,210	496,053
Total liabilities and members’ equity	$761,136	$571,871

The accompanying notes are an integral part of these condensed financial statements

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2023	2022
Operating expenses
Research and development expenses	$375	$950
General and administrative expenses	25,887	10,778
Depreciation	—	1,151
Loss from operations	(26,262)	(12,879)
Net loss	$(26,262)	$(12,879)

The accompanying notes are an integral part of these condensed financial statements

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

CONDENSED STATEMENTS OF MEMBERS’ EQUITY

(Unaudited)

	Due to Parent Company	Accumulated Deficit	Total Members’ Equity
Balance at December 31, 2021	$769,261	$(816,172)	$(46,911)
Capital contributions from parent company	399,244	—	399,244
Net loss	—	(12,879)	(12,879)
Balance at June 30, 2022	$1,168,505	$(829,051)	$339,453
Balance at December 31, 2022	$1,339,053	$(843,000)	$496,053
Capital contributions from parent company	272,420	—	272,420
Net loss	—	(26,262)	(26,262)
Balance at June 30, 2023	$1,611,473	$(869,262)	$742,210

The accompanying notes are an integral part of these condensed financial statements

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2023	2022
Operating activities
Net loss	$(26,262)	$(12,879)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	1,151
Gain on asset disposal	—	(1,900)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	3,196	(2,734)
Accounts payable	(56,892)	(23,323)
Net cash used in operating activities	(79,959)	(39,685)
Investing Activities
Sale of fixed assets	—	23,000
Payments made for intangible assets under development	(192,858)	(361,113)
Net cash used in investing activities	(192,858)	(338,113)
Financing activities
Capital contribution from parent company	272,419	399,244
Net cash provided by financing activities	272,419	399,244
Net increase (decrease) in cash and cash equivalents	(397)	21,446
Cash and cash equivalents
Beginning of period	1,419	1,469
End of period	$1,022	$22,915

The accompanying notes are an integral part of these condensed financial statements

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1 Organization and Summary of Significant Accounting Policies

Alliance Pharmaceutical Solutions, LLC (d.b.a. DelivMeds) (“APS”, or the “Company”) has developed a same day Pharma delivery software — Delivmeds.com and invested in SyncHealth MSO, LLC a managed services organization in January 2019, which investment was divested in February 2020. The Company is a wholly owned subsidiary of Trxade Health, Inc, (“Trxade”) and has entered into an agreement to sell the Company (See Note 6 — Subsequent Events)

Basis of Presentation

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, September 30, and December 31.

The accompanying unaudited condensed financial statements for the interim period ending June 30.2023 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, these unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. The unaudited condensed prepared on the same basis as the audited financial statements.

These unaudited condensed financial statements should be read in conjunction with the entity’s audited financial statements and notes thereto. In the opinion of management, the unaudited condensed financial statements include all normal and recurring adjustments that are considered necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023 for any other interim period, or for any other future year.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●provisions for income taxes and related valuation allowances and tax uncertainties;
●recoverability of long-lived assets and their related estimated lives;

Liquidity

Historically, operations have been funded primarily through the infusement of capital by Trxade Health, Inc, the Company’s parent company. The Company has the ability to maintain the current level of spending or reduce expenditures to maintain operations if funding is not available.

Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the years ended June 30, 2023, and 2022.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Intangible Assets

Research expenditure is recognized as an expense and Development expenditure that meets specified criteria is recognized as the cost of an intangible asset. The company has begun capitalizing the expenses related to the app Delivmeds as the management has determined that the Company’s app has crossed the research phase and has begun development.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts payable and accrued liabilities approximate fair value because of the short term nature of these instruments.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that supersedes most existing industry-specific guidance. Accounting Standards Codification (“ASC”) 606 creates a framework by which an entity allocates the transaction price to separate performance obligations and recognizes revenue when each performance obligation is satisfied. Under the new standard, entities are required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up in the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up in the current period. In July and December 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The Company plans to adopt the accounting standard once it starts generating revenue.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. The Company plans to adopt this new guidance when it acquires any new leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company plans to adopt this new guidance as and when situation arises.

Note 2 Prepaid Expenses

Prepaid expenses of the company consists of the following,

	June 30,	December 31,
	2023	2022
Prepaid software	$—	$2,750
Prepaid industry fees	—	446
Total	$—	$3,196

Note 3 Intangible Assets under Development

Intangible assets under development of the company consists of the following,

	June 30,	December 31,
	2023	2022
Internal development cost - Delivmeds	$760,114	$567,256
Total	$760,114	$567,256

Note 4 Dues to Parent Company

Dues to parent company consists of the following,

	June 30,	December 31,
	2023	2022
Expenses reimbursement due	$1,611,473	$1,339,053
Total	$1,611,473	$1,339,053

Note 5 Commitments and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 6 Subsequent Events

The Company evaluated subsequent events through August 29, 2023, the date at which the Financial Statements were available to be issued.

In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers, a holding company Wood Sage, LLC (“Wood Sage) will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”). On or about January 20, 2023, Wood Sage, Alliance Pharma Solutions (“APS”), and TRxADE entered into a membership interest purchase agreement (“APS MIPA”), amended on or about January 20, 2023, whereby Wood Sage would buy TRxADE’s 100% membership interest in APS. Wood Sage would pay $1,200,000 at closing. On or about January 20, 2023, Wood Sage and APS entered into a master service agreement (“Wood Sage MSA”), amended on or about January 20, 2023, whereby APS would manage the operations of APS through closing.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

On August 22, 2023, Wood Sage purchased APS and Community Specialty Pharmacy, LLC (“CSP”) from Integral Health, Inc. (successor in interest to TRxADE). Wood Sage signed a promissory note payable to Integral Health, Inc. in the amount of $1,300,000, due 30 days from closing.

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

INDEPENDENT AUDITORS’ REPORT

To the members of Alliance Pharma Solutions LLC.

Opinion on the Financial Statements

We have audited the accompanying Balance Sheet of Community Specialty Pharmacy LLC (the “Company”) as of December 31, 2022 and 2021, the related Statement of Operations and Comprehensive Loss, Statement of Cash Flow and Statements of Owner’s Equity, and the related notes collectively referred to as the “Financial Statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with Generally Accepted Accounting Principles of United States of America. We were appointed as the independent auditors of Community Specialty Pharmacy LLC since 2021.

In our report dated May 24th, 2023, we expressed an opinion that the 2022 financial statements did not fairly present financial position, results of operations and comprehensive loss, and cash flows in conformity with accounting principles generally accepted in the United States of America because of the following departure due to which the Financial Statements were materially misstated; The company had not capitalized expenses relating to Research and development which has crossed the research stage and commenced development. As described in Note 2 Restatement of previously issued Financial Statements, the Company restated its 2022 financial statements. Accordingly, our present opinion on the 2022 financial statements, as presented herein, is different from that expressed in our previous report.

Responsibilities of the Management for the Financial Statement

These financial statements are the responsibility of the Company’s management. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Community Specialty Pharmacy LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the applicable rules and regulations of the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have nor we have engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:

(1)	relate to accounts or disclosures that are material to the financial statements and
(2)	involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Suri & Co.,Chartered Accountants

We have served as the Company’s auditors since 2021.

Date: 29th August 2023

Place: Chennai, India

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

BALANCE SHEETS

	December 31,
	2022	2021
	(As Restated)
ASSETS
Current assets:
Cash and cash equivalents	$1,419	$1,469
Prepaid expenses and other assets	3,196	1,663
Total current assets	4,615	3,132
Property, plant and equipment, net	—	22,251
Intangible assets under development	567,256	—
Total assets	$571,871	$25,383
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$75,818	$72,294
Total current liabilities	75,818	72,294
Total liabilities	75,818	72,294
Commitments and contingencies (Note 8)
Members’ equity
Due to Parent Company	1,339,053	769,261
Accumulated deficit	(843,000)	(816,172)
Total members’ equity (deficit)	496,053	(46,911)
Total liabilities and members’ equity	$571,871	$25,383

The accompanying notes are an integral part of these financial statements.

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
	2022	2021
	(As Restated)
Operating expenses:
Research and development expenses	$1,400	$343,048
General and administrative expenses	24,277	53,768
Depreciation	1,151	5,351
Loss from operations	(26,828)	(402,167)
Net loss	$(26,828)	$(402,167)

The accompanying notes are an integral part of these financial statements.

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

STATEMENTS OF MEMBERS’ EQUITY

	Due to Parent Company	Accumulated Deficit	Total Members’ Equity
Balance at December 31, 2020	$421,379	$(414,005)	$7,374
Capital contributions from parent company	347,882	—	347,882
Net loss	—	(402,167)	(402,167)
Balance at December 31, 2021	769,261	(816,172)	$(46,911)
Capital contributions from parent company	569,792	—	569,792
Net loss	—	(26,828)	(26,828)
Balance at December 31, 2022 (As restated)	$1,339,053	$(843,000)	$496,053

The accompanying notes are an integral part of these financial statements.

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

STATEMENTS OF CASH FLOWS

	December 31,
	2022	2021
	(As Restated)
Operating activities:
Net loss	$(26,828)	$(402,167)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,151	5,351
Gain/(loss) on asset disposal	(1,900)	422
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(1,534)	(1,663)
Accounts payable	3,525	72,294
Net cash used in operating activities	(25,586)	(325,763)
Investing activities:
Purchase of vehicle	—	(23,018)
Proceeds from sale of property, plant and equipment	23,000	—
Payments made for intangible assets under development	(567,256)	—
Net cash used in investing activities	(544,256)	(23,018)
Financing activities:
Capital contributions from parent company	569,792	347,882
Net cash provided by financing activities	569,792	347,882
Net decrease in cash and cash equivalents	(50)	(899)
Cash and cash equivalents
Beginning of period	1,469	2,368
End of period	$1,419	$1,469

The accompanying notes are an integral part of these financial statements.

ALLIANCE PHARMACEUTICAL SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

Alliance Pharmaceutical Solutions, LLC (d.b.a. DelivMeds) (“APS”, or the “Company”) has developed a same day Pharma delivery software — Delivmeds.com and invested in SyncHealth MSO, LLC a managed services organization in January 2019, which investment was divested in February 2020. The Company is a wholly owned subsidiary of Trxade Health, Inc, (“Trxade”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of Trxade, and has entered into an agreement to sell the Company (See Note 9 — Subsequent Events)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;
●	recoverability of long-lived assets and their related estimated lives;

Liquidity

Historically, operations have been funded primarily through the infusion of capital by Trxade Health, Inc, the Company parent company parent (See Note 5 — Due to Parent Company). The Company has the ability to maintain the current level of spending or reduce expenditure to maintain operations if funding is not available.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the years ended December 31, 2022, and 2021.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Property, Plant and Equipment, net

Property, plant and equipment, net (“PP&E”) is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. Depreciation and amortization are computed using the straight‐line method over the assets’ estimated useful lives. The estimated useful lives of PP&E are as follows:

Automobiles and trucks	5 years

Upon the sale or retirement of assets, costs and the related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in the results of operations.

The Company evaluates its long-lived assets or asset groups for indicators of possible impairment by determining whether there were any triggering events that could impact the Company’s assets. If events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable the Company performs a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by such asset or asset group. Should an impairment exist, the impairment loss is measured based on the excess carrying value of the asset over the asset’s fair value generally determined by estimates of future discounted cash flows.

The Company has not identified any such impairment losses for the years ended December 31, 2022 and 2021.

Intangible Assets

Research expenditure is recognized as an expense and Development expenditure that meets specified criteria is recognized as the cost of an intangible asset. The company has begun capitalizing the expenses related to the app Delivmeds as the management has determined that the Company’s app has crossed the research phase and has begun development.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that supersedes most existing industry-specific guidance. Accounting Standards Codification (“ASC”) 606 creates a framework by which an entity allocates the transaction price to separate performance obligations and recognizes revenue when each performance obligation is satisfied. Under the new standard, entities are required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up in the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up in the current period. In July and December 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The Company plans to adopt the accounting standard once it starts generating revenue.

In February 2016, the FASB issued ASU No. 2016-02, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. The Company plans to adopt this new guidance when it acquires any new leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard, but does not expect the adoption to have a material impact on its Financial Statements.

Note 2 Restatement of previously issued Financial Statements

The Company’s Balance Sheet as of December 31, 2022, and its Statement of Operations, Statement of Shareholders’ Equity, and Statement of Cash Flows for the year ended December 31, 2022, and certain related notes, have been restated to correct errors.

Restatement Background

During the course of the independent audit of the 2022 financial statements, the Company’s auditor identified errors that resulted in a qualified opinion being issued on the financial statements. The errors identified were determined to be material in the 2022 Financial Statements. As a result of these errors, the Company has restated its Financial Statements for the year ended December 31, 2022, in accordance with ASC 250, Accounting Changes and Error Corrections (the “restated financial statements”).

Description of Errors

The following are the errors in the previously issued 2022 Financial Statements:

1)

Research and development expenses: An error was identified related to expenses for a research and development (“R&D”) project that had successfully passed the development stage being incorrectly reported as R&D expenses in the in the Statement of Operations. The error overstated previously reported R&D expense and net loss by approximately $45 thousand.

2)

General and administration expenses: An error was identified related to expenses for a research and development (“R&D”) project that had successfully passed the development stage being incorrectly reported as general and administrative (“G&A”) expenses in the Statement of Operations. The error overstated previously reported G&A expenses and net loss by approximately $71 thousand.

3)

Intangible assets under development: An error was identified related to the capitalization of intangible assets under development during the year ended December 31, 2022. The Company inappropriately recorded expenses related to an R&D project that had successfully passed its development stage, whereby were expensed instead of capitalized as required by the General Accepted Accounting Principal. The errors understated previously reported intangible assets under development by approximately $116 thousand.

Description of Restatement Tables

The following tables present a reconciliation from the figures as previously reported to the as restated amounts for the Company’s Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Shareholders’ Equity as of and for the year ended December 31, 2022. The amounts as previously reported were derived from the Company’s previously issued Financial Statements for the year ended December 31, 2022, issued on May 24, 2023 (certain amounts may not add due to rounding):

Alliance Pharmaceutical Solutions, LLC

Statement of Operations

	December 31, 2022
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
Operating expenses:
Research and development expenses	$46,787	$(45,387)	(1)	$1,400
General and administrative expenses	95,301	(71,024)	(2)	24,277
Depreciation and amortization	1,151	—		1,151
Loss from operations	(143,239)	116,411		(26,828)
Net loss	$(143,239)	116,411		$(26,828)

Alliance Pharmaceutical Solutions, LLC

Balance Sheet

	December 31, 2022
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
ASSETS
Current assets:
Cash and cash equivalents	$1,419	$—		$1,419
Prepaid expenses and other assets	3,196	—		3,196
Total current assets	4,615	—		4,615
Property, plant and equipment, net	—	—		—
Intangible assets under development	450,845	116,411	(3)	567,256
Total assets	$455,460	$116,411		$571,871

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$75,818	$—		$75,818
Total current liabilities	75,818	—		75,818
Total liabilities	75,818	—		75,818

Commitment and contingencies

Members’ equity:
Due to Parent Company	1,339,053	—		1,339,053
Accumulated deficit	(959,411)	116,411	(1),(2)	(843,000)
Total members’ equity	379,642	116,411		496,053
Total liabilities and members’ equity	$455,460	$116,411		$571,871

Alliance Pharmaceutical Solutions, LLC

Statement of Cashflows

	December 31, 2022
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
Operating activities:
Net loss	$(143,239)	$116,411	(1),(2)	$(26,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,151	—		1,151
Gain on asset disposal	(1,900)	—		(1,900)
Changes in operating assets and liabilities
Prepaid expenses and other assets	(1,534)	—		(1,534)
Accounts payable	3,525	—		3,525
Net cash used in operating activities	(141,997)	116,411		(25,586)
Investing activities:
Proceeds from sale of property, plant and equipment	23,000	—		23,000
Payments made for intangible assets under development	(450,845)	(116,411)	(3)	(567,256)
Net cash used in investing activities	(427,845)	(116,411)		(544,256)
Financing activities:
Capital contributions from parent company	569,792	—		569,792
Net cash provided by financing activities	569,792	—		569,792
Net increase decrease in cash and cash equivalents	(50)	—		(50)
Cash and cash equivalents
Beginning of period	1,469	—		1,469
End of period	$1,419	$—		$1,419

Alliance Pharmaceutical Solutions, LLC

Statement of Owners’ Equity

	As previously reported			As restated
	Due to Parent Company	Accumulated deficit	Total Owners’ Equity	Due to Parent Company	Accumulated deficit	Total Owners’ Equity
Balance at December 31, 2021	$769,261	$(816,172)	$(46,911)	$769,261	$(816,172)	$(46,911)
Capital contributions from parent company	569,792		569,792	569,792		569,792
Net loss		(143,239)	(143,239)		(26,828)	(26,828)
Balance at December 31, 2022	$1,339,053	$(959,411)	$379,642	$1,339,053	$(843,000)	$496,053

Note 3 Prepaid expenses and other assets

Prepaid expenses and other assets consist of the following:

	December 31,
	2022	2021
Prepaid software	$2,750	$—
Prepaid industry fees	446	1,663
Prepaid expenses and other assets	$3,196	$1,663

Note 4 Property, Plant and Equipment, net

PP&E consists of the following:

	December 31,
	2022	2021
Automobiles and trucks	$—	$23,018
	—	23,018
Less: Accumulated depreciation	—	(767)
Property, plant and equipment, net	$—	$22,251

Depreciation expenses for the years ended December 31, 2022 and 2021 amounted to $1,151 and $5,351 respectively.

Note 5 Intangible assets under development

Intangible assets under development consist of the following:

	December 31,
	2022	2021
Internal development cost – Delivmeds	567,256	—
Total Intangible assets under development	$567,256	$—

Note 6 Related Party

The Company’s transactions with Trxade and its subsidiaries are considered related party transactions. The Company has historically operated part of Trxade and not as a standalone company and certain of the Company’s transactions entered into the ordinary course business were with Trxade and its subsidiaries. Accordingly, certain shared costs have been allocated to the Company by Trxade and reflected as expenses in these financial statements and some expenses have been paid on behalf of the Company by Trxade and its subsidiaries. With the exception of Trxade Inc, who is the ultimate parent company, all the companies presented in the table below are wholly owned subsidiaries of Trxade.

Related party transaction of consists of the following:

December 31,2022

	Trxade Group	Trxade Inc	Integra Pharma Solutions	Community Specialty Pharmacy	Bonum Health Inc
Expenses incurred by related party	23,138	428,936	—	1,749	—
Inter group transfer	764,043	(721,255)	(24,937)	(15,576)	(2,275)
Capital contributions	86,470	10,000	10,000	9,500	—
	873,651	(282,319)	(14,937)	(4,327)	(2,275)

December 31, 2021

	Trxade Group	Txade Inc	Bonum Health Inc
Expenses incurred by related party	15,385	206,203	2,275
Capital contributions	124,018	—	—
	139,403	206,203	2,275

Note 7 Due to Parent Company

Amounts due to parent company consists of consists of the following:

	December 31,
	2022	2021
Expenses reimbursement due	$1,339,053	$769,261
Due to Parent Company	$1,339,053	$769,261

Note 8 Commitment and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 9 Subsequent Events

The Company evaluated subsequent events through August 29, 2023, the date at which the Financial Statements were available to be issued.

In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers, a holding company Wood Sage, LLC (“Wood Sage) will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”). On or about January 20, 2023, Wood Sage, Alliance Pharma Solutions (“APS”), and TRxADE entered into a membership interest purchase agreement (“APS MIPA”), amended on or about January 20, 2023, whereby Wood Sage would buy TRxADE’s 100% membership interest in APS. Wood Sage would pay $1,200,000 at closing. On or about January 20, 2023, Wood Sage and APS entered into a master service agreement (“Wood Sage MSA”), amended on or about January 20, 2023, whereby APS would manage the operations of APS through closing.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

On August 22, 2023, Wood Sage purchased APS and Community Specialty Pharmacy, LLC (“CSP”) from Integral Health, Inc. (successor in interest to TRxADE). Wood Sage signed a promissory note payable to Integral Health, Inc. in the amount of $1,300,000, due 30 days from closing.

COMMUNITY SPECIALTY PHARMACY, LLC

CONDENSED BALANCE SHEETS

	June 30,
	2023	December 31,
	(Unaudited)	2022
ASSETS
Current assets:
Cash & cash equivalents	$92,046	$14,846
Accounts receivables	51,536	21,727
Inventories	55,100	51,136
Prepaid expenses and other assets	706	3,287
Total current assets	199,388	90,996
Total assets	$199,388	$90,996
LIABILITIES AND STOCK HOLDERS’ EQUITY
Current liabilities:
Accounts payable	$249,085	$78,853
Other current liabilities	220,091	225,978
Total current liabilities	469,176	304,831
Total liabilities	469,176	304,831
Contingencies and commitments (Note 5)
Members’ equity:
Due to parent company	2,132,286	1,799,973
Accumulated deficit	(2,402,073)	(2,013,808)
Total Members’ deficit	(269,788)	(213,835)
Total liabilities and Members’ equity	$199,388	$90,996

The accompanying notes are an integral part of these condensed financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Period ended June 30,
	2023	2022
Net sales	$490,426	$461,814
Cost of sales	430,893	488,354
Gross profit (loss)	59,533	(26,540)

Operating expenses:
General and administrative expenses	447,798	205,355
Loss from operations	(388,265)	(231,895)
Net loss	$(388,265)	$(231,895)

The accompanying notes are an integral part of these condensed financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

CONDENSED STATEMENTS OF MEMBERS’ DEFICIT

(Unaudited)

	Due to Parent	Accumulated	Total Members’
	Company	Deficit	Deficit
Balance at December 31, 2021	$1,579,974	$(1,539,911)	$40,063
Capital contributions from parent company	919,774	—	919,774
Net loss	—	(231,895)	(231,895)
Balance at June 30, 2022	$2,499,748	$(1,771,806)	$727,942
Balance at December 31, 2022	$1,799,973	$(2,013,808)	$(213,835)
Capital contributions from parent company	332,313	—	332,313
Net loss	—	(388,265)	(388,265)
Balance at June 30, 2023	$2,132,286	$(2,402,073)	$(269,788)

The accompanying notes are an integral part of these condensed financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	June 30,
	2023	2022
Operating activities
Net Loss	$(388,265)	$(231,895)
Changes in operating assets and liabilities
Accounts receivables	(29,809)	75,372
Inventories	(3,964)	(872,512)
Prepaid expenses and other assets	2,581	(1,786)
Trade payables	170,232	90,400
Other current liabilities	(5,887)	3,936
Net cash used by operating activities	(255,112)	(936,484)
Financing activities
Capital contributions from parent company	332,313	919,774
Net cash provided by financing activities	332,313	919,774
Net increase(decrease) in cash or cash equivalents	77,200	(16,710)
Cash and cash equivalents
Beginning of period	14,846	63,719
End of period	$92,046	$47,008

The accompanying notes are an integral part of these condensed financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1Organization and Summary of Significant Accounting Policies

Nature of Operations

Community Specialty Pharmacy, LLC (“CSP”, the “Company”) is an accredited independent retail pharmacy with a focus on specialty medications and a community-based model offering home delivery services to patients.

Basis of Presentation

The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, September 30, and December 31.

The accompanying unaudited condensed financial statements for the interim period ending 30.6.2023 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, these unaudited condensed financial statements do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted. The unaudited condensed prepared on the same basis as the audited financial statements.

These unaudited condensed financial statements should be read in conjunction with the entity’s audited financial statements and notes thereto. In the opinion of management, the unaudited condensed financial statements include all normal and recurring adjustments that are considered necessary to present fairly the financial position of the Company and its results of operations and cash flows for the interim periods presented. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2023 for any other interim period, or for any other future year.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;

Liquidity

Historically, operations have been funded primarily through the infusement of capital by Trxade Health, Inc, the parent company (See Note 4 — Due to Parent Company). The Company has the ability to maintain the current level of spending or reduce expenditures to maintain operations if funding is not available.

Reclassification

Certain prior period amounts have been reclassified to conform to the current year presentation.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the periods ended June 30, 2023, and 2022.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in first out basis. On a quarterly basis, we evaluate inventory for net realizable value using estimates based on historical experience, current or projected pricing trends, specific categories of inventory, age and expiration dates of on-hand inventory and manufacturer return policies. If actual conditions are less favorable than our assumptions, additional inventory write-downs may be required, and no reserve is maintained as obsolete or expired inventories are written off. We believe that the inventory valuation provides a reasonable approximation of the current value of inventory. There is no reserve for inventory obsolescence and inventory is not pledged during the periods presented.

Accounts Receivable

The Company’s receivables are from customers and are collectible within 90 days. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Revenue

The Company adopted Accounting Standards Codification (“ASC”) 606 on January 1, 2020, the new accounting guidance on revenue recognition. The Company is in the retail pharmacy business. and fills prescriptions for drugs written by a doctor and recognizes revenue at the time the patient confirms delivery of the prescription. Customer returns are not material. The following are the steps taken to recognize revenue.

Step One:Identify the contract with the customer — The prescription is written by a doctor for a customer and delivered to the Company. The prescription identifies the performance obligations in the contract. The Company fills the prescription and delivers to the Customer the prescription, fulfilling the contract. The collection is probable because there is confirmation that the customer has insurance for the reimbursement to the Company prior to filling of the prescription.

Step Two:Identify the performance obligations in the contract — Each prescription is distinct to the Customer.

Step Three:Determine the transaction price — The consideration is not variable. The transaction price is determined to be the price of the prescription at the time of delivery which considers the expected reimbursements from third party payors (e.g., pharmacy benefit managers, insurance companies and government agencies).

Step Four:Allocate the transaction price — The price of the prescription invoiced represents the expected amount of reimbursement from third party payors. There is no difference between contract price and “stand-alone selling price”.

Step Five:Recognize revenue when or as the entity satisfies a performance obligation — Revenue is recognized upon the delivery of the prescription.

Concentration of Credit Risks and Major Customers

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit

Insurance Corp limits. During the periods ended June 30, 2023 and 2022, no sales to customers represented greater than 10% of revenue.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short term nature of these instruments.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Recently Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, a comprehensive new revenue recognition standard that supersedes most existing industry-specific guidance. Accounting Standards Codification (“ASC”) 606 creates a framework by which an entity allocates the transaction price to separate performance obligations and recognizes revenue when each performance obligation is satisfied. Under the new standard, entities are required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation and determining when an entity satisfies its performance obligations. The standard allows for either “full retrospective” adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up in the earliest period presented, or “modified retrospective” adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up in the current period. In July and December 2016, the FASB issued various additional authoritative guidance for the new revenue recognition standard. The Company adopted ASC 606 on January 1, 2020, using the modified retrospective method, the impact of which was not material to the Company.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. The Company plans to adopt this new guidance when it acquires any new leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-13 effective January 1, 2023 the company determined that the update applied to trade receivables, but that there no material impact to the financial statements from the adoption of ASU 2016-13.

Note 2Prepaid expenses and other assets

Prepaid expenses and other assets consist of the following:

	June 30,	December 31,
	2023	2022
Prepaid licenses and fees	$706	$3,287
Prepaid expenses and other assets	$706	$3,287

Note 3Other current liabilities

Other current liabilities consist of the following:

	June 30,	December 31,
	2023	2022
Accrued salaries & wages	$220,091	$225,978
Other current liabilities	$220,091	$225,978

Note 4Due to Parent Company

Amounts due to parent company consists of consists of the following:

	June 30,	December 31,
	2023	2022
Expenses reimbursements due	$2,132,286	$1,799,973
Due to parent company	$2,132,286	$1,799,973

Note 5Commitment and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 6Subsequent Events

The Company evaluated subsequent events through August 29, 2023, the date at which the Financial Statements were available to be issued.

In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers, a holding company Wood Sage, LLC (“Wood Sage) will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of TRxADE. On or about January 20, 2023, Wood Sage, Community Specialty Pharmacy, LLC (“CSP”), and TRxADE Health, Inc. (“TRxADE”) entered into a membership interest purchase agreement (“CSP MIPA”), amended January 20, 2023, whereby Wood Sage would buy TRxADE’s 100% membership interest in CSP. Wood Sage would pay $100,000 at closing. On or about January 20, 2023, Wood Sage and CSP entered into a master service agreement (“Wood Sage MSA”), amended on or about January 20, 2023, whereby CSP would manage the operations of CSP through closing.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

On August 22, 2023, Wood Sage purchased CSP and Alliance Pharma Solutions, LLC (“APS”) from Integral Health, Inc. (successor in interest to TRxADE). Wood Sage signed a promissory note payable to Integral Health, Inc. in the amount of $1,300,000, due 30 days from closing.

COMMUNITY SPECIALTY PHARMACY, LLC

INDEPENDENT AUDITORS’ REPORT

To the members of Community Specialty Pharmacy LLC.

Opinion on the Financial Statements

We have audited the accompanying Balance Sheet of Community Specialty Pharmacy LLC (the “Company”) as of December 31, 2022 and 2021, the related Statement of Operations and Comprehensive Loss, Statement of Cash Flow and Statements of Owner’s Equity, and the related notes collectively referred to as the “Financial Statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with Generally Accepted Accounting Principles of United States of America. We were appointed as the independent auditors of Community Specialty Pharmacy LLC since 2021.

In our report dated May 24th, 2023, we expressed an opinion that the 2022 and 2021 financial statements did not fairly present financial position, results of operations comprehensive loss, and cash flows in conformity with accounting principles generally accepted in the United States of America because of two departures due to which the Financial Statements were materially misstated: the Employee benefit expenses of the company were found to be understated for the years 2022 and 2021 and the Trade Receivables of the company was found to be over-stated for the years 2022 and 2021. As described in Note 2 Restatement of previously issued Financial Statements, the Company restated its 2022 and 2021 financial statements. Accordingly, our present opinion on the 2022 and 2021 financial statements, as presented herein, is different from that expressed in our previous report.

Responsibilities of the Management for the Financial Statement

These financial statements are the responsibility of the Company’s management. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Community Specialty Pharmacy LLC’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the applicable rules and regulations of the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have nor we have engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that:

(1)relate to accounts or disclosures that are material to the financial statements and

(2)involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ Suri & Co.,Chartered Accountants

We have served as the Company’s auditors since 2021.

Date: 29th August 2023

Place: Chennai, India

COMMUNITY SPECIALTY PHARMACY, LLC

BALANCE SHEETS

	December 31,
	2022	2021
	(As Restated)	(As Restated)
ASSETS
Current assets:
Cash and cash equivalents	$14,846	$63,719
Accounts receivable	21,727	111,760
Inventories	51,136	42,494
Prepaid expenses and other assets	3,287	6,682
Total current assets	90,996	224,655
Total assets	$90,996	$224,655
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$78,853	$30,083
Other current liabilities	225,978	154,509
Total current liabilities	304,831	184,592
Total liabilities	304,831	184,592
Commitments and contingencies
Members’ equity
Due to Parent Company	1,799,973	1,579,974
Accumulated deficit	(2,013,808)	(1,539,911)
Total Members’ equity (deficit)	(213,835)	40,063
Total liabilities and members equity	$90,996	$224,655

The accompanying notes are an integral part of these financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year ended December 31,
	2022	2021
	(As Restated)	(As Restated)
Net sales	889,379	1,225,152
Cost of sales	866,014	1,068,367
Gross Profit	23,365	156,785
Operating expenses:
General and administrative expenses	497,262	546,035
Loss from operations	(473,897)	(389,250)
Net loss	(473,897)	(389,250)

The accompanying notes are an integral part of these financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

STATEMENTS OF MEMBERS’ DEFICIT

	Due to Parent Company	Accumulated Deficit	Total Members’ Deficit
Balance at December 31, 2020	$1,325,731	$(1,150,661)	$175,070
Capital contributions from parent company	254,243	—	254,243
Net loss	—	(389,250)	(389,250)
Balance at December 31, 2021 (As restated)	$1,579,974	$(1,539,911)	$40,063
Capital contributions from parent company	219,999	—	219,999
Net loss	—	(473,897)	(473,897)
Balance at December 31, 2022 (As restated)	$1,799,973	$(2,013,808)	$(213,835)

The accompanying notes are an integral part of these financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

STATEMENTS OF CASH FLOWS

	December 31,
	2022	2021
	(As Restated)	(As Restated)
Operating activities:
Net loss	$(473,897)	$(389,250)
Changes in operating assets and liabilities
Accounts receivable	90,033	80,446
Inventories	(8,641)	(7,817)
Prepaid expenses and other assets	3,395	(2,692)
Accounts payable	48,769	(100,313)
Other current liabilities	71,469	147,466
Net cash used by operating activities	(268,872)	(272,160)
Financing activities:
Capital contributions from parent company	219,999	254,243
Net cash provided by financing activities	219,999	254,243
Net decrease in cash and cash equivalents	(48,873)	(17,917)
Cash and cash equivalents
Beginning of period	63,719	81,636
End of period	$14,846	$63,719

The accompanying notes are an integral part of these financial statements.

COMMUNITY SPECIALTY PHARMACY, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1Organization and Summary of Significant Accounting Policies

Nature of Operations

Community Specialty Pharmacy, LLC (“CSP”, the “Company”) is an accredited independent retail pharmacy with a focus on specialty medications and a community-based model offering home delivery services to patients.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of the Company’s Financial Statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of certain assets and liabilities; the reported amounts of revenues and expenses for the periods covered and certain amounts disclosed in the notes to the Financial Statements. These estimates are based on information available through the date of the issuance of the financial statements and actual results could differ from those estimates. Areas requiring significant estimates and assumptions by the Company include, but are not limited to:

●	provisions for income taxes and related valuation allowances and tax uncertainties;
●	accruals for estimated liabilities such as property tax accruals and; litigation settlement accrual;

Liquidity

Historically, operations have been funded primarily through the infusement of capital by Trxade Health, Inc, the Company parent company parent (See Note 6 — Due to Parent Company). The Company has the ability to maintain the current level of spending or reduce expenditures to maintain operations if funding is not available.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Comprehensive Income

Comprehensive income includes net income as well as other changes in members’ equity that result from transactions and economic events other than those with members. There was no difference between net income and comprehensive income presented in the financial statements for the years ended December 31, 2022, and 2021.

Segment Reporting

The Company’s chief operating decision-maker is its Chief Executive Officer, who makes resource allocation decisions and assesses performance based on financial information presented on an aggregate basis. There are no segment managers who are held accountable by the chief operating decision-maker, or anyone else, for any planning, strategy and key decision-making regarding operations. Accordingly, the Company has a single reportable segment and operating segment structure.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, certificates of deposits and money market funds that are readily convertible into cash, all with original maturity dates of three months or less.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on a first in first out basis. On a quarterly basis, we evaluate inventory for net realizable value using estimates based on historical experience, current or projected pricing trends, specific categories of inventory, age and expiration dates of on-hand inventory and manufacturer return policies. If actual conditions are less favorable than our assumptions, additional inventory write-downs may be required, and no reserve is maintained as obsolete or expired inventories are written off. We believe that the inventory valuation provides a reasonable approximation of the current value of inventory. There is no reserve for inventory obsolescence and inventory is not pledged during the periods presented.

Accounts Receivable

The Company’s receivables are from customers and are collectible within 90 days. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Revenue

The Company adopted Accounting Standards Codification (“ASC”) 606 on January 1, 2020, the new accounting guidance on revenue recognition. The Company is in the retail pharmacy business. and fills prescriptions for drugs written by a doctor and recognizes revenue at the time the patient confirms delivery of the prescription. Customer returns are not material. The following are the steps taken to recognize revenue.

Step One:Identify the contract with the customer — The prescription is written by a doctor for a customer and delivered to the Company. The prescription identifies the performance obligations in the contract. The Company fills the prescription and delivers to the Customer the prescription, fulfilling the contract. The collection is probable because there is confirmation that the customer has insurance for the reimbursement to the Company prior to filling of the prescription.

Step Two:Identify the performance obligations in the contract — Each prescription is distinct to the Customer.

Step Three:Determine the transaction price — The consideration is not variable. The transaction price is determined to be the price of the prescription at the time of delivery which considers the expected reimbursements from third party payors (e.g., pharmacy benefit managers, insurance companies and government agencies).

Step Four:Allocate the transaction price — The price of the prescription invoiced represents the expected amount of reimbursement from third party payors. There is no difference between contract price and “stand-alone selling price”.

Step Five:Recognize revenue when or as the entity satisfies a performance obligation — Revenue is recognized upon the delivery of the prescription.

Concentration of Credit Risks and Major Customers

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and receivables. The Company places its cash and cash equivalents with financial institutions. Deposits are insured to Federal Deposit Insurance Corp limits. During the years ended December 31, 2022, no sales to customers represented greater than 10% of revenue.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is presented down into three levels based on the reliability of the inputs.

Level 1	Quoted prices are available in active markets for identical assets or liabilities.
Level 2

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short term nature of these instruments.

Income Taxes

The Company, with the consent of its members, has elected to be taxed as a partnership under both federal and state provisions. Under these provisions, the Company does not pay income taxes on its taxable income. Instead, each member reports on their income tax return their proportionate share of the Company’s taxable income and tax credits.

Recent Accounting Pronouncements

The Company has implemented all new relevant accounting pronouncements that are in effect through the date of these financial statements. The pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use asset for all leases with a term longer than one year. A lessee is permitted to make an accounting policy election by class of underlying asset to not recognize the lease liability and related right-of-use asset for leases with a term of one year or less. The provisions of this standard also apply to situations where the Company is the lessor. The Company plans to adopt this new guidance when it acquires any new leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (ASC 326), which provides guidance on measurement of credit losses on financial instruments. This ASU adds a current expected credit loss impairment model to GAAP that is based on expected losses rather than incurred losses whereby a broader range of reasonable and supportable information is required to be utilized in order to derive credit loss estimates. The effective date of the new guidance as amended by ASU No. 2019-10 is fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard, but does not expect the adoption to have a material impact on its Financial Statements.

Note 2Restatement of previously issued Financial Statements

The Company’s Balance Sheet as of December 31, 2022, and 2021, its Statement of Operations, Statement of Shareholders’ Equity, and Statement of Cash Flows for the year ended December 31, 2022 and 2021, and certain related notes, have been restated to correct errors.

Restatement Background

During the course of independent audit of the 2022 and 2021 financial statements, the Company’s auditor identified errors that resulted in a qualified opinion being issued on the financial statements. The errors identified were determined to be material in the

2022 and 2021 Financial Statements. As a result of these errors, the Company has restated its Financial Statements for the year ended December 31, 2022 and 2021 in accordance with ASC 250, Accounting Changes and Error Corrections (the “restated financial statements”).

Description of Errors

The following are the errors in the previously issued 2022 and 2021 Financial Statements:

4)

Trade Receivables: An error was identified related to the recording of trade receivables as of December 31, 2021. Trade receivables were overstated due to the collectivity of a number of accounts. The error overstated previously reported trade receivables in the December 31, 2021 financials by approximately $114 thousand and understated net loss by approximately the same amount. A similar error was also found in the December 31, 2022 financials relating to trade receivables. The error overstated previously reported trade receivables in the December 31, 2022 financials by approximately $ 58 thousands and understated net loss by approximately same amount.

5)

General and administration expenses: An error was identified in general and administrative expenses (“G&A”) related to the overstatement of trade receivables described in error 1). The bad debt expenses relating to the trade receivables was not recorded in G&A expense in the statement of operations for the year ended December 31, 2021 and 2022. The error understated previously reported G&A expenses and net loss by approximately $114 thousand, and $58 thousand for the year ended December 31, 2021 and 2022 respectively.

6)

General and administration expenses: Another error was identified in G&A expenses related to understating employee benefit expenses reported in G&A expenses in the statement of operations for the year ended December 31, 2021 and 2022. The error understated previously reported G&A expenses and net loss by approximately $147 thousand, and $61 thousand for the year ended December 31, 2021 and 2022 respectively. The accumulative error to G&A expenses including the first G&A error detailed in 2) was an understatement of $261 thousand and $118 thousand for the years ended December 31, 2021 and 2022 respectively.

7)

Other current liabilities: An error was identified in other current liabilities relating to the error described in 3). The error understated previously reported other current liabilities by approximately $147 thousand and $208 thousand as of the ended December 31, 2021 and 2022 respectively.

8)

Revenue: An error was identified related to revenue for the year ended December 31, 2022. The error relating to the overstatement of trade receivables in the December 31, 2021 financial statements was incorrectly adjusted in the revenue reported in the 2022 financials statements. The error understated previously reported revenue by approximately $114 thousand and overstated net loss by the same amount for the year ended December 31, 2022.

9)

Other income: An error was identified related to other income for the year ended December 31, 2021 and 2022. The error related to the reporting of operating revenue as non-operating other income. The error overstated previously reported other income and understated revenue by approximately $24 thousand and $25 thousand for the year ended December 31, 2021 and 2022 respectively.

Description of Restatement Tables

The following tables present a reconciliation from the figures as previously reported to the as restated amounts for the Company’s Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Shareholders’ Equity as of and for the years ended December 31, 2022 and 2021. The amounts as previously reported were derived from the Company’s previously issued Financial Statements for the year ended December 31, 2022, issued on May 24, 2023 (certain amounts may not add due to rounding):

Community Specialty Pharmacy, LLC

Statement of Operations

	December 31, 2022
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
Net sales	$750,503	$138,876	(5),(6)	$889,379
Cost of sales	866,014	—		866,014
Gross Profit	(115,511)	138,876		23,365
Operating expenses:
General and administrative expenses	379,100	118,162	(2),(3)	497,262
Loss from operations	(494,611)	20,714		(473,897)
Other income	24,833	(24,833)	(6)	—
Net loss	$(469,778)	$(4,119)		$(473,897)

Community Specialty Pharmacy, LLC

Statement of Operations

	December 31, 2021
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
Net sales	$1,201,149	$24,003	(5),(6)	$1,225,152
Cost of sales	1,068,367	—		1,068,367
Gross Profit	132,782	24,003		156,785
Operating expenses:
General and administrative expenses	285,348	260,687	(2),(3)	546,035
Loss from operations	(152,566)	(236,684)		(389,250)
Other income	24,003	(24,003)	(6)	—
Net loss	$(128,563)	(260,687)		$(389,250)

Community Specialty Pharmacy, LLC

Balance Sheet

	December 31, 2022
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
ASSETS
Current assets:
Cash and cash equivalents	$14,846	$—		$14,846
Accounts receivable	79,338	(57,611)	(1)	21,727
Inventories	51,136	—		51,136
Prepaid expenses and other assets	3,287	—		3,287
Total current assets	148,607	(57,611)		90,996
Total assets	$148,607	$(57,611)		$90,996
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$78,853	$—		$78,853
Other current liabilities	18,783	207,195	(3),(4)	225,978
Total current liabilities	97,636	207,195		304,831
Total liabilities	97,636	207,195		304,831
Commitment and contingencies
Members’ equity:
Due to Parent Company	1,799,973	—		1,799,973
Accumulated deficit	(1,749,002)	(264,806)	(1),(2),(3),(5)	(2,013,808)
Total members equity	50,971	(264,806)		(213,835)
Total liabilities and owners’ equity	$148,607	$(57,611)		$90,996

Community Specialty Pharmacy, LLC

Balance Sheet

	December 31, 2021
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
ASSETS
Current assets:
Cash and cash equivalents	$63,719	$—		$63,719
Accounts receivable	225,803	(114,043)	(1)	111,760
Inventories	42,494	—		42,494
Prepaid expenses and other assets	6,682	—		6,682
Total current assets	338,698	(114,043)		224,655
Total assets	$338,698	$(114,043)		$224,655
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable	$30,083	$—		$30,083
Other current liabilities	7,865	146,644	(3),(4)	$154,509
Total current liabilities	37,948	146,644		184,592
Total liabilities	37,948	146,644		184,592
Commitment and contingencies
Owners’ equity:
Due to Parent Company	1,579,974	—		1,579,974
Accumulated deficit	(1,279,224)	(260,687)	(1),(2),(3),(5)	(1,539,911)
Total members’ equity	300,750	(260,687)		40,063
Total liabilities and members’ equity	$338,698	$(114,043)		$224,655

Community Specialty Pharmacy, LLC

Statement of Cashflows

	December 31, 2022
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
Operating activities:
Net loss	$(469,778)	(4,119)	(1),(2),(3),(5)	$(473,897)
Changes in operating assets and liabilities
Accounts receivable	146,465	(56,432)	(1)	90,033
Inventories	(8,641)	—		(8,641)
Prepaid expenses and other assets	3,395	—		3,395
Accounts payable	48,769	—		48,769
Other current liabilities	10,918	60,551	(3),(4)	71,469
Net cash used in operating activities	(268,872)	—		(268,872)
Financing activities:
Capital contributions from parent company	219,999	—		219,999
Net cash provided by financing activities	219,999	—		219,999
Net decrease in cash and cash equivalents	(48,873)	—		(48,873)
Cash and cash equivalents	—
Beginning of period	63,719	—		63,719
End of period	$14,846	$—		$14,846

Community Specialty Pharmacy, LLC

Statement of Cashflows

	December 31, 2021
	As Previously Reported	Restatement Impact	Restatement Reference	As Restated
Operating activities:
Net loss	$(128,563)	$(260,687)	(1) (2),(3),(5)	$(389,250)
Changes in operating assets and liabilities
Accounts receivable	(33,597)	114,043	(1)	80,446
Inventories	(7,817)	—		(7,817)
Prepaid expenses and other assets	(2,692)	—		(2,692)
Accounts payable	(100,313)	—		(100,313)
Other current liabilities	822	146,644	(3),(4)	147,466
Net cash used in operating activities	(272,160)	—		(272,160)
Financing activities:
Capital contributions from parent company	254,243	—		254,243
Net cash provided by financing activities	254,243	—		254,243
Net decrease in cash and cash equivalents	(17,917)	—		(17,917)
Cash and cash equivalents	—
Beginning of period	81,636	—		81,636
End of period	$63,719	$—		$63,719

Community Specialty Pharmacy, LLC

Statement of Owners’ Equity

	As previously restated			As restated
	Due to Parent Members’ Company	Accumulated Deficit	Total Equity	Due to Parent Member’s Company	Accumulated Deficit	Total Deficit
Balance at December 31, 2020	$1,325,731	$(1,150,661)	$175,070	$1,325,731	$(1,150,661)	$175,070
Capital contributions from parent company	254,243		254,243	254,243		254,243
Net loss		(128,563)	(128,563)		(389,250)	(389,250)
Balance at December 31, 2021	1,579,974	(1,279,224)	300,750	1,579,974	(1,539,911)	40,063
Capital contributions from parent company	219,999		219,999	219,999		219,999
Net loss		(469,778)	(469,778)		(473,897)	(473,897)
Balance at December 31, 2022	$1,799,973	$(1,749,002)	$50,971	$1,799,973	$(2,013,808)	$(213,835)

Note 3Prepaid expenses and other assets

Prepaid expenses and other assets consist of the following:

	December 31,
	2022	2021
Prepaid licenses and fees	3,287	6,682
Prepaid expense and other assets	$3,287	$6,682

Note 4Other current liabilities

Other current liabilities consist of the following:

	December 31,
	2022	2021
Accrued salary and wages	18,783	7,865
Other current liabilities	$18,783	$7,865

Note 5Related Party

The Company’s transactions with Trxade and its subsidiaries are considered related party transactions. The Company has historically operated part of Trxade and not as a standalone company and certain of the Company’s transactions entered into the ordinary course business were with Txade and its subsidiaries. Accordingly, certain shared costs have been allocated to the Company by Txade and reflected as expenses in these financial statements and some expenses have been paid on behalf of the Company by Trxade and its subsidiaries. With the exception of Trxade Inc, who is the ultimate parent company, all the companies presented in the table below are wholly owned subsidiaries of Trxade

Related party transaction of consists of the following:

December 31,2022

	Trxade Group	Trxade Inc	Integra Pharma Solutions	Alliance Pharma Solutions	Bonum Health Inc
Expenses Incurred by Related Party	$30,280	$294,029	$—	$—	$—
Sales	(10,893)	—	—	—	—
Inter Group transfers	807,445	(916,090)	10,401	4,327	500
	$826,832	$(622,061)	$10,401	$4,327	$500

December 31, 2021

	Trxade Group	Trxade Inc	Integra Pharma Solutions
Expenses Incurred by Related Party	$(46,694)	$(203,252)	$(4,548)
Inter Group Transfers	(892.56)	0	1142.56
	$(47,586)	$(203,252)	$(3,405)

Note 6Due to Parent Company

Amounts due to parent company consists of consists of the following:

	December 31,
	2022	2021
Expense reimbursement dues	1,799,973	1,579,974
Due to Parent Company	$1,799,973	$1,579,974

Note 7Commitment and Contingencies

From time to time, the Company is involved in legal proceedings arising from the normal course of business activities. The Company, in conjunction with its legal counsel, assesses the need to record a liability for litigation or loss contingencies. A liability is recorded when and if it is determined that such a liability for litigation or loss contingencies is both probable and estimable.

Although the results of legal proceedings and claims cannot be predicted with certainty, the Company is not currently a party to any legal proceedings, which would, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows, or financial position.

Note 8Subsequent Events

The Company evaluated subsequent events through August 29, 2023, the date at which the Financial Statements were available to be issued.

In January 2023, as part of a business combination between Artemis Strategic Investment Corporation (“Artemis”), a Special Purpose Acquisition Company (“SPAC”), and Danam Health, Inc (“Danam”), with Messrs. Suren Ajjarapu and Prashant Patel as officers, a holding company Wood Sage, LLC (“Wood Sage) will be acquired by Danam to effectuate a business combination acquiring 100% of our outstanding membership interests from Trxade Health, Inc’s (“Trxade”), with Messrs. Suren Ajjarapu and Prashant Patel as officers of TRxADE. On or about January 20, 2023, Wood Sage, Community Specialty Pharmacy, LLC (“CSP”), and TRxADE Health, Inc. (“TRxADE”) entered into a membership interest purchase agreement (“CSP MIPA”), amended January 20, 2023, whereby Wood Sage would buy TRxADE’s 100% membership interest in CSP. Wood Sage would pay $100,000 at closing. On or about January 20, 2023, Wood Sage and CSP entered into a master service agreement (“Wood Sage MSA”), amended on or about January 20, 2023, whereby CSP would manage the operations of CSP through closing.

On August 6, 2023, Danam entered into a Business Combination Agreement (“BCA”), by and among Artemis, ASIC Merger Sub Inc, a wholly owned subsidiary of Artemis (“Merger Sub”), Artemis Sponsor, LLC, a representative for the stockholders of Artemis, Suren Ajjarapu, and Danam Health, Inc. Upon the consummation of the Business Combination Danam will survive and become a wholly owned subsidiary of Artemis, which will be renamed Danam Health Holdings Corporation (“New Danam”). The consummation of the Business Combination is conditioned upon a favorable vote of both Artemis and Danam’s stockholders. As part of the BCA the Company entered into membership interest purchase agreements with Wellgistics, LLC (“Wellgistics”), and Wood Sage, LLC (“Wood Sage”) and its respective selling equity holders to acquire all of the issued and outstanding membership interests of both companies in a transaction that will close immediately prior the business combination of Artemis and Danam.

On August 22, 2023, Wood Sage purchased CSP and Alliance Pharma Solutions, LLC (“APS”) from Integral Health, Inc. (successor in interest to TRxADE). Wood Sage signed a promissory note payable to Integral Health, Inc. in the amount of $1,300,000, due 30 days from closing.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

CONDENSED BALANCE SHEETS

	June 30, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets
Cash	$51,409	$160,940
Prepaid expenses	35,000	106,495
Investments held in Trust Account	189,038,189	—
Total Current Assets	189,124,598	267,435

Investments held in Trust Account	22,060,895	208,244,129
Total Assets	$211,185,493	$208,511,564

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$7,086,211	$6,210,035
Amounts due to redeemed Class A common stockholders	189,038,189	—
Total Current Liabilities	196,124,400	6,210,035

Derivative warrant liabilities	583,819	2,712,450
Total Liabilities	196,708,219	8,922,485

Commitments and Contingencies

Class A common stock; 2,112,027 and 20,125,000 shares subject to possible redemption at $10.09 and $10.31 per share at June 30, 2023 and December 31, 2022, respectively	21,313,499	207,501,604

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at June 30, 2023 and December 31, 2022	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 3,412,816 shares issued and outstanding at June 30, 2023 and none issued or outstanding at December 31, 2022	341	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 1,618,434 shares issued and outstanding at June 30, 2023 and 5,031,250 shares issued and outstanding at December 31, 2022	162	503
Additional paid-in capital	—	—
Accumulated deficit	(6,836,728)	(7,913,028)
Total Stockholders’ Deficit	(6,836,225)	(7,912,525)
Total Liabilities and Stockholders’ Deficit	$211,185,493	$208,511,564

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Formation and general and administrative expenses	$227,545	$781,914	$812,684	$5,054,348
Loss from operations	(227,545)	(781,914)	(812,684)	(5,054,348)

Other income
Interest earned on investments held in trust account	1,807,023	231,675	3,835,611	266,579
Change in fair value of warrant liabilities	619,931	5,067,788	2,128,631	8,051,082
Total other income	2,426,954	5,299,463	5,964,242	8,317,661

Income before provision for income taxes	2,199,409	4,517,549	5,151,558	3,263,313
Provision for income taxes	(805,478)	—	(1,225,175)	—
Net income	$1,393,931	$4,517,549	$3,926,383	$3,263,313

Weighted average shares of Class A common stock outstanding, basic & diluted	19,588,855	20,125,000	19,745,490	20,125,000
Basic and diluted net income per share, Class A common stock	$0.06	$0.18	$0.16	$0.13
Weighted average shares of Class B common stock outstanding, basic & diluted	4,902,371	5,031,250	4,938,965	5,031,250
Basic and diluted net income per share, Class B common stock	$0.06	$0.18	$0.16	$0.13

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND 2022

					Additional
	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2022	—	—	5,031,250	$503	$—	$(7,913,028)	$(7,912,525)
Accretion of Class A common stock subject to possible redemption amount	—	—	—	—	—	(1,558,841)	(1,558,841)
Net income	—	—	—	—	—	2,532,453	2,532,453
Balance – March 31, 2023 (unaudited)	—	—	5,031,250	503	—	(6,939,416)	(6,938,913)
Accretion of Class A common stock subject to possible redemption amount	—	—	—	—	—	(1,291,243)	(1,291,243)
Conversion of Class B common stock to Class A common stock	3,412,816	341	(3,412,816)	(341)	—	—	—
Net income	—	—	—	—	—	1,393,931	1,393,931
Balance – June 30, 2023 (unaudited)	3,412,816	$341	1,618,434	$162	$—	$(6,836,728)	$(6,836,225)

			Additional
	Class B Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2021	5,031,250	$503	$—	$(15,533,626)	$(15,533,123)
Net loss	—	—	—	(1,254,236)	(1,254,236)
Balance – March 31, 2022 (unaudited)	5,031,250	503	—	(16,787,862)	(16,787,359)
Accretion of Class A common stock subject to possible redemption amount	—	—	—	(350,000)	(350,000)
Net income	—	—	—	4,517,549	4,517,549
Balance – June 30, 2022 (unaudited)	5,031,250	$503	$—	$(12,620,313)	$(12,619,810)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30, 2023	June 30, 2022
Cash flows from operating activities:
Net income	$3,926,383	$3,263,313
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Interest earned on investments held in trust account	(3,835,611)	(266,579)
Change in fair value of warrant liabilities	(2,128,631)	(8,051,082)
Adjustments to operating assets and liabilities:
Decrease in prepaid expenses	71,495	155,725
Increase in accounts payable and accrued expenses	876,176	4,442,366
Net cash used in operating activities	(1,090,188)	(456,257)

Cash flows from investing activities:
Proceeds from Trust Account to pay for taxes	980,657	—
Net cash provided by investing activities	980,657	—

Net change in cash	(109,531)	(456,257)
Cash at beginning of period	160,940	953,329
Cash at end of period	$51,409	$497,072
Non-cash investing and financing activities:
Amounts due to redeemed Class A common stockholders	$189,038,189	$—
Cash paid for income taxes	$750,000	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

NOTES TO CONDENSED UNAUDITED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Artemis Strategic Investment Corporation (the “Company”) is a blank check company incorporated as a Delaware corporation on January 4, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2023, the Company had not yet commenced any operations. All activity since inception relates to the Company’s formation and the initial public offering (the “Initial Public Offering” or “IPO”), and subsequent to the IPO, identifying a target business to complete a Business Combination with, as well as activities in connection with the Proposed Business Combination which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds of the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Prior to the consummation of the IPO, on January 5, 2021, Artemis Sponsor, LLC (the “Sponsor”) purchased 4,312,500 shares of Class B common stock, par value $0.0001 per share (“Founder Shares” or “Class B Common Stock”), for an aggregate purchase price of $25,000, or $0.006 per share. On March 16, 2021, Artemis effected a stock split of the Class B Common Stock, resulting in an aggregate of 5,031,250 shares of Class B Common Stock outstanding and held by the Sponsor. The number of Founder Shares issued was determined based on the expectation that the total size of the IPO would be a maximum of 20,125,000 units if the underwriters’ option to purchase additional units was exercised in full, and therefore, that such Founder Shares would represent 20% of the issued and outstanding shares of common stock after the IPO.

On October 4, 2021, the Company consummated the Initial Public Offering of 20,125,000 units (the “Units”), including the issuance 2,625,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $201,250,000, which is described in Note 3. Each Unit issued in the IPO consists of one share of Class A common stock, par value $0.0001 per share (the “Public Shares” or “Class A Common Stock”) and one-half of one redeemable warrant (the “Public Warrants”). As a result of the exercise by the underwriters of their over-allotment option in full, 656,250 shares of Class B Common Stock were no longer subject to forfeiture.

Certain institutional anchor investors (the “Institutional Anchor Investors”) that are not affiliated with the Company, the Sponsor or the Company’s officers, directors, and certain members of the Company’s management purchased an aggregate of 13,020,000 Units. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $130,200,000. In addition to and as part of the Initial Public Offering, certain entities affiliated with the Sponsor, purchased an aggregate of 2,732,500 Units at an offering price of $10.00 per Unit, generating gross proceeds of $27,325,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,000,000 warrants (the “Sponsor Warrants”) at a price of $1.00 per Sponsor Warrant in a private placement to the Sponsor, generating gross proceeds of $8,000,000, which is described in Note 4. The Company also consummated the sale of 2,000,000 warrants (the “Anchor Investor Warrants”, together with the Sponsor Warrants, the “Private Placement Warrants”) at a price of $1.00 per Anchor Investor Warrant in a private placement to certain Institutional Anchor Investors, generating gross proceeds of $2,000,000.

Simultaneously with the closing the Initial Public Offering, the Sponsor forfeited 1,618,434 Founder Shares and the Company sold 1,618,434 Founder Shares to certain Institutional Anchor Investors at the original purchase price of $0.006 per share. The Founder Shares will automatically convert into shares of Class A Common Stock at the time of the Company’s initial Business Combination on a one-for-one basis, subject to adjustment as provided in the Company’s final prospectus, as filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2021 (“Final Prospectus”).

Transaction costs amounted to $25,559,771 consisting of $3,825,000 of underwriting fees, $7,043,750 of deferred underwriting commissions, $13,796,426 of offering costs related to the fair value of the Founder Shares issued to certain Institutional Anchor Investors and $894,595 of other offering costs. Effective as of July 14, 2022, Barclays Capital Inc. (“Barclays”) resigned and withdrew from its role as financial advisor and capital markets advisor to the Company and waived its entitlement to all fees in connection with the Business Combination, including its portion of the deferred underwriting commissions in the amount of approximately $4,578,438. Effective as of July 20, 2022, BMO Capital Markets Corp. (“BMO”) waived its entitlement to its portion of the deferred underwriting commissions in the amount of approximately $2,465,312. Offering costs related to the Founder Shares amounted to $13,796,426, of which $13,158,021 were charged to stockholders’ equity/(deficit) upon the completion of the Initial Public Offering and $638,405 were expensed to the statements of operations and included in transaction costs allocated to warrant liabilities. As a result of the Barclays’ resignation letter and BMO’s waiver notice, the Company recorded (i) a positive adjustment to stockholders’ deficit of $6,717,612 and (ii) a gain on derecognition of deferred underwriting fees payable of $326,138 within the accompanying statements of operation during the year ended December 31, 2022.

Following the closing of the Initial Public Offering, an amount of $205,275,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to effect a Business Combination successfully.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve a Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company will be required to seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company conducts redemptions of the Public Shares in connection with a Business Combination pursuant to the proxy solicitation rules in conjunction with a stockholder meeting instead of pursuant to the tender offer rules, the Company’s third amended and restated certificate of incorporation (the “Certificate of Incorporation”) provides that, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The Public Stockholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions, which prior to the resignation of Barclays and waiver of fees by BMO, was to be paid to the underwriters upon the completion of the Business Combination, but has been waived following their resignation and waiver, respectively. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. These Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If the Company is unable to conduct redemptions pursuant to the proxy solicitation rules as described above, the Company will, pursuant to its Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor, officers, directors, Institutional Anchor Investors, and advisors have agreed (a) to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment, (c) not to redeem any shares (including the Founder Shares) into cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company is unable to conduct redemptions pursuant to the proxy solicitation rules) or a vote to amend the provisions of the Certificate of Incorporation relating to stockholders’ rights of pre-Business Combination activity and (d) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor and our officers, directors and advisors will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering (or 21 months from the closing of the Initial Public Offering, if the Company has executed a definitive agreement for a Business Combination within 18 months from the closing of the Initial Public Offering) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the price per Unit $10.20. On March 30, 2022, the Company executed a definitive agreement for a Business Combination, described in the section titled “Proposed Business Combination with Novibet”, which has extended the mandatory liquidation date to 21 months or July 4, 2023.

On June 29, 2023, the Company held a special meeting of its stockholders in lieu of an annual meeting of stockholders (the “2023 Special Meeting”). At the 2023 Special Meeting, the Company’s stockholders approved a proposal to amend the Company’s third amended and restated certificate of incorporation (the “Certificate of Incorporation”) to provide the Company with the right to extend the date by which the Company must consummate its initial business combination (the “Extension”), from July 4, 2023 to October 4, 2023 (the “Extended Date”) and to allow the Company, without another stockholder vote, by resolution of the Company’s board of directors, to elect to further extend the Extended Date in one-month increments up to six additional times, or a total of up to nine months total, up to April 4, 2024 (the “Extension Amendment Proposal”). In connection with the Extension, the Sponsor agreed to deposit into the Trust Account as a loan, (i) on July 5, 2023, an amount equal to the lesser of (x) $180,000 or (y) $0.105 per public share multiplied by the number of public shares outstanding, and (ii) one business day following the public announcement by the Company disclosing that the Company’s board of directors has determined to further extend the date by which the Company must consummate a business combination for an additional month, for each additional month up to April 4, 2024, an amount equal to the lesser of (x) $60,000 or (y) $0.035 per public share multiplied by the number of public shares outstanding. The Company’s stockholders also approved a proposal (the “Redemption Limitation Amendment Proposal”) to amend the Certificate of Incorporation to eliminate (i) the limitation that the Company may not redeem public shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 and (ii) the limitation that the Company shall not consummate a business combination unless the Company has net tangible assets of at least $5,000,001 immediately prior to, or upon consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such business combination. The Company’s stockholders also approved a proposal (the “Founder Share Amendment Proposal” and together with the Extension Amendment Proposal and

Redemption Limitation Amendment Proposal, the “Charter Amendment Proposals”) to provide for the right of a holder of the Company’s Class B common stock, par value $0.0001 per share, to convert such shares into Class A common stock, par value $0.0001 per share, on a one-for-one basis at any time and from time to time prior to the closing of a business combination at the election of the holder.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure its stockholders that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, (other than the Company’s independent registered public accounting firm) prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The Institutional Anchor Investors will not be entitled to (i) redemption rights with respect to any Founder Shares held by them in connection with the completion of the initial Business Combination, (ii) redemption rights with respect to any Founder Shares held by them in connection with a stockholder vote to amend the Certificate of Incorporation in a manner that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or (iii) rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Combination Period), see Note 5.

Proposed Business Combination with Novibet

On March 28, 2022, the board of directors of Artemis unanimously approved the Agreement and Plan of Reorganization, dated as of March 30, 2022, and amended on September 2, 2022 and December 14, 2022 (as the same may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Komisium Limited, a private company limited by shares incorporated under the laws of Cyprus and the holder of all of the issued ordinary shares of Novibet and all of the issued and outstanding PubCo Ordinary Shares (“Komisium”), Logflex MT Holding Limited, a limited liability company organized under the laws of Malta with company registration number C 77769 and having its registered office at 170, Pater House, Level 1 (Suite A191), Psaila Street, Birkirkara, BKR 9077, Malta and a direct, wholly-owned subsidiary of Komisium (“Novibet”), Novibet PLC, a Jersey public limited company, and a direct, wholly-owned subsidiary of Komisium (“PubCo”), Novibet Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”), and Artemis, which provides for, among other things, (i) the sale and transfer by Komisium of all issued ordinary shares and other equity interests of Novibet to PubCo in exchange for the consideration hereafter described (the “Share Exchange”), and (ii) the merger of Merger Sub with and into Artemis, with Artemis surviving and continuing as a direct, wholly-owned subsidiary of PubCo (the “Merger” and, together with the Share Exchange and the other transactions contemplated by the Business Combination Agreement to be effective upon consummation of the Merger, the “Proposed Business Combination”).

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, immediately prior to the Effective Time, Komisium will sell and transfer all issued ordinary shares and other equity interests of Novibet to PubCo in consideration for receiving at closing of the Proposed Business Combination (a) an amount of cash, which will not exceed $50 million, equal to the excess of the Gross Closing Proceeds (as defined in the Business Combination Agreement) over $100 million (the “Closing Cash Consideration”), (b) a number of ordinary shares of PubCo (the “PubCo Ordinary Shares” and such number of shares, the “Closing Share Consideration”) equal to (i) (x) $500 million minus the initial share premium of $598,000

(“Initial Share Premium”) minus the Closing Cash Consideration actually paid to Komisium, the difference divided by (y) $10.20, minus (ii) the Additional Closing Share Consideration (if any), and (c) in the event that redemptions by Public Stockholders equal or exceed 85% of the outstanding shares of Class A Common Stock, an additional 12,254,902 PubCo Ordinary Shares (the “Additional Closing Share Consideration”). If redemptions by the Public Stockholders are less than 85%, the Additional Closing Share Consideration will be deferred and 12,254,902 PubCo Ordinary Shares (the “Deferred Share Consideration”) will be issued upon the satisfaction of certain earnout conditions. In addition to the Closing Cash Consideration, Closing Share Consideration, Additional Closing Share Consideration (if any), and Deferred Share Consideration (if any), Komisium (i) will retain the 65,000 PubCo Ordinary Shares to which the Initial Share Premium relates, and (ii) may receive up to an additional 10,000,000 PubCo Ordinary Shares in earnout consideration (the “Earnout Consideration”) upon the satisfaction of certain earnout conditions set forth in more detail in the Business Combination Agreement.

Additionally, pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, immediately prior to the effective time of the Merger (the “Effective Time”), (a) each issued and outstanding share of Class B Common Stock shall no longer be outstanding and will be automatically converted into one share of Class A Common Stock subject to the terms of the Company’s Certificate of Incorporation and the Sponsor Support Agreement, (b) each issued and outstanding share of Class A Common Stock (including the shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock, but not including any shares redeemed by the Public Stockholders and certain other excluded Company shares) shall no longer be outstanding and will be automatically converted into the right of the holder thereof to receive one PubCo Ordinary Share and (c) each outstanding whole warrant of the Company will be assumed by PubCo and will become exercisable for one PubCo Ordinary Share, on the same terms as the warrants of the Company in accordance with the terms of the Warrant Agreement dated as of September 29, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

On September 2, 2022, Komisium, Novibet, PubCo, Merger Sub and the Company entered into Amendment No. 1 to the Business Combination Agreement, which among other things provided for (i) a closing share valuation of $500,000,000, with 12,254,902 PubCo Ordinary Shares issuable to Komisium at closing of the Proposed Business Combination if redemptions equal or exceed 85%, or if redemptions are less than 85%, then such PubCo Ordinary Shares would be deferred and issuable in subsequent years if certain earnout targets are met, (ii) a dual tranche earnout based on the achievement of certain net gaming revenue targets, (iii) clauses permitting Komisium to transfer up to 30% of the issued PubCo Ordinary Shares after the Closing, (iv) the payment of an amount of dividend declared prior to March 30, 2022 to Komisium up to the amount of €3,579,625, (v) the payment of the net profits generated by Novibet between signing and closing to Komisium, and (vi) a minimum cash closing condition of $12.5 million after transaction expenses and redemptions.

On December 14, 2022, Komisium, Novibet, PubCo, Merger Sub and the Company entered into Amendment No. 2 to the Business Combination Agreement, which among other things provided for (i) the change of Pubco’s jurisdiction of incorporation from England and Wales to Jersey and (ii) clauses permitting Komisium to transfer up to 10% of the issued Novibet ordinary shares prior to the Closing Date.

In connection with the execution of the Business Combination Agreement, the Sponsor, Novibet and the Company entered into a Sponsor Support Agreement on March 30, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Proposed Business Combination or other proposals that would impede or frustrate the Proposed Business Combination, and to not change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Additionally, the Sponsor agreed not to redeem any shares of the Class A Common Stock or Class B Common Stock held by it in connection with the Proposed Business Combination, and to waive the anti-dilution and conversion price adjustments set forth in the Certificate of Incorporation with respect to its Class B Common Stock.

The closing of the Proposed Business Combination is subject to certain closing conditions and there is no assurance that the Proposed Business Combination will be completed.

On June 2, 2023, the Company informed Novibet, Komisium, and the other parties to the Business Combination Agreement of its decision to terminate the Business Combination Agreement, with immediate effect. The termination was made pursuant to the Business Combination Agreement. In addition, pursuant to the Sponsor Support Agreement, the termination of the Business Combination Agreement also terminated the Sponsor Support Agreement.

Liquidity and Going Concern Consideration

As of June 30, 2023, the Company had $51,409 in cash and a working capital deficit of $6,999,802.

The Company’s liquidity needs through June 30, 2023, were satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares and the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (defined below, see Note 5). As of June 30, 2023, there were no amounts outstanding under the Working Capital Loans. The Company’s management plans to continue its efforts to complete a Business Combination, which includes the Company’s most recent announcement related to a Definitive Merger Agreement with Danam Health, Inc., via Form 8-K filed with the SEC on Monday August 7th, 2023.

If the Company’s funds are insufficient to meet the expenditures required for operating its business in the attempt to find a Business Combination or in the event that an initial Business Combination is not consummated, the Company will likely need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through October 4, 2023. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to raise additional capital.

In connection with the vote to approve the Charter Amendment Proposals, the holders of 18,012,973 shares of Class A common stock properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.49 per share (the “Redemptions”), for an aggregate redemption amount of approximately $189 million.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on March 31, 2023. The interim results for the three months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any future periods.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2023 and December 31, 2022.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of the U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in interest earned on investments held in the Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

All of the 20,125,000 shares of Class A Common Stock sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Proposed Business Combination and in connection with certain amendments to the Company’s Certificate of Incorporation. In accordance with ASC 480, conditionally redeemable Class A Common Stock (including Class A Common Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. As of June 30, 2023 and December 31, 2022, 2,112,027 and 20,125,000 shares of Class A common Stock subject to possible redemption at the redemption amount were presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A Common Stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company had $1,589,736 and $1,316,585 of deferred income tax assets at June 30, 2023 and December 31, 2022, respectively, and a full valuation allowance at the end of each period.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2023 and December 31, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

As of June 30, 2023 and December 31, 2022, income taxes payable of $647,396 and $591,919, respectively, are included in accounts payable and accrued expenses on the Company’s condensed balance sheet.

Net Income/(Loss) per Common Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” The Company has two classes of common stock, one for each of its Class A Common Stock and Class B Common Stock. Income and losses are shared pro rata between the two classes of shares. Net Income/(Loss) per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Net Income/(Loss) is allocated to the Company’s Class A Common Stock and Class B Common Stock based on the relative shares outstanding for each class of common stock compared to the Company’s total shares outstanding. The Company has not considered the effect of the warrants sold in the IPO or the Private Placement Warrants in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Accretion associated with the redeemable shares of Class A Common Stock is excluded from earnings per share as the redemption value approximates fair value.

On June 29, 2023, the Company issued an aggregate of 3,412,816 shares of non-redeemable Class A common stock to the Sponsor upon the conversion of an equal number of shares of Class B common stock held by the Sponsor as Founder Shares (“Founder Share Conversion”). The 3,412,816 shares of non-redeemable Class A common stock issued in connection with the Founder Share Conversion are subject to the same restrictions as applied to the Class B common stock before the Founder Share Conversion (see Note 5).

The Company’s basic and diluted income/(loss) per share are calculated as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Class A Common Stock
Numerator: Net income/(loss) allocable to Class A Common Stock	$1,115,145	$3,614,039	$3,141,106	$2,610,650
Denominator: Weighted Average Class A Common Stock, Basic and Diluted	19,588,855	20,125,000	19,745,490	20,125,000
Net income/(loss) per share, Class A, basic and diluted	$0.06	$0.18	$0.16	$0.13

Class B Common Stock
Numerator: Net income/(loss) allocable to Class B common stock	$278,786	$903,510	785,277	652,662
Denominator: Weighted Average Class B Common Stock, Basic and Diluted	4,902,371	5,031,250	4,938,965	5,031,250
Net income/(loss) per share, Class B, basic and diluted	$0.06	$0.18	$0.16	$0.13

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 10).

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs amounted to $25,559,771 (including deferred underwriting commissions of an aggregate of approximately $7,043,750 which, prior to the resignation of Barclays and waiver of fees by BMO, was to be paid to the underwriters of the IPO upon the completion of the Business Combination, but has been waived following their resignation and waiver, respectively). As a result of the Barclays’ resignation letter and BMO’s waiver notice, the Company recorded (i) a positive adjustment to stockholders’ deficit of $6,717,612 and (ii) a gain on derecognition of deferred underwriting fees payable of $326,138 within the accompanying statements of operation during the year ended December 31, 2022. Of this amount, $13,158,021 was charged to stockholders’ deficit upon the completion of the Initial Public Offering, $10,897,232 was charged to temporary equity, and $1,154,518 was expensed due to allocating certain offering costs to the warrant liabilities. During the year ended December 31, 2022, the Company charged an additional $350,000 of deferred underwriting fees to temporary equity.

Warrant Liabilities

The Company accounts for warrants for shares of the Company’s Class A Common Stock that are not indexed to its own stock as liabilities at fair value on the balance sheet in accordance with ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity (“ASC 815-40”). Such warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of any warrants. At that time, the portion of the warrant liabilities related to the warrants will be reclassified to additional paid-in capital.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 20,125,000 Units, including the 2,625,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one Public Share at an exercise price of $11.50 per whole share (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor has purchased 8,000,000 Private Placement Warrants at a price of $1.00 per warrant, generating total proceeds of $8,000,000 to the Company. Substantially concurrently with the closing of the Private Placement, the Sponsor sold an aggregate of 2,000,000 Private Placement Warrants to certain Institutional Anchor Investors for at a price of $1.00 per warrant, generating total proceeds of $2,000,000 to the Company.

Each Private Placement Warrant is identical to the Public Warrants in material terms and provisions, except that the Private Placement Warrants will be non-redeemable (except as described below in Note 7 under “Redemption of Warrants for Class A Common Stock”) and exercisable on a cashless basis so long as they are held by their initial purchasers or their permitted transferees. If the Private Placement Warrants are held by holders other than their initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On January 5, 2021, the Company issued 4,312,500 Founder Shares to the Sponsor in consideration for the Sponsor paying certain offering and formation costs on behalf of the Company with a value of $25,000. On March 16, 2021, the Company effected a stock split of the Founder Shares, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor. All share and per share amounts have been retroactively restated to reflect the stock split. Simultaneously with the closing the Initial Public Offering, the Sponsor forfeited 1,618,434 Founder Shares and the Company sold 1,618,434 Founder Shares to certain Institutional Anchor Investors at the original purchase price of $0.006 per share.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the closing price of the Public Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Public Shares for cash, securities or other property.

In connection with the closing of the Initial Public Offering the Sponsor sold an aggregate of 1,618,434 Founder Shares to the Institutional Anchor Investors at their original purchase price. The Company estimated the aggregate fair value of these Founder Shares attributable to the Institutional Anchor Investors to be $13,796,426, or $8.54 per share. The fair value of the Founder Shares were valued using a binomial/lattice model. The excess of the fair value of the Founder Shares over cost was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received.

On June 29, 2023, the Company issued an aggregate of 3,412,816 shares of non-redeemable Class A common stock to the Sponsor upon the conversion of an equal number of shares of Class B common stock held by the Sponsor as Founder Shares (“Founder Share Conversion”). The 3,412,816 shares of non-redeemable Class A common stock issued in connection with the Founder Share Conversion are subject to the same restrictions as applied to the Class B common stock before the Founder Share Conversion, as described above.

Promissory Note — Related Party

On January 5, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of January 5, 2023 or the completion of the Initial Public Offering. The outstanding balance under the Note of $162,892 was repaid at the closing of the Initial Public Offering. The Note is no longer available.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of June 30, 2023 and December 31, 2022, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 30, 2021, to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative support. Upon completion of the Proposed Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred $30,000 in accordance with the terms of the agreement during the three months ended June 30, 2023, incurred $60,000 and paid $20,000 in accordance with the terms of the agreement, during the six months ended June 30, 2023 and incurred and paid $30,000 and $60,000 in accordance with the terms of the agreement during the three and six months ended June 30, 2022, respectively.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of macroeconomic conditions, such as the COVID-19 pandemic, downturns in the financial markets, inflation, declines in consumer spending, increases in interest rates, and geopolitical instability such as the war in Ukraine, on the industry and has concluded that while it is reasonably possible that such macroeconomic conditions could have a negative effect on the Company’s financial position, results of its operations, search for a target company and/or the completion of a Business Combination, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) became law, which, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations (each, a “covered corporation”). The excise tax will apply to repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change. Because the Company is a Delaware corporation its securities are trading on Nasdaq, it is expected that the Company will be a “covered corporation” for this purpose, and it is expected that the Company will be subject to the excise tax with respect to any redemptions of Class A Common Stock in connection with the Proposed Business Combination that are treated as repurchases for this purpose.

The extent of the excise tax that may be incurred would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Proposed Business Combination, (iii) the nature and amount of the equity issued, if any, by us in connection with the Proposed Business Combination, and (iv) the content of forthcoming regulations and other guidance from the U.S. Department of the Treasury. Although issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase, absent the issuance of applicable guidance, it is not currently expected that this reduction would be available with respect to redemptions of Class A Common Stock by the Company and the issuance of shares in connection with the Proposed Business Combination. The excise tax is imposed on the repurchasing corporation itself, not the stockholders from which shares are repurchased, and only limited guidance on the mechanics of any required reporting and payment of the excise tax on which taxpayers may rely have been issued to date. The imposition of the excise tax could reduce the amount of cash available the Company us for effecting the redemptions of Class A Common Stock, and could reduce the cash on hand for the Company (and PubCo immediately following the Proposed Business Combination) to fund operations and to make distributions to stockholders.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement signed in connection with the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Public Shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters, prior to their respective resignation and waiver of fees, were entitled to deferred underwriting commissions of $0.35 per Unit, or $7,043,750 in the aggregate. The deferred underwriting commissions were expected to become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement, dated September 29, 2021, among Barclays, BMO and the Company.

On July 14, 2022, Barclays delivered to the Company a notice of resignation of its roles as financial and capital markets advisor to the Company in connection with the Business Combination and waived all rights to fees (including deferred underwriting commissions for services rendered as one of the underwriters in the Company’s IPO) and reimbursement of expenses in connection with the Business Combination. On July 20, 2022, BMO, one of the underwriters in the IPO, delivered to the Company a notice that BMO waived all rights to its portion of the deferred underwriting commissions in connection with the IPO. BMO had no role in connection with the Business Combination.

As a result of the Barclays’ resignation letter and BMO’s waiver notice, the Company recorded a gain on derecognition of deferred underwriting fees payable of $326,138 within the Statement of Operations and $6,717,612 was recorded as an adjustment for accretion of Class A common stock subject to possible redemption amount for the year ended December 31, 2022.

NOTE 7. WARRANT LIABILITIES

The Company accounted for 20,062,500 warrants issued in connection with the Initial Public Offering (10,062,500 Public Warrants and 10,000,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant is recorded as a liability. Accordingly, the Company has classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

The warrants will become exercisable 30 days after the completion of a Business Combination provided that the Company has an effective registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of shares of Class A Common Stock issuable upon exercise of the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares of Class A Common Stock to holders seeking to exercise their warrants, unless the issuance of the shares of Class A Common Stock issuable upon such warrant exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the Class A Common Stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A Common Stock until the warrants expire, as specified in the Warrant Agreement. If any such registration statement has not been declared effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the Class A Common Stock under applicable blue sky laws to the extent an exemption is not available. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Redemption of Public Warrants for Cash

The Company may call the Public Warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

Redemption of Warrants for Class A Common Stock

The Company may redeem the Public Warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined as set out in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Common Stock except as otherwise described below;
●	if, and only if, the last reported sale price of the Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;
●	if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Public Warrants, as described above; and
●	if, and only if, there is an effective registration statement covering the issuance of the shares of Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the Warrant Agreement. Additionally, in no event will the Company be required to net cash settle any warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

If (x) the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger price described above shall be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

NOTE 8. CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Class A Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 380,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. Holders of the Company’s Class A Common Stock are entitled to one vote for each share. As of June 30, 2023 and December 31, 2022, there were 20,125,000 shares of Class A Common Stock outstanding subject to possible redemption and are classified outside of permanent equity in the condensed balance sheets.

The Class A Common Stock subject to possible redemption reflected on the balance sheets is reconciled in the following table:

Gross proceeds from Initial Public Offering	$201,250,000
Less:
Fair Value of Public Warrants at Issuance	(5,816,125)
Offering Costs allocated to Class A common stock subject to possible redemption	(11,247,232)
Plus:
Accretion of Class A common stock subject to possible redemption amount	21,088,357
Class A common stock subject to possible redemption at December 31, 2021	205,275,000
Accretion of Class A common stock subject to possible redemption amount	(4,141,008)
Derecognition of deferred underwriting fee payable allocated to Class A common stock	6,717,612
Additional offering cost related to deferred underwriting fees	(350,000)
Class A common stock subject to possible redemption at December 31, 2022	207,501,604
Accretion of Class A common stock subject to possible redemption amount	1,558,841
Class A common stock subject to possible redemption at March 31, 2023	209,060,445
Accretion of Class A common stock subject to possible redemption amount	1,291,243
Redemption of Class A common stock on June 29, 2023	(189,038,189)
Class A common stock subject to possible redemption at June 30, 2023	$21,313,499

NOTE 9. STOCKHOLDER’S DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred shares. At June 30, 2023 and December 31, 2022, there was no preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 380,000,000 shares of Class A Common Stock, $0.0001 par value per share. Holders of the Company’s Class A Common Stock are entitled to one vote for each share. At December 31, 2022, there were no shares of Class A Common Stock issued or outstanding, excluding 20,125,000 shares of Class A Common Stock subject to possible redemption. On June 29, 2023, the Company issued an aggregate of 3,412,816 shares of non-redeemable Class A Common Stock to the Sponsor upon the conversion of an equal number of shares of Class B Common Stock held by the Sponsor as Founder Shares. The 3,412,816 shares of non-redeemable Class A Common Stock issued in connection with the Founder Share Conversion are subject to the same restrictions as applied to the Class B Common Stock before the Founder Share Conversion (see Note 5). In connection with the 2023 Special Meeting and the vote to approve the Charter Amendment Proposals, the holders of 18,012,973 shares of Class A Common Stock elected to redeem their shares from the Trust Account for approximately $10.49 per share, or an aggregate of approximately $189 million. These shares were subsequently redeemed on July 10, 2023 (see Note 11).

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B Common Stock, $0.0001 par value per share. Holders of the Company’s Class B Common Stock are entitled to one vote for each share. At December 31, 2022, there were 5,031,250 shares of Class B Common Stock issued and outstanding. On June 29, 2023, an aggregate of 3,412,816 shares of Class B Common Stock were converted on a one-for-one basis into shares of non-redeemable Class A Common Stock as a result of Founder Share Conversion as described in the paragraph above (see Note 5). Following the Founder Share Conversion and the Redemptions, 1,618,434 shares of Class B Common Stock issued and outstanding.

Simultaneously with the closing of the Initial Public Offering on October 4, 2021, the Sponsor forfeited 1,618,434 Founder Shares and the Company sold 1,618,434 Founder Shares to certain Institutional Anchor Investors at the original purchase price of $0.006 per share. The Founder Shares will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination on a one-for-one basis, subject to adjustment as provided in the Final Prospectus.

Holders of the Class A Common Stock and holders of the Founder Shares will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law or stock exchange rule; provided that only holders of the Founder Shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination and holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

The Founder Shares will automatically convert into Class A Common Stock at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 25% of the sum of (i) the total number of all shares of Class A Common Stock issued in the Offering (including any shares of Class A Common Stock issued pursuant to the underwriters’ over-allotment option) plus (ii) the sum of (i) all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of a Business Combination (including any shares of Class A Common Stock issued pursuant to a forward purchase agreement), excluding any shares of Class A Common Stock or equity-linked securities or rights issued, or to be issued, to any seller in a Business Combination, any Private Placement Warrants issued to the Sponsor, or an affiliate of the Sponsor, or any member of management team upon conversion of Working Capital Loans and any warrants issued pursuant to a forward purchase agreement, minus (ii) the number of shares of Class A Common Stock redeemed in connection with a Business Combination, provided that such conversion of Founder Shares shall never be less than one-to-one.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

NOTE 10. FAIR VALUE MEASUREMENT

The following table presents information about the Company’s assets and liabilities that are measured at fair value at June 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		June 30,
Description	Level	2023
Assets:
Investments held in Trust Account, current	1	$189,038,189
Investments held in Trust Account, noncurrent	1	$22,060,895
Liabilities:
Warrant liability – Public Warrants	2	$292,819
Warrant liability – Private Placement Warrants	2	$291,000

		December 31,
Description	Level	2022
Assets:
Investments held in Trust Account	1	$208,244,129
Liabilities:
Warrant liability – Public Warrants	1	$1,360,450
Warrant liability – Private Placement Warrants	2	$1,352,000

Warrants

The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the statement of operations.

The warrants were initially valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price will be used as the fair value as of each relevant date. As of June 30, 2023 and December 31, 2022, the fair value of the Private Placement Warrants was the equivalent to that of the Public Warrants as they had substantially the same terms; however, they are not actively traded, as such are listed as a Level 2 in the hierarchy table above.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated events that have occurred up to the date the unaudited condensed financial statements were issued. Based upon the review, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed in Note 9 and the following:

On July 5, 2023, the Company and Sponsor entered into a subscription agreement (“Subscription Agreement”) with Polar Multi-Strategy Master Fund (the “Investor”). Subject to, and in accordance with the terms and conditions of the Subscription Agreement, the parties agreed that:

●	The Investor will make a cash contribution (the “Capital Contribution”) to Sponsor in an aggregate amount of $1 million, as follows: (i) an initial tranche of $400,000, to be paid within two business days of the date of the Subscription Agreement, but no later than July 5, 2023, (ii) a second tranche of $300,000, to be paid within two business days of the Company and Sponsor entering into a definitive agreement for the Company’s initial business combination, and (iii) a third tranche, subject to written approval of the Company, of $300,000, to be paid within two business days of the Company submitting both an initial registration statement on Form S-4 with the SEC and amendments to such registration statement in response to comment letters from the SEC.
●	The Capital Contribution will in turn be loaned by the Sponsor to the Company to cover working capital expenses (the “SPAC Loan”). The SPAC Loan will not accrue interest and will be repaid by the Company upon the closing of the Company’s initial business combination (the “De-SPAC Closing”). The Sponsor will pay to the Investor all repayments of the SPAC Loan the Sponsor has received within five business days of the De-SPAC Closing. The Investor may elect at the De-SPAC Closing to receive such payments in cash or shares of Class A common stock of the Company (“Class A common stock”) at a rate of one share of Class A common stock for each $10 of the Capital Contribution.
●	In consideration for the Capital Contribution, at the De-SPAC Closing the Company will issue to the Investor one share of Class A common stock for each dollar of the Capital Contribution funded by the Investor. The Company agreed that such shares will not be subject to transfer restrictions or any other lock-up provisions, earn outs, or other contingencies and will be registered as part of any registration statement to be filed in connection with the business combination or, if no such registration statement is filed, will be registered as part of the first registration statement to be filed by the Company or the surviving entity following the De-SPAC Closing, which will be filed no later than 30 days after the De-SPAC Closing and be declared effective no later than 90 days after the De-SPAC Closing.
●	If the SPAC or Sponsor defaults in its obligations under the Subscription Agreement and such default continues for a period of five business days following written notice, Sponsor agreed to immediately transfer to Investor 100,000 shares of Class A common stock and an additional 100,000 shares of Class A common stock each month thereafter until the default is cured, up to a maximum of 1 million shares of Class A common stock, subject to a 19.9% beneficial ownership limitation set forth in the Subscription Agreement.

●	On the De-SPAC Closing, the Sponsor will pay the Investor an amount equal to the reasonable attorney fees incurred by the Investor in connection with the Subscription Agreement not to exceed $5,000.

On July 5, 2023, the Sponsor advanced $400,000 to the Company, of which $180,000 was contributed to the Trust Account for the initial three-month period of the extension.

On July 31, 2023, Thomas Granite resigned from his role as Chief Financial Officer position with the Company. On August 3, 2023, the board of directors of the Company appointed Philip Kaplan, the Company’s current Co-Chief Executive Officer and President, as the Principal Financial and Accounting Officer of the Company, succeeding Thomas Granite.

On August 7, 2023, the Company and Danam Health, Inc. announced the execution of a Definitive Merger Agreement. Danam Health, Inc. is a health services technology and pharmaceutical distribution company pioneering an ecosystem model designed to empower various stakeholders in the prescription journey and patient medication compliance aspects of healthcare.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Artemis Strategic Investment Corporation:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Artemis Strategic Investment Corporation (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in stockholders’ deficit and cash flows for the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Restatement of Unaudited Interim Financial Statements

As discussed in Note 2 to the financial statements, the Company previously accounted for its deferred underwriting fee waiver as a forgiveness of debt and recorded a gain on its statements of operations. Management has since re-evaluated its accounting treatment for the forgiveness and has determined that the forgiveness should have been treated as a credit to stockholders’ deficit. Accordingly, the 2022 unaudited interim financial statements have been restated within Note 2 to correct the accounting and related disclosure for the forgiveness of the deferred underwriting fee.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by July 4, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

March 31, 2023

PCAOB Number 100

ARTEMIS STRATEGIC INVESTMENT CORPORATION

BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash	$160,940	$953,329
Prepaid expenses	106,495	450,708
Total Current Assets	267,435	1,404,037

Investments held in Trust Account	208,244,129	205,284,883
Total Assets	$208,511,564	$206,688,920

LIABILITIES, CLASS A COMMON STOCK SUBJECT TO REDEMPTION, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$6,210,035	$396,587
Total Current Liabilities	6,210,035	396,587

Derivative warrant liabilities	2,712,450	9,856,706
Deferred underwriting fee payable	—	6,693,750
Total Liabilities	8,922,485	16,947,043

Commitments and Contingencies

Class A common stock; 20,125,000 shares subject to possible redemption at $10.31 and $10.20 per share at December 31, 2022 and December 31, 2021, respectively.	207,501,604	205,275,000

Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; none issued or outstanding (excluding 20,125,000 shares subject to possible redemption)	—	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 5,031,250 shares issued and outstanding	503	503
Additional paid-in capital	—	—
Accumulated deficit	(7,913,028)	(15,533,626)
Total Stockholders’ Deficit	(7,912,525)	(15,533,123)
Total Liabilities, Class A common stock subject to redemption, and Stockholders’ Deficit	$208,511,564	$206,688,920

The accompanying notes are an integral part of these financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

STATEMENTS OF OPERATIONS

		For the Period
	For the Year	from January 4, 2021
	Ended	(Inception) Through
	December 31, 2022	December 31, 2021
Formation and general and administrative expenses	$6,469,453	$282,666
Loss from operations	(6,469,453)	(282,666)

Other income (expense)
Interest earned on investments held in trust account	3,070,568	9,883
Gain from recognition of deferred underwriting fee payable	326,138	—
Transaction costs allocated to warrant liabilities	—	(1,154,518)
Change in fair value of warrant liabilities	7,144,256	1,739,419
Total other income	10,540,962	594,784

Income before provision for income taxes	4,071,509	312,118
Provision for income taxes	591,919	—
Net income	$3,479,590	$312,118

Weighted average shares of Class A common stock outstanding, basic & diluted	20,125,000	4,947,859
Basic and diluted net income per share, Class A common stock	$0.14	$0.03
Weighted average shares of Class B common stock outstanding, basic & diluted	5,031,250	4,536,343
Basic and diluted net income per share, Class B common stock	$0.14	$0.03

The accompanying notes are an integral part of these financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2022

AND FOR THE PERIOD FROM JANUARY 4, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

			Additional		Total
	Class B Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance – December 31, 2021	5,031,250	$503	$—	$(15,533,626)	$(15,533,123)
Accretion of Class A common stock subject to possible redemption amount	—	—	—	4,141,008	4,141,008
Net income	—	—	—	3,479,590	3,479,590
Balance – December 31, 2022	5,031,250	$503	$—	$(7,913,028)	$(7,912,525)

			Additional		Total
	Class B Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance–January 4, 2021 (inception)	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	5,031,250	503	24,497	—	25,000
Forfeiture of Class B common stock from Sponsor	(1,618,434)	(162)	162	—	—
Sale of Class B common stock to Institutional Anchor Investors	1,618,434	162	647,954	—	648,116
Excess cash received over the fair value of the private warrants	—	—	4,220,000	—	4,220,000
Accretion of Class A common stock subject to possible redemption amount	—	—	(4,892,613)	(15,845,744)	(20,738,357)
Net income	—	—	—	312,118	312,118
Balance–December 31, 2021	5,031,250	$503	$—	$(15,533,626)	$(15,533,123)

The accompanying notes are an integral part of these financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

		For the Period from
		January 4, 2021
	For the	(Inception)
	Year Ended	Through
	December 31, 2022	December 31, 2021
Cash flows from operating activities:
Net income	$3,479,590	$312,118
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in trust account	(3,070,568)	(9,883)
Change in fair value of warrant liabilities	(7,144,256)	(1,739,419)
Gain from derecognition of deferred underwriting fee payable	(326,138)	—
Transaction costs allocated to warrant liabilities	—	1,154,518
Formation and operating costs paid by Sponsor in exchange for issuance of Class B Common Stock	—	1,596
Formation and operating costs paid by promissory note	—	498
Adjustments to operating assets and liabilities:
Decrease (Increase) in prepaid expenses	344,213	(451,206)
Increase in accounts payable and accrued expenses	5,813,448	136,794
Net cash used in operating activities	(903,711)	(594,984)

Cash flows from investing activities:
Investment of cash in Trust Account	—	(205,275,000)
Proceeds from Trust Account to pay for taxes	111,322	—
Net cash provided by (used in) investing activities	111,322	(205,275,000)

Cash flows from financing activities:
Proceeds from issuance of Units, net of underwriting discounts paid	—	197,425,000
Proceeds from issuance of Private Placement Warrants	—	10,000,000
Proceeds from issuance of Class B common stock to anchor investors	—	9,710
Proceeds from promissory note – related party	—	100,000
Payment of promissory note – related party	—	(162,892)
Payments for offering costs	—	(548,505)
Net cash provided by financing activities	—	206,823,313

Net change in cash	(792,389)	953,329
Cash at beginning of period	953,329	—
Cash at end of period	$160,940	$953,329

Supplemental disclosure of non-cash investing and financing activities
Offering costs paid by Sponsor in exchange for issuance of Class B Common Stock	$—	$23,404
Offering costs paid by promissory note	$—	$62,862
Deferred underwriting commissions in connection with the initial public offering	$—	$6,693,750
Offering costs included in accrued expenses	$—	$259,794
Derecognition of deferred underwriting fee payable allocated to Class A common stock	$6,717,612	$—

The accompanying notes are an integral part of these financial statements.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Artemis Strategic Investment Corporation (the “Company”) is a blank check company incorporated as a Delaware corporation on January 4, 2021. The Company was formed for the purpose of effectuating a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2022, the Company had not yet commenced any operations. All activity since inception relates to the Company’s formation and the initial public offering (the “Initial Public Offering” or “IPO”), and subsequent to the IPO, identifying a target business to complete a Business Combination with, as well as activities in connection with the Proposed Business Combination which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds of the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

Prior to the consummation of the IPO, on January 5, 2021, Artemis Sponsor, LLC (the “Sponsor”) purchased 4,312,500 shares of Class B common stock, par value $0.0001 per share (“Founder Shares” or “Class B Common Stock”), for an aggregate purchase price of $25,000, or $0.006 per share. On March 16, 2021, Artemis effected a stock split of the Class B Common Stock, resulting in an aggregate of 5,031,250 shares of Class B Common Stock outstanding and held by the Sponsor. The number of Founder Shares issued was determined based on the expectation that the total size of the IPO would be a maximum of 20,125,000 units if the underwriters’ option to purchase additional units was exercised in full, and therefore, that such Founder Shares would represent 20% of the issued and outstanding shares of common stock after the IPO.

On October 4, 2021, the Company consummated the Initial Public Offering of 20,125,000 units (the “Units”), including the issuance 2,625,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at $10.00 per Unit, generating gross proceeds of $201,250,000, which is described in Note 3. Each Unit issued in the IPO consists of one share of Class A common stock, par value $0.0001 per share (the “Public Shares” or “Class A Common Stock”) and one-half of one redeemable warrant (the “Public Warrants”). As a result of the exercise by the underwriters of their over-allotment option in full, 656,250 shares of Class B Common Stock were no longer subject to forfeiture.

Certain institutional anchor investors (the “Institutional Anchor Investors”) that are not affiliated with the Company, the Sponsor or the Company’s officers, directors, and certain members of the Company’s management purchased an aggregate of 13,020,000 Units. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $130,200,000. In addition to and as part of the Initial Public Offering, certain entities affiliated with the Sponsor, purchased an aggregate of 2,732,500 Units at an offering price of $10.00 per Unit, generating gross proceeds of $27,325,000.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 8,000,000 warrants (the “Sponsor Warrants”) at a price of $1.00 per Sponsor Warrant in a private placement to the Sponsor, generating gross proceeds of $8,000,000, which is described in Note 4. The Company also consummated the sale of 2,000,000 warrants (the “Anchor Investor Warrants”, together with the Sponsor Warrants, the “Private Placement Warrants”) at a price of $1.00 per Anchor Investor Warrant in a private placement to certain Institutional Anchor Investors, generating gross proceeds of $2,000,000.

Simultaneously with the closing the Initial Public Offering, the Sponsor forfeited 1,618,434  Founder Shares and the Company sold 1,618,434 Founder Shares to certain Institutional Anchor Investors at the original purchase price of $0.006 per share. The Founder Shares will automatically convert into shares of Class A Common Stock at the time of the Company’s initial Business Combination on a one-for-one basis, subject to adjustment as provided in the Company’s final prospectus, as filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2021 (“Final Prospectus”).

Transaction costs amounted to $25,559,771 consisting of $3,825,000 of underwriting fees, $7,043,750 of deferred underwriting commissions, $13,796,426 of offering costs related to the fair value of the Founder Shares issued to certain Institutional Anchor Investors and $894,595 of other offering costs. Effective as of July 14, 2022, Barclays Capital Inc. (“Barclays”) resigned and withdrew from its role as financial advisor and capital markets advisor to the Company and waived its entitlement to all fees in connection with the Business Combination, including its portion of the deferred underwriting commissions in the amount of approximately $4,578,438. Effective as of July 20, 2022, BMO Capital Markets Corp. (“BMO”) waived its entitlement to its portion of the deferred underwriting commissions in the amount of approximately $2,465,312. Offering costs related to the Founder Shares amounted to $13,796,426, of which $13,158,020 were charged to stockholders’ equity/(deficit) upon the completion of the Initial Public Offering and $638,407 were expensed to the statements of operations and included in transaction costs allocated to warrant liabilities.

Following the closing of the Initial Public Offering, an amount of $205,275,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and will be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s stockholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to effect a Business Combination successfully.

The Company will provide its holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve a Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company will be required to seek stockholder approval of a Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against a Business Combination. The Company will proceed with a Business Combination only if a majority of the outstanding shares voted are voted in favor of the Business Combination.

If the Company conducts redemptions of the Public Shares in connection with a Business Combination pursuant to the proxy solicitation rules in conjunction with a stockholder meeting instead of pursuant to the tender offer rules, the Company’s third amended and restated certificate of incorporation (the “Certificate of Incorporation”) provides that, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company’s prior written consent.

The Public Stockholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions, which prior to the resignation of Barclays and waiver of fees by BMO, was to be paid to the underwriters upon the completion of the Business Combination, but has been waived following their resignation and waiver, respectively. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. These Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If the Company is unable to conduct redemptions pursuant to the proxy solicitation rules as described above, the Company will, pursuant to its Certificate of Incorporation, offer such redemption pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor, officers, directors, Institutional Anchor Investors, and advisors have agreed (a) to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination, (b) not to propose an amendment to the Company’s Certificate of Incorporation with respect to the Company’s pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment, (c) not to redeem any shares (including the Founder Shares) into cash from the Trust Account in connection with a stockholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company is unable to conduct redemptions pursuant to the proxy solicitation rules) or a vote to amend the provisions of the Certificate of Incorporation relating to stockholders’ rights of pre-Business Combination activity and (d) that the Founder Shares shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Sponsor and our officers, directors and advisors will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the Initial Public Offering if the Company fails to complete its Business Combination.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Initial Public Offering (or 21 months from the closing of the Initial Public Offering, if the Company has executed a definitive agreement for a Business Combination within 18 months from the closing of the Initial Public Offering) (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations under Delaware law to provide for claims of creditors and the requirements of applicable law. The underwriters have agreed to waive their rights to the deferred underwriting commission held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the price per Unit $10.20. On March 30, 2022, the Company executed a definitive agreement for a Business Combination, described in the section titled “Proposed Business Combination with Novibet”, which has extended the mandatory liquidation date to 21 months or July 4, 2023.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the day of liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure its stockholders that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

The Institutional Anchor Investors will not be entitled to (i) redemption rights with respect to any Founder Shares held by them in connection with the completion of the initial Business Combination, (ii) redemption rights with respect to any Founder Shares held by them in connection with a stockholder vote to amend the Certificate of Incorporation in a manner that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company has not consummated an initial Business Combination within the Combination Period or (iii) rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within the Combination Period), see Note 5.

Proposed Business Combination with Novibet

On March 28, 2022, the board of directors of Artemis unanimously approved the Agreement and Plan of Reorganization, dated as of March 30, 2022, and amended on September 2, 2022 (as the same may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Komisium Limited, a private company limited by shares incorporated under the laws of Cyprus and the holder of all of the issued ordinary shares of Novibet and all of the issued and outstanding PubCo Ordinary Shares (“Komisium”), Logflex MT Holding Limited, a limited liability company organized under the laws of Malta with company registration number C 77769 and having its registered office at 170, Pater House, Level 1 (Suite A191), Psaila Street, Birkirkara, BKR 9077, Malta and a direct, wholly-owned subsidiary of Komisium (“Novibet”), Novibet PLC, a United Kingdom public limited company, and a direct, wholly-owned subsidiary of Komisium (“PubCo”), Novibet Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PubCo (“Merger Sub”), and Artemis, which provides for, among other things, (i) the sale and transfer by Komisium of all issued ordinary shares and other equity interests of Novibet to PubCo in exchange for the consideration hereafter described (the “Share Exchange”), and (ii) the merger of Merger Sub with and into Artemis, with Artemis surviving and continuing as a direct, wholly-owned subsidiary of PubCo (the “Merger” and, together with the Share Exchange and the other transactions contemplated by the Business Combination Agreement to be effective upon consummation of the Merger, the “Proposed Business Combination”).

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, immediately prior to the Effective Time, Komisium will sell and transfer all issued ordinary shares and other equity interests of Novibet to PubCo in consideration for receiving at closing of the Proposed Business Combination (a) an amount of cash, which will not exceed $50 million, equal to the excess of the Gross Closing Proceeds (as defined in the Business Combination Agreement) over $100 million (the “Closing Cash Consideration”), (b) a number of ordinary shares of PubCo (the “PubCo Ordinary Shares” and such number of shares, the “Closing Share Consideration”) equal to (i) (x) $500 million minus the initial share premium of $598,000 (“Initial Share Premium”) minus the Closing Cash Consideration actually paid to Komisium, the difference divided by (y) $10.20, minus (ii) the Additional Closing Share Consideration (if any), and (c) in the event that redemptions by Public Stockholders equal or exceed 85% of the outstanding shares of Class A Common Stock, an additional 12,254,902 PubCo Ordinary Shares (the “Additional Closing Share Consideration”). If redemptions by the Public Stockholders are less than 85%, the Additional Closing Share Consideration will be deferred and 12,254,902 PubCo Ordinary Shares (the “Deferred Share Consideration”) will be issued upon the satisfaction of certain earnout conditions. In addition to the Closing Cash Consideration, Closing Share Consideration, Additional Closing Share Consideration (if any), and Deferred Share Consideration (if any), Komisium (i) will retain the 65,000 PubCo Ordinary Shares to which the Initial Share Premium relates, and (ii) may receive up to an additional 10,000,000 PubCo Ordinary Shares in earnout consideration (the “Earnout Consideration”) upon the satisfaction of certain earnout conditions set forth in more detail in the Business Combination Agreement.

Additionally, pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, immediately prior to the effective time of the Merger (the “Effective Time”), (a) each issued and outstanding share of Class B Common Stock shall no longer be outstanding and will be automatically converted into one share of Class A Common Stock subject to the terms of the Company’s Certificate of Incorporation and the Sponsor Support Agreement, (b) each issued and outstanding share of Class A Common Stock (including the shares of Class A Common Stock issued upon conversion of shares of Class B Common Stock, but not including any shares redeemed by the Public Stockholders and certain other excluded Company shares) shall no longer be outstanding and will be automatically converted into the right of the holder thereof to receive one PubCo Ordinary Share and (c) each outstanding whole warrant of the Company will be assumed by PubCo and will become exercisable for one PubCo Ordinary Share, on the same terms as the warrants of the Company in accordance with the terms of the Warrant Agreement dated as of September 29, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”).

On September 2, 2022, Komisium, Novibet, PubCo, Merger Sub and the Company entered into Amendment No. 1 to the Business Combination Agreement, which among other things provided for (i) a closing share valuation of $500,000,000, with 12,254,902 PubCo Ordinary Shares issuable to Komisium at closing of the Proposed Business Combination if redemptions equal or exceed 85%, or if redemptions are less than 85%, then such PubCo Ordinary Shares would be deferred and issuable in subsequent years if certain earnout targets are met, (ii) a dual tranche earnout based on the achievement of certain net gaming revenue targets, (iii) clauses permitting Komisium to transfer up to 30% of the issued PubCo Ordinary Shares after the Closing, (iv) the payment of an amount of dividend declared prior to March 30, 2022 to Komisium up to the amount of €3,579,625, (v) the payment of the net profits generated by Novibet between signing and closing to Komisium, and (vi) a minimum cash closing condition of $12.5 million after transaction expenses and redemptions.

On December 14, 2022, Komisium, Novibet, PubCo, Merger Sub and the Company entered into Amendment No. 2 to the Business Combination Agreement, which among other things provided for (i) the change of Pubco’s jurisdiction of incorporation from England and Wales to Jersey and (ii) clauses permitting Komisium to transfer up to 10% of the issued Novibet ordinary shares prior to the Closing Date.

In connection with the execution of the Business Combination Agreement, the Sponsor, Novibet and the Company entered into a Sponsor Support Agreement on March 30, 2022 (the “Sponsor Support Agreement”), pursuant to which the Sponsor agreed, among other things, to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Proposed Business Combination or other proposals that would impede or frustrate the Proposed Business Combination, and to not change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Additionally, the Sponsor agreed not to redeem any shares of the Class A Common Stock or Class B Common Stock held by it in connection with the Proposed Business Combination, and to waive the anti-dilution and conversion price adjustments set forth in the Certificate of Incorporation with respect to its Class B Common Stock.

The closing of the Proposed Business Combination is subject to certain closing conditions and there is no assurance that the Proposed Business Combination will be completed.

Liquidity and Going Concern Consideration

As of December 31, 2022, the Company had $160,940 in cash and a working capital deficit of $5,942,600.

The Company’s liquidity needs through December 31, 2022, were satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares and the proceeds from the consummation of the Private Placement not held in the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (defined below, see Note 5). As of December 31, 2022, there were no amounts outstanding under the Working Capital Loans. The Company’s management plans to continue its efforts to complete a Business Combination within 21 months of the closing of the Initial Public Offering, or July 4, 2023.

If the Company’s funds are insufficient to meet the expenditures required for operating its business in the attempt to find a Business Combination or in the event that an initial Business Combination is not consummated, the Company will likely need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through July 4, 2023. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that the liquidity condition and mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be unable to raise additional capital.

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company had recognized a liability upon closing of its initial public offering in October 2021 for a portion of the underwriter’s commissions which was contingently payable upon closing of a future business combination, with the offsetting entry resulting in an initial discount to the securities sold in the initial public offering. The underwriter waived all claims to this deferred commission in July 2022. The Company recognized the waiver as an extinguishment, with a resulting non-operating gain recognized in its statement of operations for the three and nine months ended September 30, 2022. Upon subsequent review and analysis, management concluded that the Company should have recognized the extinguishment of the contingent liability as a credit to stockholders’ deficit.

Therefore, on March 30, 2023, the Company’s management and the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded that the Company’s previously issued unaudited interim financial statements as of and for the three and nine months ended September 30, 2022 (the “Third Quarter 10-Q”) should no longer be relied upon and that it is appropriate to restate the Third Quarter 10-Q. As such, this Annual Report contains the restated statement of operations, statement of changes in stockholder’s deficit, and statement of cash flows for the three and nine months ended September 30, 2022. Other than as described above, this Annual Report does not reflect adjustments for events occurring after the filing of the Third Quarter 10-Q except to the extent that they are otherwise required to be included and discussed herein.

Impact of the Restatement

The impact of the restatement on the statements of operations, statements of changes in stockholders’ deficit and statements of cash flows for the affected period is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.

Statement of Operations:

	For the Three Months Ended September 30, 2022 (unaudited)
	As Previously	Restatement
	Reported	Adjustment	As Restated
Loss from operations	$722,149	$—	$722,149
Other income (expenses):
Gain from derecognition of deferred underwriting fee payable	7,043,750	(6,717,612)	326,138
Total other income (expenses)	7,831,954	(6,717,612)	1,114,342

Net income	$7,109,805	$(6,717,612)	$392,193

Basic and diluted weighted average shares outstanding – Class A common stock	20,125,000	—	20,125,000
Basic and diluted earnings per share – Class A common stock	$0.28	$(0.26)	$0.02
Basic and diluted weighted average shares outstanding – Class B common stock	5,031,250	—	5,031,250
Basic and diluted earnings per share – Class B common stock	$0.28	$(0.26)	$0.02

	For the Nine Months Ended September 30, 2022 (unaudited)
	As Previously	Restatement
	Reported	Adjustment	As Restated
Loss from operations	$5,776,498	$—	$5,776,498
Other income (expenses):
Gain from derecognition of deferred underwriting fee payable	7,043,750	(6,717,612)	326,138
Total other income (expenses)	16,149,616	(6,717,612)	9,432,004

Net income	$10,373,118	$(6,717,612)	$3,655,506

Basic and diluted weighted average shares outstanding – Class A common stock	20,125,000	—	20,125,000
Basic and diluted earnings per share – Class A common stock	$0.41	$(0.26)	$0.15
Basic and diluted weighted average shares outstanding – Class B common stock	5,031,250	—	5,031,250
Basic and diluted earnings per share – Class B common stock	$0.41	$(0.26)	$0.15

Statement of Changes in Stockholders’ Deficit: (unaudited)

	Class B Common		Additional	Accumulated Deficit			Total
	Stock		Paid-In	As Previously	Restatement		Stockholders
	Shares	Amount	Capital	Reported	Adjustment	As Restated	Deficit
Balance – June 30, 2022	5,031,250	$503	$—	$(12,620,313)	—	$(12,620,313)	$(12,610,810)
Adjustment for accretion of Class A common stock subject to possible redemption amount	—	—	—	(1,265,293)	6,717,612	5,452,319	5,452,319
Net income	—	—	—	7,109,805	(6,717,612)	392,193	392,193
Balance – September 30, 2022	5,031,250	$503	$—	$(6,775,801)	$—	$(6,775,801)	$(6,775,298)

Statement of Cash Flows:

	For the Nine Months Ended September 30, 2022 (unaudited)
	As Previously	Restatement
	Reported	Adjustment	As Restated
Cash Flows from Operating Activities:
Net income	$10,373,118	$(6,717,612)	$3,655,506
Adjustments to reconcile net income to net cash used in operating activities:
Gain from derecognition of deferred underwriting fee payable	(7,043,750)	6,717,612	(326,138)

Net change in cash	$(621,952)	$—	$(621,952)

Supplemental disclosure of noncash activities:
Gain from derecognition of deferred underwriting fee payable allocated to Class A common stock	$—	$6,717,612	$6,717,612

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of December 31, 2022 and December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and December 31, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of the U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in interest earned on investments held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Class A Common Stock Subject to Possible Redemption

All of the 20,125,000 shares of Class A Common Stock sold as part of the Units in the Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Proposed Business Combination and in connection with certain amendments to the Company’s Certificate of Incorporation. In accordance with ASC 480, conditionally redeemable Class A Common Stock (including Class A Common Stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. As of December 31, 2022 and December 31, 2021, 20,125,000 shares of Class A Common Stock subject to possible redemption at the redemption amount were presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A Common Stock subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. At December 31, 2022 the Company had $1,316,585 of deferred income tax assets and at December 31, 2021, the Company’s deferred income tax assets are deemed to be de minimis.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Net Income per Common Share

The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” The Company has two classes of common stock, one for each of its Class A Common Stock and Class B Common Stock. Income and losses are shared pro rata between the two classes of shares. Net Income per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Net Income is allocated to the Company’s Class A Common Stock and Class B Common Stock based on the relative shares outstanding for each class of common stock compared to the Company’s total shares outstanding. The Company has not considered the effect of the warrants sold in the IPO or the Private Placement Warrants in the calculation of diluted income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Accretion associated with the redeemable shares of Class A Common Stock is excluded from earnings per share as the redemption value approximates fair value.

The Company’s basic and diluted net income per share are calculated as follows:

	For the	For the period from
	Year Ended	January 4, 2021 to
	December 31, 2022	December 31, 2021
Class A Common Stock
Numerator: Net income allocable to Class A Common Stock	$2,783,672	$162,830
Denominator: Weighted Average Class A Common Stock, Basic and Diluted	20,125,000	4,947,859
Net income per share, Class A, basic and diluted	$0.14	$0.03

Class B Common Stock
Numerator: Net income allocable to Class B common stock	$695,918	$149,288
Denominator: Weighted Average Class B Common Stock, Basic and Diluted	5,031,250	4,536,343
Net income per share, Class B, basic and diluted	$0.14	$0.03

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 10).

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs amounted to $25,559,771 (including deferred underwriting commissions of an aggregate of approximately $7,043,750 which, prior to the resignation of Barclays and waiver of fees by BMO, was to be paid to the underwriters of the IPO upon the completion of the Business Combination, but has been waived following their resignation and waiver, respectively).Of this amount, $13,158,021 was charged to stockholders’ deficit upon the completion of the Initial Public Offering, $10,897,232 was charged to temporary equity, and $1,154,518 was expensed due to allocating certain offering costs to the warrant liabilities. During the year ended December 31, 2022, the Company charged an additional $350,000 of deferred underwriting fees to temporary equity.

Warrant Liabilities

The Company accounts for warrants for shares of the Company’s Class A Common Stock that are not indexed to its own stock as liabilities at fair value on the balance sheet in accordance with ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity (“ASC 815-40”). Such warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of any warrants. At that time, the portion of the warrant liabilities related to the warrants will be reclassified to additional paid-in capital.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

NOTE 4. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 20,125,000 Units, including the 2,625,000 Units as a result of the underwriters’ exercise of their over-allotment option in full, at a purchase price of $10.00 per Unit. Each Unit consists of one Public Share and one-half of one redeemable warrant (“Public Warrant”). Each Public Warrant entitles the holder to purchase one Public Share at an exercise price of $11.50 per whole share (see Note 7).

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor has purchased 8,000,000 Private Placement Warrants at a price of $1.00 per warrant, generating total proceeds of $8,000,000 to the Company. Substantially concurrently with the closing of the Private Placement, the Sponsor sold an aggregate of 2,000,000 Private Placement Warrants to certain Institutional Anchor Investors for at a price of $1.00 per warrant, generating total proceeds of $2,000,000 to the Company.

Each Private Placement Warrant is identical to the Public Warrants in material terms and provisions, except that the Private Placement Warrants will be non-redeemable (except as described below in Note 7 under “Redemption of Warrants for Class A Common Stock”) and exercisable on a cashless basis so long as they are held by their initial purchasers or their permitted transferees. If the Private Placement Warrants are held by holders other than their initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On January 5, 2021, the Company issued 4,312,500 Founder Shares to the Sponsor in consideration for the Sponsor paying certain offering and formation costs on behalf of the Company with a value of $25,000. On March 16, 2021, the Company effected a stock split of the Founder Shares, resulting in an aggregate of 5,031,250 Founder Shares outstanding and held by the Sponsor. All share and per share amounts have been retroactively restated to reflect the stock split. Simultaneously with the closing the Initial Public Offering, the Sponsor forfeited 1,618,434 Founder Shares and the Company sold 1,618,434 Founder Shares to certain Institutional Anchor Investors at the original purchase price of $0.006 per share.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the closing price of the Public Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Public Shares for cash, securities or other property.

In connection with the closing of the Initial Public Offering the Sponsor sold an aggregate of 1,618,434 Founder Shares to the Institutional Anchor Investors at their original purchase price. The Company estimated the aggregate fair value of these Founder

Shares attributable to the Institutional Anchor Investors to be $13,796,426, or $8.54 per share. The fair value of the Founder Shares were valued using a binomial/lattice model. The excess of the fair value of the Founder Shares over cost was determined to be an offering cost in accordance with Staff Accounting Bulletin Topic 5A. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received.

Promissory Note — Related Party

On January 5, 2021, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing and payable on the earlier of January 5, 2023 or the completion of the Initial Public Offering. The outstanding balance under the Note of $162,892 was repaid at the closing of the Initial Public Offering. The Note is no longer available.

Related Party Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 30, 2021, to pay the Sponsor a total of $10,000 per month for office space, secretarial and administrative support. Upon completion of the Proposed Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. The Company incurred and paid $120,000 and $30,000 in accordance with the terms of the agreement, during the year ended December 31, 2022 and for the period from January 4, 2021 (Inception) to December 31 2021, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Risks and Uncertainties

Management continues to evaluate the impact of macroeconomic conditions, such as the COVID-19 pandemic, downturns in the financial markets, inflation, declines in consumer spending, increases in interest rates, and geopolitical instability such as the war in Ukraine, on the industry and has concluded that while it is reasonably possible that such macroeconomic conditions could have a negative effect on the Company’s financial position, results of its operations, search for a target company and/or the completion of a Business Combination, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any repurchase by the Company of the Company’s stock that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, is generally expected to be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax on a redemption of Class A Common Stock or other stock of the Company in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) whether the redemption is treated as a repurchase of stock for purposes of the excise tax, (ii) the fair market value of the redemption treated as a repurchase of stock in connection with the Business Combination, extension or otherwise, (iii) the structure of a Business Combination, (iv) the nature and amount of any proposed “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a redemption treated as a repurchase of stock) and (v) the content of regulations and other guidance from the Treasury. As noted above, the excise tax would be payable by the Company and not by the redeeming holder. The imposition of the excise tax could cause a reduction in the cash available on hand to complete a Business Combination or for effecting redemptions and may affect the Company’s ability to complete a Business Combination, including the proposed Business Combination with Novibet.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued upon conversion of the Working Capital Loans (and in each case holders of their component securities, as applicable) will be entitled to registration rights pursuant to a registration rights agreement signed in connection with the Initial Public Offering, requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to Public Shares). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters, prior to their respective resignation and waiver of fees, were entitled to deferred underwriting commissions of $0.35 per Unit, or $7,043,750 in the aggregate. The deferred underwriting commissions were expected to become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement, dated September 29, 2021, among Barclays, BMO and the Company.

On July 14, 2022, Barclays delivered to the Company a notice of resignation of its roles as financial and capital markets advisor to the Company in connection with the Business Combination and waived all rights to fees (including deferred underwriting commissions for services rendered as one of the underwriters in the Company’s IPO) and reimbursement of expenses in connection with the Business Combination. On July 20, 2022, BMO, one of the underwriters in the IPO, delivered to the Company a notice that BMO waived all rights to its portion of the deferred underwriting commissions in connection with the IPO. BMO had no role in connection with the Business Combination.

As a result of the Barclays’ resignation letter and BMO’s waiver notice, the Company recorded a gain on derecognition of deferred underwriting fees payable of $326,138 within the accompanying statements of operations.

NOTE 8. WARRANT LIABILITIES

The Company accounted for 20,062,500 warrants issued in connection with the Initial Public Offering (10,062,500 Public Warrants and 10,000,000 Private Placement Warrants) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant is recorded as a liability. Accordingly, the Company has classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

The warrants will become exercisable 30 days after the completion of a Business Combination provided that the Company has an effective registration statement under the Securities Act covering the Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of shares of Class A Common Stock issuable upon exercise of the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares of Class A Common Stock to holders seeking to exercise their warrants, unless the issuance of the shares of Class A Common Stock issuable upon such warrant exercise is registered or qualified under the securities laws of the state of residence of the exercising holder, or an exemption from registration is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the Class A Common Stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A Common Stock until the warrants expire, as specified in the Warrant Agreement. If any such registration statement has not been declared effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its best efforts to register or qualify the Class A Common Stock under applicable blue sky laws to the extent an exemption is not available. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Redemption of Public Warrants for Cash

The Company may call the Public Warrants for redemption:

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the reported closing price of the Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

Redemption of Warrants for Class A Common Stock

The Company may redeem the Public Warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined as set out in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Common Stock except as otherwise described below;
●	if, and only if, the last reported sale price of the Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders;

●	if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Public Warrants, as described above; and
●	if, and only if, there is an effective registration statement covering the issuance of the shares of Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

If the Company calls the Public Warrants for redemption for cash, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the Warrant Agreement. Additionally, in no event will the Company be required to net cash settle any warrants. If the Company is unable to complete the initial Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

If (x) the Company issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the holders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price and the $10.00 per share redemption trigger price described above shall be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

NOTE 9. CLASS A COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION

The Company’s Class A Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 380,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. Holders of the Company’s Class A Common Stock are entitled to one vote for each share. As of December 31, 2022 and December 31, 2021, there were 20,125,000 shares of Class A Common Stock outstanding subject to possible redemption and are classified outside of permanent equity in the balance sheets.

The Class A Common Stock subject to possible redemption reflected on the balance sheets is reconciled in the following table:

Gross proceeds from Initial Public Offering	$201,250,000
Less:
Fair Value of Public Warrants at Issuance	(5,816,125)
Offering Costs allocated to Class A common stock subject to possible redemption	(11,247,232)
Plus:
Accretion of Class A common stock subject to possible redemption amount	21,088,357
Class A common stock subject to possible redemption at December 31, 2021	$205,275,000
Accretion of Class A common stock subject to possible redemption amount,	(4,141,008)
Derecognition of deferred underwriting fee payable allocated to Class A common stock	6,717,612
Additional offering cost related to deferred underwriting fees	(350,000)
Class A common stock subject to possible redemption at December 31, 2022	$207,501,604

NOTE 10. STOCKHOLDERS’ DEFICIT

Preferred Stock — The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred shares. At December 31, 2022 and December 31, 2021, there was no preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue up to 380,000,000 shares of Class A Common Stock, $0.0001 par value per share. Holders of the Company’s Class A Common Stock are entitled to one vote for each share. At December 31, 2022 and December 31, 2021, there were no shares of Class A Common Stock issued or outstanding, excluding 20,125,000 shares of Class A Common Stock subject to possible redemption.

Class B Common Stock — The Company is authorized to issue up to 20,000,000 shares of Class B Common Stock, $0.0001 par value per share. Holders of the Company’s Class B Common Stock are entitled to one vote for each share. At December 31, 2022 and December 31, 2021, there was 5,031,250 shares of Class B Common Stock issued and outstanding.

Simultaneously with the closing of the Initial Public Offering on October 4, 2021, the Sponsor forfeited 1,618,434 Founder Shares and the Company sold 1,618,434 Founder Shares to certain Institutional Anchor Investors at the original purchase price of $0.006 per share. The Founder Shares will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination on a one-for-one basis, subject to adjustment as provided in the Final Prospectus.

Holders of the Class A Common Stock and holders of the Founder Shares will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law or stock exchange rule; provided that only holders of the Founder Shares have the right to vote on the election of the Company’s directors prior to the initial Business Combination and holders of a majority of the Founder Shares may remove a member of the board of directors for any reason.

The Founder Shares will automatically convert into Class A Common Stock at the time of a Business Combination or earlier at the option of the holders thereof at a ratio such that the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 25% of the sum of (i) the total number of all shares of Class A Common Stock issued in the Offering (including any shares of Class A Common Stock issued pursuant to the underwriters’ over-allotment option) plus (ii) the sum of (i) all shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued in connection with or in relation to the consummation of a Business Combination (including any shares of Class A Common Stock issued pursuant to a forward purchase agreement), excluding any shares of Class A Common Stock or equity-linked securities or rights issued, or to be issued, to any seller in a Business Combination, any Private Placement Warrants issued to the Sponsor, or an affiliate of the Sponsor, or any member of management team upon conversion of Working Capital Loans and any warrants issued pursuant to a forward purchase agreement, minus (ii) the number of shares of Class A Common Stock redeemed in connection with a Business Combination, provided that such conversion of Founder Shares shall never be less than one-to-one.

The Company may issue additional common stock or preferred stock to complete its Business Combination or under an employee incentive plan after completion of its Business Combination.

NOTE 11. INCOME TAXES

The Company had $1,316,585 of deferred tax assets as of December 31, 2022 and did not have any significant deferred tax assets or liabilities as of December 31, 2021.

The Company’s net deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Deferred tax asset
Organizational costs/Startup expenses	$1,316,585	$272,783
Total deferred tax asset	1,316,585	272,783
Valuation allowance	(1,316,585)	(272,783)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	December 31,	December 31,
	2022	2021
Federal:
Current	$591,919	$—
Deferred	(1,403,802)	(272,783)

State:
Current	$—	$—
Deferred	—	—
Change in valuation allowance	1,043,802	272,783
Income tax provision	$591,919	$—

As of December 31, 2022 or December 31, 2021, the Company did not have any material U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2022 and for the period from January 4, 2021 (inception) through December 31, 2021, the change in the valuation allowance was $1,043,802 and $272,783, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2022 and December 31, 2021 is as follows:

	December 31,	December 31,
	2022	2021
Statutory federal income tax rate	21.0%	21.0%
Tax effects of change in fair value of warrant liability	(37.2)%	(117.0)%
Gain on deferred underwriting	(1.7)%	—
Net operating loss	0.3%	—
Tax effects of transaction costs allocated to warrant liability	—	78.0%
Change in valuation allowance	32.1%	18.0%
Income tax provision	14.5%	—%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

NOTE 12. FAIR VALUE MEASUREMENT

The following table presents information about the Company’s assets and liabilities that are measured at fair value at December 31, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

		December 31,
Description	Level	2022
Assets:
Investments held in Trust Account	1	$208,244,129
Liabilities:
Warrant liability – Public Warrants	1	$1,360,450
Warrant liability – Private Placement Warrants	2	$1,352,000

		December 31,
Description	Level	2021
Assets:
Investments held in Trust Account	1	$205,284,883
Liabilities:
Warrant liability – Public Warrants	1	$4,943,706
Warrant liability – Private Placement Warrants	2	$4,913,000

Warrants

The warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within the statement of operations.

The warrants were initially valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the warrants is the expected volatility of the common stock. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant price will be used as the fair value as of each relevant date. As of December 31, 2022 and December 31, 2021, the fair value of the Private Placement Warrants was the equivalent to that of the Public Warrants as they had substantially the same terms; however, they are not actively traded, as such are listed as a Level 2 in the hierarchy table above.

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs.

On November 22, 2021, the Public Warrants surpassed the 52-day threshold waiting period to be publicly traded in accordance with the Prospectus filed September 29, 2021. Once publicly traded, the observable input qualifies the liability for treatment as a Level 1 liability. As such, as of December 31, 2021, the Company classified the Public Warrants as Level 1.

The estimated value of the Public Warrants and Private Placement Warrants transferred from a Level 3 measurement to a Level 1 measurement and Level 2 measurement, respectively from the initial measurement through December 31, 2021 was $9,856,706 as presented in the changes in fair value of Level 3 warrant liabilities table below.

	Private		Warrant
	Placement	Public	Liabilities
Fair value as of January 4, 2021 (inception)	$—	$—	$—
Initial measurement on October 4, 2021	5,780,000	5,816,125	11,596,125
Change in fair value	(867,000)	(872,419)	(1,739,419)
Transfer to Level 1	—	(4,943,706)	(4,943,706)
Transfer to Level 2	(4,913,000)	—	(4,913,000)
Fair value as of December 31, 2021	$—	$—	$—

NOTE 13. SUBSEQUENT EVENTS

The Company evaluated events that have occurred up to the date the financial statements were issued. Based upon the review, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ARTEMIS STRATEGIC INVESTMENT CORPORATION,

as the Purchaser,

ASIC MERGER SUB INC.,

as Merger Sub,

ARTEMIS SPONSOR, LLC,

in the capacity as the Purchaser Representative,

SUREN AJJARAPU,

in the capacity as the Seller Representative,

and

DANAM HEALTH, INC.,

as the Company,

Dated as of August 7, 2023

A-i

A-ii

INDEX OF EXHIBITS

Exhibit	Description

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Non-Competition Agreement
Exhibit D	Form of Founder Share Letter

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of August 7, 2023 by and among (i) Artemis Strategic Investment Corporation, a Delaware corporation (together with its successors (as defined below), the “Purchaser”), (ii) ASIC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Artemis Sponsor, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Purchaser (other than the Company Stockholders (as defined below) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iv) Suren Ajjarapu, an individual, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (v) Danam Health, Inc., a Delaware corporation (the “Company”). The Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A.The Company, directly and indirectly through its subsidiaries, engages in the business of the development of specific patient centric healthcare technology, and patient centric pharmacy and wholesale distribution of pharmaceuticals to optimize the last mile delivery of patient medication delivery and medication adherence that empowers consumers to take control of their prescription fulfillment and overall health;

B.The Purchaser owns all of the issued and outstanding capital stock of Merger Sub, which was formed for the sole purpose of the Merger (as defined below);

C.The Company entered into that certain Membership Interest Purchase Agreement, dated as of May 11, 2023, (the “Wellgistics Purchase Agreement”), with Wellgistics, LLC a Florida limited liability company (“Wellgistics”), and its selling equity holders pursuant to which, among other things, the Company agreed to acquire all of the issued and outstanding membership interests of Wellgistics in a transaction that will close immediately prior to the Effective Time;

D.The Company entered into that certain Membership Interest Purchase Agreement, dated as of January 21, 2023 (the “Wood Sage Purchase Agreement”), with Wood Sage, LLC, a Florida limited liability company (“Wood Sage”), and its selling shareholder pursuant to which, among other things, the Company agreed to acquire all of the issued and outstanding membership interests of Wood Sage in a transaction that will close prior to the Effective Time;

E.The Parties intend to effect the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity (the “Merger”), as a result of which all of the issued and outstanding capital stock of the Company immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each Company Stockholder to receive its Pro Rata Share (as defined herein) of the Merger Consideration (as defined herein), all upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (as amended and in effect from time to time, the “DGCL”), all in accordance with the terms of this Agreement;

F.The boards of directors of the Company, the Purchaser and Merger Sub have each (i) determined that the Merger is fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger;

G.The Purchaser has received voting and support agreements in the form attached as Exhibit A hereto (collectively, the “Voting Agreements”) signed by the Company and the holders of Company Common Stock (as defined herein) sufficient to approve the Merger and the other transactions contemplated by this Agreement;

H.Simultaneously with the execution and delivery of this Agreement, the Significant Company Holders have each entered into (i) a Lock-Up Agreement with Purchaser and the Purchaser Representative with respect to 90% of the shares of Purchaser Class A Common Stock they shall receive pursuant to this Agreement (including any Earnout Shares), the form of which is attached as Exhibit B hereto (each, a “Lock-Up Agreement”) and (ii) a Non-Competition and Non-Solicitation Agreement in favor of Purchaser and the Company, the form of which is attached as Exhibit C hereto (each, a “Non-Competition Agreement”), each of which agreements described in clauses (i) and (ii) above shall become effective as of the Closing;

I.Simultaneously with the execution of this Agreement, Purchaser’s sponsor, Artemis Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), has entered into a letter agreement with Purchaser and the Company (the “Founder Share Letter”), the form of which is attached as Exhibit D hereto, pursuant to which the Sponsor has agreed that effective upon the Closing (as defined herein), to subject 2,000,000 of the Founder Shares (defined below) owned by the Sponsor to vesting and a price-based post-Closing earnout;

J.The Purchaser and certain of the Company Stockholders who are expected to be Affiliates of the Purchaser immediately after the Closing will enter into a Registration Rights Agreement in a form mutually agreed upon by the Parties within forty-five (45) days after the date hereof (the “Registration Rights Agreement”), pursuant to which certain Company Stockholders will be granted certain registration rights with respect to their shares of Purchaser Class A Common Stock received as Merger Consideration hereunder (including Earnout Shares, if any), on the terms and subject to the conditions set forth therein;

K.The Parties intend that the Merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (as defined herein); and

L.Certain capitalized terms used herein are defined in Article X hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE I

MERGER

1.1Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the Surviving Corporation).

1.2Effective Time. The Parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger for the merger of Merger Sub with and into the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be specified in the Certificate of Merger, being the “Effective Time”).

1.3Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

1.4Tax Treatment. For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.5Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Corporation, except that the name of the Surviving Corporation in such Certificate of Incorporation and Bylaws shall be amended to be “Danam Health, Inc.”

1.6Directors and Officers of the Surviving Corporation. At the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Purchaser, after giving effect to Section 5.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

1.7Amended Purchaser Charter. Upon the Effective Time, the Purchaser shall amend and restate its Amended and Restated Certificate of Incorporation in a form to be mutually agreed between the Purchaser and the Company (the “Amended Purchaser Charter”) which shall, among other matters, amend the Purchaser’s Certificate of Incorporation to (i) provide that the name of the Purchaser shall be changed to “Danam Health Holding Corporation” or such other name as mutually agreed to by the Parties, (ii) provide for size and structure of the Post-Closing Purchaser Board in accordance with Section 5.17, and (iii) remove and change certain provisions in the Certificate of Incorporation related to the Purchaser’s status as a blank check company.

1.8Merger Consideration. As consideration for the Merger, the Company Stockholders shall be entitled to receive from the Purchaser, in the aggregate, a number of shares of Purchaser Class A Common Stock with an aggregate value equal to (the “Merger Consideration”) (a) One Hundred and Seventy Million U.S. Dollars ($170,000,000), minus (b) the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital (but not less than zero), minus (c) the amount of Closing Net Debt, with each Company Stockholder receiving for each share of Company Common Stock held (but excluding any Company Securities described in Section 1.9(b)) a number of shares of Purchaser Class A Common Stock equal to (i) the Merger Consideration, divided by (ii) the Redemption Price (the “Merger Consideration Shares”); provided, that the Merger Consideration otherwise payable to Company Stockholders is subject to adjustment in accordance with Section 1.13. Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Stockholders shall have the contingent right to receive Earnout Shares as additional consideration if the requirements for receipt of such Earnout Share Payments as set forth in Section 1.17 are satisfied.

1.9Effect of Merger on Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of the Purchaser or Merger Sub:

(a)Company Common Stock. Subject to clause (b) below, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration (as it may be adjusted after the Closing pursuant to Section 1.13, with each Company Stockholder being entitled to receive its Pro Rata Share of the Merger Consideration, without interest, upon delivery of the Transmittal Documents in accordance with Section 1.10. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.15 below).

(b)Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, such Company Securities shall be canceled and shall cease to exist without any conversion thereof or payment therefor.

(c)Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 1.15 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.15.

(d)Company Convertible Securities. All Company Convertible Securities, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Common Stock.

1.10Surrender of Company Securities and Disbursement of Merger Consideration.

(a)Prior to the Effective Time, the Purchaser shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to the Company (the “Exchange Agent”), for the purpose of exchanging the certificates, if any, representing Company Common Stock (“Company Certificates”). At or prior to the Effective Time, the Purchaser shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration Shares. At or prior to the Effective Time, the Purchaser shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a letter of transmittal for use in such exchange, in a form mutually agreed upon by the Parties prior to the Closing (a “Letter of Transmittal”) (which shall specify that the delivery of Company Certificates in respect of the Merger Consideration Shares shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b)Each Company Stockholder shall be entitled to receive its Pro Rata Share Merger Consideration in respect of the Company Common Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 1.9(b)) and 1.8(c)) as soon as reasonably practicable after the Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Transmittal Documents”): (i) the Company Certificate(s) for its Company Common Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or the Purchaser. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Merger Consideration Shares (as it may be adjusted after the Closing pursuant to Section 1.13) attributable to such Company Certificate.

(c)If any portion of the Merger Consideration Shares is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Common Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient of such portion of the Merger Consideration Shares, or the Person in whose name such portion of the Merger Consideration Shares is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement and Non-Competition Agreement, and such other Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or the Purchaser and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholders may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to the Purchaser (a “Lost Certificate Affidavit”), which at the reasonable discretion of the Purchaser may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Purchaser or the Surviving Corporation with respect to the shares of Company Common Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.10(d) shall be treated as a Company Certificate for all purposes of this Agreement.

(e)After the Effective Time, there shall be no further registration of transfers of Company Common Stock. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation, the Purchaser or the Exchange Agent, they shall be canceled and exchanged for the applicable portion of the Merger Consideration Shares provided for, and in accordance with the procedures set forth in this Section 1.10. No dividends or other distributions declared or made after the date of this Agreement with respect to Purchaser Common Stock with a record date after the Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to the Purchaser Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, Purchaser shall promptly deliver to the record holders thereof, without interest, the certificates representing the Purchaser Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Purchaser Common Stock.

(f)All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Notwithstanding the foregoing, none of the Surviving Corporation, the Purchaser or any Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)Notwithstanding anything to the contrary contained herein, no fraction of a share of Purchaser Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Purchaser Common Stock (after aggregating all fractional shares of Purchaser Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Purchaser Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Purchaser Common Stock.

1.11Effect of Transaction on Merger Sub Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any shares of capital stock of the Purchaser or Merger Sub, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of the Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

1.12Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of the Closing Net Debt and Net Working Capital, in each case, as of the Reference Time, and the resulting Merger Consideration based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies. Promptly upon delivering the Estimated Closing Statement to the Purchaser, if requested by the Purchaser, the Company will meet with the Purchaser to review and discuss the Estimated Closing Statement and the Company will consider in good faith the Purchaser’s comments to the Estimated Closing Statement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

1.13Merger Consideration Adjustment.

(a)Within ninety (90) days after the Closing Date, Purchaser’s Chief Financial Officer (the “CFO”) shall deliver to the Purchaser Representative and the Seller Representative a statement (the “Closing Statement”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time and (ii) a good faith calculation of the Closing Net Debt and Net Working Capital, in each case, as of the Reference Time, and the resulting Merger Consideration using the formula in Section 1.8. The Closing Statement shall be prepared, and the Closing Net Debt and Net Working Capital and the resulting Merger Consideration and Merger Consideration Shares shall be determined in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(b)After delivery of the Closing Statement, each of the Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, shall be permitted reasonable access to the books, records, working papers, files, facilities and personnel of the Target Companies relating to the preparation of the Closing Statement. The Seller Representative and the Purchaser Representative, and their respective Representatives on their behalves, may make inquiries of the CFO and related Purchaser and Target Company personnel and advisors regarding questions concerning or disagreements with the Closing Statement arising in the course of their review thereof, and Purchaser and the Company shall provide reasonable cooperation in connection therewith. If either the Seller Representative or the Purchaser Representative (each, a “Representative Party”) has any objections to the Closing Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail) (an “Objection Statement”). If an Objection Statement is not delivered by a Representative Party within thirty (30) days following the date of delivery of the Closing Statement, then such Representative Party will have waived its right to contest the Closing Statement, all determinations and calculations set forth therein, and the resulting Merger Consideration set forth therein. If an Objection Statement is delivered within such thirty (30) day period, then the Seller Representative and the Purchaser Representative shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Purchaser Representative do not reach a final resolution within such twenty (20) day period, then upon the written request of either Representative Party (the date of receipt of such notice by the other Party, the “Independent Expert Notice Date”), the Representative Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.13(c). For purposes hereof, the “Independent Expert” shall mean a mutually acceptable independent (i.e., no prior material business relationship with any Party for the prior two (2) years) accounting firm appointed by the Purchaser Representative and the Seller Representative, which appointment will be made no later than ten (10) days after the Independent Expert Notice Date); provided, that if the Independent Expert does not accept its appointment or if the Purchaser Representative and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Representative Party may require, by written notice to the other Representative Party, that the Independent Expert be selected by the New York City Regional Office of the AAA in accordance with the AAA’s procedures. The Parties agree that the Independent Expert will be deemed to be independent even though a

Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in this Section 1.13. The Parties acknowledge that any information provided pursuant to this Section 1.13 will be subject to the confidentiality obligations of Section 5.15.

(c)If a dispute with respect to the Closing Statement is submitted in accordance with this Section 1.13 to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.13(c). Each of the Seller Representative and the Purchaser Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by the Purchaser. Except as provided in the preceding sentence, all other costs and expenses incurred by the Seller Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Company Stockholders, and all other costs and expenses incurred by the Purchaser Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by the Purchaser Representative and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by a Representative Party in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each of the Seller Representative and the Purchaser Representative will use their reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.13. It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). The Seller Representative and the Purchaser Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Purchaser Representative and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(d)For purposes hereof, the term “Adjustment Amount” shall mean (x) the Merger Consideration as finally determined in accordance with this Section 1.13, less (y) the Merger Consideration that was issued at the Closing pursuant to the Estimated Closing Statement.

(i)If the Adjustment Amount is a positive number, then Purchaser shall, within ten (10) Business Days after such final determination of the Merger Consideration, issue to the Company Stockholders an additional number of shares of Purchaser Common Stock equal to (x) the Adjustment Amount, divided by (y) the Redemption Price. Such additional shares of Purchaser Common Stock shall be considered additional Merger Consideration under this Agreement and, with respect to the Significant Company Holders, “Restricted Securities” under the Lock-Up Agreements.

(ii)If the Adjustment Amount is a negative number, then the Seller Representative shall, within three (3) Business Days after such final determination, deliver to the Purchaser a number of shares of Purchaser Common Stock with a value equal to the absolute value of the Adjustment Amount (with each share of Purchaser Common Stock valued at the Redemption Price). Purchaser will promptly cancel any shares of Purchaser Common Stock delivered to it by the Seller Representative promptly after its receipt thereof.

1.14Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.15Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Company Common Stock (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the Merger Consideration Shares with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Purchaser and the Purchaser Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of the Purchaser and the Purchaser Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Merger Consideration Shares shall be reduced by the Pro Rata Share of any Dissenting Stockholders attributable to any Dissenting Shares and the Dissenting Stockholders shall have no rights to any portion of the Merger Consideration Shares with respect to any Dissenting Shares.

1.16Earnout.

(a)Earnout Generally. In addition to the Merger Consideration Shares to be issued by the Purchaser to the Company Stockholders, after the Closing, subject to the terms and conditions set forth herein, the Company Stockholders shall have the contingent right to receive, up to 3,000,000 shares of Purchaser’s Class A Common Stock (such shares of Purchaser Class A Common Stock, subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, the “Earnout Shares”), as additional consideration as follows:

(i)If Purchaser’s gross revenues, based on the consolidated gross revenue of Purchaser and its Subsidiaries (including the Company) (the “Gross Revenues”), at any point during the calendar year ending December 31, 2024 (the “2024 Earnout Year”), is greater than or equal to Fifty Million Dollars ($50,000,000) (“First Earnout Milestone”), then, subject to the terms and conditions of this Agreement, each of the Company Stockholders shall receive a pro rata share (such pro rata allocation based on the number of shares of Company Class A Common Stock owned by such Company Stockholder, divided by the total number of shares of Company Class A Common Stock owned by all Company Stockholders (such percentage being each such Company Stockholder’s “Earnout Percentage”) of 1,000,000 Earnout Shares;

(ii)If Purchaser’s Gross Revenues at any point during the calendar year ending December 31, 2025 (the “2025 Earnout Year” and together with the 2024 Earnout Year the “Earnout Years” and each an “Earnout Year”) is greater than or equal to Eighty Five Million ($85,000,000) (“Second Earnout Milestone”, and together with the First Earnout Milestone the “Earnout Milestones” and each an ”Earnout Milestone”), then, subject to the terms and conditions of this Agreement, Purchaser shall issue to each of the Company Stockholders such Company Stockholder’s Earnout Percentage of 2,000,000 Earnout Shares;

For the avoidance of doubt, in no event shall the aggregate number of Earnout Shares issued under this Section 1.16, exceed 3,000,000 shares other than as the results of equitable adjustments for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing.

(b)Determination of Earnout.

(i)Within ten (10) Business Days after each calendar quarter until a Milestone is reached in any Earnout Year, the CFO will prepare and deliver to the Representative Parties, a written statement (each, an “Earnout Statement”) that sets forth the CFO’s determination in accordance with the terms of this Section 1.16 of the Gross Revenue for the Earnout Year-to-date, and whether the applicable Earnout Milestone has been reached during such Earnout Year-to-date. Each Representative Party will have twenty (20) days after its receipt of the Earnout Statement to review it, and each Representative Party and its Representatives on its behalf may make inquiries to the CFO and related personnel and advisors of Purchaser and its Subsidiaries regarding questions concerning or disagreements with the Earnout Statement arising in the course of their review thereof, and Purchaser and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to an Earnout Statement, such Representative Party shall deliver to the CFO and the other Representative Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within twenty (20) days following the date of delivery of such Earnout Statement, then such Representative Party will have waived its right to contest such Earnout Statement and the determination of the Gross Revenues for such Earnout Year (and whether an Earnout Milestone has been reached for such Earnout Year-to-date) as set forth therein. If such written statement is delivered by a Representative Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the

Reviewing Parties do not reach a final resolution within such ten (10) Business Day period, then, upon the written request of either Representative Party, the Reviewing Parties will refer the dispute to the Independent Expert for final resolution of the dispute in accordance with Section 1.16(b)(ii) below.

(ii)If a dispute with respect an Earnout Statement is submitted in accordance with this Section 1.16(b) to the Independent Expert for final resolution, the Parties will follow the procedures set forth in this Section 1.16(b)(ii). Each Reviewing Party agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert, and all other out-of-pocket costs and expenses incurred by a Reviewing Party in connection with resolving any dispute hereunder before the Independent Expert, will be borne by Purchaser. The Independent Expert will determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. Each Reviewing Party will use their commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Reviewing Party will be entitled, as part of its presentation, to respond to the presentation of the other Reviewing Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 1.16(b)(ii). It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Each Reviewing Party will request that the Independent Expert’s determination be made within thirty (30) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to the Reviewing Parties and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).

(c)Operation of Business. The Purchaser agrees that during the period commencing from the Closing through the end of the 2025 Earnout Year (the “Earnout Period”) it will not and will not permit the Company and its Subsidiaries to take any action that does not have a legitimate business purpose, and will not and will not permit the Company to burden the Company and its Subsidiaries with any unnecessary expenses that would reasonably be expected to reduce Gross Revenues of the Company and its Subsidiaries. In furtherance therewith, the Purchaser agrees to provide to the Seller Representative quarterly financial statements of the Company and its Subsidiaries and further agrees that:

(i)the Company and its Subsidiaries shall be operated as a separate entity from the Purchaser and any of its Affiliates (other than the Company) at all times during the Earnout Period, with separate accounting records prepared by Purchaser;

(ii)The Purchaser shall not cause the Company to, and the Company and its Subsidiaries shall not, transfer their businesses, or any portion thereof, to Purchaser or any of its Affiliates;

(iii)Purchaser shall cause the Company to, and the Company and its Subsidiaries shall, continue to offer for sale the Company’s and its Subsidiaries’ goods and services that were sold immediately prior to the Closing;

(iv)If, during the Earnout Period a Company Sale is consummated, then, all previously unearned Earnout Shares shall be deemed earned and no later than the closing date of such transaction, Purchaser shall issue any previously unissued Earnout Shares to the Company Stockholders. For purposes hereof: a Company Sale” means any transaction or series of transactions pursuant to which any Person(s), individually or collectively, acquires, directly or indirectly: (A) 50% or more of the outstanding equity or voting securities of the Purchaser, the Company or a material Subsidiary (whether by merger, consolidation, reorganization, recapitalization, combination, sale, transfer or otherwise); or (B) a material portion of the Company’s assets (other than assets sold in the ordinary course of the Company’s business).

ARTICLE II

CLOSING

2.1Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VI, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Purchaser, 1345 Avenue of the Americas, New York, NY 10105, on a date and at a time to be agreed upon by Purchaser and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, or (ii) the SEC Reports that are available on the SEC’s website through EDGAR, the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

3.1Organization and Standing. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.

3.2Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

3.3Governmental Approvals. Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.4Non-Contravention. Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser.

3.5Capitalization.

(a)Purchaser is authorized to issue 401,000,000 shares of capital stock consisting of (i) 400,000,000 shares of Purchaser Common Stock including (A) 380,000,000 shares of Purchaser Class A Common Stock and (B) 20,000,000 shares of Purchaser Class B Common Stock, and (ii) 1,000,000 shares of Purchaser Preferred Stock. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth on Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding shares of Purchaser Preferred Stock. All outstanding shares of Purchaser Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.

(b)Prior to giving effect to the Merger, Merger Sub is authorized to issue 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding, and all of which are owned by the Purchaser. Prior to giving effect to the transactions contemplated by this Agreement, other than Merger Sub, Purchaser does not have any Subsidiaries or own any equity interests in any other Person.

(c)Except as set forth in Schedule 3.5(a) or Schedule 3.5(c) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Purchaser to repurchase, redeem or otherwise acquire any shares of Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which Purchaser is a party with respect to the voting of any shares of Purchaser.

(d)All Indebtedness of Purchaser as of the date of this Agreement is disclosed on Schedule 3.5(d). Except as set forth on Schedule 3.5(d), no Indebtedness of Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Purchaser, (iii) the ability of Purchaser to grant any Lien on its properties or assets, or (iv) the consummation of the Merger.

(e)Since the date of formation of Purchaser, and except as contemplated by this Agreement, Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Purchaser’s board of directors has not authorized any of the foregoing.

3.6SEC Filings and Purchaser Financials.

(a)The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). Except for any changes (including any required revisions to or restatements of the Purchaser Financials (defined below) or the SEC Reports) to (A) the Purchaser’s historical accounting of the Purchaser Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies that was issued by the SEC on April 12, 2021, and related guidance by the SEC or (B) the Purchaser’s accounting or classification of Purchaser’s outstanding redeemable shares as temporary, as opposed to permanent, equity that may be required as a result of related statements by the SEC staff or recommendations or requirements of the Purchaser’s auditors (clauses (A) and (B), collectively, “SEC SPAC Accounting Changes”), the SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Units and the shares of Purchaser Class A Common Stock are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate listing and governance rules of Nasdaq.

(b)Except for the SEC SPAC Accounting Changes, the financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable). The Purchaser has no off-balance sheet arrangements.

(c)Except for the SEC SPAC Accounting Changes or as and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet prepared in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet prepared in accordance with GAAP that have been incurred since the Purchaser’s formation in the ordinary course of business.

3.7Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 3.7, the Purchaser has, (a) since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since January 1, 2022, not been subject to a Material Adverse Effect on the Purchaser.

3.8Compliance with Laws. The Purchaser is, and has since its formation been, in compliance, in all material respects, with all Laws applicable to it and the conduct of its business, and the Purchaser has not received written notice alleging any violation of applicable Law in any material respect by the Purchaser.

3.9Actions; Orders; Permits. There is there is no pending or, to the Knowledge of the Purchaser, threatened Action to which the Purchaser is subject. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

3.10	Taxes and Returns.

(a)The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b)Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

3.11Employees and Employee Benefit Plans. The Purchaser does not (a) have any paid employees, consultants or independent contractors who are natural persons or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

3.12Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

3.13Material Contracts.

(a)Except as set forth on Schedule 3.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b)With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.

3.14Transactions with Affiliates. Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.

3.15Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

3.16Investment Company Act. As of the date of this Agreement, the Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

3.17Finders and Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.

3.18Ownership of Merger Consideration Shares. All shares of Purchaser Common Stock to be issued and delivered to the Company Stockholders as Merger Consideration Shares and Earnout Shares in accordance with Article I shall be, upon issuance and delivery of such Purchaser Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, , and any Liens incurred by any Company Stockholder, and the issuance and sale of such Purchaser Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

3.19Certain Business Practices.

(a)Neither the Purchaser, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.

(b)The operations of the Purchaser are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.

(c)None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

3.20Insurance. Schedule 3.20 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.

3.21Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to the Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to the Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

3.22Information Supplied. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders, the Company Stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Purchaser expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Company or its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to the Purchaser, as of the date hereof and as of the Closing, as follows:

4.1Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 4.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

4.2Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its shareholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement. The Voting Agreements delivered by the Company include holders of Company Stock representing at least the Required Company Stockholder Approval, and such Voting Agreements are in full force and effect.

4.3Capitalization.

(a)The Company is authorized to issue 10,000 shares of Company Common Stock, par value $0.001 per share, 100 of which shares are issued and outstanding. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding shares of Company Common Stock and other equity interests of the Company are set forth on Schedule 4.3(a), along with the beneficial and record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company Charter or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws.

(b)Other than as set forth on Schedule 4.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 4.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Charter, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c)Except as disclosed in the Company Financials, since January 1, 2023, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

4.4Subsidiaries. Schedule 4.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof and (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Company or its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Subsidiaries listed on Schedule 4.4, the Company does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. None of the Company or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

4.5Governmental Approvals. Except as otherwise described in Schedule 4.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws and (c) where the failure to obtain such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole or its ability to perform its obligations under this Agreement or the Ancillary Document or consummate the transactions contemplated hereby or thereby.

4.6Non-Contravention. Except as otherwise described in Schedule 4.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or its ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.

4.7Financial Statements.

(a)As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2022 and December 31, 2021, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”), and (ii) the Company prepared and auditor reviewed financial statements, consisting of the consolidated balance sheet of the Target Companies as of June 30, 2023 (the “Interim Balance Sheet Date”) and the related consolidated income statement, changes in stockholder equity and statement of cash flows for the six (6) months then ended, and the related unaudited consolidated income statement, changes in shareholder equity and statement of cash flows for the six (6) months then ended. True and correct copies of the Company Financials have been provided to the Purchaser. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. In the past five (5) years, no Target Company or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

(c)The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 4.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d)Except as set forth on Schedule 4.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e)All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to the Purchaser or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable at the time of preparation.

(f)All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business.

4.8Absence of Certain Changes. Except as set forth on Schedule 4.8, since December 31, 2022, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) (without giving effect to Schedule 5.2) if such action were taken on or after the date hereof without the consent of the Purchaser.

4.9Compliance with Laws. No Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2018, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

4.10Company Permits. Each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available to the Purchaser true, correct and complete copies of all material Company Permits, all of which material Company Permits are listed on Schedule 4.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

4.11Litigation. Except as described on Schedule 4.11, there is no (a) Action against or by any Target Company of any nature currently pending or, to the Company’s Knowledge, threatened, (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order against any Target Company now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. The items listed on Schedule 4.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

4.12Material Contracts.

(a)Schedule 4.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 4.12(a), a “Company Material Contract”) that:

(i)contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $100,000;

(v)involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vi)relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii)by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $100,000 per year or $250,000 in the aggregate;

(viii)is with any Top Customer or Top Supplier;

(ix)obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000;

(x)is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi)obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xii)relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiii)provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xiv)relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xv)that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvi)is otherwise material to any Target Company and not described in clauses (i) through (xv) above.

(b)Except as disclosed in Schedule 4.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) to the Company’s Knowledge, the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and to the Company’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

4.13Intellectual Property.

(a)Schedule 4.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 4.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, which is material to the business. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently owned by such Target Company. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments, where applicable, of all Company Registered IP.

(b)Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company, except where the failure to have the same would not, individually or in the aggregate, reasonably be expected to be material to such Target Company or have a Material Adverse Effect on the business of such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all material obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

(c)Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”). Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d)No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. To the Knowledge of the Company, no Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

(e)All officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded except as would not reasonably be expected cause a Material Adverse Effect. To the Knowledge of the Company, no current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available to the Purchaser true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted. Each Target Company has taken security measures that are reasonable in its industry in order to protect the secrecy, confidentiality and value of the material Company IP.

(f)To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g)The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

4.14Taxes and Returns.

(a)Each Target Company has or will have timely filed, or caused to be timely filed, all material federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Tax in all material respects.

(b)There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)No Target Company is being audited by any Tax authority or has been notified in writing by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d)There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e)Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)Except as set forth on Schedule 4.14(f) Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g)No Target Company has made any change in accounting method (except as required by a change in Law or GAAP) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h)No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i)No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j)No Target Company has requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k)No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l)No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15Real Property. Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”), as well as the current annual rent and term under each Company Real Property Lease. The Company has provided to the Purchaser a true and complete copy of each of the Company Real Property Leases, and in the case of any oral Company Real Property Lease, a written summary of the material terms of such Company Real Property Lease. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received written notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

4.16Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 4.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to the Purchaser a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or, to the Knowledge of the Company, any other party, under any of the Company Personal Property Leases, and no Target Company has received written notice of any such condition.

4.17Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials, (d) Liens set forth on Schedule 4.17, and (e) where such failure to have good and marketable title to, or a valid leasehold interest in or right to use, free and clear of all Liens would not reasonably be expected to, individually, or in the aggregate, have a Material Adverse Effect on the Target Companies. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted or that are used or held by the Target Companies for use in the operation of the businesses of the Target Companies, and taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted.

4.18Employee Matters.

(a)Except as set forth in Schedule 4.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. In the last five (5) years, there has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 4.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or management level employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company.

(b)Except as set forth in Schedule 4.18(b), for the last five (5) years, each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)Schedule 4.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2022, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2023. Except as set forth on Schedule 4.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 4.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available to the Purchaser by the Company.

(d)Schedule 4.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 4.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 4.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to the Purchaser by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last five (5) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

4.19Benefit Plans.

(a)Set forth on Schedule 4.19(a) is a true and complete list of each Benefit Plan of a Target Company (each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued according to GAAP and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. Except as set forth on Schedule 4.19(a), no Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(b)Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c)With respect to each Company Benefit Plan which covers any current or former officer, director, consultant, independent contractor or employee (or beneficiary thereof) of a Target Company, the Company has provided to Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority.

(d)With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered, funded , maintained and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e)No Company Benefit Plan is, and no Target Company or any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code sponsors, contributes to, has an obligation to contribute to, or has any Liability with respect to, a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f)There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g)With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees, officers, directors, consultants, or independent contractors of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA, Section 4980B of the Code and with the Patient Protection and Affordable Care Act of 2010, and, to the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would subject any Target Company or any Company Benefit Plan to any material Liability for penalties or excise Taxes under Sections 4980D or 4980H of the Code.

(h)The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i)Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j)All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Corporation or Purchaser or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k)Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 4.19(k). No Company Options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

4.20Environmental Matters. Except as set forth in Schedule 4.20:

(a)Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(b)No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c)No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d)No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e)There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or material Environmental Liabilities.

(f)To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g)The Company has provided to the Purchaser all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently owned, leased, or operated properties of any Target Company.

4.21Transactions with Related Persons. Except as set forth on Schedule 4.21, no Target Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 4.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

4.22Insurance.

(a)Schedule 4.22(a) lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Purchaser. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b)Schedule 4.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company in the past two (2) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

4.23Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

4.24Top Customers and Suppliers. Schedule 4.24 lists, by dollar volume received or paid, as applicable, for each of the twelve (12) months ended on December 31, 2022 and December 31, 2021, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

4.25Certain Business Practices.

(a)No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b)The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

(c)No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.26Healthcare Industry Matters.

(a)Each Target Company is, and has been since January 1, 2018, in compliance in all material respects with all applicable healthcare Laws, including (i) the Federal Food, Drug, and Cosmetic Act (“FDCA”); (ii) all federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), the Sunshine Act (42 U.S.C. §1320a-7h), the Exclusion Law (42 U.S.C. §1320a-7), the Criminal False Statements Law (42 U.S.C. §1320a-7b(a)), Stark Law (42 U.S.C. §1395nn), the False Claims Act (31 U.S.C. §§3729 et seq., 42 U.S.C. §1320a-7b(a)), HIPAA (42 U.S.C. §§1320d et seq.), and any comparable state or local Laws) and; (iii) any applicable state licensing, disclosure and reporting requirements (all of the foregoing, collectively, “Healthcare Laws”). No Target Company has received written notification of any pending Action from the FDA or any other similar regulatory authority alleging that any operation or activity of any Target Company is in material violation of any applicable Healthcare Law.

(b)All material preclinical and clinical investigations conducted or sponsored by any Target Company and intended to be submitted to a regulatory authority to support a regulatory approval are being conducted in compliance in all material respects with all applicable Healthcare Laws administered or issued by the applicable Governmental Authority, including, as applicable, (i) the FDA regulations for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) applicable FDA requirements for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56 and 312 of the Code of Federal Regulations and (iii) applicable federal, state and foreign Healthcare Laws restricting the use and disclosure of individually identifiable health information, including HIPAA.

(c)All material reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any other regulatory authority by each Target Company have been so filed, maintained or furnished. To the Knowledge of the Company, all such reports, documents, claims, permits and notices were complete and accurate on the date filed (or were corrected in or supplemented by a subsequent filing). Neither any Target Company nor, to the Knowledge of the Company, any officer, employee or agent of any Target Company has (i) made an untrue statement of a material fact or any fraudulent statement to the FDA or any other regulatory authority, (ii) failed to disclose a material fact required to be disclosed to the FDA or any other regulatory authority or (iii) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a reasonable basis for the FDA or any other regulatory authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither any Target Company nor, to the Knowledge of the Company, any officer, employee or agent of any Target Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Healthcare Law or authorized by 21 U.S.C. §335a(b) or any similar Healthcare Law. Neither any Target Company nor, to the Knowledge of the Company, any officer, employee or agent of any Target Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935 or any Healthcare Law. As of the date of this Agreement, no Actions that would reasonably be expected to result in material debarment or exclusion are pending or, to the Company’s Knowledge, threatened against any Target Company or, to the Company’s Knowledge, any officer, employee, contractor, supplier (in their capacities as such) or other entities or individuals performing research or work on behalf of any Target Company. No Target Company is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority.

(d)No Target Company has received any written notice, correspondence or other communication from the FDA or any other regulatory authority or from any institutional review board requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, any Target Company.

(e)As of the date of this Agreement, no data generated by any Target Company with respect to its products is the subject of any written regulatory Action, either pending or, to the Company’s Knowledge, threatened, by any Governmental Authority relating to the truthfulness or scientific integrity of such data.

(f)To the Company’s Knowledge, no product manufactured or distributed by any Target Company is (i) adulterated within the meaning of 21 U.S.C. §351 (or any similar Healthcare Law), or (ii) misbranded within the meaning of 21 U.S.C. §352 (or any similar Healthcare Law). Since January 1, 2018, neither any Target Company nor, to the Company’s Knowledge, any of their respective contract manufacturers has received any FDA Form 483, warning letter, untitled letter, or other similar correspondence or written notice from the FDA or any other regulatory authority alleging or asserting material noncompliance with any applicable Healthcare Laws or Permits issued to the Company by the FDA or any other regulatory authority. No manufacturing site owned by any Target Company or, to the Company’s Knowledge, any of their respective contract manufacturers, is or has been since January 1, 2018, subject to a shutdown or import or export prohibition imposed by FDA or another regulatory authority.

4.27Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.28Finders and Brokers . Except as set forth in Schedule 4.28, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

4.29Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

4.30Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to the Purchaser’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its Affiliates.

4.31Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

ARTICLE V

COVENANTS

5.1Access and Information.

(a)During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 7.1 or the Closing (the “Interim Period”), subject to Section 5.15, the Company shall give, and shall cause its Representatives to give, the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies.

(b)During the Interim Period, subject to Section 5.15, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries.

5.2Conduct of Business of the Company.

(a)Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed; provided, however, if written consent is requested by the Company then Purchaser must express its decision to withhold consent in writing within five (5) Business Days and any failure to provide such written notice shall be considered consent to the Company’s request), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement, or the Ancillary Documents as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed; provided, however, if written consent is requested by the Company then Purchaser must express its decision to withhold consent in writing within five (5) Business Days and any failure to provide such written notice shall be considered consent to the Company’s request), the Company shall not, and shall cause its Subsidiaries to not:

(i)amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $250,000 in the aggregate;

(v)increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi)make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii)transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii)terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix)fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)establish any Subsidiary or enter into any new line of business;

(xi)fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii)revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii)waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv)close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities other than in the ordinary course of business;

(xv)except for the acquisition of the Target Companies, acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi)make capital expenditures in excess of $200,000 (individually for any project (or set of related projects) or $500,000 in the aggregate; provided that the Target Companies shall not be prohibited from repairing existing fixed assets in the ordinary course of business;

(xvii)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii)voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix)sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx)enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi)take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii)accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii)enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiv)authorize or agree to do any of the foregoing actions.

5.3Conduct of Business of the Purchaser.

(a)Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed; provided, however, if written consent is requested by the Purchaser then the Company must express its decision to withhold consent in writing within five (5) Business Days and any failure to provide such written notice shall be considered consent to the Purchaser’s request), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 5.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 5.3, nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”), and no consent of any other Party shall be required in connection therewith.

(b)Without limiting the generality of Section 5.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any PIPE Investment) or as set forth on Schedule 5.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed; provided, however, if written consent is requested by the Purchaser then the Company must express its decision to withhold consent in writing within five (5) Business Days and any failure to provide such written notice shall be considered consent to the Purchaser’s request), the Purchaser shall not, and shall cause its Subsidiaries to not:

(i)amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;

(ii)authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 5.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any PIPE Investment and the costs and expenses necessary for an Extension (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $1,000,000);

(v)make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi)amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(vii)terminate, waive or assign any material right under any Purchaser Material Contract;

(viii)fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix)establish any Subsidiary or enter into any new line of business;

(x)fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi)revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;

(xii)waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;

(xiii)acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv)make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

(xv)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi)voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 5.3 during the Interim Period;

(xvii)sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii)enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;

(xix)take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx)authorize or agree to do any of the foregoing actions.

5.4Annual and Interim Financial Statements. During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited consolidated income statement and an unaudited consolidated balance sheet of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

5.5Purchaser Public Filings. During the Interim Period, the Purchaser will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Units, the shares of Purchaser Class A Common Stock and the Purchaser Public Warrants on Nasdaq; provided that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Purchaser Class A Common Stock and the Purchaser Public Warrants.

5.6No Solicitation.

(a)For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.

(b)During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c)Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

5.7No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

5.8Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VI not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

5.9Efforts.

(a)Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)In furtherance and not in limitation of Section 5.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, with each of the Purchaser and the Company bearing fifty percent (50%) of the costs and expenses thereof, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c)As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

(d)Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

5.10Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Notwithstanding anything to the contrary contained herein, each Party shall pay fifty percent (50%) of all transfer, documentary, sales, use, stamp, registration, value added, or other similar Taxes incurred in connection with the Merger. The Party required by applicable Law shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, or the other Parties will join in the execution of any such Tax Returns.

5.11Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

5.12The Registration Statement.

(a)As promptly as practicable after the date hereof, the Purchaser shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Purchaser Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Purchaser stockholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Stockholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their shares of Purchaser Common Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on the Purchaser Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Purchaser stockholders to vote, at a special meeting of Purchaser stockholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares in connection with the PIPE Investment), by the holders of shares of Purchaser Common Stock in accordance with the Purchaser’s Organizational Documents, the DCGL and the rules and regulations of the SEC and Nasdaq, (ii) change of the name of the Purchaser and the adoption and approval of the Amended Purchaser Charter, (iii) the adoption and approval of a new equity incentive plan in substantially the form agreed upon by the Parties prior to the Closing (the “Incentive Plan”), and which will provide for awards for a number of shares of Purchaser Class A Common Stock equal to ten percent (10%) of the aggregate number of shares of Purchaser Common Stock issued and outstanding immediately after the Closing (giving effect to the Redemption), (iv) the appointment of the members of the Post-Closing Purchaser Board in accordance with Section 5.17 hereof, (v) such other matters as the Company and Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Stockholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of Purchaser. If on the date for which the Purchaser Special Meeting is scheduled, Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Stockholder Approval, whether or not a quorum is present, Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, Purchaser will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq. Purchaser shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Purchaser with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition

(financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b)Purchaser shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Redemption. Each of Purchaser and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Purchaser and, after the Closing, the Purchaser Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Purchaser shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Purchaser stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents.

(c)Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Purchaser shall provide the Company with copies of any written comments, and shall inform the Company of any oral comments, that Purchaser or its Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d)As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Purchaser shall distribute the Registration Statement to Purchaser’s stockholders and the Company Stockholders, and, pursuant thereto, shall call the Purchaser Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e)Purchaser shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Redemption.

5.13Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders, or obtain written consent in lieu of a meeting, in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval, including enforcing the Voting Agreements.

5.14Public Announcements.

(a)The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on

Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and the Purchaser Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

5.15Confidential Information.

(a)The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser, to the extent legally permitted, with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 5.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 5.15(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Company and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

(b)The Purchaser hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that the Purchaser or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 5.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 5.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Purchaser shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, the Purchaser and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

5.16Documents and Information. After the Closing Date, the Purchaser and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by the Purchaser Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by the Purchaser or its Subsidiaries (including any Target Company) without first advising the Purchaser Representative in writing and giving the Purchaser Representative a reasonable opportunity to obtain possession thereof.

5.17Post-Closing Board of Directors and Executive Officers.

(a)The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of five (5) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Purchaser Board (i) the four (4) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least two (2) of whom shall be required to qualify as an independent director under Nasdaq rules and (ii) the one (1) person that is designated by the Purchaser prior to the Closing (the “Purchaser Director”, and together with the Company Directors the “Directors” and each individually a ”Director”). The board of directors of the Surviving Corporation immediately after the Closing shall be the same as the board of directors of the Company immediately prior to the Closing. Pursuant to the Amended Purchaser Charter as in effect as of the Closing, the Post-Closing Purchaser Board will be a classified board with three classes of directors, with (I) one class of directors, the Class I Directors, initially serving a one (1) year term, such term effective from the Closing (but any subsequent Class I Directors serving a three (3) year term), (II) a second class of directors, the Class II Directors, initially serving a two (2) year term, such term effective from the Closing (but any subsequent Class II Directors serving a three (3) year term), and (III) a third class of directors, the Class III Directors, serving a three (3) year term, such term effective from the Closing. The non-independent Company Directors shall be Class III Directors. In accordance with the Amended Purchaser Charter as in effect at the Closing, no director on the Post-Closing Purchaser Board may be removed without cause. At or prior to the Closing, the Purchaser will provide each Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such Director.

(b)The Parties shall take all action necessary, including causing the executive officers of Purchaser to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Purchaser immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).

5.18Indemnification of Directors and Officers; Tail Insurance.

(a)The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Purchaser, Merger Sub or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Purchaser, Merger Sub or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and the Purchaser or Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, the Purchaser shall cause the Organizational Documents of the Purchaser and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Purchaser, Merger Sub and the Company to the extent permitted by applicable Law. The provisions of this Section 5.18 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b)For the benefit of the Purchaser’s and Merger Sub’s directors and officers, the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Purchaser’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, the Purchaser shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and the Purchaser shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

(c)In the event, after the Effective Time, the Purchaser or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or the Company (or their respective successors and assigns), as applicable, assume in writing the obligations set forth in this Section 5.18.

5.19Trust Account Proceeds. The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Redemption, and any proceeds received by Purchaser from any PIPE Investment shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including fees or commissions payable to the IPO Underwriters (unless waived) and any legal fees) of the IPO, (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses, (iv) any other Liabilities of the Purchaser as of the Closing and (v) an aggregate amount of up to Seven Million Four Hundred Thousand Dollars ($7,400,000) towards the completion of the acquisitions of Wellgistics and Wood Sage. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.

5.20PIPE Investment; Non-Redemption Agreements.

(a)Without limiting anything to the contrary contained herein, during the Interim Period, the Purchaser may, but shall not be required to, enter into and consummate subscription agreements with investors relating to a private equity investment in the Purchaser to purchase shares of the Purchaser in connection with a private placement, and/or enter into forward purchase arrangements or backstop arrangements with potential investors, in each case on terms mutually agreeable to the Company and the Purchaser, acting reasonably (a “PIPE Investment”), and, if the Purchaser elects to seek a PIPE Investment, the Purchaser and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE Investment and use their respective commercially reasonable efforts to cause such PIPE Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Purchaser).

(b)The Company and the Purchaser acknowledge and agree that concurrently with or immediately after the Closing, the Purchaser may issue up to 2,000,000 shares of Purchaser Class A Common Stock to satisfy working capital costs and to provide incentives for investors to enter into non-redemption agreements or other backstop financing arrangements with the Purchaser.

5.21Excise Tax Payment. The Company and the Purchaser agree that in the event the Closing does not occur on or before December 31, 2023, the Company shall, as an accommodation to the Purchaser, pay when due, all federal excises payable under the Inflation Reduction Act resulting from any redemptions by the Purchaser, in connection with an Extension occurring in calendar year 2023, of shares of Purchaser Class A Common Stock held by its Public Stockholders; provided that the amount of such payment shall increase the Merger Consideration by the amount of such excise tax.

ARTICLE VI

CLOSING CONDITIONS

6.1Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)Required Purchaser Stockholder Approval. The Purchaser Stockholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Stockholder Approval”).

(b)Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c)Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d)Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e)Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 6.1(e) shall have each been obtained or made.

(f)No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g)Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption and any PIPE Investment, the Purchaser shall have net tangible assets of at least $5,000,001.

(h)Appointment to the Board. The members of the Post-Closing Purchaser Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 5.17.

(i)Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(j)Nasdaq Listing. The Company and the Purchaser shall have received confirmation from Nasdaq that the Purchaser Class A Common Stock and the Purchaser Public Warrants shall be eligible for continued listing on the NASDAQ Capital Market.

6.2Conditions to Obligations of the Company. In addition to the conditions specified in Section 6.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver by the Company of the following conditions:

(a)Representations and Warranties. All of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or

Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.

(b)Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)No Purchaser Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.

(d)SEC Compliance. Immediately prior to the Closing, Purchaser shall be in compliance in all material respects with the reporting requirements applicable to it under the Exchange Act.

(e)Nasdaq Listing. The Purchaser Class A Common Stock shall not have been suspended from trading as a result of a delisting from Nasdaq and the shares of Purchaser Class A Common Stock shall have been approved for continued listing on Nasdaq, subject to official notice of issuance.

(f)Private Warrants. All warrants issued to investors in the Purchaser Representative shall have been redeemed, canceled or otherwise forfeited.

(g)Closing Deliveries.

(i)OFFICER CERTIFICATE. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c).

(ii)SECRETARY CERTIFICATE. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to the validity and effectiveness of, and attaching, (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii)GOOD STANDING. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)RESIGNATIONS: Subject to the requirements of Section 5.17, the Company shall have received written resignations, as of the Closing, from each of the directors and officers of the Purchaser.

(v)REGISTRATION RIGHTS AGREEMENT. The Company shall have received a copy of the Registration Rights Agreement, duly executed by the Purchaser and the Sponsor.

6.3Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 6.1, the obligations of the Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver by the Purchaser of the following conditions:

(a)Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or

Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b)Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d)Certain Ancillary Documents. Each Lock-Up Agreement and Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e)Closing Deliveries.

(i)OFFICER CERTIFICATE. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii)SECRETARY CERTIFICATE. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii)GOOD STANDING. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv)CERTIFIED CHARTER. The Company shall have delivered to the Purchaser a copy of the Company Charter, as in effect as of immediately prior to the Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v)EMPLOYMENT AGREEMENTS. The Purchaser shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and the Purchaser, between each of the persons set forth Schedule 6.3(e)(v) hereto and the applicable Target Company or the Purchaser, as noted in Schedule 6.3(e)(v), each such employment agreement duly executed by the parties thereto.

(vi)REGISTRATION RIGHTS AGREEMENT. The Purchaser shall have received a copy of the Registration Rights Agreement, duly executed by the Company Stockholders.

(vii)TRANSMITTAL DOCUMENTS. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(viii)COMPANY CONVERTIBLE SECURITIES. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company shall have terminated, extinguished and cancelled in full any outstanding Company Convertible Securities or commitments therefor that have not been converted immediately prior to the Closing.

(ix)TERMINATION OF CERTAIN CONTRACTS. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Contracts involving the Target Companies and/or Company Stockholder or other Related Persons set forth on Schedule 6.3(e)(ix) shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

(x)WAIVER OF DEFERRED UNDERWRITING COMMISSIONS. The Purchaser shall have received written confirmation, reasonably acceptable to the Purchaser, from both IPO Underwriters that all outstanding deferred underwriting compensation otherwise due to them at or prior to the Closing, have been satisfied or waived in full.

(xi)COMPLETION OF THE ACQUISITONS OF WELLGISTICS AND WOOD SAGE. The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Company has completed the acquisitions of (i) Wellgistics in accordance with the terms and conditions of the Wellgistics Purchase Agreement and (ii) Wood Sage in accordance with the terms and conditions of the Wood Sage Purchase Agreement.

6.4Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION AND EXPENSES

7.1Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a)by mutual written consent of the Purchaser and the Company;

(b)by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VI have not been satisfied or waived by the later of (x) sixty (60) days after the approval of Form S-4 and (y) December 26, 2023 (the “Outside Date”) (provided, that if Purchaser seeks and obtains an Extension, Purchaser shall have the right by providing written notice thereof to the Company to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for Purchaser to consummate its Business Combination pursuant to such Extension and (iii) such period as determined by Purchaser); provided, however, the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c)by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(d)by written notice by the Company to Purchaser, if (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section (i)(a) or Section (i)(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e)by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.1(e) if at such time the Purchaser is in material uncured breach of this Agreement;

(f)by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is uncured and continuing;

(g)by written notice by the Company to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser following the date of this Agreement which is uncured and continuing;

(h)by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s stockholders have duly voted, and the Required Purchaser Stockholder Approval was not obtained; or

(i)by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained.

7.2Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 7.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 7.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 5.14, 5.15, 7.3, 8.1, Article IX and this Section 7.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 8.1). Without limiting the foregoing, and except as provided in Sections 7.3 and this Section 7.2 (but subject to Section 8.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 9.8, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 7.1.

7.3Fees and Expenses.

(a)Subject to Sections 8.1 and 9.15 all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided, that all fees in connection with any regulatory filings made prior to the Closing, including all registration fees or filing fees payable to the SEC, Nasdaq or any Governmental Entity in connection with the transactions contemplated hereby will be borne by the Purchaser As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, brokers, finders, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including fees or commissions payable to the IPO Underwriters (unless waived) and any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.

(b)The Company and the Purchaser acknowledge and agree that concurrently with the Closing the Purchaser may issue up to 1,000,000 shares of Purchaser Class A Common Stock to third parties to satisfy pre-Closing Expenses of the Purchaser.

ARTICLE VIII

WAIVERS AND RELEASES

8.1Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public shareholders (including overallotment shares acquired by Purchaser’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Purchaser may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Purchaser Class A Common Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Stockholders if the Purchaser fails to consummate a Business Combination within eighteen (18) months after the closing of the IPO (or up to 21 months from the closing of the IPO if the Purchaser has entered into a definitive agreement for a Business Combination within eighteen (18) months after the closing of the IPO, as described in more detail in the Prospectus), subject to extension by an amendment to Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay taxes and up to $100,000 of dissolution expenses, and (d) to Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Purchaser or any of its Representatives, on the one hand, and the Company, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Purchaser or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Purchaser or its Affiliates). The Company and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and each of the Company and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, each of the Company and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Purchaser and its Representatives, as applicable, shall be entitled to recover from the Company, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Purchaser or its Representatives, as applicable, prevails in such Action. This Section 8.1 shall survive termination of this Agreement for any reason and continue indefinitely.

ARTICLE IX

MISCELLANEOUS

9.1Non-Survival of Representations, Warranties and Covenants. The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement shall not survive the Closing, including any rights arising out of any breach of such representations and warranties, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (i) those covenants and agreements contained herein and therein that by their terms expressly contemplate performance in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms), and then only with respect to any breaches occurring after the Closing, and (ii) Article VIII and this Article IX.

9.2Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser or Merger Sub at or prior to the Closing, to:

Artemis Strategic Investment Corporation
3310 East Corona Avenue,

Phoenix, Arizona 85040

Attn: Thomas J. Granite, President
Telephone No.:
Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.

  Lloyd N. Steele, Esq.
Facsimile No.:
Telephone No.:
Email:

If to the Purchaser Representative, to: Artemis Sponsor, LLC 3310 East Corona Avenue, Phoenix, Arizona 85040 Attn: Thomas J. Granite, Managing Member Telephone No.: Email:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.

   Lloyd N. Steele, Esq.
Facsimile No.:

Telephone No.:
Email:

If to the Company or the Surviving Corporation, to: Danam Health Inc. 100 Whitaker Road Lutz, FL 33549 Attn: Suren Ajjarapu, Chief Executive Officer Telephone No.: Email:	with a copy (which will not constitute notice) to: Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue NW, Suite 900 Washington, DC 20001 Attn: Andy Tucker Facsimile No.: Telephone No.: Email:
If to the Seller Representative to: Suren Ajjarapu 100 Whitaker Road Lutz, FL 33549 Telephone No Email:	with a copy (which will not constitute notice) to: Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue NW, Suite 900 Washington, DC 20001 Attn: Andy Tucker Facsimile No.: Telephone No.: Email:

If to the Purchaser after the Closing, to:

Daman Health Holding Corporation
100 Whitaker Road

Lutz, FL 33549

Attn: Suren Ajjarapu, Chief Executive Officer

Telephone No.:

Email:

and

the Purchaser Representative

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP
101 Constitution Avenue NW, Suite 900
Washington, DC 20001
Attn: Andy Tucker
Facsimile No.:
Telephone No
Email:

and

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Barry I. Grossman, Esq.

   Lloyd N. Steele, Esq.
Facsimile No.:
Telephone No.:
Email:

9.3Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Purchaser Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.4Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 5.18, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.5Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.5, and any dispute to be determined by the Independent Expert in accordance with Section 1.13) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.5. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of New York. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.6Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Sections 1.13 and 9.5, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any appellate court thereof) (the “Specified Courts”). Subject to Sections 1.13 and 9.5, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 9.1. Nothing in this Section 9.6 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.7WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.9Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.10Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative.

9.11Waiver. The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Purchaser Representative or the

Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of the Purchaser Representative.

9.12Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.13Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its stockholders under the DGCL, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.14Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.15Purchaser Representative.

(a)The Purchaser, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Artemis Sponsor, LLC, in the capacity as the Purchaser Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i)  controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.13; (ii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which the Purchaser Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Purchaser Representative Documents”); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Purchaser Representative Documents; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Purchaser Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Purchaser Representative and to rely on their advice and counsel; (v) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction; and (vi) otherwise enforcing the rights and obligations of any such Persons under any Purchaser Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Purchaser Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Purchaser Securities (other than the Company Stockholders immediately prior to the Effective Time and its successors and assigns). All decisions and actions by the Purchaser Representative, including any agreement between the Purchaser Representative and the Company, Seller Representative, any Company Stockholders shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.15 are irrevocable and coupled with an interest. The Purchaser Representative hereby accepts its appointment and authorization as the Purchaser Representative under this Agreement.

(b)The Purchaser Representative shall not be liable for any act done or omitted under any Purchaser Representative Document as the Purchaser Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Purchaser Representative from and against any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable and documented attorneys’ fees (collectively, “Losses”) incurred without gross negligence, bad faith or willful misconduct on the part of the Purchaser Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Purchaser Representative’s duties under any Purchaser Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Purchaser Representative. In no event shall the Purchaser Representative in such capacity be liable under or in connection with any Purchaser Representative Document for any indirect, punitive, special or consequential damages. The Purchaser Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Purchaser Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Purchaser Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Purchaser, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Purchaser Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 9.15 shall survive the Closing and continue indefinitely.

(c)The Person serving as the Purchaser Representative may resign upon ten (10) days’ prior written notice to the Purchaser and the Seller Representative, provided, that the Purchaser Representative appoints in writing a replacement Purchaser Representative. Each successor Purchaser Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Purchaser Representative, and the term “Purchaser Representative” as used herein shall be deemed to include any such successor Purchaser Representatives.

9.16Seller Representative.

(a)Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Suren Ajjarapu in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 1.13; (iii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iv) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (v) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (vi) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (vii) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and the Purchaser Representative, or the Purchaser shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 9.16 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b)Any other Person, including the Purchaser Representative, the Purchaser, and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. The Purchaser Representative, the Purchaser, and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Stockholder shall have any cause of action against the Purchaser Representative, the Purchaser, or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. The Purchaser Representative, the Purchaser, and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 9.16(d) of the replacement of the Seller Representative).

(c)The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 9.16 shall survive the Closing and continue indefinitely.

(d)If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify the Purchaser Representative and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

9.17Legal Representation. The Parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Purchaser, Merger Sub, the Purchaser Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent the Sponsor, the Purchaser Representative or their respective Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sponsor, the Purchaser Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Purchaser, Merger Sub, any Sponsor, the Purchaser Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and the Purchaser Representative shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and the Purchaser Representative, shall be controlled by the Sponsor and the Purchaser Representative and shall not pass to or be claimed by Purchaser or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

ARTICLE X

DEFINITIONS

10.1Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of the Purchaser prior to the Closing

“Ancillary Documents” means the Voting Agreements, the Lock-Up Agreements, the Founder Share Letter, Registration Rights Agreement and the Letter of Transmittal and each other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercial banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of all Indebtedness of the Target Companies, less (ii) the Closing Company Cash, in each case of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Effective Time.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company Securities” means, collectively, the Company Common Stock and any Company Convertible Securities.

“Company Stockholders” means, collectively, the holders of Company Common Stock.

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled

Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. Section 1151 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 111 et seq., Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 U.S.C. Section 2601 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FDA” means the U.S. Food and Drug Administration (or any successor Governmental Authority).

“Founder Shares” means 5,031,250 shares of Purchaser Class B Common Stock that were initially purchased by the Sponsor in a private placement prior to the IPO and the shares of Purchaser Class A Common Stock that will be issued upon the automatic conversion of the shares of Purchaser Class B Common Stock.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, other than real estate leases, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of September 29, 2021, and filed with the SEC on October 1, 2021 (File No. 333-253092).

“IPO Underwriters” means Barclays and BMO Capital Markets.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party after reasonable inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to the Purchaser, the consummation and effects of the Redemption (or any redemption in connection with the Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) — (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to the Purchaser, the amount of the Redemption (or any redemption in connection with the Extension, if any) or the failure to obtain the Required Purchaser Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to the Purchaser.

“Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Merger Sub.

“Nasdaq” means the Nasdaq Global Market.

“Net Working Capital” means, as of the Reference Time, (i) all current assets of the Target Companies (excluding, without duplication, Closing Company Cash), on a consolidated basis, minus (ii) all current liabilities of the Target Companies (excluding, without duplication, Indebtedness), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company Stockholder.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed a percentage equal to (i) the portion of the Merger Consideration Shares payable by the Purchaser to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Merger Consideration Shares payable by the Purchaser to all Company Stockholders in accordance with the terms of this Agreement.

“Purchaser Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Purchaser.

“Purchaser Common Stock” means the shares of Purchaser Class A Common Stock and Purchaser Class B Common Stock, collectively.

“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of Purchaser.

“Purchaser Private Warrant” means one (1) whole warrant, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Public Warrant” means one (1) whole warrant of which one half (1/2) of one (1) was included as part of each Purchaser Unit, entitling the holder thereof to purchase one (1) share of Purchaser Class A Common Stock at a purchase price of $11.50 per share.

“Purchaser Securities” means the Purchaser Units, the Purchaser Common Stock, the Purchaser Preferred Stock and the Purchaser Warrants, collectively.

“Purchaser Units” means the units issued in the IPO (including overallotment units acquired by Purchaser’s underwriter) consisting of one (1) share of Purchaser Class A Common Stock and one half (1/2) of one (1) Purchaser Public Warrant.

“Purchaser Warrants” means Purchaser Private Warrants and Purchaser Public Warrants, collectively.

“Redemption Price” means an amount equal to the price at which each share of Purchaser Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by Purchaser hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means any Company Stockholder who (i) is an executive officer or director of the Company or (ii) owns more than twenty percent (20%) of the issued and outstanding shares of the Company.]

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means Artemis Sponsor, LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Target Net Working Capital Amount” means an amount equal to zero dollars.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of September 29, 2021, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

10.2Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section

2023 Earnout Year	1.16(a)(i)
2024 Earnout Year	1.16(a)(ii)
AAA Procedures	9.5
Accounts Receivable	4.7(f)
Acquisition Proposal	5.6(a)
Act	Recitals
Adjustment Amount	1.13(d)
Agreement	Preamble
Alternative Transaction	5.6(a)
Amended Purchaser Charter	1.7
Antitrust Laws	5.9(b)
Audited Company Financials	4.7(a)
Business Combination	8.1
Certificate of Merger	1.2
CFO	1.13(a)
Closing	2.1
Closing Date	2.1
Closing Filing	5.14(b)
Closing Press Release	5.14(b)
Closing Statement	1.13(a)
Company	Preamble
Company Benefit Plan	4.19(a)
Company Certificates	1.10(a)
Company Directors	5.17(a)
Company Disclosure Schedules	Article IV
Company Financials	4.7(a)
Company IP	4.13(d)
Company IP Licenses	4.13(a)
Company Material Contracts	4.12(a)
Company Permits	4.10
Company Personal Property Leases	4.16
Company Real Property Leases	4.15
Company Registered IP	4.13(a)
Company Special Meeting	5.13
D&O Indemnified Persons	5.18(a)
D&O Tail Insurance	5.18(b)
DCGL	Recitals
Dispute	9.5
Dissenting Shares	1.14
Dissenting Stockholder	1.14
Earnout Year	1.16(a)(ii))
Earnout Milestone	1.16(a)(ii)
Earnout Period	1.16(c)
Earnout Percentage	1.16(a)(i)
Earnout Shares	1.16(a)
Earnout Statement	1.16(b)(i)
Effective Time	1.2
EGS	2.1
Enforceability Exceptions	3.2
Environmental Permits	4.20(a)
Estimated Closing Statement	1.12
Exchange Agent	1.9(a)
Expenses	7.3

Term	Section

Extension	5.3(a)
Extension Expenses	5.3(a)(iv)
FDCA	4.26(a)
Federal Securities Laws	5.7
First Earnout Milestone	1.16(a)(i)
Gross Revenues	1.16(a)(i)
Healthcare Laws	4.26(a)
Incentive Plan	5.12(a)
Independent Expert	1.13(b)
Independent Expert Notice Date	1.13(b)
Interim Balance Sheet Date	4.7(a)
Interim Period	5.1(a)
Letter of Transmittal	1.10(a)
Lock-Up Agreement	Recitals
Loss	9.15(b)
Lost Certificate Affidavit	1.10(d)
Merger	Recitals
Merger Consideration	1.8
Merger Consideration Shares	1.8
Merger Sub	Preamble
Non-Competition Agreement	Recitals
Objection Statement	1.13(b)
OFAC	3.19(c)
Off-the-Shelf Software	4.13(a)
Outbound IP License	4.13(c)
Outside Date	7.1(b)
Party(ies)	Preamble
PIPE Investment	5.20
Post-Closing Purchaser Board	5.17(a)
Proxy Statement	5.12(a)
Public Certifications	3.6(a)
Public Stockholders	8.1
Purchaser	Preamble
Purchaser Director	5.17(a)
Purchaser Disclosure Schedules	Article III
Purchaser Financials	3.6(b)
Purchaser Material Contract	3.13(a)
Purchaser Representative	Preamble
Purchaser Representative Documents	9.15(a)
Purchaser Special Meeting	5.12(a)
Purchaser Stockholder Approval Matters	5.12(a)
Redemption	5.12(a)
Registration Rights Agreement	Recitals
Registration Statement	5.12(a)
Related Person	4.21
Released Claims	8.1
Representative Party	1.13(b)
Required Company Stockholder Approval	7.2(b)
Required Purchaser Stockholder Approval	6.1(a)
Resolution Period	9.5
SEC Reports	3.6(a)
Second Earnout Milestone	1.16(a)(ii)
Section 409A Plan	4.19(k)
Seller Representative	Preamble

Term	Section

Seller Representative Documents	9.16(a)
Signing Filing	5.14(b)
Signing Press Release	5.14(b)
SPAC Accounting Changes	3.6(a)
Specified Courts	9.6
Surviving Corporation	1.1
Top Customers	4.24
Top Suppliers	4.24
Transmittal Documents	1.9(b)
Voting Agreements	Recitals

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, each Party hereto has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

The Purchaser:

ARTEMIS STRATEGIC INVESTMENT CORPORATION

By:	/s/ Philip N. Kaplan
Name: Philip N. Kaplan
Title: President and Co-Chief Executive Officer

The Purchaser Representative:

ARTEMIS SPONSOR, LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Philip N. Kaplan
Name: Philip N. Kaplan
Title: President and Co-Chief Executive Officer

Merger Sub:

ASIC MERGER SUB INC.

By:	/s/ Philip N. Kaplan
Name: Philip N. Kaplan
Title: President

The Company:

DANAM HEALTH, INC.

By:	/s/ Suren Ajjarapu
Name: Suren Ajjarapu
Title: Chief Executive Officer

The Seller Representative:

/s/ Suren Ajjarapu
Suren Ajjarapu, solely in the capacity as the Seller Representative hereunder

[Signature Page to Business Combination Agreement]

EXECUTION VERSION

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment (“First Amendment”) to Agreement and Plan of Merger is made and entered into as of September 7, 2023, by and among (i) Artemis Strategic Investment Corporation, a Delaware corporation (together with its successors, the “Purchaser”), (ii) ASIC Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), (iii) Artemis Sponsor, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder (the “Purchaser Representative”), (iv) Suren Ajjarapu, an individual, in the capacity as the Seller Representative thereunder (the “Seller Representative”), and (v) Danam Health, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

RECITALS:

WHEREAS, Purchaser, Merger Sub, the Purchaser Representative, the Seller Representative, and the Company have entered into that certain Agreement and Plan of Merger, dated as of August 7, 2023 (the “Original Agreement,” and as amended, including by this First Amendment, the “Merger Agreement”); and

WHEREAS, the Parties now desire to amend the Original Agreement to, among other things, provide that the price per share used to determine the number of shares of Purchaser Class A Common Stock to be issued as Merger Consideration Shares, shall be $10.00 per share, rather than the Redemption Price.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Merger Agreement, the Parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1.Amendments to Merger Agreement.

A.Section 1.8 of the Original Agreement is hereby amended by deleting the words “Redemption Price” and replacing them with the words “Purchaser Share Price”.

B.Section 1.13(d) of the Original Agreement is hereby amended by deleting the words “Redemption Price” in clauses (i) and (ii) thereof and replacing them with the words “Purchaser Share Price”.

C.The definitions in Section 10.1 of the Original Agreement are hereby amended by deleting the definition of “Redemption Price” and adding the following new definition for “Purchaser Share Price”:

“Purchaser Share Price” means $10.00 per share (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

D.Section 7.1(d) of the Original Agreement is hereby amended by replacing the reference to “Section (i)(a) or Section (i)(b)” with “Section 6.2(a) or Section 6.2(b)”.

2.Miscellaneous.  Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein.  This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.  Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Merger Agreement may be further amended or modified after the date hereof in accordance with the terms thereof).  The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.  If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded.  Sections 9.1 through 9.11, 9.13 and 9.14 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

The Purchaser:

ARTEMIS STRATEGIC INVESTMENT CORPORATION

	By:	/s/ Philip Kaplan
		Name:	Philip Kaplan
		Title:	Co-Chief Executive Officer and President

The Purchaser Representative:

ARTEMIS SPONSOR, LLC, solely in the capacity as the Purchaser Representative hereunder

	By:	/s/ Philip Kaplan
		Name:	Philip Kaplan
		Title:	Managing Member

Merger Sub:

ASIC MERGER SUB INC.

	By:	/s/ Philip Kaplan
		Name:	Philip Kaplan
		Title:	Chief Executive Officer and President

The Company:

DANAM HEALTH, INC.

	By:	/s/ Suren Ajjarapu
		Name:	Suren Ajjarapu
		Title:	CEO

The Seller Representative:

/s/ Suren Ajjarapu
_	Suren Ajjarapu, individually, solely in the capacity as the Seller Representative hereunder

[Signature Page to First Amendment to Merger Agreement]

Annex B

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARTEMIS STRATEGIC INVESTMENT CORPORATION

Pursuant to the provisions of § 242 and § 245 of the

General Corporation Law of the State of Delaware

Artemis Strategic Investment Corporation (the “Corporation”), a corporation organized and the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The present name of the Corporation is Artemis Strategic Investment Corporation. The Corporation’s original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 4, 2021. The Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 5, 2021. The Corporation’s Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 16, 2021. The Corporation’s Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 1, 2021 (the “A&R Certificate”).

SECOND: The certificate of incorporation of the Corporation as heretofore in effect is hereby amended and restated in its entirety as set forth in this Second Amended and Restated Certificate of Incorporation hereinafter provided for (the “Certificate of Incorporation”).

THIRD: This Certificate of Incorporation herein certified has been duly adopted by the Corporation in accordance with Sections 242 and 245 of the DGCL and has been adopted by the requisite vote of the stockholders of the Corporation in accordance with the DGCL.

FOURTH: This Certificate of Incorporation shall become effective upon the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware.

FIFTH: This Certificate is being amended and restated in connection with the transactions contemplated by that certain Business Combination Agreement, dated August 7, 2023 (the “Business Combination Agreement”), by and among the Corporation, ASIC Merger Sub Inc. and Danam Health, Inc. As part of the transactions contemplated by the Business Combination Agreement, and in accordance with the A&R Certificate, all shares of outstanding Class B Common Stock of the Corporation shall automatically be converted, on a one-to-one basis, into shares of Class A Common Stock of the Corporation such that, at the effectiveness of this Certificate of Incorporation, only Class A Common Stock remains outstanding. All Class A Common Stock issued and outstanding prior to the effectiveness of this Certificate of Incorporation and all Class A Common Stock issued as part of the Business Combination Agreement, including all Class A Common Stock issued pursuant to the proposed PIPE Investment (as defined in the Business Combination Agreement), shall be renamed as Common Stock for all purposes of this Certificate of Incorporation.

SIXTH: This Certificate Incorporation of the Corporation shall, at the effective time, read as follows:

ARTICLE I.

Name

The name of the Corporation is Danam Health Holding Corporation.

ARTICLE II.

Registered Office

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III.

Purpose and Powers

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV.

Capital Stock

(A)	Authorized Capital Stock.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [●] shares of capital stock, consisting of (i) [●]shares of common stock, par value $0.00001 per share (the “Common Stock”), and (ii) [●] shares of preferred stock, par value $0.00001 per share (the “Preferred Stock”).

Upon the effectiveness of the filing of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each share of the Corporation’s Class A Common Stock, par value $0.0001 per share (the “Old Class A Common Stock”), that was issued and outstanding or held in treasury immediately prior to the Effective Time (including for avoidance of doubt each share of Old Class A Common Stock into which shares of the Corporation’s Class B Common Stock, par value $0.0001 per share (the “Old Class B Common Stock”), automatically converted prior to the Effective Time) will automatically be reclassified as one (1) share of Common Stock (the “New Common Stock”). Any stock certificate that, immediately prior to the Effective Time, represented shares of Old Class A Common Stock (or shares of Old Class B Common Stock that converted into Old Class A Common Stock prior to the Effective Time) will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock as such shares of Old Class A Common Stock have been reclassified and converted into pursuant to the immediately preceding sentence; provided that, upon surrender of any such certificate to the Corporation for exchange, the Corporation shall issue a new certificate for the shares of New Common Stock previously represented thereby.

Notwithstanding anything to the contrary contained herein, the rights and preferences of the Common Stock shall at all times be subject to the rights and preferences of the Preferred Stock as may be set forth in the Certificate of Incorporation or one or more certificates of designations filed with the Secretary of State of the State of Delaware from time to time in accordance with the DGCL and this Certificate of Incorporation. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders of at least a majority of the voting power of the Corporation’s then outstanding shares of capital stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of the Common Stock or the Preferred Stock voting separately as a class or series shall be required therefor unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

(B)	Common Stock.

The voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions of the Common Stock, in addition to those set forth elsewhere herein, are as follows:

(1)	Voting Rights. Each holder of shares of Common Stock shall be entitled to vote at all meetings of the stockholders and to cast one vote for each outstanding share of Common Stock held by such holder on all matters on which stockholders are entitled to vote generally. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.
(2)	Dividends and Distributions. Subject to the prior rights of the holders of all series of Preferred Stock at the time outstanding having prior rights or preferences as to dividends or other distributions, the holders of shares of Common Stock shall be entitled to receive, when and as declared by the Board of Directors, out of the assets of the Corporation legally available therefor, such dividends and other distributions as may be declared from time to time by the Board of Directors and shall share equally on a per share basis in all such dividends and other distributions.
(3)	Liquidation. Subject to the prior rights of creditors of the Corporation, including without limitation the payment of expenses relating to any liquidation, dissolution or winding up of the Corporation, and the holders of all series of Preferred Stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of the Corporation, in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of shares of Common Stock shall be entitled to receive their ratable and proportionate share of the remaining assets of the Corporation. A merger or consolidation of the Corporation with any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation.
(C)	Preferred Stock.

The Board of Directors is hereby expressly authorized, without any action or vote by the Corporation’s stockholders (except as may otherwise be provided by the terms of any series of Preferred Stock then outstanding), to provide for the issuance of all or any shares of the Preferred Stock in one or more series of Preferred Stock, and to fix for each such series the voting powers, if any, designations, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereof, if any, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such series and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by the DGCL.

ARTICLE V.

Board of Directors

(A)	Powers of the Board of Directors.

Except as otherwise provided by the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(B)	Number of Directors.

Subject to any rights of the holders of Preferred Stock to elect directors, the Board of Directors shall consist of one or more members, the exact number of which shall be fixed by, or in the manner provided in, the Corporation’s Amended and Restated Bylaws (as may be further amended, restated, modified or supplemented from time to time, the “Bylaws”).

(C)	Classification of the Board of Directors.

The directors of the Corporation (other than those directors elected by the holders of any series or class of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be and are divided into three (3) classes, designated Class A, Class B and Class C. Each class shall consist, as nearly as may be possible, of one-third (1/3) of the total number of directors constituting the entire Board of Directors. The Board of Directors may assign members of the Board of Directors already in office at the Effective Time to such classes. Subject to the rights of holders of any series or class of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class A shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the Effective Time; each director initially assigned to Class B shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the Effective Time; and each director initially assigned to Class C shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the Effective Time; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, disqualification, resignation or removal. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent directors. A director may resign at any time upon notice to the Corporation as provided in the Bylaws.

(D)	Removal of Directors.

Except for any Preferred Stock Director, any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

(E)	Vacancies.

Subject to the rights of any series of Preferred Stock then outstanding, any vacancy on the Board of Directors, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

(F)	Preferred Stock Directors.

During any period when the holders of any series of Preferred Stock have the right to elect Preferred Stock Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(G)	Powers and Authority.

In addition to the powers and authority expressly conferred upon them herein or by statute, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL and this Certificate of Incorporation.

ARTICLE VI.

Stockholder Action

(A)	Election of Directors.

Elections of directors need not be by written ballot except and to the extent provided in the Bylaws.

(B)	Advance Notice.

Advance notice of nominations for the election of directors or proposals or other business to be considered by stockholders, which are made by any stockholder of the Corporation, shall be given in the manner and to the extent provided in the Bylaws.

(C)	Stockholder Action by Written Consent.

Any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders in lieu of a meeting of stockholders.

Notwithstanding the foregoing, any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

ARTICLE VII.

Limitation of Director Liability; Indemnification

(A)	No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Article VII, because of amendments or modifications of the DGCL or otherwise, shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to the effective date of such repeal or modification.
(B)	To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8(B) or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8(B) shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators.

ARTICLE VIII.

Amendment of Bylaws

In furtherance and not in limitation of the powers conferred upon it by the laws of the State of Delaware, the Board of Directors shall have the power to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the entire Board of Directors (assuming no vacancies on the Board of Directors). The Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE IX.

Amendment of Certificate of Incorporation

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation; provided, however, that, notwithstanding any other provision of this Certificate of Incorporation (and in addition to any other vote that may be required by law), the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the Corporation’s issued and outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, change or repeal or to adopt any provision of this Certificate of Incorporation inconsistent with any provision of Article V, Article VI, Article VII, Article VIII, this Article IX, or Article X.

ARTICLE X.

Corporation Opportunity

In the event that a member of the Board of Directors who is not an employee of the Corporation or its subsidiaries, or any employee or agent of such member, other than someone who is an employee of the Corporation or its subsidiaries (collectively, the “Covered Persons”), acquires knowledge of any business opportunity matter, potential transaction, interest or other matter, unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in connection with such individual’s service as a member of the Board of Directors of the Corporation (a “Corporate Opportunity”), then the Corporation to the Maximum extent permitted from time to time under the DGCL (including Section 122(17) thereof): (a) renounces any expectancy that such Covered Person offer an opportunity to participate in such Corporate Opportunity to the Corporation; and (b) waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such Covered Person to the Corporation or any of its affiliates. No amendment or repeal of this paragraph shall apply to or have any effect on the liability or alleged liability of any officer, director or stockholder of the Corporation for or with respect to any opportunities of which such officer, director or stockholder becomes aware prior to such amendment or repeal.

ARTICLE XI.

Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (A) (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

* * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on its behalf this                   day of                   2023.

ARTEMIS STRATEGIC INVESTMENT CORPORATION

By:
Name:
Title:	Chief Executive Officer

Annex C

AMENDED AND RESTATED BYLAWS

OF

DANAM HEALTH HOLDING CORPORATION

A Delaware Corporation

Effective [●], 2023

C-i

C-ii

AMENDED AND RESTATED BYLAWS

OF

DANAM HEALTH HOLDING CORPORATION

ARTICLE I

OFFICES

1.1 Principal Executive Office. The principal executive office of Danam Health Holding Corporation (the “Corporation”) shall be at such place established by the Board of Directors of the Corporation (the “Board”) in its discretion. The Board shall have full power and authority to change the location of the principal executive office.

1.2 Registered Office. The registered office of the Corporation shall be as set forth in the Corporation’s Amended and Restated Certificate of Incorporation (as may be amended, restated, modified or supplemented from time to time, the “Certificate of Incorporation”).

1.3 Other Offices. The Corporation may also have offices at such other places, both within and outside of the State of Delaware, as the Board may from time to time determine.

ARTICLE II

STOCKHOLDERS’ MEETINGS

2.1 Place of Meetings. Meetings of stockholders shall be held at such place, if any, either within or outside of the State of Delaware, as shall be designated from time to time by the Board and specified in the notice of the meeting. In the absence of such designation, stockholders’ meetings shall be held at the principal executive office of the Corporation.

2.2 Annual Meetings. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held at such time and date as shall be designated from time to time by the Board and stated in the Corporation’s notice of the meeting. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders.

2.3 Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called at any time by a resolution adopted by the majority of the Board, and may not be called by any other person or persons. The Board acting pursuant to a resolution may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, before or after the notice for such meeting has been sent to the stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

2.4 Notice. Whenever stockholders are required or permitted to take any action at a meeting, whether annual or special, a written notice of the meeting shall be given by the Corporation to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of such meeting. Such notice shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), and, in the case of a special meeting, the purpose or purposes for which the meeting was called. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws (as may be further amended, restated, modified or supplemented from time to time, these “Bylaws”), notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to notice of and to vote at such meeting.

2.5 Adjournments. Any meeting of stockholders, annual or special, whether or not a quorum is present, may be adjourned from time to time for any reason by either the chairman of the meeting, by a resolution adopted by the majority of the Board or in accordance with Section 2.6. Notwithstanding the provisions in Section 2.4 hereof, notice need not be given of any such adjourned meeting if the time, place, if any, and date of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for determining stockholders entitled to notice of the meeting) are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally called or a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in conformity with Section 2.4. At such adjourned meeting, any business may be transacted that might have been transacted at the original meeting if such meeting had been held as originally called.

2.6 Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, then either the chairman of the meeting or the stockholders entitled to vote thereon, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 2.5 hereof, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough stockholders to leave less than a quorum.

2.7 Voting.

(a)Unless otherwise required by law or the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one (1) vote for each share of stock held by such stockholder which has voting power on all matters submitted to a vote of stockholders of the Corporation.
(b)Unless otherwise required by law, the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any regulation applicable to the Corporation or its securities, (i) every matter brought before any meeting of the stockholders, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on such matter that are present in person or represented by proxy at the meeting and are voted for or against the matter, voting as a single class, and (ii) directors shall be elected by vote of the holders of a plurality of the votes cast. Abstentions and broker non-votes shall not be counted as votes for or against the matter. Notwithstanding the foregoing, two or more classes or series of stock shall only vote together as a single class if and to the extent the holders thereof are entitled to vote together as a single class at a meeting. Where a separate vote by class is required, the vote of the holders of a majority in total voting power of each class of Corporation’s outstanding capital stock represented at the meeting and entitled to vote on such matter and are voted for or against the matter shall be the act of such class, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws. The Board, in its discretion, or the Chairman of the Board, or the presiding officer of a meeting of the stockholders, in such person’s discretion, may require that any votes cast (including election of directors) at such meeting shall be cast by written ballot.

2.8 Participation at Stockholder Meetings by Remote Communications. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”) or any successor provision. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (a) participate in a meeting of stockholders, and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by remote communication, provided that (x) the Corporation may implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (y) the Corporation may implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (z) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

2.9 Proxies. Each stockholder entitled to vote at a meeting of stockholders has the right to do so either in person or by one or more agents authorized by a proxy, which may be in the form of a telegram, cablegram or other means of electronic transmission, filed with the Secretary of the Corporation, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering an instrument in writing stating that the proxy is revoked or by filing another proxy bearing a later date with the Secretary of the Corporation.

2.10 No Stockholder Action by Written Consent. Subject to the rights of the holders of any class or series of preferred stock then outstanding, as may be set forth in the certificate of designations for such class or series of preferred stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and may not be taken by written consent of stockholders without a meeting.

2.11 Record Date.

(a)In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board may fix a record date for the determination of the stockholders entitled to notice of any meeting or adjournment thereof. The record date so fixed shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to notice of or to vote at the adjourned meeting.
(b)In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or to exercise rights in respect of any change, conversion or exchange of stock or in respect of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining the stockholders for any such purpose shall be at the close of business on the date on which the Board adopts the resolution relating thereto.

2.12 Stockholders’ List. A complete list of the stockholders entitled to vote at any meeting of stockholders (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order and showing the address of each stockholder, and the number of shares registered in the name of each stockholder, shall be prepared by the officer having charge of the stock ledger. Such list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days before such meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.12 or to vote in person or by proxy at any meeting of stockholders.

2.13 Conduct of Meetings. The meetings of the stockholders shall be presided over by the Chairman of the Board, or if he or she is not present, by the Chief Executive Officer, or if neither the Chairman of the Board, nor the Chief Executive Officer is present, by a chairman elected by a resolution adopted by the majority of the Board. The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

2.14 Advance Notice of Stockholder Business and Director Nominations.

(a)Annual Meetings of Stockholders.
(1)Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.4 and Article VI hereof, (ii) by or at the direction of the Board or any duly authorized committee thereof, or (iii) by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in Section 2.14(a)(2) to the Secretary of the Corporation and at the time of the annual meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in Section 2.14(a)(2); clause (iii) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders. Except as otherwise required by law, any failure to comply with these procedures shall result in the nullification of such nomination or proposal. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a meeting of the stockholders, such stockholder’s right to nominate one or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.
(2)Without qualification, for any nominations or other business to be properly brought before an annual meeting of stockholders by a stockholder pursuant to clause (iii) of Section 2.14(a)(1), the stockholder must have given timely notice thereof, in proper written form as provided in Section 2.14(c), to the Secretary of the Corporation and any such proposed business (other than nominations of persons for the election to the Board) must constitute a proper matter for stockholder action under the DGCL. To be timely, such a stockholder’s notice shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary date of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s annual meeting of stockholders in the year of the closing of the merger contemplated by that certain Business Combination Agreement, dated as of August 7, 2023, by and among Artemis Strategic Investment Corporation, ASIC Merger Sub Inc., and Danam Health, Inc., be deemed to have occurred on May 15th of such year); provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than seventy (70) days after such anniversary date then to be timely such notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made. In no event shall the adjournment or postponement of any meeting, or any announcement thereof, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected as such annual meeting.
(b)Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting delivered pursuant to Section 2.4 and Article VI hereof. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or any duly authorized committee thereof or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (x) is a stockholder of record at the time of delivery by the stockholder of the notice provided for in this Section 2.14(b) to the Secretary of the Corporation and at the time of the special meeting, (y) who is entitled to vote at the meeting and upon such election, and (z) who complies with the notice procedures set forth in this Section 2.14(b). In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice, in proper written form as set forth in Section 2.14(c), shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding the foregoing, if a stockholder is entitled to vote only for a specific class or category of directors at a special meeting of the stockholders, such stockholder’s right to nominate one or more individuals for the election of a director at the meeting shall be limited to such class or category of directors.
(c)Form of Notice. To be in proper written form, such stockholder’s notice to the Secretary (whether pursuant to clauses (a)(2) or (b) of this Section 2.14) must set forth:
(1)as to each person, if any, whom the stockholder proposes to nominate for election or re-election as a director (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, (ii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected and (iii) a reasonably detailed description of any compensatory, payment or other financial agreement, arrangement or understanding that such person has with any other person or entity other than the Corporation including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of the Corporation;
(2)as to any other business (other than the nomination of persons for election as directors) that the stockholder desires to bring before the meeting, (i) a brief description of the business proposed to be brought before the meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) the reasons why the stockholder favors the proposal, (iv) the reasons for conducting such business at the meeting, and (v) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and
(3)as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (ii) the class or series and number of shares of the Corporation’s capital stock that are, directly or indirectly, owned beneficially and of record by such stockholder and by such beneficial owner, (iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation, forwards, futures, swaps, or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owner, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such stockholder or such beneficial owner with respect to shares of capital stock of the Corporation, (v) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (vi) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, (vii) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder and (viii) such other information relating to any proposed item of business as the Corporation may reasonably require to determine whether such proposed item of business is a proper matter for stockholder action.

The foregoing notice requirements of this Section 2.14(c) shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with applicable rules and regulations promulgated under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.

If requested by the Corporation, the information required under clauses (c)(3)(ii), (iii) and (iv) of this Section 2.14 shall be supplemented by such stockholder and any such beneficial owner not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.

(d)General.
(1)The Corporation may require any proposed nominee for election or re-election as a director to furnish such other information, in addition to the information set forth in the stockholder’s notice delivered pursuant to this Section 2.14, as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation and whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the Corporation.
(2)Except as otherwise expressly provide in any applicable rule or regulation promulgated under the Exchange Act, only such persons who are nominated in accordance with the procedures set forth in this Section 2.14 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors, and only such business as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.14 shall be conducted at a meeting of stockholders. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty to (i) determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.14 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.14(c)(3)(vi), and, (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 2.14, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if the stockholder who has delivered a notice pursuant to this Section 2.14 (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. To be considered a “qualified representative” of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or by telegram, cablegram or other means of electronic transmission that is deemed valid in accordance with Section 2.9 hereof delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such writing or telegram, cablegram or electronic transmission, or a reliable reproduction of the writing or telegram, cablegram or electronic transmission, at the meeting of stockholders.
(3)For purposes of this Section 2.14, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.
(4)Notwithstanding the foregoing provisions of this Section 2.14, stockholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.14; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to clause (a)(1)(iii) or (b) of this Section 2.14. Nothing in this Section 2.14 shall be deemed to affect any rights (x) of stockholders to request inclusion of proposals or nominations in the Corporation’s proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or (y) of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
(e)Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or re-election as a director of the Corporation nominated by a stockholder pursuant to Section 2.14(a)(1)(iii), the candidate for nomination must deliver (in accordance with the time periods prescribed for delivery of notice under clauses (a)(2) or (b) of this Section 2.14, as applicable) to the Secretary at the principal executive office of the Corporation (1) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and (2) a written representation and agreement (in the form provided by the Secretary upon written request) that such person (1) is not and, if elected as a director during his or her term of office, will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question in his or her capacity as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed therein and (3) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

ARTICLE III

DIRECTORS

3.1 Powers and Duties. Subject to the provisions of the DGCL and to any limitations in the Certificate of Incorporation relating to action required to be approved by the stockholders, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction and control of the Board. The Board may delegate the management of the day-to-day operation of the business of the Corporation, provided that the business and affairs of the Corporation shall remain under the ultimate direction and control of the Board.

3.2 Number and Qualifications. The Board shall consist of one or more members, the exact number of which shall be fixed from time to time by resolution of the Board. Unless otherwise required by law or by the Certificate of Incorporation, directors need not be stockholders of the Corporation or residents of the State of Delaware. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Classified Board of Directors. The Board shall be divided into classes, with each such class serving for a term, as set forth in the Certificate of Incorporation.

3.4 Resignations and Removals of Directors. Any director of the Corporation may resign from the Board or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one and if there is no such chairman, to the Chairman of the Board. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein) or, if no time is specified, immediately. Unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Except as otherwise required by law or the Certificate of Incorporation and except for any director elected by the holders of any series or class of preferred stock provided for or fixed pursuant to the provisions of Article V of the Certificate of Incorporation, any director or the entire Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote in the election of directors, voting together as a single class. Unless otherwise provided by the charter of the committee, any director serving on a committee of the Board may be removed from such committee at any time by the Board.

3.5 Vacancies. Except as otherwise required by law or the Certificate of Incorporation, any vacancy on the Board, by reason of death, resignation, retirement, disqualification or removal or otherwise, and any newly created directorship that results from an increase in the number of directors, shall be filled only by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. Any director of any class elected to fill a vacancy resulting from an increase in the number of directors of such class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

3.6 Regular Meetings. Regular meetings of the Board shall be held at such place or places, within or without the State of Delaware, on such date or dates and at such time or times, as shall have been established by the Board and publicized among all directors. A notice of each regular meeting shall not be required.

3.7 Special Meetings. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the Chief Executive Officer, if any, the President or any two directors then in office. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business, at least five (5) days before the day on which such meeting is to be held, or shall be sent to such director at such place by facsimile, electronic mail or other electronic transmissions, or be delivered personally or by telephone, in each case at least twenty-four (24) hours prior to the time set for such meeting. A notice of special meeting need not state the purpose of such meeting, and, unless indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8 Organization. Meetings of the Board shall be presided over by the Chairman of the Board, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, if any, if such person is a member of the Board, or in the absence of any such person, by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

3.9 Meetings by Means of Conference Telephone. Members of the Board of the Corporation, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting through the use of such equipment shall constitute presence in person at such meeting.

3.10 Quorum. Except as otherwise required by law, these Bylaws or the Certificate of Incorporation, at all meetings of the Board or any committee thereof, a majority of the entire Board or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors or committee members present at any meeting at which there is a quorum shall be the act of the Board or such committee, as applicable. If a quorum shall not be present at any meeting of the Board or any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

3.11 Action of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all of the members of the Board or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the Board or such committee.

3.12 Expense Reimbursement and Compensation. Directors and members of committees may receive such compensation, if any, for their services and such reimbursement of expenses as may be fixed or determined by resolution of the Board. This Section 3.12 shall not be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee or otherwise and receiving compensation for those services.

3.13 Chairman and Vice Chairman of the Board. The Corporation shall have a Chairman of the Board and, at the Board’s discretion, a Vice Chairman of the Board. Any such Chairman of the Board or Vice Chairman of the Board may be an officer of this Corporation as determined by the Board pursuant to Section 4.1. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall exercise and perform such other powers and duties as may be from time to time assigned to him or her by the Board or as may be prescribed by these Bylaws.

3.14 Committees.

(a)The Board may, by resolution, designate from among its members one (1) or more committees, each such committee to consist of one (1) or more of the directors of the Corporation, the exact number of which shall be fixed from time to time by resolution of the Board. The Board may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board shall keep minutes of their meetings and shall report their proceedings to the Board when requested or required by the Board.
(b)Any committee of the Board may adopt such rules and regulations not inconsistent with the provisions of law, the Certificate of Incorporation or these Bylaws for the conduct of its meetings as such committee may deem proper.

3.15 Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

ARTICLE IV

OFFICERS

4.1 General. The officers of the Corporation shall be chosen by the Board and shall include a President, a Chief Executive Officer, and a Secretary. The Board, in its discretion, may also appoint such additional officers as the Board may deem necessary or desirable, including a Chief Financial Officer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may delegate to any officer of this Corporation or any committee of the Board the power to appoint, remove and prescribe the term and duties of any officer provided for in this Section 4.1. Any number of offices may be held by the same person, unless otherwise provided by the Certificate of Incorporation or these Bylaws.

4.2 Appointment and Term. Each officer shall serve at the pleasure of the Board and shall hold office until such officer’s successor has been appointed, or until such officer’s earlier death, resignation or removal. Any officer may be removed, either with or without cause, by the Board or by any officer upon whom such power of removal may be conferred by the Board.

4.3 Resignations. An officer may resign from his or her position at any time, by giving notice in writing or electronic transmission to the Corporation. Such resignation shall be without prejudice to any rights, if any, the Corporation may have under any contract to which the officer is a party. Such resignation shall take effect at the time therein specified (which may be upon the happening of an event specified therein), or, if no time is specified, immediately; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4 Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise shall be filled by the Board in the manner prescribed in these Bylaws for election or appointment to such office.

4.5 Compensation. The Board shall fix, or may appoint a committee to fix, the compensation of all officers of the Corporation appointed by the Board. Subject to the rules or regulations of any stock exchange applicable to the Corporation or other applicable law, the Board may authorize any officer upon whom the power to appoint officers may have been conferred pursuant to Section 4.1 to fix the compensation of such officers.

4.6 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V

STOCK

5.1 Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two authorized officers, representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issuance.

5.2 Transfers. Shares of stock of the Corporation shall be transferable upon the Corporation’s books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by applicable law). Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so. The Board shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

5.3 Lost, Stolen, or Destroyed Certificates. The Board may direct a new certificate or uncertificated shares be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or uncertificated shares, the Board may, in its discretion, require the owner of such lost, stolen or destroyed certificate to give the Corporation a bond (or other adequate security) in such sum as it may direct as indemnity against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of such new certificate or uncertificated shares. The Board may adopt such other provisions and restrictions with reference to lost certificates, not inconsistent with applicable law, as it shall in its discretion deem appropriate.

5.4 Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE VI

NOTICES

6.1 Notices.

(a)Whenever notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at such person’s address as it appears on the books of the Corporation or given by the stockholder for such purpose, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice may also be given personally or by facsimile, electronic mail or other means of electronic transmission in accordance with applicable law. Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given.
(b)Notice to a stockholder given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
(c)Any notice to stockholders given by the Corporation may be given by a single written notice to stockholders who share an address if consented to by the stockholders at such address to whom such notice is given. Any such consent shall be revocable by the stockholders by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within sixty (60) days of having been given written notice by the Corporation of its intention to send the single notice as set forth in this Section 6.1(c) shall be deemed to have consented to receiving such single written notice.

6.2 Waivers of Notice. Whenever any notice is required by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver thereof given by electronic transmission by the person or persons entitled to notice, in each case, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these Bylaws.

ARTICLE VII

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

7.1 Definitions. For purposes of this Article VII, the following terms shall have the meanings set forth below:

(a)“Action” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.
(b)“Indemnified Party” means any person who is or was a party or is threatened to be made a party to any Action by reason of the fact that such person is or was a director or officer of the Corporation (which shall include actions taken in connection with or relating to the incorporation of the Corporation) or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including any employee benefit plan of the Corporation.

7.2 Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Indemnified Party against any and all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Party. Notwithstanding the preceding sentence, except as provided in Section 7.5 of this Article VII, the Corporation shall be required to indemnify an Indemnified Party in connection with an Action (or part thereof) commenced by such Indemnified Party only if the commencement of such Action (or part thereof) by the Indemnified Party was authorized in the specific case by the Board of the Corporation.

7.3 Determination. Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that the indemnification of Indemnified Party is proper in the circumstances because such Indemnified Party has met the applicable standard of conduct required by applicable law, as the case may be. Such determination shall be made, with respect to an Indemnified Party who is a director or officer at the time of such determination, (a) by a majority vote of the directors who are not parties to such Action, even though less than a quorum, or (b) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (d) by the stockholders. Such determination shall be made, with respect to former directors or officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former Indemnified Party of the Corporation has been successful on the merits or otherwise in defense of any Action or in defense of any claim, issue or matter therein, such Indemnified Party shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnified Party in connection therewith, without the necessity of authorization in the specific case.

7.4 Expenses Payable in Advance. Expenses, including without limitation attorneys’ fees, incurred by an Indemnified Party in defending any Action shall be paid by the Corporation in advance of the final disposition of such Action upon receipt of an undertaking by or on behalf of such Indemnified Person (if required by law) to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Corporation as authorized in this Article VII.

7.5 Claim. If a claim for indemnification under this Article VII (following the final disposition of such proceeding) is not paid in full within sixty (60) days after the Corporation has received a claim therefor by the Indemnified Party, or if a claim for any advancement of expenses under this Article VII is not paid in full within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the Indemnified Party shall thereupon (but not before) be entitled to file suit to recover the unpaid amount of such claim. If successful in whole or in part, the Indemnified Party shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action, the Corporation shall have the burden of proving that the Indemnified Party is not entitled to the requested indemnification or advancement of expenses under applicable law.

7.6 Other Indemnification or Advancement. The rights to indemnification and advancement of expenses provided by this Article VII shall not be construed to be exclusive of or limit any other rights to which any Indemnified Party or other person may be entitled under the Certificate of Incorporation or any bylaw, agreement, vote of the stockholders or disinterested directors or otherwise, both as to action in such Indemnified Party’s official capacity and as to action in another capacity while holding office.

7.7 Insurance. The Corporation may purchase and maintain insurance in the amounts the Board deems appropriate or advisable on behalf of any Indemnified Party against any liability asserted against such Indemnified Party and incurred by such Indemnified Party in such Indemnified Party’s capacity, or arising out of such Indemnified Party’s status, as an Indemnified Party, whether or not the Corporation would have the power to indemnify such Indemnified Party against such liability under applicable provisions of law.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

8.2 Corporate Seal. The Corporation may adopt and may subsequently alter the corporate seal and it may use the same by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

8.3 Maintenance and Inspection of Records. The Corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books and other records.

8.4 Reliance Upon Books, Reports and Records. Each director and each member of any committee designated by the Board shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation

8.5 Dividends. Subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, dividends on the capital stock of the Corporation may be declared by the Board at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Section 3.11 hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve. In the event that the Board declares a dividend on the capital stock of the Corporation pursuant to this Section 8.5, the Board may fix a record date in order that the Corporation may determine the stockholders entitled to receive payment of any dividend, which record date shall be fixed in accordance with Section 2.11(b).

8.6 Emergency Bylaws. In the event of any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or any successor provision, or other similar emergency condition, as a result of which a quorum of the Board or a standing committee of the Board cannot readily be convened for action, then the director or directors in attendance at the meeting shall constitute a quorum. Such director or directors in attendance may further take action to appoint one or more of themselves or other directors to membership on any standing or temporary committees of the Board as they shall deem necessary and appropriate.

8.7 Certificate of Incorporation Governs. In the event of any conflict between the provisions of the Certificate of Incorporation and these Bylaws, the provisions of the Certificate of Incorporation shall govern.

8.8 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

8.9 Actions with Respect to Securities of Other Entities. All stock and other securities of other entities owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted (including by written consent), and all proxies with respect thereto shall be executed, by the person or persons authorized to do so by resolution of the Board or, in the absence of such authorization, by the President, Chief Executive Officer, Secretary or such other officer of the Company designated by the Board.

ARTICLE IX

AMENDMENTS

9.1 Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.

Annex D

DANAM HEALTH HOLDING CORPORATION

2023 EQUITY INCENTIVE PLAN

1. PURPOSE OF PLAN

The purpose of this Danam Health Holding Corporation 2023 Equity Incentive Plan (this “Plan”) of Danam Health Holding Corporation, a Delaware corporation (the “Corporation”), is to promote the success of the Corporation by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Corporation’s stockholders.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3. PLAN ADMINISTRATION

3.1 The Administrator. This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Corporation, its authority under this Plan. The Board or another committee (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under this Plan. Unless otherwise provided in the Bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

3.2 Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;
(b)	grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-

based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;
(c)	approve the forms of any award agreements (which need not be identical either as to type of award or among participants);
(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;
(e)	cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.7.5;
(f)	accelerate, waive or extend the vesting or exercisability, or modify or extend the term of, any or all such outstanding awards (in the case of options or stock appreciation rights, within the Maximum term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.7.5;
(g)	adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6 (and subject to the no repricing provision below);
(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);
(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;
(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration (subject to the no repricing provision below);
(k)	impose such restrictions, conditions or limitations (by provision in the applicable Award Agreement) as it determines appropriate as to the timing and manner of any resales by a participant of any shares issued pursuant to an award, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resales; and
(l)	determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.

3.3 Prohibition on Repricing. Notwithstanding anything to the contrary in Section 3.2 and except for an adjustment pursuant to Section 7.1 or a repricing approved by stockholders, in no case may the Administrator (a) amend an outstanding stock option or SAR to reduce the exercise price or base price of the award, (b) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for cash or other awards for the purpose of repricing the award, or (c) cancel, exchange, or surrender an outstanding stock option or SAR in exchange for an option or SAR with an exercise or base price that is less than the exercise or base price of the original award.

3.4 Binding Determinations. Any determination or other action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time. Neither the Board nor any other Administrator, nor any member thereof or person acting at the direction thereof, nor the Corporation or any of its Subsidiaries, shall be liable for any damages of a participant should an option intended as an ISO (as defined below) fail to meet the requirements of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to ISOs, should any other award(s) fail to qualify for any intended tax treatment, should any award grant or other action with respect thereto not satisfy Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or otherwise for any tax or other liability imposed on a participant with respect to an award.

3.5 Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation. No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.6 Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

4. SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1 Shares Available. Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock and any shares of its Common Stock held as treasury shares. For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2 Aggregate Share Limit. The Maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is equal to the sum of the following:

(1)	[•][1] shares of Common Stock, plus
(2)	the number of any shares subject to restricted stock awards granted under the 2022 Plan that are outstanding and unvested on the Stockholder Approval Date that are forfeited, terminated, cancelled or otherwise reacquired by the Corporation without having become vested.
[1]

To be [●]% of the outstanding shares of Artemis Class A Common Stock issued and outstanding immediately following the Closing (as calculated after giving effect to the Redemption), minus the number of shares subject to options granted under the 2022 Plan between the date of the Business Combination Agreement and the closing of the Business Combination (to the extent outstanding as of the closing and as adjusted based on the Per Share Stock Consideration).

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of this Plan, with the first such increase to occur in January 2024, by an amount equal to the lesser of (i) two percent (2%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the Board.

4.3 Additional Share Limits. The following limits also apply with respect to awards granted under this Plan. These limits are in addition to, not in lieu of, the aggregate Share Limit in Section 4.2.

(a)	The Maximum number of shares of Common Stock that may be delivered pursuant to options qualified as incentive stock options granted under this Plan is [●] shares.
(b)	Awards that are granted under this Plan during any one calendar year to any person who, on the grant date of the award, is a non-employee director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under this Plan during that same calendar year to that individual in his or her capacity as a non-employee director and (ii) the dollar amount of all other cash compensation payable by the Corporation to such non-employee director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $400,000; provided that this limit is $600,000 as to (1) a non-employee director who is serving as the independent Chair of the Board or as a lead independent director at the time the applicable grant is made or (2) any new non-employee director for the calendar year in which the non-employee director is first elected or appointed to the Board. For purposes of this Section 4.3(b), a “non-employee director” is an individual who, on the grant date of the award, is a member of the Board who is not then an officer or employee of the Corporation or one of its Subsidiaries. For purposes of this Section 4.3(b), “grant date fair value” means the value of the award as of the date of grant of the award and as determined using the equity award valuation principles applied in the Corporation’s financial reporting. The limits of this Section 4.3(b) do not apply to, and shall be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of the Corporation or one of its Subsidiaries. The limits of this Section 4.3(b) apply on an individual basis and not on an aggregate basis to all non-employee directors as a group.

4.4 Share-Limit Counting Rules. The Share Limit shall be subject to the following provisions of this Section 4.4:

(a)	Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.
(b)	Except as provided below, to the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right granted under this Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised in full at a time when the payment due to the participant is 15,000 shares, 15,000 shares shall be counted against the Share Limit with respect to such exercise and the 85,000 shares not issued shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.)
(c)	Shares that are exchanged by a participant or withheld by the Corporation as full or partial payment in connection with any award granted under this Plan, as well as any shares exchanged by a participant or withheld by the Corporation or one of its Subsidiaries to satisfy the tax withholding obligations related to any award granted under this Plan, shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan (but such shares shall not again become available for issuance as ISOs).
(d)	To the extent that an award granted under this Plan is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the Share Limit and shall be available for subsequent awards under this Plan.
(e)	In the event that shares of Common Stock are delivered in respect of a dividend equivalent right granted under this Plan, the number of shares delivered with respect to the award shall be counted against the Share Limit. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Corporation pays a dividend, and 50 shares are delivered in payment of those rights with respect to that dividend, 50 shares shall be counted against the Share Limit). Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under this Plan other than the aggregate Share Limit.
(f)	The Corporation may not increase the Share Limit by repurchasing shares of Common Stock on the market (by using cash received through the exercise of stock options or otherwise).

Refer to Section 8.11 for application of the share limits of this Plan, including the limits in Sections 4.2 and 4.3, with respect to assumed awards. Each of the numerical limits and references in Sections 4.2 and 4.3, and in this Section 4.4, is subject to adjustment as contemplated by Sections 7 and 8.10.

4.5 No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1 Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:

5.1.1 Stock Options. A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The agreement evidencing the grant of an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The Maximum term of each option (ISO or nonqualified) shall be ten (10) years. The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.

5.1.2 Additional Rules Applicable to ISOs. To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of a share of Common Stock on the date of grant of the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted. If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the Code, the option shall be a nonqualified stock option.

5.1.3 Stock Appreciation Rights. A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the SAR is exercised over the “base price” of the award, which base price shall be set forth in the applicable award agreement and shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the SAR. The Maximum term of a SAR shall be ten (10) years.

5.1.4 Other Awards; Dividend Equivalent Rights. The other types of awards that may be granted under this Plan include: (a) stock bonuses, restricted stock, performance stock, stock units, restricted stock units, deferred shares, phantom stock or similar rights to purchase or acquire shares, whether at a fixed or variable price (or no price) or fixed or variable ratio related to the Common Stock, and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) cash awards. The types of cash awards that may be granted under this Plan include the opportunity to receive a payment for the achievement of one or more goals established by the Administrator, on such terms as the Administrator may provide, as well as discretionary cash awards. Dividend equivalent rights may be granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted as to a stock option or SAR granted under this Plan. In addition, any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied.

5.2 Award Agreements. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require.

5.3 Deferrals and Settlements. Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions (if any) as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.4 Consideration for Common Stock or Awards. The purchase price (if any) for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

(a)	services rendered by the recipient of such award;
(b)	cash, check payable to the order of the Corporation, or electronic funds transfer;
(c)	notice and third party payment in such manner as may be authorized by the Administrator;
(d)	the delivery of previously-owned shares of Common Stock which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Corporation (as determined by the Administrator);
(e)	by a reduction in the number of shares otherwise deliverable pursuant to the award; or
(f)	subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

In no event shall any shares newly issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay any exercise or purchase price of any award or shares by any method other than cash payment to the Corporation.

5.5 Definition of Fair Market Value. For purposes of this Plan, “fair market value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price (in regular trading) for a share of Common Stock on the Nasdaq

Capital Market (or, if the Common Stock is not then traded on the Nasdaq Capital Market, the principal established securities market on which shares of Common Stock are readily tradable) (the “Market”) for the date in question or, if no sales of Common Stock were reported on the Market on that date, the closing price (in regular trading) for a share of Common Stock on the Market for the next preceding day on which sales of Common Stock were reported on the Market. The Administrator may, however, provide with respect to one or more awards that the fair market value shall equal the closing price (in regular trading) for a share of Common Stock on the Market on the last trading day preceding the date in question or the average of the high and low trading prices of a share of Common Stock on the Market for the date in question or the most recent trading day. If the Common Stock is no longer listed or is no longer actively traded on the Market as of the applicable date, the fair market value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.6 Transfer Restrictions.

5.6.1 Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.6 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.6.2 Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.6.3 Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.6.1 shall not apply to:

(a)	transfers to the Corporation (for example, in connection with the expiration or termination of the award);
(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly-designated beneficiary, transfers by will or the laws of descent and distribution;
(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if received by the Administrator;
(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or
(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

5.7 International Awards. One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator from time to time. The awards so granted need not comply with other specific terms of this Plan, provided that stockholder approval of any deviation from the specific terms of this Plan is not required by applicable law or the rules of any principal securities exchange or market on which shares of Common Stock are then traded.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1 General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries, is not a member of the Board, and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2 Events Not Deemed Terminations of Employment. Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of: (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable Maximum term of the award.

6.3 Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the Eligible Person’s award(s) in connection with such transaction.

7. ADJUSTMENTS; ACCELERATION

7.1 Adjustments.

(a)	Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, combination, consolidation, conversion or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock; or any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall equitably and proportionately adjust: (i) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, and numbers of shares set forth elsewhere in this Plan); (ii) the number, amount and type of shares of Common Stock (or other securities or property) subject to any outstanding awards; (iii) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards; and/or (iv) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.
(b)	Any adjustment in the number of shares subject to an award under this Section 7.1 shall be rounded down to the nearest whole share, although the Administrator in its sole discretion may make a cash payment in lieu of a fractional share.
(c)	Without limiting the generality of Section 3.4, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2 Corporate Transactions — Assumption and Termination of Awards.

(a)	Upon any event in which the Corporation does not survive, or does not survive as a public company in respect of its Common Stock (including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of the Corporation, in any case in connection with which the Corporation does not survive or does not survive as a public company in respect of its Common Stock), then the Administrator may, in its sole discretion, make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property deliverable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Common Stock upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award): (i) unless otherwise provided in the applicable award agreement, each then-outstanding option and SAR shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and (ii) each award (including any award or portion thereof that, by its terms, does not accelerate and vest in the circumstances) shall terminate upon the related event; provided that the holder of an option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).
(b)	Without limiting the preceding paragraph, in connection with any event referred to in the preceding paragraph or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.
(c)	For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Corporation or all or substantially all of the Corporation’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each share of Common Stock subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the stockholders of the Corporation for each share of Common Stock sold or exchanged in such event (or the consideration received by a majority of the stockholders participating in such event if the stockholders were offered a choice of consideration); provided, however, that if the consideration offered for a share of Common Stock in the event is not solely the ordinary common stock of a successor corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock of the successor corporation or a Parent equal in fair market value to the per share consideration received by the stockholders participating in the event.
(d)	The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of an option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.
(e)	In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration and/or termination to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.
(f)	Without limiting the generality of Section 3.4, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.
(g)	The Administrator may override the provisions of this Section 7.2 by express provision in the award agreement and may accord any participant a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in this Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

8. OTHER PROVISIONS

8.1 Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including, but not limited to, state and federal securities law) and to such approvals by any exchange, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2 No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3 No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4 Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5 Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Corporation shall be made to provide for any taxes the Corporation or any of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)	The Corporation or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.
(b)	The Corporation or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the amount of any taxes which the Corporation or one of its Subsidiaries may be required or permitted to withhold with respect to such award event or payment.
(c)	In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy any applicable withholding obligation on exercise, vesting or payment.

8.6 Section 409A. Except as otherwise expressly set forth in an award agreement, it is intended that awards granted under the Plan either be exempt from, or comply with, the requirements of Section 409A of the Code (“Section 409A”). To the extent an award is subject to Section 409A (a “409A Award”), the terms of the Plan, the 409A Award and any award agreement shall be interpreted to comply with the requirements of Section 409A so that the 409A Award is not subject to additional tax or interest under Section 409A, unless the Administrator expressly provides otherwise. A 409A Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order for it to comply with the requirements of Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” to an individual who is considered a “specified employee” (as each term is defined under Section 409A), then no such payment shall be made prior to the date that is the earlier of (a) six months and one day after the participant’s separation from service or (b) the participant’s death, but only to the extent such delay is necessary for such payment to comply with the requirements of Section 409A(a)(2)(B)(i) of the Code. Each participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such participant in connection with this Plan, including any taxes and penalties under Section 409A, and neither the Corporation, nor any Subsidiary or any affiliate shall have any obligation to indemnify or otherwise hold such participant or any beneficiary harmless from such taxes or penalties. With respect to any 409A Award, references to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A. For purposes of Section 409A, each of the payments that may be made in respect of any award granted under the Plan is designated as a separate payment.

8.7 Effective Date, Termination and Suspension, Amendments.

8.7.1 Effective Date. This Plan is effective as of [●], 2023, the date of its approval by the Board (the “Effective Date”). This Plan shall be submitted for and subject to stockholder approval no later than twelve months after the Effective Date. Unless earlier terminated by the Board and subject to any extension that may be approved by stockholders, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.7.2 Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.7.3 Stockholder Approval. To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.7.4 Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the no-repricing provision of Section 3.3.

8.7.5 Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.7.

8.8 Privileges of Stock Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.9 Governing Law; Severability.

8.9.1 Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware, notwithstanding any Delaware or other conflict of law provision to the contrary.

8.9.2 Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.10 Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.11 Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the common stock (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan and shares subject to any substitute awards shall not be available for awards under the Plan in the event of any forfeiture, expiration or cash settlement of such substitute awards.

8.12 Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board, the Administrator, the Corporation, or any Subsidiary to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

8.13 No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect, or restrict in any way the right or power of the Corporation or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittees), as the case may be) to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, (f) any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation), or (g) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.14 Other Company Benefit and Compensation Programs. Payments and other benefits received by a participant under an award made pursuant to this Plan are wholly discretionary and, although provided by the Corporation, do not constitute regular or periodic payments. Unless otherwise required by applicable laws, the payments and other benefits provided under the Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans, arrangements or authority of the Corporation or its Subsidiaries.

8.15 Clawback Policy. The awards granted under this Plan are subject to the terms of the Corporation’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law, any of which could in certain circumstances require repayment or forfeiture of awards or any shares of Common Stock or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

Annex E

DANAM HEALTH HOLDING CORPORATION

EMPLOYEE STOCK PURCHASE PLAN

1.	PURPOSE

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Corporation (or a Subsidiary which may be designated by the Committee as a “Participating Subsidiary”) and to provide them with an additional incentive to advance the best interests of the Corporation.

2.	DEFINITIONS

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

“Account” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7(a).

“Board” means the Board of Directors of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Committee” means the committee appointed by the Board to administer this Plan pursuant to Section 12.

“Common Stock” means the common stock, par value $0.00001 per share, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

“Compensation” means an Eligible Employee’s regular gross pay. Compensation includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: severance pay, overtime payments, commissions, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation right payments, the vesting or grant of restricted stock, the payment of stock units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income, bonuses, incentive compensation, special payments, fees and allowances. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Corporation or any Subsidiary.

“Contributions” means all bookkeeping amounts credited to the Account of a Participant pursuant to Section 7(a).

“Corporation” means Danam Health Holding Corporation, a Delaware corporation, and its successors.

“Effective Date” means [•], 2023, the date this Plan was adopted by the Board.

“Eligible Employee” means any employee of the Corporation, or of any Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” (including any Subsidiaries which have become such after the date that this Plan is approved by the stockholders of the Corporation). Notwithstanding the foregoing and unless otherwise provided by the Committee in advance of the applicable Offering Period, “Eligible Employee” shall not include any employee:

(a)	whose customary employment is for not more than five (5) months in a calendar year; or
(b)	whose customary employment is for twenty (20) hours or less per week.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time.

“Exercise Date” means, with respect to an Offering Period, the last day of that Offering Period.

“Fair Market Value” on any date means:

(a)	if the Common Stock is listed or admitted to trade on a national securities exchange, the closing price of a share of Common Stock on such date on the principal national securities exchange on which the Common Stock is so listed or admitted to trade, or, if there is no trading of the Common Stock on such date, then the closing price of a share of Common Stock on such exchange on the next preceding date on which there was trading in the shares of Common Stock;
(b)	in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.

“Grant Date” means the first day of each Offering Period, as determined by the Committee and announced to potential Eligible Employees.

“Individual Limit” has the meaning given to such term in Section 4(b).

“New Exercise Date” has the meaning given to such term in Section 18.

“Offering Period” means the period of six (6) consecutive months commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period; provided, further, that the Committee may provide, as it deems appropriate and in advance of the applicable Offering Period, that such Offering Period will consist of multiple “purchase periods,” with an Exercise Date to occur at the end of each such purchase period. In no event will the Grant Date for an Offering Period occur on or before the Exercise Date (or the final Exercise Date, as the case may be) for the immediately preceding Offering Period.

“Option” means the stock option to acquire shares of Common Stock granted to a Participant pursuant to Section 8.

“Option Price” means the per share exercise price of an Option as determined in accordance with Section 8(b).

“Parent” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

“Participant” means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

“Participating Subsidiary” means any Subsidiary that has been designated in writing by the Committee as a Participating Subsidiary for purposes of this Plan.

“Plan” means this Danam Health Holding Corporation Employee Stock Purchase Plan, as amended from time to time.

“Rule 16b-3” means Rule 16b-3 as promulgated by the Commission under Section 16, as amended from time to time.

“Share Limit” has the meaning given to such term in Section 4(a).

“Subscription Agreement” means the written enrollment agreement or applicable electronic form of enrollment agreement filed by an Eligible Employee with the Corporation (or its designee) pursuant to Section 6 to participate in this Plan.

“Subsidiary” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

3.	ELIGIBILITY

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

4.	STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS
(a)	Aggregate Share Limit.
(i)

Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Corporation’s authorized but unissued Common Stock and any of its shares of Common Stock held as treasury shares. The Maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan is [•][2] shares, subject to adjustments pursuant to Section 17 (the “Share Limit”).

(ii)

In addition, subject to adjustments pursuant to Section 17, the Share Limit shall automatically increase on the first trading day in January of each of the calendar years during the term of this Plan, with the first such increase to occur in January 2024, by an amount equal to the lesser of (A) one percent (1%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year, (B) [●] shares of Common Stock, or (C) such number of shares of Common Stock as may be established by the Board.

(iii)

In the event that during a particular Offering Period all of the shares of Common Stock made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants’ Account balances.

(b)

Individual Share Limit. The Maximum number of shares of Common Stock that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 5,000 shares, subject to adjustments pursuant to Section 17 (the “Individual Limit”); provided, however, that the Committee may amend such Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval. The Individual Limit shall be proportionately adjusted for any Offering Period of less than six months, and may, at the discretion of the Committee, be proportionately increased for any Offering Period of greater than six months.

(c)	Shares Not Actually Delivered. Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

[2]

To be set at [●]% of the outstanding shares of Artemis Class A Common Stock issued and outstanding immediately following the Closing (as calculated after giving effect to the Redemption), but in no event greater than [●] shares.

5.	OFFERING PERIODS

During the term of this Plan, the Corporation will offer Options to purchase shares in each Offering Period to all Eligible Employees in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, Offering Periods will be of six (6) months duration. The Committee will specify in advance of each Offering Period when the Offering Period will commence and the Grant Date of the Offering Period. Each Option shall become effective on the Grant Date of that Offering Period. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date of that Offering Period. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no shares remain available for Options pursuant to Section 4.

6.	PARTICIPATION
(a)	Enrollment. An Eligible Employee may become a Participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and filed with the Corporation (or its designee) at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period.
(b)	Contribution Limits. Notwithstanding the foregoing, a Participant’s Contribution election shall be subject to the following limitations:
(i)	the $25,000 annual limitation set forth in Section 8(c);
(ii)	a Participant may not elect to contribute more than fifteen percent (15%) of his or her Compensation each pay period as Plan Contributions; and
(iii)	such other limits, rules, or procedures as the Committee may prescribe.
(c)

Content and Duration of Subscription Agreements. Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (i) the Eligible Employee’s participation terminates pursuant to the terms hereof, (ii) the Eligible Employee files a new Subscription Agreement that becomes effective, or (iii) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation.

7. METHOD OF PAYMENT OF CONTRIBUTIONS

(a)	Participation Account. The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage (or amount, as applicable) of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.
(b)	Commencement of Payroll Deductions. Payroll deductions with respect to an Offering Period shall commence as of the first day of the payroll period which coincides with or immediately follows the applicable Grant Date and shall end on the last day of the payroll period which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in this Section 7 or until his or her Plan participation terminates pursuant to Section 11.
(c)	Withdrawal During an Offering Period. A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Corporation (or its designee), in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form or applicable electronic withdrawal form which shall be completed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation. A withdrawal election pursuant to this Section 7(c) with respect to an Offering Period shall only be effective, however, if it is received by the Corporation prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the Exercise Date). Partial withdrawals of Accounts, and other modifications or suspensions of Subscription Agreements, except as provided in Section 7(d) or 7(e), are not permitted.
(d)	Change in Contribution Elections for the Following Offering Period. A Participant may discontinue, increase, or decrease the level of his or her Contributions (within Plan limits) by completing and filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any additional timing requirements that the Committee may impose, an election pursuant to this Section 7(d) shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election.
(e)	Discontinuing Contributions During an Offering Period. A Participant may discontinue his or her Contributions (but not increase or otherwise decrease the level of his or her Contributions) during an Offering Period, by filing with the Corporation (or its designee), on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. An election pursuant to this Section 7(e) shall be effective no earlier than the first payroll period that starts after the Corporation’s receipt of such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(c), in which case the Participant’s Account will be paid to him or her in cash in accordance with Section 11(a)).

8. GRANT OF OPTION

(a)	Grant Date; Number of Shares. On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of shares of Common Stock. The Option shall be exercised on the Exercise Date. The number of shares subject to the Option shall be determined by dividing the Participant’s Account balance as of the applicable Exercise Date by the Option Price.
(b)	Option Price. The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period; or (ii) 85% of the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period, or (2) the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period, or (3) the lesser of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period or the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period (or, for purposes of the foregoing clauses (2) and (3), the applicable Exercise Date of that Offering Period, as the case may be). Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per share be less than the par value of a share of Common Stock.
(c)	Limits on Share Purchases. Notwithstanding anything else contained herein, a person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:
(1)	it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary; or
(2)	such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

For purposes of the foregoing, a right to purchase stock accrues when it first becomes exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

9. EXERCISE OF OPTION

(a)	Unless a Participant withdraws from an Offering Period pursuant to Section 7(c) or the Participant’s Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant’s part, and the Maximum number of whole shares subject to such Option (subject to the Individual Limit set forth in Section 4(b) and the limitations contained in Section 8(c)) shall be purchased at the Option Price with the balance of such Participant’s Account.
(b)	If any amount is not sufficient to purchase a whole share of Common Stock remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to such Participant as soon as administratively practicable after such date; provided that the Committee may provide in advance of an Offering Period for any such amount with respect to that Offering Period to be credited to the Participant’s Account for the next Offering Period, if he or she is a Participant in such next Offering Period.
(c)	If the Share Limit of Section 4(a) is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date.
(d)	If any amount which exceeds the Individual Limit set forth in Section 4(b) or one of the limitations set forth in Section 8(c) remains in a Participant’s Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

10. DELIVERY OF SHARES

As soon as administratively practicable after the Exercise Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Corporation will seek to obtain such authority. If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver shares of Common Stock and satisfy Section 21, the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

11. TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

(a)	General. Except as provided in the next paragraph, if a Participant ceases to be an Eligible Employee for any reason at any time prior to the last day of an Offering Period in which he or she participates, or if the Participant timely elects to terminate Contributions and withdraw from the Plan pursuant to Section 7(c), such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Section 13) in cash, and such Participant’s Option and participation in the Plan shall be automatically terminated.
(b)	Change in Employee Status or Leave of Absence. If a Participant (i) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Participating Subsidiary through the Exercise Date, or (ii) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Corporation or a Participating Subsidiary or on such leave as of the applicable Exercise Date, such Participant’s Contributions shall cease, and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely election to terminate Contributions and withdraw from the Plan in accordance with Section 7(c), in which case such Participant’s Account shall be paid to him or her in cash in accordance with the foregoing paragraph).
(c)	Re-Enrollment. A Participant’s termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant’s termination from Plan participation shall be deemed to be a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.
(d)	Change in Subsidiary Status. For purposes of this Plan, if a Participating Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan and will no longer be an Eligible Employee, unless the person continues as an Eligible Employee in respect of the Corporation or another Participating Subsidiary.

12. ADMINISTRATION

(a)	The Committee. The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. Subject to the preceding sentence, the Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume or change the administration of this Plan.
(b)	Powers and Duties of the Committee. The Committee shall administer this Plan and shall have full power and discretion to adopt, amend and rescind any rules it considers desirable and appropriate for the administration of this Plan and not inconsistent with the terms of this Plan (including, without limitation, rules and deadlines for making elections under the Plan, which deadlines may be more restrictive than the deadlines otherwise set forth in this Plan), to further define the terms used in this Plan, and to make all other determinations necessary or advisable for the administration of this Plan or the effectuation of its purposes. The Committee shall act by majority vote or by unanimous written consent. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan. The Committee shall have full power and discretionary authority to construe and interpret the terms and conditions of this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and any Participant or other person under this Plan, which construction or interpretation shall be final and binding on all parties including the Corporation, Subsidiaries, Participants and beneficiaries. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures, separate offerings, or sub-plans applicable to particular Subsidiaries or locations, which separate offerings or sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan. The Committee may delegate ministerial non-discretionary functions to third parties, including individuals who are officers or employees of the Corporation or Participating Subsidiaries.
(c)	Decisions of the Committee are Binding; Reliance on Experts. Subject only to compliance with the express provisions hereof, the Board and Committee may act in their absolute discretion in matters within their authority related to this Plan. Any action taken by, or inaction of, the Corporation, any Participating Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. In making any determination or in taking or not taking any action under this Plan, the Board or Committee, as the case may be, may obtain and may rely on the advice of experts, including professional advisors to the Corporation. No member of the Board or Committee, or officer or agent of the Corporation, will be liable for any action, omission or decision under the Plan taken, made or omitted in good faith.
(d)	Indemnification. Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

13. DEATH BENEFITS

In the event of the death of a Participant, the Corporation shall deliver such shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Corporation), the Corporation, in its sole discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate.

14. TRANSFERABILITY

(a)	Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, as provided in Section 13.
(b)	The Corporation may require a Participant to hold any shares the Participant acquires under this Plan in a brokerage account identified by the Corporation until the date the shares are transferred, sold or otherwise disposed of in any way by the Participant, or such earlier time as the Corporation may determine.

15. USE OF FUNDS; INTEREST

All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise).

16. REPORTS

Statements shall be provided or made available (in writing or electronically) to Participants as soon as administratively practicable following each Exercise Date. Each Participant’s statement shall set forth, as of such Exercise Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

17. ADJUSTMENTS OF AND CHANGES IN THE STOCK

(a)	Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Corporation as an entirety occurs; then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:
(i)

proportionately adjust any or all of (A) the number and type of shares of Common Stock or the number and type of other securities that thereafter may be made the subject of Options (including the [●] and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (C) the Option Price of any or all outstanding Options, or (D) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options; or

(ii)

make provision for a cash payment in settlement of, or for the substitution or exchange of, any or all outstanding Options or the cash, securities or property deliverable to the holder of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

(b)	The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.
(c)	In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.
(d)	Without limiting the generality of Section 12, any good faith determination by the Committee as to whether an adjustment is required in the circumstances pursuant to this Section 17, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

18. POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS

Upon a dissolution or liquidation of the Corporation, or any other event described in Section 17 that the Corporation does not survive, or does not survive as a publicly-traded company in respect of its shares, subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Options that are then outstanding under the Plan, each Offering Period then in progress shall be shortened and a new Exercise Date shall be established by the Board or the Committee (the “New Exercise Date”), as of which date the Plan and any Offering Period then in progress shall terminate and all then-outstanding Options under this Plan shall be automatically exercised in accordance with the terms hereof; provided, however, that the New Exercise Date shall not be more than ten (10) days before the date of the consummation of such dissolution, liquidation or other event. The Option Price on the New Exercise Date shall be determined as provided in Section 8(b), and the New Exercise Date shall be treated as the “Exercise Date” for purposes of determining such Option Price.

19. TERM OF PLAN; AMENDMENT OR TERMINATION

(a)	Effective Date; Termination. This Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after the tenth (10th) anniversary of the Effective Date, and this Plan shall terminate as of the Exercise Date on or immediately following such date unless sooner terminated pursuant to Section 4, Section 18 or this Section 19.
(b)	Board Amendment Authority. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part, without notice. Stockholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent. Without limiting the generality of the Committee’s amendment authority, the Committee shall have the right to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may become such after the Effective Date), to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2, and to change the definition of Compensation set forth in Section 2 (in each case, subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not constitute an amendment to this Plan requiring stockholder approval.

20. NOTICES

All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

21. CONDITIONS UPON ISSUANCE OF SHARES

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of shares of Common Stock are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

22. PLAN CONSTRUCTION

(a)	Section 16. It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the Maximum extent possible. Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.
(b)	Section 423. Except as the Committee may expressly provide in the case of one or more separate offerings or sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code.
(c)	Interpretation. If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Plan as to such persons in the circumstances.

23. EMPLOYEES’ RIGHTS

(a)	No Employment Rights. Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.
(b)	No Rights to Assets of the Corporation. No Participant or other person will have any right, title or interest in any fund or in any specific asset (including shares of Common Stock) of the Corporation or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary, on the one hand, and any Participant or other person, on the other hand. To the extent that a Participant or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation. No special or separate reserve, fund or deposit will be made to assure any such payment.

(c)	No Stockholder Rights. A Participant will not be entitled to any privilege of stock ownership as to any shares not actually delivered to and held of record by the Participant. Except as expressly required by Section 17, no adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

24. MISCELLANEOUS

(a)	Governing Law; Severability. This Plan, the Options, Subscription Agreements, and other documents related to this Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to any conflict of law principles. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.
(b)	Captions and Headings. Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.
(c)	No Effect on Other Plans or Corporate Authority. The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (i) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Stock), or (ii) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority.
(d)	No Effect on Other Compensation. Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the board of directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides in writing.

25. STOCKHOLDER APPROVAL

Notwithstanding anything else contained herein to the contrary, the effectiveness of this Plan is subject to the approval of this Plan by the stockholders of the Corporation within twelve months after the Effective Date. No shares shall be issued or delivered under this Plan until such stockholder approval is obtained and, if such stockholder approval is not obtained within such twelve-month period of time, all Contributions credited to a Participant’s Account hereunder shall be refunded to such Participant (without interest) as soon as practicable after the end of such twelve-month period.

26. TAX WITHHOLDING

(a)	Notwithstanding anything else contained herein to the contrary, the Corporation may deduct from a Participant’s Account balance as of an Exercise Date, before the exercise of the Participant’s Option is given effect on such date, the amount of any taxes which the Corporation reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the Maximum number of whole shares of Common Stock subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount).
(b)	Should the Corporation for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should the Corporation or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code or at any other time in respect of a Participant’s participation in this Plan, the Corporation or Subsidiary, as the case may be, shall have the right at its option to (i) require the Participant to pay or provide for payment of the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (ii) deduct from the Participant’s Account or from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Corporation or Subsidiary reasonably determines that it or an affiliate is required to withhold with respect to such event.

27. NOTICE OF SALE

Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (a) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (b) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such shares were acquired.

ANNEX F

August 3, 2023	File Reference: 34-36-63773

Mr. Philip N. Kaplan. President & Co-Chief Executive Officer

Ms. Holly Gagnon, Co-Chief Executive Officer

Artemis Strategic Investment Corporation

3310 E. Corona Avenue

Phoenix, AZ 85040

To the Board of Directors:

Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “Marshall & Stevens” or “we,” “us,” or “our”) has been engaged by Artemis Strategic Investment Corporation (“ASIC” or the “SPAC”) for the benefit of and to advise their board of directors (the “Board”) in connection with the consideration by the Board of a possible acquisition of Danam Health, Inc. (“Danam” or the “Acquired Business”) in accordance with the terms of Business Combination Agreement by and among ASIC, Danam and certain other parties and dated August 6, 2023 (the “BCA”).  We have been engaged to perform a fairness analysis, from a financial point of view, of the purchase price to be paid by the SPAC for the Acquired Business all as set forth in our Engagement Letter dated July 25, 2023, and the accompanying (and by this reference incorporated herein) General Contractual Conditions therein (collectively, the “Agreement”).  This letter shall serve as our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the purchase price to be paid by the SPAC for the Acquired Business as referenced in and governed by that Agreement.

We are advised, and have relied upon such advice with your approval, that the Transaction will be consummated as set forth in the BCA. We understand that the Transaction is expected to close (the “Closing”) in the fourth quarter of 2023 or the first quarter of 2024, unless extended pursuant to the terms of the BCA (the “Transaction Date”). We are further advised, and have relied upon such advice with your approval, that the Transaction consists of a business combination between the SPAC and Danam and pursuant to which the SPAC, in effect, will acquire Danam for consideration of up to Twenty Million (20,000,000) newly issued shares (the “Transaction Shares”) of common stock of the SPAC to be issued as (a) Seventeen Million (17,000,000) shares issued at closing (the “Upfront Shares”) and (b) up to Three Million (3,000,000) shares (the “Earnout Shares”) issued if certain earnout triggers are achieved (the “Earnout”).  All outstanding equity securities, including all convertible securities, will be converted or retired.  The BCA provides for certain adjustments to in the number of Upfront Shares to be issued depending upon the net working capital of Danam (the “Net Working Capital Adjustment”).

F-1

Based on the fact that the SPAC is only recently formed, has no operating history, has no assets other than cash and its rights under the letter of intent dated June 20, 2023 (the “LOI”), and that its securities are thinly traded, we have assumed, with your permission, that the Upfront Shares are valued at the redemption amount payable to the public shareholders that redeem in connection with the closing of the Transaction (the “Redemption Price”). We have not performed any separate analysis regarding the fair value of the Upfront Shares. Consequently, the purchase price (the “Purchase Price”) will be the sum of (x) One Hundred and Seventy Million Dollars ($170,000,000) (as adjusted for the Net Working Capital Adjustment) plus (y) the fair market value of the Earnout. Such fair market value will take into consideration the earnout triggers and the estimated probability of the Earnout Shares being released from escrow and transferred to the seller’s equity holders and an estimate of the price of such shares at the time of transfer using a Monte Carlo simulation.

We understand that in connection with the Transaction, certain employees of Danam may enter into employment agreements with the surviving entity, and that certain equity of the SPAC may be reserved for issuance pursuant to stock bonus or incentive arrangements.  Our Opinion does not address the fairness of such agreements or stock bonus or incentive arrangements.  We further understand that in connection with the Transaction, the SPAC may make commitments with respect to the future financing or funding of Danam.  Our Opinion assigns no value to such future financing or funding commitments or obligations.  In addition, we understand that the Transaction contemplates certain changes in the rights, privileges, and preferences of the holders of the SPAC’s shares and certain changes in the composition of the SPAC’s management and board of directors.   We have done no analysis of and express no opinion as to the fairness of such changes in rights, privileges, and preferences and/or in the changes to the composition of the SPAC’s management and board of directors.  We note that the BCA includes limitations on the operations of the SPAC related to the Earnout.   We express no opinion as to the fairness of these provisions and, with your consent, have assumed that they will not materially adversely impact the ability of management to achieve the results set forth in the projections provided to SPAC.   Likewise, our Opinion does not address the fairness of any allocation of costs and expenses with respect to the Transaction, any use of the assets held by the SPAC in its trust account, or the amount of any transaction bonuses.

We note that the BCA includes various provisions related to transactions involving the “Sponsor” which include provisions relating to actions to be taken by the Sponsor (the “Sponsor Transactions”).  We have not been engaged to express any opinion as to the fairness to any person or persons of such actions and, accordingly, express no opinion with respect thereto.

We have been asked to advise the Board to the fairness, from a financial point of view, of the Purchase Price to be paid by the SPAC in the Transaction in the form of issuance of common stock of the SPAC to the shareholders of Danam.  We have been asked to assume that the fair value of the Upfront Shares is equivalent to the Redemption Price.  We have not been asked to render any opinion with respect to the fairness of the Purchase Price to or for the benefit of any other person or entity besides the Board, and we specifically express no such opinion. We have not been engaged to serve as the financial advisor to the Board; we were not involved in the negotiation or structuring of the Transaction or the negotiation or structuring of the LOI or the BCA; we have not been involved in the raising of any funding for or with respect to, or associated with the SPAC and/or the Transaction or provided any advices with respect to such funding; and we have not been asked to consider any non-financial elements of the Transaction or any other alternatives that might be available to the Board or the SPAC.  We have not been engaged to provide and, accordingly, have not provided, any legal, accounting, brokerage or underwriting services for the Company or the Board or any other person or entity.

With your consent, in establishing fair value, we have solely considered the equity value of the Acquired SPAC as of a valuation date of July 28, 2023 and prior to the Transaction and have not taken into consideration any possible consequences of the Transaction (either positive or negative).  We have, with your consent, not considered the dilution effects of the issuance of common stock on equity holders of the SPAC. Our services in rendering this opinion have been in our capacity as an independent valuation consultant and not as a fiduciary to the Board, the SPAC, the shareholders of the SPAC, the shareholders of the Acquired SPAC, or any other person or entity.

F-2

In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:

•

Conducted management interviews with Danam management. Topics addressed included, but were not limited to, transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition and various other topics related to business operations.

•	Danam’s historical financial statements for the years ended December 31, 2021 and December 31, 2022, including the year to date period ended June 30, 2023;
•	Projections for Danam for the fiscal years ending December 31, 2023 through December 31, 2025;
•	The LOI;
•	The BCA;
•	The Merger Voting Agreement;
•	The Post-Merger Lock-Up Agreement;
•	The Post-Merger Non-Competition Agreement;
•	Danam Founder Shares Letter;
•	Artemis Form 8-K;
•	Investor presentations;
•	Industry research reports;
•	Third-party industry and economic research, including, but not limited to, IBISWorld, Capital IQ, Guide to Cost of Capital published by Kroll; and
•	Other information, studies, and analyses as we deemed appropriate.

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Board, the SPAC and/or Danam or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, and iii) not conducted any independent valuation or appraisal of any specific assets of the SPAC or Danam or any appraisal or estimate of any specific liabilities of the SPAC or Danam. With respect to the relating to Danam, we have assumed, with your consent, that such projections have been reasonably prepared on the basis of and reflect the best currently available estimates and judgments of the management of Danam as to the future financial performance of that company and that management of the surviving corporation will be able to execute on the business plan underlying such projections and/or financial forecasts. With your consent, we assume no responsibility for, and express no view as to, such projections and/or financial forecasts or the assumptions on which they are based.  Our Opinion assumes that there are no contingent or off-balance sheet assets or liabilities for the SPAC or Danam.

Our opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Purchase Price as of any other date. In rendering our Opinion, we have assumed that the factual circumstances, agreements, and terms, as they existed at the date of the Opinion, will remain substantially unchanged through the time the Transaction is completed. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.

F-3

Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose. Our Opinion does not constitute a recommendation to the Board or the shareholders of SPAC, the shareholders of Danam or any other person or entity as to any action the Board, the shareholders of SPAC, the shareholders of Danam or any other person or entity should take in connection with the Transaction or any aspect thereof.  Our opinion does not address the merits of the Transaction or the underlying decision by the Board to engage in the Transaction or the relative merits of any alternatives that may be available to the SPAC. This Opinion addresses only the Purchase Price and does not address any other aspect of the Transaction. By way of example, our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred, any future funding or fund raising commitments, any Sponsor Transactions, or any changes in the rights, privileges and preferences of the holders of the SPAC’s shares or in the composition of the SPAC’s management and board of directors. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters. This Opinion may not be reproduced, disseminated, quoted, or referred to at any time without our prior written consent.

Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by the SPAC to Danam in the Transaction in the form of the issuance of the common shares of the SPAC to the equity holders of Danam as provided in the BCA is fair to the SPAC and, through their ownership in the SPAC, the Class A stockholders, from a financial point of view.

Very truly yours,

Marshall & Stevens Transaction Advisory Services, LLC

File No. 34-36-63773

F-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Artemis’ Amended and Restated Charter provides for indemnification of its directors, officers, employees and other agents to the Maximum extent permitted by the Delaware General Corporation Law, and Artemis’ bylaws provide for indemnification of its directors, officers, employees and other agents to the Maximum extent permitted by the Delaware General Corporation Law.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Artemis has entered or will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Artemis, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

(a)	The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

Exhibit	Description	Schedule/ Form	Exhibits	Filing Date
2.1#	Agreement and Plan of Merger, dated as of August 7, 2023, by and among Artemis Strategic Investment Corporation, ASIC Merger Sub Inc, Artemis Sponsor, LLC as purchaser representative, Suren Ajjarapu as seller representative, and Danam Health, Inc. (included as Annex A to this proxy statement/prospectus).	Form 8-K	2.1	August 11, 2023
2.2	First Amendment to Agreement and Plan of Merger, dated as of August 7, 2023, by and among Artemis Strategic Investment Corporation, ASIC Merger Sub Inc, Artemis Sponsor, LLC as purchaser representative, Suren Ajjarapu as seller representative, and Danam Health, Inc. (included in Annex A to this proxy statement/prospectus).	Form 8-K	2.1	September 8, 2023
3.1	Third Amended and Restated Certificate of Incorporation of Artemis Strategic Investment Corporation.	Form 8-K	3.1	October 4, 2021
3.2**	Form of Fourth Amended and Restated Certificate of Incorporation of Artemis Strategic Investment Corporation (included as Annex B to this proxy statement/prospectus).
3.3	Bylaws of Artemis Strategic Investment Corporation.	Form S-1/A	3.4	March 3, 2021
3.4**	Form of Amended Bylaws of Artemis Strategic Investment Corporation (included as Annex C to this proxy statement/prospectus/consent solicitation).
4.1	Specimen Unit Certificate of Artemis Strategic Investment Corporation.	Form S-1/A	4.1	March 3, 2021
4.2	Specimen Class A Common Stock Certificate of Artemis Strategic Investment Corporation.	Form S-1/A	4.2	March 3, 2021

Exhibit	Description	Schedule/ Form	Exhibits	Filing Date
4.3	Specimen Warrant Certificate of Artemis Strategic Investment Corporation.	Form S-1/A	4.3	March 3, 2021
4.4	Warrant Agreement, dated September 29, 2021, by and between Continental Stock Transfer & Trust Company and Artemis Strategic Investment Corporation.	Form 8-K	4.1	October 4, 2021
5.1**	Opinion of Ellenoff Grossman & Schole LLP regarding the validity of the securities.
8.1**	Federal Tax Opinion of Nelson Mullins Riley & Scarborough LLP.
8.2**	Federal Tax Opinion of Ellenoff Grossman & Schole LLP.
10.1	Insider Letter, dated September 29, 2021, by and among Artemis Strategic Investment Corporation, its officers, its directors, and the Sponsor.	Form 8-K	10.1	October 4, 2021
10.2	Investment Management Trust Agreement, dated September 29, 2021, by and between Artemis Strategic Investment Corporation and Continental Stock Transfer & Trust Company, as trustee.	Form 8-K	10.2	October 4, 2021
10.3	Registration Rights Agreement, dated September 29, 2021, by and between Artemis Strategic Investment Corporation and the Sponsor.	Form 8-K	10.3	October 4, 2021
10.4	Private Placement Warrants Purchase Agreement, dated September 29, 2021, by and between Artemis Strategic Investment Corporation and the Sponsor.	Form 8-K	10.4	October 4, 2021
10.5	Form of Indemnity Agreement.	Form S-1/A	10.5	March 3, 2021
10.6	Administrative Services Agreement, dated March 10, 2021, between Artemis Strategic Investment Corporation and the Sponsor.	Form 8-K	10.5	October 4, 2021
10.7**	Form of Danam Health Holding Corporation 2023 Equity Incentive Plan (included as Annex D to this proxy statement/prospectus).
10.8	Subscription Agreement, dated July 5, 2023, by and among Artemis Strategic Investment Corporation, Artemis Sponsor LLC and Polar Multi-Strategy Master Fund.	Form 8-K	10.1	July 6, 2023
10.9	Form of Lock-Up Agreement, dated as of August 7, 2023, by and between Artemis Strategic Investment Corporation, Artemis Sponsor, LLC., and the shareholders of Danam Health, Inc. party thereto.	Form 8-K	10.1	August 11, 2023
10.10	Form of Non-Competition Agreement, dated as of August 7, 2023, by and among Danam Health, Inc., Artemis Strategic Investment Corporation and Artemis Sponsor, LLC, and the shareholders of Danam Health, Inc. party thereto.	Form 8-K	10.2	August 11, 2023
10.11	Form of Voting Agreement, dated as of August 7, 2023, by and among Danam Health, Inc., Artemis Strategic Investment Corporation, and the shareholders of Danam Health, Inc. party thereto.	Form 8-K	10.3	August 11, 2023
10.12	Founder Share Letter, dated as of August 7, 2023, by and among Danam Health, Inc., Artemis Strategic Investment Corporation and Artemis Sponsor, LLC	Form 8-K	10.4	August 11, 2023
21.1*	List of Subsidiaries.
23.1*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Artemis Strategic Investment Corporation.
23.2*	Consent of Suri and Co, independent registered public accounting firm of Danam Health, Inc.
23.3**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1 and Exhibit 8.2).
23.4**	Consent of Nelson Mullins Riley & Scarborough LLP (included in Exhibit 8.1).
23.5*	Consent of Marshall & Stevens Transaction Advisory Services LLC.
24.1*	Power of Attorney (included on signature page of this report).

Exhibit	Description	Schedule/ Form	Exhibits	Filing Date
99.1*	Consent of Philip Kaplan to be named as a director.
99.2*	Consent of Prashant Patel to be named as a director.
99.3*	Consent of Suren Ajjarapu to be named as a director.
99.4**	Preliminary Proxy Card.
107*	Filing Fee Table.
†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Filed herewith.
**	To be filed by amendment.
#	Portions of the Exhibit have been omitted because they are both (i) not material and (ii) the type that the registrant treats as private or confidential.

++ Indicates a management or compensatory plan.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated Maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the Maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(b)	Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(d)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, Arizona on the 8th day of September, 2023.

Artemis STRATEGIC INVESTMENT CORPORATION

By:	/s/ Philip N. Kaplan
Philip N. Kaplan
Co-Chief Executive Officer, President

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints Holly Gagnon and Philip N. Kaplan, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Holly Gagnon	Chairman, Co-Chief Executive Officer	September 8, 2023
Holly Gagnon	(principal executive officer)

/s/ Philip N. Kaplan	Co-Chief Executive Officer, President	September 8, 2023
Philip N. Kaplan	(principal financial officer)

/s/ Matthew Anfinson	Director	September 8, 2023
Matthew Anfinson

/s/ Rodney Butler	Director	September 8, 2023
Rodney Butler

/s/ Anna Massion	Director	September 8, 2023
Anna Massion

/s/ Andro Nodarse-León	Director	September 8, 2023
Andro Nodarse-León

/s/ Leonard Wanger	Director	September 8, 2023
Leonard Wanger